Helping Britain Prosper

Lloyds Banking Group
Annual Report and Accounts 2022



Our purpose is Helping Britain Prosper

We're creating a more sustainable and inclusive future for people and businesses, shaping finance as a force for good.

📖 Discover how we're Helping Britain Prosper on **pages 4 to 7**

Our performance

Robust financial performance with continued business momentum and good strategic progress

Alternative performance measures
To supplement our statutory results, we use a number of alternative performance measures. Unless otherwise stated, commentary within the strategic report is given on an underlying basis. Further information is set out on **pages 67.**

£5.6bn
Statutory profit after tax down 6 per cent, with higher net income, more than offset by higher impairment charges

£3.6bn
Total capital return including an ordinary dividend of 2.40 pence per share, up 20 per cent and share buyback of up to £2 billion

67.7pts
All-channel net promoter score remained strong

50.4%
Cost: income ratio remains strong

75%
Employee engagement index increased, 6 points higher than the UK average

19.8m
Digitally active customers continued to increase as we remain the largest digital bank in the UK

Inside this report



Our strategy
See page 22



Our people
See page 15



Our culture
See page 84

Our reporting

Our reporting is designed to facilitate better communication to a range of stakeholders.

Our annual report and accounts provides disclosures relating to our strategic, financial, operational, environmental and social performance and provides detail on our strategy.

It also contains forward-looking statements relating to the Group's future financial condition, performance, results, strategic initiatives and objectives. For further details, please refer to our forward-looking statements disclaimer on **page 361.**

Supplementary information and disclosures are provided in the following documents, and referenced throughout this report.

Environmental sustainability report ↗

Social sustainability report ↗

Form 20-F ↗

Pillar 3 disclosures ↗

To access more content on a mobile device, point your camera at the QR codes seen throughout this report.

See our full reporting network suite at www.lloydsbankinggroup.com/investors.

The 2022 annual report and accounts incorporates the strategic report and the consolidated financial statements, both of which have been approved by the Board of directors.

On behalf of the Board



Robin Budenberg
Chair, Lloyds Banking Group
21 February 2023

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Our unique business model

Our purpose is Helping Britain Prosper

We Help Britain Prosper by creating a more sustainable and inclusive future for people and businesses, shaping finance as a force for good.

To deliver on our purpose, we have identified four focus areas where we are best placed to provide significant positive change, enabling us to create a more inclusive society and sustainable future:

- **Creating a more inclusive future**
- **Improving access to quality housing**
- **Enabling regional development**
- **Greening the built environment**



View our environmental sustainability report here.



View our social sustainability report here.

Our vision

UK customer-focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale.

We will achieve our vision through our purpose-driven strategic pillars:

Grow

Drive revenue growth and diversification

See **pages 24 to 27**

Focus

Strengthen cost and capital efficiency

See **pages 28 and 29**

Change

Maximise the potential of people, technology and data

See **pages 30 and 31**

Our values

guide how we work together and make decisions to deliver our strategy:

See **pages 84 and 85**



People-first

We put people first to go further for customers



Bold

We're bold and take action



Inclusive

We're inclusive to value everyone



Sustainable

We champion sustainability to care for our planet



Trust

We trust each other to achieve more together

Strategic report
Financial results
Governance
Risk management
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Other information

Our competitive advantages

We have a number of distinct competitive strengths that collectively differentiate our proposition.

Leading UK customer franchise with deep customer insight
Our scale and reach across the UK means that our franchise extends to 26 million customers with 19.8 million digitally active. Extensive customer data and analysis ensures we can meet the needs of these customers more effectively.

Dedicated colleagues with strong values
We have a highly engaged, customer-focused, diverse workforce with significant expertise and experience.

Operating at scale with cost discipline
Our scale and efficiency enable us to operate more effectively.

Differentiated business model
A unique customer proposition, serving all our customers' banking and insurance needs in one place through a comprehensive product range.

All-channel distribution focus with digital leadership and trusted brands
Operating through a range of distribution channels ensures our customers can interact with us when and how they want.

Financial strength and disciplined risk management
We have a strong capital position and continue to take a disciplined approach to risk, as reflected through the quality of our portfolio and underwriting criteria.

Our structure

We have three core divisions and, in line with our new strategy launched in 2022, we have restructured our business to optimise synergies and efficiencies to best serve our customers' needs.

See Group structure and ring-fencing arrangements **page 86**



Lloyds Banking Group plc

Retail

Consumer lending
- Mortgages
- Credit cards
- Personal loans
- Motor finance

Consumer relationships
- Current accounts
- Savings accounts
- Mass affluent proposition

Insurance, Pensions and Investments

Insurance, pensions and investments
- Home, motor and protection insurance
- Pensions
- Investments

Commercial Banking

Small and medium businesses
- Business loans
- Transactional banking
- Working capital

Corporate and institutional banking
- Lending
- Risk management
- Liquidity
- Debt capital markets

Our trusted brands

Our products and services are made available to our customers through our trusted brands, which enables us to address the needs of different customer segments more effectively.



LLOYDS BANK
HALIFAX
BANK OF SCOTLAND
SCOTTISH WIDOWS
mbna
Schroders personalwealth
Citra
LEX AUTOLEASE
blackhorse
BM BIRMINGHAM MIDSHIRES
AMC
LDC
IWEB
embark group
cavendish online

Our external drivers, risks and opportunities

We've built our business and strategy to manage the fluctuations in our external environment and to adapt to ever-changing stakeholder needs. This helps ensure the Group remains sustainable over the longer term and is able to manage risks and opportunities as they emerge.

See risk overview **pages 38 to 43**

We regularly review the associated risk implications to ensure the right choices are being made for customers, colleagues and the Group. As a large, UK-focused financial services provider our business model is influenced by a number of external factors:



- **Customers**
- **Economy**
- **Technology and data**
- **Society and environment**
- **Competitor**
- **Regulation**

See external environment **pages 16 to 21**

**Delivering value
for all our stakeholders**

How we're Helping Britain Prosper



For over 325 years we have supported Britain through the good times and the bad. Today is no different.

During 2022, we have continued to work hard to Help Britain Prosper. This is in the best interests of all our stakeholders.

We provide financial services to 26 million customers in the UK

We're helping our millions of customers – individuals, families and businesses – to spend, save, borrow and invest.

We support our customers in many ways. Given the increasing impact of cost of living on our customers, in July 2022 we launched our cost of living hub across our mobile banking apps and websites. Through the hub customers can get access to free and independent advice with support to help them manage their finances. Since the launch of the app, we've seen over 875,000 customers visit the hub.



How we're supporting customers through the cost of living crisis.

We have the largest **shareholder** base in the UK

Given the Group's performance and strong capital position, the Board has recommended a total ordinary dividend of 2.40 pence per share. This represents an increase of 20 per cent on 2021, in line with our progressive and sustainable ordinary dividend policy.

We have also announced a further share buyback of up to £2 billion, marking 2022 as a very strong year of capital return to shareholders.

2.3m
shareholders, including most of our employees

£3.6bn
returned to shareholders for 2022



We are listening to and supporting over 63,000 colleagues

We have been engaging with colleagues in shaping our journey and co-creating our new Group values to make sure that every colleague is motivated and excited by the role they can play in Helping Britain Prosper.

We have also been conscious of the impact that the increased cost of living has continued to have on our colleagues. In August 2022, the Group gave the vast majority of colleagues a £1,000 one-off payment to help with the rising cost of bills.

In addition, we made significant changes to our reward approach which reflect our continued desire to support our colleagues, particularly those that are lower paid, during these extraordinary times and over the longer term. The 2023 pay award has a cash value typically in the range of 8 per cent to 13 per cent for our lowest paid colleagues.

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We've lent c£35 billion to **businesses** and proactively offered support

We've proactively contacted more than 550,000 businesses to offer support and through our financial wellbeing tools, we're monitoring those clients who may be at risk of falling into financial difficulty.

We have been working with these clients to offer bespoke support such as temporary payment plans and 30-day holds which can stop interest or product fees continuing to build.



How we're supporting British businesses, from entrepreneurs to SMEs.

Helping UK **society** with ongoing financial education and support

We continue to offer help to children and young adults across the UK to better understand the value of money and manage their finances day-to-day as they transition to financial independence. Our activity is primarily delivered face-to-face by colleague volunteers in classrooms, but we also have a range of resources that are available for download via the Lloyds Bank Academy site.

In addition, we donated £22.4 million to our four Foundations which cover England and Wales, Scotland, Northern Ireland and the Channel Islands. They provide an invaluable contribution by partnering with hundreds of small and local charities in their area. The Foundations provide funding and other forms of support to help people overcome complex social issues such as mental health, domestic abuse, addiction and homelessness.



Working with charities and community groups across the UK is a key part of our purpose of Helping Britain Prosper.

⟩£22m

donated to our Foundations in 2022, taking our total donations to over £110 million since 2018



Read more on our commitment to reduce our supply chain emissions.

Working to reduce the carbon footprint in our supply chain

Our suppliers and supply chains are integral to how we fulfil our customers' needs. We rely on around 2,600 suppliers for important aspects of our operations and customer service provision.

Recognising the emissions we generate through the purchase of goods and services and working collaboratively with our suppliers to reduce the Group's supply chain emissions are integral to our net zero strategy.

In October 2022, we announced our ambition to achieve a 50 per cent reduction in the carbon emissions we generate through our supply chain by 2030 on the path to net zero by 2050 or sooner.



Why our approach to tax matters to us and our stakeholders.

£3.9 billion of cash taxes paid to the UK Government

We regularly engage in open discussion with our regulators and other government authorities (including HMRC) to ensure the Group operates in line with current and developing legislation.

Lloyds Banking Group is proud to be one of the UK's largest tax payers, helping finance public services.

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We are becoming truly purpose driven

Robin Budenberg
Chair

Overview

During 2022 the Group has continued to make significant progress, effectively supporting our customers through what are clearly uncertain and challenging times, whilst launching a more purpose-driven strategy, accelerating our investment in the business and establishing a culture to support long-term sustainable success.

We are acutely aware that the current environment, and the increased cost of living in particular, is a challenge for many of our customers, colleagues and society more widely. We remain committed to supporting our customers and colleagues proactively and I am immensely proud of the role this organisation plays in Helping Britain Prosper.

Against this backdrop, the Group has continued to deliver good business momentum and robust financial performance, enabling support for our customers, the investment required for our strategy as well as a further increase to the ordinary dividend and excess capital return.

Our purpose and strategy

We are clear that our purpose as a Group is to Help Britain Prosper. This means not only providing outstanding service to our customers, but also responding to the UK's social, environmental and economic issues which we believe we are well placed to address. We are enormously proud of this role which includes helping build a more inclusive society and supporting the UK's transition to a low carbon economy.

In February 2022, we announced an ambitious strategy to transform our business in pursuit of this purpose to generate a stronger growth trajectory and to deliver higher, more sustainable returns. While the world has changed significantly since that time, our strategic focus remains clear and disciplined and we have made good initial progress with a new organisational structure and leadership team in place, a new operating model for change implemented, and increased investment particularly in our technology capabilities.

We want to be a leader in accelerating the UK's transition to a low carbon economy and have continued to expand our targets and plans to deliver our net zero ambitions in our own operations, supply chain and financed emissions. With our full year results, we have published our second dedicated environmental sustainability report which also includes our first Group climate transition plan. We also continue to implement the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures.

We are committed to Helping Britain Prosper by creating a more sustainable and inclusive future for people and businesses, shaping finance as a force for good. Further detail on our strategy can be found on **pages 22 to 31**.

Our culture

The Board and senior management have a vital role to play in shaping and embedding the right corporate culture in order to progress our purpose and implement our strategy. Our new Group values will guide behaviour but also the way we make decisions, from small everyday choices to big strategic decisions. Further detail on our new Group values can be found on **pages 84 and 85**.

Directors

We review the Board's composition and diversity regularly and are committed to ensuring we have the right balance of skills and experience within the Board. Aligned to this I am pleased to say we meet the Parker Review recommendations, and that we are aiming to meet all recommendations set out by the FTSE Women Leaders Review. The Board supports the focus on improving gender diversity and will give due consideration to this with future appointments. During 2022, there have been a number of changes to the Board and further detail can be found in our governance report on **page 72**.

Remuneration

During the year the Remuneration Committee has carefully considered how best to support our colleagues in the current challenging economic conditions, recognising the support and dedication of our staff and that the increase in living costs is impacting our lowest paid colleagues the most.

To help with increasing household costs, the Group was one of the first large UK companies to make a one-off payment (£1,000) to our colleagues (except senior leaders) in August. This amounted to a total value of £67 million. In addition, we have now agreed a pay package for our staff for 2023 which was approved by both our recognised unions by votes of their members. This was again focused on our more junior staff with an 8 per cent to 13 per cent increase for our 43,000 lowest paid colleagues (equivalent to a c.6.3 per cent increase on the overall pay bill).

The Group is also looking to implement a new remuneration policy this year to align executive remuneration more closely with our longer-term strategic objectives. This will include a return to a long term incentive plan aimed at ensuring executive remuneration is more closely aligned with our shareholder interests.

Summary

Looking ahead we know that the current outlook is uncertain and, as with the pandemic, the current challenges around cost of living will be another crucial test for the banking sector and its ability to support and to protect its customers. I remain confident that Lloyds Banking Group will support our customers and make sure that those who are most at risk of getting into financial difficulty have access to the help that they need.

I also remain confident that our strategy and commitment to become a truly purpose-driven business will enhance the long-term future of the Group and benefit all our stakeholders. We will continue to ensure that the Group is at the heart of the UK recovery and of Helping Britain Prosper.

▶

Robin Budenberg
Chair



Our charity partner:
Crisis and Simon Community
Together we will provide vital help so that people can rebuild their lives and are supported out of homelessness for good.

Back in 2016, our colleagues chose Mental Health UK as the Group's official charity partner. Initially, the partnership was meant to be for two years, with the aim for Lloyds Banking Group to raise £4 million to help Mental Health UK set up a service to support people experiencing mental health and money problems. Six years and £16 million later, the partnership has revolutionised mental health support and understanding.

For 2023 and 2024, our colleagues voted for our new charity partner to be Crisis (working alongside Simon Community in Northern Ireland). By bringing our organisations together we aim to create the perfect partnership for a housing-led solution to end homelessness. We will help by increasing access to affordable housing, supporting more people to rebuild their lives and become more financially secure and equip the nation with the solutions to prevent homelessness.

≫220k

families and individuals across the UK are facing homelessness

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Governance in action (section 172(1) statement)

Overview

Given the scale of the Group, significant stakeholder engagement takes place at all levels within the organisation. Managing stakeholder interests is an important focus for the Board, and forms a key part of the Board's delegation of the day-to-day management of the business to the Executive.

In addition to the direct engagement of Board members with stakeholders discussed on **pages 82 and 83**, the Board requires stakeholder implications to be considered within all proposals submitted to it from across the organisation. Stakeholder interests are identified by the Executive in proposals, both within the papers and as part of the accompanying presentations.

Through their regular business updates, and in their other interactions with the Board both in and outside of the board room, the Executive routinely provide the Board with details of stakeholder interaction and feedback from across the wider Group.

Throughout 2022 the Board's key stakeholders remained the same as they were in 2021:

Stakeholder key:

👤 **Customers and clients**		🏠 **Society and environment**
💷 **Shareholders**		📊 **Suppliers**
👥 **Colleagues**		⚖️ **Regulators and government**



Section 172(1) Statement

In accordance with the Companies Act 2006 (the Act), the directors provide this statement describing how they have had regard to the matters set out in section 172(1) of the Act when performing their duty to promote the success of the Company under section 172. Further detail on key stakeholder interaction is also contained within the directors' report on **pages 72 to 137**.

The directors remain mindful in all their deliberations of the long-term consequences of their decisions, as well as the importance of the Group maintaining a reputation for high standards of business conduct and the Board engaging with, and taking account of the views of, key stakeholders.

Key discussions and decisions ▼

Strategy



📖 See more on **pages 22 to 31**

The Group announced in February 2022 its ambitious new strategy. While the external environment has changed significantly since then, our strategy remains the right one given its continued focus on customers whilst delivering growth and diversification. The Board ensures that the necessary resources are in place for the Group to meet its objectives and measure performance against them, and the focus of the Board on supporting the implementation of the strategy remains strong.

Given the fundamental importance of the Group's delivery of its strategy, the Board considered aspects of implementation of the strategy including opportunities and risks to delivery at its scheduled meetings in 2022.

Additionally, the Board held dedicated sessions in June and November where progress against the strategy was a primary focus. In June this included discussion of developments in key business areas, the Group's progress on its path to net zero, and updates on initiatives supporting the implementation of the strategy, including the mobilisation of the Group's new platform-based operating model.

The Board provided valuable feedback to the executive leadership team, which was considered and acted upon, with further updates provided at Board meetings later in the year and at the dedicated session in November.

At its November session, the Board also considered the impacts on the Group's strategy of the changing economic environment, changes in the skills the Group will need as its strategy develops, the importance of purpose in delivering on agreed strategic ambitions and how the Group delivers sustainable long term success.

Stakeholder interest was at the forefront in all these discussions. This was drawn out by the Executive, including how the implementation and development of the Group's strategy is impacting both customers and colleagues, with the Board reflecting on feedback received from stakeholders on the Group's progress in implementing the strategy.

c£0.9bn

in-year incremental strategic investment

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Culture, values and purpose



📖 See more on **pages 84 and 85**

The Board continues to recognise the importance of creating a purpose-driven culture led by values which drive the delivery of the right outcomes for the Group's stakeholders. The Board has to that end continued to oversee the activity commenced in 2021 to deliver transformation in this area.

The Board considered early in the year the importance of the Group's values as a driver of wider cultural change, and in that regard agreed proposals for re-defining these values and for providing fuller alignment between the Group's values and its purpose, recognising that both of these are key drivers of our cultural change.

The Board encouraged feedback to be sought from colleagues on the values proposed, and following this feedback approved a Group wide re-launch and programme of colleague engagement.

The purpose remains Helping Britain Prosper and the new five values are People-first, Bold, Inclusive, Sustainable and Trust.

The Board then considered progress in the embedding of our purpose and the re-defined values. This included how the Group's culture plan would deliver on the ambitions which had been set, how the Group would know that progress was being made, and the areas and actions which would take particular focus during the course of the year, while also ensuring that simplicity could be maintained in the overall approach.

Later in the year the Board endorsed a new framework to enable the delivery of further cultural change, including new initiatives such as the Grow with Purpose leadership development programme. The Board will continue to review progress in this area in the year to come.



With colleague support, we are building a culture in which everyone feels included, empowered and inspired to do the right thing for all our stakeholders.

Robin Budenberg
Chair

Climate and net zero



📖 See more on **pages 36 and 37**

The Board has overall oversight of environmental, social and governance matters, with sustainability an integral element of the Group's strategy and embedded in business objectives.

The Board maintains its commitment to, and acknowledges the importance of, the ambitious climate change goals set in 2020, including reducing the emissions the Group finances by more than 50 per cent by 2030, and achieving net zero by 2050 or sooner.

The Board has devoted considerable time to reviewing the Group's progress against these objectives, and during the year oversaw a number of additional commitments to further drive the Group's progress to deliver on our climate ambitions. Key for 2022 was the release of our net zero activity update that included sector-specific emission reduction targets for seven Net-Zero Banking Alliance sectors. In our environmental sustainability report for 2022 we have also published the Group's first climate transition plan, complementing the existing Scottish Widows climate action plan released in the first part of 2022.

In October, the Board approved new sector targets for four high emitting sectors, including UK residential mortgages, automotive original equipment manufacturers and aviation, along with an update to power.

These combine with our existing sector targets for thermal coal, oil and gas, and retail motor, with our seven targets now covering some of the UK's hardest to abate and most material sectors.

As part of the process of determining and setting these sector targets, the Board reviewed and challenged key strategic levers, dependencies, risks and opportunities at its offsite meeting in June, acknowledging the unique factors at play within the individual sectors.

Alongside sector targets, we released our new supply chain ambition to reduce the emissions from our suppliers by 50 per cent by 2030 on the path to net zero by 2050 or sooner, complementing our existing financed emissions and own operations emissions reduction ambitions. The Board also approved via its Responsible Business Committee enhancements to our external sector statement for oil and gas.

Progress against all of these initiatives continues to be closely monitored by the Board. As the Group's climate ambitions and related stakeholder interests have been a key consideration for the Board during the course of the year, further information on our progress in meeting climate ambitions and our first Group transition plan can be found in our supplementary environmental sustainability report ↗

➤50%

reducing emissions from our suppliers by 50 per cent by 2030, on the path to net zero



Continued business momentum with an opportunity to do more



The Group delivered a robust financial performance with increased capital returns, whilst continuing to Help Britain Prosper.

Charlie Nunn
Group Chief Executive

Overview

Throughout 2022, we have continued to deliver on our purpose of Helping Britain Prosper, core to everything we do, whilst creating a more sustainable and inclusive future for people and businesses. Last year we announced our ambitious new strategy with the aim of growing our business and deepening relationships with our customers, meeting more of their financial needs. While the operating environment has changed significantly since then, our purpose-driven strategy is more relevant now than ever before. Based on significant strategic action we have made a good start and are seeing early evidence of delivery. We believe our strategy will create higher more sustainable returns, as reflected in our enhanced guidance and are excited about the opportunities ahead.

During the year, the Group delivered a robust financial performance with continued income growth supported by higher interest rates and solid business volumes. Costs were in line with expectations despite ongoing inflationary pressures. As a result of the Group's performance and strong pro forma capital generation of 245 basis points in the year, the Board has recommended a final ordinary dividend of 1.60 pence per share, resulting in a total dividend for the year of 2.40 pence, an increase of 20 per cent on prior year and in line with our progressive and sustainable ordinary dividend policy. In addition, the Group has announced a share buyback programme of up to £2 billion, resulting in total capital returns of up to £3.6 billion, equivalent to more than 10 per cent of the Group's market capitalisation value.

We know that the current environment continues to be challenging for many people and have mobilised the organisation to further support our customers. We are committed to maintaining support for our customers, clients and colleagues in the current environment and have invested in deep capabilities to facilitate this. This includes training more than 4,600 colleagues to provide financial assistance to individuals and businesses, build financial resilience to face cost of living challenges and support customers with tailored products if needed. We also saw over 5 million registrations for our Your Credit Score tool, leveraging our digital strengths to help customers take greater control of their own finances. For our colleagues, we provided additional payments in August and December 2022 and designed a new pay deal for 2023, focused on our lower paid colleagues, to provide greater protection and certainty.

Robust financial performance with ongoing strength in our customer franchise

In 2022, we delivered a robust financial performance, with statutory profit before tax of £6.9 billion. Underlying profit before impairment of £9.0 billion was up 46 per cent on 2021, including net income of £18.0 billion, driven by increased average interest-earning assets, a strengthened banking net interest margin, continued recovery in other income and lower operating lease depreciation. Cost discipline was sustained, with operating costs of £8.8 billion, up 6 per cent and in line with guidance, reflecting stable business-as-usual costs and higher planned strategic investment and new businesses. We saw strong observed asset quality with sustained low levels of new to arrears and very modest deterioration in observed credit metrics. Underlying asset quality remains strong, despite the weaker macroeconomic environment.

The Group also benefitted from continued balance sheet growth during the year. Loans and advances to customers were up £6.3 billion at £454.9 billion. This included continued growth of £6.3 billion in the open mortgage book (£1.2 billion of which was in the fourth quarter) alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion during the year due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. The Group also saw growth in its open book investments, with over £8 billion net new money in the period, despite difficult market conditions. Customer deposits decreased by £1.0 billion from the end of 2021 to £475.3 billion, with Retail deposits up £2.4 billion in the period, including current account balances up £2.5 billion, more than offset by reductions in Commercial Banking deposits. Group deposits are up c.£65 billion since the end of 2019.

Significant progress on serving all stakeholders, with a good start to our new strategy

We have a purpose-driven strategy. Core to this is our focus on building an inclusive society and supporting the transition to a low carbon economy, while creating new opportunities for our future growth. To build a more inclusive society we have supported £2.1 billion of funding to the social housing sector and lent £14.3 billion to first time buyers in the year. We have also helped around 185,000 small businesses boost their digital capability and technology adoption in the year. Importantly, we are also on track to reach our gender and ethnic diversity ambitions by 2025 supported by delivering a race education programme to our workforce in 2022.

How we're Helping Britain Prosper by supporting the UK's vital social housing sector

Throughout the UK, social housing is an integral part of the housing landscape with millions of people benefitting from stable and genuinely affordable homes.

That's why I am proud that the Group is the biggest supporter of social housing in the UK. Since 2018, we've supported around £15 billion of funding to the sector and we currently work with over 200 housing associations of all sizes.

Improving access to quality housing is central to building an inclusive society and Helping Britain Prosper.

Read more in our social sustainability report ↗

c£15bn

of funding supported to the social housing sector since 2018



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Group Chief Executive's review continued

To support the transition to a low carbon economy we have funded over £13 billion of green and sustainable financing in 2022 and made around £12 billion of discretionary investments in climate-aware strategies through Scottish Widows. We have also created a new partnership with Octopus Energy to support in retrofitting the UK housing stock and launched our first Group climate transition plan which you can find in our environmental sustainability report.

Despite external developments and challenges, our strategy remains the right one. It is more important than ever to deliver against our purpose-driven outcomes that benefit all our stakeholders. We are responding to the economic environment by increasing support to customers and colleagues, whilst accelerating our efficiency actions to offset the significant inflationary pressures in the business. During 2022, the Group invested £0.9 billion of incremental strategic investment, delivering gross cost savings of £0.3 billion so far. We have extended our ambition for saving even further, increasing our 2024 gross cost savings target by an additional £0.2 billion.

Driving revenue growth and diversification

We have made good progress on building deeper customer relationships, as well as innovating and broadening our product offerings and improving the ease with which our customers can access them. We remain the UK's largest digital bank and have continued to invest in personalisation and digitisation, resulting in a 15 per cent increase in daily logons and growing our digitally active users by 8 per cent to 19.8 million. We have also expanded our presence in areas where we are under-represented. For example, we grew our protection market share by around 1 percentage point. In our new mass affluent business, we saw an increase in banking balances of over 5 per cent and launched new, tailored banking products, including packaged bank accounts and credit cards, as well as enhanced direct to consumer investments. We are building capability as we look to launch our differentiated, digital first model in earnest later this year. In February 2023, the Group announced the acquisition of Tusker, a vehicle management and leasing company focused on electric and low emissions vehicles. This will further develop the Group's Motor business in a way that is clearly aligned with the organisation's purpose and sustainability ambitions.

In SME, we continue to digitise and diversify our business, with positive early momentum demonstrated by a more than 20 per cent growth in new merchant services clients. We are also broadening our product capabilities with strategic fintech partnerships where appropriate. Alongside, our targeted Corporate and Institutional offering delivered c.£8 billion of green and sustainable financing, driven by purpose-driven growth with businesses transitioning to net zero. We are meeting more needs for existing clients and growing non-lending income, supported by investment in product capabilities. This is reflected in a c.20 per cent growth in our percentage share of wallet for foreign exchange trading.

Investing in enablers to improve delivery

Maintaining discipline with regards to cost and capital efficiency is critical to our strategy. To this end, increased customer engagement and continued investment in digital propositions enable us to optimise the cost-to-serve to customers by, for example, streamlining our branch network, whilst reducing our office footprint by c.12 per cent. We remain committed to identifying further efficiencies to minimise the net cost impact from inflationary pressures and create the necessary capacity for investment. With regards to capital efficiency, we have demonstrated RWA discipline during the year whilst pursuing growth in capital-lite and fee generating businesses.

In order to deliver our strategy, we are focused on maximising the potential of our people, technology and data, the key enablers. For our people, efforts in 2022 have focused on positioning the organisation for future success. We have established an experienced, new leadership team with significant capabilities in strategic and digital delivery, alongside a flatter executive structure aligned with our strategic priorities.

The strengthening of our senior leadership team is also delivering on our inclusion and diversity objectives. In addition, we restructured our business and technology teams to set up a new platform-based operating model that brings together expertise in cross cutting, multi-functional teams to now drive greater accountability and collaboration and help to effect more quickly and efficiently. Finally, we have continued to invest in the talent, skills and capabilities needed to deliver our long-term growth strategy with our approach extending to consideration of international in-sourcing opportunities and how we work with third parties.

We are investing in modernising our technology estate, improving resilience and operational agility. During 2022 we decommissioned 5 per cent of our legacy applications, in line with our target of a greater than 15 per cent reduction by the end of 2024. As part of our effort to grow the role of data in our business, we reduced our data centre estate by 10 per cent in 2022. We also successfully ingested the first significant tranche of data onto Google's public cloud platform and continue to target 20 per cent of our applications to be on public and private cloud in 2024. Our experience in 2022 has enhanced our conviction in the fundamental importance of our technology and data transformation programme for the long-term success of the Group.

Through our purpose-driven strategy we will continue to drive revenue growth and diversification across our main businesses, unlocking opportunities through our consumer and commercial franchises. This growth will in turn leverage the Group's cost and capital efficiency, building on our strong foundations. Critical to this is our intention to maximise the potential of our people, technology and data in supporting our ambitions.

Outlook

Although the macroeconomic outlook remains uncertain, our people, business model and financial strength ensure that we can continue to support our customers and Help Britain Prosper. Our purpose-driven strategy is more relevant now than ever before and our experience in the last year reinforces our belief that successful strategic delivery will create a more sustainable business and deliver increased shareholder returns in the medium to longer-term. Based on our current macroeconomic assumptions the Group expects:

2023 guidance

- Banking net interest margin to be greater than 305 basis points
- Operating costs to be c.£9.1 billion
- Asset quality ratio to be c.30 basis points
- Return on tangible equity to be c.13 per cent
- Capital generation to be c.175 basis points

2024 and 2026 guidance

- Operating costs now expected to be c.£9.2 billion in 2024, with a cost:income ratio of less than 50 per cent by 2026
- Asset quality ratio now expected to be c.30 basis points in 2024
- Return on tangible equity now expected to be c.13 per cent in 2024 and greater than 15 per cent by 2026
- Additional revenues from strategic initiatives of c.£0.7 billion by 2024 and c.£1.5 billion by 2026
- Risk-weighted assets to be between £220 billion and £225 billion at the end of 2024
- Capital generation now expected to be c.175 basis points in 2024, increasing to greater than 200 basis points by 2026
- The Group will maintain its progressive and sustainable ordinary dividend policy, whilst the Board expects to pay down to its target CET1 ratio by the end of 2024

Charlie Nunn

▶

Charlie Nunn
Group Chief Executive

The importance of our people and culture

Our people make all the difference. We are committed to building a fully inclusive environment that is reflective of the society we serve. A place that encourages and values the unique differences our people bring with them to work every day, and where everyone can reach their full potential.

Our purpose of Helping Britain Prosper is as important as ever, but in order for us to grow our business in a way that delivers great outcomes for customers, communities and colleagues, we need to put our purpose at the front and centre of every decision we make.

To ensure we're all supported to make that change, we've evolved our values so that they clearly align with our purpose: People-first, Bold, Inclusive, Sustainable and Trust. They'll guide not only how we work, but also how we make decisions. We've introduced a new value helping us to champion sustainability, recognising its important role in delivering on our purpose and supporting Britain's transition to a net zero economy. Further detail on our new values can be found on **pages 84 and 85**.

Our leaders are critical to our cultural change. We're bringing them together in a different, and more intimate way to accelerate the change, in a programme called Grow with Purpose. Over three days, they are exploring our purpose, strategy and organisational shifts, before making commitments about what they'll do differently. Charlie Nunn, Group Chief Executive, is spending time with the top 300 leaders at Grow with Purpose, as well as the Group Executive Committee who are attending the three days in full.

To help drive change through the rest of the organisation, we're launching our Catalyst programme, involving 10 per cent of the organisation. They will inspire everyone across the Group to think and act differently, unblocking problems and igniting change whilst role modelling our purpose and values.

We recognise that the world of work is changing, technology is advancing, and skills needed today will be obsolete in the future. As the UK faces challenges with skills shortages, we are investing in our colleagues to be the key to our future success. We are developing the deep technical skills we need now, and in the future, and have developed a reskilling proposition, so we can nurture and retain talent by providing opportunities for second, third and even fourth careers, allowing colleagues to move freely around the Group.

Amongst our top 300 population, we are building skills and diversity, including 32 internal promotions to executive and 28 external executive hires of which 46 per cent were women and 21 per cent were from an ethnic minority background.

We know the success of our business is dependent on our colleagues and we aim to look for ways to help them feel more supported, in control and confident about their future. We have also launched several changes for the colleague proposition including a one-off payment of £1,000 to the vast majority of colleagues; improved workplace facilities; increased year-end get together allowance; and more accessible and easier to use technology in offices. As we accelerate our purpose-driven ambition, one of the critical outcomes will be to become a place where more people are both passionate about, and want to advocate for, working at Lloyds Banking Group, making this a key measure of our success going forward. In response to the increasing cost of living, recruitment and colleague sentiment challenges, we have announced a wide-ranging pay deal, with a focus on lower paid colleagues.

Looking forward, with Helping Britain Prosper as our north star and working closely with our colleagues, we will enable the cultural transformation of the Group.





92%
of our colleagues believe in our purpose of **Helping Britain Prosper**



Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Our external environment

The Group continues to adapt to evolving market trends

Customers

- Customers value convenience and relevance for their financial needs; our strategy seeks to meet this through investment in our business
- Cost of living is forefront in the minds of our customers; we are proactively supporting them in a challenging period

Link to principal risks
Conduct, Credit, Data, Operational resilience, People

Market dynamics

2022 has been a challenging year for many of our customers. Whilst the social and economic consequences of COVID-19 continue to be felt, the Russian invasion of Ukraine in February added to the economic headwinds from nearly two years of disruption.

New working patterns continue and worsening health outcomes are reducing labour force participation. Supply chain disruption, in addition to global fiscal and monetary stimulus has contributed to inflationary pressure as customers revert to pre-COVID-19 norms. The digital acceleration experienced over the last two years as COVID-19 forced new behaviours has stabilised, with customer activity still strongly skewed towards digital channels. Consequently, customer expectations of convenient, personalised experiences through digital channels remain high.

Rising interest rates in the UK, worsening following the market dislocation resulting from the September mini-budget, had a significant impact on customer and client borrowing costs. Rising mortgage costs have been an unexpected shock for many and the full consequences of this are likely to be felt over the coming years as our customers come to the end of their fixed rate products. Inflationary pressure on real incomes will also have knock-on impacts on longer-term challenges our customers face, such as saving for retirement. Businesses face a combination of rising input costs, higher borrowing costs, a tight labour market and lower consumer demand. Whilst government intervention in energy markets has softened the blow on customer finances in the short term, rising taxation on both consumers and businesses presents a challenging outlook.

Our response

The Group continues to adapt to customer trends. In the longer term, to meet customer expectations for seamless, personalised experiences, we continue to invest in our data and technology capabilities. The benefits of this can be seen in our cost of living support hub; our customers have visited this over 875,000 times and received personalised support with debt repayments, subscription management to help control spending and links to independent advice and support services. The cost of living challenges increase the need to execute on our strategy, deepening relationships with customers to support their financial needs and creating a digital mass affluent proposition. For commercial clients, digitising our SME business and focusing our corporate and institutional business on meeting their core cash management, debt and risk management needs remains our focus.

We have increased our support to customers during 2022. Cost of living pressures are affecting our customers in different ways and there are increasing expectations for financial service providers to do more to support them. We are tailoring our support to meet our customers individual changing circumstances and have trained more than 4,600 colleagues to provide financial assistance to individuals and businesses to help them build financial resilience and provide access to tailored products if needed. To support customers with potential financial stress, we have offered over 200,000 mortgage customers support in the face of higher interest rates and provided 220,000 customers a £500 interest-free overdraft buffer. We've also communicated to more than 550,000 businesses to provide support and options in managing their finances, for example sustainable financing options to reduce energy costs. Our digital strength is also supporting customers to take greater control of their finances, with over 5 million registrations for our Your Credit Score tool.

Change in channel usage versus 2017
Average visits per user (%)[1]



- Digital
- Branch

1 First part of 2021 includes effects of national lockdown.

Economy

- Given our focus on UK customers, the Group's prospects are closely linked to developments in the UK economy
- The UK outlook deteriorated in the second half of 2022, heavily influenced by the invasion of Ukraine and central banks' response to high inflation
- High inflation and rising interest rates create a challenging UK economic outlook for 2023

Link to principal risks
Capital, Conduct, Credit, Market ▶

Market dynamics

After starting 2022 with economic activity constrained by COVID-19, UK GDP recovered almost to its pre-pandemic level by mid-year. Further recovery was limited by rising numbers of workers with long-term sickness and weak productivity growth. House prices and commercial real estate (CRE) prices continued to rise through the first half of 2022. During the second half of the year, however, Russia's invasion of Ukraine began to have a large impact on global and UK economies.

Higher energy and food prices exacerbated greater supply chain costs, pushing UK CPI inflation to a 41 year high of 11 per cent during the fourth quarter. Although the UK Government capped energy prices and provided further support to lower income households and pensioners, households' spending power fell by around 2 per cent in 2022, the largest single-year decline since the 1950s.

Policy support to counter cost of living pressures is constrained. UK Government finances are increasingly stretched, entering the third economic 'crisis' since 2008. Spending plans for the next five years have been pared back, taxes raised and the energy price cap reduced from April 2023. In response to inflation rising well above target, the Bank of England raised UK Bank Rate from 0.25 per cent at the start of 2022 to 3.5 per cent by year end, the highest level since 2008.

Although inflation will begin to fall from early 2023, this is expected to be gradual, causing a further decline in households' spending power, dragging down UK GDP by 1.2 per cent. With UK Bank Rate expected to be 4 per cent through most of the year, house prices are forecast to fall by 7 per cent across 2023 with mortgage affordability for new buyers at its tightest since pre-2009. Higher interest rates are reducing CRE prices even more significantly.

There are significant risks to these forecasts in both directions – the impact of rising interest rates could weaken the global or UK economy more than expected; conversely, the cost of living squeeze may be not as deep as assumed if recent falls in wholesale-market forward energy prices persist.

Developments in our markets across 2022 reflected the recovery in economic activity from pandemic-restricted levels of 2020/21, the end of government schemes that had supported companies' borrowing during the pandemic, and the rise in inflation. Consumer credit market balances rose by 5 per cent as spending recovered, although have still regained only half of their fall during the pandemic. Mortgage market balances rose by a healthy 4 per cent, supported by the 18 per cent rise in house prices over the three years since the start of the pandemic. Growth in households' deposits slowed to a more normal 4 per cent in 2022 after having grown by 17 per cent in total over 2020 and 2021 when spending opportunities were constrained. Business lending grew slightly, but this masks a bigger rise in lending to large companies and a fall of over 5 per cent in lending to SMEs as businesses began to pay down COVID-19 scheme borrowing.

A mild recession and falling property prices are expected to reduce growth in most of our markets in 2023. Mortgages are expected to slow the most, as higher interest rates drive down housing transactions. Consumer credit growth is expected to slow less, with further ground to make up to the pre-pandemic level of balances, and with elevated inflation supporting the nominal value of spending. Household deposits growth is expected to slow to its weakest since 2009 as the cost of living squeeze intensifies. SMEs are expected to continue reducing their elevated borrowing.

Our response

Given our UK focus, the Group's prospects are closely linked to the performance of the UK economy. Despite this, our business model and strategy, in particular the strength of our customer franchise, balance sheet and prudent approach to risk, position us well.

In line with our purpose of Helping Britain Prosper and a clear customer focus, we are providing support to those most affected by changes to the economic environment. In addition to the near-term revenue benefits from rising interest rates, our strategy will deliver growth and diversification even in a more challenging macroeconomic environment, improving the sustainability of returns. At the same time, we are accelerating efficiency measures to offset inflationary pressures on our cost base, consistent with our ongoing discipline in this area.



Society and environment

- Stakeholders expect UK companies to play their role in supporting the country and its people in the current uncertain environment
- Building an inclusive society and supporting the transition to a low carbon economy are core to our strategy and our purpose of Helping Britain Prosper
- This focus positions us well to support our customers, colleagues and communities, and create value for all stakeholders

Link to principal risks
Climate, Conduct, Credit

Market dynamics

We are faced with political and economic uncertainty both at home and globally. Rising inflation and interest rates, and government spending cuts and tax rises, engender a cost of living squeeze on many people and businesses in the UK.

The focus on climate change remains, with the emphasis now on companies' tangible short and medium-term plans and implementation of these plans to support the transition of the economy towards net zero. There is also an emerging focus on nature and biodiversity, the need to protect them and to better understand their inter-linkages with climate. At the same time, increasing regulatory focus on climate risks and evolving sustainability reporting standards put pressure on UK companies to continually enhance their climate capabilities and sustainability reporting.

Our response

Core to our purpose, Helping Britain Prosper, and strategy is our focus on creating a more inclusive and sustainable future for people and businesses. This focus positions us well to support our customers and the broader UK society during challenging times, whilst continuing to support the transition required to reach net zero.

In 2022, we contacted over 200,000 mortgage customers to provide support in context of rising rates and more than 550,000 commercial clients to offer support in maintaining financial resilience through the cost of living challenges.

We have also supported our colleagues by providing one-off payments in August and December 2022, and designed a new pay deal for 2023 to provide protection and certainty to our lower paid colleagues into the new year.

We have provided access to quality housing by supporting £2.1 billion of funding to the social housing sector and lending £14.3 billion to first time buyers in the year. We have partnered with the UK Urban Futures Commission and supported local, green infrastructure projects to support regional development across the country.

To support the transition to a low carbon economy, we have provided over £13 billion of green and sustainable finance to businesses and households to help them on their net zero journey and invested around £12 billion in climate-aware strategies through Scottish Widows during 2022. We have also created a new partnership with Octopus Energy to support retrofitting of the UK housing stock and developed our first Group climate transition plan which highlights the progress against our net zero ambitions and the actions we will take towards transition. This plan is included in our dedicated environmental sustainability report as we continue to enhance our reporting on environmental risks and opportunities.

Tax is also one of the ways in which businesses contribute to the societies in which they operate, and we are proud to be one of the UK's largest tax payers, helping finance public services.

We will continue to work hard to deliver on our purpose, Helping Britain Prosper, by creating a more sustainable and inclusive future for people and businesses, as we believe that it is only by doing right by our customers, colleagues and communities that we can create value for all stakeholders.

›200k
mortgage customers contacted to provide support

›£13bn
of green and sustainable finance provided to businesses and households to help them on their net zero journey

Technology and data

- We operate in an increasingly digital market, with potential for new business models and changes to financial services infrastructure
- Technology investment remains important to improve customer experience, unlock efficiency savings and utilise the full potential of data

Link to principal risks
Change/execution, Conduct, Data, Operational, Operational resilience ▶

Market dynamics

Recent years have seen an increase in customer digital usage as COVID-19 restrictions have accelerated existing trends. Whilst there has been some rebound, with cash usage increasing in 2022 and the share of consumer spend online declining from lockdown peaks, the long-term trend towards increasingly digital-first financial services remains. Reflecting this reduced customer demand, the number of bank branches continued to reduce during 2022.

We operate in a highly innovative market with business model innovation enabled through new digital technologies such as cloud hosting and API connectivity. Across many markets, there is potential for embedding lending, payments and insurance services within digital, non-financial services settings to disrupt traditional business models. Other areas of innovation such as cryptocurrencies experienced high volatility over the year. Nonetheless, the consequences of digital innovation in payments may be longer term, with central bank experimentation with their own digital currencies gaining pace. This has spurred industry exploration of the potential of technologies like blockchain in areas such as international payments, trade finance and market infrastructure.

As customers increasingly use digital channels within financial services and lead more of their lives online, the potential for fraud increases. However, the first half of 2022 saw a reduction in total fraud volume, following rises in recent years. Technology investment in capability to detect and prevent fraud, in addition to regulation such as secure customer authentication, is beginning to tackle this important issue for customers.

More broadly, the potential of new technologies to simplify legacy systems remains for banks. This includes reduced run and change costs, and improved services provided to customers enabled through real time and fully contextual data insights.

Our response

The Group continues to see significant value in its all-channel distribution model, maintaining a wide branch footprint alongside digital capabilities, which are critical to driving revenue growth and diversification for the business. Experience in 2022 has only enhanced our conviction of the importance of our technology transformation program for the long term health of the business.

In 2022 we have increased digitally active customers by 8 per cent to 19.8 million and continued to invest in simplifying our technology estate, making good progress in re-platforming our businesses and achieving a 5 per cent reduction in legacy applications. This unlocks customer benefits, such as faster, more seamless digital journeys, and business benefits through a lower cost to run and enhanced technology estate.

Our investment to maximise the potential of people, technology and data continues. During 2022 we reorganised our teams to bring business and technology ownership closer together through a new platform-based operating model. Our investment in data continues to mature, supporting better customer and business outcomes, in addition to enabling the deep customer insights required to comply with the upcoming Consumer Duty regulation. We continued to make good progress in transforming our technology and reduced our data centre footprint by 10 per cent.

Customers are using the digital channel for most product needs
% volume of products originated digitally

Year		Value
2022		84
2020		85
2018		73
2016		61
2014		40

⬛ Competitor

- We continue to largely operate in mature, highly competitive markets
- Fintechs are challenged by rising interest rates impacting funding availability
- Technology companies and international banks continue to expand financial services participation in the UK

Link to principal risks
Capital, Change/execution, Conduct ▶

Market dynamics

The UK financial services sector is a highly competitive market, attracting new entrants in recent years from international firms and new start-ups backed by private capital. Our traditional peers have been strengthened by rising interest rates, albeit the uncertainty over the economic outlook presents downside risks. Notwithstanding, improved financial strength positions incumbent banks well to compete with new entrants.

2022 saw continued market entry from international peers with the launching of digital-only brands and acquisition of existing wealth management firms. These new direct competitors are expected to broaden their offerings over time in a bid to reach profitability and scale. Other new entrants pared back growth ambitions in the UK, reflecting the need to focus on their core franchise. In addition, technology companies' extension into financial services has continued. Provision of financial services embedded into platforms, often beginning with payment services, and then extending into working capital or consumer loans and deposits, is a key development. Differing approaches are being adopted by these platforms, from building out their own financial services offerings to partnering with existing banks to provide financial services.

For some UK fintech entrants 2022 was a more difficult year. Following global interest rate rises, increasing funding costs are challenging models that are better suited to more benign economic environments. Valuations and private capital funding have fallen over the year, as expectations of future growth have tempered, and funding costs increased. Nevertheless, the digital experience for customers and speed of execution continue to raise customer expectations across the board, requiring ongoing investment to keep pace, and fintechs remain significant competitors.

Our response

We are well positioned to continue our market leading position across multiple markets and deliver on our ambition to grow. We have a strong customer franchise and core capabilities including credit decisioning and market leading efficiency, which is increasingly important given inflationary pressures. Our financial strength allows us to support our customers and our clear purpose and mission drive focus throughout the organisation to achieving our strategic goals.

We have strong customer relationships, meeting the needs of 26 million customers. We will continue to drive strong customer engagement through our multi-channel model and deepen customer relationships through a comprehensive offering. We are increasing our focus on customer segments, building out a compelling mass affluent proposition over time, supported by the acquisition of Embark that completed in early 2022. Our multi-brand strategy allows us to compete effectively in intermediary-driven markets, where we have headroom to grow as we improve our capability with technology investment, particularly in our pensions and protection businesses.

We continue to invest in front-to-back digitisation of our SME bank, responding to changing client needs and enabling us to meet more of their needs beyond banking.

We have also increased our focus on collaborating with fintechs during the year to broaden our product capabilities, for example a partnership to enable digital invoice financing and factoring for our SME bank clients.

Finally, within corporate and institutional business we are focusing on our core strengths in cash, debt and risk management products for our UK clients. We will continue to invest in these strengths and scale our originate to distribute capabilities to support clients' long-term needs and increase our balance sheet efficiency.

Regulation

- The UK financial services sector is expected to remain highly regulated
- High volumes of new regulation and market reviews continue to be issued, with further regulatory changes anticipated

Link to principal risks
Capital, Climate, Conduct, Market, Regulatory and legal

Market dynamics

The UK financial services sector remains highly regulated with significant regulatory reform anticipated in 2023, including the implementation of the Edinburgh Reforms, the Financial Services and Markets Bill and reforms to Solvency II. 2023 will see a number of consultations and calls for evidence across the different areas of reform. We will analyse the proposals and work closely with the regulators and the government as and when the different areas of reform are consulted on. Key areas of focus for 2023 are below:

Customer treatment: Fair treatment of customers remains a priority for the FCA, and the introduction of the Consumer Duty in 2023 will require a more outcomes focused approach to prioritise customers' needs. Customers are facing increased cost of living pressures and we recognise the need to do more to support all customers, including those who may be in vulnerable circumstances.

Capital regulation: The Group complies with capital regulations covering the assessment and measurement of capital resources and requirements, including risk-weighted assets. In November 2022, the PRA published a consultation on its proposals to implement the final Basel III reforms. This included a number of significant changes to the calculation of risk-weighted assets. We are continuing to work closely with the industry and regulators to understand the implications.

ESG: Engagement continues with all key stakeholders, including customers, government, regulators and the market, to help create a more sustainable and inclusive future for all. We continue to enhance our sustainability reporting, including aligning to the recommendations of the Task Force for Climate-related Financial Disclosures, closely following the evolving sustainability reporting standards and requirements, and will further embed climate risk into risk frameworks and policies.

Solvency II: The Solvency II regime which regulates the insurance capital required for insurance entities is currently being reviewed/ is under consultation by the PRA.

Financial Services and Markets Bill: This Bill is designed to map out the future of the UK's financial services sector following the decision to leave the EU. By tailoring regulation to the UK market, its intention is to increase the UK's competitiveness as a global financial centre whilst maintaining high regulatory standards to protect customers. The Bill is a wide-ranging piece of legislation that covers multiple areas including reforms to capital markets and addressing customer challenges related to access to cash and fraudulent activity.

Ring-fencing: Since 2019, the Group has been structured into sub-groups to comply with the ring-fencing rules. The UK legislation was passed after the financial crisis to better protect customers and the day-to-day banking services they rely on. We await government's consultation on near-term reforms of ring-fencing, and will continue to work closely with the regulator on the matter.

Edinburgh Reforms: On 9 December 2022, the government launched the Edinburgh Reforms. The reforms focus on reviewing, updating or reforming a number of areas of financial services regulation, ranging from ring-fencing, consumer credit and the Senior Managers and Certification Regime, to repealing areas of EU regulation now that the UK has left the EU.

Other: A number of other regulatory initiatives are in progress which seek to address, amongst other things: access to cash, mortgages and green financing, culture, operational resilience, completion of IBOR transition, financial crime and accounting (e.g. IFRS 17).

Our response

As a Group we always seek to comply with all applicable regulation and engage with regulators on all aspects to improve outcomes. Given the Group's customer-focused, sustainable and low risk business model, it is well placed to meet these requirements and welcomes the positive effect they have on the industry, its customers and other stakeholders.

Our strategy

Our purpose is Helping Britain Prosper

Our strategic vision supports our purpose

We're creating a more sustainable and inclusive society for people and businesses, shaping finance as a force for good.

To deliver on our purpose, we have identified four focus areas where we are best placed to provide significant positive change, enabling us to create a more inclusive society and sustainable future:

- **Creating a more inclusive future**
- **Improving access to quality housing**
- **Enabling regional development**
- **Greening the built environment**



View our environmental sustainability report here.



View our social sustainability report here.

To become the UK's customer-focused, digital leader and integrated financial services provider, capitalising on new opportunities, at scale.

Significant strategic action, with early evidence of delivery

Grow

Drive revenue growth and diversification

Investing in growth
£0.9 billion in-year incremental strategic investment weighted towards growth. Delivered early stages of targeted additional 2024 revenues

Focus

Strengthen cost and capital efficiency

Accelerating efficiency initiatives
Cost discipline in an inflationary environment. Delivered £0.3 billion or around 25 per cent of increased 2024 gross cost savings target

Change

Maximise the potential of people, technology and data

Mobilising for change
New operating model implemented to deliver change more effectively

Refreshing the team
New organisational structure and leadership team

Creating higher, more sustainable, returns

In 2024

c.13% RoTE

c.£0.7bn additional revenues from strategic initiatives

c.£9.2bn operating costs

c.175bps capital generation

By 2026

›15% RoTE

c.£1.5bn additional revenues from strategic initiatives

‹50% cost:income ratio

›200bps capital generation

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Our strategy in action

Drive revenue growth and diversification

Growth is a core focus of our strategy. Around two thirds of our £3 billion strategic investment over the first three years is aligned to growing and diversifying revenue. We have carefully prioritised opportunities across each of our businesses to ensure we generate value in the near term as well as creating new revenue streams which deliver over the longer term.

We aim to **deepen and innovate in Consumer** to bring more of our products and services to our existing customers, as well as broaden our product offerings and make it easier for customers to access them through our intermediary partners. We aim to **digitise and diversify our SME business,** growing revenues in products and sectors where we have lower market share today. In addition, we are **creating a new mass affluent offering** to grow in this attractive and underserved market segment across banking, protection and simple wealth. Finally, we are **targeting our Corporate and Institutional offering** to deliver disciplined growth.

Deepen and innovate in Consumer

Progress in 2022 ▼

- Within Consumer, we have invested in driving improved levels of personalisation and digitisation, resulting in a 15 per cent increase in daily logons. We remain the UK's largest digital bank and in 2022 **grew our digitally active users by 8 per cent to 19.8 million,** set to exceed our 20 million ambition by 2024

- We have **increased our protection market share by around 1 percentage point[1]**, with growth in both our relationship and intermediary channels, and particularly strong performance in our new digital direct to consumer proposition. This will be further supported by the recent acquisition of Cavendish Online which will enable us to meet more of our franchise customers' protection needs

- We continue to build on our strong position in workplace pensions, with **net workplace pension flows of £6 billion** in 2022 from over 4 million workplace customers as we secured a 16 per cent market share of assets under administration

- Our intermediary businesses are important in our support of the UK's net zero transition needs. We have completed £3.5 billion[1] of **green mortgage lending,** progressing well against our £10 billion objective by 2024. We have also completed over £2 billion of **financing for battery electric and plug-in hybrid electric vehicles**, against our target of £8 billion by 2024

1   Nine months to 30 September 2022.

2023 implementation

We will continue to personalise and digitise our Consumer offering, supporting our ambition to meet more of our existing customers' needs.

Our intermediary participation will be broadened with the launch of a new **intermediary protection proposition** that supports our aim to be a top three player by 2025.

We will expand our motor offering with innovative new solutions such as a market leading **digital vehicle leasing offer** and customer pre-approval capabilities. Personalisation capability that has been developed will be further deployed, for example by **scaling our HomeHub ecosystem** to improve mortgage acquisition and retention rates.



Selected 2024 outcomes

>5%

Increase in depth of relationship[1] through meeting more needs of existing customers

Grow

Credit card spend market share

>£55bn

New assets under administration investment and retirement open book net flows[2]

£20bn–25bn

Invested in climate-aware strategies[3] through Scottish Widows by 2025

£8bn

Financing and leasing for electric vehicles and plug-in hybrid electric vehicles

1 Product holdings across brands for franchise customers with active relationship.
2 Includes long-term savings and excludes Embark day one contribution of around £37 billion, longstanding, unbundled investment only pensions, Cazenove and legacy private banking trusts.
3 Pre-defined funds that have an in-built bias or tilt towards companies that are transitioning their business models to be less carbon intensive and/or developing climate solutions.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

Digitise and diversify our SME business

Progress in 2022 ▼

- Our multi-year journey to build a front-to-back digital SME business has progressed, with positive early momentum shown including **more than 20 per cent growth in new merchant services clients** and a proven new digital onboarding capability

- We are focused on building out products which are important relationship anchors, such as asset finance, invoice discounting and trade finance. In 2022, we **grew income by around 5 per cent in mid-sized SME transaction banking and working capital**, as we pursue our target of 15 per cent income growth by 2024

- Our vision to broaden our relationships with one million small business clients has been supported by broadening our product capabilities with **strategic fintech partnerships.** For example, our invoice discounting partnership provides a solution that allows clients to better manage cashflows

2023 implementation ▼

Investment in technology and data capability will continue in 2023 to create **a digitally led, SME bank** with diversified income and broader customer relationships over time.

We will deliver a **mobile first onboarding** proposition for clients and launch an end-to-end **digital origination** for asset finance, as we look to ensure we meet the full range of our clients' needs.

Continued investment in data capabilities is a critical enabler for our digital SME bank, ensuring we are better able to support client needs such as cash flow management.

2024 outcomes

>50%
Share of products originated and fulfilled digitally

>15%
Income growth in mid-sized SME transaction banking and working capital

20% p.a.
Growth in new merchant services clients

Create a new mass affluent offering

Progress in 2022 ▼

- In our new **mass affluent business we saw an increase in banking balances[1] of over 5 per cent** and are building capability as we look to launch integrated and digitally led banking, insurance and investments propositions

- We have launched new, **tailored banking products** including packaged bank account and credit card products to provide personalised mass affluent banking propositions

- Our **direct to consumer investments** capability has been enhanced, aided by the completion of the acquisition of Embark. This was previously a gap in our product capability

2023 implementation ▼

Further significant elements of our mass affluent offering will be launched in 2023, with customers experiencing a **differentiated, digital-first model.**

We will expand our **mass affluent banking offering,** with tiered savings, higher credit limits and bespoke benefits. In addition, we will launch **ready-made and direct to consumer investment** options.

2024 outcomes

>£5bn

Incremental total banking balances[1] for mass affluent increasing to between £10 billion and £15 billion by 2026

>£7bn

Incremental net flows into investment proposition increasing to £25 billion by 2026

Grow

Number of mass affluent personal account customers

Target our Corporate and Institutional offering

Progress in 2022 ▼

- We have delivered around **£8 billion of sustainable financing[2]** to our clients and launched carbon emission allowance transactions[3]. These milestones have been supported by our purpose-driven growth within loan origination and businesses transitioning to net zero

- We are investing in **product capabilities** that support our cash, debt and risk management offering. We have seen early benefits from this investment, including around 20 per cent growth in our FX trading percentage share of wallet

- Finally, we have strengthened our **originate to distribute** capabilities, delivering a milestone first strategic co-investment partnership. These strengthened capabilities further improve the Group's capital efficiency

2023 implementation ▼

In 2023 we will build on these foundations by meeting more needs of **purpose aligned clients** in **key growth industries.**

We will **improve our capabilities** across our core business lines in debt capital markets, foreign exchange and financial institutions, including investing in our US and EU debt capital market capabilities. We will increase our balance sheet efficiency as we scale our strengthened **originate to distribute** capabilities to serve more clients.

2024 outcomes

£15bn

Sustainable financing[2]

Top 5

GBP interest rate swaps ranking; deepen FX share of wallet

>20%

Growth in Corporate and Institutional other operating income

<£3bn

Net risk-weighted asset growth

1 Banking balances calculated as the absolute total of retail PCA, savings, overdrafts, credit card, mortgage and loan balances plus private banking PCA and savings balances.
2 Includes clean growth finance initiative, commercial real estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation. New cumulative to 2024.
3 Under the UK Emissions Trading Scheme.

Strengthen cost and capital efficiency

As we invest to grow and diversify our revenue, it is essential to maintain our disciplined cost management approach.

We will also look to further improve our capital efficiency as we maintain our strong balance sheet with a disciplined risk approach, pursuing growth in capital-lite, fee generating businesses.



Progress in 2022

- Cost discipline has been a key strength for the Group and remains a key focus in enabling capacity for investment in growth initiatives as well as offsetting inflationary pressures. Around 25 per cent of our increased 2024 gross cost savings target has been delivered. Lowering the cost of technology through simplification of our legacy technology estate is critical to enabling the change the business requires for growth

- We further refined our **service model**, resulting in the closure of around 200 **branches**, alongside our continued investment in digital propositions

- We have also continued to reduce our **office footprint** as we adapt to new ways of working, with a 12 per cent reduction in the year, as we target a reduction of more than 30 per cent by 2024

- With regard to **capital efficiency**, we continue to demonstrate risk-weighted asset discipline as we pursue our growth initiatives in capital-lite, fee generating businesses. In addition, we successfully completed a securitisation transaction for a portfolio of legacy Retail mortgage loans, with much of the risk placed in the market

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

2023 implementation ▼

Our investment in technology will deliver further improvements in **self-service capabilities** and **end-to-end journey digitisation**. In line with our ambition to embrace hybrid ways of working and transform workplaces, we will continue to **modernise our office footprint** as we work towards a significant reduction in our portfolio by 2024.

In response to the inflationary environment, we will continue to focus on generating further efficiencies to minimise the net cost impact and create the necessary capacity for investment.

Our **capital efficiency** will also be supported by our growth initiatives in capital-lite, fee generating businesses, as we optimise and recycle risk weighted assets into higher returning businesses. In 2023 we expect to also conclude the triennial pension review, which will demonstrate the significant advances we have made.

2024 outcomes

›10%
Increase in customers served per distribution FTE

›30%
Reduction in office footprint

change

Maximise the potential of people, technology and data

Delivering this strategy requires the Group to accelerate the pace at which it uses digital technologies and data to support customers. We seek to emulate our success in building the largest UK Retail digital bank on a larger scale across the Group. Our prior investments in technology and data provide a strong foundation for delivering on our strategy.

Progress in 2022 ▼

People

- In 2022 we have been focused on setting up our people and organisation for success in delivering our strategy and change more effectively. We have established an **experienced, new leadership team** with significant capabilities in strategic and digital delivery, alongside a **flattened executive structure**. Within our existing three core divisions we have reorganised around five new customer-facing business areas that are more closely aligned to our strategic priorities

- Beyond the executive level, we restructured our business and technology teams to set up a **new operating model for more than 20,000 employees** that brings together expertise in cross-cutting, multi-functional teams that drive greater accountability and collaboration and help to deliver change more quickly and efficiently

- We have enhanced our leadership in key skills areas, such as bringing in new Chief Information Officer hires who will support the transformation of our ways of working and culture. In strengthening our senior leadership team, we have remained true to our inclusion and diversity objectives

Technology and data

- We have progressed on our plans to transform our technology and data capabilities. Alongside improved resilience, this will over time enable an agile technology model that can provide a highly efficient, scalable technology infrastructure and ultimately drive business value

- During 2022 we **decommissioned 5 per cent of our legacy applications**, a pace we expect to maintain over the next two years

- We have **reduced our data centre footprint by 10 per cent** and continue to increase the pace at which we migrate data to the cloud. Over time, further actions such as this will enable full unlocking of the potential of our data as we target 20 per cent of our applications on cloud in 2024

- Our transformed data capabilities will provide data-driven insights to support our business strategies across multiple use cases, including delivering automated processes to enhance the customer service experience

2023 implementation ▼

People

We are committed to building a fully inclusive environment that is reflective of the society we serve.

As part of this we are **making progress towards the targets that we have set,** including 50 per cent women, 13 per cent Black, Asian and Ethnic Minority colleagues and 3 per cent Black Heritage representation at senior management levels by 2025. We continue to commit ourselves to stretching targets, always challenging ourselves to go further. Bringing in new senior talent, particularly in technology and data, is supporting our effort to alleviate resource constraints for high in demand skills, **reducing our reliance on third-party support.**

Finally, we will **further modernise and enhance our office estate** with one third of our colleagues in transformed, modern workplaces by the end of 2023 as part of a compelling proposition for top talent.

Technology and data

With our organisational foundations now in place, investment in transforming technology and data will be scaled in 2023.

Building on progress already made, we will further mature our data and machine learning capabilities that can then be leveraged across the business with multiple use cases. Complementing this, **continued migrations of data to public cloud** will support our modernisation and simplification efforts. We will continue executing on our plan, including **decommissioning around 10 per cent of legacy applications**, as we target a further 5 per cent reduction by 2024. Alongside other activity, this will support a gross **reduction in run and change technology costs** of around 10 per cent.

2024 outcomes

>15%
Reduction in legacy applications

15%
Gross reduction in run and change technology costs

Improve
Employee engagement index

20%
Applications on cloud (private and public)

60%
Business new lending decisions automated

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Progress and performance

Key performance indicators are regularly reviewed by the Board and the Group Executive Committee, to evidence performance against the Group's most important priorities.

These include measures for assessing financial and non-financial performance and balancing the interests of various stakeholders including customers, shareholders and colleagues.

To ensure colleagues act in the best interests of customers and shareholders, variable remuneration at all levels across the Group is aligned to these priorities and takes into account the Group's financial performance and specific conduct and risk management controls.

The key performance indicators shown here directly impact the remuneration awarded to executive directors, which is heavily weighted towards the delivery of long-term, sustainable performance.

The implementation of our simplified balanced scorecard provides greater transparency to substantiate how our performance directly aligns with remuneration outcomes.

Our 2022 balanced scorecard

Financial (50 per cent)
Statutory profit after tax (20 per cent)
Return on tangible equity (20 per cent)
Operating costs (10 per cent)

Strategic (50 per cent)
Customers
Group customer dashboard (25 per cent)

Colleagues
Employee engagement (7.5 per cent)
Gender and ethnic representation in senior roles (7.5 per cent)

Climate
Operational carbon emissions (5 per cent)
Sustainable financing and investment (5 per cent)

R Key performance indicators that are directly linked to our remuneration balanced scorecard are marked with this symbol. See **page 110**.

A We use a number of alternative performance measures in the description of our business performance and financial position. These measures are labelled with this symbol. See **page 67**.

Financial

Statutory profit after tax **R**
£m

5,555

Year	Value
2022	5,555
2021	5,885
2020	1,387
2019	3,006
2018[1]	4,506

Statutory profit after tax slightly lower, with higher income offset by impairment charges as a result of the revised economic outlook (compared to a credit in the prior year). 2021 also included the benefit of a deferred tax remeasurement.

[1] Restated to reflect amendments to IAS 12.

Underlying profit [A]
£m

7,448

2022	7,448
2021[1]	7,536
2020[1]	1,742
2019[1]	7,172
2018[1]	7,588

Underlying profit before tax slightly lower with income growth offset by an increased impairment charge (compared to a credit in the prior year).

[1] Restated to reflect the new costs basis. See **page 67**.

Ordinary dividend
p per share

2.40

Year	Value
2022	2.40
2021	2.00
2020	0.57
2019	1.12
2018	3.21

Total ordinary dividend of 2.40 pence per share, up 20 per cent, reflecting our progressive and sustainable ordinary dividend policy. Includes both interim and final dividends.

Return on tangible equity [A] **R**
%

13.5

Year	Value
2022	13.5
2021	13.8
2020[1]	2.3
2019[1]	6.6
2018[1]	10.6

Return on tangible equity in 2022 reflects the Group's robust financial performance.
2023 guidance: Return on tangible equity of c.13 per cent.

[1] From 2021, to aid comparability with peers, we began reporting return on tangible equity without adding back the post-tax amortisation of intangible assets. Pre-2021 comparatives have been restated.

Common equity tier 1 ratio[A] (CET1)
%

14.1

2022[1]		14.1
2021[1]		16.3
2020		16.2
2019[1]		13.8
2018[1]		13.9

CET1 ratio remains strong at 14.1 per cent after capital distributions and pension contributions, remaining ahead of the ongoing target of c.12.5 per cent, plus a management buffer of c.1 per cent.

1   Reported **on** a pro forma basis, reflecting the dividend paid up by the Insurance business and declared share buybacks.

Operating costs[A] (R)
£m

8,835

2022		8,835
2021[1]		8,312
2020[1]		8,202
2019[1]		8,316
2018[1]		8,710

Operating costs increased, in line with guidance, given planned investment and new businesses, with business-as-usual costs stable.
2023 guidance: Operating costs of c.£9.1 billion.

1   Restated to reflect the new costs basis. See **page 67**.

Economic profit[A]
£m

2,782

Year		Value
2022		2,782
2021		3,063
2020[1]		(1,257)
2019[1]		428
2018[1]		1,858

Economic profit reflected higher net income and a higher impairment charge. Economic profit is a measure of profit taking into account a charge for equity utilisation.

1   In 2021 the basis was amended in line with reward scheme performance measures. Comparatives have been restated.

Total shareholder return
%

0

Year		Value
2022		0
2021		35
2020		(42)
2019		27
2018		(20)

Total in-year shareholder return was flat in the year. The share price was 5 per cent lower with capital return of 5 per cent.

Non-financial
Customers

Customer satisfaction (R)
All-channel net promoter score

67.7

Year		Value
2022		67.7
2021		69.3
2020		68.8
2019		66.0
2018		63.4

Our all-channel net promoter score measures the customer perception of day-to-day services across our channels and remained strong in 2022 despite a decline since 2021 (which was an all-time high).

Digitally active customers (R)
m

19.8

Year		Value
2022		19.8
2021		18.3
2020		17.4
2019		16.4
2018		15.7

Our digitally active customers increased in the year to 19.8 million, reflecting the pace of digital adoption, with customers logging in over 5 billion times during 2022, up 8 per cent on prior year.

Customer complaints (R)
FCA reportable complaints per 1,000 accounts

2.70

H1 2022		2.70
H2 2021		2.77
H1 2021[1]		2.76
H2 2020[1]		2.89
H1 2020[1]		2.62

Our customer complaints reduced further and are amongst the lowest in the industry. We always want to provide our customers with the best possible service and our colleagues work tirelessly to understand the concerns of those who contact us.
H2 2022 data not available at time of publishing.

Group customer dashboard (R)
% of customer experience metrics achieving target (November YTD)

80

Year		Value
2022		80
2021		79
2020		74
2019		65
2018		72

In 2022, 80 per cent of Group customer dashboard measures achieved target. This positive overall result is underpinned by strong performance relative to competitors, with average rank position further improved year on year.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Progress and performance continued

Non-financial
Colleagues

Employee engagement index (R)
% favourable
75

Year		Value
2022		75
2021		72
2020		81
2019		74
2018		73

Colleague engagement

The Group understands that engagement is a two-way process, so each year we ask colleagues to share their views via our independently run colleague surveys. In 2022, we refreshed how we listen to our colleagues to provide a more regular and complete picture of sentiment. This included redesigning our annual survey and running monthly pulse surveys to capture timely feedback, which is shared with leaders to take swift action.

Our new monthly pulse surveys launched in September and have allowed us to monitor advocacy, through a newly launched employee net promoter score, alongside mood. We also use these surveys to delve into relevant and timely topics, including our values and the transition to hybrid working.

We heard from around 60 per cent of colleagues in our spring census survey, with the response rate in line with 2021's spring survey but below our 2021 autumn survey participation. We found that engagement, confidence, trust and mood remained at similar levels to 2020, despite high levels of change. Most colleagues were also aware of and understood our new strategy. Our annual autumn survey was completed by 80 per cent of the Group and gave us a complete view on our progress with purpose, strategy and culture. Overall engagement improved 2 points compared to 2021, and has returned to pre-pandemic levels. We have seen an increase in overall mood linked to feeling more supported and connected.

During the year the Group communicated directly with colleagues detailing Group performance, changes in the economic and regulatory environment and updates on key strategic initiatives. Meetings were held throughout the year between the Group and our recognised unions. Please see **page 82** for further examples of how the Board engages with the Group's workforce and why the Board considers those arrangements to be effective. For 2022, the Remuneration Committee approved Group Performance Share awards for colleagues, and colleagues are eligible to participate in HMRC-approved share plans which promote share ownership by giving employees an opportunity to invest in Group shares. Further information can be found on **page 105** in the Directors' Remuneration Report.



2022 inclusion and diversity performance

The Group aims to create a more inclusive future for our customers, colleagues and communities. We will continue to create a fully inclusive organisation that is representative of modern-day Britain, where differences are embraced, and everyone can reach their potential.

We're proud to have been the first FTSE 100 company to set targets to increase both gender and ethnic diversity at senior levels and we continue to commit ourselves to stretching targets, always challenging ourselves to go further.

Ethnic diversity

Our aspirations

13%
Black, Asian and Minority Ethnic representation in senior roles by 2025[1]

3%
Black heritage representation in senior roles by 2025[1]

During 2022, we have increased the representation of Black, Asian and Ethnic Minority colleagues in senior roles from 8.8 to 10.2 per cent and increased the representation of Black heritage colleagues in senior roles by 0.4 to 1.4 per cent.

The Board continues to meet the Parker Review recommendation of at least one Black, Asian or Ethnic Minority Board member.

As a Group we have continued to meet our commitment to publish our ethnicity pay gap report ↗ and our race advisory panel continues to play a critical role in helping us to shape our initiatives.

Gender diversity

Our aspirations

50%
Women in senior roles by 2025[1]

During 2022, we have seen an increase in women in senior roles to 39.4 per cent, showing our progress towards meeting our 2025 target.

We are committed to maintaining at least four women on the Board and, over time, will aim to reach gender parity, matching the Group's ambition to have 50 per cent of senior roles filled by women. Reflecting these aspirations, the Board will aim to meet the recommendations set out by the FTSE Women Leaders Review.

Further information on the diversity of our Board can be found on **page 73**.

Disability

Our aim is to create an inclusive and accessible working environment where everyone is supported to reach their full potential. The Group continues to hold the Business Disability Forum Gold Standard accreditation and Disability Confident status from the Department for Work and Pensions.

We offer bespoke training, career development and adjustments for colleagues and applicants with disabilities, including those who became disabled while employed.

Sexual orientation and gender identity

We are proud to have created an inclusive and open working environment for our LGBT+ colleagues. Our LGBT+ colleague network, Rainbow, continues to play a role in our approach to supporting our LGBT+ colleagues, and has over 5,000 members and supporters.

Detailed progress on our inclusion and diversity focus areas, our progress on our race action plan and how we support our colleagues can be found in our social sustainability report ↗.

---

1   From a 2021 baseline year, excludes Embark.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Our 2022 inclusion and diversity performance ▼

			Number 2022	% 2022	% 2021
Gender¹	Board members	Men	6	54.5	60.0
		Women	5	45.5	40.0
	GEC	Men	8	53.3	80.0
		Women	7	46.7	20.0
	GEC and GEC direct reports	Men	70	58.3	65.0
		Women	50	41.7	35.0
	Senior managers	Men	4,492	60.6	62.3
		Women	2,919	39.4 ✓	37.7
	All colleagues	Men	27,888	42.7	42.2
		Women	37,441	57.3	57.8
Ethnicity	Board members ethnicity²				
	White British or other White		9	81.8	NR
	Asian		1	9.1	NR
	Other Ethnic Group		1	9.1	NR
	GEC ethnicity³				
	White British or other White		14	93	NR
	Asian		1	7	NR
	Senior managers from an Ethnic Minority background		742	10.2 ✓	8.8
	Senior managers from a Black Heritage background		101	1.4	1
	All colleagues from an Ethnic Minority background		8,675	13.4 ✓	11.3
Disability	Colleagues who disclose that they have a disability		4,221	6.5	3.7
Sexual orientation	Colleagues who disclose their sexual orientation		44,284	68.6	59.7

1 Data is collated and reported in compliance with the provisions of section 414C(8)(c) Companies Act 2006
2 In the current year there is no reported data for the categories of Black/African/Caribbean/Black British, Mixed/Multiple Ethnic groups and Not specified/prefer not to say.
3 In the current year there is no reported data for the categories of Mixed/Multiple Ethnic Groups, Black/African/Caribbean/Black British, Other ethnic group including Arab and Not specified/prefer not to say.
NR This data was not reported in 2021 and is a new disclosure in 2022.
✓ Indicator is subject to Limited ISAE 3000 (revised) assurance by Deloitte LLP for the 2022 Annual Responsible Business Reporting. Deloitte's 2022 assurance statement and the 2022 Reporting Criteria are available online at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.**

Methodology and definitions:
- Data is sourced from the HR system (Workday) containing all permanent colleague details
- All data as at 31 December 2022
- All diversity information for ethnicity, disability and sexual orientation is based on voluntary self-declaration by colleagues. Our systems do not record diversity data of colleagues who have not declared this information and is for UK payroll only

- Gender data includes international, those on parental/maternity leave, absent without leave and long-term sick and excludes contractors, Group non-executive directors, temporary and agency staff
- The Group Executive Committee (GEC) assists the Group Chief Executive in strategic, cross-business or Group-wide matters and inputs to Board. GEC includes the Group Chief Executive and excludes colleagues who report to a member or attendee of the GEC, including administrative or executive support roles (personal assistant, executive assistant). GEC and GEC direct reports includes the Group Chief Executive and colleagues who report to a member or attendee of the GEC, including administrative or executive support roles (personal assistant, executive assistant)
- Senior managers: Grades F, G and Executive (F being the lowest)
- A colleague is an individual who is paid via the Group's payroll and employed on a permanent or fixed term contract (employed for a limited period). Includes parental leavers and internationals (UK includes Guernsey, Isle of Man, Jersey and Gibraltar). Excludes leavers, Group non-executive directors, contractors, temps and agency staff
- Diversity calculations are based on headcount, not full-time employee value and excludes Embark for the FY 2022 reporting period

Building our internal talent ▼

The focus on progressing our race action plan ambitions has continued, with significant effort in supporting our Black heritage colleagues looking to progress their career.

Our senior leadership programme, which helps us identify our next senior leaders, continued and following its success, in May 2022, we launched a similar programme for Black Heritage colleagues in middle management looking to develop their career. The programme runs for 12 months, supporting colleagues with the tools they might need to develop themselves and their career. It provides face-to-face networking and workshops, mentoring circles, upskilling sessions on writing CVs, pen portraits and interviews with talks from hiring managers and the support to find a sponsor.

Close to 100 colleagues enrolled in the programme in 2022, and by the end of 2022, over a quarter of the colleagues enrolled on the programme had either been promoted or taken a lateral move to progress their career.



Non-financial

Climate

Operational carbon emissions Ⓡ
tCO$_2$e

115,965



2021/22		115,965
2020/21[1]		112,424
2019/20[1]		114,722
2018/19[1]		174,629

1 Restated all prior periods data to improve the accuracy of reporting, using actual data to replace estimates, historical emissions associated with Embark Group's properties, and improved escaped refrigerant related emissions.

This year, our overall market-based carbon emissions were 115,965 tonnes CO$_2$e, 33.6 per cent lower since 2018/19 and a 3.1 per cent increase since 2020/21, mainly driven by higher business travel and commuting related carbon emissions post COVID-19.

Sustainable lending and investment targets[2] Ⓡ
£bn

Commercial Banking



We are here ▼   2024 target ▼

£7.9bn

Progress (£bn lending)   £15bn

Motor

▼ We are here   2024 target ▼

£2.1bn

Progress (£bn lending)   £8bn

Scottish Widows

We are here ▼   2025 target ▼

£17.5bn

Progress (£bn investment)   £20–25bn

Green mortgage lending

We are here ▼   2024 target ▼

c. £3.5bn

Progress (£bn lending)   £10bn

2 Further details on the scope of these sustainable lending and investment targets is included within the environmental sustainability report on **page 10**.

Our net zero ambitions ▼

 **Financed emissions**

Bank
- Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50 per cent by 2030 on the path to net zero by 2050 or sooner[3]

Scottish Widows
- Target halving the carbon footprint[4] of all of our investments by 2030 on the path to net zero by 2050[5]

 **Own operations[6]**

- Net zero carbon operations by 2030
- Reduce total energy consumption by 50 per cent by 2030
- Maintain travel carbon emissions below 50 per cent of pre-COVID-19 levels

 **Supply chain**

- Reduce the carbon emissions we generate through our supply chain by 50 per cent by 2030 on the path to net zero by 2050 or sooner[7]

Our climate approach
Tackling the climate crisis through supporting the transition to a low carbon economy is core to our Group strategy and our purpose. As a Group that supports many sectors of our economy through our lending, investments, products and services, we recognise our role in helping to enable the transition.

Our approach is a core part of our business strategy, with key sustainability objectives aligned to our priorities of Grow, Focus and Change. We plan to grow our business by capitalising on the opportunities, through green lending, investment and products.

In 2021, we highlighted four sustainable lending targets which together with our operational carbon emissions ambition form part of our Group balance scorecard. We are focused on our climate-related risks and we continue to expand our targets and plans to deliver our net zero ambitions in our own operations, supply chain and financed emissions. We plan to change how we operate, educating our people to support us to deliver on our climate ambition. Transitioning to net zero is a universal endeavour and will depend on government, industry and wider society acting together, alongside significant technology advancements in high emitting sectors.

We will actively manage our climate risks and hold ourselves to account to do all we can in how we run our own business. Our environmental sustainability report ↗ provides details of how as a Group we will deliver against those ambitions and priorities, including climate-related financial disclosures consistent with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and recommended disclosures. We have launched our Group climate transition plan which covers activity across the Group, building on the climate action plan released by Scottish Widows in 2022. Further detail can be found in our environmental sustainability report, our separate supplement which allows for a more comprehensive response to the TCFD framework, covering material activity across the Group.

Progress against TCFD recommendations
We comply with the FCA's Listing Rule 9.8.6R(8) and set out in the following table our climate-related financial disclosures consistent with the 2021 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: strategy; governance; risk management; and metrics and targets.

We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures in 2023, considering relevant TCFD guidance and materials along with evolving best practice. The following table also provides an overview of our disclosure progress and priorities for 2023.

3 From a 2018 baseline.
4 Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by value of investment.
5 From a 2019 baseline.
6 All from a 2018/19 baseline. The reporting period is October to September.
7 From a 2021/22 baseline. The reporting period is October to September.

Progress against TCFD recommendations ▼

Pillar	Recommended disclosure	Environmental sustainability report	Summary of progress
Strategy Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material.	**A** Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term.	**Pages 13 to 20**	• Key climate-related risks and opportunities defined with the potential time horizons over which these may arise identified • In 2023, we will look to further quantify risks and opportunities in relation to climate risk
	B Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning.	**Pages 13 to 20**	• Financial statements consider the impact of climate-related risks on our financial position and performance • Continue to embed climate risk into financial planning process. Climate consideration factored into the economic base case and financed emission ambitions considered as part of the forecasting process • In 2023, in line with our Group climate transition plan, net zero targets and strategies will be developed for some remaining high emitting sectors • Expand the balance sheet assets covered by the forecasting process, and Partnership for Carbon Accounting Framework (PCAF) methodology updates • Embed monitoring of sector targets as reported in our Group climate transition plan into reporting process so that climate considerations form part of the Group's regular decision making
	C Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2ºC or lower scenario.	**Page 14** **Pages 63 to 67**	• Climate scenario analysis performed for some of our businesses most exposed to climate risk such as mortgage flood risk and transition risk for commercial portfolios • The insights from this scenario analysis activity have been used to support the Group's measurement of Expected Credit Loss (ECL) and Internal Capital Adequacy Assessment Process (ICAAP) • Continue to monitor our exposure to high-risk sectors and proposed actions to support transition • Scottish Widows Group (SWG) developing scenario analysis model to inform business decisions. Output to be published in the 2022 SWG TCFD report • In 2023, scenario analysis will be used to support forecasts and plans. We will compare scenario modelling outputs generated to inform strategic approach. Specific areas of development are understanding the impacts on some of our highest emitting sectors such as agriculture and integrating scenario analysis into the credit decision making process
Governance Disclose the organisation's governance around climate-related risks and opportunities.	**A** Describe the Board's oversight of climate-related risks and opportunities.	**Pages 50 to 53**	• Governance structure provides clear oversight and ownership of Group's environmental sustainability strategy and management of climate risk at Board and executive levels • The Board is engaged on a regular basis on our sustainability agenda • In 2023, the Board will consider our response to nature along with approval of sector targets for some of our remaining sectors. Continue to monitor progress against our targets and ambitions
	B Describe management's role in assessing and managing climate-related risks and opportunities.	**Pages 50 to 53** **Page 55**	• The Group Net Zero Committee provides direction and oversight of the Group's environmental sustainability strategy, supported by climate and sustainability steering groups or committees • The Group Risk Committee provides oversight of climate risk • Key committee oversight includes development of our 2022 sector targets and supply chain ambitions
Risk management Disclose how the organisation identifies, assesses, and manages climate-related risks.	**A** Describe the organisation's processes for identifying and assessing climate-related risks.	**Pages 16 to 17**	• Assessment of climate risk has been undertaken, to understand the key risks across the Group • Ongoing development of climate risk assessment tools and methodologies, including qualitative climate risk assessment tool for commercial clients • In 2023, we will look at the incorporation of scenario analysis to inform climate risk assessment, alongside further refinement to evolving assessment processes
	B Describe the organisation's processes for managing climate-related risks.	**Pages 57 to 62**	• Consideration of climate risk incorporated within our existing risk management processes, embedding relevant controls to mitigate these risks • Key risks which incorporate climate include credit risk, insurance underwriting risk, conduct risk and operational resilience • In 2023, we will look at further embedding controls across identified climate-related risks and enhancement of risk appetite to mitigate key climate risks across the Group
	C Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	**Pages 16 to 17** **Pages 57 to 62**	• Climate risk is embedded into our Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted • The Group climate risk policy provides an overarching framework for the management of climate risks across the Group • In 2023, there will be further enhancement to climate risk reporting
Metrics and targets Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.	**A** Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	**Pages 9 to 12** **Pages 24 to 48**	• Progress monitored against our net zero ambitions, including measures related to our financed emissions, own operation emissions, supply chain emissions and sustainable finance • 2023 plan to enhance metrics to monitor our progress against our targets and ambitions and explore methodology in relation to nature
	B Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	**Pages 11 to 12** **Pages 28 to 48**	• Disclosed Scope 1, 2 and 3 emissions for our own operations and supply chain, continue to develop our approach to calculating financed emissions now updated to period ended 2020 • Scottish Widows 2022 reporting will include product level TCFD reporting • In 2023, we will extend our asset coverage from a financed emissions perspective to cover additional business areas
	C Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	**Page 9 to 12** **Pages 28 to 48**	• Our environmental sustainability report 2022 provides an update on how we are progressing against emission pathway for the targets we released in October 2022 • In 2023, we will develop targets for other high carbon sectors for release in 2024

In addition to the compliance above, entities within our Insurance Pensions and Investment business which are incorporated as part of Scottish Widows Group are required to report in compliance with FCA ESG Sourcebook (set via FCA PS21/24) reporting requirements for the period ended 31 December 2022. This additional compliance will be met through the publication of a separate Scottish Widows TCFD report, which is due to be published by 30 June 2023.

Risk overview
Effective risk management and control

Our approach to risk

Risk management is at the heart of the Group's purpose of Helping Britain Prosper. A strong risk management culture is crucial for sustainable growth, supporting the transition to a low carbon economy and building an inclusive society.

A prudent approach to risk is fundamental to the Group's business model and drives our participation choices, whilst protecting customers, colleagues and the Group.

The risk management section from **pages 139 to 195** provides an in-depth picture of how risk is managed within the Group, including the approach to risk appetite, risk governance, stress testing and detailed analysis of the principal risk categories, including the framework by which these risks are identified, managed, mitigated and monitored.

Our enterprise risk management framework

The Group's comprehensive enterprise risk management framework, that applies to all legal entities across the Group, is the foundation for the delivery of effective and consistent risk control. It enables proactive identification, active management and monitoring of the Group's risks, which is supported by our One Risk and Control Self-Assessment approach.

The Group's risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.

The Board is responsible for approving the Group's Board risk appetite statement annually. Board-level risk appetite metrics are augmented further by sub-Board level metrics and cascaded into more detailed business metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensure appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.

Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision making.

More information on the Board's responsibilities can be found on **page 91** and our Risk committees on **pages 142 to 143**.

Risk culture and the customer

The Board and senior management play a vital role in shaping and embedding a healthy corporate culture.

Our responsible, inclusive and diverse culture supports colleagues to consistently do the right thing for customers. The Group's Code of Responsibility and refreshed values reinforce colleagues' accountability for the risks they take and their responsibility to prioritise customers' needs.

As a Group, we are open, honest and transparent with colleagues working in collaboration with business units to:
- Support effective risk management and provide constructive challenge
- Share lessons learned and understand root causes when things go wrong
- Consider horizon risks and opportunities

The Group aims to maintain a strong focus on building and sustaining long-term relationships with customers through the economic cycle.

Risk profile and performance

The Group has continued to maintain support for its customers amid the backdrop of supply chain pressures, cost of living increases and global and domestic economic uncertainty.

Observed credit performance remains strong, with very modest evidence of deterioration. The Group's loan portfolio continues to be well positioned and heightened monitoring is in place to identify signs of affordability stress.

The Group's strategy will see ongoing investment in technology, driving the evolution of processes and further strengthening of the Group's operational resilience, amid continuously evolving threats, such as cyber risk.

Climate change remains a key consideration for the Group, with positive progress in 2022 and a commitment to continued focus in 2023.

Overall, key risks continue to be managed effectively and the Group is well positioned to safely progress its strategic ambitions.



Enterprise risk management framework

1. The Board delegates executive authorities to ensure there is effective oversight of risk management.
2. The appropriate culture ensures performance, risk and reward are aligned.
3. The framework ensures our risks are managed in line with our risk appetite.
4. The identification, measurement and control of our risks form an integral part of our One Risk and Control Self Assessment.
5. The governance framework supports a consistent approach to enterprise-wide behaviour and decision making.
6. The robust approach to monitoring oversight and assurance ensures effective risk management across the Group.

Role of the Board and senior management

Risk culture and the customer

Risk appetite

Risk and control self assessment

Risk governance

Three lines of defence

Principal risks

Principal risks are the Board-approved enterprise-wide risk categories, used to monitor and report the risk exposures posing the greatest impact to the Group.

All of the Group's principal risks, which are outlined in this section, are reported regularly to the Board Risk Committee and the Board. The Board Risk Committee report from **pages 99 to 103** outlines its activities during the year, as well as its purpose, responsibilities and composition.

The Group is in the process of conducting a detailed review of the enterprise risk management framework, which may result in a reclassification of our principal risks in 2023. **Page 147** contains a summary of our principal and secondary risks.

The risk management section from **pages 139 to 195** provides a more in-depth picture of how each principal risk is managed within the Group.

Risk trends

 Stable risk    Decreased risk    Increased risk

Principal risks ▼

Principal risk category	Risk performance	Risk appetite	Key mitigating actions
Capital risk ▶	The Group maintained its strong capital position in 2022 with a CET1 ratio of 14.1 per cent on a pro forma basis, having also absorbed significant regulatory headwinds on 1st January 2022. This is significantly ahead of regulatory requirements and in excess of the Group's ongoing target of around 12.5 per cent, plus a management buffer of around 1 per cent. Downside risks from economic and regulatory headwinds are being closely monitored.	The Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence.	• Capital management framework that includes the setting of capital risk appetite, capital planning and stress testing activities • Monitoring of early warning indicators and maintenance of a Capital Contingency Framework, designed to identify and act on emerging capital concerns at an early stage
Change/ execution risk ▲	The Group's inherent change/execution risk heightened in 2022, driven by the scale and increased complexity of some of the changes being delivered. The Group continues to strengthen its change capability and controls in response, to support the Group's business and technology transformation plans.	The Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.	• Continued evolution and enhancement of the Group change policy, method and control environment • Measurement and reporting of change/ execution risk to appropriate bodies, including on critical elements of the change portfolio • Providing sufficient skilled resources to safely deliver and embed change and support future transformation plans
Climate risk ▶	2022 has seen significant progress in embedding climate risk, with a consistent framework and clear responsibilities that will enhance understanding of the Group's climate risks and their management, in line with regulatory requirements. Progress continues in key areas, including developing climate data and scenario analysis capabilities; enhancing risk appetite measures; as well progressing the Group's ambitions for reducing emissions.	The Group takes action to support the Group's and its customers' transition to net zero, and maintain its resilience against the risks relating to climate change.	• Climate risk policy in place, embedded across the Group • Regular updates to the Board and further development of climate risk reporting • Consideration of key climate risks as part of the Group's financial planning process
Conduct risk ▶	Conduct risk remained stable in 2022, with the Group's focus on supporting customers impacted by the rising cost of living; implementing and embedding the FCA's new Consumer Duty requirements; and ensuring good customer outcomes amid the transformation of its business and technology.	The Group delivers good outcomes for its customers.	• Robust conduct risk framework in place to support delivery of good customer outcomes, market integrity and competition requirements • Active engagement with regulatory bodies and key stakeholders to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations

Risk overview continued

Principal risks ▼

Principal risk category	Risk performance	Risk appetite	Key mitigating actions
Credit risk ▲	The Group's credit portfolio continued to be well positioned with high levels of security, but a more challenging outlook, driven by interest rate rises and cost of living pressures, saw an increase in credit risk. Evidence of deterioration was very modest, with assets flowing into arrears, defaults and write-offs remaining low. Impairment was a net charge of £1,510 million, compared to a net credit of £1,385 million for 2021. The Group's expected credit loss allowances have increased to £5,222 million (2021: £4,477 million).	The Group has a conservative and well-balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group's target return on equity in aggregate.	• Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight • Significant monitoring in place, including early warning indicators to remain close to any signs of portfolio deterioration, accompanied by a playbook of mitigating actions • Pre-emptive credit tightening ahead of macroeconomic deterioration, including updates to affordability lending controls for forward look costs
Data risk ▶	Data risk remained stable in 2022, with significant ongoing investment in the maturity of data risk management, data capabilities and end-to-end management of data risk. Launch of the Group's new data strategy will support in managing risk and achieving the Group's growth objectives.	The Group has zero appetite for data-related regulatory fines or enforcement actions.	• Delivering against the data strategy and uplifting capability in data management and privacy, oversight of the data supply chain and data controls and processes • Data by design and data ethics principles embedded into the data science lifecycle
Funding and liquidity risk ▶	The Group maintained its strong funding and liquidity position in 2022. The loan to deposit ratio increased to 96 per cent (2021: 94 per cent), largely driven by increased customer lending. The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (based on monthly rolling average from the previous 12 months) of 144 per cent (2021: 135 per cent).	The Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.	• Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements • Significant customer deposit base, driven by inflows to trusted brands
Insurance underwriting risk ▶	Insurance underwriting risk remained broadly stable. Life and Pensions present value of new business premium increased to £21.7 billion (2021: £17.3 billion), with ongoing risks to short-term persistency driven by economic uncertainty and cost of living pressures. Total gross written premium decreased to £486 million (2021: £655 million) mainly due to difficult trading conditions and the renewal pricing impacts following the FCA GI Pricing Practices Market Study.	The Insurance Group has an appetite to take on insurance underwriting risks where they fit with our strategic objectives.	• Significant reinsurance of mortality, morbidity and General Insurance catastrophe risk • Robust processes for underwriting, reinsurance, claims management, pricing, product design and product management • Management through diversification and pooling of risks
Market risk ▲	Market volatility in 2022 created an environment of increased market risk. The Group remains well hedged, ensuring near-term interest rate exposure is managed, while benefitting from rising interest rates. The Group's structural hedge increased to £255 billion (2021: £240 billion) mostly due to the continued growth in stable customer deposits. The Group's pension funds had sufficient liquidity to withstand market volatility but saw a slight reduction in the IAS 19 accounting surplus to £3.7 billion (2021: £4.3 billion)	The Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities.	• Structural hedge programmes implemented to stabilise earnings • Close monitoring of market risks and, where appropriate, undertaking of asset and liability matching and hedging • Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity

Principal risks ▼

Principal risk category	Risk performance	Risk appetite	Key mitigating actions
Model risk ▲	Model risk has increased in 2022. The pandemic-related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group's models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.	Material models are performing in line with expectations.	• Robust model risk management framework for managing and mitigating model risk within the Group
Operational risk ▶	Operational risk remained stable in 2022 with operational losses reducing versus 2021. Security, technology and supplier management continue to be the most material operational risk areas.	The Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.	• Review and investment in the Group's control environment, with a particular focus on automation, to ensure the Group addresses the inherent risks faced Deployment of a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance
Operational resilience risk ▶	Operational resilience remains a key focus, with continued enhancement to the Group's resilience for serving customers better and addressing regulatory priorities. Technology resilience remains a focus area, with dedicated programmes to address key risks.	The Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events.	• Operational resilience programme in place to deliver against new regulation and improve the Group's ability to respond to incidents while delivering key services to customers • Investment in technology improvements, including enhancements to the resilience of systems that support critical business processes
People risk ▲	People risk has increased in 2022, aligning with the challenges of the Group's transformation agenda. The strategic focus of the new leadership team, together with the Group's revised pay offering, aims to enable colleagues to enhance their skills and capabilities, provide progression opportunities and support colleagues facing cost of living pressures.	The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people.	• Delivery of strategies to attract, retain and develop high-calibre people with the required capabilities, together with the management of rigorous succession planning for our senior leaders • Continued focus on the Group's culture by developing and delivering initiatives that reinforce appropriate behaviours
Regulatory and legal risk ▶	The regulatory and legal risk profile has remained stable thanks to proactive engagement on emerging focus areas including strategic transformation, cost of living pressures and Consumer Duty. Legal risk continued to be impacted by the evolving UK legal and regulatory landscape, other changing regulatory standards and uncertainty arising from the current and future litigation landscape.	The Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.	• Policies and procedures setting out the principles and key controls that should apply across the business which are aligned to the Group risk appetite • Identification, assessment and implementation of policy and regulatory requirements by business units and the establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance
Strategic risk ▶	Strategic risk is stable, with further integration into business planning having been a key focus in 2022. Maturation of the Group's strategic risk framework will strengthen the Group's ability to achieve its strategic transformation ambitions.	n/a	• Considering and addressing the strategic implications of emerging trends • Embedding of strategic risk into business planning process and day-to-day risk management

Strategic risk

Connectivity of risks and our strategic risk management framework

The Group's strategic choices and their resulting consequences can present a material risk to the Group's customers, colleagues and shareholders.

This is acknowledged by the Group's Board, with strategic risk recognised as a principal risk within the Group's enterprise risk management framework.

The unprecedented events resulting from the COVID-19 pandemic demonstrated how individual risks in aggregate can place significant pressure on the Group's strategy, business model and performance. This further highlighted the importance of the connectivity of strategic risks with wider principal and emerging risks.

Significant work has been undertaken since 2019 to clarify the relationships between principal, emerging and strategic risks.

This activity has evolved the understanding of the Group's key strategic risks and risk connectivity, as well as creating more explicit definitions of each of the risk types, which can be defined as:

Principal: The Board-approved enterprise-wide risk categories used to monitor and report the risk exposures posing the greatest impact to the Group.

Strategic: A principal risk arising from:
- A failure to understand the potential impact of strategic responses on existing risk types
- Incorrect assumptions about internal or external operating environments
- Inappropriate strategic responses and business plans

Emerging: A future internal or external event or trend, which could have a material positive or adverse impact on the Group and our customers, but where the probability, timescale and/or materiality may be difficult to accurately assess.

Progress on strategic risk in 2022

Further progress has been made this year towards embedding strategic risk into the Group's planning processes and local risk management.

A re-evaluation of the strategic risk themes was undertaken following the announcement of the new Group strategy in the first quarter, which concluded that the themes remain appropriate. In addition, the Group's Strategic Risk Policy was published in August, to support the Group's businesses in developing their medium-term and strategic plans.

Building on this year's preparation for supporting the ongoing management of strategic risks, the Group will further strengthen its strategic risk insights and management in 2023.

Strategic risk themes

Understanding the potential risk implications of our strategy is an important area of focus. Using both quantitative and qualitative analysis, key strategic risk themes have been identified and assessed (see below). These risks are aligned to the key areas of focus in the Group's strategy and can result in impacts on the Group's wider principal risks:

Organisational purpose

An organisational purpose with a clear mission and values will enable us to help Britain prosper and build a more sustainable and inclusive business, creating value for the Group's stakeholders. Risks may arise from:
- Conflicting interpretation of the Group's mission and values
- Inability to inspire the culture and galvanise the organisation to support a progressive strategy
- The stated purpose failing to resonate with our stakeholders due to conflicting objectives

Customer proposition

Risk of adverse impact on reputation, customer attraction, customer retention and income generation, arising from:
- Inappropriate products and services
- Inability to respond to changing customer profiles and needs
- Failure to maintain trust and deepen relationships

Talent attraction and retention

Inability to meet the Group's customer, colleague and transformation goals due to:
- Competition for specialist skills in a challenging labour market
- Failure to attract, develop and retain talent and capabilities for delivering the Group's agenda

Climate change

Failure to:
- Adapt to shifting consumer and colleague expectations
- Achieve regulatory and external climate commitments
- Support the transition to a low carbon economy as both a lender and employer

Technology advances

Potential for greater operational costs, reduced resilience and uncompetitive or inappropriate customer offering, driven by:
- Failure to keep pace with advances in technology
- Inability to effectively leverage data, while ensuring strong data ethics
- Misalignment of technology versus customer appetite

Emerging risks

Emerging risks are a key component of the Group's strategic risk framework.

The Group's horizon scanning activity enables identification of the most pertinent internal and external operating trends. This insight informs the Group's strategy, which in turn impacts the Group's risk profile.

Evolution of the Group's methodology for assessing and prioritising emerging risks

In 2022, the Group has invested in evolving its approach for understanding and assessing emerging risks. Embracing a more rigorous evaluation methodology, the Group has introduced a wider range of variables for assessing and prioritising risks (see opposite). These include factors associated with the threat of a risk, the Group's specific vulnerability to a risk and the preparation and protection the Group has in place to manage or mitigate impacts.

The activity has resulted in a more focused list of the Group's key emerging risks, enabling greater management concentration on developing the appropriate responses.

Emerging risks methodology

Threat	Factors associated with the **threat** presented by emerging risks
Vulnerability	Factors associated with the Group's specific **vulnerability** to emerging risks
Preparation and protection	The **preparation and protection** the Group has in place to manage or mitigate impacts
Emerging risk landscape	A focused list of the Group's key emerging risks from both internal and external sources, for management review and development of the Group's response

Emerging risks

Emerging risk theme	Concerns for the Group and key considerations
Climate-related responsibilities	The risks and resulting public perception of the Group's ability and choices to support the UK's transition to a low carbon economy.
Customer propositions and societal expectations	Failure to manage and evolve the customer proposition appropriately, amidst a constantly changing demographic of consumers.
Data ethics/ethical AI	The consequences of handling customer data unethically in relation to emerging technology, growing regulation, and how this may manifest across the Group's different entities.
Digital currencies	Failure to accurately understand and manage the usage of digital currencies by the public or the government, and how this may affect the Group's operations and future strategy.
Employee proposition	Inability of the Group to anticipate and hire for future skills aligned to evolving industry needs, or provide an attractive colleague proposition against the changing competition landscape.
Futureproof technology strategy	The rate at which the Group is able to adapt, invest and protect itself in relation to fast paced technology growth, alongside rising external expectations.
Global economic and political environment	Increasing strain on the UK economy resulting from continued geopolitical and economic tensions, impacting the Group's customers, partners and suppliers.
Operational and infrastructure blackouts	Service impacts to the Group's customers and colleagues due to economic, financial, biological, climate, technological or social challenges.
Potential breakup of the UK	Failure to adequately prepare and assess the policy, operational and financial impacts to the Group as a result of countries in the UK becoming independent.
UK economic environment	Inability to balance the long-term social, regulatory and financial impacts of sustained poor economic activity within the UK, and consequent unattractiveness of the UK for external investors.

The individual emerging risks detailed above have been taken to key executive level committees throughout 2022, such as the Board Risk Committee, with actions assigned to monitor more closely their manifestation and potential opportunities. For further information on the Board Risk Committee's Chair Report, see **pages 99 to 103**.

Many emerging risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their present impacts. However, it is acknowledged that these challenges will drive future trends in the long term which the Group will need to prepare for. For further information on how the Group is managing key emerging risks through its strategy, see **pages 145 to 146**.

The manifestation of other emerging risks is more unknown. As a result, the Group will continue to explore how these challenges may impact its future strategy, and how it can continue to best protect its customers, colleagues and shareholders.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Viability statement and going concern

Viability statement

The directors have an obligation under the UK Corporate Governance Code to state whether they believe the Company and the Group will be able to continue in operation and meet their liabilities as they fall due over a specified period determined by the directors, taking account of the current position and the principal risks of the Company and the Group.

In making this assessment, the directors have considered a wide range of information, including:
• The principal and emerging risks which could impact the performance of the Group
• The 2022 Strategic Review which sets out the Group's customer and business strategy for the period from 2022 to 2026
• The Group's operating plan which comprises detailed financial, capital and funding projections together with an assessment of relevant risk factors for the period from 2022 to 2025 inclusive

In particular, the assessment included consideration of the ongoing impact of, and subsequent recovery from, the pandemic; the current and expected future impact of the UK's exit from the EU on the UK economy and regulatory agenda; and climate-related matters.

Group, legal entities and divisional operating plans are produced and subject to rigorous stress testing on an annual basis. The planning process takes account of the Group's business objectives, the risks taken to seek to meet those objectives and the controls in place to mitigate those risks to remain within the Group's overall risk appetite.

The Group's annual planning process comprises the following key stages:
• The Board reviews and agrees the Group's strategy, risk appetite and objectives in the context of the operating environment and external market commitments
• The divisional teams develop their operating plans, ensuring that they are in line with the Group's strategy and risk appetite
• The financial projections and the underlying assumptions in respect of expected market and business changes, and future expected legal, accounting and regulatory changes, are subject to rigorous review and challenge from both divisional and Group executives
• In addition, the Board obtains independent assurance from the Risk division over the alignment of the plan with Group strategy and the Board's risk appetite. This assessment performed by the Risk division also identifies the key risks to delivery of the Group's operating plan

• The planning process is also underpinned by a robust capital and funding stress testing framework. This framework allows the Group to assess compliance of the operating plan with the Group's risk appetite
• The scenarios used for stress testing are designed to be severe but plausible, and take account of the availability and likely effectiveness of mitigating actions that could be taken by management to avoid or reduce the impact or occurrence of the underlying risks. The Group conducts internal stress testing and completes the PRA regulatory exercises. In 2022, stress tests have considered a range of economic conditions particularly relevant to the prevailing outlook, including high inflation and rising interest rates. Group stress results are segmented to provide insight, inform risk appetite, and allow for development of mitigating actions. In considering the likely effectiveness of such actions, the conclusions of the Board's regular monitoring and review of risk and internal control systems, as discussed on **pages 139 to 195**, is taken into account. Further information on stress testing and reverse stress testing is provided on **page 144**
• The final operating plan, Risk division assessment and the results of the stress testing are presented to the Board for approval. Once approved, the operating plan drives detailed divisional and Group targets for the following year

The directors have specifically assessed the prospects of the Company and the Group over the current plan period. The Board considers that a three-year period continues to present a reasonable degree of confidence over expected events and macroeconomic assumptions, while still providing an appropriate longer-term outlook. The directors have also reviewed a less detailed high level forecast for 2026; this high level forecast contains no information which would cause different conclusions to be reached over the longer-term viability of the Company and Group. Information relevant to the assessment can be found in the following sections of the annual report and accounts:
• The Group's principal activities, business and operating models and strategic direction are described in the strategic report on **pages 2 to 45**
• Emerging risks are disclosed on **page 43**
• The principal risks, including the Group's objectives, policies and processes for managing credit, capital, liquidity and funding, are provided in the risk management section on **pages 139 to 195**
• The Group's approach to stress testing and reverse stress testing, including both regulatory and internal stresses, is described on **page 144**

Based upon this assessment, the directors have a reasonable expectation that the Company and the Group will be able to continue in operation and meet its liabilities as they fall due over the next three years to 31 December 2025.

Going concern
The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital.

In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the directors have reviewed the Group's operating plan and its funding and capital positions, including a consideration of the implications of climate change.

The directors have also taken into account the impact of further stress scenarios as well as a number of other key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on **page 40** and **pages 179 to 184** and capital position on **pages 148 to 155**. Additionally, the directors have considered the capital and funding projections of the Company.

Accordingly, the directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Non-financial information statement

This section of the strategic report constitutes Lloyds Banking Group's Non-Financial Information Statement, produced to comply with sections 414CA and 414CB of the Companies Act. The information listed is incorporated by cross-reference to relevant content.

Reporting requirement	Policies and standards which govern our approach	Information necessary to understand our Group and its impact, policies due, diligence and outcomes
Stakeholders	• Annual materiality assessment[1] • Code of supplier responsibility • Third party supplier policies	• Delivering value for our stakeholders, **pages 4 to 7** • Governance in action, **pages 10 and 11** • ESG performance review ↗ • Environmental sustainability report ↗ • Code of supplier responsibility ↗ • Third party supplier policies are available at: **www.lloydsbankinggroup.com/who-we-are/working-with-suppliers/policy-compliance.html**
Environmental matters	• Environmental (TCFD) statement	• Governance in action, **pages 10 and 11** • Our external environment, **page 18** • Progress and performance, climate, **pages 36 and 37** • Climate risk, **page 156** • Environmental sustainability report ↗
Employees	• Colleague policy[1] • Code of ethics and responsibility • Health and safety policy[1]	• Governance in action, **pages 10 and 11** • Progress and performance, colleagues, **pages 34 and 35** • ESG performance review ↗ • Code of ethics and responsibility ↗
Respect for human rights	• Human rights policy statement • Colleague policy[1] • Pre-employment vetting standards[1] • Data privacy policy[1] • Modern slavery and human trafficking statement • Information and cyber security policy[1]	• Progress and performance, colleagues, **pages 34 and 35** • The Group are guided by the International Bill of Human Rights, the International Labour Organization's (ILO) Core Labour Standards and its Tripartite Declaration of Principles, the Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises, and the UN's Guiding Principles on Business and Human Rights. As signatories to the United Nations (UN) Global Compact, we are aligned with its human rights and labour standards and report on our progress annually. Pursuant to the UK Modern Slavery Act, we produce a modern slavery statement • Modern slavery and human trafficking statement ↗ • Human rights policy statement ↗ • Social sustainability report ↗ All documents available at: **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads**
Social matters	• Volunteering standards[1] • Matched giving guidelines[1] • Colleague policy[1]	• Our unique business model, **pages 2 and 3** • Delivering value for our stakeholders, **pages 4 to 7** • Our external environment, **page 18** • Progress and performance, colleagues, **pages 34 and 35** • Social sustainability report ↗
Anti-corruption and anti-bribery	• Anti-bribery policy[1] • Anti-bribery policy statement • Anti-money laundering and counter terrorist financing policy[1] • Fraud risk management policy[1]	• Risk management, **pages 191 and 192** • ESG performance review ↗ • Anti-bribery policy statement ↗
Description of principal risks and impact of business activity		• Risk overview, **pages 38 to 43**
Description of the business model **Non-financial key performance indicators**		• Our unique business model, **pages 2 and 3** • Our strategy in action, **pages 24 to 31** • Progress and performance, **pages 32 to 37** • ESG performance review ↗ • ESG reporting framework index ↗ • ESG reporting criteria ↗



All documents available at: www.lloydsbankinggroup.com/who-weare/responsible-business/downloads.

1 Certain Group policies, internal standards and guidelines are not published externally.

The policies mentioned above form part of the Group's policy framework which is founded on key risk management principles. The policies which underpin the principles define mandatory requirements for risk management. Robust processes and controls to identify and report policy outcomes are in place and were followed in 2022.

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Financial results

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Income statement – underlying basis[A]

	2022 £m	2021 £m	Change %
Underlying net interest income	13,172	11,163	18
Underlying other income	5,249	5,060	4
Operating lease depreciation	(373)	(460)	19
Net income	**18,048**	15,763	14
Operating costs[1]	(8,835)	(8,312)	(6)
Remediation	(255)	(1,300)	80
Total costs	**(9,090)**	(9,612)	5
Underlying profit before impairment	**8,958**	6,151	46
Underlying impairment (charge) credit[1]	(1,510)	1,385	
Underlying profit	**7,448**	7,536	(1)
Restructuring[1]	(80)	(452)	82
Volatility and other items	(440)	(182)	
Statutory profit before tax	**6,928**	6,902	
Tax expense	(1,373)	(1,017)	(35)
Statutory profit after tax	**5,555**	5,885	(6)
Earnings per share	7.3p	7.5p	(0.2)p
Dividends per share – ordinary	2.40p	2.00p	0.40p
Share buyback value	£2.0bn	£2.0bn	
Banking net interest margin[A]	2.94%	2.54%	40bp
Average interest-earning banking assets[A]	£452.0bn	£444.6bn	2
Cost:income ratio[A,1]	50.4%	61.0%	(10.6)pp
Asset quality ratio[A,1]	0.32%	(0.31)%	
Return on tangible equity[A]	13.5%	13.8%	(0.3)pp

A   See page 67.
1   2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Key balance sheet metrics

	At 31 Dec 2022	At 31 Dec 2021	Change %
Loans and advances to customers	£454.9bn	£448.6bn	1
Customer deposits	£475.3bn	£476.3bn	
Loan to deposit ratio[A]	96%	94%	2pp
CET1 ratio	15.1%	17.3%	(2.2)pp
Pro forma CET1 ratio[A,1]	14.1%	16.3%	(2.2)pp
Total capital ratio	19.7%	23.6%	(3.9)pp
MREL ratio	31.7%	37.2%	(5.5)pp
UK leverage ratio	5.6%	5.8%	(0.2)pp
Risk-weighted assets	£210.9bn	£196.0bn	8
Wholesale funding[2]	£100.3bn	£93.1bn	8
Liquidity coverage ratio[2]	144%	135%	9pp
Tangible net assets per share[A]	51.9p	57.5p	(5.6)p

1   31 December 2022 reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022, but excludes the impact of regulatory changes that came into effect on 1 January 2022.
2   Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis. The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

Quarterly information[A]

	Quarter ended 31 Dec 2022 £m	Quarter ended 30 Sep 2022 £m	Quarter ended 30 Jun 2022 £m	Quarter ended 31 Mar 2022 £m	Quarter ended 31 Dec 2021 £m	Quarter ended 30 Sep 2021 £m	Quarter ended 30 Jun 2021 £m	Quarter ended 31 Mar 2021 £m
Underlying net interest income	3,643	3,394	3,190	2,945	2,893	2,852	2,741	2,677
Underlying other income	1,438	1,282	1,268	1,261	1,307	1,336	1,282	1,135
Operating lease depreciation	(78)	(82)	(119)	(94)	(78)	(111)	(123)	(148)
Net income	5,003	4,594	4,339	4,112	4,122	4,077	3,900	3,664
Operating costs[1]	(2,399)	(2,187)	(2,151)	(2,098)	(2,246)	(2,013)	(2,008)	(2,045)
Remediation	(166)	(10)	(27)	(52)	(775)	(100)	(360)	(65)
Total costs	(2,565)	(2,197)	(2,178)	(2,150)	(3,021)	(2,113)	(2,368)	(2,110)
Underlying profit before impairment	2,438	2,397	2,161	1,962	1,101	1,964	1,532	1,554
Underlying impairment (charge) credit[1]	(465)	(668)	(200)	(177)	532	119	374	360
Underlying profit	1,973	1,729	1,961	1,785	1,633	2,083	1,906	1,914
Restructuring[1]	(11)	(22)	(23)	(24)	(418)	(24)	6	(16)
Volatility and other items	(203)	(199)	100	(138)	(247)	(30)	95	–
Statutory profit before tax	1,759	1,508	2,038	1,623	968	2,029	2,007	1,898
Tax (expense) credit	(239)	(299)	(416)	(419)	(548)	(429)	461	(501)
Statutory profit after tax	1,520	1,209	1,622	1,204	420	1,600	2,468	1,397
Banking net interest margin[A]	3.22%	2.98%	2.87%	2.68%	2.57%	2.55%	2.51%	2.49%
Average interest-earning banking assets[A]	£453.8bn	£454.9bn	£451.2bn	£448.0bn	£449.4bn	£447.2bn	£442.2bn	£439.4bn
Cost:income ratio[A,1]	51.3%	47.8%	50.2%	52.3%	73.3%	51.8%	60.7%	57.6%
Asset quality ratio[A,1]	0.38%	0.57%	0.17%	0.16%	(0.46)%	(0.10)%	(0.33)%	(0.33)%
Return on tangible equity[A]	16.3%	11.9%	15.6%	10.8%	2.9%	14.5%	24.4%	13.9%
Loans and advances to customers	£454.9bn	£456.3bn	£456.1bn	£451.8bn	£448.6bn	£450.5bn	£447.7bn	£443.5bn
Customer deposits	£475.3bn	£484.3bn	£478.2bn	£481.1bn	£476.3bn	£479.1bn	£474.4bn	£462.4bn
Loan to deposit ratio[A]	96%	94%	95%	94%	94%	94%	94%	96%
Risk-weighted assets	£210.9bn	£210.8bn	£209.6bn	£210.2bn	£196.0bn	£200.7bn	£200.9bn	£198.9bn
Tangible net assets per share[A]	51.9p	49.0p	54.8p	56.5p	57.5p	56.6p	55.6p	52.4p

1   2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Balance sheet analysis

	At 31 Dec 2022 £bn	At 30 Sep 2022 £bn	Change %	At 30 Jun 2022 £bn	Change %	At 31 Dec 2021 £bn	Change %
Loans and advances to customers							
Open mortgage book	**299.6**	298.4		296.6	1	293.3	2
Closed mortgage book	**11.6**	12.3	(6)	13.1	(11)	14.2	(18)
Credit cards[1]	**14.3**	14.3		14.2	1	13.8	4
UK Retail unsecured loans	**8.7**	8.8	(1)	8.5	2	8.1	7
UK Motor Finance	**14.3**	14.2	1	14.2	1	14.0	2
Overdrafts	**1.0**	1.0		1.0		1.0	
Retail other[2]	**13.8**	13.0	6	12.5	10	10.9	27
Wealth[1]	**0.9**	1.0	(10)	1.0	(10)	1.0	(10)
Small and Medium Businesses[1]	**37.7**	39.8	(5)	41.1	(8)	42.5	(11)
Corporate and Institutional Banking[1]	**56.0**	57.6	(3)	55.7	1	50.0	12
Central items[1,3]	**(3.0)**	(4.1)	(27)	(1.8)	67	(0.2)	
Loans and advances to customers	**454.9**	456.3		456.1		448.6	1
Customer deposits							
Retail current accounts	**114.0**	115.7	(1)	113.4	1	111.5	2
Retail relationship savings accounts	**166.3**	165.7		165.8		164.5	1
Retail tactical savings accounts	**16.1**	16.2	(1)	16.9	(5)	16.8	(4)
Wealth[1]	**14.4**	14.9	(3)	14.9	(3)	15.6	(8)
Commercial Banking deposits	**163.8**	170.2	(4)	166.7	(2)	167.5	(2)
Central items[1]	**0.7**	1.6	(56)	0.5	40	0.4	75
Total customer deposits	**475.3**	484.3	(2)	478.2	(1)	476.3	
Total assets	**877.8**	892.9	(2)	890.4	(1)	886.6	(1)
Total liabilities	**830.3**	846.5	(2)	840.3	(1)	833.4	
Ordinary shareholders' equity	**42.0**	40.0	5	44.4	(5)	47.1	(11)
Other equity instruments	**5.3**	6.2	(15)	5.5	(4)	5.9	(10)
Non-controlling interests	**0.2**	0.2		0.2		0.2	
Total equity	**47.5**	46.4	2	50.1	(5)	53.2	(11)
Ordinary shares in issue, excluding own shares	**66,944m**	67,464m	(1)	68,702m	(3)	70,996m	(6)

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2   Primarily Europe.
3   Includes central fair value hedge accounting adjustments.

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Financial statements

Other information

Group results – statutory basis

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs). The underlying results are shown on **page 47**. A reconciliation between the statutory and underlying results is shown on **page 68**.

Summary income statement

	2022 £m	2021 £m	Change %
Net interest income	**13,957**	9,366	49
Other income	**(8,149)**	28,078	
Total income[1]	**5,808**	37,444	(84)
Insurance claims and changes in insurance and investment contract liabilities[1]	**12,401**	(21,120)	
Total income, net of insurance claims and changes in insurance and investment contract liabilities	**18,209**	16,324	12
Operating expenses	**(9,759)**	(10,800)	10
Impairment (charge) credit	**(1,522)**	1,378	
Profit before tax	**6,928**	6,902	
Tax expense	**(1,373)**	(1,017)	(35)
Profit for the year	**5,555**	5,885	(6)
Profit attributable to ordinary shareholders	**5,021**	5,355	(6)
Profit attributable to other equity holders	**438**	429	2
Profit attributable to non-controlling interests	**96**	101	(5)
Profit for the year	**5,555**	5,885	(6)
Ordinary shares in issue (weighted-average – basic)	**68,847m**	70,937m	(3)
Basic earnings per share	**7.3p**	7.5p	(0.2)p

1 Includes income and expense attributable to the policyholders of the Group's long-term assurance funds that materially offset in arriving at profit before tax. These can, depending on market movements, lead to significant variances on a statutory basis in total income and insurance claims and changes in insurance and investment contract liabilities from one period to the next.

Summary balance sheet

	At 31 Dec 2022 £m	At 31 Dec 2021 £m	Change %
Assets			
Cash and balances at central banks	**91,388**	76,420	20
Financial assets at fair value through profit or loss	**180,609**	206,771	(13)
Derivative financial instruments	**24,753**	22,051	12
Financial assets at amortised cost	**520,322**	517,156	1
Financial assets at fair value through other comprehensive income	**23,154**	28,137	(18)
Other assets	**37,603**	35,990	4
Total assets	**877,829**	886,525	(1)
Liabilities			
Deposits from banks	**7,266**	7,647	(5)
Customer deposits	**475,331**	476,344	
Repurchase agreements at amortised cost[1]	**48,596**	31,125	56
Financial liabilities at fair value through profit or loss	**17,755**	23,123	(23)
Derivative financial instruments	**24,042**	18,060	33
Debt securities in issue	**73,819**	71,552	3
Liabilities arising from insurance and investment contracts	**149,868**	168,463	(11)
Other liabilities	**22,901**	23,951	(4)
Subordinated liabilities	**10,730**	13,108	(18)
Total liabilities	**830,308**	833,373	
Total equity	**47,521**	53,152	(11)
Total equity and liabilities	**877,829**	886,525	(1)

1 Repurchase agreements at amortised cost, previously included within other liabilities, are now shown separately; comparatives have been presented on a consistent basis.

Summary of Group results

Statutory results

The Group's statutory profit before tax for the year was £6,928 million, £26 million higher than 2021. The benefit of higher income and lower operating expenses was offset by the impact of an impairment charge (compared to a credit in the prior year), in part reflecting the deterioration in the economic outlook. Statutory profit after tax was £5,555 million (2021: £5,885 million, which included the benefit of a deferred tax remeasurement). In the fourth quarter of the year, statutory profit before tax was £1,759 million and statutory profit after tax was £1,520 million, an increase on the third quarter of 17 per cent and 26 per cent respectively, as a result of higher income and a lower impairment charge, following the deterioration in the macroeconomic outlook recognised during the third quarter.

The Group's statutory income statement includes income and expenses attributable to the policyholders of the Group's long-term assurance funds. These items materially offset in arriving at profit before tax but can, depending on market movements, lead to significant variances on a statutory basis between total income and insurance claims and changes in insurance and investment contract liabilities from one period to the next. In 2022, due to deteriorating market conditions, the Group recognised losses on policyholder investments within total income, which were materially offset by the corresponding reduction in insurance and investment contract liabilities, recognised as a decrease in insurance claims and changes in insurance and investment contract liabilities expense and a decrease in the amounts payable to unit holders in the Group's consolidated open-ended investment companies, recognised within net interest income.

Total statutory income net of insurance claims and changes in insurance and investment contract liabilities for the year was £18,209 million, an increase of 12 per cent on 2021, reflecting continued recovery in customer activity and benefits from UK Bank Rate changes.

The Group maintained its focus on cost management, whilst increasing strategic investment as planned. Operating expenses decreased due to significantly lower remediation and restructuring costs and a reduced charge for operating lease depreciation. Remediation costs, principally relating to pre-existing programmes, were significantly lower than in 2021. Restructuring costs in the year included costs associated with the integration of Embark, whereas the prior year included a significant software write-off as the Group invested in new technology and systems infrastructure. The reduced operating lease depreciation charge reflected continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising, Lex fleet size, given industry-wide supply constraints in the new car market.

The impairment charge of £1,522 million in 2022, compared to a net credit of £1,378 million in 2021, reflected strong observed credit performance, but was impacted by a deteriorating economic outlook partly offset by COVID-19 releases.

The Group recognised a tax expense of £1,373 million in the year, compared to a tax expense of £1,017 million in 2021. The tax expense in 2022 included a £222 million benefit in relation to tax deductibility of provisions made in 2021, and a £53 million expense (2021: £954 million benefit) arising on the remeasurement of deferred tax assets.

Loans and advances to customers increased by 1 per cent on 31 December 2021 to £454.9 billion, including growth of £6.3 billion in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. Customer deposits have decreased by £1.0 billion since the end of 2021, to £475.3 billion. This included Retail current account growth of £2.5 billion, more than offset by Commercial Banking deposit reductions of £3.7 billion. In 2022, due to market conditions, a reduction was seen in policyholder investments, primarily within financial assets at fair value through profit or loss. This was materially offset by a corresponding reduction in the related insurance and investment contract liabilities.

Total equity reduced during the year as the Group's profits were more than offset by reductions in the cash flow hedging reserve due to the rising rate environment, the impact of pension scheme remeasurements given market conditions and the impact of in-year distributions, including the share buyback programme that was announced in February 2022 in respect of 2021. This programme completed on 11 October 2022, with c.4.5 billion ordinary shares repurchased.

Underlying results[A]

The Group's underlying profit for the year was £7,448 million, compared to £7,536 million for 2021. Growth in net income and reduced total costs were offset by an increased impairment charge, largely as a result of a deterioration in the economic outlook for the UK, versus the underlying impairment credit in 2021. Underlying profit before impairment for the period was up 46 per cent to £8,958 million, driven by net income growth and lower remediation costs. In the fourth quarter, underlying profit before impairment was £2,438 million, up 2 per cent on the third quarter.

Net income[A]

	2022 £m	2021 £m	Change %
Underlying net interest income	13,172	11,163	18
Underlying other income	5,249	5,060	4
Operating lease depreciation	(373)	(460)	19
Net income[A]	**18,048**	15,763	14
Banking net interest margin[A]	2.94%	2.54%	40bp
Average interest-earning banking assets[A]	£452.0bn	£444.6bn	2

Net income of £18,048 million was up 14 per cent on 2021, with higher net interest income and other income as well as a continued low charge for operating lease depreciation.

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Financial results

Governance

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Financial statements

Other information

Summary of Group results continued

Net interest income of £13,172 million was up 18 per cent, driven by a stronger banking net interest margin of 2.94 per cent (2021: 2.54 per cent) and higher average interest-earning banking assets. The net interest margin benefitted from UK Bank Rate increases, structural hedge earnings from the rising rate environment and continued funding and capital optimisation, partly offset by lower mortgage margins. In the fourth quarter, the net interest margin increased to 3.22 per cent from 2.98 per cent in the third quarter, in part due to timing benefits from UK Bank Rate rises. Average interest-earning banking assets were up 2 per cent compared to 2021 at £452.0 billion, supported by continued growth in the open mortgage book. The Group now expects the banking net interest margin for 2023 to be greater than 305 basis points.

The Group manages the risk to its earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2022, the Group's structural hedge had an approved capacity of £255 billion (up £15 billion on 31 December 2021). Customer deposits have increased by c.£65 billion since the end of 2019; hedge capacity increased by £70 billion during the same period, of which c.£45 billion came from deposit growth and c.£25 billion from investment of existing deposits. The Group continues to review the stability of underlying deposits and their eligibility for the structural hedge. The nominal balance of the structural hedge was £255 billion at 31 December 2022 (31 December 2021: £240 billion) with a weighted-average duration of approximately three-and-a-half years (31 December 2021: approximately three-and-a-half years). The Group generated £2.6 billion of total gross income from structural hedge balances in 2022, representing growth over the prior year (2021: £2.2 billion).

Underlying other income of £5,249 million was 4 per cent higher compared to £5,060 million in 2021, including £1,438 million in the fourth quarter, up 12 per cent on the third quarter. This reflected improved performance across Retail and Commercial Banking while Insurance, Pensions and Investments (previously Insurance and Wealth) benefitted from assumption changes from the annual basis review.

Within Retail, other income was up 8 per cent on prior year, including improved current account and credit card performance. Retail other income was up slightly in the fourth quarter. Commercial Banking was up 9 per cent versus the prior year reflecting higher financial markets activity, also driving growth in the fourth quarter and strong performance in transaction banking, partly offset by lower levels of corporate financing activity. Insurance, Pensions and Investments other income was 12 per cent higher than the prior year. This largely reflected the impact of increased workplace pension income and bulk annuity deals along with the inclusion of Embark income and a benefit from assumption changes. Growth was partly offset by a decrease in the general insurance business contribution, primarily driven by pricing pressures and severe weather event claims of £108 million (2021: £11 million). Assumption and methodology changes of £348 million in the year (2021: £111 million), included £229 million in the fourth quarter, relating to updated longevity assumptions and a significant improvement in persistency assumptions. Other income associated with the Group's equity investments businesses, including Lloyds Development Capital, of £468 million was £214 million lower than the previous year after particularly strong contributions in 2021.

The Group delivered good organic growth in Insurance, Pensions and Investments and Wealth (reported within Retail) assets under administration (AuA), with combined £9 billion net new money[1] in open book AuA over the year. In total, open book AuA stand at £160 billion.

Looking forward, IFRS 17 will impact the phasing of profit recognition for insurance contracts. From the first quarter of 2023 insurance new business revenue within other income will be spread over the period the Group provides services to its policyholders (versus recognised up front under outgoing IFRS 4 accounting standards). Similarly, impacts from assumption changes will be spread over the life of the relevant contracts.

Operating lease depreciation of £373 million (2021: £460 million), reflected continued strength in used car prices, combined with the ongoing impact of a reduced, but stabilising, Lex fleet size, given industry-wide supply constraints in the new car market.

1   Excludes market movements and Embark assets transferred on acquisition; includes post acquisition Embark net flows.

Total costs[A]

	2022 £m	2021 £m	Change %
Operating costs[A,1]	8,835	8,312	(6)
Remediation	255	1,300	80
Total costs[A,1]	9,090	9,612	5
Cost:income ratio[A]	50.4%	61.0%	(10.6)pp

1   2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Cost discipline remains a core focus for the Group. The Group's cost:income ratio was 50.4 per cent, compared to 61.0 per cent in 2021. Total costs of £9,090 million were 5 per cent lower than in 2021 (with £2,565 million in the fourth quarter). Within this, lower remediation costs (down 80 per cent) were partially offset by increased operating costs of £8,835 million (up 6 per cent), reflecting higher planned strategic investment and costs in new businesses. Business-as-usual costs[A] were stable, with ongoing cost discipline in the context of inflationary pressures and increased staff payments. Operating costs are expected to be higher in 2023 at c.£9.1 billion (2022: £8.8 billion), given inflationary pressure and the peak of the Group's planned strategic investment, partially mitigated by continued cost efficiency.

In 2022 the Group recognised remediation costs of £255 million (£166 million in the fourth quarter). These principally relate to pre-existing programmes and are significantly lower than 2021 (£1,300 million). Within remediation there was an additional charge of £50 million relating to HBOS Reading in the fourth quarter. The provision held in respect of HBOS Reading continues to reflect the Group's best estimate of its full liability, albeit uncertainties remain.

Underlying impairment[A]

	2022 £m	2021[1,2] £m	Change %
Charges (credits) pre-updated MES[3]			
Retail	**773**	672	(15)
Commercial Banking	**122**	(357)	
Other	**20**	(1)	
	915	314	
Updated economic outlook			
Retail	**600**	(1,120)	
Commercial Banking	**395**	(579)	
Other	**(400)**	–	
	595	(1,699)	
Underlying impairment charge (credit)[A]	**1,510**	(1,385)	
Asset quality ratio[A]	**0.32%**	(0.31)%	

1   Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.
2   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
3   Impairment charges excluding the impact from updated economic outlook taken each quarter. Coronavirus impacted restructuring cases, previously disclosed separately, are now reported within charges pre-updated MES (multiple economic scenarios); comparatives have been presented on a consistent basis.

Asset quality remains strong, with sustained low levels of new to arrears and very modest evidence of deterioration in observed credit metrics, despite the inflationary pressures on affordability during the latter half of the year. Underlying impairment was a net charge of £1,510 million (2021: credit of £1,385 million), resulting in an asset quality ratio of 32 basis points. This reflects a more normalised, but still low, pre-updated multiple economic scenarios (MES) charge of £915 million in the year (2021: £314 million, net of £357 million release in Commercial Banking largely driven by write-backs), equivalent to an asset quality ratio of 20 basis points. In addition, the Group recognised a net £595 million MES charge, including £82 million in the fourth quarter (2021: a credit of £1,699 million), as a result of updates to the Group's economic outlook and associated scenarios. The updated outlook addresses risks from a higher inflation and interest rate environment that have emerged over the year. A charge of £1,145 million relating to these risks is partly offset by a credit of £550 million from the release of COVID-19 judgements, including the £400 million release of the COVID-19 central adjustment.

The fourth quarter saw an impairment charge of £465 million. This included a pre-updated MES charge of £383 million and also captures a further material charge in Commercial Banking on a pre-existing single case. The fourth quarter pre-updated MES charge includes additional expected credit loss (ECL) allowance build in Stage 1 as it rolls forward, picking up the elevated defaults expected in the fourth quarter of 2023, as well as recent observed behaviour. The small observed increase in defaults has been partially offset by an improvement in observed loss rates, largely within UK mortgages and unsecured portfolios as a result of collections policy changes and enhanced customer support initiatives.

The Group's loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, reflected in strong recovery performance. Observed credit performance remains strong, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs remaining at low levels and largely below pre-pandemic levels.

The Group's ECL allowance increased by £0.3 billion in the fourth quarter to £5.3 billion (31 December 2021: £4.5 billion). The ECL allowance is high by historical standards, £1.1 billion above 31 December 2019 and assumes that a large proportion of expected losses will crystallise over the next 12 to 18 months, before run rate losses return to around pre-pandemic levels. This uplift in defaults is forecast given the expected deterioration across a number of macroeconomic measures. The Group's base case predicts affordability pressures from inflation peaking at 10.3 per cent in the first quarter of 2023, alongside UK Bank Rate peaking at 4.0 per cent, with unemployment expected to build to 5.3 per cent in the first quarter of 2025. The economic outlook assumptions remain similar to those of the third quarter, with some fourth quarter ECL increases driven by models responding to updates to HPI and GDP forecasts, and additional management judgements raised in the quarter for affordability risks. The ECL uplift in the fourth quarter is also driven by a material update in the individual assessment of a pre-existing single case in Commercial Banking and model calibrations as mentioned above.

The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions. A 30 per cent weighting is applied to the base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios deteriorated during 2022 following the changes made to the base case outlook. The probability-weighted ECL is particularly impacted by the significance and non-linearity of losses from the severe downside scenario. In June 2022, the Group included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and decided to adopt this adjusted scenario to calculate the Group's ECL. Given the increased severity of this severe downside scenario, there is a greater proportionate increase in ECL which builds further in the fourth quarter of 2022 due to sensitivity to model calibrations and new judgements introduced for inflationary and interest rate pressures.

Overall, management judgement adjustments have significantly reduced in the year, reflecting the balance of risks shifting from more idiosyncratic COVID-19 risks to broader macroeconomic risks from inflationary pressures and rising interest rates within the Group's base case and wider economic scenarios. Management judgements in respect of COVID-19 have been removed as the risks have either dissipated, or are now captured in model calibrations or other wider related judgements. Of the £0.8 billion released since 31 December 2021, £0.6 billion drives a credit to the impairment charge in the year, as prior risks have not emerged, with the remaining £0.2 billion now captured within ECL portfolio models, where previously distorted data or trends have now normalised. Judgemental adjustments for risks in relation to inflationary pressures, not deemed to be fully captured by models, are £0.2 billion at 31 December 2022. These are across Retail portfolios where the perceived affordability risks to certain segments are adjusted, largely through default assumptions, at customer level.

Observed portfolio performance remains strong, with impact on Stage 2 loans and advances to customers mostly due to the effect from updated MES or model changes driven by CRD IV regulatory requirements[1]. As a result, Stage 2 loans and advances to customers increased to £66 billion (31 December 2021: £42 billion), with 93 per cent up to date (31 December 2021: 86 per cent). Of the £24 billion increase, £8 billion of the increase was due to changes in credit risk measurement and modelling associated with CRD IV regulatory requirements[1] within UK mortgages in the first half of the year. £15 billion occurred in the third quarter as a result of the updated economic outlook reflected in the MES, largely in UK mortgages and Commercial Banking (99 per cent of which related to up to date loans). In the fourth quarter Stage 2 assets increased by £2 billion, all of which are up to date accounts, largely in Retail as a result of model calibrations and additional management judgements. Stage 3 assets were £11 billion as at 31 December 2022 (31 December 2021: £9 billion) and stable compared to 30 September 2022. The £2 billion increase in Stage 3 assets over the year is primarily driven by changes in credit risk measurement and modelling associated with CRD IV regulatory requirements[1] since the end of 2021 and not reflective of observed deterioration.

On the basis of the current economic assumptions, the Group expects the asset quality ratio to be c.30 basis points in 2023.

[1] As previously outlined, on 1 January 2022 the Group amended its definition of Stage 3 for UK mortgages, maintaining alignment between IFRS 9 and regulatory definitions of default. For UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due. In line with CRD IV this definition has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and any non-performing loans. Furthermore, additional assets moved to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given the accounts that moved to Stage 2 were up to date with low probability of default, there was no material ECL impact.

Restructuring, volatility and other items

	2022 £m	2021 £m	Change %
Underlying profit[A]	**7,448**	7,536	(1)
Restructuring[1]	**(80)**	(452)	82
Volatility and other items			
Market volatility and asset sales	**(252)**	87	
Amortisation of purchased intangibles	**(70)**	(70)	
Fair value unwind	**(118)**	(199)	41
	(440)	(182)	
Statutory profit before tax	**6,928**	6,902	
Tax expense	**(1,373)**	(1,017)	(35)
Statutory profit after tax	**5,555**	5,885	(6)
Earnings per share	**7.3p**	7.5p	(0.2)p
Return on tangible equity[A]	**13.5%**	13.8%	(0.3)pp
Tangible net assets per share[A]	**51.9p**	57.5p	(5.6)p

[1] 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Restructuring costs of £80 million included costs associated with the integration of Embark and were significantly lower than in 2021 (£452 million), which included a software write-off as the Group invested in new technology and systems infrastructure. Since the first quarter of 2022 all restructuring costs, with the exception of merger, acquisition and integration costs, have been reported as part of the Group's operating costs.

Volatility and other items were a net loss of £440 million for the year, comprising £252 million of negative market volatility and £188 million relating to amortisation of purchased intangibles and fair value unwind. Market volatility included negative insurance volatility of £148 million due to rising interest rates and wider bond spreads partially offset by inflation (net of hedging), in addition to negative banking volatility of £46 million. This compares to gains during 2021 of £87 million, including positive insurance and banking volatility, partly offset by liability management losses and other statutory items. In the fourth quarter, a market volatility loss of £157 million included £120 million of negative banking volatility, principally from sterling strengthening.

Further information on the reconciliation of underlying to statutory results is included on **page 68.**

Tax
The Group recognised a tax expense of £1,373 million for the year (2021: £1,017 million), with £239 million in the fourth quarter. The expense for the year included a £222 million benefit recognised in the fourth quarter in relation to tax deductibility of provisions made in 2021 and a £53 million expense (2021: £954 million benefit) arising primarily on the remeasurement of deferred tax assets following the substantive enactment of the previously announced reduction in the rate of banking surcharge from 8 per cent to 3 per cent.

The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of the reduction in the rate of banking surcharge and the increase in corporation tax rate from 19 per cent to 25 per cent, both of which come into effect from 1 April 2023. An explanation of the relationship between the tax expense and the Group's accounting profit for the year is set out in note 14.

Tangible net assets and returns[A]
Tangible net assets per share were 51.9 pence, down from 57.5 pence at 31 December 2021. The favourable impact from profits supported strong distributions, with further benefits from a reduction in shares from the share buyback (3.4 pence) more than offset by cash flow hedge reserve movements as a result of increased interest rates (7.5 pence). In the fourth quarter, tangible net assets per share were up 2.9 pence (30 September 2022: 49.0 pence), driven by the favourable impact from profits and cash flow hedge reserve movements.

The return on tangible equity for 2022 was 13.5 per cent, reflecting the Group's robust financial performance (2021: 13.8 per cent). The Group expects the return on tangible equity to be c.13 per cent in 2023. Earnings per share were 7.3 pence (2021: 7.5 pence). In the comparative period of 2021, both the return on tangible equity and earnings per share benefitted from a net impairment credit and remeasurement of deferred tax assets.

Balance sheet

	At 31 Dec 2022	At 31 Dec 2021	Change %
Loans and advances to customers	**£454.9bn**	£448.6bn	1
Customer deposits	**£475.3bn**	£476.3bn	
Loan to deposit ratio[A]	**96%**	94%	2pp
Wholesale funding[1]	**£100.3bn**	£93.1bn	8
Wholesale funding <1 year maturity	**£37.5bn**	£30.3bn	24
Of which money-market funding <1 year maturity[2]	**£24.8bn**	£16.1bn	54
Liquidity coverage ratio – eligible assets[3]	**£144.7bn**	£140.2bn	3
Liquidity coverage ratio[4]	**144%**	135%	9pp

1 Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.
2 Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).
3 Eligible assets are calculated as an average of month end observations over the previous 12 months post any liquidity haircuts.
4 The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

Loans and advances to customers increased by 1 per cent on 31 December 2021 to £454.9 billion, including growth of £6.3 billion in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased by £1.2 billion due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of government-backed lending. Customer deposits have decreased by £1.0 billion since the end of 2021, to £475.3 billion. This included Retail current account growth of £2.5 billion, more than offset by Commercial Banking deposit reductions of £3.7 billion. Deposits were down £9.0 billion in the fourth quarter with reductions in Commercial Banking and Retail. Commercial Banking deposits were down £6.4 billion, as the expected outflows of short term Corporate and Institutional Banking deposits materialised, alongside the seasonality and the impact of management actions. Retail deposits were down £1.7 billion, with reductions in current accounts, partially offset by increased savings balances. In January 2023, the Group successfully completed a transaction under which £2.5 billion of legacy Retail mortgage loans were securitised with much of the risk placed in the market. The transaction results in the derecognition of the mortgage assets from the Group's balance sheet, supporting the Group's capital and risk management.

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent, stable on 2021, continuing to provide robust funding and liquidity and potential for growth. The Group's funding and liquidity position is further discussed on **page 179**. The Group continued to access wholesale funding across a range of currencies and markets. Issuance volumes in 2022 totalled £9.3 billion (31 December 2021: £3.4 billion), of which £7.7 billion at 31 December 2022 was issued by Lloyds Banking Group plc across senior unsecured, T2 and AT1 (31 December 2021: £2.8 billion). Total wholesale funding increased to £100.3 billion at 31 December 2022 (31 December 2021: £93.1 billion) as a result of short term funding which has increased towards more normalised levels and maintains the Group's access to diverse sources and tenors of funding. The total outstanding amount of drawings from the Term Funding Scheme with additional incentives for SMEs (TFSME) has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond.

Capital

	At 31 Dec 2022	At 31 Dec 2021	Change %
CET1 ratio	**15.1%**	17.3%	(2.2)pp
Pro forma CET1 ratio[A,1]	**14.1%**	16.3%	(2.2)pp
Total capital ratio	**19.7%**	23.6%	(3.9)pp
MREL ratio	**31.7%**	37.2%	(5.5)pp
UK leverage ratio	**5.6%**	5.8%	(0.2)pp
Risk-weighted assets	**£210.9bn**	£196.0bn	8

1 31 December 2022 reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2023. The 31 December 2021 comparative reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022, but excludes the impact of regulatory changes that came into effect on 1 January 2022.

Pro forma CET1 ratio as at 31 December 2021[1]	**16.3%**
Regulatory change on 1 January 2022 (bps)	(230)
Pro forma CET1 ratio as at 1 January 2022	**14.0%**
Banking build (including impairment charge) (bps)	230
Insurance dividend (bps)	21
Risk-weighted assets (bps)	14
Fixed pension deficit contributions (bps)	(31)
Other movements (bps)	11
Capital generation (bps)	**245**
Ordinary dividends (bps)	(81)
Share buyback accrual (bps)	(104)
Further variable pension contributions (bps)	(52)
Pro forma CET1 ratio as at 31 December 2022[2]	**14.1%**

1 31 December 2021 ratio reflects the dividend received from Insurance in February 2022 and the full impact of the share buyback in respect of 2021 that completed in 2022.
2 31 December 2022 ratio reflects the dividend received from Insurance in February 2023 and the full impact of the announced share buyback.

The Group's pro forma CET1 capital ratio reduced from 16.3 per cent at 31 December 2021 to 14.1 per cent at 31 December 2022. This was driven by a reduction of 230 basis points on 1 January 2022 for regulatory changes (as previously reported), subsequently offset by strong pro forma capital generation of 245 basis points during the year. Capital generation reflected banking build of 230 basis points, including a net impairment impact of 44 basis points which benefitted from IFRS 9 transitional relief as described below. A further 21 basis points reflected the dividends received from the Insurance business in July 2022 (£300 million) and February 2023 (£100 million). Capital generation further benefitted from a post 1 January 2022 reduction in risk-weighted assets (excluding threshold movements), after foreign exchange impacts (which are hedged), equivalent to 14 basis points and other movements of 11 basis points. This was offset in part by 31 basis points relating to the full 2022 fixed pension deficit contributions for the Group's defined benefit pension schemes.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Summary of Group results continued

Capital generation during the fourth quarter was 54 basis points. Excluding the Insurance dividend received in February 2023 and the impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2022 was 15.1 per cent (31 December 2021: 17.3 per cent).

The net impairment impact of 44 basis points for the year reflects the impairment charge of 59 basis points, offset by IFRS 9 dynamic transitional relief of 15 basis points resulting from the increase in Stage 1 and Stage 2 expected credit losses in the second half of the year. On 1 January 2023 IFRS 9 static transitional relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction of 15 basis points. The Group's pro forma CET1 capital ratio at 31 December 2022 does not include the impact of the reduced relief. In relation to capital usage, the impact of the interim ordinary dividend paid in September 2022 and the accrual for the recommended final ordinary dividend equates to 81 basis points, with a further 104 basis points utilised to cover the accrual for the announced ordinary share buyback programme.

During the year, a total of £2.2 billion in pension deficit contributions (both fixed and variable) has been paid into the Group's three main defined benefit pension schemes. As previously announced, the fixed contributions for the year of £800 million (equivalent to 31 basis points) were paid in full during the first quarter. Variable contributions of £1,442 million paid during the year cover the full amount of agreed contributions relating to 30 per cent of in-year shareholder distributions of £1,042 million (in accordance with the current agreement with the Trustee), plus an additional £400 million paid in December (aggregate variable contributions equivalent to 52 basis points in total). The additional payment represents an acceleration of future planned contributions, following the strong capital generation in 2022 and ahead of the triennial renegotiation of pension contributions.

Risk-weighted assets were £196 billion at 31 December 2021 and increased by £16 billion to £212 billion (pro forma) on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this. Risk-weighted assets reduced by £1 billion during the year (subsequent to the 1 January 2022 regulatory changes) to £211 billion at 31 December 2022. This largely reflected optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements. The Group expects risk-weighted assets to be between £220 billion and £225 billion at the end of 2024.

As previously indicated, capital generation in 2022 was strong at 245 basis points. The Group experienced a number of tailwinds, including the low charge for operating lease depreciation, transitional relief in relation to impairment, risk-weighted asset reductions (post 1 January 2022 regulatory changes), high Insurance dividends and the low effective tax rate charge. Looking forward, while these tailwinds are unlikely to repeat, banking capital generation is nonetheless expected to continue to be strong. The Group now expects capital generation in 2023 to be c.175 basis points.

The PRA reduced the Group's Pillar 2A CET1 capital requirement during the fourth quarter to around 1.5 per cent of risk-weighted assets (previously around 2 per cent of risk-weighted assets). In December 2022 the UK countercyclical capital buffer rate increased to 1 per cent, increasing the Group's countercyclical capital buffer (CCyB) to around 0.9 per cent. This increase was partially offset by the removal of the CCyB related element of the PRA buffer. The planned increase in the UK countercyclical capital buffer rate to 2 per cent from July 2023 will lead to a further increase in the Group's CCyB to around 1.8 per cent.

The Financial Policy Committee (FPC) have amended the other systemically important institution (O-SII) buffer framework, changing the metric for determining the buffer rate from total assets to the leverage exposure measure of the Ring-Fenced Bank sub-group (RFB). This will apply from the next review point in December 2023 which will refer to the leverage exposure measure as at 31 December 2022, with any changes applying from 1 January 2025. Currently, the RFB's O-SII buffer is 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level. Based on the RFB's leverage exposure measure as at 31 December 2022, the O-SII buffer rate will be maintained at 2.0 per cent. The current sum of the Group's regulatory CET1 capital requirement and capital buffers remains at around 11 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent, plus a management buffer of around 1 per cent.

Pensions

The Group's three main defined benefit pension schemes continue to have an actuarial funding deficit, but are in a significantly stronger financial position than at 31 December 2021, when the deficit was c.£4 billion. During 2022, deficit contributions of £2.2 billion were paid into these schemes. The Group expects to make a further fixed contribution of £0.8 billion in the first half of 2023, consistent with 2021 and 2022. The Group has discussed with the Trustee the likelihood that further variable contributions will not be necessary in 2023 and beyond, dependent upon the outcome of the triennial valuation as at 31 December 2022. The Group expects to have substantially agreed the triennial valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group also expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required. This will be reported on in future periods.

The schemes' funding position remained robust and did not experience any material impact from the market volatility seen in the latter part of the year. Asset prices fell in line with the broader market and hedges fell in value as interest rates rose. A similar impact was experienced on liability valuations which also fell in value given the portfolio was almost fully hedged. The Group's schemes used liability-driven investment strategies to achieve this outcome and as the hedging was maintained throughout the crisis, the strategy performed as expected.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.

The Board has recommended a final ordinary dividend of 1.60 pence per share, which, together with the interim ordinary dividend of 0.80 pence per share totals 2.40 pence per share, an increase of 20 per cent, in line with the Board's commitment to capital returns. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023. The Board intends to return surplus capital by way of a further buyback programme given the amount of surplus capital, the growth in ordinary dividends and the flexibility that a buyback programme offers. Based on the total ordinary dividend and the intended ordinary share buyback the total capital return in respect of 2022 will be up to £3.6 billion.

Segmental analysis – underlying basis[A]

2022	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m
Underlying net interest income	9,774	3,447	(101)	52	13,172
Underlying other income	1,731	1,565	1,576	377	5,249
Operating lease depreciation	(368)	(5)	–	–	(373)
Net income	**11,137**	**5,007**	**1,475**	**429**	**18,048**
Operating costs	(5,175)	(2,496)	(1,042)	(122)	(8,835)
Remediation	(92)	(133)	(30)	–	(255)
Total costs	**(5,267)**	**(2,629)**	**(1,072)**	**(122)**	**(9,090)**
Underlying profit before impairment	**5,870**	**2,378**	**403**	**307**	**8,958**
Underlying impairment (charge) credit	(1,373)	(517)	(12)	392	(1,510)
Underlying profit	**4,497**	**1,861**	**391**	**699**	**7,448**
Banking net interest margin[A]	2.76%	3.93%			2.94%
Average interest-earning banking assets[A]	£362.0bn	£90.0bn	–	–	£452.0bn
Asset quality ratio[A]	0.38%	0.52%			0.32%
Loans and advances to customers	£364.2bn	£93.7bn	–	(£3.0bn)	£454.9bn
Customer deposits	£310.8bn	£163.8bn	–	£0.7bn	£475.3bn
Risk-weighted assets	£111.7bn	£74.3bn	£0.1bn	£24.8bn	£210.9bn

2021	Retail[1] £m	Commercial Banking[1] £m	Insurance, Pensions and Investments[1] £m	Equity Investments and Central Items £m	Group £m
Underlying net interest income[2]	8,577	2,602	(103)	87	11,163
Underlying other income	1,597	1,442	1,406	615	5,060
Operating lease depreciation	(442)	(18)	–	–	(460)
Net income	9,732	4,026	1,303	702	15,763
Operating costs[3]	(4,988)	(2,288)	(899)	(137)	(8,312)
Remediation	(360)	(830)	(123)	13	(1,300)
Total costs	(5,348)	(3,118)	(1,022)	(124)	(9,612)
Underlying profit before impairment	4,384	908	281	578	6,151
Underlying impairment credit[3]	447	936	–	2	1,385
Underlying profit	4,831	1,844	281	580	7,536
Banking net interest margin[A,2]	2.50%	2.96%			2.54%
Average interest-earning banking assets[A,2]	£353.4bn	£91.2bn	–	–	£444.6bn
Asset quality ratio[A,3]	(0.13)%	(0.98)%			(0.31)%
Loans and advances to customers	£356.3bn	£92.5bn	–	(£0.2bn)	£448.6bn
Customer deposits	£308.4bn	£167.5bn	–	£0.4bn	£476.3bn
Risk-weighted assets	£96.4bn	£72.7bn	£0.1bn	£26.8bn	£196.0bn

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2   During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis. Total Group figures are unaffected by these changes.
3   2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers' financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in strategic priority areas, alongside increasing use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

Strategic progress

- UK's largest digital bank, with 19.8 million digitally active users and customers logging in over 5 billion times during 2022, up 15 per cent on prior year

- Market-leading apps rated ahead of competitors in 2022[1]. Record mobile app releases, including enhanced in-app and chat integrated search functionality used over 19 million times by customers

- Acquisition of Tusker, a vehicle management and leasing company focused on electric and low emissions vehicles, further developing the Group's Motor business and aligned to its sustainability ambitions

- Tailored mass affluent banking products launched across current accounts and credit cards

- Continued net open mortgage book growth of £6.3 billion and £14.3 billion lending to first time buyers

- Proactively contacted customers to offer support due to the rising cost of living, including mortgage customers on standard variable rates who could benefit from a product transfer

- Over 5,000 daily visits[2] to the Cost of Living Support Hub. In excess of 5 million customers have registered for the Group's credit checking tool, Your Credit Score. In the year 147,000 customers[3] have moved out of persistent debt (2021: 128,000)

- £3.5 billion of green mortgage lending[4], on track to meet 2024 target. Home retrofit partnership created with Octopus Energy and over 1 million visits to online Home Ecosystem

- £2.1 billion financing and leasing for battery electric and plug-in hybrid vehicles, on track to meet 2024 target with over 70 per cent of deliveries in the year by Lex being battery electric or plug-in hybrid cars

Financial performance

- Underlying net interest income 14 per cent higher, benefitting from the rising rate environment in liabilities and higher unsecured lending balances, partly offset by mortgage margin compression

- Underlying other income 8 per cent higher from improved levels of customer activity across current accounts and credit cards. Operating lease depreciation decreased 17 per cent, due to the continued strength of used car prices given industry-wide supply constraints in the new car market

- Operating costs 4 per cent higher reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives. Remediation charges, relating to pre-existing programmes, decreased to £92 million

- Underlying impairment charge £1,373 million. Portfolio remains resilient with a modest trend towards normalising credit performance during the second half. Updated economic scenarios, including inflation and interest rate pressures, have contributed to an increased charge (compared to a credit in the prior year)

- Customer lending increased 2 per cent in the period with continued net open mortgage book growth of £6.3 billion and growth across credit cards and loans, partially offset by the continued run off of the closed mortgage book

- Customer deposits increased 1 per cent in the period. Overall balances are resilient, in the context of cost of living impacts on customers and increased competition, with current account balances up by 2 per cent

- Risk-weighted assets up 16 per cent in the period, driven by regulatory changes on 1 January 2022. Excluding these changes, risk-weighted assets are lower, benefitting from optimisation activity and strong underlying credit performance

---

1   Across Google Play and App Store, out of 36,000 written reviews, 76 per cent of customers rated the Group's apps 5-star (84 per cent 4-star and above).
2   Refers to average daily visits since launch in July 2022.
3   Data is 11 months to 30 November 2022. Comparator is 11 months to 30 November 2021.
4   As at 30 September 2022.

Retail performance summary[A]

	2022 £m	2021[1] £m	Change %
Underlying net interest income[2]	**9,774**	8,577	14
Underlying other income	**1,731**	1,597	8
Operating lease depreciation	**(368)**	(442)	17
Net income	**11,137**	9,732	14
Operating costs[3]	**(5,175)**	(4,988)	(4)
Remediation	**(92)**	(360)	74
Total costs	**(5,267)**	(5,348)	2
Underlying profit before impairment	**5,870**	4,384	34
Underlying impairment (charge) credit[3]	**(1,373)**	447	
Underlying profit	**4,497**	4,831	(7)
Banking net interest margin[A,2]	**2.76%**	2.50%	26bp
Average interest-earning banking assets[A]	**£362.0bn**	£353.4bn	2
Asset quality ratio[A,3]	**0.38%**	(0.13)%	

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2 During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn	Change %
Open mortgage book	**299.6**	293.3	2
Closed mortgage book	**11.6**	14.2	(18)
Credit cards[1]	**14.3**	13.8	4
UK unsecured loans	**8.7**	8.1	7
UK Motor Finance	**14.3**	14.0	2
Overdrafts	**1.0**	1.0	
Wealth	**0.9**	1.0	(10)
Other[2]	**13.8**	10.9	27
Loans and advances to customers	**364.2**	356.3	2
Operating lease assets	**4.8**	4.1	17
Total customer assets	**369.0**	360.4	2
Current accounts	**114.0**	111.5	2
Relationship savings	**166.3**	164.5	1
Tactical savings	**16.1**	16.8	(4)
Wealth	**14.4**	15.6	(8)
Customer deposits	**310.8**	308.4	1
Risk-weighted assets	**111.7**	96.4	16

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2 Primarily Europe.

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Commercial Banking

Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first Business model and expanded client propositions, generating diversified capital efficient growth and supporting customers on their transition to net zero.

Strategic progress

- Proactively contacted more than 550,000 customers to offer support in maintaining financial resilience through the cost of living challenges; driven by analytically led client engagement utilising financial wellbeing tools

- Digitising business and transforming customer journeys; strengthening invoice finance proposition through a strategic fintech partnership which will deliver the first end-to-end digital single platform solution offered by a UK bank

- Exceeded full year target of 20 per cent growth in new merchant services clients, with strong foundations for growth as the Group continues to invest in products and digital onboarding capabilities

- Delivered c.£8 billion[1] of Corporate and Institutional green and sustainable financing in 2022, demonstrating significant progress towards the £15 billion commitment by the end of 2024. Supported purpose-driven growth within loan origination and businesses transitioning to net zero

- Increased the number and scale of commodity hedging solution trades to help clients manage their exposure to highly volatile energy markets, including the launch of carbon emission allowance transactions[2]

- Strengthened originate to distribute capability, including entering into our first strategic co-investment partnership to support clients' long term needs and increase balance sheet efficiency for the Group

- Upgraded rates digital product offering and foreign exchange pricing in addition to delivering the first phase of the new foreign exchange platform

- Enhancing cash management capabilities in the Islands business, onboarding to the new platform with leading API functionality

- Developing data-driven insights including launch of Lloyds Bank Market Intelligence, a product leveraging the Group's data and customer transactions to support clients' strategic goals

Financial performance

- Underlying net interest income increased 32 per cent to £3,447 million, reflecting the higher rate environment and strong portfolio management across both assets and liabilities

- Underlying other income of £1,565 million, up 9 per cent on the prior year, driven by higher financial markets activity and strong performance in transactional banking, partly offset by lower levels of corporate financing activity

- Operating costs 9 per cent higher, reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives

- Remediation charges of £133 million, including a charge related to HBOS Reading in the fourth quarter

- Underlying impairment charge of £517 million (compared to a credit in the prior year) driven by the revised macroeconomic outlook and a further material charge on a pre-existing single case; the portfolio performance remains strong, with only modest evidence of deterioration observed in the fourth quarter

- Customer lending 1 per cent higher at £93.7 billion due to attractive growth opportunities and foreign exchange movements in the Corporate and Institutional portfolio, partly offset by net repayments within Small and Medium Businesses including government-backed lending

- Customer deposits decreased to £163.8 billion, reflecting pricing decisions based on Group liquidity requirements

- Risk-weighted assets increased 2 per cent to £74.3 billion, driven by the impact of regulatory changes on 1 January 2022, capital accretive balance sheet growth and foreign exchange movements, partly offset by ongoing optimisation

---

1   Includes the clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.

2   Under the UK Emissions Trading Scheme.

Commercial Banking performance summary[A]

	2022 £m	2021[1] £m	Change %
Underlying net interest income[2]	3,447	2,602	32
Underlying other income	1,565	1,442	9
Operating lease depreciation	(5)	(18)	72
Net income	5,007	4,026	24
Operating costs[3]	(2,496)	(2,288)	(9)
Remediation	(133)	(830)	84
Total costs	(2,629)	(3,118)	16
Underlying profit before impairment	2,378	908	
Underlying impairment (charge) credit[3]	(517)	936	
Underlying profit	1,861	1,844	1
Banking net interest margin[A,2]	3.93%	2.96%	97bp
Average interest-earning banking assets[A]	£90.0bn	£91.2bn	(1)
Asset quality ratio[A,3]	0.52%	(0.98%)	

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking; comparatives have been presented on a consistent basis.
2 During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

	At 31 Dec 2022 £bn	At 31 Dec 2021[1] £bn	Change %
Small and Medium Businesses	37.7	42.5	(11)
Corporate and Institutional Banking	56.0	50.0	12
Loans and advances to customers	93.7	92.5	1
Customer deposits	163.8	167.5	(2)
Risk-weighted assets	74.3	72.7	2

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking; comparatives have been presented on a consistent basis.

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Insurance, Pensions and Investments

Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £197 billion (excluding Wealth) and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, including investment propositions to support the Group's mass affluent strategy, innovating intermediary propositions through the Cavendish Online acquisition and Embark, and accelerating the transition to a low carbon economy.

Strategic progress

- Growth in investment and retirement business, with over £8 billion net new open book money[1] in the period, despite difficult market conditions. Open book AuA of £146 billion (23 per cent growth), including Embark

- Workplace Pensions business saw a 12 per cent increase in total regular contributions to pensions administered, with £6.2 billion net AuA flows and 16 per cent AuA share as at 31 December 2022

- Direct to consumer ready-made investment offering now launched into the mobile banking apps, leveraging capability acquired with Embark and supporting the development of the Group's new mass affluent proposition

- On track to meet the target of between £20 billion and £25 billion invested in climate-aware investment strategies through Scottish Widows by 2025, with £12 billion invested in 2022 in line with the Climate Action Plan

- Deployed new features and enhancements to Individual Annuity products, including increasing the maximum age on Open Market products and introducing Value Protection, supporting the target of maintaining 15 per cent market share

- Progress towards the goal of being a top three protection provider by 2025, acquiring Cavendish Online and protecting over 25,000 families (up c.50 per cent) through the Group's direct channels. Grew market share c.1 percentage point[2]

- Investing in the General Insurance business to digitise customer claims and servicing journeys and expand the Group's brand presence through MBNA. Supporting profitable growth in the long term through improved customer experience

- Migrated c.3.5 million policies to strategic platforms, and decommissioned over 40 legacy applications. Added drawdown functionality to core pension products, enhancing the experience for customers when they reach retirement

- Scottish Widows awarded five stars in the Financial Service Awards across Insurance, Pensions and Investments for the seventh year in a row

Financial performance

- Strong net income growth (13 per cent) with increased new business and £348 million assumption changes, reflecting improved persistency and updated longevity assumptions, though General Insurance net income decreased

- Life, Pensions and Investments (LP&I) new business income increased by £109 million (34 per cent), with underlying volumes up 8 per cent

- Inclusion of Embark contributes £45 million net income since acquisition, with estimated £3 billion sales volumes

- Strengthened the Workplace proposition, with £44 million growth in new business income

- Investment in the annuity business supporting 78 per cent new business income growth (£62 million) and £967 million bulk annuities sales

- Continued to grow the Protection offering, with new business income up 31 per cent

- General Insurance income net of claims decreased £167 million, with £108 million severe weather related claims (including £52 million from the adverse weather in December) and a reduction in sales volumes, driven by market challenges as insurers have reacted to pricing reforms

- Stockbroking income increased 25 per cent to £50 million with interest income benefitting from rate rises

- Operating costs increased by £143 million (16 per cent) reflecting higher planned strategic investment costs, the rebuilding of variable pay and the inclusion of Embark

- Underlying profit increased by £110 million to £391 million, including a benefit from a reduction in remediation costs

Insurance capital and liquidity

- Strong capital position supported a final dividend of £100 million paid to Lloyds Banking Group (following £300 million in July 2022), with an estimated Insurance Solvency II ratio of 163 per cent (159 per cent after proposed dividend)

- Credit asset portfolio remains strong, rated 'A –' on average, well diversified, with less than 1 per cent of assets backing annuities being sub investment grade or unrated. Strong liquidity position with c.£3.5 billion cash and cash like assets

---

1   Excludes market movements and Embark assets transferred on acquisition; includes post acquisition Embark net flows.
2   ABI data for nine months ended 30 September 2022.

Insurance, Pensions and Investments performance summary[A]

	2022 £m	2021[1] £m	Change %
Underlying net interest income[2]	**(101)**	(103)	2
Underlying other income	**1,576**	1,406	12
Net income	**1,475**	1,303	13
Operating costs[3]	**(1,042)**	(899)	(16)
Remediation	**(30)**	(123)	76
Total costs	**(1,072)**	(1,022)	(5)
Underlying profit before impairment	**403**	281	43
Underlying impairment charge[3]	**(12)**	–	
Underlying profit	**391**	281	39
Life and pensions sales (PVNBP)[4]	**21,687**	17,289	25
General insurance underwritten new gross written premiums	**55**	87	(37)
General insurance underwritten total gross written premiums	**486**	655	(26)
General insurance combined ratio[5]	**113%**	101%	12pp

	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn	Change %
Insurance Solvency II ratio (pre-dividend)[6]	**163%**	191%	(28)pp
Total customer assets under administration[1]	**197.3**	179.2	10

1 Reflects the new organisation structure, with Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2 During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.
4 Present value of new business premiums.
5 General insurance combined ratio for 2022 includes £108 million relating to event weather claims (storm, subsidence and freeze) (2021: £11 million). 2021 also includes the £91 million regulatory fine relating to the way the Group historically communicated with home insurance customers regarding their renewals. Excluding these items and reserve releases the ratio was 94 per cent (2021: 87 per cent).
6 Equivalent estimated regulatory view of ratio (including With Profits funds and post-dividend) was 152 per cent (31 December 2021: 169 per cent).

Income by product group

	2022			2021		
	New business £m	Existing business £m	Total £m	New business £m	Existing business £m	Total £m
Workplace, planning and retirement	**240**	**130**	**370**	201	110	311
Individual and bulk annuities	**141**	**101**	**242**	79	83	162
Protection	**42**	**22**	**64**	32	20	52
Longstanding	**9**	**303**	**312**	11	286	297
Total LP&I	**432**	**556**	**988**	323	499	822
Life and pensions experience and other items			**279**			161
General insurance			**113**			280
Embark			**45**			
Stockbroking			**50**			40
Net income			**1,475**			1,303

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Governance

Risk management

Financial statements

Other information

Insurance, Pensions and Investments continued

Volatility arising in the insurance business

Volatility included in the Group's statutory results before tax comprises the following:

	2022 £m	2021 £m
Insurance volatility	(735)	503
Policyholder interests volatility	236	366
Total volatility	**(499)**	869
Insurance equity hedging arrangements	351	(592)
Total	**(148)**	277

The Group's insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and the investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division's results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements during 2022 were largely driven by significant increases in interest rates, equity falls and bond spreads widening, offset to some extent by inflation increases (net of inflation hedging). Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by managing the impacts on both capital and earnings volatility, though the extent to which these bases are hedged needs to be balanced. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.

Changes in insurance assumptions and methodology

The following impacts from assumption changes are included within Insurance, Pensions and Investments underlying other income.

	2022 £m	2021 £m
Persistency	229	(15)
Mortality, longevity and morbidity	112	149
Expense assumptions	9	(94)
Other	(2)	3
Total assumption changes	**348**	43
Methodology changes	–	68
Total assumption and methodology changes	**348**	111

Key life and pensions assumptions and methodologies are formally updated through the annual basis review in the fourth quarter of each year. However, assumptions are monitored throughout the year and are updated at half-year where there is a compelling reason to do so.

The current period assumptions and methodology changes impact of £348 million, includes a benefit from updating to the latest industry longevity assumptions and a significant improvement in persistency assumptions (including benefit from adding drawdown functionality to the Group's core pension products).

Implementation of IFRS 17

IFRS 17 is an accounting standard that changes the way profit is recognised for insurance contracts. Rather than recognise the expected profit for an insurance contract at its inception, IFRS 17 requires that the expected profit for providing insurance contract services is recognised over the period insurance contract services are provided. The profit is calculated based on discounted best estimate cash flows and an associated risk adjustment and is recognised by the creation of a contractual service margin (CSM) on the balance sheet, which is released to the income statement over the contract period. As a result, both new business profit, which is currently recognised in other income at the outset of the contract, and the impact of certain assumption changes, which is recognised in other income at the time the assumption is changed, will be recognised in the CSM and subsequently released to the income statement over the period of contractual service under IFRS 17. Existing business will continue to be recognised in the income statement over the period of the contract. Losses on groups of onerous contracts and recoveries of such losses, to the extent they are covered by reinsurance contracts held, are recognised in the income statement immediately. The Group will continue to recognise market volatility outside of underlying profit.

Whilst IFRS 17 impacts the timing of profit recognition for insurance contracts, it will have no impact on the total profit recognised over the lifetime of these contracts, Group capital or capital generation, the economic value of the insurance business or its capital position. The new standard is not expected to impact the ability of the Insurance business to pay dividends within the Group structure, which will continue to be driven by the Solvency II position.

The Group has adopted IFRS 17 from 1 January 2023 and as required by the standard, will restate its total equity at 1 January 2022 and its income statement for 2022. The Group's total equity under IFRS 17 at 1 January 2022 was £51.3 billion, approximately £1.9 billion lower than under IFRS 4. The reduction in equity is driven by the derecognition of the value in-force asset and the move to best estimate of contract liabilities, the creation of the new CSM liability (approximately £1.9 billion, net of reinsurance) and the establishment of the risk adjustment (approximately £1.5 billion, net of reinsurance).

During 2022, on the current IFRS 4 accounting basis, Insurance contributed £1,576 million to the Group's underlying other income, including new business income of £432 million and net gains arising from assumption changes of £348 million, both of which will be largely deferred to the CSM. Including these items, of the total 2022 reported underlying other income in Insurance, Pensions and Investments of £1,576 million, c.£1,300 million will be subject to a revised treatment under IFRS 17.

Under IFRS 17, income arising from insurance contracts will primarily be recognised through the release of the CSM and the risk adjustment (for non-financial risks such as mortality and persistency), rather than separately for new business and existing business. The Group estimates that c.£300 million of the CSM and risk adjustment, gross of reinsurance, held at 1 January 2022 would have been released to the income statement during 2022 on both a statutory and underlying basis.

During 2022, the Group added a drawdown feature to its existing long-standing and workplace pension business as a significant customer enhancement. This is a contract modification that results in a substantially different contract boundary. IFRS 17 requires that the contracts and their associated CSM (approximately £0.4 billion) at the time of the modification are derecognised and the modified contracts together with a new CSM (approximately £1.7 billion) are recognised as if they were new contracts. These contract modifications in 2022 are estimated to increase the CSM by approximately £1.3 billion and will result in the Group recognising a charge to its 2022 restated income statement of approximately £1.3 billion. While there may be contract modifications in the future, they are unlikely to be of this materiality. Given the scale of this modification and its impact on the 2022 income statement, it will be recognised outside of underlying profit. The release of the new CSM following modification will be disclosed in the insurance service result given the expected materiality of the annual release to the income statement. The Group will undertake further work during the first quarter of 2023 to finalise the financial impact of the contract modification and does not expect the final impact on equity at 31 December 2022 to differ materially from this estimate. This contract modification does not affect the capital position of the insurance business or the Group. Further information is given in note 55.

Under IFRS 17, the Group's reported results will continue to be impacted by market and economic factors, albeit the treatment and basis of estimation of certain items is being modified. Under IFRS 4, both the volatility relating to the Group's unit-linked business and policyholder interests volatility on the value in-force asset (VIF) are recognised in the income statement immediately. Under IFRS 17, the volatility relating to the unit-linked business will be recognised in the CSM and released to the income statement in subsequent years except where the Group has applied the risk mitigation option. In addition, policyholder interests volatility on the VIF will not exist under IFRS 17. The removal of these two components together are estimated to adversely impact volatility by c.£0.4 billion in the 2022 income statement restated for IFRS 17 versus IFRS 4. The consequent increased adverse volatility which remains in the income statement under IFRS 17 reflects the significant market volatility seen in 2022.

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Financial results

Governance

Risk management

Financial statements

Other information

Equity Investments and Central Items

	2022 £m	2021 £m	Change %
Net income	**429**	702	(39)
Operating costs[1]	**(122)**	(137)	11
Remediation	**–**	13	
Total costs	**(122)**	(124)	2
Underlying profit before impairment	**307**	578	(47)
Underlying impairment credit	**392**	2	
Underlying profit	**699**	580	21

1 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Equity Investments and Central Items contains the Group's equity investments businesses, including Lloyds Development Capital (LDC) and the Group's share of the Business Growth Fund (BGF), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group's distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

During 2022, the Group's equity investment businesses contributed net income of £419 million compared to £573 million in 2021. This is lower given the above run rate gains in LDC in 2021 and charges of c.£40 million in relation to the BGF in 2022. During 2022 LDC has continued to deliver strong investment performance. The business continues to build its investment portfolio with attractive returns and opportunities to further integrate with the Group offering.

Underlying impairment for the period was a credit of £392 million compared to £2 million in 2021, relating to the full release of the ECL central adjustment held at the end of 2021 (31 December 2021: £400 million). This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.

Other financial information

Number of employees (full-time equivalent)

	At 31 Dec 2022	At 31 Dec 2021
Retail[1]	**30,208**	30,235
Commercial Banking[1]	**8,671**	8,554
Insurance, Pensions and Investments[1]	**3,999**	4,026
Group functions and services[1]	**17,699**	16,290
	60,577	59,105
Agency staff	**(1,223)**	(1,150)
Total number of employees	**59,354**	57,955

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Post-tax return on average assets

	2022 %	2021 %
Post-tax return on average assets	**0.62**	0.67

Share buyback in respect of 2021 results

During 2022, the Group completed a £2 billion share buyback programme, in respect of 2021 results, with c.4.5 billion shares purchased at an average price of 44.16 pence per share. Through a reduction in the weighted average number of ordinary shares in issue, share buybacks have the effect of increasing earnings per share and, depending on the average price paid per share, can either increase or decrease the tangible net assets per share. The 2022 share buyback had the effect of increasing the earnings per share by 0.3 pence and increasing the tangible net assets per share by 0.5 pence.

Alternative performance measures

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

- Restructuring costs relating to merger, acquisition and integration activities

- Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

As announced at the 2021 full-year, in the first quarter of 2022 the Group adopted a new basis for cost reporting, including all restructuring costs, with the exception of merger, acquisition and integration costs, within operating costs. Non lending-related fraud costs, previously included within underlying impairment, are also now reported as part of operating costs. This has not impacted the statutory impairment charge. Comparatives have been presented on a consistent basis.

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on **page 163**. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances.

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio	The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book
Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the profitability of the banking business
Business-as-usual costs	Total operating costs less strategic investment and new businesses, including Embark and Citra Living
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge
Economic profit	Statutory profit after tax adjusted to apply a charge for equity utilisation and to remove non-controlling interests. This measure is used as one of the Group's key performance indicators and is useful in assessing the Group's profitability whilst factoring in the cost of equity
Loan to deposit ratio	Loans and advances to customers divided by customer deposits
Operating costs	Operating expenses adjusted to remove the impact of remediation, restructuring costs, operating lease depreciation, the amortisation of purchased intangibles, the insurance gross up and other statutory items
Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter period and the impact of the announced ordinary share buyback programme. December 2021 pro forma CET1 ratios include the impact of the share buyback programme in respect of 2021, announced in February 2022
Return on tangible equity	Profit attributable to ordinary shareholders, divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance
Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value
Underlying profit before impairment	Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge
Underlying profit	Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management

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Governance

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Other information

Reconciliation between statutory and underlying basis financial information

2022	Statutory basis £m	Removal of: Volatility and other items[1,2] £m	Removal of: Insurance gross up[3] £m	Underlying basis[A] £m	
Net interest income	13,957	226	(1,011)	13,172	Underlying net interest income
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,252	120	877	5,249	Underlying other income
		(373)	–	(373)	Operating lease depreciation
Total income, net of insurance claims and changes in insurance and investment contract liabilities	18,209	(27)	(134)	18,048	**Net income**
Operating expenses[4]	(9,759)	535	134	(9,090)	Total costs[4]
Impairment charge	(1,522)	12	–	(1,510)	Underlying impairment charge
Profit before tax	**6,928**	**520**	**–**	**7,448**	**Underlying profit**
2021					
Net interest income	9,366	255	1,542	11,163	Underlying net interest income
Other income, net of insurance claims and changes in insurance and investment contract liabilities	6,958	(139)	(1,759)	5,060	Underlying other income
		(460)	–	(460)	Operating lease depreciation
Total income, net of insurance claims and changes in insurance and investment contract liabilities	16,324	(344)	(217)	15,763	**Net income**
Operating expenses[4]	(10,800)	971	217	(9,612)	Total costs[4,5]
Impairment credit	1,378	7	–	1,385	Underlying impairment credit[5]
Profit before tax	**6,902**	**634**	**–**	**7,536**	**Underlying profit**

1 In the year ended 31 December 2022 this comprised the effects of market volatility and asset sales (loss of £252 million); the amortisation of purchased intangibles (loss of £70 million); restructuring costs (loss of £80 million); and fair value unwind (loss of £118 million).

2 In the year ended 31 December 2021 this comprised the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (loss of £70 million); restructuring costs (loss of £452 million); and fair value unwind (loss of £199 million).

3 The Group's insurance businesses' income statements include income and expense attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon profit attributable to equity shareholders and, to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4 Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

5 2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Asset quality ratio[A]

	2022	2021
Underlying impairment (charge) credit (£m)	**(1,510)**	1,385
Remove non-customer underlying impairment (£m)	**27**	(7)
Underlying customer related impairment (charge) credit (£m) (a)	**(1,483)**	1,378
Loans and advances to customers (£bn)	**454.9**	448.6
Add back expected credit loss allowance (drawn) (£bn)	**4.5**	3.8
Add back acquisition related fair value adjustments (£bn)	**0.4**	0.4
Underlying gross loans and advances to customers (£bn)	**459.8**	452.8
Averaging (£bn)	**(2.9)**	(2.4)
Average underlying gross loans and advances to customers (£bn) (b)	**456.9**	450.4
Asset quality ratio[A] = (a) / (b)	**0.32%**	(0.31%)

Banking net interest margin[A]

	2022	2021
Underlying net interest income (£m)	**13,172**	11,163
Remove non-banking underlying net interest expense (£m)	**111**	108
Banking underlying net interest income (£m) (a)	**13,283**	11,271
Underlying gross loans and advances to customers (£bn)	**459.8**	452.8
Adjustment for non-banking and other items:		
Fee-based loans and advances (£bn)	**(8.4)**	(5.1)
Other (£bn)	**5.0**	1.3
Interest-earning banking assets (£bn)	**456.4**	449.0
Averaging (£bn)	**(4.4)**	(4.4)
Average interest-earning banking assets[A] (£bn) (b)	**452.0**	444.6
Banking net interest margin[A] (%) = (a) / (b)	**2.94**	2.54

Cost:income ratio[A]

	2022 £m	2021 £m
Total costs (a)	**9,090**	9,612
Net income (b)	**18,048**	15,763
Cost:income ratio[A] = (a) / (b)	**50.4%**	61.0%

Economic profit[A]

	2022 £m	2021 £m
Statutory profit after tax	**5,555**	5,885
Remove equity utilisation charge	**(2,677)**	(2,721)
Remove non-controlling interests	**(96)**	(101)
Economic profit[A]	**2,782**	3,063

Loan to deposit ratio[A]

	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn
Loans and advances to customers (a)	**454.9**	448.6
Customer deposits (b)	**475.3**	476.3
Loan to deposit ratio[A] = (a) / (b)	**96%**	94%

Operating costs[A]

	2022 £m	2021 £m
Operating expenses	**9,759**	10,800
Adjustment for:		
Remediation	**(255)**	(1,300)
Restructuring[1]	**(80)**	(452)
Operating lease depreciation	**(373)**	(460)
Amortisation of purchased intangibles	**(70)**	(70)
Insurance gross up	**(134)**	(217)
Other statutory items[1]	**(12)**	11
Operating costs[A,1]	**8,835**	8,312
Remove costs related to strategic initiatives and news businesses	**(489)**	–
Business-as-usual costs[A]	**8,346**	8,312

1   2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page 67.

Alternative performance measures continued

Pro forma CET1 ratio[A]

	At 31 Dec 2022 %	At 31 Dec 2021 %
CET1 ratio	15.1	17.3
Insurance dividend and share buyback accrual[1]	(1.0)	(1.0)
Pro forma CET1 ratio[A]	**14.1**	16.3

1   Dividend paid up by the Insurance business in the subsequent first quarter period and the impact of the announced ordinary share buyback programme.

Return on tangible equity[A]

	2022	2021
Profit attributable to ordinary shareholders (£m) (a)	**5,021**	5,355
Average shareholders' equity (£bn)	**43.9**	45.2
Average intangible assets (£bn)	**(6.7)**	(6.3)
Average tangible equity (£bn) (b)	**37.2**	38.9
Return on tangible equity (%)[A] = (a) / (b)	**13.5**	13.8

Tangible net assets per share[A]

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Ordinary shareholders' equity	41,980	47,011
Remove goodwill	(2,655)	(2,320)
Remove intangible assets	(4,786)	(4,196)
Remove purchased value of in-force business	(175)	(197)
Other, including deferred tax effects	396	538
Tangible net assets (a)	**34,760**	40,836
Ordinary shares in issue, excluding own shares (b)	**66,944m**	70,996m
Tangible net assets per share[A] = (a) / (b)	**51.9p**	57.5p

Underlying profit before impairment[A]

	2022 £m	2021 £m
Statutory profit before tax	6,928	6,902
Remove impairment charge (credit)	1,522	(1,378)
Remove volatility and other items including restructuring	508	627
Underlying profit before impairment[A]	**8,958**	6,151

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Governance

Supporting SMEs on their net zero journey

64 per cent of SMEs have plans in place to reach net zero by 2050

We are proud to work with smaller businesses around the UK and have developed a range of resources to support their sustainability work, in our **From Now to Net Zero practical guide for SMEs** and our Green Buildings Tool.

Our **From Now to Net Zero practical guide** sets out a five-step journey for SMEs to reach net zero. We followed this in 2022 with the release of our Net Zero Monitor. Almost two thirds, 64 per cent, of SMEs said they had a plan in place to reach net zero by 2050, with only 5 per cent not acting or considering acting on net zero. Our activities with SMEs form part of a range of engagements with our stakeholders in support of our Board commitment to reduce the emissions of the Group by more than 50 per cent by 2030 and achieving net zero by 2050 or sooner.

Chair's introduction
Good corporate governance underpins the Group's ability to support our customers and to meet the needs of our stakeholders



Robin Budenberg
Chair

In February 2022, the Group launched an ambitious new strategy which is aligned to our purpose of Helping Britain Prosper and a primary focus of the Board has been the Group's strategic transformation and operational resilience. During the year, the Board has played a vital governance role overseeing the changes and planning required for the delivery of the new strategy.

Good corporate governance underpins the Group's ability to support our customers and to meet the needs of our stakeholders. As I mentioned in last year's Chair's Statement, there are strong links between governance and fostering a culture that supports long-term sustainable success. This financial year, the Board continued to promote a healthy, values-led culture that delivers the right outcomes for our customers. In line with our customer focus, the Board has overseen the Group's response to the increased cost of living.

The Board recognises that the ongoing societal challenges and macroeconomic uncertainties, including climate change and the rising cost of living, are concerning for many people. Our governance arrangements are designed to enable the Group to respond to external challenges so that we maintain support for our customers during these challenging times and create a more sustainable and inclusive future for people and businesses.

I will now highlight some of the key corporate governance activities that took place during the year.

Board oversight of new strategy
The Board has overseen the changes and planning required for the delivery of the Group's new strategy, together with the finalisation of the formulation of the Group's purpose, strategy, values and key performance indicators. Further details can be found on **page 81**.

Leading on culture
As I mentioned above, the Board has continued to play a lead role in fostering a healthy, values-led culture. Further information on the Board's role in assessing, monitoring and providing oversight of the development of the Group's values-led culture can be found on **pages 84 to 85**.

Inclusion and diversity
Driving inclusion and diversity in the broadest sense throughout all levels of the organisation remains a priority for the Board. I am pleased to report that the representation of women at Board and senior leadership levels continued to increase in 2022 and the Group embedded further its Race Action Plan to drive change. More information on the Board's approach to inclusion and diversity is set out on **page 94**.

Tackling climate change
In line with the Group's commitments as a founding member of the Net-Zero Banking Alliance and following the approval of emissions reduction targets for the Group's own operations in 2021, the Board approved the publication of an emissions reduction target for the Group's supply chains and specific sectoral emissions reduction targets for the Group's financed emissions in many of the most carbon intensive or financially material sectors. Further details can be found on **page 81**.

Consumer Duty
Following publication of the FCA's final rules on Consumer Duty, the Board approved the Group's implementation plan. Amanda Mackenzie, Chair of the Responsible Business Committee, has been appointed as Group Consumer Duty Champion. Further details on the Board's role in overseeing the Group's approach to Consumer Duty can be found on **page 81**.

Board and Committee changes
Scott Wheway joined the Board as a non-executive director and a member of the Nomination and Governance Committee and the Board Risk Committee on 1 August 2022. Scott became Chair of Scottish Widows Group on 12 September 2022. Cathy Turner also joined the Board as a non-executive director and a member of the Remuneration Committee on 1 November 2022.

Stuart Sinclair retired as a non-executive director at the Company's Annual General Meeting in May 2022. Stuart made a significant contribution to the Board and left with our sincere thanks and best wishes. Full details of the Board and Committee changes during 2022 are set out on **page 92**.

Ring-fencing governance
Although this is Lloyds Banking Group plc's corporate governance report, I would like to thank Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan for their continued and valued contribution as non-executive directors of Lloyds Bank plc and Bank of Scotland plc (the Ring-Fenced Banks), which represent the majority of the Group's banking activities. Further details regarding the Group's ring-fencing arrangements and the critical role these directors play in the Group's overall governance structure are set out on **pages 79 and 86**.

Board evaluation
An external evaluation of the Board's effectiveness was undertaken by Dr Tracy Long of Boardroom Review Limited in 2022. Further information on the findings and process can be found on **page 89**.

Corporate Governance Code
The Company's statement of compliance with the UK Corporate Governance Code 2018 can be found on **page 73**.

Stakeholder engagement
The Board recognises the importance of engaging with all its stakeholders. Meeting the Group's responsibilities and duties to shareholders and the communities we serve is central to our purpose. Further details on how the Board takes account of stakeholder interests are set out on **pages 82 to 83**.

Robin Budenberg

▶

Robin Budenberg
Chair

UK Corporate Governance Code

Compliance statement

The UK Corporate Governance Code 2018 (the Code) applied to the financial year ended 31 December 2022. The Code is available at **www.frc.org.uk**.

The directors' report is set out in a way that helps shareholders and investors to evaluate how the Company has applied the principles and complied with the provisions of the Code during 2022. The table below signposts the most relevant parts of the Annual Report, in particular where supporting information is not in the directors' report.

The Company confirms that it applied the principles and complied with all the provisions of the Code throughout 2022. An externally facilitated evaluation of the Board took place in 2022 and further information on the findings and process is on **page 89**.

Principles of the Code	▼

1. Board leadership and company purpose (pages 78 to 86)

	Page(s)
Chair's introduction	**72**
Our Board	**74 to 75**
Purpose, values and strategy	**2 to 31 and 81**
Culture	**11, 15 and 84 to 85**
Board stakeholder engagement and decision-making	**10 to 11 and 82 to 83**
Key performance indicators and strategic performance	**32 to 37**
Risk assessment	**38 to 44**
Risk management	**139 to 195**
Rewarding our workforce	**105 to 133**

2. Division of responsibilities (page 87)

Our Board and governance structure	**78**
Independence and time commitments	**93**
Committee reports	**92 to 106 and 123**
Board and Committee meeting attendance	**79**

3. Composition, succession and evaluation (pages 88 to 90)

Our Board	**74 to 75**
Our Board and governance structure	**78**
Board and Committee meeting attendance	**79**
Nomination and Governance Committee report	**92 to 94**

4. Audit, risk and internal control (page 91)

Audit Committee report	**95 to 98**
Statement of directors' responsibilities	**137**
Risk management	**139 to 195**
Principal risks and emerging risks	**39 to 43**
Board Risk Committee report	**99 to 103**
Going concern	**44**
Viability report	**44**

5. Remuneration

Directors' remuneration report	**105 to 133**

Corporate governance headlines at a glance	▼

Returns of capital

2.40p

Ordinary dividend per share for the financial year ended 31 December 2022 including interim and final dividend; in addition, a £2 billion share buyback programme commenced in February 2022 and completed in October 2022.

Board tenure[1]



1.	0–2 years	4
2.	2–4 years	4
3.	4–6 years	2
4.	6–8 years	0
5.	8–9 years	1

1 As at 31 December 2022.

Independence of the Board[2] (excluding the Chair)



1.	Independent	8
2.	Executive	2

2 Board members as at 31 December 2022 and remains correct as at the date of publication of the Annual Report.

Board ethnic diversity[3]
Number (%)



Met the Parker Review target and new FCA Listing Rule for at least one board member from a Black, Asian or Minority Ethnic background throughout the year[1]

1.	White	9 (82%)
2.	Black, Asian or Minority Ethnic	2 (18%)

3 Board members as at 31 December 2022 and remains correct as at the date of publication of the Annual Report.

Board gender diversity[4]
Women (%)



2022	45
2021	40
2020	33
2019	31
2018	25

Met the FTSE Women Leaders Review and new FCA Listing Rule target of at least 40% of the board being women[5]

4 As at 31 December of the relevant year. The percentage for 2022 remains correct as at the date of publication of the Annual Report.

5 Please refer to **page 93** in relation to the target referred to in the FTSE Women Leaders Review and the new FCA Listing Rule that at least one senior board position (Chair, Chief Executive, Senior Independent Director or Chief Financial Officer) should be held by a woman.

Our Board
Establishing our purpose, values and strategy

Each of the directors of Lloyds Banking Group plc is also a director of Lloyds Bank plc and Bank of Scotland plc (the Ring-Fenced Banks). The boards of the Ring-Fenced Banks have three additional non-executive directors: Nigel Hinshelwood (Senior Independent Director), Sarah Bentley and Brendan Gilligan. Read their biographies and about the Ring-Fenced Banks on **pages 79 and 86**.

Stuart Sinclair was a non-executive director of Lloyds Banking Group plc during 2022 until his retirement on 12 May 2022.



▶ **Robin Budenberg CBE**
Chair

Appointed: October 2020 (Board), January 2021 (Chair)
Skills, experience and contribution:
- Extensive financial services and investment banking experience
- Strong governance and strategic advisory skills to companies and government
- Regulatory, public policy and stakeholder management experience

Robin spent 25 years advising UK companies and the UK Government while working for S.G.Warburg/UBS Investment Bank and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government's investments in UK banks following the 2008 financial crisis. He was awarded a CBE in 2015 for services to the taxpayer and the economy and is a qualified Chartered Accountant.
External appointments:
Chairman of The Crown Estate.



▶ **Alan Dickinson**
Deputy Chair and Senior Independent Director

Appointed: September 2014 (Board), December 2019 (Senior Independent Director), May 2020 (Deputy Chair)
Skills, experience and contribution:
- Highly regarded retail and commercial banker
- Strong strategic, risk management and core banking experience
- Regulatory and public policy experience

Alan has 37 years' experience with the Royal Bank of Scotland, most notably as Chief Executive of RBS UK. Alan was formerly Chairman of Urban&Civic plc and of Brown, Shipley & Co. Limited, a Non-Executive Director and Chairman of the Risk Committee of the Nationwide Building Society and of Willis Limited and a Governor of Motability. Alan is a Fellow of the Chartered Institute of Bankers and the Royal Statistical Society.
External appointments:
Non-Executive Director of the England and Wales Cricket Board.



▶ **Sarah Legg**
Independent non-executive director

Appointed: December 2019
Skills, experience and contribution:
- Strong financial leadership and regulatory reporting skills
- Significant audit and risk experience in financial leadership
- Strong transformation programme experience

Sarah has spent her entire executive career in financial services with almost 30 years at HSBC in finance leadership roles. She was the Group Financial Controller, a Group General Manager and also Chief Financial Officer for HSBC's Asia Pacific region. She also spent eight years as a Non-Executive Director on the board of Hang Seng Bank Limited, a Hong Kong listed bank.
External appointments:
Non-Executive Director of Severn Trent plc, a Trustee of the Lloyds Bank Foundation for England and Wales, Board Member of the Audit Committee Chairs' Independent Forum and Chair of the Campaign Advisory Board, King's College, Cambridge University.



▶ **Lord Lupton CBE**
Independent non-executive director and Chair of Lloyds Bank Corporate Markets plc

Appointed: June 2017 (Board), August 2017 (Chair of Lloyds Bank Corporate Markets plc)
Skills, experience and contribution:
- Extensive international corporate experience, especially in financial markets
- Strong board governance experience, including investor relations
- Regulatory and public policy experience
- Significant experience in strategic planning and implementation

Lord Lupton was Deputy Chairman of Baring Brothers, co-founded the London office of Greenhill & Co. and was Chairman of Greenhill Europe. He is a former Treasurer of the Conservative Party and became a Life Peer in October 2015, serving on the House of Lords Select Committee on Charities.
External appointments:
Senior Advisor to Greenhill Europe, a Trustee of The Lovington Foundation and Chairman of the Board of Visitors of the Ashmolean Museum.



▶ **Amanda Mackenzie LVO OBE**
Independent non-executive director

Appointed: October 2018
Skills, experience and contribution:
- Extensive experience in ESG matters, including responsible business and sustainability
- Considerable customer engagement experience
- Strong digital technology experience
- Significant marketing and brand background

Amanda was Chief Executive of Business in the Community, of which King Charles III is the Royal Founding Patron and which promotes responsible business and corporate responsibility. Prior to that role, she was a member of Aviva's Group Executive for seven years as Chief Marketing and Communications Officer and was seconded to help launch the United Nation's Sustainable Development Goals. She is also a former Director of British Airways AirMiles, BT, Hewlett Packard Inc and British Gas.
External appointments:
Chair of The Queen's Reading Room and trustee of the charity Cumberland Lodge.



▶ **Harmeen Mehta**
Independent non-executive director

Appointed: November 2021
Skills, experience and contribution:
- Over 25 years' experience leading digital innovation and complex transformation
- Experience of building and running technology-led businesses and creating new ventures
- A wealth of international and financial services knowledge having lived in 11 countries and worked across 30 countries in six continents

Harmeen was appointed Chief Digital and Innovation Officer at BT in April 2021. Prior to that role, she spent seven years as Global Chief Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses. Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.
External appointments:
Chief Digital and Innovation Officer at BT and Non-Executive Director at Max Healthcare Institute Ltd.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

A	Audit Committee member
BR	Board Risk Committee member
NG	Nomination and Governance Committee member
Re	Remuneration Committee member
RB	Responsible Business Committee member
(green)	Committee Chair
N	New to the Board in 2022

Committee Chairs and members shown as at 21 February 2023.


N
Re

Cathy Turner
Independent non-executive director

Appointed: November 2022

Skills, experience and contribution:
- Significant executive and non-executive financial services experience
- Knowledge of complex remuneration matters
- Communications expertise with a broad range of stakeholders including investors, regulators, government, media and unions

Cathy has significant financial services experience, having worked in senior executive positions at Barclays plc where her responsibilities, over time, included human resources, executive compensation, investor relations, strategy and brand marketing and at the Group, where she was responsible for the human resources, legal, audit, corporate brand and secretariat functions. Cathy has previously been a Non-Executive Director and Chair of the Remuneration Committee of Aldermore Group plc, Quilter plc and Countrywide plc.

External appointments:
Non-Executive Director and Chair of the Remuneration Committee of each of Rentokil Initial plc and Spectris plc. Partner on a part-time basis at Manchester Square Partners LLP.


N
BR
NG

Scott Wheway
Independent non-executive director and Chair of Scottish Widows Group

Appointed: August 2022 (Board), September 2022 (Chair of Scottish Widows Group)

Skills, experience and contribution:
- Significant financial services board and chair experience
- Extensive knowledge and experience of large-scale banking and insurance businesses
- Track record as a non-executive and executive in customer-centric companies

Scott was appointed Chair of Centrica plc in 2020 where he has served on the board since 2016. Scott was formerly Chair of AXA UK plc, Chair of Aviva Insurance Limited, a Non-Executive Director of Aviva plc and Senior Independent Director of Santander UK plc. He worked as an executive in the retail sector for over 25 years where he held positions including chief executive officer of Best Buy Europe, managing director of Boots the Chemist plc and a number of senior executive positions at Tesco plc.

External appointments:
Chair of Centrica plc.


A
BR
Re

Catherine Woods
Independent non-executive director

Appointed: March 2020

Skills, experience and contribution:
- Extensive executive experience of international financial institutions
- Deep experience of risk and transformation oversight
- Strong focus on culture and corporate governance

Catherine is a former Deputy Chair and Senior Independent Director of AIB Group plc where she also chaired the Board Audit Committee. In her executive career with J.P. Morgan Securities, she was Vice President, European Financial Institutions, Mergers and Acquisitions and Vice President Equity Research Department, forming the European Banks Team.

External appointments:
Non-Executive Director and Deputy Chair of BlackRock Asset Management Ireland Limited.



Charlie Nunn
Executive director and Group Chief Executive

Appointed: August 2021

Skills, experience and contribution:
- Extensive financial services experience including in Chief Executive and other leadership roles
- Strategic planning and implementation
- Extensive experience of digital transformation

Charlie has over 25 years' experience in the financial services sector. Prior to joining the Group, Charlie held a range of leadership positions at HSBC, including Global Chief Executive, Wealth and Personal Banking and Group Head of Wealth Management and Digital, as well as Global Chief Operating Officer of Retail Banking and Wealth Management.

Charlie began his career at Accenture, where he worked for 13 years in the US, France, Switzerland and the UK before being made a Partner. He then moved to McKinsey & Co. as a Senior Partner, leading on projects for five years.

External appointments:
None.



William Chalmers
Executive director and Chief Financial Officer

Appointed: August 2019 (Chief Financial Officer)

Skills, experience and contribution:
- Significant board-level strategic and financial leadership experience
- Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management

William joined the Board in August 2019, when he was appointed Chief Financial Officer and was Interim Group Chief Executive from May 2021 to August 2021.

William has worked in financial services for over 25 years and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for JP Morgan, again in the Financial Institutions Group.

External appointments:
None.



Kate Cheetham
Chief Legal Officer and Company Secretary

Appointed: July 2019

Skills, experience and contribution:
Kate became Group General Counsel (now Chief Legal Officer) in May 2015 and Company Secretary in July 2019. Kate joined the Group in 2005 from Linklaters, where she was a corporate lawyer specialising in mergers and acquisitions transactions. Before her current roles, Kate held a number of senior positions including Deputy Group General Counsel and General Counsel for Group Legal. Kate is a trustee of the Lloyds Bank Foundation for England and Wales.

Group Executive Committee
Delivering our vision and day-to-day management


C

Charlie Nunn
Executive director and Group Chief Executive

Charlie joined the Board as an executive director and Group Chief Executive in August 2021.

Read his biography on **page 75**.


M

William Chalmers
Executive director and Chief Financial Officer

William joined the Board in August 2019 as an executive director and the Chief Financial Officer.

Read his biography on **page 75**.


M

Kate Cheetham
Chief Legal Officer and Company Secretary

Kate became Group General Counsel (now Chief Legal Officer) in May 2015 and Company Secretary in July 2019.

Read her biography on **page 75**.


M

Elyn Corfield
Chief Executive Officer, Business and Commercial Banking

Elyn was appointed in July 2022 as Chief Executive Officer, Business and Commercial Banking, serving all micro, small and medium-sized business customers as they grow and evolve, providing specialist sector propositions and supporting customer needs across all banking products. Prior to her current role, Elyn was the Managing Director, Consumer Finance, responsible for the Group's Consumer and Commercial Credit Card, Unsecured Personal Loan, Motor Finance and Leasing portfolios. Prior to joining the Group in 2017 through the acquisition of MBNA, Elyn was the Chief Financial Officer and prior to that held a number of finance leadership roles at MBNA. Elyn acted as the Group's Ambassador for the North for three years, and has been a Trustee of the MBNA Foundation since 2014.


M

Sharon Doherty
Chief People and Places Officer

Sharon joined the Group in June 2022 as Chief People and Places Officer, with the aim of helping our colleagues play their part in Helping Britain Prosper. Sharon is committed to creating a culture that attracts and inspires the most diverse, agile and committed talent to thrive and grow. Before joining the Group Sharon was Chief People and Places Officer at Finastra, a leading global fintech. Prior to this, she was Vodafone's Global HR Director, Technology where she drove its award-winning diversity and digital work programme. Sharon's career also spans people and leadership roles at Laing O'Rourke, BAA Heathrow's Terminal 5, GE Capital, PwC, Kingfisher and Marks and Spencer. Sharon is an author and champion of democracy, diversity, equity and inclusion across the world.


M

Jo Harris
Chief Executive Officer, Mass Affluent

Jo was appointed Chief Executive Officer, Mass Affluent as well as interim Chief Executive Officer, Consumer Relationships in July 2022. Jo joined the Group in 2014 from RBS, where she worked in a number of different leadership roles. Since joining the Group, Jo has worked in a variety of roles including Managing Director for Business Banking, Group Customer Services, and most recently Managing Director of Lloyds Bank and Bank of Scotland Community Banks. Jo has been a Trustee for the Lloyds Bank Foundation for England and Wales since 2017.


M

Antonio Lorenzo
Chief Executive Officer, Scottish Widows and Chief Executive Officer, Insurance, Pensions and Investments

Antonio joined the Group in 2011 and is currently responsible for the insurance, pensions and investments business. Antonio is also Chairman of Schroders Personal Wealth and a Board member of the Association of British Insurers. Prior to his current role, Antonio led Group Corporate Development, Group Strategy and the former Consumer Finance Division. Antonio also led the IPO and divestment of TSB and reshaped the Group's international presence. Before joining the Group, Antonio was Chief Financial Officer of Santander UK.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

C Group Executive Committee Chair
M Group Executive Committee Member
A Group Executive Committee Attendee


A

Laura Needham
Chief Internal Auditor

Laura joined the Group in September 2022 as Chief Internal Auditor. Before joining the Group, Laura spent 22 years at PwC in a number of roles, predominantly in the UK, but also spent time in Sydney and New York. Laura's expertise is in risk, governance and control and at PwC Laura was both an external audit and internal audit partner working with most major banks in the UK. In her career she has held several people leadership roles, including being the Head of People for PwC's banking audit practice and was the gender balance network sponsor. Laura is passionate about talent development, diversity and inclusion and has led on cultural change programmes to improve employee engagement.


M

David Oldfield
Interim Group Chief Operating Officer

David was appointed as Interim Group Chief Operating Officer from January 2022, responsible for delivering the Group's Data and Technology strategy and the operation of resilient and secure systems that underpin the Group's core functions. Additionally, David was the Group Director and CEO, Commercial Banking from September 2017 through to September 2022, responsible for supporting clients from SMEs through to Corporate and Institutional clients. David started his career with Lloyds Bank in 1984 on the graduate programme and has held key leadership roles across the Group including in Commercial, Retail, IT and Central Functions. David is a Fellow of the Chartered Institute of Bankers, Group executive sponsor for disability and chairs the wellbeing leadership group for Business in The Community.


M

Jayne Opperman
Chief Executive Officer, Consumer Relationships

Jayne re-joined the Group in December 2022 as Chief Executive Officer for Consumer Relationships, the centre of the Group's growth strategy to deepen our consumer relationships through personalised experience and outstanding customer service. Jayne has over 25 years of experience in the financial sector, leading diverse teams focused on transforming businesses, most recently specialising in customer channels, operations and technology and using data as a tool to support colleagues and drive personalisation for customers. Prior to re-joining the Group, Jayne held roles at several well-known financial institutions both here and in Australia and Asia, including Citi, Westpac, ANZ and most recently Barclays.


M

Janet Pope
Chief of Staff and Chief Sustainability Officer

Janet joined the Group in 2008 to run the Group's Savings business. Janet was previously Chief Executive at Alliance Trust Savings and EVP Global Strategy at Visa. Janet held a variety of roles at Standard Chartered Bank including Retail Banking MD for Africa and Non-Executive Director positions at Standard Chartered Bank Zimbabwe, Kenya, Zambia and Botswana. Janet is Chair of the Charities Aid Foundation Bank, a Trustee of the Charities Aid Foundation, a Non-Executive Director of the Financial Services Culture Board and is the Group's Executive Sponsor for Sexual Orientation and Gender Identity.


M

Stephen Shelley
Chief Risk Officer

Stephen was appointed Chief Risk Officer in September 2017. Stephen is the Group's Executive Sponsor for Gender Diversity and Equality. Stephen joined the Group in May 2011 as Chief Credit Officer for Wholesale and International. In October 2012 he became Risk Director, Commercial Banking Risk. Previously, Stephen was Chief Risk Officer at Barclays Corporate and, prior to that, Chief Credit Officer UK Retail and Corporate. In his 21 year career at Barclays, Stephen undertook a variety of roles in the front office and risk.


M

Jasjyot Singh OBE
Chief Executive Officer, Consumer Lending

Jas is Chief Executive Officer, Consumer Lending, our centre of excellence for lending propositions, both for customers who bank with us directly and through intermediaries. Jas has worked at the Group for 16 years and has held a number of roles across the Group's Consumer and Small Business businesses. His previous experience was in consulting roles, based in the US and across Europe, with a range of corporate strategy and digital design consulting projects across multiple industry sectors. Jas was awarded an OBE for his contribution to financial services during COVID-19.


M

Andrew Walton
Chief Corporate Affairs Officer

Andrew joined the Group in September 2018 as Group Corporate Affairs Director, with responsibility for internal and external communications, reputation management and public affairs. Andrew has more than 25 years' experience in corporate affairs in the UK and US. Prior to joining the Group, Andrew was Senior Managing Director and Global Head of Financial Services for the strategic communications segment of FTI Consulting.


M

John Winter
Chief Executive Officer, Corporate and Institutional Banking

John joined the Group in September 2022 as Chief Executive Officer for Corporate and Institutional Banking. John has more than 37 years' experience in corporate and investment banking, as well as in retail banking. John was most recently at MUFG, where he was Regional Executive and CEO for EMEA with responsibility for all of its Global Markets, Corporate and Investment Banking businesses in the region. He spent 15 years at Barclays, latterly as CEO for Corporate Banking and previously as head of its European investment banking business. John started his career at Merrill Lynch in 1985 in NYC and was head of EMEA DCM at Deutsche Bank from 1996 to 2001.

Board leadership and company purpose

The role of the Board

The Board is collectively responsible for promoting and assessing the long-term, sustainable success of the Group, generating value for shareholders and contributing to wider society.

The Board establishes the Group's purpose, values and strategy and seeks to ensure that the Group is Helping Britain Prosper. The Board approved the Group's current strategy in February 2022 and you can read more about how the Board has overseen the changes and planning required for the delivery of the new strategy by the Group Chief Executive, supported by the wider executive management team, on **page 81**.

The Group's role as a sustainable and inclusive business is central to its purpose, with the Board's Responsible Business Committee overseeing the Group's ambitions in building a truly purpose-driven organisation. Read more about the Responsible Business Committee on **page 104**.

The Board is also responsible for ensuring that the Group's culture is aligned with its purpose, values and strategy. Read more about how the Board assesses and monitors the Group's culture on **pages 84 to 85**.

The Board retains ultimate responsibility for ensuring the necessary resources are in place to meet agreed objectives. The effective management of risk is central to the Group's strategy, supported by the Group's enterprise risk management framework, which is discussed in the risk management report on **pages 139 to 195**.

The Board recognises that engaging with, and acting on the needs of, the Group's stakeholders is key to achieving the strategy and long-term objectives of the Company. Read more about how the Board engages with stakeholders on **pages 82 to 83** and the directors' statement of compliance with their duties under section 172 of the Companies Act 2006 on **pages 10 to 11**.



Our Board and governance structure ▼

Lloyds Banking Group plc Board

Chair
Robin Budenberg

Executive directors

Group Chief Executive
Charlie Nunn

Chief Financial Officer
William Chalmers

Group Chief Executive Committees
See **pages 142 to 143**

Non-executive directors

Deputy Chair and Senior Independent Director
Alan Dickinson

Sarah Legg
Lord Lupton
Amanda Mackenzie
Harmeen Mehta
Cathy Turner
Scott Wheway
Catherine Woods

Company Secretary
Kate Cheetham

Board Committees

Nomination and Governance Committee
See **page 92**

Audit Committee
See **page 95**

Board Risk Committee
See **page 99**

Remuneration Committee
See **page 105 to 106 and 123**

Responsible Business Committee
See **page 104**

The key decisions and matters reserved for the Board's approval, such as the Group's long-term strategy and priorities, are set out in the Group's Corporate Governance Framework, which is reviewed periodically by the Board. The Board is supported by its Committees which make decisions or recommendations on matters as delegated to them under the Corporate Governance Framework, including Board appointments, the effectiveness of internal controls and the risk management framework, financial reporting, governance and remuneration policies. This enables the Board to spend a greater proportion of its time on strategic, forward-looking matters. Read more about the Corporate Governance Framework on **page 93**.

Each Board Committee comprises non-executive directors only and has an experienced chair. The Committees are managed on the same basis as the Board. The structure of each Committee seeks to facilitate open discussion and debate and ensure adequate time for Committees' members to consider all proposals.

The executive directors make decisions within the parameters and principles set out in the Corporate Governance Framework, which aims to ensure that decisions are made by management under the correct authority. However, where appropriate, any activity can be brought to the full Board for consideration, even if the matter falls within agreed executive parameters.

There are executive committees established to support the Group Chief Executive (Group Chief Executive Committees), in particular the Group Executive Committee. Read about the Group Chief Executive Committees on **pages 142 to 143** and the biographies of the Group Executive Committee members and attendee on **pages 76 to 77**.



The terms of reference for the Board Committees and the matters reserved for the Board can be found at **www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.**

Board meetings in 2022

There were nine Board meetings during 2022. There are separate boards and board committees of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc, but most meetings of these companies are held concurrently and we refer to this as the 'Aligned Board Model'. As most of the Group's business sits within Lloyds Bank plc and Bank of Scotland plc (together, the Ring-Fenced Banks), the interests of the Ring-Fenced Banks and the Group are aligned in most circumstances. This model is supported by a number of safeguards to enable us to operate in this way, including the appointment of three Ring-Fenced Bank-only non-executive directors and a Ring-Fenced Bank risk officer, all of whose focus is on protecting the interests of the Ring-Fenced Banks. Read more about the Group's governance structure and ring-fencing governance arrangements at the bottom of this page and on **page 86**.

Regular updates are provided to the Board by the Committee Chairs as well as by the Chair, the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer, the Group Chief Operating Officer and the Chairs of the boards of Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited.

The Group has a comprehensive and continuous forward agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the directors to make the right decisions. The Chair leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items. The Chair and the Committee Chairs ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.

The process of escalating issues and agenda setting is regularly reviewed as part of the Board evaluation with enhancements made to the process, where necessary, to ensure it remains effective.

The non-executive directors also receive regular updates from management to give context to current issues.

The Chair held a number of meetings with the non-executive directors without the executive directors present.

Board and Committee composition and attendance at meetings in 2022[1]

(C) Chair

Board member	Board	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Robin Budenberg	9/9 (C)	6/6 (C)			7/7	4/4
Charlie Nunn	9/9					
William Chalmers	9/9					
Alan Dickinson	9/9	6/6	6/6	10/10	7/7 (C)	4/4
Sarah Legg	9/9		6/6 (C)	10/10		4/4
Lord Lupton	8/9[5]					4/4
Amanda Mackenzie	9/9	6/6			6/7[5]	4/4 (C)
Harmeen Mehta	9/9					
Stuart Sinclair[2]	4/4	2/2			2/3[5]	2/2
Cathy Turner[3]	2/2				2/2	
Scott Wheway[4]	3/3	2/2		3/4[5]		
Catherine Woods	9/9		6/6	10/10 (C)	7/7	

1   Where a director is unable to attend a meeting he/she receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.
2   Stuart Sinclair retired from the Board on 12 May 2022.
3   Cathy Turner joined the Board and the Remuneration Committee on 1 November 2022.
4   Scott Wheway joined the Board, the Nomination and Governance Committee and the Board Risk Committee on 1 August 2022.
5   Unable to attend due to a pre-existing commitment.

Focus on the Ring-Fenced Banks ▼

All of the Lloyds Banking Group plc directors sit on the boards of the Ring-Fenced Banks together with three additional non-executive directors:
- **Nigel Hinshelwood –** Senior Independent Director and a member of the Audit, Remuneration, Board Risk and Nomination and Governance Committees of the Ring-Fenced Banks
- **Sarah Bentley –** non-executive director and a member of the Remuneration Committee of the Ring-Fenced Banks
- **Brendan Gilligan –** non-executive director and a member of the Audit and Board Risk Committees of the Ring-Fenced Banks

Since the Ring-Fenced Banks represent the majority of the banking activities of the Group, Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan play an important role in the Group's overall governance structure. Read their biographies and more about the Group's structure and ring-fencing governance arrangements on **page 86**.

Board leadership and company purpose continued

Key focus areas
This page shows some of the key focus areas of the Board during 2022 and highlights the stakeholder groups central to those matters considered and decisions taken.

Stakeholder key:

 Customers and clients

 Shareholders

 Colleagues

 Society and environment

 Suppliers

 Regulators and government

Key focus areas for 2022	▼

	Matters approved	Other matters considered/undertaken	Stakeholders
Purpose, culture and values	• Purpose, culture and values – read more on **pages 11, 15 and 84 to 85** • Operation and effectiveness of the Remuneration Policy • Net-Zero Banking Alliance targets – read more on **pages 11 and 36 to 37** • Modern slavery and human trafficking statement	• Leadership and culture to align with the new structure – read more on **page 15** • Updates on colleague engagement including support to colleagues in light of cost of living increases	
Customers and clients	• Group customer dashboard • Implementation of Consumer Duty plan – read more on **page 81** • Operational Resilience Self-Assessment	• Ongoing support for customers and clients in light of the increases in the cost of living – read more on **page 83** • Customer experience and customer fair value	
Strategy	• Group's new strategy and investor communications – read more on **pages 2 to 37 and 81** • Cost of living priorities • Investment in Citra Living	• Strategy day and sessions to discuss implementation of the Group's new strategy, including purpose, governance and milestones and metrics – read more on **page 81** • New Group Executive operating model • Competitor analysis	
Financial	• Four-year budget and operating plan • Annual Report, Form 20-F, half-year results and quarterly interim management statements • Payment of final dividend for 2021 and an interim dividend for 2022 • Share buyback programme	• Financial updates from the Chief Financial Officer including key financial highlights, performance against budget and sub-group business performance • Economic forecasts	
Risk management and regulatory	• Risk appetite metrics • Group Speak Up Champion – read more on **page 83** • Group Recovery Plan and PRA Resolvability Assessment Framework submission to the PRA	• Risk reports and reports from the Board Risk Committee • Model risk • Regulatory capital in the context of potential stress events • FCA Firm Evaluation • PRA Periodic Summary Letter	
Governance	• Non-executive director Board and Committee appointments • Actions arising from the externally evaluated board effectiveness review • Board diversity policy • Corporate Governance Framework	• Executive succession plan and development plan for 2023 • Key themes for Board focus • Proposed format of the 2022 annual general meeting	

Board oversight

How governance contributes to the delivery of our strategy ▼

Our governance arrangements contribute to the development and delivery of our strategy in various ways, including by creating accountability and responsibility, information flow and independent insight from the non-executive directors.

The Board is responsible for establishing the Group's strategy and reviewing delivery of that strategy by the Group Chief Executive, supported by the wider executive management team.

In 2022 the Board approved a new strategy and has overseen the planning and changes required for its delivery. The timeline below summarises some of the key strategy-related matters which the Board discussed or received updates on.

▼ Focus of Board discussion or update

Jan
Finalising our purpose-driven mission statement and financial and delivery plan for the strategy

Feb
Approving the strategy, financial plans and investor communications

Apr
Approach to implementing the strategy

May
Plans for strategy mobilisation, in particular design of the target operating model and technology resilience

Jun
Board offsite discussing and reviewing strategic progress and priorities in key business areas, the path to net zero and mobilisation activity to support delivery of the strategy

Jul
Review of proposed strategy metrics for the Board

Sep
Progress on mobilisation and execution of our strategy

Nov
Board offsite discussing and reviewing impacts on the Group's strategy of the changing economic environment, strategic delivery progress, selected strategic priorities and purpose update

Dec
Reviewing the draft four-year financial plan, including the impact of the Group's strategic investment plan

Our focus on Consumer Duty

The Board is committed to delivering good outcomes for the Group's customers and, as we continue to move towards becoming a truly purpose-driven business, this remains at the heart of our strategy.

The FCA's new Consumer Duty sets higher and clearer standards of consumer protection across financial services, requiring firms to put their customers' needs first. As an organisation, we are already focused on the delivery of good outcomes for our customers – the Consumer Duty is the next step in the evolution of how we do this and will drive broader cultural change. There will be greater focus on the outcomes customers receive – whether products and services meet customer needs and offer fair value, if customers understand the information with which they are being provided and if customers are given the support required to meet their financial objectives.

The Responsible Business Committee, under delegated authority from the Board, provides oversight of the implementation, and ongoing consideration, of Consumer Duty, with the Board Risk Committee overseeing related risks. The Group has appointed two Consumer Duty Champions who will help ensure Consumer Duty is considered in senior strategic discussions. Amanda Mackenzie, as Chair of the Responsible Business Committee, is the Group Consumer Duty Champion, with John Reizenstein, non-executive director of Scottish Widows Group Limited (and Chair of its Risk Oversight Committee), fulfilling a similar role with the Insurance, Pensions and Investments business.

Our focus on cyber security and risk

Technological resilience is vital to the provision of a secure and reliable service to customers. The Board recognises the importance of cyber security and the Nomination and Governance Committee therefore made a priority the recruitment to the Board of additional technology expertise, resulting in the appointment of Harmeen Mehta. Harmeen is Chief Digital and Innovation Officer at BT and brings to the Board 25 years' experience leading digital, engineering, IT and innovation transformation.

The Group's Information Technology and Cyber Advisory Forum (ITCAF) was established in 2018 to enable a smaller group of Board members, as well as directors of Lloyds Bank plc and Bank of Scotland plc, to engage in more detailed review of the Group's IT-related operational risks. ITCAF considers matters of cyber security and cyber issues generally as well as a wide range of technology matters. This helps inform and enhance discussions at the Board and the Board Risk Committee, to which ITCAF reports. Cyber risk is considered by the Board Risk Committee as part of oversight of operational resilience risk.

Our focus on net zero

The Board has overall oversight of environmental, social and governance (ESG) matters. Sustainability and inclusivity are integral elements of our Group strategy; supporting the UK's transition to net zero is therefore closely aligned with our purpose of Helping Britain Prosper. Our Board-level Responsible Business Committee oversees the Group's performance as a responsible business, including the delivery of our sustainability strategy.

The Group continues to make good progress against our net zero ambitions and we have published our first Group climate transition plan, including seven sector-specific Net-Zero Banking Alliance targets, in our dedicated environmental sustainability report. We engage proactively with investors and other key stakeholders throughout the year on our sustainability priorities and plans. Given net zero and sustainability are at the heart of our purpose-driven strategy, with ambitious climate targets reflected in strategic objectives, the good progress already being made in this area and the Group's existing focus on disclosure, transparency and engagement, the Board does not believe it is necessary to propose a separate climate vote at the Company's 2023 annual general meeting at this time. We will continue to be transparent on our sustainability strategy, targets, plans and progress. Read more about the Board's focus on net zero on page 11 and in the Lloyds Banking Group environmental sustainability report ↗

**Board leadership and
company purpose** continued

Stakeholder engagement

As in 2021, the non-executive directors undertook a tailored engagement programme which allowed them to hear directly from their key stakeholders, including customers, clients and colleagues.

The programme was designed to help the directors better understand what matters in the lives of customers and colleagues, the role the Group plays in supporting them and how the Group is performing in that regard, in turn helping to inform the directors' decision making.

A variety of activities took place under the programme, including meetings with customers and clients and conversations with colleagues, to understand the matters which are most important in their lives, both at and outside work, and the challenges these stakeholders face as the external economic environment continues to evolve. The non-executive directors found these sessions to be of great benefit, providing many valuable insights which helped in their review of the proposals considered by the Board during the year.

Our stakeholders ▼

Customers and clients

The Board has an ongoing commitment to understanding and addressing customer and client needs, which remains central to achieving the Group's strategic ambitions.

Examples of Board engagement with customers and clients included:
- Dedicated updates from across the organisation, which identified areas of customer and client concern, covering a range of internal and external performance measures; in addition, concerns relevant to customers and clients were identified for consideration in wider proposals put to the Board
- Regular updates giving insight into the Group's performance in delivering on its customer and client related objectives and commitments, assisting in determining where further action was required to meet these objectives
- The Chair and the Group Chief Executive attended customer and client engagement events across all main regions of the UK, providing an important opportunity for customers and clients to raise their concerns directly with these Board members
- Non-executive directors attended special events to provide a deeper insight into the issues which customers and clients have faced during the year, which included sessions on the challenges of buying and owning a home, the practical issues faced as a consequence of the cost of living crisis, the challenges customers face in day to day family life and the issues which our commercial and SME clients are routinely facing

Colleagues

Colleagues remain a vital part of the delivery of the Group's strategic ambitions and the Board continues to recognise this in its engagement with colleagues, which has again this year included a variety of sessions across the Group, to discuss topical issues relating to challenges at and outside work.

Following a review in 2021 of how the Board engages with the Group's workforce, the Board's Responsible Business Committee has continued to be the designated body for workforce engagement, providing focus, but with the Board also retaining a commitment for individual Board members to continue to engage with colleagues directly throughout the year. The Board considers these arrangements to be effective as they enable a broad range of colleague engagement activities, as described in this section.

The Responsible Business Committee reports regularly to the Board on all of its activities, including on its colleague engagement agenda. The Board will continue to consider its arrangements for engaging with the Group's workforce to ensure they remain effective and to encourage meaningful dialogue between the Board and colleagues.

Examples of engagement with colleagues included:
- Regular review by the Responsible Business Committee of workforce engagement reports, covering key issues raised by colleagues, trends on people matters and updates on colleague sentiment
- Review by the Responsible Business Committee of the findings of surveys of colleague sentiment and views, including annual and ad hoc surveys and review of the progress being made in addressing the matters colleagues have previously raised
- A related annual report to the Board, summarising all colleague engagement activity, key themes and issues which colleagues have raised during the year
- Non-executive directors attended a number of colleague focus groups to discuss themes from the annual colleague survey, the Group's new strategy and values, pay and reward and hybrid working. They also attended sessions where they were able to observe colleagues at work, including Fraud team colleagues handling customer calls
- The approach to colleague surveys will continue to evolve in the coming year, with insight from monthly 'Pulse' surveys being used to inform the discussion topics for future non-executive director/colleague focus groups
- Town Hall sessions were hosted by both the Chair and the Group Chief Executive, complemented by engagement sessions led by other senior leaders with feedback shared with the wider Board. The Group Chief Executive also held sessions with colleagues from a number of specific business areas across the Group
- Board members attended a range of other events held for the Group's senior leaders and other colleague network events

Shareholders

The Group has one of the largest shareholder bases in the UK, with more than two million shareholders including most of our colleagues. The Board is committed to understanding the needs and expectations of all our shareholders, both private and institutional.

Examples of Board engagement with shareholders included:
- Regular updates from Investor Relations on market views and shareholder sentiment, including an annual presentation from the Group's corporate brokers on market dynamics and perception of the Group
- The Board's Nomination and Governance Committee considered correspondence received from institutional shareholders and non-governmental organisations, along with market feedback
- A number of directors engaged with shareholders, including the Chair and principally the Group Chief Executive and Chief Financial Officer, holding over 82 meetings with institutional shareholders, considering matters including the Group's strategy, its purpose and its financial performance
- The Senior Independent Director held sessions with both institutional shareholders and proxy agencies to help better understand their views of the Group and to provide updates on a range of current topics. As Remuneration Committee Chair, the Senior Independent Director also engaged with shareholders on matters relevant to remuneration
- Overall, the Group undertook c.300 meetings with institutional investors, many of which were attended by management and directors
- A virtual Board Governance Event was also held in December for institutional shareholders and other key investor stakeholders, with the opportunity to put questions to the Chair and the chairs of the Board Committees

Society and environment

The Group is present in almost every community in the country and the Board therefore places great importance on engagement and action to help these communities prosper, while helping to build a more sustainable and inclusive future.

Relevant engagement included:
- Updates on climate, environmental and social matters, covering all aspects of the Group's business, where the Board reviewed progress made against its stated ambitions in these areas and agreed any further action it considered was required
- The Board continues to be supported in environmental matters by its Responsible Business Committee. The Committee considers stakeholder views on all matters relating to the Group's ambition to be a trusted, sustainable, inclusive and responsible business and the report of the Committee on its work during the year can be found on **page 104**

Regulators and government

The Board continues to maintain strong and open relationships with the Group's regulators and with government authorities, including key stakeholders such as the FCA, the PRA, HM Treasury and HMRC.

Relevant engagement included:
- The Chair and individual directors, including Chairs of the Board's Committees, held continuing discussions with the FCA and PRA on a number of aspects relevant to the evolving regulatory agenda
- The Board regularly reviewed updates on wider Group regulatory interaction, providing a view of key areas of focus and also progress made in addressing key regulatory priorities
- A meeting was held between the Board and the PRA in July to discuss the outcomes and progress of action relevant to the PRA's Periodic Summary Meeting letter

Suppliers

The Group has a number of partners it relies on for important aspects of our operations and customer service provision and the Board recognises the importance of these supplier relationships in achieving the Group's wider ambitions.

Engagement with suppliers included:
- The Board's Audit Committee considered reports from the Group's Sourcing and Finance teams on the efficiency of supplier payment practices, including those relating to the Group's key suppliers, ensuring our approach continued to meet wider industry standards
- The Board continued to oversee resilience in the supply chain, ensuring our most important supplier relationships were not impacted by potential material events
- The Board has an ongoing zero tolerance approach towards modern slavery in our supply chain and receives updates on ongoing enhancements to the Group's supplier practices, including measures to address the risk of human trafficking and modern slavery in our wider supply chain



Getting closer to customers

The Board is very conscious of the impact on our customers of the ongoing increases in the cost of living and the importance of supporting our customers. During the year the Board has received updates from management on the impacts on customers across our businesses, including regular feedback from the Group Chief Executive. The Board has also had the opportunity to discuss the impact of the cost of living increase with our regulators.

Board members have also sought to develop further their understanding of customers' needs and how the Group can support them via customer focus groups and a choice of call recordings, in each case on a range of topics.

Find out more about how we're helping customers in our social sustainability report ↗



Supporting colleagues – whistleblowing

Speak Up (the Group's whistleblowing programme) enables colleagues to raise matters of concern. Alan Dickinson is the Group's whistleblowing champion and is responsible for overseeing the integrity, independence and effectiveness of the Group's whistleblowing procedures.

In addition, the Audit Committee reviews reports on whistleblowing to ensure that there are arrangements in place which colleagues can use in confidence to report relevant concerns and reports on its review to the Board.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

**Board leadership and
company purpose** continued

Our new values

During 2021 and 2022, we embarked on 'Growing our Culture Together' – a rigorous research programme involving thousands of colleagues across the organisation, to gather views and insights about our current and aspirational culture.

Focusing on culture

We listened to our people to understand how it feels to work here, the role our culture plays and what improvements could be made. As we have continued to build our purpose into everything we do throughout 2022, we have taken on board further feedback and evolved our approach.

Our strategy sets out our plan to become a truly purpose-driven organisation and our culture is a fundamental enabler of that.

Board members were deeply engaged throughout the 'Growing our Culture Together' programme, participating in some of the 'culture conversations', allowing them both to input and hear directly from colleagues on this subject. These outputs ensured that the 'colleague voice' was central to the creation of a draft set of values. The draft set of values was then shared with colleagues to be further refined, with over 12,000 giving feedback to shape the final set which was launched in May 2022.

We continued to listen to further feedback as well as external development with the rising importance of sustainability. We recognised the need to simplify our frameworks and enhanced our values to guide not only how we act and behave but also how we make decisions.

We collected data...

We looked at data and information from:

- Colleague surveys (26,600 colleagues)
- CultureScope diagnostic tool insights (8,000 colleagues)
- Financial Services Culture Board survey (13,435 colleagues)
- Glassdoor scrapes
- External organisations – Egon Zehnder, Boston Consultancy Group, Deloitte, Harvard Business Review
- Our organisation's archives – to understand our rich and diverse history of over 320 years, which acted as a stimulus when developing our values



26,600
Colleagues contributed

We listened...

We held 'culture conversations' where we spoke to:

- 241 colleagues through focus groups
- 50 colleagues through one-to-one interviews
- 67 People Product Owners, Culture Leads and Subject Matter Experts
- 7 external suppliers

We shared the themes identified from our research with over 12,000 colleagues having their say in how the values should be articulated



358
Colleagues engaged

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Board engagement in 2022 and beyond
Our non-executive directors continue to engage with colleagues to deepen their understanding of how colleagues experience our culture through the Closer to Clients, Customers and Colleagues programme. Throughout 2022, non-executive directors attended a range of focus groups where colleagues discussed key themes from our annual colleague survey, our new strategy and values, pay and reward to hybrid working. Non-executive directors have been able to apply the insights gained from these sessions along with those from other colleague events across the business to inform their involvement in Board discussions and strategic direction.

For 2023 our approach continues to evolve, with insight from our monthly Pulse surveys and other relevant upcoming Board agenda items informing the discussion topics for our non-executive director colleague focus groups.

Board monitoring of culture progress
The Board continues to monitor the Group's progress on culture and colleague sentiment drawing on insight from various sources – annual and monthly colleague surveys and the Financial Services Culture Board survey, as well as quarterly Workforce Engagement updates.

Collectively, these updates inform the Board of organisational changes impacting the workforce as well as external issues impacting colleagues and their wellbeing (such as the rise in the cost of living).

We have evolved our colleague listening strategy to an 'always on' approach, seeking more frequent views from colleagues. This will provide the Board with more timely and relevant insight to inform its strategic discussions.

Looking to the future
During 2023, we will build on the work already undertaken on culture, recognising that this needs to continue evolving to support the Group's purpose. We understand the organisational shifts that we need to make. These have been shared with the Board, along with the actions needed to support the system, behaviour and symbolic changes needed to achieve them. Our Colleague Survey has provided us with a baseline for our current position and we will continue to leverage our evolved listening approach to understand the success of our actions and where further focus may be needed.

We delivered...

We continued to listen to further feedback, as well as recognising the rising importance of sustainability. So we added an additional value, 'Sustainable', and refocused our values to enable colleagues to make the right decisions every day.

These provide colleagues with a clear and simple framework to guide their behaviours and approach to decision making.

Since launching the new values, activities are underway across the organisation to deepen colleagues' understanding and to ensure everyone is living the values day-to-day and embedding them into decision making – from everyday choices to big strategic decisions.

People-first

We put people first to go further for our customers

- We listen and care for people as individuals
- We go the extra mile to help customers, colleagues and communities feel more supported, in control and confident about their future



Sustainable

We champion sustainability to care for our planet

- We take responsibility for the impact of our actions on nature and Britain's transition to net zero
- We see the bigger picture and think through the consequences of our decisions



Bold

We're bold and take action

- We innovate and do things differently to better serve our customers and grow with purpose
- We challenge things that aren't right and take action to change them



Trust

We trust each other to achieve more together

- We give each other the space and support to take things on and see them through
- We are honest with each other and explain our decisions



Inclusive

We're inclusive to value everyone

- We learn about and embrace our differences and seek out diverse perspectives
- We shape what we do and what we offer around the different needs and circumstances of our customers, colleagues and communities




Our approach to developing our new values was recognised at the Business Culture Awards 2022 where we won Best Brand & Values Initiative.



Board leadership and company purpose continued

Group structure and ring-fencing governance arrangements

Since 1 January 2019, UK legislation has required large UK banks to separate personal banking services, such as current and savings accounts, from riskier activities, such as investment banking, in other parts of their business. This is called ring-fencing. The Group's structure and governance arrangements meet these regulatory requirements. Lloyds Bank plc and Bank of Scotland plc are the banks, within the Group, which have been included within the ring-fence (together, the Ring-Fenced Banks). The governance structure focuses on ensuring:

- Independent decision-making by the Ring-Fenced Banks' boards – on any matters where there might be a conflict between the interests of the Ring-Fenced Banks and the interests of another part of the Group
- Risks affecting the Ring-Fenced Banks are considered and managed from the Ring-Fenced Banks' perspective – including maintenance of the capital adequacy and liquidity of the Ring-Fenced Banks
- Clear and effective governance at both Ring-Fenced Bank and Lloyds Banking Group plc level – including second and third lines of defence in respect of risk management

Group structure

The subsidiaries of the Group are structured into the following sub-groups under Lloyds Banking Group plc, providing effective governance for the business undertaken in each sub-group:

- Ring-Fenced Banks sub-group containing Lloyds Bank plc and Bank of Scotland plc (including the Halifax and MBNA businesses), serving both their UK personal and commercial customers
- Non-Ring-Fenced Bank sub-group – Lloyds Bank Corporate Markets plc – which provides products and services to Group customers that are not allowed within the ring-fence, as well as serving financial institutions' customers and holding certain of the Group's subsidiaries and branches outside the UK
- Insurance sub-group under Scottish Widows Group Limited (including Scottish Widows Limited)
- Equity sub-group under LBG Equity Investments Limited (including Lloyds Development Capital (Holdings) Limited)

The boards of the Ring-Fenced Banks comprise all of the Group directors plus three additional independent non-executive directors: Nigel Hinshelwood (Senior Independent Director), Sarah Bentley and Brendan Gilligan. These Ring-Fenced Bank-only directors are independent of the management and the rest of the Group and their role is to act exclusively in the best interests of the Ring-Fenced Banks. They play a crucial role in the governance structure, with an enhanced role in managing any potential conflicts between the Ring-Fenced Banks and the Group.



Lloyds Banking Group plc simplified sub-group structure ▼

Aligned boards

Lloyds Bank plc[1]

HBOS plc

Bank of Scotland plc[1]

1 Ring-Fenced Banks

Lloyds Bank Corporate Markets plc

Non-Ring-Fenced Bank

Scottish Widows Group Limited

Insurance

LBG Equity Investments Limited

Equity Investments

Ring-Fenced Bank-only directors ▼



Nigel Hinshelwood
Senior Independent Director
Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:

- Extensive experience in the financial services sector having worked across the UK and Europe, North and South America, the Middle East and Asia Pacific
- Significant experience of large-scale transformation, operations and technology

Nigel was a partner at Ernst & Young (subsequently Cap Gemini Ernst & Young) for many years where he held numerous positions including Head of Financial Services and Chief Executive Officer of Southeast Asia.

Before becoming a non-executive, he was the Head of HSBC UK and Deputy CEO of HSBC Bank plc. Within the HSBC Group he held a number of executive appointments including Head of HSBC Insurance Holdings, Chief Operating Officer for Europe, Middle East and Africa and Global Head of Operations. Nigel was formerly a Non-Executive Director of Lloyd's of London Franchise Board.



Sarah Bentley
Independent non-executive director
Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:

- Extensive digital and digital transformation experience
- Strong customer and marketing skills

Sarah is Chief Executive Officer and Executive Director of Thames Water Utilities Limited and a Director of Water UK, the trade association of the water and wastewater industry. Prior to joining Thames Water in autumn 2020, Sarah was Chief Customer Officer at Severn Trent plc and a member of its Executive Committee.

Before joining Severn Trent, Sarah was the Managing Partner for Accenture's Digital business unit in the UK and Ireland. Sarah previously worked internationally in a number of roles including Strategy, Marketing & Propositions for BT's Global Services division, CEO of Datapoint and Senior Vice President of eLoyalty.



Brendan Gilligan
Independent non-executive director
Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:

- Extensive experience in core strategic finance and controllership roles in the financial services industry
- Significant experience of serving on the boards of regulated financial services businesses in the UK, France, Switzerland and Poland

Brendan's career began in the Public Audit division of KPMG in Ireland and Canada. He subsequently worked in commercial and consumer banking services and financing with Woodchester Investments plc and, after its acquisition by General Electric Company, with GE Capital until his retirement in April 2018.

Division of responsibilities

Board responsibilities

As Chair, Robin Budenberg has overall responsibility for the leadership of the Board and for ensuring its effectiveness in all aspects of its operation.

The composition of the Board helps ensure that no one individual or small group of individuals dominates the Board's decision-making. The diversity of skills, experience and background on the Board enables the Board to provide constructive challenge and strategic guidance and to offer specialist advice.

There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the Group – please refer to the role summaries below. The responsibilities of the Chair, Group Chief Executive, Senior Independent Director, Board and Committees are agreed by the Board and publicly available on the Group's website at **www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance**. The Chair periodically refreshes membership of the Committees.

Monitoring independence

The Nomination and Governance Committee monitors whether there are any relationships or circumstances which may affect a director's independence. Following the most recent review of independence, the Committee concluded that all non-executive directors are independent in character and judgement. Robin Budenberg was independent on appointment when assessed against the circumstances set out in provision 10 of the Code.

Monitoring time commitments

Non-executive directors are advised of time commitments for the Board and relevant Committees prior to their appointment and are required to devote such time as is necessary to discharge their duties effectively. The time commitments of the directors are considered by the Board on appointment and annually thereafter and, following the most recent review, the Board is satisfied there are no directors whose time commitments are considered to be a matter for concern.

External appointments, which may affect existing time commitments to the Board and its Committees, must be agreed with the Chair and prior Board approval must be obtained. During 2022, Sarah Legg was appointed a non-executive director of Severn Trent plc. The Board considered the time commitment and potential conflicts involved prior to Sarah accepting the role and was satisfied that she would continue to have sufficient time to commit to her Group Board and Committee appointments. The executive directors do not have any significant external appointments. Information on directors' attendance at meetings can be found on **page 79**.

The right information and support

The Chair, supported by the Company Secretary, ensures that Board members receive appropriate and timely information. All directors have access to the advice of the Company Secretary and the Group provides access, at its expense, to the services of independent professional advisers in order to assist directors in their role. Board Committees are also provided with sufficient resources to discharge their duties.

Non-executive directors ▼

Chair
Robin Budenberg



Robin Budenberg leads the Board and promotes high standards of corporate governance. He leads in building an effective and complementary Board and sets the Board's agenda. The Chair also leads Board succession planning and seeks to ensure effective communication with shareholders.

Deputy Chair and Senior Independent Director
Alan Dickinson



As Deputy Chair, Alan Dickinson supports the Chair in representing the Board and deputises for the Chair. The Deputy Chair may also represent the Group's interests to official enquiries and review bodies.

As Senior Independent Director, Alan Dickinson is a sounding board for the Chair and Group Chief Executive. He acts as a conduit for the views of other non-executive directors and conducts the Chair's annual performance appraisal. He is available to help resolve shareholders' concerns and attends meetings with major shareholders and financial analysts to understand issues and concerns.

Non-executive directors
The independent non-executive directors challenge management constructively and help develop and set the Group's strategy. They actively participate in Board decision-making and scrutinise management performance. The non-executive directors satisfy themselves on the integrity of financial information and review the Group's risk exposures and controls. The non-executive directors, through the Remuneration Committee, also determine the remuneration of executive directors.

Executive directors ▼

Group Chief Executive
Charlie Nunn



Charlie Nunn manages and leads the Group on a day-to-day basis, making decisions on matters affecting the operation and performance of the Group's business and the delivery of the Board's approved strategy. He delegates aspects of his authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee.

Chief Financial Officer
William Chalmers



Under the leadership of the Group Chief Executive, William Chalmers makes and implements decisions in all matters affecting the management of financial resources. He provides specialist knowledge and experience to the Board. Together with Charlie Nunn, William Chalmers designs, develops and seeks to implement strategic plans and deals with the day-to-day operations of the Group.

Company Secretary ▼

Company Secretary
Kate Cheetham



As Company Secretary, Kate Cheetham advises the Board on matters relating to governance, ensuring good information flows and that comprehensive practical support is provided to directors. Kate Cheetham is also responsible for maintaining the Group's Corporate Governance Framework and organising directors' induction and training. Both the appointment and removal of the Company Secretary are matters for the Board as a whole.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Composition, succession and evaluation

Composition

The balance of skills, experience, independence and knowledge on the Board is the responsibility of the Nomination and Governance Committee and is reviewed annually or whenever appointments are considered. The Nomination and Governance Committee assesses the skills, experience and knowledge of the non-executive directors on an individual basis and on a collective basis – please see the table below for the results of the latest assessment, which was approved on 18 January 2023. Having the right balance of skills and experience helps to ensure directors discharge their duties effectively.

The Nomination and Governance Committee leads the process for Board appointments, which makes recommendations to the Board. Open advertising and/or an external search consultancy is used for the appointment of the Chair and non-executive directors. Appointments are made on merit and due consideration is given to diversity in its broadest sense, including gender, social, regional and ethnic backgrounds and cognitive and personal strengths.

More details about the processes for the appointments of Scott Wheway and Cathy Turner as non-executive directors can be found on **page 94**.

Succession planning

The Nomination and Governance Committee ensures plans are in place for orderly succession to both Board and senior management positions and oversees the development of a diverse pipeline for succession. More information about the work of the Nomination and Governance Committee on succession planning can be found on **pages 92 and 93**.

All directors intend to seek re-election or election at the Company's annual general meeting in 2023. The Board believes that all directors continue to be effective and committed to their roles.

Evaluation

An externally facilitated evaluation of the Board's effectiveness was undertaken in 2022. Information on findings of that evaluation can be found on **page 89**.

Collective view of the skills, experience and knowledge of the non-executive directors[1] ▼

Skill	Level	Skill	Level
Retail/Commercial Banking	Deep	Major Change Programmes	Deep
Financial Markets/ Wholesale Banking/ Treasury	Deep	ESG: Environment, Sustainability and Climate Change	Good
Insurance	Deep	ESG: Social, Inclusion and Diversity and Governance	Good
Audit and Finance	Deep	Listed Board Governance, including Investor Relations and Remuneration	Deep
Risk – in Financial Institutions	Deep	Government/ Regulator Interface	Deep
Technology/Digital	Good	Strategic Thinking	Deep
Consumer/Marketing/Distribution	Good		

◖ Good experience and knowledge
● Deep experience – distinctive strength

1 Assessment by the Nomination and Governance Committee as at 18 January 2023.

Tenure of non-executive directors[2] ▼

	2015	2016	2017	2018	2019	2020	2021	2022	
Robin Budenberg									2
Alan Dickinson									8
Sarah Legg									3
Lord Lupton									5
Amanda Mackenzie									4
Harmeen Mehta									1
Cathy Turner									0
Catherine Woods									2
Scott Wheway									0

● Length of current tenure in complete years

2 Non-executive directors in office at the date of publication of the Annual Report.

Our Board in 2022[3] ▼

Gender diversity



1. Male 6
2. Female 5

Age



1. 44–55 4
2. 56–65 5
3. 66–75 2

Ethnic diversity



1. White 9 (82%)
2. Black, Asian or Minority Ethnic 2 (18%)

3 All data as at 31 December 2022. Gender and ethnicity data remains correct as at the date of publication of the Annual Report.

Board evaluation

The Board is committed to independent evaluation of its own effectiveness and that of its committees and individual directors as recommended by the UK Corporate Governance Code 2018. Given the appointment of a new Group Chief Executive in August 2021 and the Group's ongoing strategy development at that time, the Board agreed that the 2021 Board evaluation would be deferred and that an externally facilitated evaluation of its effectiveness, together with that of its Committees, would be conducted in 2022 in order to allow the review to cover the Board's effectiveness in overseeing these developments. External board review specialist Dr Tracy Long of Boardroom Review Limited conducted that evaluation. Dr Long is an independent external service provider with no connection to the Group or any individual directors.

The annual evaluation, which is typically facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas of further development to enable the Board continuously to improve its own performance and the performance of the Group.

The Chair of the Board, with the support of the Nomination and Governance Committee, leads the Board in considering and responding to the annual review of the Board's effectiveness, which includes a review of its Committees and individual directors. Performance evaluation of the Chair is conducted by the non-executive directors, led by the Senior Independent Director, considering the views of the executive directors.

The previous external evaluation was conducted in 2018, with internal evaluations having been conducted in 2019 and 2020. Given the Board's decision to defer the 2021 annual evaluation of its effectiveness until 2022, the Chair undertook additional individual assessments of the non-executive directors in January 2022 and an additional performance evaluation of the Chair was undertaken by the non-executive directors, led by the Senior Independent Director, considering the views of the executive directors also in January 2022.

If directors have concerns about the Group or a proposed action which cannot be resolved, their concerns are recorded in the Board minutes. Also, on resignation, non-executive directors are encouraged to provide a written statement of any concerns to the Chair, for circulation to the Board. No such concerns were raised in 2022 or up to the date of this report.

External Board Effectiveness Review 2022 ▼

Stage 1 – June 2022 to August 2022
Dr Long held an initial meeting with the Chair and then conducted one-to-one interviews with each director. Interviews with the heads of the Retail, Commercial Banking and Insurance and Wealth businesses and some of the function heads were also undertaken as part of the process. The themes of the interviews included leadership and contribution, culture and composition and use of time and information.

Stage 2 – July 2022 to September 2022
Dr Long attended the Board and Committee meetings in July and September. This enabled Dr Long to witness and evaluate the Board and Committee processes and behaviours.

Stage 3 – October 2022 to November 2022
Individual feedback was provided by Dr Long to each of the directors in a series of one to one meetings. The findings and proposed actions were presented to the Nomination and Governance Committee and Board in November.

External Board Effectiveness Review 2022
The overall feedback from the review includes that:
- The Board is adding value through appropriate engagement and focus; relationships are based on trust; debates are well informed, and governance is continuously reviewed;
- Directors are well led and briefed by the Chair, the Committee Chairs, the Group Chief Executive and the Chief Financial Officer, with diversity of tenure and experience;
- Meetings are collegiate and supportive;
- There is a shared strategic perspective and regular insights on performance, customer service and ethics, technology and transformation;
- There is significant attention to risk and control; and
- The corporate culture is considered an asset.

The Group intends to report back in its next annual report on the actions taken as a result of the review and the influence on the Board's composition.

Key findings from the 2022 review ▼

Theme	Strengths	Areas for further development
Board Leadership and Contribution	• The Board has a collegiate, supportive style and an ability to add value to executive judgement. • Board agendas are flexible, balancing the priorities between strategy, performance and governance. • Non-executive directors are well prepared and papers are timely and well written.	• Consider further dedicated professional time together outside of Board meetings. • There is an opportunity for issues to be brought to the Board and Committees earlier to allow more scope for discussion. • Board refreshment with a range of tenures, skills and diversity of perspective is critical in quality decision-making. • Reviews of the composition of the Committees to ensure sufficient experience to cross-reference matters.
Strategy	• The Board is focused on purpose and strategy throughout the year. • Shareholder communication and feedback to the Board is high on the agenda, noted by all directors.	• Continued awareness by all directors of the changes and challenges in the external environment. • Consider broadening the customer lens to give an even more holistic view of market changes, opportunities and risks.
Risk and Control	• The Board and the Committees pay significant attention to risk and control. • Delegated committees are used appropriately for detailed review and the oversight of implementation, allowing the Board to focus on strategy and purpose. • There are extensive and knowledgeable discussions at the Board and Committees on cyber defence and data protection.	• Ongoing development of agenda and papers to encourage broader discussion on priorities. • Consider a review of the definitions of the three lines of defence. • Continue focus on learning through presentations of 'lessons learned'.
People, Culture and Environment	• The Chair has set the tone and standard for the Board with continuous attention to purpose and values. • There is a positive corporate culture with strong focus on customer needs, collaboration and teamwork. • Ongoing attention to leadership and talent development.	• Ongoing commitment from the Group Chief Executive, Group Executive Committee and the Board to ensure that the culture of accountability is demonstrated from the top. • Continued focus on data, cyber, environmental issues and impact (including net zero) and inclusion and diversity.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Composition, succession and evaluation continued

Board training

The Chair is responsible for leading the development, and monitoring the effective implementation, of training policies and procedures for the directors. On appointment, each director receives a formal and tailored induction. There is also a programme of ongoing training for directors.

The directors are committed to their own ongoing professional development and the Chair discusses training with each non-executive director at least annually. The Company Secretary oversees a training plan for the non-executive directors, with the plan for 2022 discussed at the Nomination and Governance Committee at the start of the year with the non-executive directors encouraged to suggest training topics of interest.

Induction

New non-executive directors like Scott Wheway and Cathy Turner receive a tailored induction that focuses on the Group's culture and values, stakeholders, strategy, structure, operations and governance.

The emphasis is on ensuring that the induction brings the business and its issues alive, taking account of the specific role the director has been appointed to fulfil and their skills and experience to date.

An induction pack is provided containing key corporate documents and information relating to the Group covering aspects such as the role of a director (including relevant Group policies such as anti-bribery, conflicts of interest, expenses, gifts and hospitality and share dealing), the Board and its Committees, financials and strategy, governance, risk management, culture, shareholders and training.

Meetings are scheduled with the directors, the Company Secretary, Group Executive Committee members and other senior managers to discuss aspects such as:
- Group strategy including key priorities and challenges
- Overview of the business and Group operations
- The UK banking regulatory framework, key legal risks and corporate governance
- Overview of the Board and relevant Committees
- People, culture, values, purpose and remuneration
- Environmental, Social and Governance priorities including climate and inclusion and diversity
- Cyber security, data protection and operational resilience
- Introduction to Finance (including meetings with auditors)
- Overview of the Risk function (including the Ring-Fenced Bank Risk Office) and Audit function
- Capital management and liquidity
- Business and Commercial Banking
- Mass Affluent
- Consumer Relationships
- Corporate and Institutional Banking
- Scottish Widows Group Limited and the Insurance, Pensions and Investments sub-group
- Lloyds Bank Corporate Markets plc and the Non-Ring-Fenced Bank sub-group
- LBG Equity Investments and the Equity sub-group

"

I received a comprehensive and thorough induction that provided clarity on the key issues facing the Group as a whole, together with specific insight into the insurance and pensions business. The induction equipped me with the necessary institutional knowledge to perform my roles as a non-executive director of Lloyds Banking Group and as Chair of Scottish Widows Group.

Scott Wheway
Non-executive director of Lloyds Banking Group plc and Chair of Scottish Widows Group

Group training modules

Non-executive directors are asked to complete training modules on a quarterly basis. In 2022, these modules were on:
- Information risk and cyber security
- Anti-bribery: fighting fraud and financial crime
- Conduct Rules
- Speak Up (the Group's whistleblowing programme)

Other training

Training sessions have been offered across a range of topics of particular interest that were chosen to complement the Board agenda and facilitate advanced discussion. Where training was offered online, the sessions have been recorded and made available to all directors. The topics are produced based on the level of knowledge and experience of Board members. Key topics during 2022 included:
- Banking Skills Refresh – Commercial and Retail
- Risk Management – Internal Capital Adequacy Assessment Process and Internal Liquidity Adequacy Assessment Process
- Treasury Insights – Opportunities and Risks

In addition to the above, a board incident management exercise was undertaken.

Committee specific training is agreed by Committee Chairs as and when needed such as IFRS 17 training this year for members of the Audit Committee and training for members of the Responsible Business Committee by external and internal subject matter experts on the themes of nature and biodiversity loss.

Directors who take on new roles or change roles during the year attend induction or handover meetings in respect of those new roles.

Audit and Risk Committee Forum for non-executive directors ▼

In November 2022 there was an inaugural Audit and Risk Committee Forum, which was attended by Group, Insurance and Lloyds Bank Corporate Markets Audit and Board Risk Committee members as well as colleagues from the business.

The aims of this informal forum were to network and to have interactive discussion to gain a shared understanding and appreciation of common areas of interest. The topics discussed were strategic transformation, data, risk and controls and climate risk. It is intended that the Forum will be held on an annual basis going forward.



Audit, risk and internal control

Audit and risk

There are formal policies and procedures in place designed to ensure the independence and effectiveness of the internal and external audit functions. Group Internal Audit is a single independent internal audit function, reporting to the Audit Committee. Further detail can be found in the sections headed 'Group Internal Audit' and 'Auditor independence and remuneration' on **page 98**.

The Board has delegated a number of responsibilities to the Audit Committee, including monitoring and reviewing financial reporting, the effectiveness of internal controls and the risk management framework, whistleblowing, the internal audit process and the external auditor's process. The Audit Committee reports regularly to the Board on its activities, and its report for 2022, confirming how it has discharged its duties, can be found on **pages 95 to 98**.

Requirements that the annual report is fair, balanced and understandable are considered during the drafting and reviewing process and the Board has concluded that the 2022 annual report meets this requirement. The Board is supported in this by its Audit Committee and a sign-off process involving different sections of the annual report being approved for inclusion by senior management, with additional review by the Group Disclosure Committee. The statement of directors' responsibilities can be found on **page 137** and the statement of the Auditor's responsibilities for the audit of the financial statements can be found on **page 208**. Related information on the Company's business model and strategy can be found on **pages 1 to 44**.

The Board is responsible for the Group's risk management and internal controls systems, including the determination of the nature and extent of risk the Company is willing to take. Risk is further managed through the Board-approved risk management framework, as discussed in the risk management report on **pages 139 to 195**. The Board Risk Committee assists the Board in fulfilling its risk governance and oversight responsibilities, including by the provision of advice to the Board on risk strategy and overseeing the development, implementation and maintenance of the Group's overall risk management framework, strategy, principles and policies and its risk appetite. The Board Risk Committee reports regularly to the Board on its activities and its report for 2022, confirming how it has discharged its duties, can be found on **pages 99 to 103**.

Internal control
Board responsibility

The Board is responsible for, and monitors, the Group's risk management and internal control systems. These are designed to facilitate effective and efficient operations and to ensure the quality and integrity of internal and external reporting and compliance with applicable laws and regulations and for the determination of the nature and extent of the principal risks the Group is willing to take in order to achieve its strategy. The directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The directors acknowledge their responsibilities in relation to the Group's risk management and internal control systems and for reviewing their effectiveness. In establishing and reviewing the risk management and internal control systems, the directors carried out a robust assessment of the emerging and principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control.

The process for identification, evaluation and management of the emerging and principal risks faced by the Group is integrated into the Group's overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a view of the Group's overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group's performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on **pages 139 to 195**. The Board concluded that the Group's risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group's profile and strategy.

Control effectiveness review

All material controls are recorded and assessed on a regular basis in response to triggers or at least annually. Control assessments consider both the adequacy of their design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks is aggregated by risk category, reported and monitored via the monthly Key Risk Insights or Consolidated Risk Report (CRR). The Key Risk Insights/CRR are reviewed and independently challenged by the Risk division and provided to the Risk Division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across the sub-groups. The RCSA System, Key Risk Insights or CRR are the sources used for this point in time assessment and a year-on-year comparison on control effectiveness is reported to the Board.

Reviews by the Board

The effectiveness of the risk management and internal control systems is reviewed at least annually by the Board and the Audit Committee, which also receive reports of reviews undertaken by the Risk division and Group Internal Audit. The Audit Committee receives reports from the Company's auditor, Deloitte LLP (which include details of significant internal control matters that they have identified) and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern. The Group's risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the Annual Report. The Group, Ring-Fenced Banks sub-group and Lloyds Bank Corporate Markets have achieved full compliance with BCBS 239 risk data aggregation and risk reporting requirements and actively continue to maintain this status.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Nomination and Governance Committee report
Increasing the diversity of the Board and executive remains an ongoing focus for the Committee



Robin Budenberg
Chair, Nomination and Governance Committee

Effective succession planning underpins the development of strong leadership across the Board and executive.

Key activities in 2022 ▼

- Board and senior executive succession planning
- Board recruitment and appointments
- Board and Committee composition, skills and training
- Outcomes from the externally facilitated Board evaluation
- Inclusion and diversity

Q&A ▼

Q How has the Nomination and Governance Committee (the Committee) ensured that the membership of the Board and its Committees remains appropriate?

A The Committee continually assesses the constitution of the Board and its Committees bearing in mind the strategic requirements of the Group and the need to ensure a strong, diverse and effective Board. The Board also regularly reviews the skills and experience of Board members, including requirements for the future. The appointments of Scott Wheway and Cathy Turner during 2022 helped strengthen the Board's overall breadth of experience and knowledge recognising, in particular, the significant financial services experience they both have.

Q What role did the Committee play in consideration of the senior executive appointments made during 2022?

A The Committee's responsibilities include oversight of the development of a diverse pipeline for succession at both Board and senior executive level. The Committee is also responsible for ensuring that senior executives have the right skills, values, attitude and energy to succeed. The Committee reviews the Group Chief Executive's executive succession planning, with this being given additional focus in 2022, recognising the number of executive appointments made following the launch of the Group's new strategy. See **page 93** for more details.

Q What are the key areas of focus for the Committee in 2023?

A Core areas of focus for 2023 will include a continued focus on succession planning at both Board and executive level, together with implementation of recommendations arising from this year's Board evaluation process. Further enhancing inclusion and diversity at Board and executive level, and beyond, will remain an ongoing area of key focus, together with managing the composition of the Board and its Committees.

Introduction

As mentioned in my introduction to the governance report on **page 72**, the Group launched an ambitious new strategy in February 2022, following which there have been a number of senior executive appointments made during the course of the year. A key area of focus for the Committee has consequently been consideration of the executive succession planning arrangements put in place by the Group Chief Executive, together with ensuring that the policy for the selection and appointment of senior executives is appropriate. Other key areas of focus for the Committee, also covered in this report, include succession planning at Board level, and the outcomes of the externally facilitated Board evaluation process.

Committee purpose and responsibilities

The purpose of the Committee is to keep the Board's governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company's arrangements are consistent with the highest corporate governance standards.

Board and Committee changes

Scott Wheway joined the Board as a non-executive director, and as a member of the Nomination and Governance Committee and Board Risk Committee, on 1 August 2022, and Cathy Turner joined the Board as a non-executive director, and member of the Remuneration Committee on 1 November 2022. Scott was also appointed Chair of the Scottish Widows Group with effect from 12 September 2022. Details of the selection process for these appointments can be found on **page 94**. I would like to take this opportunity to welcome Scott and Cathy, and also to thank Stuart Sinclair for his service to the Group following his retirement as a non-executive director at the Company's annual general meeting in May 2022.

Succession planning

Consideration has been given to tenure of Board members and potential future Board retirements, and the impact of these on membership of the Board and its Committees. The Committee's ongoing review of the structure, size and composition of the Board and its Committees helps ensure that the appropriate mix of knowledge, skills, experience, and diversity is maintained. A summary of Board and Committee composition and attendance can be found on **page 79**.

All changes to the Board and its Committees are overseen by the Committee. Strong succession planning remains a key focus to help ensure the continuation of an appropriate mix of skills, experience and backgrounds. The Committee also continues to consider the overall health of the executive talent pipeline, together with detailed executive succession planning. Key considerations include, for example, cultural and strategic capabilities which will help ensure the continued transformation of the Group and the delivery of its strategic aims. Further details on the Committee's approach to succession planning can be found on **page 93**.

Board effectiveness and training

As discussed in last year's report, the Board agreed the deferral of the Board evaluation due in 2021, with a view to an externally facilitated evaluation taking place during 2022. This was undertaken by an external board review specialist, Dr Tracy Long of Boardroom Review Limited, and full details of the review and its outcomes are provided on **page 89**. The Committee considered the outcomes of Dr Long's review and agreed, and recommended to the Board for approval, the action plan arising from the review. The Committee will oversee the implementation of the action plan during 2023. The Committee subsequently undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee, were considered by the Committee at its January 2023 meeting; it was considered that the performance of the Committee continues to be effective.

The Committee also oversees training undertaken by the non-executive directors. The Chair discusses training with each non-executive director at least annually and, as set out in the summary of Board training on **page 90**, training sessions have been offered across a range of topics of particular interest, in addition to mandatory training requirements. Learning and engagement opportunities have been undertaken by all non-executive directors in relation to material aspects of the Group's business.

Independence and time commitments

Based on its assessment for 2022, the Committee is satisfied that, throughout the year, all non-executive directors remained independent[1] in character and judgement.

In recommending directors for election and re-election at the annual general meeting, the Committee has reviewed the performance of each non-executive director and their ability to continue meeting the time commitments required, taking into consideration individual capabilities, skills and experiences and any potential conflicts of interest that have been disclosed. The external roles held by all directors were considered to be appropriate. During the processes leading to the appointment of Scott Wheway and Cathy Turner consideration was given to their external roles. In particular, the Committee noted that Cathy Turner's role as a partner at Manchester Square Partners was on a part-time basis and considered broadly equivalent to a non-executive directorship. Fuller details of any conflicts of interest can be found on **page 134**.

The Group's Corporate Governance Framework

The most recent annual review of the Corporate Governance Framework was finalised in May 2022. This review resulted in a simplified and more accessible framework, while remaining compliant with relevant obligations and best practice.

As part of its broader governance responsibilities, the Committee considered regular updates on developments in corporate governance during the year, including FCA Policy Statements on Diversity and Inclusion, and Consumer Duty, and the Economic Crime and Corporate Transparency Bill 2022. The Committee also considered correspondence with shareholders.

UK Corporate Governance Code

The Company applied the UK Corporate Governance Code 2018 for the year ending 31 December 2022 and complied with all the provisions. A detailed summary setting out the Company's compliance can be found on **page 73**.

The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee's terms of reference can be found at **www.lloydsbankinggroup. com/who-we-are/group-overview/corporate-governance**.

Committee composition, skills and experience

To ensure a broad representation of experienced and independent directors, membership of the Committee currently comprises the Chair, Deputy Chair (who is also the Senior Independent Director and Chair of the Remuneration Committee), the Chair of the Responsible Business Committee, together with a further independent non-executive director (who is the Chair of Scottish Widows Group). The Senior Independent Director of the Ring-Fenced Banks also attends meetings as an observer in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of his role in the Group's overall governance structure.

The Group Chief Executive attends meetings as appropriate. Details of Committee membership and meeting attendance during the year can be found on **page 79**.

1 The Chair was independent on appointment. Under the Code, thereafter the test of independence is not appropriate in relation to the Chair.

Succession planning ▼

Succession planning was a key focus for the Committee during 2022 not only at Board level but, in particular, across key senior management roles following the launch of the Group's new strategy in February 2022, which resulted in a number of new appointments. As part of its regular oversight and review of the adequacy and effectiveness of succession arrangements for executive directors and members of the senior executive, the Committee received and discussed regular updates from the Group Chief Executive covering the new operating model and executive succession planning arrangements. The strength and diversity of the internal and external appointments achieved was supported by the effectiveness of the Group's succession planning.

The Chair is responsible for developing and maintaining a succession plan for the Group Chief Executive who is, in turn, primarily responsible for developing and maintaining succession plans for key leadership positions in the senior executive team.

Effective succession planning assists the Group in delivering on its strategic objectives over the medium and longer term by ensuring the desired mix of skills and experience of Board members and executives, this being of particular relevance in the context of the Group's new strategy. The Board remains committed to developing talent within the executive and management levels across the Group in order to provide opportunities to develop a diverse pipeline of current and future leaders.

The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review and in leading the appointment process for nominations to the Board. This helps ensure continued focus on increasing the overall diversity of the Board, and capacity for future succession planning, also bearing in mind tenure of Board members and potential future retirements from the Board. The appointment process set out on the following page helps illustrate how this works in practice, highlighting the particular focus given to planning for individual roles with specific attributes. Alan Dickinson, the Deputy Chair and Senior Independent Director, will have served as a non-executive director for nine years in September 2023. When considering Alan's successor as Senior Independent Director, the Committee will give consideration to the recommendation of the FTSE Women Leaders Review that FTSE 350 companies should have at least one woman in the Chair or Senior Independent Director role, and/or one woman in the Chief Executive or Finance Director role by the end of 2025, as the Group does not meet this target as at the date of this report.

The Chair leads an ongoing assessment of the Board's collective technical and governance skill set and uses a Board skills matrix to track the Board's strengths and to identify any gaps in the desired collective skills profile of the Board. Consideration is given to a range of factors such as the Group's future strategic direction and helping to ensure that due weight is given to diversity in its broadest sense. The skills matrix is considered in the appointment of all Board members. The Group's diversity commitments and outcomes of the Board evaluation process are also taken into consideration.

Succession planning plays a key role in the recognition and promotion of diversity across the Board and senior management, further supported by a range of policies across the Group which promote the engagement of under-represented groups within the business in order to help continue to build a diverse talent pipeline. Further details can be found on **page 34**.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Nomination and Governance Committee report continued

Appointment process – non-executive directors ▼

In late 2021, following the announcement that Nick Prettejohn would stand down from the Board, the Board initiated a search process led by the Chair to identify an additional independent non-executive director, who would also succeed Nick as Chair of Scottish Widows Group. Similarly, following the announcement of Stuart Sinclair's intention to retire from the Board at the annual general meeting in 2022, a separate search process was initiated to identify a further independent non-executive director who would also serve as a member of the Remuneration Committee, this search similarly being led by the Chair. Competitive tender processes led to the appointment of Egon Zehnder (subsequently joined by Hedley May) for the former search process, and Russell Reynolds Associates for the latter. In each case, long lists of candidates were identified before being narrowed down to shortlists of preferred candidates who were then taken through interview processes. Initial interviews were in each case led by the Chair, supported by the Senior Independent Director and other non-executive directors, with the preferred candidates then also undertaking further meetings with certain other members of the Board and senior executive. Candidates for the Remuneration Committee related role also met with the Chief Financial Officer and the Chief People and Places Officer, while candidates for the Scottish Widows related role met with, amongst others, the Group Chief Executive and the Chief Executive Officer of Scottish Widows. The Senior Independent Director of Scottish Widows Group was also involved throughout the recruitment process for the Scottish Widows Group Chair.

During both processes, the Chair kept the Board and the Committee regularly informed on progress, with discussions being held throughout. Following the interviews and additional meetings, formal assessment of the final shortlisted candidates was undertaken against defined competencies, leading to Scott Wheway and Cathy Turner being identified as the preferred candidates for the respective roles, recognising their depth and breadth of relevant knowledge, skills and experience. The Committee's recommendations for each appointment were subsequently approved by the Board.

Each of these appointments involved a formal, rigorous and transparent appointment process based on merit and objective criteria, with due consideration being given to a broad range of factors such as diversity of gender, social and ethnic backgrounds, cognitive and personal strengths and the Group's future strategic direction. Each of Egon Zehnder, Hedley May and Russell Reynolds Associates have no connection with the Group or individual directors other than conducting external search services and related activity and, in the case of Russell Reynolds Associates, additional advisory services.

Board diversity policy

The Board diversity policy (the Policy) sets out the Board's approach to diversity and provides a high-level indication of the Board's approach to inclusion and diversity in senior management roles which is governed in greater detail through the Group's policies.

The Board places great emphasis on ensuring that its membership reflects diversity in its broadest sense. Consideration is given to the combination of demographics, skills, experience, race, age, gender, educational and professional background and other relevant personal attributes on the Board to provide the range of perspectives, insights and challenge needed to support good decision-making.

New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded Board and the diverse benefits each candidate can bring to the overall Board composition.

Objectives for achieving Board diversity are reviewed on a regular basis. On gender diversity, the Board is committed to maintaining at least four women Board members and over time will aim to reach 50 per cent representation of men and women on the Board to match the 50 per cent ambition that the Group has set for women in senior roles.

Reflecting these aspirations, the Board will also aim to meet the recommendations set out by the FTSE Women Leaders Review, noting that these recommendations, together with the Parker Review recommendations, have now been reflected in the FCA's Listing Rules and are effective for financial years commencing on or after 1 April 2022. The Board supports the focus on improving gender diversity at the most senior level and, as highlighted on the previous page, will give this due consideration during the appointment process for Alan Dickinson's successor as Senior Independent Director. The Board does not currently apply the Policy (which is updated annually and was last updated in January 2023) to individual Board Committees, but is comfortable that the diversity of the Board is reflected across Committee memberships. The representation of women on the Board is currently 45.5 per cent (based on five directors being women and six directors being men).

The Group has also set a target of 13 per cent of senior roles to be held by Black, Asian and Minority Ethnic executives by 2025. The Board will therefore aim to reflect this goal with regard to Board members. As at 31 December 2022, the Board continues to meet the recommendation of the Parker Review with two Black, Asian and Minority Ethnic Board members. As noted, the Board places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group's ambition of achieving 50 per cent of senior roles held by women by 2025, and of 13 per cent of senior roles held by Black, Asian and Minority Ethnic colleagues by 2025 (including a minimum of 3 per cent of senior roles being held by Black Heritage colleagues). This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for women and Black, Asian and Minority Ethnic colleagues and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.

As at 31 December 2022, the representation of women within the Group Executive Committee and their direct reports was 41.7 per cent in total (with 46.7 per cent for the Group Executive Committee and 41 per cent for their direct reports). The representation of women across all senior roles was 39.4 per cent, and Black, Asian and Minority Ethnic representation in senior roles was 10.2 per cent. The Group's Race Action Plan, which was launched during 2020, aims to drive cultural change, recruitment, and progression across the Group. This includes a goal to increase Black representation in senior roles from 0.6 per cent to at least 3 per cent by 2025. As at 31 December 2022, we have increased the representation of Black Heritage colleagues in senior roles to 1.4 per cent. Further details of the Race Action Plan, and the Group's further achievements in championing inclusion and diversity in its widest sense, can be found on **page 34**.

A copy of the Policy is available on our website at **www. lloydsbankinggroup.com/who-we-are/responsible-business/ downloads** and further information on the Board's broader approach to inclusion and diversity as part of its strategic priorities and continued investment in being a leading inclusive employer can be found on **page 34**.

Audit Committee report
Ensuring oversight of financial and narrative reporting and the internal control environment



Sarah Legg
Chair, Audit Committee

Assessing the impact of economic volatility on the financial statements and ensuring appropriate disclosure have been key considerations during the year.

Key activities in 2022 ▼

- Reviewing the continuous improvement in financial and regulatory reporting, and the effectiveness of the internal controls over financial reporting
- Monitoring the implementation of IFRS 17 and its impact on the financial statements in relation to insurance contracts
- Oversight of Climate Reporting with respect to the financial statements, as standards continue to evolve

Q&A ▼

Q How has the Audit Committee (the Committee) prioritised its agenda in view of economic volatility in 2022?

A As interest rates and inflation increased, particular attention was paid to areas of judgement and estimate that are sensitive to economic volatility ensuring that changing economic conditions have been reflected appropriately and in a timely manner. Disclosures were reviewed to ensure they support the understanding of the economic assumptions used. Where management judgement has been applied the reason for and impact of the judgements were examined.

Q How has the Committee considered developments in Climate Reporting during the year?

A Given the importance of this area, time was spent examining linkages between narrative reporting and the financial statements disclosures. Progress in the emerging area of controls over climate data and internal reporting capabilities were monitored. The Committee supports the commitment to continuous improvement in Climate Reporting, which will continue to be of focus in 2023 as external standards evolve.

Q Why is the work of the Committee important in respect of strategic delivery?

A The Committee provides oversight to the strategic development of the reporting environments, including longer-term improvements to processes and capabilities that underpin external reporting, key to wider stakeholder communication. The Committee benefits from the insight provided by internal and external audit, supporting rigorous review of strategic change.

Introduction

I am pleased to report on how the Committee has discharged its responsibilities during the year and I would like to thank fellow Committee members for their contributions throughout 2022. The Committee has also benefitted from the participation of Ring-Fenced Bank directors, who attend the Committee as observers, bringing insight on matters relevant to the Ring-Fenced Banks. Their role forms an important part of the overall governance of the Group, along with the valuable contributions from the chairs of the audit committees of Scottish Widows and Lloyds Bank Corporate Markets. The Audit Committee works closely with other Board Committees, and in 2022 we initiated a joint Audit and Risk Committee Forum to discuss governance topics of common interest. In September 2022, following a rigorous selection process involving all members of the Audit Committee, we were pleased to welcome Laura Needham as our Chief Internal Auditor.

Looking forward to 2023, along with the core responsibilities for the integrity of the financial reporting and control environment, the Committee will continue to monitor areas of continuous improvement on an end-to-end basis. Transition to IFRS 17, impacting insurance contracts, will receive continuing attention. We will engage on the government's proposals on audit reform, monitor developments with respect to climate-related disclosures, and oversee actions in relation to regulatory reports.

Committee purpose and responsibilities

The purpose of the Committee is to monitor and review the formal arrangements established by the Board in respect of the integrity of the financial reporting and narrative reporting of the Group and the Company, the independence and effectiveness of the internal and external audit functions, the effectiveness of the internal controls and the risk management framework and the adequacy and security of the arrangements for whistleblowing. This includes the statutory audit of the consolidated financial statements and the independence of the statutory external auditor. The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee's terms of reference, which can be found at **www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance**. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure Guidance and Transparency Rule 7.1.3R.

During the year the Committee considered a number of issues relating to the Group's financial reporting. These issues are summarised on the following pages, including discussion of the conclusions the Committee reached, and the key factors considered in reaching these conclusions. In addition, the Committee considered a number of other issues not related directly to financial reporting, including internal controls, internal audit and external audit. These issues are also discussed in detail on the final page of the report.

Committee composition, skills, experience and operation

The Committee acts independently of the executive to ensure the interests of shareholders are properly protected in relation to financial reporting and internal control.

All members of the Committee are independent non-executive directors with competence in the financial sector, and their biographies can be found on **pages 74 to 75**. Sarah Legg is a Fellow of the Chartered Institute of Management Accountants and of the Association of Corporate Treasurers, with extensive knowledge of financial markets, treasury, risk management and international accounting standards. She is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code, and is the Audit Committee financial expert for SEC purposes.

During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see **page 78**.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Audit Committee report continued

The Committee undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee (which, for 2022, was externally facilitated) were considered by the Committee at its January 2023 meeting. It was considered that the performance of the Committee continues to be effective.

While the Committee's membership comprises the non-executive directors noted on **page 79**, all non-executive directors may attend meetings as agreed with the Chair of the Committee. The Group Financial Controller, Chief Internal Auditor, the external auditor, the Group Chief Executive, the Chief Financial Officer and the Chief Risk Officer also attend meetings as appropriate. Details of Committee membership and meeting attendance can be found on **page 79**.

Matters considered during 2022 ▼

	Jan	Feb	Apr	Jun	Jul	Oct
Reporting						
Review of external reporting documents	●	●	●	○	●	●
Significant accounting judgements	●	●	●	●	●	●
Going concern assumption/viability statement	○	●	○	○	●	○
Regulatory reporting	●	●	●	●	●	●
Climate related reporting	●	○	○	●	○	●
Activities of subsidiary audit committees	●	●	○	○	●	●
IFRS 17	○	○	●	○	○	●
Audit and corporate governance reforms[1]	○	○	○	●	○	●
Control environment						
Control effectiveness (including Sarbanes-Oxley)	●	●	●	●	○	●
Annual review of risk management framework and control effectiveness review summary	●	○	○	○	○	○
Group Audit						
Reports from Group Internal Audit, including Speak Up (whistleblowing)	●	○	●	○	●	●
External audit						
Reports from the external auditor including external audit plan	●	●	●	●	●	●
Appointment, remuneration, non-audit services and effectiveness	○	●	●	○	●	●
Other						
Audit Committee effectiveness review	●	○	○	○	○	○
Finance strategy	○	○	●	○	○	●

1   Review of the government's response to the consultation 'Restoring trust in audit and corporate governance'.

Financial reporting

During the year, and in relation to the year ended 31 December 2022, the Committee considered the following issues in relation to the Group's financial statements and disclosures, with input from management, the Risk division, Group Internal Audit and the external auditor.

	Key issues	Committee review and conclusion
Allowance for Impairments on Loans and Advances 31 December 2022: £4,903 million 31 December 2021: £4,042 million	The Group's impairment provision is dependent on management's judgements on matters such as future interest rates, house prices and unemployment rates, as well as its assessment of a customer's current financial position and whether the exposure has suffered a significant increase in credit risk.	During the year, the Committee has challenged the judgements and estimates used to calculate the provision for expected credit losses (ECL). Judgemental adjustments for COVID-19 impacts have been largely released, with inflationary risks an increased focus area. The Committee has also overseen the Group's investment to deliver ECL assessment and sensitivity analysis with improved speed and accuracy, allowing for a more robust assessment of late-breaking news on the economic outlook and a reduced need for overlays. Note 19 to the financial statements includes details of the Group's ECLs allowances, including those resulting from management judgements (31 December 2022: £330 million; 31 December 2021: £1,284 million). The Committee has reviewed management's rationale for these provisions and has challenged whether the additional provisions are appropriate. **Conclusion:** The Committee was satisfied that the impairment provision and the disclosures provided in the financial statements were appropriate.

	Key issues	Committee review and conclusion
Going Concern and Viability Statement	The directors are required to confirm whether they have a reasonable expectation that the Company and the Group will be able to continue to operate and meet their liabilities as they fall due for a specified period. The viability statement must also disclose the basis for the directors' conclusions and explain why the period chosen is appropriate.	The Committee assisted the Board in determining the appropriateness of adopting the going concern basis of accounting and in performing the assessment of the viability of the Company and the Group. These assessments were based on the Group's operating, funding and capital plans which included consideration of climate-related matters on the Group's performance and its projected funding and capital position. The Committee also took into account the results of the Group's stress testing activities (**page 144**), its principal risks (**page 39 to 41**) and its emerging risks (**page 43**). **Conclusion:** The Committee determined that the going concern basis of accounting was appropriate, advised the Board that three years was a suitable period of review for the viability statement, and that the viability statement could be provided. The viability statement is disclosed within the directors' report on **page 44**.
Uncertain Tax Positions	The Group has open tax matters which require it to make judgements about the most likely outcome for the purposes of calculating its tax position.	The Committee reviewed management's assessment of the Group's uncertain tax positions, which took into account the views of the relevant tax authorities and any external advice it received. In particular, it considered the Group's claim for group relief of losses incurred in its former Irish banking subsidiary. **Conclusion:** The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate.
Retirement Benefit Obligations 31 December 2022: £28,965 million 31 December 2021: £47,130 million	The value of the Group's defined benefit pension plan obligations, which has reduced significantly during the year as a result of the increase in both gilt yields and corporate bond credit spreads, is determined using both financial and demographic assumptions.	The Committee reviewed the process used by management to determine appropriate assumptions to calculate the Group's defined benefit liabilities. These included the discount rate, the future rate of inflation and expected mortality rates. **Conclusion:** The Committee was satisfied that management had used appropriate assumptions that reflected the Group's most recent experience and were consistent with market data and other information.
Value-In-Force (VIF) Asset and Insurance Liabilities 31 December 2022: VIF asset: £5,419 million; insurance liabilities: £106,893 million 31 December 2021: VIF asset: £5,514 million; insurance liabilities: £123,423 million	Determining the value of the VIF asset and insurance liabilities requires management to make significant estimates for both economic and non-economic actuarial assumptions.	The Committee considered updates from management and from the Group's Insurance Audit Committee summarising its activities, which included a review of the economic and non-economic assumptions made by management to determine the Group's VIF asset and insurance liabilities. The most significant assumptions were in respect of workplace pension persistency, annuitant longevity, and expenses. **Conclusion:** The Committee was satisfied that the assumptions used to calculate the VIF asset and liabilities arising from insurance contracts and participating investment contracts were appropriate. The Committee also noted that no VIF asset is recognised under IFRS 17, which the Group adopted on 1 January 2023, and that the derecognition of this asset formed part of the IFRS 17 transition adjustments as at that date.
Climate-Related Financial Disclosures	Whilst the Committee noted that there has been a significant improvement in the Group's climate change reporting within the annual report and accounts, it believes that further enhancements will be possible as the availability of robust data increases.	During the year, the Committee has discussed with management improvements that can be made to the Group's climate-related disclosures within its financial statements. The Group has included within its 2022 disclosures: an analysis of vehicle types for the Group finance lease receivables and operating lease assets, the energy performance certificate (EPC) distribution of the Group's mortgage book, further detail on the climate-related risks impacting the Group's pension schemes and more detailed information on sector-specific lending. The disclosures were prepared in accordance with the Task-Force on Climate related Financial Disclosures (TCFD) recommendations. The Committee also discussed with management its plans for future disclosures, including the processes being put in place to ensure that the disclosures are robust, granular and specific to the Group. **Conclusion:** Whilst recognising that there is more to be done in future years, the Committee was satisfied with the Group's climate-related disclosures in its financial statements for the year ended 31 December 2022.
Conduct risk provisions	During 2022, the Group made provisions of £255 million (2021: £1,300 million), including £50 million for HBOS Reading (2021: £790 million). Management judgement is used to determine the expected costs of remediation and, where appropriate, the related administration costs.	The Committee has received regular updates on the Group's conduct risk matters and the progress it has made including updates on HBOS Reading. **Conclusion:** The Committee has considered management's assessment of the Group's provision for conduct-related matters and was satisfied that the provisions were appropriate.

Other significant issues
The following matters were also considered by the Committee.

Risk management and internal control systems
Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on **pages 139 to 195**. Specific related matters that the Committee considered for the year included:
- The effectiveness of systems for internal control, financial reporting and risk management
- The extent of the work undertaken across the Group to ensure that the control environment continued to operate effectively
- The major findings of internal investigations into control weaknesses, fraud or misconduct and management's response, along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes-Oxley Act (SOX)

- Specifically the Committee continued to closely monitor the deficiencies identified in respect of privileged and user access across certain business applications and associated IT infrastructure and the Group's plans to address the control findings identified
- The Committee was also updated on the programme of continuous improvement across the SOX control environment, including placing greater emphasis on preventative controls operated across the business

The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.

Audit Committee report continued

Risk-weighted assets (RWA) and regulatory reporting

The focus on the quality of regulatory reporting continues to be high on the PRA's agenda. To date, a number of skilled person independent reviews have been commissioned across the industry to review the governance, controls and processes supporting the regulator reporting framework within firms. As part of our continued focus on strengthening our control environment in both financial and regulatory reporting, management established a Regulatory Reporting Review project in 2020. Involving first, second and third line, this programme has continued to review our regulatory reporting activities and where necessary, enhance our governance and control framework, with a link to longer-term and strategic initiatives also being considered. The Committee also commissioned an ongoing programme of external assurance on regulatory reporting with the focus of activity to date on risk-weighted assets. Management have provided regular updates to the Committee over the year to highlight progress made in improving the reporting control environment across a number of regulatory reports.

Segmental reporting

During the year the Group considered the impact of a restructure on its external segmental reporting. The Committee reviewed the analysis prepared by management which noted that the primary focus of the Group Executive Committee (GEC), which is the Group's chief operating decision maker, remains the Group's divisional performance and that this is reflected in the Group's reporting to GEC. The Committee agreed with management's conclusion that its operating segments are the three divisions and that it is appropriate for the Group to provide external disclosure on this basis.

IFRS 17

The Committee has been updated on the Group's IFRS 17 implementation programme throughout 2022 and in prior years and held a session dedicated to IFRS 17 in October 2022. This session included a discussion of the financial impacts, which included the expected adjustment to the Group's opening equity at 1 January 2022, the effect that IFRS 17 will have on the Group's underlying profit and the one-off impact of modifying customer contracts to include drawdown benefits during 2022. The Committee also discussed the Group's control framework in relation to both the transition and the business as usual processes to be adopted in the future.

Restoring trust in audit and corporate governance

During the year the Committee has received updates on the government's response to the white paper 'Restoring trust in audit and corporate governance'. The Group broadly welcomes the proposals and the expected implementation approach, which will be through a combination of primary legislation, secondary legislation (statutory instruments) and regulation. Whilst this is likely to lead to an uncertain implementation timetable, it will allow the proposals to be fine-tuned to achieve the right outcome. The government has indicated that the primary legislation should receive Royal Assent in the first half of 2024. The Group has started to consider the actions that it will need to take as a result of the expected legislation; these plans will continue to be developed as the timelines and precise requirements evolve during 2023.

Audit and Risk Committee Forum

It was agreed between the Chairs of the Committee and the Board Risk Committee to hold during the year a joint forum. The purpose of the forum was to discuss governance topics of common interest between the Audit and Board Risk Committee. The themes reviewed were data, the strategic transformation of the Group and climate. In addition, the embedding of the Group's risk and control framework was considered. Further information on the forum is contained on **page 90**.

Group Internal Audit

In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:
- Approved the annual audit plan and budget, including resource
- Reviewed progress against the plan through the year through updates including quarterly reports on the activities undertaken and six-monthly reports from the internal audit Quality Assurance team
- Considered the major findings of significant internal audits, and management's response
- Monitored the progress of internal audit's coverage of key risk themes across the Group, including Transition to Net Zero, Workforce of the Future, Customers in Financial Difficulty, Data Quality, Supplier Partnerships and Strategic Delivery
- Monitored completion of the enhancements identified by the third party who assessed the effectiveness of the internal audit function in 2021

Speak Up (the Group's whistleblowing service)

The Committee received and considered reports from management on the Group's whistleblowing arrangements. The Committee reviewed the reports to ensure there are arrangements in place which colleagues can use in confidence and without fear of retaliation, to report concerns about inappropriate and unacceptable practices, that these arrangements are well-publicised and that there is proportionate and independent investigation of such matters or appropriate follow-up. The Committee reported on its consideration of whistleblowing arrangements to the Board.

Auditor independence and remuneration

The Committee is responsible for establishing the Group's policies and procedures designed to protect the independence and objectivity of the external auditor. In April 2022, the Committee reviewed its non-audit services policy; no substantive changes were made to the policy.

The policy details those services that the auditor is permitted to carry out and pre-approves certain of these services provided the fee is below a threshold; all other permitted services must be specifically approved in advance by the Committee. Prior to the engagement of the auditor for a permitted service, the policy requires that senior management confirms whether the Committee has pre-approved the service or specific approval is required. The total amount of fees paid to the auditor for both audit and non-audit related services in 2022 and further information on the policy is disclosed in note 12 to the financial statements.

External auditor

Following an external audit tender in 2018, Deloitte LLP (Deloitte) was appointed as auditor of the Company and the Group with effect from the 2021 financial year. Mike Lloyd is the statutory audit partner for the Group and attends all meetings of the Committee.

The Committee oversees the relationship with the external auditor including its terms of engagement and remuneration and monitors its independence and objectivity. During 2022, the Committee reviewed Deloitte's audit plan, including the underlying methodology, and Deloitte's risk identification processes. In its assessment of Deloitte's performance and effectiveness, the Committee has considered: Deloitte's interactions with the Committee; the responses to a questionnaire issued to the Group's businesses, Finance, Risk and Internal Audit; and the Financial Reporting Council's (FRC) Audit Quality Inspection Report published in July 2022. The Committee concluded that it was satisfied with the auditor's performance and recommended to the Board a proposal for the re-appointment of the auditor at the Company's Annual General Meeting.

Statutory Audit Services compliance

The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services, for the year to 31 December 2022. There are no plans as at the date of this report to conduct a tender exercise for external audit services.

Board Risk Committee report
Effective risk management is core to successful delivery of the Group's strategy



Catherine Woods
Chair, Board Risk Committee

Challenges resulting from the rising cost of living and broader macroeconomic uncertainties have been central to the Committee's considerations this year.

Key activities in 2022 ▼

- Reviewed progress on the Group's climate risk framework and scenario analysis capabilities
- Considered the ongoing effects of the pandemic, the rising cost of living, increasing interest rates, and other macroeconomic uncertainties, on both the Group and its customers
- Assessing the management of operational resilience risks, including cyber, supplier management and technology risks
- Considered the management of change and execution risks in the delivery of the Group's strategy
- Overseeing management of economic crime risks
- Reviewing management of the Group's balance sheet including structural hedge activity
- Assessment of key emerging risks and oversight of strategic risks

Q&A ▼

Q How has the Board Risk Committee (the Committee) assessed the impacts of the rising cost of living, and broader macroeconomic uncertainties, on the Group's customers?

A These areas, together with ensuring that the Group continues to focus on supporting its customers, have been key areas of discussion and debate for the Committee this year. In addition to these topics featuring within regular reports from the Chief Risk Officer, the Committee has also considered a number of deep dives and reports looking at the current and potential credit impacts across the Group's commercial and retail customer portfolios, together with a focus on our capabilities and ability to support customers and businesses who may get into financial difficulty.

Q How is the Committee considering the risks associated with implementation of the Group's new strategy?

A Consideration has been given to a wide range of areas where implementation of the Group's new strategy gives rise to potential risks in relation to the execution of change and impact on different risk types. This included deep dives and updates across areas such as change and execution risk, technology resilience, data risk, people risk and cyber risk. The Committee also focused on the operational resilience of the Group's critical business processes and important business services. Further information is set out on the following pages, within the commentary on each risk type.

Q What are the key areas of focus for the Committee in 2023?

A The Committee will continue to consider the following important areas:
- Ensuring that progress continues to be made on climate risk management and ESG
- Effective oversight of the Group's strategic transformation
- Continuing impacts of the rising cost of living, increasing interest rates, macroeconomic uncertainties and geopolitical risks
- Ensuring effective support for customers in financial difficulty, delivery of Consumer Duty requirements and good customer outcomes
- Effective management of operational resilience risks, including supplier management, cyber and technology risks
- Management of people risk and progress with delivery of the Group's strategic and cultural transformation
- Oversight of the continued embedding of the Group's operational risk and control framework to deliver proactive and continuous risk management

Introduction

I am pleased to report on how the Committee has discharged its responsibilities throughout 2022, a year in which the potential impacts of a range of external factors have been key considerations for the Committee. In addition, the Committee has focused on risks related to delivery of the Group's strategy with key areas of focus including the management of change and execution risk, technology resilience, data, people and cyber risks, and operational resilience of the Group's critical business processes and important business services. Changes implemented during 2021, to simplify how the Committee operates have continued in 2022 to help ensure an appropriate level of focus on key areas of risk.

While the prevalence and some of the more direct impacts of the pandemic have largely subsided during 2022, the broader impacts continue to be felt throughout the economy. Together with other events, such as the situation in Ukraine, these factors have all contributed to matters such as supply chain issues, inflation, higher interest rates and, ultimately, the increasing cost of living which impacts the Group, and its customers. A core consideration has been how the Group can continue to best support its customers against this backdrop; these will remain key areas of focus for the Committee during the year ahead. Understanding the impacts of climate risk also remains central to the Committee's activities.

I would like to take this opportunity to welcome Scott Wheway as a member of the Committee, following his appointment to the Board, and the Committee, in August 2022. Scott brings additional depth and breadth of experience of large-scale banking and insurance to the Committee's considerations.

Committee purpose and responsibilities

The Committee assists the Board in fulfilling its risk governance and oversight roles and responsibilities. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group's agreed risk appetite, including the extent and categories of risk which the Board considers as acceptable for the Group to bear. A review and update of the Committee's terms of reference was completed during the year, ensuring alignment with the Risk Coalition principles and broader best practice standards.

The Committee is responsible for reviewing and reporting its conclusions to the Board on the Group's risk management framework, which captures risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material, amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.

More details on the Group's wider approach to risk management can be found in the risk management section on **pages 138 to 195**. Full details of the Committee's responsibilities are set out in its terms of reference, which can be found at **www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance**.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Board Risk Committee report continued

Committee composition, skills, experience and operation

As mentioned in my introduction, we welcomed Scott Wheway as a member of the Committee during the year, bringing the current membership up to four non-executive directors. Scott's appointment further enhances the Committee's breadth of experience, knowledge, and awareness of the importance of delivering the right outcomes for our customers. Two of the three designated independent non-executive directors of the Ring-Fenced Banks also attend meetings as observers in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of their role in the Group's overall governance structure. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the executive also attend meetings as appropriate.

The Committee undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee (which, for 2022, was externally facilitated), were considered by the Committee at its January 2023 meeting; it was considered that the performance of the Committee continues to be effective. Details of the Board evaluation process can be found on **page 89**. Details of Committee membership and meeting attendance can be found on **page 79**.

As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the executive Group Risk Committee. These interactions help ensure the appropriate escalation of relevant matters to the Committee for review and consideration.

Matters considered by the Committee

During 2022, the Committee considered a wide range of risks facing the Group and its Ring-Fenced Banks, both current and forward looking, across all key areas of risk management, in addition to risk culture and risk appetite. Changes implemented during 2021 which enhanced the way the Committee operates have continued to support the Committee in focusing on key risk topics through, for example, the use of deep dives to provide greater analysis of particular areas.

The following pages provide a summary of the risks considered by the Committee, with an outline of the material factors considered, and the conclusions which were ultimately reached. The Committee continues to be supported by the IT and Cyber Advisory Forum, which dedicates additional time and resource to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks, as highlighted on **page 81** in Our focus on cyber security and risk. The Chair and other members of the Committee attend this Forum.

The Board Risk Committee Chair is a member of the Audit Committee, in addition to the Audit Committee Chair being a member of the Board Risk Committee; this close interaction helps ensure that common issues of interest are addressed appropriately. During 2022, this was further enhanced through a Group-wide Audit and Risk Committee Forum being held which provided an opportunity for in-depth discussion on key areas of common interest. Further information about this Forum can be found on **page 90**. In addition, there is regular interaction with the Responsible Business Committee, especially on climate risk, and with the Remuneration Committee on the alignment of remuneration to risk performance.

The Committee also reviewed regular updates from the non-Ring-Fenced Bank and Insurance sub-groups, headed up by Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited respectively, summarising key discussions and decisions taken at the relevant entities' risk committees. During 2022, the Committee also considered deep dives on the Insurance sub-group and specifically on the recently acquired Embark business.

Activities for the year ▼

Risk type	Key issues	Committee review and conclusion
Conduct risk		
Customers in financial difficulty	The Group's management of conduct risks and issues associated with customers in financial difficulty.	During 2022, the Committee noted the continued progress on supporting customers in financial difficulty. The significant transformation activities delivered in recent years have ensured sustained fair customer outcomes are being delivered, with enhanced support for the most vulnerable. For Business Banking and SME customers, the Committee recognised the substantial transformation to support businesses post-pandemic and noted ongoing investment to improve colleague capability and customer treatments.
		The Committee reviewed the emerging trends on conduct risk such as the heightened risks presented by the cost of living crisis. The work to proactively identify and engage customers most impacted by the crisis was recognised. The Committee gave support for a continued proactive response to support the challenges faced by customers.
		Conclusion: The Committee recognises the extensive work completed to support both retail and business customers in financial difficulty. Whilst significant improvements have been made, this will remain an area of focus for the Committee during 2023. The Committee will continue to monitor the ongoing activity to support customers and businesses as the cost of living crisis continues.
Rectifications and complaints	The Group's management of customer rectifications; resolving customer complaints in a timely and fair manner, together with eradicating the causes for complaints through root cause analysis.	Throughout 2022, the Committee received updates on the Group's complaints and rectifications performance. The Committee was encouraged to see the progress being made in reducing the number of rectifications throughout the year. The Committee has also been kept informed of progress against Board risk appetite metrics for complaints, which are within appetite, and have been appraised of the rollout of the Group's new complaint management system.
		Conclusion: The Committee will continue to focus on customers awaiting remediation and the time taken to close customer complaints in 2023 along with root cause analysis and read-across activity to ensure learnings are taken on board to help minimise future events.

Risk type	Key issues	Committee review and conclusion
Consumer Duty	Implementation and embedding of the FCA's new Consumer Duty rules across the Group.	The Committee has received updates on the Consumer Duty Programme throughout 2022. The Group's implementation plan was approved by the Responsible Business Committee in October in line with FCA requirements. As a critical element of Consumer Duty, it is vital that focus remains on the delivery of the key cultural initiatives, the development of Group MI reporting and third-party requirements. Ongoing engagement and transparency with regulators will be critical. **Conclusion:** The Committee recognises the significance of the embedding of the Consumer Duty requirements and will monitor as appropriate the ongoing delivery and evolution through the key delivery dates of July 2023 and July 2024.
Financial risk – covering credit and market risk		
Commercial credit quality	Risks and external threats to the commercial credit portfolio, including cost of living related impacts, together with sectors potentially exposed to the impact of EU exit, Ukraine/Russia conflict and climate risks.	The Committee provided oversight of the Commercial Banking portfolio via regular credit quality papers, sector deep dives, and updates on climate risk and opportunities. Specific consideration is given to topics adopting a risk-based approach and this year there were spotlights on the Group's financial sponsors portfolio, leveraged and project finance exposures and the Commercial Real Estate sector. Discussion was also held regarding risk-adjusted returns across the portfolio. The Committee also reviewed the impact of the rising cost of living, increasing interest rates and emerging risks across a range of sectors, including those considered more vulnerable to the wider economic backdrop or structural change, those potentially exposed to the impacts of the UK's exit from the EU, sectors impacted by supply chain impacts due to the Ukraine/Russia conflict, and those exposed to increased levels of physical and transitional climate risk. **Conclusion:** While recognising the risks in the portfolio, the Committee was satisfied that management were continuing to take appropriate action to mitigate and address current and horizon risks.
Consumer credit quality	Risks relating to Consumer lending, including cost of living related impacts and climate-related risks. Areas such as Consumer secured lending, buy-to-let, motor, Business Banking, and unsecured portfolios, together with customer indebtedness.	The Committee reviewed the performance of the Consumer portfolio via regular credit quality updates. Consideration is given to topics adopting a risk-based approach and this year additional focus was given to legacy mortgage exposures (originated during the period 2006 to 2008), which continue to run off, as well as risk-adjusted returns across the portfolio. Enhanced monitoring is in place to provide early warning of any adverse trends requiring further action and the Group continues to closely monitor and manage higher risk segments, such as customers with higher indebtedness levels or lower incomes, and customers impacted by the rising cost of living and increasing interest rates. **Conclusion:** The Committee is satisfied that appropriate lending controls and monitoring are in place to control risks across the Consumer lending portfolios and that there is an effective framework in place for ongoing risk management.
Balance sheet management and structural hedge	Management of the Group's balance sheet and structural hedging programme, given the impact of uncertain customer behaviour in a rising interest rate environment.	A key focus for the Group in 2022 has been the management of the balance sheet and resulting market and liquidity risks through a period of significant increases in interest rates and uncertainty over future customer behaviour. An update was presented to the Committee providing an overview of deposit trends as well as the future risks to changes in the volume and mix of deposits. The Committee discussed the risks associated with the current strategy, the governance framework supporting the decisions and the implications should customer behaviour not match expectations. **Conclusion:** Proactive management and close monitoring of the associated risks continue, with a focus on the evolving macroeconomic outlook and the implications for customer behaviour. The Committee was satisfied that management was taking the appropriate actions to monitor and mitigate the risks, while recognising that this will remain a key priority in 2023.
Model risk	Model risk continues to be an area of significant activity and importance, both internally and externally.	The Committee received further updates on progress to satisfy new prudential modelling requirements relating to credit risk capital models (primarily the new Capital Requirements Directive (CRD) IV regulations) and market risk models within IBOR transition activities, in addition to the model risk management and governance approach. This included amendments being proposed following both firm specific and industry-wide regulatory feedback. The Group continues to increase resources available and to enhance model risk management and governance to meet increasing internal and external demands. The Committee was also kept abreast of model risk management activity relating to advanced analytics (such as machine learning/artificial intelligence) models and associated aspects such as data ethics, and climate, as the Group continues to develop its capability in these areas. **Conclusion:** Communication with the PRA, to ensure that CRDIV and IBOR prudential change related submissions fulfil their requirements, continues. In terms of performance, the models continue to function adequately within the ongoing uncertain economic environment. Monitoring will continue as the economy recovers. The Committee is comfortable that the development of new model types is subject to appropriate risk control.
Climate risk		
Climate risk	Climate change, sustainability, and the potential impact to the Group and its customers, including those from the transition to net zero and the Group's strategic response.	Climate risk remains a key issue for the Group, with regular updates provided to the Committee on the Group's progress to develop climate risk capabilities. This activity supports oversight of how the Group is meeting external expectations, including those from the PRA on managing the financial risks from climate change. The Committee continues to ensure that climate risk management capabilities are developing at pace, including the quantification and measurement of climate risk, and ensuring an appropriate risk appetite is established. In 2022, the Committee discussed the approach to developing climate scenario analysis capabilities, informed by activity from the Bank of England's Climate Biennial Exploratory Scenario (CBES) including the second round of the exercise conducted earlier in 2022. The Committee has also been updated on the Group's net zero strategy, supported by engagement through other committees (such as the Responsible Business Committee) to ensure appropriate oversight of the Group's net zero ambitions. The Committee provided input on discussions regarding strategic participation choices, as well as considering potential greenwashing risks. **Conclusion:** The Committee has been satisfied with the progress made in climate risk management during 2022, with the expectation to expand focus in 2023 towards broader ESG themes. The Committee will continue to closely monitor climate-related risks, including the delivery of climate-related commitments, data requirements, and development of further Board risk appetite metrics.

Board Risk Committee report continued

Activities for the year continued

Risk type	Key issues	Committee review and conclusion
Operational risk		
One RCSA implementation	The embedding of One Risk and Control Self-Assessment (One RCSA) as part of the Group's risk and control strategy to deliver a stronger risk culture and simplified risk and control environment.	The Group delivered on its One RCSA implementation plan by the end of 2021. Management's focus for 2022 moved to embedding One RCSA and ensuring that a complete and accurate view of the Group's risk and control environment is maintained through a culture of proactive and continuous risk management. The Committee has been provided with regular progress updates, including a deep dive that provided practical insights from business units on One RCSA embedding and the business value that has been realised. One RCSA also lays the foundations for broader review of the Group's risk management framework, to reflect the Group's new change model and ensure that risk management activities are actively driving safe delivery of the Group's strategy. Management will progress this activity in 2023. In 2022, the Committee also noted good progress in designing and implementing an end-to-end accountability model that aligns to revised Group structure and strategic ambitions. **Conclusion:** In line with expectations, the Group is on track to embed One RCSA by the end of 2023. The Committee will continue to monitor progress alongside the implementation of end-to-end accountability and the strengthening of the control environment. Whilst it is currently fit for purpose, the Committee is supportive of the broader review of the risk management framework and will review the proposals in 2023.
Operational resilience (IT resilience, cyber, supply chain/supplier management)	Operational resilience is one of the Group's most important non-financial risks. Enhancements continue to be made to the Group's resilience to better serve customers and to address regulatory priorities.	During 2022, the Committee received reports on the Group's identification of important business services and associated impact tolerances in response to Regulatory Policy Statements on Operational Resilience published in March 2021. The Committee reviewed two Group-wide self-assessments covering progress on the enhancements needed to ensure the Group's important business services can be recovered within impact tolerance by March 2025. Updates have also been presented on investment and associated risk impacts. In addition, the Committee reviewed a deep dive on the risks related to the Group's payments business. All security and cloud risks have been appropriately covered. Given the significance of the risk to the Group, the Committee is supported by the IT and Cyber Advisory Forum specifically focused on IT and cyber risks. **Conclusion:** The Committee remains focused on the operational resilience of the Group's critical business processes and important business services and has drawn valuable insight from the discussions this year. The Committee considers that governance of operational resilience risk is robust and supports the Group in meeting new regulatory requirements, and that activities in plan (such as migration to cloud) will enhance the ongoing resilience of key services to the Group's customers.
Data risk	Legacy challenges in the Group's data control environment to enable strategic objectives.	Data risk continues to be an area of significant regulatory and media attention. Quarterly updates have been provided to the Committee on the development and mobilisation of the data strategy in response to legacy data risk challenges. Committee members have been supportive of the plans, encouraging consideration of capability and cultural factors which might inhibit progress. It has been recognised that activity must be prioritised against a broad transformation agenda. The Committee will continue to be updated on any trade-offs or delays via regular reporting. **Conclusion:** The Committee is supportive of the data strategy and approach, recognising the complex roadmap of initiatives planned over a number of years. Delivery of the strategy is critical, given data is a key enabler for the overall Group strategy.
People risk	Ensuring the Group is able to attract and retain the right skills and capabilities with a continued focus on colleague wellbeing and sentiment as the Group's strategic and cultural transformation evolves.	People risk remains a key risk and progress is required to deliver the Group's strategic and cultural transformation over the next three years via Strategic Workforce Planning. Internal pressures coupled with a difficult external economic environment have been key considerations and the monitoring of colleague sentiment and wellbeing around these continues. The Committee considered a deep dive into the people risk profile where cost of living pressures, colleague attrition and the risk of upward reward pressure were deemed most material. **Conclusion:** The Committee supports the actions being taken to manage people risk and the challenges faced in the current landscape. Given its continuing importance, people risk will remain a key area of focus for 2023.
Change and execution risk (strategic transformation oversight)	Risks associated with the extensive current and future Group strategic change agenda, recognising challenges faced in ensuring both successful delivery and embedding of change.	In view of the scale of change, the Committee discussed a deep dive on change and execution risk in 2022, which focused on activities already undertaken and how horizon risks are being managed. The Committee also considers change and execution risk within other linked risk types, such as operational resilience and supplier risks, and when investment activities are discussed. The focus for 2022 has centred on establishing the change delivery mechanism to support the Group's strategic growth ambitions, bringing a closer relationship between investment funding, business unit change delivery and technology. Monitoring the safe delivery of the existing portfolio of change activity has been critical and, along with the continued enhancement of change risks and controls, will remain important through 2023. In addition, 2022 has seen significant focus on change capability to support the Group's business and technology transformation plans. The IT and Cyber Advisory Forum and the Committee have maintained close evaluation of the Group's strategic transformation, with dedicated deep dives on data, cyber and resilience, alongside a full review of how the Board will maintain ongoing effective oversight of the strategic change portfolio. **Conclusion:** The Committee will continue its focus on the management of change and execution risk within appetite and on monitoring progress with enhancement of the change delivery approach, the execution risk metrics, and the maturity of the new platform-based operating model to support technology and strategic change activities.

Risk type	Key issues	Committee review and conclusion
Fraud	The Group's management of fraud risk, while continuing to minimise the impact to genuine customer journeys. A key focus is on cross-industry engagement to prevent and disrupt fraud.	The Committee acknowledged progress made on introducing targeted friction into the payments system, the direction of travel was supported, and it was noted that customer feedback around increased friction has generally been positive. Committee members supported lobbying around the scope of the Online Safety Bill, and would welcome more activity in this area, including the funding of deterrents and working with the industry on detection and prevention to minimise risk. Recent discussions have been held with the Payment Services Regulator (PSR) around a consultation on Authorised Push Payment (APP) fraud reimbursement. **Conclusion:** The Committee acknowledged that fraud risk continues to be a challenging area and supported management on what has been achieved to date. The Committee also supported the next steps in championing the Fraud Lobbying Strategy messages as part of the Group's routine and regular external engagement activity.
Money laundering and financial crime	The Group's management of financial crime risks and compliance with the UK's anti-money laundering regime.	The Committee acknowledged the Group's continued efforts to fight financial crime as set out in the Money Laundering Reporting Officer's (MLRO) Report. Committee members sought views on actions being taken in response to the FCA's communications on cash-based money laundering through Post Office counters. The MLRO confirmed that actions had been taken to limit cash deposits for both personal and business customers with minimal negative impact for customers. The Group has also held regular engagements with the FCA on Ongoing Know Your Customer remediation and sanctions. Two financial crime deep dive papers were submitted to the Committee during 2022. Key focus areas were people risk, diversity of thought, information sharing and lobbying. In conjunction with the lobbying efforts, the Group continues to engage meaningfully with the UK Government on addressing economic crime and particularly the Home Office's Economic Crime Plan 2.0. **Conclusion:** The Committee supported the overall direction of travel, in particular the strategic approach being taken, and encouraged further focus on progressing information sharing. Additionally, the Committee expressed an appreciation for the work undertaken by the Sanctions Team in response to the Russia and Ukraine conflict.
Other categories		
Regulatory and legal risk	Managing regulatory and litigation risk is a key focus within the Group, with a significant amount of highly complex and interdependent regulatory interactions managed during 2022, which will continue to require management into 2023.	The Committee has provided effective oversight and ensured effective controls are in place to comply with existing regulatory obligations, including consideration of these at an individual legal entity level. The Committee considered regular updates on emerging regulatory and legal risks such as customer treatment (customers in financial difficulty, Consumer Duty, and access to cash). In addition, the Committee has continued to closely monitor a number of significant regulatory change and oversight programmes, such as operational resilience; resolvability; risk-free rates transition; and CRD IV regulations. **Conclusion:** The Group places significant focus on complex regulatory changes and litigation risk, as well as ensuring effective horizon scanning of upcoming trends and evolving risks. The Committee has discussed the topics raised, and will continue to closely monitor compliance with regulatory requirements in 2023.
Emerging and strategic risk	Reviewing the Group's emerging risk landscape, evolving the assessment of strategic risk and embedding the Group's strategic risk framework into business planning.	The Committee reviewed the Group's emerging risk landscape and plans to evolve its approach for assessing emerging risks. Progress made during 2022 has enhanced the analysis of the Group's emerging risk profiles, which has enabled the assessment of emerging risks to be refined. The Committee is supportive of the updated approach and approved the revised emerging risk themes. Separately, following the launch of the new Group strategy, a review of strategic risk was undertaken, which confirmed that the current strategic risk themes remain appropriate. The Committee has noted the progress made in 2022 towards further embedding strategic risk into the Group's planning processes and local risk management, with the strategic risk framework fully integrated into the Group's annual financial planning cycle. **Conclusion:** Understanding the emerging risk landscape and the Group's preparedness, along with the impact of risks which may arise from the Group's strategic choices, is a key activity. In 2023, the Committee will review key emerging risks and oversee the Group's assessment of strategic risks, considering their potential impacts and mitigating actions.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

Responsible Business Committee report
Responsible business is at the core of our purpose of Helping Britain Prosper



Amanda Mackenzie
Chair, Responsible Business Committee

There is much to be done, but the strong foundations which have now been laid will shape how we do business and create a more sustainable and inclusive future.

Key activities in 2022 ▼

- Purpose and values
- Environmental sustainability oversight
- Nature and biodiversity
- Workforce engagement and culture
- Inclusion and diversity

Q&A ▼

Q What role does the Committee play in support of the Group's purpose?

A The Committee is deeply involved in setting out our ambition to become a truly purpose-driven organisation. We discussed which areas we should pursue to drive the most positive impact for society and how to start embedding purpose into everything we do. We recognise that this will be a multi-year journey, but I was pleased to see the progress that has already been made.

Q What are the key areas of focus for the Committee in 2023?

A The Committee will focus on reviewing and seeing the proof that we are embedding our purpose, our culture and our Consumer Duty plan. Creating further progress on our inclusion and diversity aspirations and developing our biodiversity expertise and plans alongside our net zero targets will also be priorities.

Recognising the vital role our colleagues play, we will continue to spend time listening to their feedback and input to drive culture change.

Introduction

I am pleased to report how the Committee has discharged its responsibilities in 2022, my first full year as Chair. During the year, in addition to the matters within the Committee's scope as set out in this report, we spent time considering our role and reshaping the focus and agenda to ensure it fits the needs of a purpose-driven organisation.

In 2022, the Committee became the designated body to fulfil the Board's responsibility for review and approval of the Consumer Duty implementation plan and oversight thereafter. I was also appointed Board champion for the Group and the Ring-Fenced Bank boards to facilitate the oversight of Consumer Duty. Reflecting our evolving role, our areas of focus in 2023 will be further embedding purpose, social and environmental matters, culture, workforce engagement and duty to customers and stakeholders.

Committee purpose and responsibilities

The purpose of the Committee is to support the Board in overseeing the Company's policies, performance and priorities as a responsible business. The Committee's terms of reference can be found at **www.lloydsbankinggroup.com/who-we-are/ group-overview/corporate-governance**.

Purpose and values

The Committee reviewed the progress we have made so far on our journey to become a more purpose-driven organisation. We laid strong foundations to support our purpose and vision in 2022, and identified key focus areas which support our purpose and where we can deliver the most material positive impact. Aligned to this, the Committee oversaw the creation and evolution of the values for colleagues, guiding them on how to work together as well as how to make decisions. In our 2022 Colleague Survey, 92% of colleagues felt that delivering on our purpose will help us grow the business profitably, and 79% could see how we are becoming a more purpose-driven organisation. In 2023, we expect to see further significant progress.

Environmental sustainability oversight

The Committee provided oversight and approval of the Group's external reporting and reflected on the environmental sustainability progress and priorities. Assurance was sought that targets were ambitious, aligned to our strategy and the impact on the business was understood.

Nature and biodiversity

The Committee received updates on nature and biodiversity and supported proposals to prioritise efforts by sector, noting the challenges and opportunities. We ensured that a collaborative and joint learning approach was taken, building credibility through partnerships with experts such as The Soil Association.

Workforce engagement and culture

The Committee is the designated body to fulfil the Board's workforce engagement obligations and receives quarterly updates on engagement activity and culture, reporting to the Board on key themes and issues. Members were supportive of the culture change framework with discussion focusing on the proposals for future colleague listening and the Board's involvement, supporting the proposal for more frequent but shorter pulse surveys. Please refer to **page 82** for more details on how the Board engages with the Group's workforce.

Inclusion and diversity

The Committee received regular updates on our public commitments and the strategy. We were pleased to see that progress continued to be made in increasing the representation of women and Black, Asian and Minority Ethnic colleagues in senior roles. We asked the executive to continue the focus on achieving our commitments as we build an inclusive organisation.

Committee composition, skills, experience and operation

The Committee, which met on four occasions in 2022, is composed of independent non-executive directors and is attended by the Group Chief Executive. It benefits from a broad range of perspectives, insight and experience, with representatives from Group Internal Audit and the Chief Operating Officer attending meetings as appropriate. Details of Committee membership and meeting attendance can be found on **page 79**.

The findings of the externally facilitated annual review of effectiveness were considered by the Committee at its January 2023 meeting. Based on the evaluation, the feedback was that the performance of the Committee continues to be effective.

Directors' remuneration report
Remuneration Committee Chair's statement



Alan Dickinson
Chair, Remuneration Committee

We have supported our people during the Cost of Living challenges, as we did during the COVID-19 pandemic. We moved quickly to provide a £1,000 payment to all 63,000 colleagues[1] to assist with living costs in the summer last year and also worked with our recognised trade unions, Accord and Unite, to rapidly agree a pay deal for 2023, to bring certainty and support to those that needed it most.

Supporting our colleagues ▼

- Cost of living payment of £1,000 in August 2022 to all 63,000 colleagues[1], at a value of £67 million
- 2023 pay increases of between 8 per cent and 13 per cent for c.43,000 colleagues; overall increase to total pay costs lower at 6.3 per cent
- £2,000 minimum pay award and an additional £500 cash payment for lowest paid colleagues in December
- Pay increases capped at £5,000, to direct spend to those that need it most
- No 2023 annual pay award for executive directors or members of the Group Executive Committee

Remuneration content ▼

---

1 Pro rated for reduced hours and excluded Senior Management.

Dear shareholder

On behalf of the Board, I am pleased to present the Directors' remuneration report for the year ended 31 December 2022.

2022 has been yet another extraordinarily challenging year as customers and colleagues came through COVID-19 to face rapidly rising inflation and material increases in household costs brought on by the Ukraine war. As a result, just as our colleagues have put tremendous effort into supporting our customers, the Remuneration Committee ("Committee") has carefully considered how best to support our colleagues, recognising that our lowest paid colleagues were the most adversely affected.

The Group was one of the first large UK companies to make a £1,000 payment to all 63,000 colleagues[1] in August 2022 to help with living costs. We also made information and resources available through our Healthy Finances Hub and Employee Assistance Programme to enable colleagues to support themselves and we worked closely with our recognised unions Accord and Unite to rapidly agree the 2023 pay deal, to bring certainty and support to those that needed it most. This provides pay increases of between 8 per cent and 13 per cent for around 43,000 colleagues, although the overall increase to our total pay costs was materially lower at 6.3 per cent, as spend was directed to our lowest paid colleagues.

2022 variable reward outcomes

As a result of the Group's strong performance in 2022, the Committee has approved a Group Performance Share ("GPS") pool of £446 million, to reward colleagues for their commitment and contribution in another challenging year. This is a 12 per cent increase on the pool for 2021, reflecting also a lower collective adjustment.

In determining the vesting outcome of the 2020 Executive Group Ownership Share ("EGOS"), the Committee carefully considered alignment with shareholder experience and whether adjustments were required for windfall gains. Despite targets being set before the onset of COVID-19, the Committee has not applied upward discretion and concluded a vesting outcome of 43.7 per cent, which reflects improvements in economic profit during the vesting period and strong progress against customer measures. 40 per cent of the award was weighted to Shareholder Return, which has not vested due to share price impacts during the performance period. Awards were granted at 49.4296 pence, before the Group's share price fell due to the onset of COVID-19 (to an average of 31.2 pence over the remainder of 2020) and the Committee concluded that an adjustment for windfall gains was therefore not required.

Customers remain central to our core values and our remuneration policies and practices support the principle of good customer outcomes, with customer measures embedded within incentive arrangements. This is an area that we will continue to review and evolve in light of expectations under the new Consumer Duty rules and guidance.

Executive directors remuneration outcomes

The Board considers that Charlie Nunn has made a strong start in his first full year as Group Chief Executive (GCE), establishing a new growth strategy, leadership team and priorities to transform the Group's culture for long term sustainable success. He has overseen robust financial performance and achievement of broader Group balanced scorecard targets whilst maintaining a strong regulatory and risk environment. Likewise William Chalmers, Group Chief Financial Officer (CFO), has played a critical role in the development and implementation of the new strategy, as well as embedding and delivering a strong commercial and investment discipline across the Group.

The Committee therefore determined that GPS (annual bonus) awards for the GCE and CFO should be in line with the Group's performance as assessed by the Group's balanced scorecard as outlined on **page 110**, with resultant awards of £1,337,821 and £688,733 respectively.

The Committee has determined to grant 2023 Long Term Share Plan (LTSP) awards of 150 per cent of salary to the GCE and the CFO to reflect the Group's performance in 2022 and other factors taken into account in the 'pre-grant test' as outlined on **page 121**.

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Governance

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Directors' remuneration report continued

The normal range for LTSP awards for executive directors is 125 to 150 per cent of salary. In addition to recognition of the Group's strong performance in 2022, the level of award for the GCE acknowledges that prior to joining Charlie Nunn agreed to voluntarily reduce the maximum opportunity from 200 per cent of salary under the approved Directors' Remuneration Policy to 150 per cent.

Recognising the desire to focus on the remuneration of lower paid colleagues in this exceptional period, no annual pay award is proposed for executive directors or members of the Group Executive Committee.

As reported with our results for the half year to June 2022, the Committee conducted a detailed review to determine whether further performance adjustments were required in the light of substantial provisions recognised in the accounts for the year to December 2021 for compensation to customers of HBoS Reading. These provisions resulted from the shortcomings identified by Sir Ross Cranston in the original review undertaken by Professor Griggs. The Committee carefully considered Sir Ross Cranston's findings and the previous actions taken, including:

- voluntary decisions by the former GCE and the former COO to withdraw from participation in the 2019 GPS awards following the publication of the Cranston review;
- downwards adjustment made to the 2021 GPS pool (£83 million) partly as a result of the significant provisions taken in 2021; and
- individual adjustments already made to GPS awards for current and former Executives

Having assessed all the evidence available, the Committee concluded that an adjustment of 20 per cent of the GPS awards granted during the full period of the Griggs review (impacting awards for 2017, 2018 and 2019) was appropriate for the former Group Chief Executive and former Group Chief Operating Officer. The levels of GPS forfeited in 2019 exceeded this amount and therefore further adjustments were not required. The Committee also concluded that no further adjustment was required for the former CFO who had limited direct involvement in the Griggs customer review.

Directors' Remuneration Policy

Our current Policy, approved at the 2020 annual general meeting (AGM), falls due for review this year and, as a result, the Committee has undertaken a comprehensive study over several months to consider whether any changes should be recommended to shareholders. The 2020 Policy included the implementation of a restricted share plan (the LTSP) to reflect the Group's strategy at the time and our stable long-term business model.

Following the appointment of Charlie Nunn as our GCE, the Group launched its new strategy in February 2022, building on our strong foundations and our purpose of Helping Britain Prosper. As part of our strategy, we look to deepen relationships with our customers and meet more of their financial needs. This is setting the Group on a higher growth trajectory while we retain our strong focus on cost and capital discipline.

In light of the revised strategy the Committee has conducted a thorough review of the Policy to ensure it supports the Group's strategic priorities and the interests of our shareholders. The Committee has considered the need to remain competitive to attract and retain key talent to deliver the strategy and reflect developments in market practice.

The Committee has concluded that returning to a performance based long term incentive plan ("LTIP") would deliver stronger alignment with our strategic objectives by supporting a more demanding performance culture and providing the opportunity to directly link vesting outcomes to delivery of the strategy and the realisation of its benefits for shareholders. This is consistent with incentive arrangements for the majority of our peer banks. We consulted on proposals with a broad range of shareholders and other key stakeholders, who expressed initial support for alignment between business strategy, performance and executive remuneration outcomes.

Awards will be weighted not less than 50 per cent to financial measures, with 35 per cent anticipated for strategic measures and 15 per cent to environmental measures, reflecting that the transition to a low carbon economy is at the core of our strategy and aligns with our purpose to Help Britain Prosper. It is intended that the financial measures will be Return on Tangible Equity, Relative Total Shareholder Return and Capital Generation. Targets will be set for environmental measures, reflecting the path towards our published 2030 goals **(https://www. lloydsbankinggroup.com/investors/esg-information.html).** The assessment of performance against strategic measures will be informed by the consideration of quantifiable Board metrics aligned to each of our four strategic growth pillars:

Deepen and innovate in Consumer – deepen relationships and innovate intermediary positions, including growing credit card spend market share, increasing green mortgage lending and increasing assets under administration

Create a new mass affluent offering – expand in the growing mass affluent market including increasing the number of mass affluent banking customers, banking balances and net inflows into investment propositions

Digitise and diversify our SME business – meet more client needs with a digital-first model including increasing the number of products originated and fulfilled digitally, income growth in mid-sized SME transaction banking and grow new merchant services clients

Target our Corporate and Institutional offering – strengthen a core business with focus on UK-linked clients, including increasing sustainable financing, growing operating income and risk weighted assets

Target vesting outcomes will remain at 150 per cent of salary, in line with the current target levels for the LTSP and the previous EGOS incentive in place until 2020. The maximum proposed LTIP award will be 300 per cent of salary, lower than the 400 per cent maximum under the EGOS incentive. Whilst a performance based long term incentive will provide opportunity to reward outperformance, underperformance will lead to lower outcomes than provided under the current restricted share plan ("LTSP"), where vesting is subject to performance underpins rather than stretching performance targets. The Committee will also have the discretion to adjust the outcome for risk and conduct factors.

The first LTIP awards will be granted in 2024, subject to shareholder approval of the Policy at the 2023 AGM, aligning with the horizon of our 2024 to 2026 strategic goals and the final LTSP award in 2023 based on performance in 2022.

The Committee also reviewed the remuneration opportunities for executive directors to ensure they remain reflective of contribution and aligned to market. Total target compensation for William Chalmers at £2.9 million is lower than peers and between lower quartile and median when compared to FTSE30 companies. Recognising William's more than three years' experience with the Group and his business responsibilities in addition to his CFO role, the Committee propose to increase the CFO's GPS (annual bonus) maximum opportunity to 140 per cent of salary, aligned with the GCE, bringing total target compensation to £3.2 million. Whilst the fixed pay elements of the CFO's package remain lower than peers, the Committee considered an increase to bonus opportunity to be more appropriate at this time, reflecting the desired performance culture across the Group, ensuring increases in compensation reflect delivery for shareholders.

Together with my Committee members I look forward to hearing your views on the remuneration arrangements outlined in the report and we hope the new Policy will receive your support at the upcoming AGM.

On behalf of the Board

▶

Alan Dickinson
Chair, Remuneration Committee

Revised Policy overview

The below table sets out the revised Directors' Remuneration Policy which will be put forward to shareholders at the 2023 AGM. The full policy can be found on **pages 125 to 133**.



Base Salary + Fixed Share Award + Pension + Benefits + Short Term Variable + Long Term Variable = Total Reward

		Current Policy	Proposed changes in Policy and why
Fixed	**Base Salary**	• Reflective of individual role, taking account of responsibilities, experience and pay in the wider Group • Base salaries are typically reviewed annually with any increases normally taking effect from 1 April for executive directors	No Change
Fixed	**Fixed Share Award**	• Ensures that total fixed remuneration is commensurate with role • Maximum award is 100 per cent of base salary • Delivered in shares • Three year delivery with 33 per cent being released each year	No Change
Fixed	**Pension**	• Provides cost effective and market competitive retirement benefits • Maximum allowance for executive directors is 15 per cent of base salary, aligned with that available to the majority of the workforce	No Change
Fixed	**Benefits**	• Flexible benefit allowance of 4 per cent of base salary • Other benefits include medical insurance, car allowance and transportation	No Change
Variable	**Short Term Variable**	**Group Performance Share (GPS)** • Maximum opportunity of 140 per cent of salary for GCE and 100 per cent of salary for other executive directors, with normal target level at 50 per cent of maximum opportunity • Performance adjustment including malus and clawback provisions apply • No award can be made if threshold performance is not met by the Group or the individual	**What:** • Maximum opportunity of 140 per cent of salary for executive directors **Why:** Total target compensation for the CFO is behind peers and between lower quartile and median when compared to FTSE30 companies. Given the significant value the CFO delivers for the Group, the Committee propose to increase the CFO's GPS maximum opportunity to 140 per cent of salary, aligned with the GCE.
Variable	**Long Term Variable**	**Long Term Share Plan (LTSP)** • Restricted share plan with an opportunity of 150 per cent of base salary for the GCE and 200 per cent of base salary for other executive directors • Vesting subject to an assessment of underpin thresholds being maintained, measured over a period of three years, or such longer period, as determined by the Committee	**What:** • From 2024, awards will be granted under the rules of the 2023 LTIP, subject to shareholder approval at the AGM in May 2023 • Awards will be granted in the form of conditional rights to shares in the Group • The maximum LTIP opportunity is 300 per cent of base salary for all executive directors • A minimum of 50 per cent of the award being dependent on financial measures **Why:** The proposed structure provides greater alignment to delivery of the revised strategic aims of the Group.

The Group's approach to shareholding requirements
The Group currently operates a shareholding policy which includes a post-employment shareholding requirement, please see **page 116** for further details.

Directors' remuneration report continued

2022 Remuneration at a glance

Our remuneration package

The below summarises the different remuneration elements for executive directors.

 **Base Salary**

To support the recruitment and retention of executive directors of the calibre required to develop and deliver the Group's strategic priorities. Base salary reflects the role of the individual, taking account of market competitiveness, responsibilities and experience, and pay in the Group as a whole.

 **Fixed Share Award**

To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for executive directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

 **Pension**

To provide cost effective and market competitive retirement benefits, supporting executive director's in building long-term retirement savings. Executive director's employer pension contributions are aligned with those available to the majority of the workforce.

 **Benefits**

To provide flexible benefits as part of a competitive remuneration package.

 **Group Performance Share (Annual Bonus)**

To incentivise and reward the achievement of the Group's annual financial and strategic targets whilst supporting the delivery of long term superior and sustainable returns.

 **Long Term Share Plan**

Long term variable reward opportunity to align executive management incentives and behaviours to the Group's objectives of delivering long term superior and sustainable returns. The Long Term Share Plan will incentivise stewardship over a long time horizon and promote good governance through a simple alignment with the interest of shareholders.

2022 Total remuneration (£000) ▼

Group Chief Executive – Charlie Nunn

£943 ▼	▼£349	£4,231 ▼	Total
2021			**£5,523¹**
	£2,429 ▼	£1,338 ▼	
2022			**£3,767**

1 Total remuneration is from 16 August to 31 December 2021.

Chief Financial Officer – William Chalmers

£1,638 ▼	▼£705		
2021			**£2,343**
£1,506 ▼	▼£689	▼£948	
2022			**£3,143**

● Fixed Pay   ● Short Term Variable
● Long Term Variable ● Buy-out

Group Chief Executive
The single total remuneration for the Group Chief Executive during 2022 was £3.8 million. This is a decrease of 32 per cent compared to 2021 which included a buy-out award of £4.2 million.

Chief Financial Officer
The single total remuneration for the Chief Financial Officer during 2022 was £3.1 million. This is an increase of 34 per cent, and includes the first vesting EGOS (£948,000).

2022 Group balanced scorecard performance ▼

84.1%

Our Group balanced scorecard reflects a strong business performance. Further details can be found on **page 110**.

2022 Group Performance Share (GPS) Pool ▼

£446m

The Committee determined a GPS pool for 2022 of £446 million, reflecting the Group's strong financial and overall business performance.

Long Term Share Plan (LTSP) 2023 Award ▼

2023 Long Term Share Plan awards of 150 per cent of salary will be made to the Group Chief Executive and the Chief Financial Officer to reflect the Group's performance in 2022 and other factors taken into account in the 'pre-grant test'.

The Remuneration Committee considered the awards to be appropriate, reflecting Group and individual contribution in 2022 (**see page 121**).

2020 Executive Group Ownership Share ▼

Total vesting
43.7%

The vesting outcome for the 2020 Executive Group Ownership Share was 43.7 per cent.

2022 annual report on remuneration

Executive director single total figure of remuneration (audited)

	Charlie Nunn		William Chalmers		Totals	
£000	**2022**	2021	**2022**	2021	**2022**	2021
Base salary	**1,133**	426	**817**	901	**1,950**	1,327
Fixed Share Award[1]	**1,050**	402	**504**	569	**1,554**	971
Benefits	**76**	51	**62**	46	**138**	97
Pension	**170**	64	**123**	122	**293**	186
Total Fixed Pay	**2,429**	943	**1,506**	1,638	**3,935**	2,581
Group Performance Share[2]	**1,338**	349	**689**	705	**2,027**	1,054
Long-term incentive[3]	**–**	–	**948**	–	**948**	–
Total Variable Pay	**1,338**	349	**1,637**	705	**2,975**	1,054
Other remuneration[4]	**–**	–	**1**	–	**1**	–
Buy out[5]	**–**	4,231	**–**	–	**–**	4,231
Total remuneration	**3,767**	5,523	**3,144**	2,343	**6,911**	7,866
Less: Performance adjustment	**–**	–	**–**	–	**–**	–
Total remuneration less buy-outs and performance adjustment	**3,767**	1,292	**3,144**	2,343	**6,911**	3,635

1   The fixed share award is part of fixed remuneration and is not subject to any performance conditions see **page 126**.
2   Awards for Charlie Nunn and William Chalmers will be made in March 2023 in a combination of cash and shares.
3   The 2020 Group Ownership Share (GOS) vesting (see **page 112**) at 43.7 per cent was confirmed by the Remuneration Committee at its meeting on 16 February 2023. The total number of shares vesting will be 2,153,182 for William Chalmers. The average share price between 1 October 2022 and 31 December 2022 44.04 pence has been used to indicate the value. The shares were awarded in 2020 based on a share price of 49.4296 pence and as such no part of the reported value is attributable to share price appreciation.
4   Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
5   Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive and executive director. He was granted deferred share awards to replace, like for like, unvested share and cash awards from his previous employer, HSBC, forfeited as a result of joining the Group and lost opportunity bonus for 2020.

2022 pension and benefits (audited)

	Charlie Nunn	William Chalmers
Pension/Benefits	**2022**	**2022**
Pension	170,016	122,538
Car or car allowance	–	12,000
Flexible benefits payments[1]	45,000	48,026
Private medical insurance	1,130	1,130
Legal Fee[2]	29,455	–
Transportation[3]	483	399
Subtotal for Total Benefits less pension	**76,068**	**61,555**

1   Includes flexible benefits allowance and holidays sold through the Group's flexible benefits plan.
2   This relates to the tax costs in respect of the legal fees paid in 2021, which were disclosed in the 2021 annual report.
3   Transportation benefits relate to the 2021/22 tax year.

Defined benefits pension arrangements (audited)
There are no executive directors with defined benefit pension entitlements.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Our 2022 balanced scorecard

Our simplified balanced scorecard provides transparency on how our performance directly aligns with remuneration outcomes for 2022 GPS and 2023 LTSP awards.

For 2022, ESG metrics aligned to our public commitments on climate change and promoting inclusion and diversity accounted for 17.5 per cent of the scorecard.

As set out in the scorecard assessment table below strong performance against the financial, customer and ESG measures have resulted in an overall outcome of 84.1 per cent.

The Committee determined that the scorecard outcome reflected Group performance and appropriately rewards the executive directors for their performance within the context of overall stakeholder experience.

Our 2022 balanced scorecard

			Performance Range						
Block	**Measure**	**Weighting**	**25%**	**50%** (Target)	**75%**	**100%**	**Actual**	**Outcome**	**Weighted outcome**
Financial (50%)	Profit after tax	20%	£3,765m	£4,236m	£4,706m	£5,177m	£5,555m	100%	20%
Financial (50%)	Return on Tangible Equity	20%	8.3%	9.3%	10.3%	11.4%	13.5%	100%	20%
Financial (50%)	Operating Costs (excl. remediation and in year GPS expense)	10%	£8,482m	£8,398m	£8,314m	£8,230m	£8,342m	66.5%	6.6%
Non-Financial (50%)	Group customer dashboard	25%	60%	70%	80%	90%	80%	75%	18.8%
Non-Financial (50%)	Reducing our operational carbon emissions	5%	20%	32%	35%	37%	33.0%	50%	2.5%
Non-Financial (50%)	Sustainable financing and investment	5%	£9,000m	£13,500m	£17,000m	£21,000m	£26,626m[1]	100%	5.0%
Non-Financial (50%)	Increasing our gender and ethnic representation in senior roles	3.75%	37.7%	38.4%	39.1%	39.9%	39.4%	75%	2.8%
		3.75%	8.8%	9.4%	9.9%	10.5%	10.2%	75%	2.8%
Non-Financial (50%)	Culture and colleague engagement	7.50%	≥ 70 (& above average)	≥ 73 (& ≥ 2 pts above average)	≥ 75 (& ≥ 5 pts above average)	≥ 76 (& above high performing norm)	75 (+6 pts above average)	75%	5.6%
	Total balanced scorecard outcome								**84.1%**

Risk

Key:

A Actual

1 Includes sustainable finance for Commercial and Institutional, and Business and Commercial Banking clients, green mortgage lending (full year estimate based on September 2022 actual position), financing for EV and plug-in hybrid electric vehicles and Scottish Widows discretionary investment in climate aware strategies.

Charlie Nunn – Group Chief Executive

Maximum award	£1,590,750
Group balanced scorecard outcome	84.1%
Initial scorecard outcome	£1,337,821
Committee discretion	–
Annual GPS award/ % of maximum	**£1,337,821 84.1%**

- Successfully re-launched the Group's purpose and values, creating a strong framework to embed the new culture
- Announced a new operating model and leadership team which will set us up for success in 2023 and beyond
- Continued leadership throughout the Cost of Living issues, ensuring an appropriate Group-wide response to support customers and colleagues

William Chalmers – Chief Financial Officer

Maximum award	£818,945
Group balanced scorecard outcome	84.1%
Initial scorecard outcome	£688,733
Committee discretion	–
Annual GPS award/ % of maximum	**£688,733 84.1%**

- Strong financial management with all key measures, including PBT and ROTE, ahead of target
- Effective balance sheet management with a pro forma CET1 ratio of 14.1 per cent, ahead of regulatory requirements
- Positive engagement with investors and brokers on both Group performance and strategy
- Played a critical role in the strategic execution of the Group throughout 2022

Non-financial measures (50%) commentary

The scorecard that the Committee used in determining the annual bonus awards for the executive directors, along with the assessment of performance against the scorecard, is detailed on **page 110**. The table below outlines the Committee's assessment of the non-financial elements of the scorecard.

Measure	Commentary
Group customer dashboard Our assessment of how effectively we are serving customers across all brands, products and services	• In 2022, 80 per cent of Group customer dashboard measures achieved target, reflecting strong performance relative to peers, with average rank position further improved year on year. Continued focus is required to maintain strong position in market and to further improve absolute scores across customer experience measures
Reducing operational carbon emissions	• A 33 per cent reduction in emissions has been achieved in 2022 from our 2018/19 baseline. Year on year reductions in gas and refrigerants have been delivered, although increases have been seen in commuting and business travel emissions as colleagues return to offices
Sustainable financing and investment	• We have exceeded our Sustainable finance and investment metric with strong performance across all contributing business lines – Commercial Banking, Consumer Lending Mortgages, Consumer Lending Transport and Scottish Widows Investments • Demand has increased for sustainable finance supported by a strong housing market earlier in the year and the increasing take up of electric vehicles. Continued strengthening of our sustainable finance teams helped us secure more transactions including a number of Sustainability Linked Loan co-ordinator roles. Investments in climate-aware strategies were always planned to deliver a greater proportion upfront towards the overall 2025 strategic outcome, but performance in 2022 also benefitted from conversion of some investment in property shares to a low carbon tilt and an earlier than anticipated launch of the BlackRock ESG Credit Insight fund
Increasing our gender and ethnic representation in senior roles	• We have increased the representation of women within our senior population by 1.7 percentage points since the end of 2021, moving from 37.7 per cent to 39.4 per cent • We have increased the representation of Black, Asian and Minority Ethnic colleagues by 1.4 percentage points since the end of 2021, moving from 8.8 per cent to 10.2 per cent
Culture and colleague engagement Our employee engagement index score absolute and performance versus UK norm and high performing norm	• Engagement saw a positive increase to 75 per cent in 2022 which is +6 points higher than the UK average though 3pts below the UK high performing norm (comparisons from 2019–2021) • We also saw an increase in advocacy/eNPS (a new measure introduced in 2022) and colleague mood, with continued positive perceptions of our line manager capability

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

2020 Executive Group Ownership Share

In determining the vesting outcome of the 2020 Executive Group Ownership Share, the Committee carefully considered alignment with shareholder experience and whether adjustments were required for windfall gains. Despite targets being set before the onset of COVID-19, the Committee has not applied upward discretion and concluded a vesting outcome of 43.7 per cent of maximum, which reflects improvements in economic profit during the vesting period and strong progress against customer measures.

40 per cent of the award was weighted to Absolute Total Shareholder Return, which has not vested due to share price impacts during the performance period. Awards were granted at 49.4296 pence, before the Group's share price fell due to the onset of COVID-19 (to an average of 31.2 pence over the remainder of 2020) and the Committee concluded that an adjustment for windfall gains was therefore not required.

2020 Executive Group Ownership Share

| Block | Measure | Weighting | Performance Range | | Actual | Weighted vesting |
			Threshold[3]	Maximum		
Financial (65%)	Absolute Total Shareholder return (TSR)	40%	8% p.a	16% p.a	(7.1%) p.a	0.0%
	Economic Profit[1]	15%	£1,965m	£2,948m	£2,782m	12.5%
	Cost: Income Ratio[2]	10%	46.4%	43.9%	46.3	2.7%
Non-Financial (35%)	FCA reportable complaints per '000 accounts	5%	2.65	2.52	2.47	5.0%
	Financial Ombudsman Service (FOS) change rate	5%	30%	25%	27%	3.3%
	Customer satisfaction	10%	3rd	1st	1st	10.0%
	Digital net promoter score	7.5%	65.3	68.3	69.2	7.5%
	Employee engagement index	7.5%	+5% vs. UK Norm	+2% vs. UK HP Norm	+6% vs. UK Norm	2.8%
				Award (% maximum) vesting		**43.7%**

1   A measure of profit taking into account a charge for equity utilisation.
2   Cost: Income Ratio adjusted to exclude non mergers and acquisitions restructuring costs (now reported in operating costs as of 2022) to ensure comparability with original GOS target.
3   Meeting threshold performance will result in 25 per cent vesting of each metric, relative to each weighting.

Payments for loss of office (audited)
No payment for loss of office were made in 2022.

Payments within the reporting year to past Directors (audited)
As disclosed in the 2021 Directors' remuneration report, Sir António Horta-Osório was provided with tax assistance worth £24,000 (inclusive of VAT) during 2022. There are no other payments made to past directors in 2022.

External appointments
No executive director served as a non-executive director on the Board of another company in 2022.

Relative importance of spend on pay ▼

The graphs illustrate the total remuneration of all Group employees compared with returns of capital to shareholders in the form of dividends and share buyback.

Dividend and share buyback[1]
£m

| 2022 | 6% | £3,607 |
| 2021 | | £3,403 |

Salaries and performance-based compensation[2]
£m

| 2022 | 8% | £2,969 |
| 2021 | | £2,740 |

1   2022: Ordinary dividend in respect of the financial year ended 31 December 2022, partly paid in 2022 and partly to be paid in 2023 and intended share buyback. 2021: Ordinary dividend in respect of the financial year ended 31 December 2021, partly paid in 2021 and partly paid in 2022 and share buyback.

2   Performance-based compensation includes expense for the following plans: Group Performance Share (2022: £421 million, 2021: £301 million), Executive Group Ownership Share (2022: £25.3 million, 2021: 22.8 million), Executive Share Awards (2022: £0.2 million, 2021: £0.2 million) and LDC Assets under Management Plan (2022: £12 million, 2021: £12 million). For the 2022 performance year, the face value of awards was £446 million for Group Performance Share and £57.1 million for Long Term Share Plan.

Comparison of returns to shareholders and Group Chief Executive total remuneration

The chart below shows the historical total shareholder return (TSR) of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

TSR indices – Lloyds Banking Group and FTSE 100 ▼

Historical TSR Performance
Growth in the value of a hypothetical £100 holding since 31st December 2012 (to 31st December 2022)



	GCE	2013	2014	2015	2016	2017	2018	2019	2020	2021[4]	2022
GCE single figure of remuneration £000	Sir António Horta-Osório	7,475	11,540	8,704	5,791	6,434	6,544	4,424	3,604	2,444	n/a
	Charlie Nunn[1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5,523	**3,767**
	William Chalmers[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	819	**n/a**
Annual bonus/ GPS payout (% of maximum opportunity)	Sir António Horta-Osório[3]	71%	54%	57%	77%	77%	67.60%	n/a	n/a	57.80%	**n/a**
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	57.80%	**84.1%**
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	78.20%	**n/a**
Long-term incentive vesting (% of maximum opportunity)	Sir António Horta-Osório	54%	97%	94.18%	55%	66.30%	68.70%	49.70%	33.75%	41.80%	**n/a**
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**n/a**
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**n/a**
TSR component vesting (% of LTIP maximum)	Sir António Horta-Osório	25.30%	30%	30%	0%	0%	0%	0%	0%	0%	**n/a**
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**n/a**
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	**n/a**

1   Charlie Nunn succeeded Sir António Horta-Osório as Group Chief Executive with effect from 16 August 2021 and the single figure total remuneration for 2021 includes a one-off buy-out of £4,231 million.
2   William Chalmers was the Interim Group Chief Executive from 1 May 2021 until 15 August 2021, remuneration in the table above is for this period.
3   Sir António Horta-Osório independently requested that he be withdrawn from consideration for a Group Performance Share award in 2019 and 2020. There were no GPS awards for 2020 performance.
4   2021 single figure of remuneration has been adjusted to reflect the LTIP vesting share price of 45.1038 pence instead of the average share price of 47.993 pence reported in the 2021 annual report.

Directors' remuneration report continued

Single total figure of remuneration for Chair and non-executive directors (audited)

	Fees (£000)		Benefits (£000)[4]		Total (£000)	
	2022	2021	**2022**	2021	**2022**	2021
Chair and non–executive directors						
Robin Budenberg	**624**	618	**1**	1	**625**	619
Alan Dickinson	**445**	397	**–**	1	**445**	398
Sarah Legg	**224**	212	**5**	2	**229**	214
Lord Lupton	**282**	287	**–**	1	**282**	288
Amanda Mackenzie	**175**	164	**–**	–	**175**	164
Harmeen Mehta	**98**	16	**–**	–	**98**	16
Stuart Sinclair[1]	**72**	231	**–**	–	**72**	231
Cathy Turner[2]	**19**	–	**–**	–	**19**	–
Scott Wheway[3]	**189**	–	**–**	–	**189**	–
Catherine Woods	**242**	232	**10**	5	**252**	237

1 Stuart Sinclair retired on 12 May 2022.
2 Cathy Turner was appointed on 1 November 2022.
3 Scott Wheway was appointed on 1 August 2022.
4 The Chair's benefits relates to private medical insurance provided since 2021 (with the value in respect of 2021, as disclosed above, restated to correct the omission in the 2021 annual report). Benefits for the other non-executive directors relates to reimbursement for expenses incurred in the course of duties. Non-executive directors do not receive variable pay.

Directors' share interests and share awards
Directors' interests (audited)

	Number of shares			Number of options		Total shareholding[1]	Value
	Owned outright[1]	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2022[2]	Expected value at 31 December 2022 (£000s)[3]
Executive directors							
Charlie Nunn	2,632,948	222,415	3,588,364[5]	6,585,447	–	13,029,174	5,920
William Chalmers	6,325,447	449,505	9,060,823[4,5]	63,494	–	15,899,269	5,963[4]
Non-executive directors							
Robin Budenberg	1,500,000	–	–	–	–	1,500,000	n/a
Alan Dickinson	200,000	–	–	–	–	200,000	n/a
Sarah Legg	200,000	–	–	–	–	200,000	n/a
Lord Lupton	2,250,000	–	–	–	–	2,250,000	n/a
Amanda Mackenzie	63,567	–	–	–	–	63,567	n/a
Harmeen Mehta	20,000	–	–	–	–	20,000	n/a
Stuart Sinclair[6]	362,664	–	–	–	–	362,664	n/a
Cathy Turner[7]	424,113	–	–	–	–	424,113	n/a
Scott Wheway[8]	168,356	–	–	–	–	168,356	n/a
Catherine Woods	107,549	–	–	–	–	107,549	n/a

1 Includes holdings of any Person Closely Associated.
2 There has been no change in shareholdings from 31 December 2022 to 22 February 2023.
3 Expected values are based on the LBG closing share price of 45.435 pence on 31 December 2022.
4 For awards granted under the 2020 Group Ownership Share (GOS) Plans, as the performance period has completed, the actual outcome of 43.7 per cent has been applied to the unvested shares to calculate the expected value.
5 For awards granted under the 2021 and 2022 Long Term Share Plan where the three-year underpin period has not completed, 100 per cent has been applied to calculate the expected value of the LTSP award in line with the applicable Remuneration Policy.
6 Stuart Sinclair retired on 12 May 2022; the number of shares shown is as of 12 May 2022.
7 Cathy Turner was appointed on 1 November 2022.
8 Scott Wheway was appointed on 1 August 2022.
9 Directors are not permitted to enter into any hedging arrangements in relation to share awards. No director uses share holding as collateral.

Outstanding share plan interests (audited)

	At 1 January 2022	Granted/ awarded	Dividends awarded	Vested/ released/ exercised	Lapsed	At 31 December 2022	Exercise Price	From	To	Notes
Charlie Nunn										
LTSP 2022 – 2024		3,588,364				3,588,364				2,3
Deferred GPS awarded in 2022 (2021 GPS)		370,691		148,276		222,415				4,5
Share Buy-Out	859,340			859,340		–		16/03/2022	15/03/2027	1
	1,247,548					1,247,548		15/03/2023	14/03/2028	1
	1,368,990					1,368,990		12/03/2024	11/03/2029	1
	1,368,990					1,368,990		11/03/2025	10/03/2030	1
	1,369,012					1,369,012		11/03/2026	10/03/2031	1
	891,217					891,217		11/03/2027	10/03/2032	1
	339,690					339,690		11/03/2028	10/03/2033	1
William Chalmers										
GOS 2020 – 2022	4,927,191					4,927,191				2
LTSP 2021 – 2023	1,547,340					1,547,340				2,3
LTSP 2022 – 2024	–	2,586,292				2,586,292				2,3
Deferred GPS awarded in 2020 (2019 GPS)	79,116			79,116		–				6
Deferred GPS awarded in 2022 (2021 GPS)		749,173		299,668		449,505				4,5
Share Buy-Out	686,085			686,085		–		28/01/2022	27/01/2027	7
2020 Sharesave	46,317					46,317	24.25p	01/01/2024	30/06/2024	
2021 Sharesave	17,177					17,177	39.40p	01/01/2025	30/06/2025	

1 When Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive and executive director he was granted deferred share awards and deferred cash to replace unvested awards from his previous employer, HSBC. Options vested on the 16 March 2022 and were exercised on 23 March 2022. Charlie Nunn retained all the shares apart from 404,092 shares which were sold at 49.965 pence to meet income tax and National Insurance contributions. The remaining 455,248 shares are subject to holding periods that mirror the shares replaced from HSBC of no hold, six months and 12 month holds.

2 All GOS and LTSP awards have a three-year performance period ending 31 December. Awards were made in the form of conditional rights to free shares.

3 LTSP awards (in the form of conditional share options) in 2022 were made over shares with a value of 150 per cent of salary for Charlie Nunn (3,588,364 shares with a face value of £1,687,500) and a value of 150 per cent for William Chalmers (2,586,292 shares with a face value of £1,216,256). Vesting is subject to underpin thresholds applicable for the first three years from grant as detailed on **page 115** of the 2021 Directors' remuneration report. Each year the Remuneration Committee will monitor the Group's progress in relation to the underpins. The share price used to calculate the face value is the average price over the five days prior to grant (25 February 2022 to 3 March 2022), which was 47.027 pence. The underpins for this award are set out on **page 115**.

4 Half of GPS is deferred into shares (in the form of conditional rights to free shares). The face value of the shares awarded in respect of GPS granted in March 2022 was £174,325 (370,691 shares) for Charlie Nunn; and £352,314 (749,173 shares) for William Chalmers. As the awards represent deferral of awarded GPS they are not subject to further performance conditions. The share price used to calculate the face value is the average price over the five days prior to grant (25 February 2022 to 3 March 2022), which was 47.027 pence.

5 The first tranche of the 2021 GPS deferred award vested on 7 March 2022. The closing market price of the Group's ordinary shares on that date was 41.255 pence. The award was settled in shares net of tax, with the resulting shares subject to a one year holding period.

6 The final tranche of 2019 GPS award vested on 7 March 2022. The closing market price of the Group's ordinary shares on that date was 41.255 pence. The award was settled in shares net of tax. 50 per cent of the final tranche is subject to a one year holding period.

7 When William Chalmers joined the Group on 3 June 2019, he was granted deferred share awards to replace unvested awards from his former employer, Morgan Stanley. Options vested on 27 January 2022 and were exercised on 7 March 2022. William Chalmers retained all the shares apart from 322,702 shares which were sold at 41.825 pence to meet income tax and National Insurance contributions. The remaining 363,383 shares are subject to a 12-month holding period from the date of vesting on 27 January 2022.

Outstanding share plan cash awards interests (audited)

	At 1 January 2022 (£)	Granted/ awarded (£)	Vested / released / exercised (£)	At 31 December 2022 (£)	Notes
Charlie Nunn					
Deferred GPS cash awarded in 2022 (2021 GPS)	–	104,594	–	104,594	1
William Chalmers					
Deferred GPS cash awarded in 2022 (2021 GPS)	–	211,388	–	211,388	1

1 From 2022, half of GPS is now deferred into cash (in the form of deferred cash awards, with a face value equal to that of the relevant portion of the GPS award). As the awards represent deferral of awarded GPS they are not subject to further performance conditions. The awards will be released in two tranches; March 2023 and March 2024.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

Shareholding Requirement

Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration in order to align their interests to those of shareholders. The minimum shareholding requirements executive directors are expected to meet are as follows: 350 per cent of base salary for the GCE and 250 per cent of base salary for other executive directors. From January 2023 individuals will have five years from appointment to achieve the shareholding requirement. In the event that exceptional individual circumstances exist resulting in an executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.

In recognition of the increased variable opportunity offered by the implementation of the LTIP and to further strengthen alignment with shareholders, from 1 January 2024 the shareholding requirement applicable to the GCE will increase from 350 per cent to 400 per cent of salary and from 250 per cent to 300 per cent for other executive directors, subject to approval of the Policy at the 2023 AGM.

Post-employment shareholding requirement

Executive directors are contractually bound to a post-employment shareholding requirement of two years at a level equal to the lower of the shareholding requirements immediately prior to departure or the actual shareholding on departure.

The post-employment requirement will be maintained through self-certification, with the Committee keeping this approach under review.

None of those who were directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

Shareholding requirement ▼

Charlie Nunn

Shareholding requirement — 350%

Actual shareholding[1] — 106%

William Chalmers

Shareholding requirement — 250%

Actual shareholding[1] — 354%

1   Calculated using the average share price for the period 1 January 2022 to 31 December 2022 (45.77 pence). Includes ordinary shares acquired through the vesting of the deferred Group Performance Share plan, Fixed Share Awards as the shares have no performance conditions; American Deposit Receipts (ADRs) with each one ADR equating to four shares, Executive Share Awards which have vested but have not been exercised; shares held in the Share Incentive Plan (SIP) Trust, i.e. Free, Partnership, Matching and Dividend shares which are no longer subject to forfeiture, as defined in the SIP Rules. Shares held by Person Closely Associated, as defined by the Companies Act, but broadly meaning spouse or partner and children, may also be included.
2   The GCE holds 106 per cent of his salary in shares and has until 15 August 2024 to achieve the requirement under the Policy applicable in 2022.

Chair and non-executive director fees in 2022

Following a detailed review of peer benchmarks, there is a 1 per cent increase to the annual fee for the Chair, capped at £5,000 (£629,400) to align with the maximum pay increase permitted for the broader colleague population. The basic board fee will increase by 5 per cent (£86,100) and there are no increases to other non-executive directors fees for 2023.

	2023	2022
Basic non-executive director fee	£86,100	£82,000
Deputy Chair	£107,000	£107,000
Senior Independent Director	£64,200	£64,200
Audit Committee Chair	£75,000	£75,000
Remuneration Committee Chair	£75,000	£75,000
Risk Committee Chair	£75,000	£75,000
Responsible Business Committee Chair	£42,800	£42,800
IT Forum Chair	£42,800	£42,800
Audit Committee member	£34,300	£34,300
Remuneration Committee member	£34,300	£34,300
Risk Committee member	£34,300	£34,300
Responsible Business Committee member	£16,100	£16,100
IT Forum member	£16,100	£16,100
Nomination and Governance Committee member	£16,100	£16,100

Non-executive directors may receive more than one of the above fees.

Percentage change in remuneration levels

The table below sets out the change in the directors' base salary/fees, taxable benefits and annual bonus compared with the change in our UK-based colleagues' pay. Lloyds Banking Group plc is not an employing entity, and therefore the disclosure below is made on a voluntary basis to compare any change with all employees of the wider Group based in the UK. This population has been chosen as the majority of our workforce are based in the UK and is considered to be the most appropriate group of employees. The same population is used for the purposes of the Chief Executive Officer pay ratio disclosure on **page 118** of the report.

	% change in base salary/fees			% change in GPS			% change in benefits		
	2019 to 2020	2020 to 2021	**2021 to 2022**	2019 to 2020	2020 to 2021[4]	**2021 to 2022**	2019 to 2020	2020 to 2021	**2021 to 2022**
All employees[1]	4	4	**6**	(100)	n/a	**12**	(32)	1	**5**
Executive directors									
Charlie Nunn[2]	n/a	n/a	**1**	n/a	n/a	**47**	n/a	n/a	**4**
William Chalmers[3]	2	12	**(9)**	(100)	n/a	**(2)**	(1)	2	**35**
Non-executive directors[5,6]									
Robin Budenberg	n/a	243	**1**	n/a	n/a	**n/a**	n/a	n/a	**–**
Alan Dickinson	45	14	**12**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Sarah Legg	131	28	**6**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Lord Lupton	0	(8)	**(2)**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Amanda Mackenzie	6	(1)	**7**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Harmeen Mehta	n/a	n/a	**2**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Stuart Sinclair	21	(9)	**(25)**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Cathy Turner	n/a	n/a	**n/a**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Scott Wheway	n/a	n/a	**n/a**	n/a	n/a	**n/a**	n/a	n/a	**n/a**
Catherine Woods	n/a	43	**4**	n/a	n/a	**n/a**	n/a	n/a	**n/a**

1 Lloyds Banking Group is not a contracting entity but considers this population to be appropriate for purposes of an 'All employees' calculation.
2 Charlie Nunn became the Group Chief Executive in August 2021. Figures for 2021 have been annualised based on the single total figure table.
3 William Chalmers was the Interim Group Chief Executive from May to August 2021 and received a deputisation payment for this period.
4 No Group Performance Share (bonus) was paid for 2020 performance.
5 In some instances, non-executive directors may change membership or become the Chair of a Committee during the year, resulting in large year-on-year percentage changes in fees.
6 Some non-executive directors have received other benefits that relate to reimbursement for expenses incurred in the course of duties. Reimbursements of these expenses do not provide an accurate comparison to benefits received by colleagues and are therefore not included.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

Gender pay

Our work to improve gender equality continues to be recognised externally: in 2022, Lloyds Banking Group was listed in The Times Top 50 Employers for Women list for the eleventh year running. We were also included in the Bloomberg Gender Equality Index for a fourth consecutive year running.

While we have further reduced the mean pay gap to 29.3 per cent, from 32.8 per cent in 2017, it is still larger than we would like and our progress has been too slow. Through our actions over the past few years, we've learned a lot about what works and what doesn't. What's clear is that our focus needs to be on creating an organisation that is more agile and reflects the social and demographic changes we are seeing.

Further information is available at **https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/2022-reporting/lbg-gender-pay-gap-report-2022.pdf**

Mean pay gap
%

Year	Value
2022	29.3%
2021	29.9%

Bonus data has been excluded, as this year's bonus data cannot be compared like-for-like with the equivalent data for last year. This is because no bonuses were awarded for the 2020 performance year, which would normally have been paid during 2021, and therefore impacted the bonus data for the 2021 and 2022 Gender Pay Gap reporting periods.

Ethnicity pay

While there is currently no legal requirement to publish ethnicity pay data in the UK, we are publishing this data not only because it is the right thing to do, but it also holds us to account for the goals we have set.

Broadly, the Group has made progress in improving Black, Asian and Minority Ethnic representation at senior levels. Senior Black, Asian and Minority Ethnic representation has increased by 3.7 per cent from 5.6 per cent in January 2018 (when our representation goals were set) to 9.3 per cent in April 2022 (based on all colleague data). However, our data shows us that under-representation is seen at its highest amongst our Black Heritage colleagues and needs additional focus to progress.

Further information is available at **https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/2022-reporting/lbg-ethnicity-pay-gap-report-2022.pdf**

Mean pay gap
%

Year	Value
2022	4.6%
2021	5.3%

Chief Executive Officer pay ratio

The Remuneration Committee views pay ratios as a useful reference point to inform policy setting, but also takes into consideration a number of other factors. The table below shows the ratios of the GCE's total remuneration to the remuneration of colleagues since 2017.

The change in the pay ratios for 2022 is explained in more detail on **page 119**.

Year	Methodology	Total compensation			Fixed pay		
		P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)
2022	**A**	120:1	86:1	48:1	81:1	59:1	35:1
2021	**A**	316:1	225:1	120:1	93:1	66:1	38:1
2020	**A**	132:1	95:1	54:1	103:1	75:1	42:1
2019	**A**	179:1	128:1	71:1	114:1	82:1	47:1
2018	**A**	237:1	169:1	93:1	113:1	81:1	48:1
2017	**A**	245:1	177:1	97:1	113:1	82:1	48:1
Y-o-Y (2021 v 2022)			(62)%			(11)%	

Notes to the table:

- The 2022 total remuneration for the colleagues identified at P25, P50 and P75 are as follows: £31,421, £43,760, £78,833.
- The 2022 base salary for the colleagues identified at P25, P50 and P75 are as follows: £25,344, £34,086, £55,489.
- The P25, P50 and P75 colleagues were determined on 31 December 2022 based on calculating total remuneration for all UK employees for the 2022 financial year. Payroll data from 1 January 2022 to 31 December 2022.
- Colleague total remuneration has been calculated in line with the single total figure of remuneration. The single total figure of remuneration has been calculated for 58,113 UK colleagues within the Group for a full year including full-time equivalent base pay, vesting Group Ownership Share awards (for eligible colleagues), core benefits, pension, overtime and shift payments, travel/relocation payments (for eligible colleagues) and private medical benefit.
- The average share price between 1 October 2022 and 31 December 2022 44.04 pence has been used to indicate the value of vesting Group Ownership Share awards.
- The colleague identified at P50 did not receive a separate car benefit and does not participate in the long term incentive plan. As a result, the ratio does not provide a direct comparison to the total remuneration of the GCE.
- Due to operational constraints, the calculation of the colleague Pension Input Figure excludes inflationary adjustments for those on the defined benefit scheme. The omission of this factor does not materially affect the outcome of the ratio and/or distort the validity of the valuation.
- All other data has been calculated in line with the methodology for the single total figure of remuneration for the GCE.
- In 2021 the median ratio was calculated for all three individuals undertaking the role of GCE and increased by 137 per cent year-on-year. This increase can be attributed to the one-off buy out awards granted to Charlie Nunn, an increase in the vesting LTIP and the payment of Group Performance Share (Annual Bonus), which were not awarded for 2020.

Our ratios have been calculated using Methodology option A on the basis that it provided the most accurate means of identifying the median, lower and upper quartile colleagues. The ratio has been calculated taking into account the pay and benefits of 58,113 UK employees, other than the individual performing the role of GCE.

The change in total remuneration ratios since 2017 is largely driven by the more volatile nature of variable pay for the CEO. The reduction in 2020 can be attributed to the decision not to make awards under the Group Performance Share Plan; reduced performance in the vesting of the 2018 Group Ownership plan compared to 2017 and the reduction in the former GCE's pension allowance from 33 per cent to 15 per cent of salary.

The GCE pay ratios decreased by 62 per cent between 2021 and 2022, due to two factors. Firstly, Charlie Nunn's remuneration for 2022 did not include any value in respect of Long Term Incentive Plans, as no 2020 EGOS award was granted to him given that he was not an executive director at the time of grant. Secondly, the 2021 ratio included the one-off buy out awards granted to Charlie Nunn. In addition the 2021 ratio was calculated for all three individuals undertaking the role of GCE. Over the same time period, employee total compensation increased by 12 percent at the lower quartile, 11 per cent at the median and by 7 per cent at the upper quartile, also contributing to the decrease in pay ratios.

For the majority of colleagues, year-on-year changes in remuneration are principally driven by pay increases and the impacts of Group performance and collective adjustment which has resulted in an increased bonus pool for 2022. The Group has a commitment to pay progression and a continued focus on ensuring higher pay awards for colleagues who are lower paid, or paid lower within their pay range. We are committed to reducing the pay gap between executives and wider colleagues and continue to remain focused on addressing the gap from the bottom up and not just from the top down.

The Committee is thoughtful of the volatility in pay ratios due to variable reward outcomes. Although the pay ratio is used as a useful reference point to inform policy-setting, the Committee takes into account a number of other factors to assess colleague pay progression.

Implementation of the policy in 2023

The 2023 Directors' Remuneration Policy is subject to approval at the Annual General Meeting in May 2023. We propose to implement the Policy in the following ways subject to shareholder approval. A final 2023 Long Term Share Plan award will be granted under the existing Remuneration Policy prior to the AGM when the 2023 Remuneration Policy is intended to come into effect.

Base Salary

Pay deal for wider workforce reflects a 6.3 per cent budget. The approach focuses on lower paid colleagues and colleagues lower in their pay range. However, no salary increases are proposed for the GCE and CFO.

Salaries will therefore remain as follows:
- GCE: £1,136,250
- CFO: £818,945

Fixed Share Award

Awards remain unchanged from 2022 as follows:
GCE: £1,050,000; CFO: £504,000.

Shares will be released in equal tranches over three years. (See **page 126** for further details).

Pension

Pension allowances for all executive directors are set at 15 per cent of base salary. Any new executive director appointments in 2023 will also attract a maximum allowance of 15 per cent of base salary.

Over 52,000 colleagues participate in the Group's Defined Contribution (DC) Pension scheme where the maximum opportunity for the workforce is 15 per cent of base salary. Executive directors employer pension contributions are therefore aligned with those available to the majority of the workforce.

In addition to the DC arrangement, the Group currently has almost 11,000 active members in defined benefit plans, with the effective cost of employer contributions into these arrangements being 40 per cent of salary.

Benefits

Benefits remain unchanged from 2022. Executive directors receive a flexible benefit allowance of 4 per cent of base salary.

This can be used to select benefits including life assurance and critical illness cover.

Other benefits include transportation and private medical cover. The CFO also receives a car allowance.

Group Performance Share (Bonus)

The performance measures for determining any individual 2023 GPS awards for executive directors are outlined in the 2023 balanced scorecard on **page 122**.

Subject to shareholder approval at the 2023 AGM individual maximum opportunities for executive directors for 2023 are 140 per cent of base salary for the GCE and the CFO.

Individual awards as a percentage of maximum will directly correlate to the overall performance assessment outcome. For the 2023 performance year, any GPS opportunity will be awarded in March 2024 in a combination of cash (up to 50 per cent) and shares.

Historically, the Group has applied deferral to the GPS in excess of both regulatory and Policy requirements, inhibiting the attraction and retention of the talent necessary to deliver the Group's new strategy. From 1 January 2023 the Group will apply deferral in line with minimum regulatory requirements as set out in the Policy and consistent with the approach taken by its peers. After this change at least 60 per cent of total variable remuneration awarded to the GCE will remain deferred over a period up to 7 years maintaining strong alignment to shareholders.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Long Term Share Plan ▼

A Long Term Share Plan award will be granted in relation to 2022 performance under the terms of the current Remuneration Policy. On the basis of the new Long Term Incentive Plan being approved by shareholders at the 2023 AGM, no further Long Term Share Plan awards would then be made to executive directors.

It is an important feature of the LTSP that performance is assessed and appropriately recognised upfront in the award size as there are no performance conditions that apply after the award is granted (only underpins). This is not however a mechanical outturn and, as with GPS, the Remuneration Committee may exercise its judgement.

Pre-grant test
The decision to award Long Term Share Plan awards for 2023 is based on the performance assessment from the 2022 balanced scorecard provided on **page 110**.

To ensure that the GCE and CFO are aligned to the long-term success of the Group and motivated to deliver the next phase of the Group's strategy and sustainable returns, the Remuneration Committee has awarded 2023 Long Term Share Plan awards of 150 per cent of salary to the GCE and the CFO to reflect the Group's performance in 2022 and other factors taken into account in the 'pre-grant test'.

The normal range for awards for executive directors is 125 per cent to 150 per cent of salary. Consistent with the awards for 2021 performance granted in March 2022, these 2023 awards are subject to underpins for the first three years which align the vesting outcomes to longer-term shareholder experience and are deferred for up to seven years.

In deciding the award size, the Committee considered the balanced scorecard, Group's share price, as well as the following four questions:
• Has the bank lived up to its ambition to be the Best Bank for Customers?
• Do the Group's financial results and capital position adequately reflect risk, conduct and any other non-financial considerations, including ESG?
• Has the Group made meaningful progress in supporting the UK's transition to net zero?
• Has the Group suffered a serious conduct event or has severe reputational damage arisen from the Group not living its values?

The Committee concluded that the Group's strong financial and overall business performance supported the making of awards.

Underpins
The underpins that will apply to the 2023 LTSP awards are:
• CET 1 ratio – Group CET1 ratio above the guided management target each year, including all regulatory buffers
• ROTE – Group ROTE exceeds the average for UK peer banks over the three years
• Ordinary Dividend – Increased ordinary dividend payments over the plan period (subject to any further sector-wide regulatory constraints).

The peer comparator group for the ROTE underpin is set at Barclays Group PLC, HSBC Holdings PLC, Natwest Group PLC, Santander UK PLC and Virgin Money UK PLC. ROTE will be measured on the new basis adopted from 2021 and will take into account adjustments (as appropriate) for methodology differences between peers and any other factors the Remuneration Committee considers should reasonably be reflected, including relative under or out-performance or change in business mix.

Awards will not be subject to further performance conditions however vesting will be subject to three underpin thresholds applicable for the first three years from grant. Each year the Remuneration Committee will monitor the Group's progress in relation to the underpins. An assessment will be made at the end of the three year period to determine whether the underpins have been successfully maintained over the three years and to what extent the LTSP award should vest. The Remuneration Committee will also retain the right to consider other factors and apply discretion prior to making a decision on vesting.

Pre-vest test
In conjunction with the assessment of performance against the underpins, the Remuneration Committee will consider the four core questions above to satisfy itself that the performance considered in the pre-grant test has been sustainable. The Remuneration Committee will retain the right to consider other factors and apply general discretion in making a decision on the vesting of awards. This approach helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria in the underpins and ensure that there is a fair outcome. The Committee will explain its reasons for applying discretion in either direction, or for not doing so.

Balanced scorecard outcomes and LTSP award range ▼

	0%—50%	50%—100%
Scorecard performance outcome		
All LTSP grant (up to % of base salary)	0%—125%	125%—150%[1]

1   Awards above 150 per cent and up to 200 per cent in line with Policy maximum reserved for exceptional circumstance or exceptional performance for all eligible colleagues other than Charlie Nunn who agreed to cap his maximum award at 150 per cent of salary.

Directors' remuneration report continued

2023 Group Performance Scorecard

The performance measures for determining any 2023 GPS Awards for the executive directors are shown in the table below.

The measures and targets are set annually by the Remuneration Committee to reflect the strategic priorities of the Group and take into account both the annual financial plan and operating plan against the backdrop of the rapidly evolving external economic and societal landscape.

For 2023 the Remuneration Committee has reduced the weighting of the customer measure to 20 per cent, and uplifted Profit after tax to 25 per cent, to provide a more appropriate balance within the scorecard. Quantitative financial measures make up 55 per cent of the scorecard, with the remaining 45 per cent made up of non-financial measures assessed by the Remuneration Committee using quantitative inputs.

When determining the final outcome, the Remuneration Committee may consider any personal or business area objectives and whether there has been effective, consistent and proactive risk management and conduct outcomes across all dimensions.

When assessing performance, the Committee can exercise its judgment to determine the appropriate outcome. This helps to avoid any potential unintended outcomes that might arise from the application of formulaic performance criteria.

Measures and weightings

Financial (55%)

Profit after tax	**25%**
ROTE	**20%**
Operating costs (excl. remediation and in-year GPS expense)	**10%**

Non-Financial (45%)

Customer Our assessment of how effectively we are serving customers across all brands, products and services	**20%**
Colleague • Increasing our gender and ethnic representation in senior roles • Culture and colleague engagement	**7.5%** **7.5%**
Climate • Reducing our operational carbon emissions • Sustainable financing and investment[1]	**5.0%** **5.0%**

Targets

Targets will be disclosed retrospectively in the 2023 annual report alongside the level of performance achieved, as the Remuneration Committee considers such targets to be commercially sensitive. However a target range has been set in line with our operating plan and, where applicable, forward-looking guidance.

Measures of financial and non-financial performance have been agreed by the Remuneration Committee to evaluate performance during 2023.

1   The sustainable financing and investment criteria for the Group Balanced Scorecard details the financing and investment activities that are eligible for inclusion towards this measure. Further information is available at: **www.lloydsbankinggroup.com/assets/pdfs/ who-we-are/financing-a-green-future/ objective- framework.pdf**

Remuneration Committee

The Committee comprises of five non-executive directors from a wide background to provide a balanced and independent view on remuneration matters. Two of the three designated independent non-executive directors of the Ring-Fenced Banks also attend meetings of the Committee as observers in order to provide insights on matters relevant to the Ring-Fenced Banks and as part of their role in the Group's overall governance structure. For further details of Committee membership and attendance at meetings, please see **page 79**.

During the year, Charlie Nunn as the GCE provided regular briefings to the Committee. In addition, the Committee engaged with and received updates from the Chief People and Places Officer, Total Reward Director, Chief of Staff and Chief Sustainability Officer and the Chief Risk Officer.

The purpose of the Committee is to set the remuneration for all executive directors and the Chair, including pension rights and any compensation payments. It recommends and monitors the level and structure of remuneration for senior management and material risk takers. It also considers, agrees and recommends to the Board an overall remuneration policy and philosophy for the Group that is aligned with its long-term business strategy, its business objectives, its risk appetite, purpose and values and the long-term interests of the Group, and recognises the interests of relevant stakeholders, including the wider workforce. The Committee's operation is designed to ensure that no conflicts of interest arise, and in particular, the Committee ensures that no individual is present when matters relating to their own remuneration are discussed.

Advisers

Over the course of 2022, advice was provided to the Committee by Mercer and PwC.

Mercer was appointed by the Committee following a competitive tender process in 2016 and was retained for part of 2022. The broader Mercer company provided unrelated advice on accounting and investments during the year. Fees payable for the provision of services in 2022 were £600 excluding VAT.

The Committee conducted a competitive tender process during the year and appointed PricewaterhouseCoopers (PwC) as independent adviser to the Committee in May 2022. PwC also provided professional services to the Group in the ordinary course of business including tax, assurance and advisory services. Fees paid to PwC for advising the Committee are based partly on a fixed fee and partly on a time and materials basis. During the year, the total fees paid to PwC for services related to directors' remuneration amounted to £279,633 excluding VAT.

Mercer and PwC have no other connections with the Group's directors that may impair their independence as advisers to the Committee. PwC are members of the Remuneration Consultants Group and signatories to its Code of Conduct and the Committee is therefore satisfied that the advice they provided was objective and independent.

Committee activities in the year ▼

	Jan	Feb	May	Sep	Nov
Executive directors' remuneration					
Executive director remuneration policy implementation, balance scorecards and pay proposals	●	●	●	●	●
Group Performance Share, Long Term Share Plan and individual assessment	●	●	●	●	●
Remuneration for other senior executives	●	●	●	●	●
Directors' remuneration report	○	●	○	○	●
Directors' remuneration policy design	○	○	●	●	●
All employee remuneration					
Group Performance Pool, balanced scorecard performance and 2023 pay proposals	●	●	●	●	●
Group-wide reward, gender and ethnic pay gap	○	○	○	○	●
Remuneration aspects of the workforce engagement	○	●	●	●	○
Reward governance					
Consideration of Policy, risk, control and conduct matters	●	●	●	●	●

Statement of voting at Annual General Meeting

The table below sets out the voting outcome at the Annual General Meeting in May 2022 in relation to the annual report on remuneration and the Remuneration Policy, last voted on in 2020.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
2021 annual report on remuneration (advisory vote)	**42,141**	**96.07%**	**1,723**	**3.93%**	**801**
Directors' Remuneration Policy (binding vote in 2020)[1]	**29,212**	**63.82%**	**16,562**	**36.18%**	**858**

1   During 2020 we engaged with shareholders and responded to feedback on the Directors' Remuneration Policy, for more detail see page 118 of the 2020 Directors' remuneration report.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Policy alignment to Provision 40 of the Corporate Governance Code.

A summary of how the proposed Remuneration Policy addresses the principles set out in the UK Corporate Governance Code is detailed below.

Clarity ▼

- The Committee regularly consults with key shareholders to ensure transparency on our policy and remuneration outcomes
- Targets are aligned to the Group's strategy and purpose, providing clarity to shareholders and stakeholders on the relationship between delivery of the strategy and remuneration outcomes
- During the year the Group communicated directly with colleagues detailing Group performance, changes in the economic and regulatory environment and updates on key strategic initiatives. Meetings were held throughout the year between the Group and our recognised unions
- Non-executive directors attended a number of colleague focus groups to discuss themes from the annual colleague survey, the Group's new strategy and values, pay and reward and hybrid working

Proportionality ▼

- There is clear alignment between the performance of the Group, the business strategy, and the reward paid to executive directors
- The Committee has the discretion to reduce the annual bonus, LTIP and LTSP awards, if it considers the pay-out does not appropriately reflect the performance of the Group during the performance period

Simplicity ▼

- The Remuneration Policy has been designed so that it is easy to understand and transparent, while complying with all regulatory requirements and meeting the expectations of our shareholders. The purpose of each remuneration element is explained in the policy and the amount paid in respect of each element is clearly set out

Risk ▼

- The Remuneration Policy supports the Group's risk management framework
- Risk and conduct considerations are taken into account in setting the annual bonus pool
- The annual bonus, deferred bonus, LTIP and LTSP incorporate malus and clawback provisions, and overarching Committee discretion to adjust formulaic outcomes

Predictability ▼

- The Remuneration Policy on **pages 125 to 133** describes the purpose, operation and maximum potential for each remuneration element and illustrates a range of potential outcomes for executive directors

Alignment to culture ▼

- Annual and long term variable remuneration are designed to drive behaviours consistent with the Groups strategy, purpose and values
- When considering individual executive directors' performance, the Committee takes account of the Group's values

2023 Directors' Remuneration Policy (Proposed)

Approval for this Directors' Remuneration Policy ("Policy") will be sought at the AGM on 18 May 2023 and, if approved, it will take effect from that date.

It is intended that approval of the Policy will be sought at three-year intervals, unless amendments to the Policy are required, in which case further shareholder approval will be sought. Information on how the Policy will be implemented in 2023 is included in the annual report on remuneration.

2023 Policy Changes

Over the course of 2022, the Committee performed a thorough review of the Policy to inform changes for 2023; input was sought from a range of stakeholders including institutional shareholders, the main proxy advisory agencies, the Group's main regulators the Prudential Regulation Authority ("PRA") and Financial Conduct Authority ("FCA"), executive management and the Committee's external advisers to ensure alignment with market practice and compliance with applicable regulations and codes of practice.

The Chair of the Committee and members of senior management engaged directly with a significant number of the Group's largest shareholders both in one on one dialogue and as part of the biennial Board Governance event and ensured the full range of those views were represented and carefully considered by the Committee as part of its discussions of changes to the Policy.

Stakeholders were supportive of the proposal to align executive reward more closely with the delivery of the Group's new strategy by returning to a performance based long term incentive plan. Shareholder expectations that targets should be stretching will be given full consideration when making the first LTIP grants in 2024 (subject to Policy approval at the 2023 AGM).

While colleagues were not formally consulted on the Directors' Remuneration Policy, the Committee ensured that the pay and reward proposition of all colleagues were taken into account in the process of developing the Policy. The remuneration of executive directors, senior management and all colleagues has been considered in the development of the Policy.

No executive director will be involved in the determination of their own remuneration. To manage conflicts of interests effectively, executive directors were asked to step out of committee meetings and relevant papers were also redacted for individuals if required.

Performance measures and link to strategy

The performance measures selected for the GPS and LTIP will be set annually by the Committee taking account of the Group's strategic priorities and its most important financial measures. Performance measures are selected to ensure an appropriate balance between short and long-term strategic goals and to align executive director and shareholder interests. In determining the appropriate set of measures and targets for annual bonus and LTIP awards, the Committee has discretion to vary the performance measures, or to substitute the metrics, over the life of the Directors' Remuneration Policy taking into account the Group's strategic plan or emerging best practice.

Directors' Remuneration Policy and Group Remuneration Policy alignment

The only significant difference between the Policy for executive directors and colleagues outside the Group Executive Committee is participation in the LTIP which is restricted to those most directly accountable for the successful delivery of the Group's strategy.

The table below summarises how the Policy applies across the Group.

Directors' Remuneration Policy and Group Remuneration Policy alignment				
	Executive directors	Group Executive Committee	Other Material Risk Takers	Other Employees
Fixed				
Base salary	●	●	●	●
Fixed share award / Role based allowance	●	●	●	○
Pension and benefits	●	●	●	●
Variable				
Short term incentive	●	●	●	●
Long term incentive	●	●	○	○

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

Remuneration policy table for executive directors

Base Salary

Purpose and link to strategy
To support the recruitment and retention of executive directors of the calibre required to develop and deliver the Group's strategic priorities. Base salary reflects the role of the individual, taking account of market competitiveness, responsibilities and experience, and pay in the Group as a whole.

Operation
Base salaries are typically reviewed annually with any increases normally taking effect from 1 April for executive directors. When determining and reviewing base salary levels, the Committee takes into account base salary increases for employees throughout the Group and ensures that decisions are made within the following two parameters:
- An objective assessment of the individual's responsibilities and the size and scope of their role, using objective job-sizing methodologies.
- Pay for comparable roles in comparable publicly listed financial services groups of a similar size.

Salary may be paid in sterling or other currency and at an exchange rate determined by the Committee.

Maximum potential
The Committee will make no increase which it believes is inconsistent with the two parameters. Increases will normally be no more than the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual. Where increases are awarded in excess of the wider employee population, the Committee will provide an explanation in the relevant annual report on remuneration.

Performance measures
N/A

Changes
No change to policy

Fixed Share Award

Purpose and link to strategy
To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for executive directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.

Operation
The fixed share award will be delivered entirely in Lloyds Banking Group shares, released over three years with 33 per cent being released each year following the year of award. Fixed share awards are preferred to be delivered in shares to create further alignment with shareholders over time. However, the Committee has discretion to deliver some or all of the awards in cash.

Maximum potential
The maximum award is 100 per cent of base salary.

Performance measures
N/A

Changes
No change to Policy

Pension

Purpose and link to strategy
To provide cost effective and market competitive retirement benefits, supporting executive directors in building long-term retirement savings.

Operation
Executive directors are entitled to participate in the Group's defined contribution scheme with company contributions set as a percentage of salary.

An individual may elect to receive some or all of their pension allowance as cash in lieu of pension contribution.

Maximum potential
The maximum allowance for all executive directors is set at 15 per cent of base salary in line with the majority of the workforce.

Performance measures
N/A

Changes
No change to Policy

Benefits ▼

Purpose and link to strategy
To provide flexible benefits as part of a competitive remuneration package.

Operation
Benefits may include those currently provided and disclosed in the annual report on remuneration. Core benefits include a company car or car allowance, private medical insurance, life insurance and other benefits that may be selected through the Group's flexible benefits plan.

Additional benefits may be provided to individuals in certain circumstances such as relocation. This may include benefits such as accommodation, relocation, and travel. The Committee retains the right to provide additional benefits depending on individual circumstances.

When determining and reviewing the level of benefits provided, the Committee ensures that decisions are made within the following two parameters:

- An objective assessment of the individual's responsibilities and the size and scope of their role, using objective job-sizing methodologies.
- Benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

Maximum potential
The Committee will only make increases in the benefits currently provided which it believes are consistent with the two parameters above. Executive directors receive a flexible benefits allowance which does not currently exceed 4 per cent of base salary.

Performance measures
N/A

Changes
No change to policy

All-employee plans ▼

Purpose and link to strategy
Executive directors are eligible to participate in HMRC-approved share plans which promote share ownership by giving employees an opportunity to invest in Group shares.

Operation
Executive directors may participate in these plans in line with HMRC guidelines currently prevailing (where relevant), on the same basis as other eligible employees.

Maximum potential
Participation levels may be increased up to HMRC limits as amended from time to time. The monthly savings limits for Save

As You Earn (SAYE) is currently £500. The maximum value of shares that may be purchased under the Share Incentive Plan (SIP) in any year is currently £1,800 with a two-for-one match. Currently a three-for-two match is operated up to a maximum colleague investment of £30 per month. The maximum value of free shares that may be awarded in any year is £3,600.

Performance measures
N/A

Changes
No change to policy

Group Performance Share ▼

Purpose and link to strategy
To incentivise and reward the achievement of the Group's annual financial and strategic targets whilst supporting the delivery of long-term superior and sustainable returns.

Operation
Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The GPS may be delivered partly in cash, shares, notes or other debt instruments including contingent convertible bonds. Where all or part of any award is deferred, the Committee may adjust these deferred awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules.

Where an award or a deferred award is in shares or other share-linked instrument, the number of shares to be awarded may be calculated using a fair value or based on discount to market value, as appropriate to reflect the fact that the directors are not eligible for dividends on unvested deferred awards.

The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance or other factors as determined by the Committee. The Committee may reduce the level of award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

Maximum potential
The maximum GPS opportunity is 140 per cent of salary for the executive directors.

Performance measures
Measures and targets are set annually by the Committee in line with the Group's strategic business plan and further details are set out in the annual report on remuneration for the relevant year.

Measures consist of both financial and non-financial measures and the weighting of these measures will be determined annually by the Committee. All assessments of performance are ultimately subject to the Committee's judgement, but measures will not vest if a 25 per cent threshold performance is not met. The normal 'target' level of the GPS is 50 per cent of maximum opportunity. The Committee is committed to providing transparency in its decision making in respect of GPS awards and will disclose historic measures and target information together with information relating to how the Group has performed against those targets in the annual report on remuneration for the relevant year except to the extent that this information is deemed to be commercially sensitive, in which case it will be disclosed once it is deemed not to be sensitive.

Changes
The maximum Group Performance Share for the CFO has been increased from 100 per cent to 140 per cent of salary.
Total target compensation for the CFO is behind peers and between lower quartile and median when compared to FTSE30 companies. Given the significant value the CFO delivers for the Group, the Committee propose to increase the CFO's GPS (annual bonus) maximum opportunity to 140 per cent of salary, aligned with the GCE.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

Long Term Incentive Plan

Purpose and link to strategy
To incentivise performance linked to the Group's strategy and aligned to shareholder interests.

Operation
From 2024, awards will be granted under the rules of the 2023 Long Term Incentive Plan, subject to shareholder approval at the AGM in 2023; awards will be granted in the form of conditional rights to shares in the Group.

The grant price of shares to be awarded may be discounted to reflect that the directors are not eligible for dividends on unvested awards.

Awards shall vest in five equal annual instalments which will not start before the third anniversary of grant; each vesting will be subject to a further holding period as required by regulation.

The Committee retains full discretion to amend the vesting levels should the outcome not reflect business and/or individual performance including risk and conduct outcomes. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation

Maximum potential
The maximum Long Term Incentive Plan opportunity is 300 per cent of base salary for annual awards to all executive directors. The actual award level granted will be determined with reference to a pre-grant test based on an assessment of performance by the Committee.

Performance measures
Awards will be subject to forward looking performance measures based on financial and other strategic and environmental measures set out in the annual report on remuneration each year; performance will be measured over a period of not less than 3 years as determined by the Committee.

The Committee has the discretion to change the measures or their weightings subject to a minimum of 50 per cent of the award being dependent on financial measures.

No more than 25 per cent of the award will vest for threshold performance. 100 per cent of the award will vest for achieving the maximum performance. Where performance falls between threshold, target and maximum levels, an intermediate number of awards will vest.

Changes
The Long Term Incentive Plan replaces the Long Term Share Plan.

The proposed structure provides greater alignment to delivery of the revised strategic aims of the Group.

Deferral of variable remuneration and holding periods

Operation
The GPS and LTIP are both considered variable remuneration for the purpose of regulatory payment and deferral requirements.

The payment of variable remuneration and deferral levels are determined at the time of award in compliance with regulatory requirements which currently require that at least 60 per cent of the aggregate variable remuneration (GPS + LTIP) is deferred up to seven years with pro rata vesting between the third and seventh year, and at least 50 per cent of total variable remuneration is delivered in shares or other equity linked instruments subject to a minimum one year holding period.

Changes
No change in deferral requirements.

Performance Adjustment

Performance adjustment is determined by the Remuneration Committee and/or Board Risk Committee and may result in a reduction of up to 100 per cent variable remuneration opportunity for the relevant period. It can be applied on a collective or individual basis. When considering collective adjustment, a report is submitted to the Remuneration Committee and Board Risk Committee regarding any adjustments required to balanced scorecards or the overall GPS and/or LTSP outcome to reflect in-year or prior year risk matters.

The application of malus will generally be considered when:
- there is reasonable evidence of employee misbehaviour or material error or that they participated in conduct which resulted in losses for the Group or failed to meet appropriate standards of fitness and propriety;
- there is material failure of risk management at a Group, business area, division and/or business unit level;
- the Committee determines that the financial results for a given year do not support the level of variable remuneration awarded; and/or

- any other circumstances where the Committee consider adjustments should be made.

Judgement on individual performance adjustment is informed by taking into account the severity of the issue, the individual's proximity to the issue and the individual's behaviour in relation to the issue. Individual adjustment may be applied through adjustments to balanced scorecard assessments and/or through reducing the variable remuneration outcome.

Awards are subject to clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

The application of clawback will generally be considered when:
- there is reasonable evidence of employee misbehaviour or material error; or
- there is material failure of risk management at a Group, business area, division and/or business unit level.

Discretion in relation to variable rewards

The Committee retains discretion with regards to all variable rewards plans. This relates to:

- The timing, size and type of awards and holding periods, subject to policy maxima, regulatory requirements and the annual setting of targets
- Where qualitative performance measures are used and performance against those measures is not commensurate with the Group's overall financial or strategic performance over the performance period
- Adjustment of targets and measures if events occur which cause it to determine that it is appropriate to do so. The Committee also retains the right to change performance measures and the weighting of measures, including following feedback from regulators, shareholders and/or other stakeholders; and amending the plan rules in accordance with their terms and or amending the basis of operation (including but not limited to the approach in respect of dividend equivalents) including in light of any change to regulatory requirements or guidance or feedback from regulators
- To exercise discretion in accordance with the rules, including in relation to whether or not malus or clawback provisions would apply, in connection with recruitment, or terminations of employment, or corporate events affecting the Company
- Adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends)
- The exercise of the Committee's discretion will be disclosed in accordance with regulatory requirements

Legacy awards and restrictions on payments

Awards in respect of the GPS and under the Long Term Share Plan will be granted in 2023 under the terms of the Directors' remuneration policy approved by shareholders on 21 May 2020 (the "2020 Policy"). No further awards would be made under the Long Term Share Plan unless the new Long Term Incentive Plan is not approved by shareholders.

The Committee reserves the right to make any remuneration payments/awards and any payments/awards for loss of office, notwithstanding that they are not in line with the policy set out above where the terms of the payment/award were agreed (i) before the 2020 policy came into effect; (ii) pursuant to the 2020 policy; or (iii) at a time when the relevant individual was not a director of the Group and, in the opinion of the Committee, the payment/award was not in consideration for the individual becoming a director of the Group. Such payments/awards will have been set out in the annual report on remuneration for the relevant year and include awards and payments made under previous approved remuneration policies.

Illustration of application of remuneration policy ▼

The charts below illustrate possible remuneration outcomes under the following four scenarios:

1. The maximum that may be paid, assuming full GPS payout and full vesting under the new LTIP. For the LTIP, an indication of the maximum remuneration receivable assumes a share price appreciation of 50 per cent during the period in which the award is subject to performance measures. The basis of the calculation of the share price appreciation is that the share price embedded in the calculation for the 'maximum' bar chart is assumed to increase by 50 per cent across the performance period.

2. The expected value of remuneration for performance midway between threshold and maximum, assuming 50 per cent of maximum GPS opportunity and 50 per cent vesting of maximum LTIP opportunity.

3. The minimum that may be paid, where only the fixed element is paid (base salary, benefits, pension and the fixed share award).

Amounts are based on base salaries as at 1 January 2023, 15 per cent pension allowance, benefits include 4 per cent flexible benefits allowance, private medical cover and a car allowance for CFO. Implementation of the Policy in 2023 is set out in the annual report on remuneration.

Charlie Nunn (GCE)
Value of package (£'000)



William Chalmers (CFO)
Value of package (£'000)



- Salary
- Fixed share awards
- Pension and Benefits
- Group Performance Share
- Long Term Incentive Plan
- Share price appreciation

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Directors' remuneration report continued

Approach to recruitment and appointment to the Board

In determining appropriate remuneration arrangements on hiring a new executive director, the Committee will take into account all relevant factors. This may include the experience and calibre of the individual, local market practice, the existing remuneration arrangements for other executives and the business circumstances. The Committee will seek to ensure that arrangements are in the best interests of both the Group and its shareholders and will seek not to pay more than is necessary.

The Committee may make awards on hiring an external candidate to 'buy-out' remuneration arrangements forfeited, or opportunities lost on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares), the currency of the awards, and the timeframe of awards. Any such award made will be made in accordance with the PRA's Rulebook and made on a comparable basis to those forfeited and subject to malus and clawback at the request of the previous employer as required by the PRA rules.

The package will normally be aligned with the remuneration policy as described in the policy report. However, the Committee retains the discretion to make appropriate remuneration decisions outside the standard policy to facilitate the recruitment of an individual of the calibre required and in exceptional cases.

This may, for example, include the following circumstances:

- An interim recruit, appointed to fill an executive director role on a short-term basis
- Exceptional circumstances requiring the Chair to take on an executive function on a short-term basis
- An executive director recruited from a business or location where benefits are provided that do not fall into the definition of 'variable remuneration forfeited' but where the Committee considers it reasonable to buy-out these benefits, or where the form of remuneration to be bought out requires a differentiated approach
- Transitional arrangements for overseas hires, which might include relocation expenses and accommodation

Variable remuneration awarded to a new executive director may not exceed the multiple of annualised fixed pay specified by the Group's regulators or other such multiple approved by the Group's shareholders or determined by the Remuneration Committee.

In making any such remuneration decisions, the Committee will apply any appropriate performance measures in line with those applied to other executive directors.

A full explanation will be provided of any buy-out award or discretionary payment.

Service agreements

The service contracts of all current executive directors are terminable on 12 months' notice from the Group and six months' notice from the individual. The Chair also has a letter of appointment. The Chair's engagement may be terminated on six months' notice by either party.

	Notice to be given by the Group	Date of service agreement
Robin Budenberg	6 months	04 July 2020
Charlie Nunn	12 months	29 November 2020
William Chalmers	12 months	15 March 2019

The service contracts and letters of appointment are available for inspection at the Company's registered office.

Notice periods

Newly-appointed executive directors will be employed on contracts that include the following provisions:

- The individual will be required to give six months' notice if they wish to leave and the Group will give 12 months' notice other than for material misconduct or neglect or other circumstances where the individual may be summarily dismissed by written notice. In exceptional circumstances, new joiners will be offered a longer notice period (typically reducing to 12 months within two years of joining)
- In the event of long-term incapacity, if the executive director does not perform their duties for a period of at least 26 weeks (in aggregate over a 12 month period), the Group shall be entitled to terminate the executive's employment by giving three months' notice
- At any time after notice to terminate is given by either the Group or the executive director, the Group may require the executive director to take leave for some or all of the notice period
- At any time, at its absolute discretion, the Group may elect to terminate the individual's employment by paying to the executive director, in lieu of the notice period, an amount equivalent to base salary, subject to mitigation as described more fully in the termination payments section of this report

Chair and non-executive director fees and benefits

Purpose and link to strategy
To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience.

Operation
The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chair's fees. The Chair does not participate in these discussions. The GCE and the Chair are responsible for evaluating and making recommendations to the Board in relation to the fees of the Non-executive directors (NEDs).

When determining and reviewing fee and benefit levels, the Committee ensures that decisions are made within the following parameters:
- The individual's skills and experience.
- An objective assessment of the individual's responsibilities and the size and scope of their role, using objective sizing methodologies.
- Fees and benefits for comparable roles in comparable publicly listed financial services groups of a similar size.

The Chair receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances.

NEDs are paid a basic fee plus additional fees for the chair/membership of committees and for membership of Group company boards, non-board level committees and / or other specific responsibilities.

Additional fees are also paid to the senior independent director and to the deputy chair to reflect additional responsibilities.

Any increases normally take effect from 1 January of a given year.

The Chair and the NEDs are not entitled to receive any payment for loss of office (other than in the case of the Chair's fees for the six month notice period) and are not entitled to participate in the Group's variable remuneration arrangements, all-employee share plan or pension arrangements.

NEDs are reimbursed for expenses incurred in the course of their duties, such as travel and accommodation expenses, on a grossed-up basis (where applicable).

Maximum potential
Any increase in fees or benefits currently provided will be consistent with the parameters above.

Performance metrics
N/A

Changes
No change to policy.

Letters of appointment
The non-executive directors all have letters of appointment and are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Non-executive directors may have their appointment terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.

Date of letter of appointment

NED	Date of letter of appointment	Date of appointment
Robin Budenberg[1]	4 July 2020	1 October 2020
Alan Dickinson	26 June 2014	8 September 2014
Sarah Legg	21 October 2019	1 December 2019
Lord Lupton	2 March 2017	1 June 2017
Amanda Mackenzie	17 April 2018	1 October 2018
Harmeen Mehta	5 October 2021	1 November 2021
Cathy Turner	11 October 2022	1 November 2022
Scott Wheway	26 July 2022	1 August 2022
Catherine Woods	22 October 2019	1 March 2020

1 Chair is subject to a 6 month notice period.

All directors are subject to annual re-election by shareholders.

The service contracts and letters of appointments are available for inspection at the Company's registered office.

Directors' remuneration report continued

Termination payments

It is the Group's policy that where notice pay continues to be payable after termination, it should be paid on a phased basis, mitigated in the event that alternative employment is secured in line with executive directors service contracts. Where it is appropriate to make a GPS award to the individual, this should relate to the period of actual service, rather than the full notice period. Any GPS payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral.

Generally, on termination of employment, unvested GPS awards, Group Ownership Share awards, Long Term Share Plan awards, Long Term Incentive awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an executive director is dismissed for gross misconduct, the executive director will receive normal contractual entitlements until the date of termination and all deferred GPS, Group Ownership Share, Long Term Share Plan and Long Term Incentive Plan awards will lapse.

Termination payments ▼

	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period. If resignation to take up a new employment, base salary would continue during any period of garden leave but may then cease if early release date agreed.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Redundancy or termination by mutual agreement	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).
Retirement/ill health, injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply in which case shares may be released on the date of termination.	Paid until date of death/ retirement (subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).
Change of control or merger	N/A	Outstanding awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A
Other reason where the Committee determines that the executive should be treated as a good leaver	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Termination payments ▼

	Group Performance Share (Annual bonus plan)[1,2]	Long Term Incentive Plan (Long term variable reward plan)[2]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].	Unvested awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving). Where the award is to vest it will be subject to the original performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback will apply.	Paid until date of leaving Board.
Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.	Paid until date of leaving Board.
Retirement/ill health, injury, permanent disability	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.	Paid until date of leaving Board.
Death	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of death. Deferred GPS awards vest on death in cash, unless the Committee determines otherwise.	Awards vest in full on the date of death unless in exceptional circumstances the Remuneration Committee determines that the performance against targets set do not support full vesting.	Paid until date of leaving Board.
Change of control or merger	In-year GPS accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred GPS awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period unless determined otherwise). The Committee may decide not to time pro-rate in its absolute discretion. Malus and clawback provisions will continue to apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company or equivalent cash based awards.	Paid until date of leaving Board.
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred GPS awards retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred GPS awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.	Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.	Paid until date of leaving Board.

1 If any GPS is to be paid to the executive director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).

2 Reference to change of control or merger includes a compromise or arrangement under section 899 of the Companies Act 2006 or equivalent. Fixed share awards may also be released/ exchanged in the event of a resolution for the voluntary winding up of the Company; a demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Committee, might affect the current or future value of any award; or a reverse takeover, merger by way of a dual listed company or other significant corporate event, as determined by the Committee. In the event of a demerger, special dividend or other transaction which would in the Committee's opinion affect the value of awards, the Committee may allow a deferred Group Performance Share award or a long term incentive award to vest to the extent relevant performance conditions are met to that date and if the Committee so determined, on a time pro-rated basis (unless determined otherwise) to reflect the number of months of the performance period worked.

3 The Chair is entitled to six months' notice.

4 The terms applicable on a cessation of employment to GOS Awards are as shown on page 97 of the 2017 Remuneration Policy. The terms applicable on a cessation of employment to LTSP awards as shown on page 122 of the 2020 Remuneration Policy.

5 Clarifies that entitlement to consideration for in-year GPS award is forfeit on resignation.

6 In the event that performance conditions are required to be assessed prior to the normal vesting date in connection with the leaver event, the Committee retains discretion to make such an assessment on such basis as it considers appropriate.

7 Any awards which vest pursuant to a good leaver event will remain subject to any applicable post-vesting holding period.

On termination, the executive director will be entitled to payment for any accrued holiday not taken as part of any period of garden leave calculated by reference to base salary and fixed share award.

The cost of legal, tax or other advice incurred by an executive director in connection with the termination of their employment and/or the cost of support in seeking alternative employment may be met up to a maximum of £100,000 (excl VAT). Additional payments may be made where required to settle legal disputes, or as consideration for new or amended post-employment restrictions.

Where an executive director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the AGM no current executive directors are in receipt of such expenses), the cost of actual expenses incurred or benefits provided may continue to be reimbursed for up to 12 months after termination or, at the Group's discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

Other statutory and regulatory information

This directors' report on **pages 72 to 137** is our directors' report for the purposes of the Companies Act 2006 and fulfils the requirements of the corporate governance statement for the purposes of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules (DTR).

Profit and dividends

The consolidated income statement shows a statutory profit before tax for the year ended 31 December 2022 of £6,928 million (2021: £6,902 million).

The directors have recommended a final dividend for 2022, which is subject to approval by the shareholders at the annual general meeting (AGM), of 1.60 pence per share, which together with the interim dividend of 0.80 pence per share represents a total dividend for the year of 2.40 pence per share, equivalent to £1.6 billion. If approved by shareholders, the final dividend will be paid on 23 May 2023.

A final dividend of 1.33 pence per share totalling £930 million in respect of 2021 was paid on 19 May 2022, and an interim dividend of 0.80 pence per share totalling £545 million was paid on 12 September 2022. Further information on dividends is shown in note 44 on **page 294** and is incorporated into this directors' report by reference.

The Board continues to give due consideration at each year end to the return of any surplus capital to shareholders and for 2022, the Board intends to return up to £2.0 billion through a share buyback programme in respect of the Company's ordinary shares. This represents the return of capital over and above the Board's view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties.

The share buyback programme is intended to commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 29 December 2023. Given the total ordinary dividend of 2.40 pence per share and the intended share buyback, the total capital return for 2022 will be up to 5.40 pence per share, an increase of 12 per cent on the prior year, equivalent to up to £3.6 billion.

The Company intends to use the authority for the repurchase of ordinary shares granted to it at the 2022 AGM to implement the proposed share buyback. Details of this existing authority are set out under 'Power of directors in relation to shares'. Shareholders will be asked to renew this authority at the 2023 AGM, in line with common practice.

Appointment and retirement of directors

The appointment and retirement of directors is governed by the Company's articles of association, the UK Corporate Governance Code and the Companies Act 2006. The Company's articles of association may only be amended by a special resolution of the shareholders in a general meeting.

Scott Wheway and Cathy Turner were appointed to the Board on 1 August 2022 and 1 November 2022 respectively. Both will therefore stand for election at the forthcoming AGM. In the interests of good governance and in accordance with the provisions of the UK Corporate Governance Code, all other directors will retire, and those wishing to serve again will submit themselves for re-election at the forthcoming AGM. Biographies of the current directors are set out on **pages 74 to 75**. Details of the directors seeking election or re-election at the AGM are set out in the Notice of Meeting.

Board composition changes

Changes to the composition of the Board since 1 January 2022 up to the date of this report are shown in the table below:

	Joined the Board	Left the Board
Stuart Sinclair		12 May 2022
Scott Wheway	1 August 2022	
Cathy Turner	1 November 2022	

Directors' and Officers' liability insurance

Throughout 2022 the Group had appropriate insurance cover in place to protect directors, including the directors who retired during the year, from liabilities that may arise against them personally in connection with the performance of their role. As well as insurance cover, the Group agrees to indemnify the directors to the maximum extent permitted by law. Further information on the Group's indemnity arrangements is provided in the directors' indemnities section.

Directors' indemnities

The directors of the Company, including the former directors who retired during the year, have entered into individual deeds of indemnity with the Company which constituted 'qualifying third-party indemnity provisions' for the purposes of the Companies Act 2006. The deeds indemnify the directors to the maximum extent permitted by law and remain in force. The deeds were in force during the whole of the financial year or from the date of appointment in respect of the directors appointed during 2022. Deeds for existing directors are available for inspection at the Company's registered office.

The Company has also granted deeds of indemnity by deed poll and by way of entering into individual deeds, which constitute 'qualifying third-party indemnity provisions' to the directors of the Group's subsidiary companies, including to former directors who retired during the year and since the year end, and to Group colleagues subject to the provisions of the Senior Managers and Certification Regime. Such deeds were in force during the financial year ended 31 December 2022 and remain in force as at the date of this report.

Qualifying pension scheme indemnities have also been granted to the Trustees of the Group's pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.

Conflicts of interest

The Board has a comprehensive procedure for reviewing, and as permitted by the Companies Act 2006 and the Company's articles of association, approving actual and potential conflicts of interest. Directors have a duty to notify the Chair and Company Secretary as soon as they become aware of actual or potential conflict situations. Any changes to the commitments of directors are reported to the Nomination and Governance Committee and the Board, and a register of directors' interests is regularly reviewed and authorised by the Board to ensure the authorisation status remains appropriate.

Lord Lupton is a senior adviser to Greenhill Europe, an investment bank focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and capital raising to corporations, partnerships, institutions and governments. The Board has authorised the potential conflicts and requires Lord Lupton to recuse himself from discussions, should the need arise.

Share capital

Detail of the rights and obligations attaching to the Company's issued share capital may be found in note 39 to the financial statements.

Power of directors in relation to shares

The Board manages the business of the Company under the powers set out in the articles of association, which include the directors' ability to issue or buy back shares. The directors were granted authorities to issue and allot shares and to buy back shares at the 2022 AGM. Shareholders will be asked to renew these authorities at the 2023 AGM.

The authority in respect of purchase of the Company's ordinary shares, as granted at the 2021 AGM, was limited to 7,088,402,568 ordinary shares, equivalent to 10 per cent of the issued ordinary share capital of the Company as at the latest practicable date prior to publication of the 2021 AGM circular. Such authority was used during the year under review in connection with the share buyback programme described below, and as at 31 December 2022 and the date of this report, a total of 4,528,731,591 ordinary shares had been repurchased.

The Company undertook an ordinary share buyback programme, which was launched on 25 February 2022, and ended on 11 October 2022. The programme repurchased in aggregate 4,528,731,591 ordinary shares, each with a nominal value of 10 pence, for an aggregate consideration of c.£2.0 billion (aggregate nominal value of the ordinary shares £452,873,159.10) as a means by which to return surplus capital to shareholders. All of the repurchased ordinary shares were cancelled, and together represented 6.73 per cent of the called up share capital of the Company at completion of the programme. Further information in relation to the 2022 ordinary share buyback programme is provided on **page 66**.

The authority in respect of purchase of the Company's ordinary shares, as granted at the 2022 AGM, was limited to 7,047,917,092 ordinary shares, none of which was utilised as at 31 December 2022 and the date of this report.

Branches

The Group provides a wide range of banking and financial services through branches and offices in the UK and overseas.

Research and development activities

During the ordinary course of business, the Group develops new products and services within the business units.

Change of control

The Company is not party to any significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid. There are no agreements between the Company and its directors or employees providing compensation for loss of office or employment resulting from a takeover, except for the Company's employee share plans which contain provisions relating to a change of control set out on **page 290**.

Capital Requirements (Country-by-Country Reporting)

As required under the Capital Requirements (Country-by-Country Reporting) Regulations 2013, the Group's related disclosures may be found online, at **www.lloydsbankinggroup.com/investors/financial-downloads.html.**

Post balance sheet events

Details of events since the date of the balance sheet are provided in note 54 on **page 337.**

Substantial shareholders

Major shareholders do not have different voting rights from other holders of ordinary shares. Information provided to the Company by substantial shareholders pursuant to the DTR is published via a Regulatory Information Service. As at 31 December 2022, the Company had been notified by its substantial shareholders under Rule 5 of the DTR of the following interests in the Company's shares:

	Interest in shares	% of issued share capital with rights to vote in all circumstances at general meetings[1]
BlackRock Inc.	3,668,756,765[2]	5.14%
Harris Associates L.P.	3,546,216,787[3]	4.99%

1   Percentage provided was correct at the date of notification.
2   The most recent notification provided by BlackRock Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company. BlackRock Inc.'s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock Inc.'s Schedule 13-G filing with the US Securities and Exchange Commission dated 24 January 2023, which identifies beneficial ownership of 6,256,206,661 shares in the Company representing 9.3 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes.
3   An indirect holding.

No further notifications have been received under Rule 5 of the DTR as at the date of this report.

Information incorporated by reference

Content		Pages
Group results	Summary of Group Results	**51 to 54**
Ordinary dividends	Dividends on ordinary shares	**294**
Directors' emoluments	Directors' remuneration report	**105 to 133**
Internal control and financial risk management	Financial reporting risk	**141**
	Risk management	**38 to 43** **139 to 195**
	Financial instruments	**301 to 312** **315 to 335**
Information included in the strategic report	Future developments	**1 to 44**
	Supporting disability	**34**
	Engagement with colleagues	**82**
	Engagement with customers, suppliers and others	**82 to 83**
Disclosures required under Listing Rule 9.8.4R	Significant contracts	**297 to 298**
	Dividend waivers	**294**
Principal risks and uncertainties	Funding and liquidity	**40** **179 to 184**
	Capital position	**39** **148 to 155**
Viability statement	Risk overview	**44**
Going concern statement	Risk overview	**44**
Share capital and control	Share capital and restrictions on the transfer of shares or voting rights	**290**
	Employee share schemes – exercise voting rights	**290**
	Rights and obligations attaching to the Company's issued share capital	**290**
Post balance sheet events	Events since the date of the balance	**337**

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Other statutory and regulatory information continued

Scope 1, 2 and 3 emissions reporting for our own operations

The Group has reported greenhouse gas emissions and environmental performance since 2009, and since 2013 this has been reported in line with the requirements of the Companies Act 2006 and its applicable regulations and the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) (i.e. Streamlined Energy and Carbon Reporting ('SECR'). Our total emissions, in tonnes of CO_2 equivalent, are reported in the table below. Deloitte LLP has provided limited level ISAE 3000 (Revised) assurance over selected non-financial indicators. Their full, independent assurance statement is available online at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html.**

Methodology

The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from our worldwide operations. Energy consumption is calculated according to guidance set out by the UK Government's department for business, energy & industrial strategy. The reporting period is 1 October 2021 to 30 September 2022, which is different to that of our directors' report (January to December 2022). This is in line with the regulations in that most of the emissions reporting year falls within the period of the directors' report.

Emissions are reported based on the operational control approach. Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions are generated from the use of electricity and are calculated using both the location and market-based methodologies. Reported Scope 3 emissions relate to business travel (category 6) and commuting (category 7) undertaken by colleagues, emissions from colleagues working from home (category 7), operational waste (category 5) and the extraction and distribution of each of our energy sources – electricity, gas and oil (category 3). Scope 3 emissions do not include purchased good and services, capital goods and upstream transportation and distribution (category 1, 2 and 4) and investments (category 15), but these figures are disclosed in the Environmental Sustainability Report 2022 ↗ which can be found at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html.**

Intensity ratio

Legacy	Oct 2021 – Sept 2022	Oct 2020 – Sept 2021	Oct 2019 – Sept 2020	Oct 2018 – Sept 2019
GHG emissions (CO_2e) per £m of underlying income (Location Based)[1]	9.52	11.35	13.24	15.56
GHG emissions (CO_2e) per £m of underlying income (Market Based)[1]	6.30	6.93	7.50	9.64

[1] Intensities have been restated for 2018/2019, 2019/20 and 2020/21 emissions data to improve the accuracy of reporting, using actual data to replace estimates, account for the historical impacts of acquired Embark Group locations and improvements to fugitive gas calculations. Underlying income figures for those years have not changed.

This year, our overall location-based carbon emissions* were 175,411 tonnes CO_2e; an 4.7 per cent decrease since 2020/21. While our overall market-based carbon emissions** were 115,964 tonnes CO_2e; an 3.1 per cent increase since 2020/21 mainly driven by higher business travel and commuting related carbon emission. Group energy consumption, electricity and gas, has reduced in line with extensive investment on energy efficiency across our buildings and established hybrid workstyle.

* Include Scope 1, 2 emissions and Scope 3 category 3, 5, 6 and 7. Scope 3 category 1, 2, 4 and 15 are excluded.

** Since January 2019, our Scope 2 market-based emissions figure is zero tCO2e, as we have procured renewable electricity mainly through our Power Purchase Agreement (PPA) and Green Tariff, and renewable certificates equal to the remainder to make up the total electricity consumption in each of the markets in which we operate.

Carbon emissions (tonnes CO_2e)

	Oct 2021 – Sept 2022	Oct 2020 – Sept 2021	Oct 2019 – Sept 2020	Oct 2018 – Sept 2019
Total CO2e (market based)[1#]	115,964.48	112,423.64	114,722.02	174,629.23
Total CO2e (location based)[1#]	175,411.00	184,103.25	202,346.53	281,772.27
Total Scope 1 and 2 (location based)[1#]	86,944.94	103,618.21	121,333.09	150,108.22
– of which UK Scope 1 and 2 (location based)[1]	86,079.33	102,593.96	120,031.65	147,726.36
Total Scope 1 and 2 (market based)[1#]	27,498.42	31,938.60	33,708.58	42,965.18
– of which UK Scope 1 and 2 (market based)[1]	27,238.09	31,623.28	33,407.46	42,278.76
Total Scope 1[1#]	27,498.42	31,938.60	33,708.58	42,578.56
Total Scope 2 (market based)[#]	–	–	–	386.61
Total Scope 2 (location based)[1#]	59,446.52	71,679.61	87,624.51	107,529.65
Total Scope 3 operational emissions [1#]	88,466.06	80,485.04	81,013.44	131,664.05
Category 3: Upstream Fuel and Energy	25,497.78	28,322.39	24,881.51	31,278.87
Category 5: Waste generated in operations	201.38	246.60	389.60	2,324.83
Category 6: Business travel	6,213.28	1,266.28	11,015.96	31,423.39
Category 7: Employee Communicating and Teleworking	56,553.62	50,649.77	44,726.36	66,636.96

Further information on our Scope 3 emissions is available in our ESG Performance Review 2022 at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html.**

Global energy use (kWhs)

	Oct 2021 – Sept 2022	Oct 2020 – Sept 2021	Oct 2019 – Sept 2020	Oct 2018 – Sept 2019
Total global energy use[1][#]	424,263,067	474,372,492	520,801,595	593,841,934
– of which UK energy use[1]	419,784,408	469,399,610	515,546,891	587,624,076
Total building energy[1]	412,888,764	468,602,439	500,486,321	554,278,919
Total company owned vehicle energy[1]	7,367,288	2,796,073	14,436,436	29,987,906
Total grey fleet vehicle energy[2]	4,007,015	2,973,980	5,878,838	9,575,109

1 Restated 2018/2019, 2019/20 and 2020/21 data to improve the accuracy of reporting, using actual data to replace estimates, historical emissions associated with Embark Group's properties, and improved escaped refrigerant related emissions.
2 Grey fleet refers to colleague and hired road vehicles being used for a business purpose.
Indicator is subject to Limited ISAE3000 (revised) assurance by Deloitte LLP for the 2022 Annual Responsible Business Reporting. Deloitte's 2022 assurance statement and the 2022 Reporting Criteria are available online at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html.**

- Scope 1 emissions are emissions from activities for which the Group is responsible, including mobile and stationary combustion of fuel and operation of facilities
- Scope 2 emissions are emissions from the purchase of electricity by the Group for its own use and have been calculated in accordance with GHG Protocol guidelines, in both location and market-based methodologies
- Scope 3 emissions include business travel (category 6) and commuting (category 7) undertaken by colleagues, emissions from colleagues working from home (category 7), operational waste (category 5) and the extraction and distribution of each of our energy sources – electricity, gas and oil (category 3). Scope 3 emissions do not include purchased good and services, capital goods and upstream transportation and distribution (category 1, 2 and 4) and investments (category 15)
- The methodology to derive reported Scope 1, 2 and 3 emissions is provided in the Lloyds Banking Group Reporting Criteria statement available online at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html.**

Energy efficiency

Our ongoing energy optimisation programme, has resulted in 89 GWh cumulative energy savings in 2022. This workstream includes onsite optimisation and strategic alterations of building management and control systems to match the run hours of plant to core operating hours and ensures temperature settings are aligned with Group comfort guidelines. In 2022, 54 deep dives, 54 onsite optimisations, 16 remote optimisations and 529 bank holiday programmes were completed. Together with the energy optimisation programme, we have also delivered a significant LED lighting and Building Management System upgrade throughout our estate, leading to an estimated annualised 2,169 MWh electricity saving. These were the principal measures taken in 2022 to increase the Group's energy efficiency.

Omissions

Emissions associated with our supply chain, joint ventures and investments are not included in this disclosure as they fall outside the scope of our operational boundary. Further information on these sources can be found in the Environmental Sustainability Report 2022 ↗ available at **www.lloydsbankinggroup.com/who-we-are/responsible-business/downloads.html**. The Group does not have any emissions associated with the purchase of heat, steam or cooling for its own use and is not aware of any other material sources of omissions from our reporting.

Independent auditor and audit information

Each person who is a director at the date of approval of this report confirms that, so far as the director is aware, there is no relevant audit information of which the Company's auditor is unaware and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of the Companies Act 2006.

Statement of directors' responsibilities

The directors are responsible for preparing the annual report, including the directors' remuneration report, and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law, the directors are required to prepare the Group and parent Company financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006.

Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the directors are required to properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in international accounting standards in conformity with the requirements of the Companies Act 2006 are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the company's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at **www.lloydsbankinggroup.com/investors/financial-downloads**. The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current directors who are in office as at the date of this report, and whose names and functions are listed on **pages 74 to 75** of this annual report, confirm that, to the best of his or her knowledge:

- The Group and the Company financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the Company
- The management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Group and the Company together with a description of the principal risks and uncertainties they face
- The annual report and accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company and the Group's position, performance, business model and strategy

The directors have also separately reviewed and approved the strategic report.

On behalf of the Board

▶
Kate Cheetham
Company Secretary
21 February 2023
Lloyds Banking Group plc
Registered in Scotland, No. SC095000

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management

Household decarbonisation partnership

£1,000 cashback¹ for Halifax mortgage customers who use borrowing to fund installation of a air-source heat pump

We've agreed a strategic partnership with Octopus Energy to provide energy efficiency home improvements to our customers.

The first scheme of the partnership will offer lower cost air-source heat pumps to UK households.

The move is designed to support the decarbonisation of domestic heating and encourage the retrofit of existing UK properties. The pilot has launched through our Halifax brand as part of our Green Living Reward scheme. Customers using mortgage borrowing to fund the switch to an air-source heat pump will benefit from £1,000 cashback on completion of the installation.



Read more about our strategic partnership.

1   Terms and conditions apply.

Risk management

Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.

Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.

The risk overview (**pages 38 to 44**) provides a summary of risk management within the Group and the key focus areas for 2022, including maintaining support for customers. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group's strategic risk management framework.

This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group's emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (**pages 147 to 195**), the framework by which risks are identified, managed, mitigated and monitored.

Each principal risk category is described and managed using the following standard headings: definition, exposures, measurement, mitigation and monitoring.

The Group's approach to risk

The Group operates a prudent approach to risk with rigorous management controls to support sustainable business growth and minimise losses. Through a strong and independent risk function (Risk division), a robust control framework is maintained to identify and escalate current and emerging risks, support sustainable growth within the Group's risk appetite, and to drive and inform good risk reward decision-making.

To comply with UK specific ring-fencing requirements, core banking services are ring-fenced from other activities within the overall Group. The Group's enterprise risk management framework (ERMF) and risk appetite apply across the Group. These are supplemented by sub-group specific risk management frameworks and risk appetites which operate within the Group parameters. The Group's Corporate Governance Framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity-specific needs of Lloyds Bank plc and Bank of Scotland plc, within the Ring-Fenced Bank sub-group and supplementary corporate governance frameworks are in place to address the specific requirements of the other sub-groups (Non-Ring-Fenced Bank, Insurance and Equity Investments).

The Group's ERMF is structured to align with the industry-accepted internal control framework standards.

The ERMF applies to every area of the business and covers all types of risk. It is reviewed, updated and approved by the Board at least annually to reflect any changes in the nature of the Group's business and external regulations, law, corporate governance and industry best practice. The ERMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Role of the Board and senior management
Key responsibilities of the Board and senior management include:

- Approval of the ERMF and Board risk appetite
- Approval of Group-wide risk principles and policies
- The cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive)
- Effective oversight of risk management consistent with risk appetite

Risk appetite

The Group's approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.

Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.

Business planning aims to optimise value within the Group's risk appetite parameters and deliver on its promise to Help Britain Prosper.

The Group's risk appetite statement details the risk parameters within which the Group operates. The statement forms part of the Group's control framework and is embedded into its policies, authorities and limits, to guide decision-making and risk management. Group risk appetite is regularly reviewed and refreshed to ensure appropriate coverage across our principal risks and any emerging risks, and to align with internal or external change.

The Board is responsible for approving the Group's Board risk appetite statement annually. Group Board-level metrics are augmented by further sub-Board-level metrics and cascaded into more detailed business appetite metrics and limits.

The following areas are currently included in the Group Board risk appetite:

Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence

Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity

Climate: the Group takes action to support the transition to net zero, through our activities and our customers, and to maintain our resilience against the risks relating to climate change

Conduct: the Group delivers fair outcomes for its customers

Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group's target return on equity in aggregate

Data: the Group has zero appetite for data related regulatory fines or enforcement actions

Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding

Insurance underwriting: the Insurance Group has an appetite to take on insurance underwriting risks where they fit with our strategic objectives

Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities

Model: material models are performing in line with expectations

Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these

Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events

People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people

Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations

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Financial statements

Other information

Risk management
continued

Governance frameworks
The Group's approach to risk is based on a robust control framework and a strong risk management culture which are the foundation for the delivery of effective risk management and guide the way all employees approach their work, behave and make decisions.

Governance is maintained through delegation of authority from the Board to individuals through the management hierarchy. Senior executives are supported where required by a committee-based structure which is designed to ensure open challenge and support effective decision-making.

The Group's risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated where needed to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.

The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

Board-level engagement, coupled with the direct involvement of senior management in Group-wide risk issues at Group Executive Committee level, ensures that escalated issues are promptly addressed and remediation plans are initiated where required.

Line managers are directly accountable for identifying and managing risks in their individual businesses, ensuring that business decisions strike an appropriate balance between risk and reward and are consistent with the Group's risk appetite.

Clear responsibilities and accountabilities for risk are defined across the Group through a three lines of defence model which ensures effective independent oversight and assurance in respect of key decisions.

The Risk Committee governance framework is outlined on **page 142**.

Three lines of defence model
The ERMF is implemented through a 'three lines of defence' model which defines clear responsibilities and accountabilities and ensures effective independent oversight and assurance activities take place covering key decisions.

Business lines (first line) have primary responsibility for risk decisions, identifying, measuring, monitoring and controlling risks within their areas of accountability. They are required to establish effective governance and control frameworks for their business to be compliant with Group policy requirements, to maintain appropriate risk management skills, mechanisms and toolkits, and to act within Group risk appetite parameters set and approved by the Board.

Risk division (second line) is centralised, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.

It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:

- Overseeing embedding of effective risk management processes
- Transparent, focused risk monitoring and reporting
- Provision of expert and high-quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
- A constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools

The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Group Audit Committee, and the Board or Board Audit Committees of the sub-groups, subsidiaries and legal entities where applicable.

Risk and control cycle from identification to reporting
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate and accurate risk reporting. The risk and control cycle sets out how this should be approached. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.

The process for risk identification, measurement and control is integrated into the overall framework for risk governance. Risk identification processes are forward-looking to ensure emerging risks are identified. Risks are captured and measured using robust and consistent quantification methodologies. The measurement of risks includes the application of stress testing and scenario analysis, and considers whether relevant controls are in place before risks are incurred.

Identified risks are reported on a regular basis to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to resolve the breach and bring risk within tolerances. There is a clear process for escalation of risks and risk events.

All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks are aggregated by risk category and reported and monitored via the monthly Key Risk Insights Report or Consolidated Risk Report (CRR). The Key Risk Insights Report and CRR are reviewed and independently challenged by the Risk division and provided to the Risk division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across sub-groups. The CRR data is the primary source used for this point-in-time assessment and a year-on-year comparison on control effectiveness is reported to the Board.

One Risk and Control Self-Assessment (One RCSA) is part of the Group's risk and control strategy to deliver a stronger risk culture and simplified risk and control environment. During 2022, there has been significant effort to embed One RCSA. This will continue into 2023 as risk practices, data quality, culture and capability mature.

Risk culture
Based on the Group's prudent business model, prudent approach to risk management, and guided by the Board, the senior management articulates the core risk values to which the Group aspires, and sets the tone at the top. Senior management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. The Group's Code of Responsibility reinforces colleagues' accountability for the risks they take and their responsibility to prioritise their customers' needs.

Risk resources and capabilities

Appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver good outcomes for customers.

There is ongoing investment in risk systems and models alongside the Group's investment in customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting leading to effective and efficient risk decisions.

Risk decision-making and reporting

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of the Group's overall risk profile, key risks and management actions, and performance against risk appetite, including the Key Risk Insights Report and CRR, is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.

Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chair and members of Board Risk Committee.

Financial reporting risk management systems and internal controls

The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:

- Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
- Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
- Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
- Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
- Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
- Ensure an accurate view of the Group's performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole and each of its sub-groups

The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group's financial disclosures. For further information on the Audit Committee's responsibilities relating to financial reporting see **pages 95 to 98**.

Exposure to risk arising from the business activities of the Group

The table below provides a high level guide to how the Group's business activities are reflected through its risk-weighted assets (RWAs), which are prepared in line with PRA prudential requirements. There are a number of risks that are not captured in RWAs including pension risk, interest rate risk, concentration risk and some RWA calculations, such as operational risk RWAs are being updated as part of the Basel 3.1 proposals. Furthermore the risk relating to Scottish Widows activities is not included in this table as Scottish Widows are subject to a different set of prudential rules (Solvency 2 regime). Details of the business activities for each division are provided in the Financial Performance Overview on **pages 58 to 66**.

At 31 December 2022	Retail £bn	Commercial Banking £bn	Insurance, Pensions and Investments[1] £bn	Central Items[2] £bn	Group £bn
Risk-weighted assets (RWAs)					
Credit risk	93.8	59.6	0.1	11.5	165.0
Counterparty credit risk[3]	–	5.8	–	0.8	6.6
Market risk	–	3.2	–	–	3.2
Operational risk	17.9	5.7	–	0.6	24.2
Total (excluding threshold)	**111.7**	**74.3**	**0.1**	**12.9**	**199.0**
Threshold[4]	–	–	–	11.9	11.9
Total	**111.7**	**74.3**	**0.1**	**24.8**	**210.9**

1 As a separate regulated business, the Insurance business maintains its own solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs as its assets are removed from the Group's banking regulatory capital calculations. However, in accordance with banking capital rules part of the Group's equity investment in Insurance is included in the calculation of threshold RWAs, while the remainder is taken as a deduction from common equity tier 1 (CET1) capital.

2 Central items includes assets held outside the main operating divisions, including the assets of Group Corporate Treasury which holds the Group's liquidity portfolio, and other supporting functions.

3 Exposures relating to the default fund of a central counterparty and credit valuation adjustment risk are included in counterparty credit risk.

4 Threshold RWAs reflect the proportion of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group's Insurance business.

Risk management
continued

Risk governance

The risk governance structure below is integral to effective risk management across the Group. To meet ring-fencing requirements the Boards and Board Committees of the Group and the Ring-Fenced Banks as well as relevant Committees of the Group and the Ring-Fenced Banks will sit concurrently and we refer to this as the Aligned Board Model. Please see **page 78** for further information on the Aligned Board Model and the Group's approach to ring-fencing. The Risk division is appropriately represented on key committees to ensure that risk management is discussed in these meetings. This structure outlines the flow and escalation of risk information and reporting from business areas and the Risk division to the Group Executive Committee and Board. Conversely, strategic direction and guidance is cascaded down from the Board and Group Executive Committee.

The Company Secretariat supports senior and Board-level committees, and supports the Chairs in agenda planning. This gives a further line of escalation outside the three lines of defence.

Risk governance structure



Audit Committee
Board
Board Risk Committee
Group Chief Executive
Reporting
Aggregation, Escalation
Independent Challenge
Group and Ring Fenced Banks Risk Committee
Primary Escalation
Business area Principal enterprise Risk committees
First line of defence - Risk management
Independent challenge of both first and second lines of defence
Reporting
Aggregation, Escalation
Independent Challenge
Independent Challenge
Reporting
Reporting
Independent Challenge
Reporting
Third line of defence – assurance
Group Internal Audit
Risk division committees and governance
Second line of defence – risk oversight

Group Chief Executive Committees

- Group Executive Committee (GEC)
- Group and Ring-Fenced Banks Risk Committees (GRC)
- Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)
- Group and Ring-Fenced Banks Cost Management Committees
- Group and Ring-Fenced Banks Contentious Regulatory Committees
- Group and Ring-Fenced Banks Strategic Delivery Committees
- Group and Ring-Fenced Banks Net Zero Committees
- Group and Ring-Fenced Banks Conduct Investigations Committees

Risk Division Committees and Governance

- Group Market Risk Committee
- Group Economic Crime Prevention Committee
- Group Financial Risk Committee
- Group Capital Risk Committee
- Group Model Governance Committee

Board, Executive and Risk Committees

The Group's risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group's overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on **pages 73 to 91**, for further information on Board Committees.

The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus[1]
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of the Group's enterprise risk management framework, the clear articulation of the Group's risk appetite and monitoring and reviewing of the Group's aggregate risk exposures, control environment and concentrations of risk.
Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group's assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group's approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group's cost base.
Group and Ring-Fenced Banks Contentious Regulatory Committees	Responsible for providing senior management oversight, challenge and accountability in connection with the Group's engagement with contentious regulatory matters as agreed by the Group Chief Executive.
Group and Ring-Fenced Banks Strategic Delivery Committees	Responsible for driving execution of the Group's investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive, including monitoring execution performance and progress against strategic objectives. To act as a clearing house to resolve issues on individual project areas and prioritisation across divisional and legal entity issues. Engaging in resolution of challenges that require cross-Group support to resolve, ensuring funding and project performance provides value for money for the Group, and autonomy is maintained alongside accountability for projects and platforms.
Group and Ring-Fenced Banks Net Zero Committees	Responsible for providing direction and oversight of the Group's environmental sustainability strategy, including particular focus on the net-zero transition and natural capital (biodiversity) strategy. Oversight of the Group's approach to meeting external environmental commitments and targets, including but not limited to, progress in relation to the requirements of the Net-Zero Banking Alliance (NZBA). Recommending all external material commitments and targets in relation to environmental sustainability.
Group and Ring-Fenced Banks Conduct Investigations Committee	Responsible for protecting and promoting the Group's conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group, identifying themes and ensuring lessons are shared with the business. The Committee shall do this by making outcome decisions and recommendations (including sanctions) on investigations which have been referred to the Committee from the triage process, including the Independent Triage Panel and overseeing regular reviews of thematic outcomes and lessons learned.

The Group Risk Committee is supported through escalation and ongoing reporting by divisional risk committees, cross-divisional unit committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:

Group Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group-level significance to GEC level (usually via GALCO) relating to the management of the Group's market risks, including those held in the Group's insurance companies.
Group Economic Crime Prevention Committee	Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group's strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives while aligning to the Group's target operating model.
Group Financial Risk Committee	Responsible for overseeing, reviewing, challenging and recommending to GEC/Board Risk Committee/Board for the Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) annual liquidity stress tests, (iv) reverse stress tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) recovery/resolution plans, and (ix) relevant ad hoc stress tests or other analysis as and when required by the Committee.
Group Capital Risk Committee	Responsible for providing oversight of relevant capital matters within the Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.
Group Model Governance Committee	Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Group model governance policy through provision of debate, challenge and support of decisions. The committee will be held as required to facilitate approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.

1 Reference to Group within the risk focus of each committee relates to the Group and the Ring-Fenced Banks.

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Other information

Risk management
continued

Stress testing

Overview
Stress testing is recognised as a key risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities via the governance process.

Scenario stress testing is used to:

Risk identification:

- Understand key vulnerabilities of the Group and its key legal entities under adverse economic conditions

Risk appetite:

- Assess the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
- Inform the setting of risk appetite by assessing the underlying risks under stress conditions

Strategic and capital planning:

- Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
- Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on **pages 148 to 155**) of the Group and its separately regulated legal entities

Risk mitigation:

- Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities

Regulatory stress tests
Following two years of COVID-19 pandemic crisis related stress testing, in 2022 the PRA returned to the annual cyclical scenario (ACS) stress test framework. The launch of the stress test was postponed from March 2022 to September 2022 following Russia's invasion in Ukraine. The 2022 ACS included submissions for both the Group and Ring-Fenced Bank (RFB). The 2022 stress test objective was to assess the resilience of the UK banking system to deep simultaneous recessions in the UK and global economy, large falls in asset prices and higher global interest rates. The submission was made to the PRA in January and results will be published in Q3 2023.

Internal stress tests
On at least an annual basis, the Group conducts macroeconomic stress tests to highlight the key vulnerabilities of the Group's and its legal entities' business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn. The 2022 internal stress scenario focussed on assessing vulnerabilities to inflation and rising energy prices.

Reverse stress testing
Reverse stress testing is used to explore the vulnerabilities of the Group's and its key legal entities' strategies and plans to extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, the Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.

Other stress testing activity
The Group's stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on **pages 147 to 195** for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. The Group participated in Part 1 of the Bank of England's Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.

Methodology
The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

The engagement of all required business, Risk and Finance teams is built into the preparation process, so that the appropriate analysis of each risk category's impact upon the business plans is understood and documented. The methodologies and modelling approach used for stress testing ensure that a clear link is shown between the macroeconomic scenarios, the business drivers for each area and the resultant stress testing outputs. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to the Group model governance policy.

Governance
Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Group business planning and stress testing policy and procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group's and Ring-Fenced Bank's stress tests. The Lloyds Bank Corporate Markets plc (LBCM) Risk Committee performs a similar function within the scope of LBCM.

The review and challenge of the Group's and Ring-Fenced Bank's detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to GFRC and the Board Risk Committee for review and challenge. With all regulatory exercises being approved by the Board. There is a similar process within LBCM for the governance of the LBCM-specific results.

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Governance

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Other information

Emerging risks



01 Emerging risk
A future internal or external event or trend, which could have a material positive or adverse impact on the Group and our customers, but where the probability, timescale and/or materiality may be difficult to accurately assess.

02 Principal risks
Impact on other existing principal risks

Strategic risks

02 Principal risk
The Board-approved enterprise-wide risk categories used to monitor and report the risk exposures posing the greatest impact to the Group.

03 Strategic risk
A principal risk arising from:
- A failure to understand the potential impact of strategic responses on existing risk types
- Incorrect assumptions about internal or external operating environments
- Inappropriate strategic responses and business plans

Background and framework

Understanding emerging risks is an essential component of the Group's risk management approach, enabling the Group to identify the most pertinent risks and opportunities, and to respond through strategic planning and appropriate risk mitigation.

Although emerging risk is not a principal risk, if left undetected emerging risks have the potential to adversely impact the Group or result in missed opportunities.

Impacts from emerging risks on the Group's principal risks can materialise via two different routes:

- Emerging risks can impact the Group's principal risks directly in the absence of an appropriate strategic response
- Alternatively, emerging risks can be a source of new strategic risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest

Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk. Recent examples of this include climate risk and strategic risk. Such elevations are considered and approved through the Board as part of the annual refresh of the enterprise risk management framework.

Risk identification

The basis for risk identification is founded on collaboration between functions across the Group. The activity incorporates internal horizon scanning and engagement with external experts to gain an external context, ensuring broad coverage.

This activity is inherently linked with and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group. The Group continues to evolve its approach for the identification and prioritisation of emerging risks. During 2022, the Group enhanced its emerging risk methodology, introducing a broader range of factors to provide enriched insight.

Under the revised methodology, key factors considered in the assessment of emerging risks include:

- The threat presented by a risk
- The Group's specific vulnerability to the risk
- The preparation and protection the Group has in place to manage or mitigate impacts

The enhanced approach has delivered a more focused list of the Group's key emerging risks, as detailed below, enabling greater management concentration on developing the appropriate responses.

Notable emerging risks and their implications

The Group considers the emerging risk themes detailed in the risk overview section on **page 43** as having the potential to increase in significance and affect the performance of the Group. These risks can align to one or more of the Group's strategic risk themes and are considered alongside the Group's operating plan.

Risk mitigation

Emerging risks are managed through the Group's strategic risk framework, detailed on **page 195**.

The individual emerging risks detailed above have been taken to executive level committees throughout 2022 with actions assigned to closely monitor their manifestation and potential opportunities.

Pertinent emerging risks are considered as part of the Group's strategic and business planning processes and primarily addressed through the Group's strategy.

Key initiatives to tackle the emerging challenges and capitalise on opportunities as part of the Group's strategy include the following:

Purpose: At the heart of the Group's purpose are the themes of inclusion, sustainability and being people-first. As such, the Group's strategy aims to fully embed a purpose that supports a more inclusive and sustainable future for the Group's customers, colleagues and shareholders.

Outcomes will see products, services and activities, aligning to societal and regulatory expectations, which drive impacts across housing, financial wellbeing, businesses and jobs, communities, regions, and sustainability.

Customer proposition: As part of its strategy, the Group aims to enhance its proposition, better aligning to its purpose, while supporting transition to a low carbon economy and adapting to the changing demographic of both its customer base and that of the UK.

Key components include:

- Creating better engagement, improving customer journeys and enhancing experiences and tools to drive greater financial resilience and wellbeing for customers
- Democratising access to wealth advice, as well as creating a step change in how the Group engages with affluent customers to meet their holistic needs
- Supporting customers and businesses in respect of making their homes, vehicles, properties and activities more sustainable
- Capitalising on the Group's existing asset and product capabilities for corporate and institutional clients to play a leading role in the transition to Net Zero, addressing regional inequalities and supporting UK prosperity by helping corporates trade internationally

Talent: The Group is firmly committed to being diverse, employing new ways of working, where colleagues are supported in having a growth mindset and empowered to make decisions at pace.

The strategy places focus on a colleague proposition that can attract and retain the best people, while leveraging talent pools across the UK and exploring in-house skills growth strategies, alongside partnerships with universities and businesses, to supplement scarce skill sets.

For the long term, the Group intends to use its strategic workforce planning capability for understanding and meeting the evolving demand of skills from its businesses and functions. This will also act as the bedrock for key strategic decisions and interventions in respect of important elements of the Group's talent strategy in the future.

Risk management
continued

Technology: Simplification of the Group's estate and leveraging contemporary technologies are core components of the Group's strategy.

The Group aims to manage the challenges of a rapidly evolving landscape by employing technology that is aligned to industry best practice refresh rates, while promoting autonomy and empowerment within teams by streamlining governance.

This will be supplemented with an aligned business and technology vision and a rationalised hybrid cloud technology estate and modern engineering standards.

Data: Being data-driven is central to the Group's transformation activity. More than one third of the benefits from the Group's business strategies are reliant on the ability to successfully leverage data. As such, managing data risk and employing strong data ethics are key considerations for the strategy.

The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to improve its ability to deliver a data-first culture. The Group has also invested in data ethics framework and strong governance for its advanced analytics and cloud programmes.

In addition to the strategic actions detailed above, the Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk.

Full analysis of risk categories

The Group's risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on **pages 148 to 195**.

Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. No changes were made to the risk categories in 2022.

Risk categories ▼

Principal risk categories	Secondary risk categories		
Capital risk Page 148	– Capital		
Change/execution risk Page 155	– Change/execution		
Climate risk Page 156	– Climate		
Conduct risk Page 156	– Conduct		
Credit risk Page 158	– Retail credit	– Commercial credit	
Data risk Page 179	– Data		
Funding and liquidity risk Page 179	– Funding and liquidity		
Insurance underwriting risk Page 185	– Insurance underwriting		
Market risk Page 186	– Trading book – Banking book	– Pensions – Insurance	
Model risk Page 191	– Model		
Operational risk Page 191	– Business process – Economic crime financial – Economic crime fraud – External service provision	– Financial reporting – Governance – Internal service provision – IT systems	– Security – Sourcing and supply chain management
Operational resilience risk Page 193	– Operational resilience		
People risk Page 194	– People	– Health and safety	
Regulatory and legal risk Page 195	– Regulatory compliance	– Legal	
Strategic risk Page 195	– Strategic		

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Capital risk
Definition
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.

Exposures
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group's capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital, leverage or MREL either at Group, Ring-Fenced Bank (RFB) sub-group or regulated entity level. The Group's capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures while optimising value for shareholders.

Measurement
The Group maintains capital levels across all regulated entities commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.

The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements through applying the regulatory capital framework set out under the Capital Requirements Directive and Regulation (CRD IV), as amended by subsequent revisions to the Directive (CRD V) and to the Regulation (CRR II), the latter applying in full from 1 January 2022 following the UK implementation of the remaining provisions of CRR II. The requirements are supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance.

Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, are provided in the Group's Pillar 3 disclosures.

The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group's Total Capital Requirement (TCR), and a number of regulatory capital buffers as described below.

Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pension obligation risk and interest rate risk in the banking book (IRRBB). During the year the PRA reverted to setting a variable amount for Pillar 2A (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group's Pillar 2A capital requirement has been reduced to the equivalent of around 2.7 per cent of risk-weighted assets, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.5 per cent of risk-weighted assets.

The Group's Pillar 2A capital requirement includes a reduction linked to the setting of a 2 per cent UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Bank of England's Financial Policy Committee (FPC). Following a prior PRA announcement this reduction had been temporarily offset through the PRA Buffer, with the offset subsequently removed in December 2022 following the increase in the UK CCyB rate.

The Group is also required to hold a number of regulatory capital buffers which are required to be met with CET1 capital.

Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.

- Although the Group is not currently classified as a global systemically important institution (G-SII), it has been classified as an 'other' systemically important institution (O-SII) by the PRA
- The O-SII buffer applies to the Group's RFB sub-group and is currently set at 2.0 per cent of the RFB sub-group's risk-weighted assets. This equates to 1.7 per cent of risk-weighted assets at Group level, with the difference reflecting the risk-weighted assets of the Group that are not in the RFB sub-group and for which the O-SII buffer does not therefore apply. It is the PRA's policy to include this in the Group's PRA Buffer. The FPC amended the O-SII buffer framework during 2022, changing the metric for determining the buffer rate from total assets to the UK leverage exposure measure. This will apply from the next review point in December 2023 which will refer to the RFB sub-group's leverage exposure measure as at 31 December 2022, with any changes applying from 1 January 2025. Based on the RFB sub group's leverage exposure measure as at 31 December 2022, the O-SII buffer rate will be maintained at 2.0 per cent

The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress.

The countercyclical capital buffer (CCyB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates published by the FPC for the individual countries where the Group has relevant credit exposures. The FPC also sets the UK CCyB rate which is currently set at 1 per cent and will increase to 2 per cent in July 2023.

Given the Group's UK focused business model, the Group's CCyB at 31 December 2022 was around 0.9 per cent of risk-weighted assets. The increase in the UK CCyB rate to 2 per cent would represent an equivalent increase in the Group's CCyB to around 1.8 per cent from July 2023.

As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group's capital resources against minimum requirements, including the ICR. The PRA considers outputs from both the Group's internal stress tests and Bank of England stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.

Under recent Bank of England stress tests, the BoE has taken action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. The stress hurdle rates for banks participating in the current Annual Cyclical Scenario stress test exercise will be adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. The BoE is continuing to work on a more enduring treatment of IFRS 9 for the purposes of future stress tests.

All buffers are required to be met with CET1 capital. Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum Tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement which is determined by multiplying the Group's CCyB rate by 35 per cent. As at 31 December 2022 the CCLB for the Group was 0.3 per cent. Following the planned increase in the UK CCyB rate, the Group's CCLB would be expected to increase to 0.6 per cent in Q3 2023. An additional leverage ratio buffer (ALRB) requirement of 0.7 per cent applies to the RFB sub-group and is determined by multiplying the RFB sub-group O-SII buffer by 35 per cent. At Group level an equivalent buffer of 0.6 per cent applies.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.

The leverage ratio framework does not currently give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.

Mitigation
The Group has a capital management framework that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital and leverage ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.

The Group monitors early warning indicators and maintains a Capital Contingency Framework as part of a Recovery Plan which are designed to identify emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that could be taken in response to a stress. For example, the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling proposed dividend payments and share buybacks, by raising new equity via, for example, a rights issue or debt exchange and by raising additional tier 1 or tier 2 capital securities. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time.

The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

Capital policies and procedures are well established and subject to independent oversight.

Monitoring
The Group's capital is actively managed and monitoring capital ratios is a key factor in the Group's planning processes, which separately cover the RFB sub-group and key individual banking entities. Multi-year base case forecasts of the Group's capital position, based upon the Group's operating plan, are produced at least annually to inform the Group's capital plan whilst shorter term forecasts are more frequently undertaken to understand and respond to variations of the Group's actual performance against the plan. The Group's capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.

Regular monitoring of the capital position is undertaken by a range of committees, including Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group and Ring-Fenced Banks Asset and Liability Committees (GALCO), Group and Ring-Fenced Banks Risk Committees (GRC), Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against forecasts and risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.

The regulatory framework within which the Group operates continues to evolve and further detail on this is provided in the Group's Pillar 3 disclosures. The Group continues to monitor prudential developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group's risk appetite and is consistent with market expectations.

Target capital ratios
The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent.

This takes into account, amongst other considerations:

- The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
- The Group's Pillar 2A capital requirement set by the PRA. During the year the PRA reduced the requirement, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.5 per cent of risk-weighted assets
- The Group's current CCyB requirement which is around 0.9 per cent of risk-weighted assets
- The CCB requirement of 2.5 per cent of risk-weighted assets
- The RFB sub-group's O-SII buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
- The Group's PRA Buffer
- The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements

Capital returns
The Group has in place a progressive and sustainable ordinary dividend policy which allows for flexibility to return surplus capital to shareholders through share buybacks or special dividends.

Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet current and future regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any return of surplus capital will be made.

Given the Group's robust financial performance and strong capital position at the year end, the Board has recommended a final ordinary dividend of 1.60 pence per share. This is in addition to the interim ordinary dividend of 0.80 pence per share that was announced as part of the 2022 half year results and paid in September 2022. The total ordinary dividend for the year is therefore 2.40 pence per share. The Group also intends to implement a share buyback programme of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023.

The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy alongside further returns of surplus capital at the end of the year as appropriate. The Board will continue to give due consideration at year end to the size of the final dividend payment and to the return of any surplus capital based upon the circumstances at the time.

The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the Group's financial and operating performance.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Distributable reserves are determined as required by the Companies Act 2006 by reference to a company's individual financial statements. At 31 December 2022 Lloyds Banking Group plc ('the Company') had accumulated distributable reserves of approximately £10 billion. Substantially all of the Company's merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.

Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends and interest from its main operating subsidiaries, including Lloyds Bank plc (the Ring-Fenced Bank), Lloyds Bank Corporate Markets plc (the non-Ring-Fenced Bank), LBG Equity Investments Limited and Scottish Widows Group Limited (the Insurance business). The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2022, had a consolidated CET1 capital ratio that exceeded minimum regulatory requirements and internal risk appetite levels. A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the RFB sub-group against approved risk appetite levels. The Group operates a formal capital management policy which requires all subsidiary entities, subject to agreement by their governing bodies, to remit surplus capital to their parent companies.

Minimum requirement for own funds and eligible liabilities (MREL)

Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.

In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and eligible liabilities (MREL). The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm's operating liabilities).

Although the Group is not classified as a G-SIB it is subject to the Bank of England's MREL framework, including the statement of policy on MREL (the 'MREL SoP') which requires the Group to maintain a minimum level of MREL resources.

Under the requirements of the framework, the Group operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity.

Applying the MREL SoP to minimum capital requirements at 31 December 2022, the Group's MREL requirement, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Internal minimum requirements for own funds and eligible liabilities (internal MREL) also apply to the Group's material sub-groups and entities, including the RFB sub-group, Lloyds Bank plc, Bank of Scotland plc and Lloyds Bank Corporate Markets plc.

Analysis of CET1 capital position

The Group's pro forma CET1 capital ratio reduced by 222 basis points from 16.3 per cent at 31 December 2021 to 14.1 per cent at 31 December 2022.

This initially reflected a reduction of 230 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:

- The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs
- The UK implementation of the remainder of CRR 2 which included a new standardised approach for measuring counterparty credit risk (SA-CCR)

This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief.

The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.

The impact of the regulatory changes on 1 January 2022 was subsequently offset by strong pro forma capital generation of 245 basis points during the year which reflected the following:

- Banking profitability of 230 basis points, including a net impairment charge of 44 basis points reflecting the impact of the impairment charge for the year (59 basis points) net of IFRS 9 dynamic relief (15 basis points) following the increase in Stage 1 and Stage 2 expected credit losses in the second half of the year
- 21 basis points for both the £300 million dividend received from the Insurance business in July 2022 and the £100 million dividend received in February 2023
- A reduction in risk-weighted assets (excluding threshold movements), post 1 January 2022 regulatory changes, generating an increase equivalent to 14 basis points and other movements of 11 basis points
- Offset in part by 31 basis points related to the full 2022 fixed contributions to the Group's three main defined benefit pension schemes

Capital usage resulted in a further reduction of 237 basis points on a pro forma basis, reflecting:

- 81 basis points in total for the interim ordinary dividend of 0.80 pence per share paid in September 2022 and the accrual for the recommended final ordinary dividend for 2022 of 1.60 pence per share
- 104 basis points to cover the accrual for the full amount of the announced £2.0 billion ordinary share buyback programme
- 52 basis points for variable pension contributions made to the main defined benefit pension schemes, including £400 million of additional contributions paid in December, representing an acceleration of future planned contributions, ahead of the triennial pension fund renegotiation

The ordinary share buyback will commence as soon as is practicable and the full impact will be accrued for through the Group's actual capital position during the first quarter of 2023.

Excluding the pro forma Insurance dividend received in February 2023 and the full impact of the announced ordinary share buyback programme, the Group's CET1 capital ratio at 31 December 2022 was 15.1 per cent (31 December 2021: 17.3 per cent).

As at 31 December 2022, static relief under the IFRS 9 transitional arrangements amounted to £232 million (31 December 2021: £353 million) and dynamic relief amounted to £358 million (31 December 2021: £428 million) through CET1 capital. On 1 January 2023 IFRS 9 static relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction of 15 basis points. The Group's pro forma CET1 capital ratio at 31 December 2022 does not include the impact of the reduced relief.

Total capital requirement

The Group's total capital requirement (TCR) as at 31 December 2022, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £22,550 million (31 December 2021: 22,986 million).

Capital resources

An analysis of the Group's actual capital position as at 31 December 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.

Capital resources (audited)

The table below summarises the consolidated capital position of the Group. The Group's Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Common equity tier 1		
Shareholders' equity per balance sheet	**41,980**	47,011
Adjustment to retained earnings for foreseeable dividends	**(1,062)**	(947)
Deconsolidation adjustments[1]	**3,058**	2,486
Cash flow hedging reserve	**5,476**	457
Other adjustments	**(80)**	547
	49,372	49,554
less: deductions from common equity tier 1		
Goodwill and other intangible assets	**(4,982)**	(3,026)
Prudent valuation adjustment	**(434)**	(457)
Removal of defined benefit pension surplus	**(2,803)**	(3,200)
Significant investments[1]	**(4,843)**	(4,573)
Deferred tax assets	**(4,445)**	(4,483)
Common equity tier 1 capital	**31,865**	33,815
Additional tier 1		
Other equity instruments	**5,271**	5,879
Preference shares and preferred securities[2]	**470**	2,149
Regulatory adjustments[3]	**(470)**	(1,598)
	5,271	6,430
less: deductions from tier 1		
Significant investments[1]	**(1,100)**	(1,100)
Total tier 1 capital	**36,036**	39,145
Tier 2		
Other subordinated liabilities[2,3]	**10,260**	10,959
Deconsolidation of instruments issued by insurance entities[1]	**(1,430)**	(1,753)
Regulatory adjustments[3]	**(2,323)**	(1,056)
	6,507	8,150
less: deductions from tier 2		
Significant investments[1]	**(963)**	(961)
Total capital resources[3]	**41,580**	46,334
Risk-weighted assets (unaudited)	**210,859**	195,967
Common equity tier 1 capital ratio (unaudited)	**15.1%**	17.3%
Tier 1 capital ratio (unaudited)	**17.1%**	20.0%
Total capital ratio (unaudited)	**19.7%**	23.6%

1 For regulatory capital purposes, the Group's Insurance business is deconsolidated and replaced by the amount of the Group's investment in the business. A part of this amount is deducted from capital (via 'significant investments' in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2 Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.
3 Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in other subordinated liabilities is a single legacy tier 2 capital instrument of £5 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources at 31 December 2022 are £41,575 million and the total capital ratio is 19.7 per cent.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Movements in capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m
At 31 December 2021	33,815	5,330	7,189	46,334
Banking business profits[1]	5,511	–	–	5,511
Movement in foreseeable dividend accrual[2]	(115)	–	–	(115)
Final 2021 dividend paid out on ordinary shares during the period	(930)	–	–	(930)
Interim 2022 dividend paid out on ordinary shares during the period	(545)	–	–	(545)
Share buyback reflected through retained profits	(2,013)	–	–	(2,013)
Dividends received from the Insurance business[3]	600	–	–	600
IFRS 9 transitional adjustment to retained earnings	(181)	–	–	(181)
Pension deficit contributions	(1,611)	–	–	(1,611)
Goodwill and other intangible assets	(1,956)	–	–	(1,956)
Significant investments	(270)	–	(2)	(272)
Movement in treasury shares and employee share schemes	204	–	–	204
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	–	(1,159)	(1,643)	(2,802)
Distributions on other equity instruments	(438)	–	–	(438)
Other movements	(206)	–	–	(206)
At 31 December 2022	**31,865**	**4,171**	**5,544**	**41,580**

1 Under the regulatory capital framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2 Reflects the reversal of the brought forward accrual for the final 2021 ordinary dividend, net of the accrual for the final 2022 ordinary dividend.
3 Received in February 2022 and July 2022.

CET1 capital resources have reduced by £2.0 billion over the year, primarily reflecting:

- The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief
- The ordinary share buyback programme announced as part of the Group's 2021 year end results that completed during 2022
- The interim ordinary dividend paid in September 2022, the accrual for the final 2022 ordinary dividend and distributions on other equity instruments
- Pension deficit contributions (fixed and variable) paid into the Group's three main defined benefit pension schemes
- Partially offset by banking business profits for the year and the receipt of dividends paid up by the Insurance business during the year

AT1 capital resources have reduced by £1.2 billion and Tier 2 capital resources have reduced by £1.6 billion over the year. The reductions primarily reflect the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchases and the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments. This was partially offset by the issuance of new AT1 and Tier 2 capital instruments, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.

Minimum requirement for own funds and eligible liabilities (MREL)
An analysis of the Group's current MREL resources is provided in the table below.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Total capital resources	41,580	46,334
Ineligible AT1 and tier 2 instruments[1]	(181)	(163)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,346	713
Other eligible liabilities issued by Lloyds Banking Group plc[2]	24,085	26,070
Total MREL resources	**66,830**	**72,954**
Risk-weighted assets	**210,859**	**195,967**
MREL ratio	**31.7%**	**37.2%**
Leverage exposure measure	**638,815**	**664,362**
MREL leverage ratio	**10.5%**	**11.0%**

1 Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
2 Includes senior unsecured debt.

During the year the Group issued externally £6.1 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.

Total MREL resources reduced by £6.1 billion, driven by the reduction in total capital resources and a net reduction in other eligible liabilities. The latter largely reflected the derecognition of senior unsecured debt instruments with less than one year to maturity, calls and interest rate increases, partially offset by the new issuances and sterling depreciation.

Risk-weighted assets

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Foundation Internal Ratings Based (IRB) Approach	**46,500**	47,255
Retail IRB Approach	**81,091**	65,450
Other IRB Approach[1]	**19,764**	22,572
IRB Approach	**147,355**	135,277
Standardised (STA) Approach[1]	**23,119**	21,628
Credit risk	**170,474**	156,905
Securitisation[1]	**6,397**	5,945
Counterparty credit risk	**5,911**	5,261
Credit valuation adjustment risk	**621**	678
Operational risk	**24,241**	24,025
Market risk	**3,215**	3,153
Risk-weighted assets	**210,859**	195,967
Of which threshold risk-weighted assets[2]	**11,883**	12,359

1   Threshold risk-weighted assets are now included within Other IRB Approach and Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.
2   Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group's Insurance business.

Risk-weighted assets have increased by £15 billion in the year, primarily reflecting:

- The £16 billion increase on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this
- Risk-weighted assets reduced by £1 billion during the year (subsequent to the 1 January 2022 regulatory changes) to £211 billion at 31 December 2022. This largely reflected optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Leverage ratio
The table below summarises the component parts of the Group's leverage ratio.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Total tier 1 capital (fully loaded)	**36,036**	38,594
Exposure measure		
Statutory balance sheet assets		
Derivative financial instruments	**24,753**	22,051
Securities financing transactions	**56,646**	69,673
Loans and advances and other assets	**796,430**	794,801
Total assets	**877,829**	886,525
Qualifying central bank claims	**(91,125)**	(72,741)
Deconsolidation adjustments[1]		
Derivative financial instruments	**712**	(166)
Loans and advances and other assets	**(168,531)**	(186,965)
Total deconsolidation adjustments	**(167,819)**	(187,131)
Derivatives adjustments	**(7,414)**	(3,506)
Securities financing transactions adjustments	**2,645**	1,946
Off-balance sheet items	**42,463**	57,496
Amounts already deducted from tier 1 capital	**(12,033)**	(10,324)
Other regulatory adjustments[2]	**(5,731)**	(7,903)
Total exposure measure	**638,815**	664,362
Average exposure measure[3]	**658,435**	
UK leverage ratio	**5.6%**	5.8%
Average UK leverage ratio[3]	**5.5%**	
Leverage exposure measure (including central bank claims)	**729,940**	737,103
Leverage ratio (including central bank claims)	**4.9%**	5.2%

1 Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.
2 Includes adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).
3 The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2022 to 31 December 2022). The average of 5.5 per cent compares to 5.3 per cent at the start and 5.6 per cent at the end of the quarter.

Analysis of leverage movements
The Group's UK leverage ratio has reduced to 5.6 per cent, primarily reflecting the reduction in the total tier 1 capital position. This was partially offset by the £25.5 billion reduction in the leverage exposure measure which largely reflected reductions in securities financing transactions and the measure for off-balance sheet items.

The securities financing transactions (SFT) exposure measure, representing the aggregate of SFT assets per the balance sheet and SFT adjustments, reduced by £12.3 billion during the year, reflecting a reduction in volumes.

Off-balance sheet items reduced by £15.0 billion during the year, largely reflecting optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.

The average UK leverage ratio was 5.5 per cent over the fourth quarter, reflecting an increase in the ratio across the quarter as the exposure measure reduced, largely driven by decreasing SFT volumes.

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact	
	At 31 Dec **2022**	At 31 Dec 2021
Common equity tier 1 (£m)	**31,275**	33,033
Transitional tier 1 (£m)	**35,446**	38,363
Transitional total capital (£m)	**41,480**	46,336
Total risk-weighted assets (£m)	**210,573**	195,874
Common equity tier 1 ratio (%)	**14.9**	16.9
Transitional tier 1 ratio (%)	**16.8**	19.6
Transitional total capital ratio (%)	**19.7**	23.7
UK leverage ratio exposure measure (£m)	**638,225**	663,580
UK leverage ratio (%)	**5.6**	5.7

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.

As at 31 December 2022, static relief under the transitional arrangements amounted to £232 million (31 December 2021: £353 million) and dynamic relief amounted to £358 million (31 December 2021: £428 million) through CET1 capital.

Stress testing
The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities.

As part of this programme the Group has participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator during January 2023. This assesses the Group's resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise will be published by the Bank of England in the third quarter of 2023. In 2022 the Group also internally assessed vulnerabilities to inflation and rising energy prices.

G-SIB indicators
Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group's leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group's indicator metrics used within the 2022 Basel G-SIBs annual exercise will be disclosed from April 2023 and the results are expected to be made available by the Basel Committee later this year.

Insurance business
The business transacted by the insurance companies within the Group comprises of both life insurance business and general insurance business. Life insurance comprises of unit-linked, non-profit and with-profits business.

Scottish Widows Limited (SW Ltd) holds the only with-profit fund managed by the Group. Each insurance company within the Group is regulated by the PRA.

The Solvency II regime for insurers and insurance groups came into force from 1 January 2016. Insurance is required to calculate solvency capital requirements and available capital on a risk-based approach. Insurance calculates regulatory capital on the basis of an internal model, which has been approved by the PRA.

The minimum required capital must be maintained at all times throughout the year. These capital requirements and the capital available to meet them are regularly estimated in order to ensure that capital maintenance requirements are being met.

All minimum regulatory requirements of the insurance companies have been met during the year.

Change/execution risk

Definition
Change/execution risk is defined as the risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group's risk appetite.

Exposures
Change/execution risks arise when the Group undertakes activities which require products, processes, people, systems or controls to change. These changes can be as a result of external drivers (for example, a new piece of regulation that requires the Group to put in place a new process or reporting) and/or internal drivers including business process changes, technology upgrades and strategic business or technology transformation.

Measurement
The Group currently measures change/execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution risk metrics; which forms part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure ongoing support of the Group's change and transformation agenda.

Mitigation
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:

- The Board establishes a Group-wide risk appetite and metric for change/execution risk
- Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
- Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
- The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
- Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
- Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group's current and future change portfolio

Monitoring
Change/execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with the Group's enterprise risk management framework. Risk exposures are assessed monthly through established governance in the Group's functional and divisional risk committees with escalation to Executive Committees where required. Material change/execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting at Risk division level to support overall management of risks and ongoing effectiveness of controls.

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Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Climate risk
Definition
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group's responses to tackling climate change.

Exposures
Climate risk can arise from:

- Physical risks – changes in climate or weather patterns which are acute, event driven (e.g. flood or storms), or chronic, longer-term shifts (e.g. rising sea levels or droughts)
- Transition risks – changes associated with the move towards net zero, including changes to policy, legislation and regulation, technology and changes to customer preferences; or legal risks from failing to manage these changes

The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change, see **page 73** in the 2022 Lloyds Banking Group environmental sustainability report.

This has informed an analysis of the main climate risks facing the Group, including how these may impact across the different principal risks within the Group's enterprise risk management framework. For further information see **pages 14 to 17** in the 2022 Lloyds Banking Group environmental sustainability report.

Measurement
The Group considers how climate risks are incorporated into the measurement of expected credit losses. An assessment was performed of the Group's internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the Network for Greening the Financial System (NGFS). This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group's lending portfolios and insights produced by the Group's climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.

The Group continues to enhance its internal climate risk assessment methodologies and tools to assess the physical and transition risks which could impact clients and customers. One example is the qualitative ESG risk assessment tool for commercial clients. From a climate risk perspective, this is designed to generate a score for individual clients based on their transition readiness and response to managing climate risks and opportunities.

The Group also continues to evolve its climate scenario analysis capabilities to assist in the identification, measurement and ongoing assessment of the climate risks that pose threats to its strategic objectives. It is a fast-evolving discipline, requiring new skill sets and investment in data. The Group has established a centre of excellence to bring together the expertise and resources to further develop scenario analysis capabilities, building on the experience gained in participating in the Bank of England's Climate Biennial Exploratory Scenario (CBES) exercise and other internal assessments. The 2022 Lloyds Banking Group environmental sustainability report (**pages 63 to 67**) provides further information on the climate scenario analysis undertaken and next steps as the Group continues to develop its climate scenario analysis approach.

Climate considerations also form part of the Group's planning and forecasting activities, with a forecast of the Group's financed emissions included within the Group's four-year financial plan, alongside a qualitative assessment of the climate risks and opportunities for certain material sectors.

Mitigation
The Group's climate risk policy provides an overarching framework for the management of climate risks, intended to support appropriate consideration of climate risks across key activities. The policy also supports the Group's climate-related external ambitions and progress against the relevant regulatory requirements, including the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

The 2022 Lloyds Banking Group environmental sustainability report (**pages 56 to 62**) provides further detail on the key processes to address some of the most material climate risks facing the Group, particularly focusing on credit risk.

The Group's risk appetite for managing climate risk from its lending activities is outlined in its fourteen external sector statements, which form one of the ways for managing and controlling climate risk. These sector statements outline what types of activities the Group will and will not support. The Group's external sector statements are publicly available on the Group Responsible Business Download Centre.

The Group continues to embed climate risk, as well as wider ESG considerations, into its credit risk framework, policies and processes. As climate risk is embedded into the credit risk management framework, the Group is continuing to assess how climate risk is reflected in its credit risk policies and sector appetites over the short, medium and long term. The Group currently looks to ensure that climate and broader ESG risks are considered for all commercial customers that bank with the Group, with specific commentary in new and renewal applications where total aggregated hard limits exceed £500,000 (excluding automated decisioning processes for smaller counterparties). The Group's retail credit risk policies require due regard to be paid to energy efficiency, Energy Performance Certificate (EPC) controls, and physical risks, such as flood assessments, in the mortgages business, and transition risks, pace and growth of electric vehicles, within the motor portfolio.

In Scottish Widows, the investment portfolio is exposed to market risk via potential investment losses and stranded assets of counterparties. There are stewardship and exclusions policies in place, along with strategic asset allocation, to seek to manage transition risks. Given the short-term nature of home insurance policies in the General Insurance business, the Group is able to review the risks regularly, and change its approach as risks develop to mitigate long-term exposure of climate risk.

Monitoring
Climate risk is considered each month through the Group's risk reporting to the Board, while more detailed updates are provided half-yearly to the Board Risk Committee. This ensures Board oversight of the Group's overall climate risk profile, plans to develop capabilities supporting climate risk management and development of climate-related risk appetite.

The integration of climate risk into credit decisioning (for example, EPC and flood risk data in Homes) has supported the development of metrics which highlight the levels of physical and transition risk in key portfolios, and allows the Group to differentiate its lending strategy. The Group is continuing to develop its approach to measuring and monitoring climate risk and will enhance reporting going forward as understanding and capabilities increase, which will also be used to set further quantitative and qualitative risk appetite metrics as appropriate.

Conduct risk
Definition
Conduct risk is defined as the risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.

Exposures
The Group faces significant conduct risks, which affect all aspects of the Group's operations and all types of customers. The introduction of Consumer Duty has increased regulatory expectations in relation to customer outcomes, including how the Group demonstrates and measures them.

Conduct risks can impact directly or indirectly on the Group's customers and could materialise from a number of areas across the Group, including:

- Business and strategic planning that does not sufficiently consider customer needs
- Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post-sales service (including the management of customers in financial difficulties)
- Unclear, unfair, misleading or untimely customer communications
- A culture that is not sufficiently customer-centric
- Poor governance of colleagues' incentives and rewards and approval of schemes which lead to behaviours that drive unfair customer outcomes
- Ineffective identification, management and oversight of legacy conduct issues
- Ineffective management and resolution of customers' complaints or claims
- Outsourcing of customer service and product delivery to third parties that do not have the same level of control, oversight and culture as the Group

The Group is also exposed to the risk of engaging in activities or failing to manage conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest.

There continues to be a significant focus on market misconduct, and action has been taken to move to risk-free rates following the ending of the majority of London Inter-bank Offered Rate (LIBOR) measures on 1st January 2022.

There is a high level of scrutiny from regulatory bodies, the media, politicians, and consumer groups regarding financial institutions' treatment of customers, especially those with characteristics of vulnerability. The Group continues to apply significant focus to its treatment of all customers, in particular those in financial difficulties and those with characteristics of vulnerability, to ensure good outcomes.

The Group continuously adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of financial difficulties driven by pressures from a rising cost of living, rising interest rates and continuing impacts from COVID-19.

Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and increased expectations regarding customer outcomes due to the introduction of the FCA's Consumer Duty Regulation.

Measurement
To articulate its conduct risk appetite, the Group has sought more granularity through the use of suitable Conduct Risk Appetite Metrics (CRAMs) and tolerances that indicate where it may be operating outside its conduct risk appetite.

CRAMs have been designed for services and products offered by the Group and are measured by a consistent set of common metrics. These contain a range of product design, sales and process metrics (including outcome testing outputs) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level these metrics are part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements, to include emerging conduct themes.

Mitigation
The Group takes a range of mitigating actions with respect to conduct risk and remains focused on delivering a leading customer experience.

The Group's ongoing commitment to good customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer

and enabling more effective control management. Actions to encourage good conduct include:

- Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus
- Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver good customer outcomes, and support market integrity and competition requirements
- Customer needs considered through divisional customer plans, with integral conduct lens
- Cultural transformation: achieving a values-led culture through a consistent focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
- Development and continued oversight of the implementation of the vulnerability strategy continues through the Group Customer Inclusion Forum to monitor vulnerable outcomes, provide strategic direction and ensure consistency across the Group
- Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
- Effective complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
- Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Group-wide conduct risks
- Robust recruitment and training, with a continued focus on how the Group manages colleagues' performance with clear customer accountabilities
- Ongoing engagement with third parties involved in serving the Group's customers to ensure consistent delivery
- Monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
- Continued focus on market conduct; member of the Fixed Income, Currencies and Commodities Markets Standard Board; and committed to conducting its market activities consistent with the principles of the UK Money Markets code, the Global Precious Metals Code and the FX Global Code
- Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
- Continued focus on proactive identification and mitigation of conduct risk in the Group's strategy
- Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations
- Creation of tools and additional support for customers impacted by the rising cost of living, including Cost-of-Living Hub and interest-free overdraft buffer
- A programme of work is underway to deliver the enhanced expectations of Consumer Duty

Monitoring
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Group Risk Committee, in accordance with the Group's Enterprise Risk Management Framework, as well as through the monthly Risk Reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Group Operational Risk Policy.

A number of activities support the close monitoring of conduct risk including:

- The use of CRAMs across the Group, with a clear escalation route to Board
- Oversight and assurance activities across the three lines of defence
- Horizon scanning

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Risk management

Financial statements

Other information

Risk management
continued

Credit risk

Definition

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

Exposures

The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 52 on **page 317**.

In terms of loans and advances (for example mortgages, term loans and overdrafts) and contingent liabilities (for example credit instruments such as guarantees and documentary letters of credit), credit risk arises both from amounts advanced and commitments to extend credit to a customer or bank. With respect to commitments to extend credit, the Group is also potentially exposed to an additional loss up to an amount equal to the total unutilised commitments. However, the likely amount of loss may be less than the total unutilised commitments, as most retail and certain commercial lending commitments may be cancelled based on regular assessment of the prevailing creditworthiness of customers. Most commercial term commitments are also contingent upon customers maintaining specific credit standards.

Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2022 is shown on **page 173**. The notional principal amount does not, however, represent the Group's credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on **page 317**.

Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on **page 223** provides details on the Group's approach to the treatment of leases.

Credit risk exposures in the Insurance, Pensions and Investments division relate mostly to bond and loan assets which, together with some related swaps, are used to fund annuity commitments within Shareholder funds; plus balances held in liquidity funds to manage Insurance division's liquidity requirements, and exposure to reinsurers.

The investments held in the Group's defined benefit pension schemes also expose the Group to credit risk. Note 35 on **page 280** provides further information on the defined benefit pension schemes' assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group's existing credit risk policies, processes and controls, and are not considered to be material given the Group's prudent credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.

Measurement

The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.

Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.

The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that climate change is likely to result in changes in the risk profile and outlook for the Group's customers, the sectors the Group operates in and collateral/asset valuations. For further information, please refer to the 2022 Lloyds Banking Group environmental sustainability report.

In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.

As part of the 'three lines of defence' model, the Risk division is the second line of defence providing oversight and independent challenge to key risk decisions taken by business management. The Risk division also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite and credit policy.

As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.

Mitigation

The Group uses a range of approaches to mitigate credit risk.

Prudent credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see model risk on **page 191**.

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 52 on **page 317** provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk division, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk division, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.

Stress testing: the Group's credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see **page 144**.

Frequent and robust credit risk assurance: assurance of credit risk is undertaken by an independent function operating within the Risk division which are part of the Group's second line of defence. Their primary objective is to provide reasonable and independent assurance and confidence that credit risk is being effectively managed and to ensure that appropriate controls are in place and being adhered to. Group Internal Audit also provides assurance to the Audit Committee on the effectiveness of credit risk management controls across the Group's activities.

Collateral
The principal types of acceptable collateral include:

- Residential and commercial properties
- Charges over business assets such as premises, inventory and accounts receivable
- Financial instruments such as debt securities
- Vehicles
- Cash
- Guarantees received from third parties

The Group maintains appetite parameters on the acceptability of specific classes of collateral.

For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions. However, securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial counterparties are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

The requirement for collateral and the type to be taken at origination will be based upon the nature of the transaction and the credit quality, size and structure of the borrower. For non-retail exposures, if required, the Group will often seek that any collateral includes a first charge over land and buildings owned and occupied by the business, a debenture over the assets of a company or limited liability partnership, personal guarantees, limited in amount, from the directors of a company or limited liability partnership and key man insurance. The Group maintains policies setting out which types of collateral valuation are acceptable, maximum loan to value (LTV) ratios and other criteria that are to be considered when reviewing an application. The fundamental business proposition must evidence the ability of the business to generate funds from normal business sources to repay a customer or counterparty's financial commitment, rather than reliance on the disposal of any security provided.

Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

The Group requires collateral to be realistically valued by an appropriately qualified source, independent of both the credit decision process and the customer, at the time of borrowing. In certain circumstances, for Retail residential mortgages this may include the use of automated valuation models based on market data, subject to accuracy criteria and LTV limits. Where third parties are used for collateral valuations, they are subject to regular monitoring and review. Collateral values are subject to review, which will vary according to the type of lending, collateral involved and account performance. Such reviews are undertaken to confirm that the value recorded remains appropriate and whether revaluation is required, considering, for example, account performance, market conditions and any information available that may indicate that the value of the collateral has materially declined. In such instances, the Group may seek additional collateral and/or other amendments to the terms of the facility. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

The Group considers risk concentrations by collateral providers and collateral type with a view to ensuring that any potential undue concentrations of risk are identified and suitably managed by changes to strategy, policy and/or business plans.

The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group's repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk division has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).

Refer to note 52 on **page 317** for further information on collateral.

Additional mitigation for Retail customers
The Group uses a variety of lending criteria when assessing applications for mortgages and unsecured lending. The general approval process uses credit acceptance scorecards and involves a review of an applicant's previous credit history using internal data and information held by Credit Reference Agencies (CRA).

The Group also assesses the affordability and sustainability of lending for each borrower. For secured lending this includes use of an appropriate stressed interest rate scenario. Affordability assessments for all lending are compliant with relevant regulatory and conduct guidelines. The Group takes reasonable steps to validate information used in the assessment of a customer's income and expenditure.

In addition, the Group has in place quantitative limits such as maximum limits for individual customer products, the level of borrowing to income and the ratio of borrowing to collateral. Some of these limits relate to internal approval levels and others are policy limits above which the Group will typically reject borrowing applications. The Group also applies certain criteria that are applicable to specific products, for example applications for buy-to-let mortgages.

For UK mortgages, the Group's policy permits owner occupier applications with a maximum LTV of 95 per cent. This can increase to 100 per cent for specific products where additional security is provided by a supporter of the applicant and held on deposit by the Group. Applications with an LTV above 90 per cent are subject to enhanced underwriting criteria, including higher scorecard cut-offs and loan size restrictions.

Buy-to-let mortgages within Retail are limited to a maximum loan size of £1,000,000 and 75 per cent LTV. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.

The Group's policy is to reject any application for a lending product where a customer is registered as bankrupt or insolvent, or has a recent County Court Judgment or financial default registered at a CRA used by the Group above de minimis thresholds. In addition, the Group typically rejects applicants where total unsecured debt, debt-to-income ratios, or other indicators of financial difficulty exceed policy limits.

Where credit acceptance scorecards are used, new models, model changes and monitoring of model effectiveness are independently reviewed and approved in accordance with the governance framework set by the Group Model Governance Committee.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Additional mitigation for Commercial customers

Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to small to medium-sized enterprises (SME) customers where certain relationship managers have limited delegated credit approval authority, credit risk in commercial customer portfolios is subject to approval by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer's aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group's credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be approved by the Risk division. A pre-approved credit matrix may be used for 'best efforts' underwriting.

Counterparty credit limits: limits are set against all types of exposure in a counterparty name, in accordance with an agreed methodology for each exposure type. This includes credit risk exposure on individual derivatives and securities financing transactions, which incorporates potential future exposures from market movements against agreed confidence intervals. Aggregate facility levels by counterparty are set and limit breaches are subject to escalation procedures.

Daily settlement limits: settlement risk arises in any situation where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each relevant counterparty to cover the aggregate of all settlement risk arising from the Group's market transactions on any single day. Where possible, the Group uses Continuous Linked Settlement in order to reduce foreign exchange (FX) settlement risk.

Master netting agreements

It is credit policy that a Group-approved master netting agreement must be used for all derivative and traded product transactions and must be in place prior to trading, with separate documentation required for each Group entity providing facilities. This requirement extends to trades with clients and the counterparties used for the Group's own hedging activities, which may also include clearing trades with Central Counterparties (CCPs).

Any exceptions must be approved by the appropriate credit approver. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.

Other credit risk transfers

The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.

Monitoring

In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, the divisional credit risk forums, Group Risk Committee and the Board Risk Committee.

Models

The performance of all models used in credit risk is monitored in line with the Group's model governance framework – see model risk on **page 191**.

Intensive care of customers in financial difficulty

The Group operates a number of solutions to assist borrowers who are experiencing financial stress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Forbearance

The Group's aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.

The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and the Group.

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting its financial commitments. This can include modification of the previous terms and conditions of a contract or a total or partial refinancing of a troubled debt contract, either of which would not have been required had the debtor not been experiencing financial difficulties.

The provision and review of such assistance is controlled through the application of an appropriate policy framework and associated controls. Regular review of the assistance offered to customers is undertaken to confirm that it remains appropriate, alongside monitoring of customers' performance and the level of payments received.

The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession.

Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.

Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

The Group's treatment of loan renegotiations is included in the impairment policy in note 2(H) on **page 222**.

Customers receiving support from UK Government sponsored programmes

To assist customers in financial distress, the Group participates in UK Government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government pays the Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.

The Group credit risk portfolio in 2022
Overview
The Group's portfolios are well-positioned and the Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.

Observed credit performance remains strong, despite the continued economic uncertainty with very modest evidence of deterioration and sustained low levels of new to arrears. Looking forward there are risks from a higher inflation and interest rate environment as modelled in the Group's expected credit loss (ECL) allowance via the multiple economic scenarios (MES). The Group continues to monitor the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in 2022 was £1,510 million, compared to a release of £1,385 million in 2021, reflecting a more normalised, but still low, pre-updated MES charge of £915 million (2021: a charge of £314 million) and a £595 million charge from economic outlook revisions (2021: a credit of £1,699 million). The latter includes a £400 million release from the Group's central adjustment which addressed downside risk outside of the base case conditioning assumptions in relation to COVID-19.

This reporting period also coincided with the implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance.

The Group's underlying ECL allowance on loans and advances to customers increased in the period to £5,222 million (31 December 2021: £4,477 million), largely due to the impact of the updated MES. Changes related to CRD IV default definitions have resulted in material movements between stages, although these have not materially impacted total ECL as management judgements were previously held in lieu of anticipated changes.

Predominantly as a result of the CRD IV definition changes and updated MES, Stage 2 loans and advances to customers increased from £41,710 million to £65,728 million and as a percentage of total lending increased by 5.1 percentage points to 14.3 per cent (31 December 2021: 9.2 per cent). Of the total Group Stage 2 loans and advances, 92.7 per cent are up to date (31 December 2021: 86.5 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.2 per cent (31 December 2021: 3.5 per cent).

Similarly, Stage 3 loans and advances increased in the period to £10,753 million (31 December 2021: £8,694 million), and as a percentage of total lending increased to 2.3 per cent (31 December 2021: 1.9 per cent). Stage 3 coverage decreased by 2.1 percentage points to 22.6 per cent (31 December 2021: 24.7 per cent) largely driven by comparatively better quality assets moving into Stage 3 through these CRD IV changes. In the period since the CRD IV changes, Stage 3 loans and advances have been stable.

Prudent risk appetite and risk management
- The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions
- Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
- The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
- The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Statutory impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2022 £m	2021[1] £m
UK mortgages	295	–	–	–	–	–	295	(273)
Credit cards	556	–	–	–	–	15	571	(52)
Loans and overdrafts	452	–	–	–	–	47	499	39
UK Motor Finance	(2)	–	–	–	–	–	(2)	(151)
Other	10	–	–	–	–	–	10	(10)
Retail	1,311	–	–	–	–	62	1,373	(447)
Small and Medium Businesses	190	–	–	–	–	(2)	188	(340)
Corporate and Institutional Banking	249	12	6	–	–	62	329	(591)
Commercial Banking	439	12	6	–	–	60	517	(931)
Insurance, Pensions and Investments	–	2	–	–	22	–	24	2
Equity Investments and Central Items	(399)	–	1	6	–	–	(392)	(2)
Total impairment charge (credit)	**1,351**	**14**	**7**	**6**	**22**	**122**	**1,522**	**(1,378)**

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Underlying impairment charge (credit)[A] by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2022 £m	2021[1,2] £m
UK mortgages	295	–	–	–	–	–	295	(273)
Credit cards	556	–	–	–	–	15	571	(52)
Loans and overdrafts	452	–	–	–	–	47	499	39
UK Motor Finance	(2)	–	–	–	–	–	(2)	(151)
Other	10	–	–	–	–	–	10	(10)
Retail	1,311	–	–	–	–	62	1,373	(447)
Small and Medium Businesses	190	–	–	–	–	(2)	188	(346)
Corporate and Institutional Banking	249	12	6	–	–	62	329	(590)
Commercial Banking	439	12	6	–	–	60	517	(936)
Insurance, Pensions and Investments	–	2	–	–	10	–	12	–
Equity Investments and Central Items	(399)	–	1	6	–	–	(392)	(2)
Total underlying impairment charge (credit)[A]	**1,351**	**14**	**7**	**6**	**10**	**122**	**1,510**	**(1,385)**
Asset quality ratio[A]							**0.32%**	(0.31%)

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2 Non lending-related fraud costs, previously reported within underlying impairment, are now included within operating costs. Comparatives have been presented on a consistent basis.

Group loans and advances to customers

The following pages contain analysis of the Group's loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

Stage 1 assets comprise of newly originated assets (unless purchased or originated credit impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses).

Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses).

Stage 3 assets have either defaulted or are otherwise considered to be credit impaired. These assets carry a lifetime expected credit loss.

Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit impaired state. This includes within the definition of credit impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. A reconciliation between the two bases has been provided.

In the following statutory basis tables, purchased or originated credit- impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or as loans are written off.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Total expected credit loss allowance

	Statutory basis		Underlying basisᴬ	
	At 31 Dec 2022 £m	At 31 Dec 2021 £m	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Customer related balances				
Drawn	4,518	3,820	4,899	4,277
Undrawn	323	200	323	200
	4,841	4,020	5,222	4,477
Loans and advances to banks	15	1	15	1
Debt securities	9	3	9	3
Other assets	38	18	38	18
Total expected credit loss allowance	**4,903**	**4,042**	**5,284**	**4,499**

Reconciliation between statutory and underlying bases of gross loans and advances to customers and expected credit loss allowance on drawn balances

	Gross loans and advances to customers					Expected credit loss allowance on drawn balances				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Underlying basisᴬ	**383,317**	**65,728**	**10,753**	**–**	**459,798**	**700**	**1,936**	**2,263**	**–**	**4,899**
POCI assets	**(2,326)**	**(4,564)**	**(3,113)**	**10,003**	**–**	**–**	**(128)**	**(506)**	**634**	**–**
Acquisition fair value adjustment	**–**	**–**	**–**	**(381)**	**(381)**	**–**	**–**	**–**	**(381)**	**(381)**
	(2,326)	**(4,564)**	**(3,113)**	**9,622**	**(381)**	**–**	**(128)**	**(506)**	**253**	**(381)**
Statutory basis	**380,991**	**61,164**	**7,640**	**9,622**	**459,417**	**700**	**1,808**	**1,757**	**253**	**4,518**
At 31 December 2021										
Underlying basisᴬ	402,415	41,710	8,694	–	452,819	919	1,377	1,981	–	4,277
POCI assets	(2,392)	(6,781)	(2,251)	11,424	–	(1)	(259)	(397)	657	–
Acquisition fair value adjustment	13	2	–	(447)	(432)	(3)	(4)	(3)	(447)	(457)
	(2,379)	(6,779)	(2,251)	10,977	(432)	(4)	(263)	(400)	210	(457)
Statutory basis	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Movements in total expected credit loss allowance (statutory basis)

	Opening ECL at 31 Dec 2021[1] £m	Write-offs and other[2] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m
UK mortgages	837	77	295	372	1,209
Credit cards	521	(329)	571	242	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,183	(568)	1,373	805	2,988
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	974	17	329	346	1,320
Commercial Banking	1,433	(81)	517	436	1,869
Insurance, Pensions and Investments	18	(2)	24	22	40
Equity Investments and Central Items	408	(10)	(392)	(402)	6
Total[3]	4,042	(661)	1,522	861	4,903

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2   Contains adjustments in respect of purchased or originated credit-impaired financial assets.
3   Total ECL includes £62 million relating to other non customer-related assets (31 December 2021: £22 million).

Movements in total expected credit loss allowance (underlying basis)[A]

	Opening ECL at 31 Dec 2021[1] £m	Write-offs and other £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m
UK mortgages	1,284	11	295	306	1,590
Credit cards	531	(339)	571	232	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,640	(644)	1,373	729	3,369
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	974	17	329	346	1,320
Commercial Banking	1,433	(81)	517	436	1,869
Insurance, Pensions and Investments	18	10	12	22	40
Equity Investments and Central Items	408	(10)	(392)	(402)	6
Total[2]	4,499	(725)	1,510	785	5,284

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2   Total ECL includes £62 million relating to other non customer-related assets (31 December 2021: £22 million).

Strategic report | Financial results | Governance | Risk management | Financial statements | Other information

Loans and advances to customers and expected credit loss allowance (statutory basis)

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022							
Loans and advances to customers							
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	–	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	–	95,373	12.1	3.5
Equity Investments and Central Items[1]	(2,972)	–	6	–	(2,966)		
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)		
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899		
Customer related ECL allowance (drawn and undrawn)							
UK mortgages	92	553	311	253	1,209		
Credit cards	173	477	113	–	763		
Loans and overdrafts	185	367	126	–	678		
UK Motor Finance[2]	95	76	81	–	252		
Other	16	18	52	–	86		
Retail	561	1,491	683	253	2,988		
Small and Medium Businesses	129	271	149	–	549		
Corporate and Institutional Banking	144	231	925	–	1,300		
Commercial Banking	273	502	1,074	–	1,849		
Equity Investments and Central Items	–	–	4	–	4		
Total	834	1,993	1,761	253	4,841		
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]							
UK mortgages	–	1.3	9.1	2.6	0.4		
Credit cards	1.5	14.5	50.9	–	5.1		
Loans and overdrafts	2.2	21.4	64.6	–	6.6		
UK Motor Finance	0.8	3.4	52.6	–	1.7		
Other	0.1	2.8	33.1	–	0.6		
Retail	0.2	3.0	16.5	2.6	0.8		
Small and Medium Businesses	0.4	4.8	12.9	–	1.5		
Corporate and Institutional Banking	0.3	4.0	57.5	–	2.3		
Commercial Banking	0.3	4.4	38.9	–	2.0		
Equity Investments and Central Items		–	66.7	–			
Total	0.2	3.3	25.5	2.6	1.1		

1 Contains centralised fair value hedge accounting adjustments.

2 UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

3 Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2021							
Loans and advances to customers							
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards[1]	11,918	2,077	292	–	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	–	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	–	14,276	12.8	1.4
Other[1]	11,198	593	169	–	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses[1]	36,134	4,992	1,747	–	42,873	11.6	4.1
Corporate and Institutional Banking[1]	46,585	2,538	1,816	–	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	–	93,812	8.0	3.8
Equity Investments and Central Items[2]	144	–	7	–	151	–	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)		
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567		
Customer related ECL allowance (drawn and undrawn)							
UK mortgages	49	394	184	210	837		
Credit cards[1]	144	249	128	–	521		
Loans and overdrafts	136	170	139	–	445		
UK Motor Finance[3]	108	74	116	–	298		
Other[1]	15	15	52	–	82		
Retail	452	902	619	210	2,183		
Small and Medium Businesses[1]	104	176	179	–	459		
Corporate and Institutional Banking[1]	68	122	782	–	972		
Commercial Banking	172	298	961	–	1,431		
Equity Investments and Central Items	400	–	6	–	406		
Total	1,024	1,200	1,586	210	4,020		
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]							
UK mortgages	–	1.8	9.5	1.9	0.3		
Credit cards[1]	1.2	12.0	56.9	–	3.7		
Loans and overdrafts	1.7	15.4	67.5	–	4.7		
UK Motor Finance	0.9	4.0	57.7	–	2.1		
Other[1]	0.1	2.5	30.8	–	0.7		
Retail	0.1	3.3	22.6	1.9	0.6		
Small and Medium Businesses[1]	0.3	3.5	14.5	–	1.1		
Corporate and Institutional Banking[1]	0.1	4.8	43.1	–	1.9		
Commercial Banking	0.2	4.0	31.6	–	1.5		
Equity Investments and Central Items[5]	–	–	85.7	–	4.0		
Total	0.3	3.4	27.4	1.9	0.9		

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail.
2 Contains centralised fair value hedge accounting adjustments.
3 UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4 Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.
5 Equity Investments and Central Items excludes the £400 million ECL central adjustment.

Loans and advances to customers and expected credit loss allowance (underlying basis)[A]

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022						
Loans and advances to customers						
UK mortgages	259,843	46,347	6,529	312,719	14.8	2.1
Credit cards	11,416	3,287	289	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	14,573	15.4	1.1
Other	13,990	643	157	14,790	4.3	1.1
Retail[1]	305,780	54,235	7,376	367,391	14.8	2.0
Small and Medium Businesses	30,781	5,654	1,760	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	95,373	12.1	3.5
Equity Investments and Central Items[2]	(2,972)	–	6	(2,966)		
Total gross lending	383,317	65,728	10,753	459,798	14.3	2.3
ECL allowance on drawn balances	(700)	(1,936)	(2,263)	(4,899)		
Net balance sheet carrying value	382,617	63,792	8,490	454,899		

Customer related ECL allowance (drawn and undrawn)						
UK mortgages	92	681	817	1,590		
Credit cards	173	477	113	763		
Loans and overdrafts	185	367	126	678		
UK Motor Finance[3]	95	76	81	252		
Other	16	18	52	86		
Retail[1]	561	1,619	1,189	3,369		
Small and Medium Businesses	129	271	149	549		
Corporate and Institutional Banking	144	231	925	1,300		
Commercial Banking	273	502	1,074	1,849		
Equity Investments and Central Items	–	–	4	4		
Total	834	2,121	2,267	5,222		

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]						
UK mortgages	–	1.5	12.5	0.5		
Credit cards	1.5	14.5	50.9	5.1		
Loans and overdrafts	2.2	21.4	64.6	6.6		
UK Motor Finance	0.8	3.4	52.6	1.7		
Other	0.1	2.8	33.1	0.6		
Retail[1]	0.2	3.0	16.4	0.9		
Small and Medium Businesses	0.4	4.8	12.9	1.5		
Corporate and Institutional Banking	0.3	4.0	57.5	2.3		
Commercial Banking	0.3	4.4	38.9	2.0		
Equity Investments and Central Items		–	66.7			
Total	0.2	3.2	22.6	1.1		

1 Retail balances exclude the impact of the HBOS acquisition-related adjustments.
2 Contains centralised fair value hedge accounting adjustments.
3 UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4 Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £52 million, Small and Medium Businesses of £607 million and Corporate and Institutional Banking of £1 million.

	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2021						
Loans and advances to customers						
UK mortgages	276,021	28,579	4,191	308,791	9.3	1.4
Credit cards[1]	11,905	2,075	292	14,272	14.5	2.0
Loans and overdrafts	8,181	1,105	271	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	14,276	12.8	1.4
Other[1]	11,198	593	169	11,960	5.0	1.4
Retail[2]	319,552	34,180	5,124	358,856	9.5	1.4
Small and Medium Businesses[1]	36,134	4,992	1,747	42,873	11.6	4.1
Corporate and Institutional Banking[1]	46,585	2,538	1,816	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	93,812	8.0	3.8
Equity Investments and Central Items[3]	144	–	7	151	–	4.6
Total gross lending	402,415	41,710	8,694	452,819	9.2	1.9
ECL allowance on drawn balances	(919)	(1,377)	(1,981)	(4,277)		
Net balance sheet carrying value	401,496	40,333	6,713	448,542		
Customer related ECL allowance (drawn and undrawn)						
UK mortgages	50	653	581	1,284		
Credit cards[1]	147	253	131	531		
Loans and overdrafts	136	170	139	445		
UK Motor Finance[4]	108	74	116	298		
Other[1]	15	15	52	82		
Retail[2]	456	1,165	1,019	2,640		
Small and Medium Businesses[1]	104	176	179	459		
Corporate and Institutional Banking[1]	68	122	782	972		
Commercial Banking	172	298	961	1,431		
Equity Investments and Central Items	400	–	6	406		
Total	1,028	1,463	1,986	4,477		
Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[5]						
UK mortgages	–	2.3	13.9	0.4		
Credit cards[1]	1.2	12.2	58.2	3.7		
Loans and overdrafts	1.7	15.4	67.5	4.7		
UK Motor Finance	0.9	4.0	57.7	2.1		
Other[1]	0.1	2.5	30.8	0.7		
Retail[1]	0.1	3.4	20.4	0.7		
Small and Medium Businesses[1]	0.3	3.5	14.5	1.1		
Corporate and Institutional Banking[1]	0.1	4.8	43.1	1.9		
Commercial Banking	0.2	4.0	31.6	1.5		
Equity Investments and Central Items[6]	–	–	85.7	4.0		
Total	0.3	3.5	24.7	1.0		

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail.
2 Retail balances exclude the impact of the HBOS and MBNA acquisition-related adjustments.
3 Contains centralised fair value hedge accounting adjustments.
4 UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
5 Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Small and Medium Businesses of £515 million and Corporate and Institutional Banking of £3 million.
6 Equity Investments and Central Items excludes the £400 million ECL central adjustment.

Stage 2 loans and advances to customers and expected credit loss allowance (statutory basis)

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

| | Up to date | | | | | | 1–30 days past due[2] | | | Over 30 days past due | | |
| | PD movements | | | Other[1] | | | | | | | | |
	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2022												
UK mortgages	29,718	263	0.9	9,613	160	1.7	1,633	67	4.1	819	63	7.7
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	35,259	931	2.6	11,412	289	2.5	2,032	164	8.1	968	107	11.1
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	5,728	229	4.0	27	–	–	30	1	3.3	54	1	1.9
Commercial Banking	9,809	452	4.6	1,087	27	2.5	369	14	3.8	228	9	3.9
Total	**45,068**	**1,383**	**3.1**	**12,499**	**316**	**2.5**	**2,401**	**178**	**7.4**	**1,196**	**116**	**9.7**
At 31 December 2021												
UK mortgages	14,845	132	0.9	4,133	155	3.8	1,433	38	2.7	1,387	69	5.0
Credit cards[4]	1,755	176	10.0	210	42	20.0	86	20	23.3	26	11	42.3
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5
Other[4]	194	4	2.1	306	7	2.3	44	2	4.5	49	2	4.1
Retail	17,880	414	2.3	6,186	273	4.4	1,800	109	6.1	1,535	106	6.9
Small and Medium Businesses[4]	3,570	153	4.3	936	14	1.5	297	6	2.0	189	3	1.6
Corporate and Institutional Banking[4]	2,479	119	4.8	25	3	12.0	6	–	–	28	–	–
Commercial Banking	6,049	272	4.5	961	17	1.8	303	6	2.0	217	3	1.4
Total	23,929	686	2.9	7,147	290	4.1	2,103	115	5.5	1,752	109	6.2

1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date "Other", driving movement of gross lending from the category of Stage 2 up to date "PD movement" into "Other".

2 Includes assets that have triggered PD movements, or other rules, given that being 1–29 days in arrears in and of itself is not a Stage 2 trigger.

3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Stage 2 loans and advances to customers and expected credit loss allowance (underlying basis)[A]

| | Up to date | | | | | | 1–30 days past due[2] | | | Over 30 days past due | | |
| | PD movements | | | Other[1] | | | | | | | | |
	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2022												
UK mortgages	31,908	301	0.9	10,800	198	1.8	2,379	93	3.9	1,260	89	7.1
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	37,449	969	2.6	12,599	327	2.6	2,778	190	6.8	1,409	133	9.4
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	5,728	229	4.0	27	–	–	30	1	3.3	54	1	1.9
Commercial Banking	9,809	452	4.6	1,087	27	2.5	369	14	3.8	228	9	3.9
Total	**47,258**	**1,421**	**3.0**	**13,686**	**354**	**2.6**	**3,147**	**204**	**6.5**	**1,637**	**142**	**8.7**
At 31 December 2021												
UK mortgages	17,917	226	1.3	6,053	222	3.7	2,270	73	3.2	2,339	132	5.6
Credit cards[4]	1,754	179	10.2	209	41	19.6	86	21	24.4	26	12	46.2
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5
Other[4]	194	4	2.1	306	7	2.3	44	2	4.5	49	2	4.1
Retail	20,951	511	2.4	8,105	339	4.2	2,637	145	5.5	2,487	170	6.8
Small and Medium Businesses[4]	3,570	153	4.3	936	14	1.5	297	6	2.0	189	3	1.6
Corporate and Institutional Banking[4]	2,479	119	4.8	25	3	12.0	6	–	–	28	–	–
Commercial Banking	6,049	272	4.5	961	17	1.8	303	6	2.0	217	3	1.4
Total	27,000	783	2.9	9,066	356	3.9	2,940	151	5.1	2,704	173	6.4

1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date "Other", driving movement of gross lending from the category of Stage 2 up to date "PD movement" into "Other".

2 Includes assets that have triggered PD movements, or other rules, given that being 1–29 days in arrears in and of itself is not a Stage 2 trigger.

3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

4 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

The Group's assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

Additional information
ECL sensitivity to economic assumptions

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million compared to £223 million at 31 December 2021.

	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
Statutory basis					
UK mortgages	**1,209**	**514**	**790**	**1,434**	**3,874**
Credit cards	**763**	**596**	**727**	**828**	**1,180**
Other Retail	**1,016**	**907**	**992**	**1,056**	**1,290**
Commercial Banking	**1,869**	**1,459**	**1,656**	**2,027**	**3,261**
Other	**46**	**46**	**46**	**47**	**47**
At 31 December 2022	**4,903**	**3,522**	**4,211**	**5,392**	**9,652**
UK mortgages	837	637	723	967	1,386
Credit cards[1]	521	442	500	569	672
Other Retail[1]	825	760	811	863	950
Commercial Banking[1]	1,433	1,295	1,358	1,505	1,859
Other[1]	426	426	427	426	424
At 31 December 2021	4,042	3,560	3,819	4,330	5,291

	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
Underlying basis[A]					
UK mortgages	**1,590**	**895**	**1,172**	**1,815**	**4,254**
Credit cards	**763**	**596**	**727**	**828**	**1,180**
Other Retail	**1,016**	**907**	**992**	**1,056**	**1,290**
Commercial Banking	**1,869**	**1,459**	**1,656**	**2,027**	**3,261**
Other	**46**	**46**	**46**	**47**	**47**
At 31 December 2022	**5,284**	**3,903**	**4,593**	**5,773**	**10,032**
UK mortgages	1,284	1,084	1,170	1,414	1,833
Credit cards[1]	531	453	511	579	682
Other Retail[1]	825	760	811	863	950
Commercial Banking[1]	1,433	1,295	1,358	1,505	1,859
Other[1]	426	426	427	426	424
At 31 December 2021	4,499	4,018	4,277	4,787	5,748

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Risk management
continued

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and the majority of post-model adjustments are reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £820 million compared to £230 million at 31 December 2021.

	At 31 December 2022				At 31 December 2021[1]			
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
Statutory basis								
UK mortgages	469	734	1,344	7,848	636	722	973	1,448
Credit cards	563	719	842	1,320	434	500	583	707
Other Retail	886	984	1,059	1,449	754	808	867	972
Commercial Banking	1,425	1,600	2,142	5,190	1,290	1,357	1,518	2,116
Other	46	46	47	47	425	425	425	425
Total	**3,389**	**4,083**	**5,434**	**15,854**	3,539	3,812	4,366	5,668
Underlying basis[A]								
UK mortgages	851	1,115	1,726	8,230	1,083	1,169	1,420	1,895
Credit cards	563	719	842	1,320	444	510	593	717
Other Retail	886	984	1,059	1,449	754	808	868	973
Commercial Banking	1,425	1,600	2,142	5,190	1,290	1,357	1,517	2,115
Other	46	46	47	47	425	425	425	425
Total	**3,771**	**4,464**	**5,816**	**16,236**	3,996	4,269	4,823	6,125

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2022		At 31 December 2021	
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	**(225)**	**370**	(112)	162

The table below shows the impact on the Group's ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2022		At 31 December 2021[1]	
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	12	(12)
Commercial Banking	100	(91)	52	(45)
ECL impact	**192**	**(178)**	107	(95)

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Group derivative credit risk exposures
Derivative credit risk exposure

| | 2022 | | | | 2021 | | | |
| | | Traded over the counter | | | | Traded over the counter | | |
	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m
Notional balances								
Foreign exchange	–	–	465,800	465,800	–	–	393,154	393,154
Interest rate	31,393	6,422,514	206,006	6,659,913	214,821	3,695,218	212,825	4,122,864
Equity and other	4,670	–	11,820	16,490	4,783	–	7,756	12,539
Credit	–	286	6,403	6,689	–	397	6,343	6,740
Total	**36,063**	**6,422,800**	**690,029**	**7,148,892**	**219,604**	**3,695,615**	**620,078**	**4,535,297**
Fair values								
Assets		1,033	23,643			890	21,113	
Liabilities		(1,850)	(22,153)			(888)	(17,109)	
Net (liability) asset		**(817)**	**1,490**			**2**	**4,004**	

The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2022 and 31 December 2021 is shown in the table above. The notional principal amount does not, however, represent the Group's credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on **page 317**.

Retail
- The Retail portfolio has remained resilient and well-positioned despite pressure on consumer disposable incomes from rising interest rates, inflation and a higher cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for new lending and a prudent risk appetite approach
- Despite external pressures, only very modest signs of deterioration are evident across the portfolios, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is broadly stable
- The Group is closely monitoring the impacts of the rising cost of living on consumers to ensure we remain close to any signs of deterioration. Lending controls are under continuous review and we have taken proactive risk actions calibrated to the latest Group macroeconomic outlook. Precautionary expected credit loss (ECL) judgements have also been raised to cover potential future deterioration from cost of living risks
- The Retail impairment charge in 2022 was £1,373 million, compared to a release of £447 million for 2021 with updated macroeconomic assumptions within the ECL model driving a £600 million charge compared to a credit of £1,120 million last year. There was also a charge in relation to underlying performance of £773 million (2021: a charge of £672 million)
- Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 Stage 3 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with an additional £2.8 billion of assets in Stage 3 and £6.1 billion in Stage 2 at the point of implementation, both as a result of the broader definition of default

- As a result of updated macroeconomic assumptions within the ECL model, Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) increased to 0.9 per cent (31 December 2021: 0.7 per cent). As at 31 December 2022 the majority of ECL increases are reflected within Stage 2 under IFRS 9, representing cases which have observed a significant increase in credit risk since origination (SICR)
- Stage 2 loans and advances now comprises 14.8 per cent of the Retail portfolio (31 December 2021: 9.5 per cent), of which 92.3 per cent are up to date, performing loans (31 December 2021: 85.0 per cent)
- The CRD IV changes have increased the proportion of UK mortgage accounts reaching the broader definition of default and has resulted in a slight decrease in Stage 2 ECL coverage to 3.0 per cent (31 December 2021: 3.4 per cent)
- As a result of updated macroeconomic assumptions within the ECL model, Stage 3 loans and advances have increased to 2.0 per cent of total loans and advances (31 December 2021: 1.4 per cent) while Stage 3 ECL coverage decreased to 16.4 per cent (31 December 2021: 20.4 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average. Underlying credit deterioration remains relatively limited outside of definition of default changes

UK mortgages
- The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk portfolios originated prior to 2008 have continued to reduce
- Arrears rates remain broadly stable with slight increases observed on variable rate products following UK Bank Rate rises exacerbated by attrition from customers refinancing to fixed rates
- Total loans and advances increased to £312.7 billion (31 December 2021: £308.8 billion), with a small reduction in average LTV to 41.6 per cent (31 December 2021: 42.1 per cent). The proportion of balances with a LTV greater than 90 per cent increased to 1.4 per cent (31 December 2021: 0.5 per cent). The average LTV of new business decreased to 61.7 per cent (31 December 2021: 63.3 per cent)
- Updated macroeconomic assumptions within the ECL model, including a forecast reduction in house prices, resulted in a net impairment charge of £295 million for 2022 compared to a credit of £273 million for 2021. Total ECL coverage increased to 0.5 per cent (31 December 2021: 0.4 per cent)
- As a result of updated macroeconomic assumptions within the ECL model, Stage 2 loans and advances increased to 14.8 per cent of the portfolio (31 December 2021: 9.3 per cent), while Stage 2 ECL coverage has decreased to 1.5 per cent (31 December 2021: 2.3 per cent) due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default

Risk management
continued

- Stage 3 loans and advances has increased to 2.1 per cent of the portfolio (31 December 2021: 1.4 per cent) and due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default, Stage 3 ECL coverage decreased to 12.5 per cent (31 December 2021: 13.9 per cent)

Credit cards
- Credit cards balances increased to £15.0 billion (31 December 2021 £14.3 billion) due to recovery in customer spend
- The credit card portfolio is a prime book with low levels of arrears and strong repayment rates despite recent affordability pressures
- Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £571 million for 2022, compared to a credit of £52 million in 2021. Total ECL coverage increased to 5.1 per cent (31 December 2021: 3.7 per cent)
- This is reflected in Stage 2 loans and advances which increased to 21.9 per cent of the portfolio (31 December 2021: 14.5 per cent) and Stage 2 ECL coverage which has increased to 14.5 per cent (31 December 2021: 12.2 per cent)
- Stage 3 loans and advances remained broadly stable at 1.9 per cent of the portfolio (31 December 2021: 2.0 per cent), while Stage 3 ECL coverage has reduced to 50.9 per cent (31 December 2021: 58.2 per cent)

Loans and overdrafts
- Loans and advances for personal current account and the personal loans portfolios increased to £10.3 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit
- Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £499 million for the full year 2022 compared to a charge of £39 million for 2021
- Stage 2 ECL coverage increased to 21.4 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage to 6.6 per cent (31 December 2021: 4.7 per cent)
- Stage 3 ECL coverage reduced slightly to 64.6 per cent (31 December 2021: 67.5 per cent)

UK Motor Finance
- The UK Motor Finance portfolio increased from £14.3 billion for 2021 to £14.6 billion for 2022, with ongoing new car supply constraints being offset by continued strong demand for used vehicles
- There was a net impairment credit of £2 million for 2022, reflecting continued low levels of losses given resilient used car prices. This compares to a credit of £151 million for 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. ECL coverage decreased to 1.7 per cent (31 December 2021: 2.1 per cent)
- Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, offset by underperformance in some segments, has resulted in broadly flat RV and VT ECL of £92 million as at 31 December 2022 (31 December 2021: £95 million)
- Stable credit performance and continued resilience in used car prices has resulted in Stage 2 ECL coverage reducing slightly to 3.4 per cent (31 December 2021: 4.0 per cent) and Stage 3 ECL reducing to 52.6 per cent (31 December 2021: 57.7 per cent)

Other
- Other loans and advances increased slightly to £14.8 billion (31 December 2021: £12.0 billion)
- Stage 3 loans and advances remain stable at 1.1 per cent (31 December 2021: 1.4 per cent) and Stage 3 coverage at 33.1 per cent (31 December 2021: 30.8 per cent)
- There was a net impairment charge of £10 million for 2022 compared to a credit of £10 million for 2021

Retail UK mortgages loans and advances to customers (statutory basis)[1]

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Mainstream	253,283	248,013
Buy-to-let	51,529	51,111
Specialist	7,526	9,220
Total	**312,338**	308,344

1 Balances include the impact of HBOS-related acquisition adjustments.

Mortgages greater than three months in arrears (excluding repossessions, underlying basis)[A]

	Number of cases		Total mortgage accounts		Value of loans[1]		Total mortgage balances	
At 31 December	2022 Cases	2021 Cases	2022 %	2021 %	2022 £m	2021 £m	2022 %	2021 %
Mainstream	19,719	22,128	1.1	1.2	2,213	2,481	0.9	1.0
Buy-to-let	3,478	4,171	0.8	1.0	473	537	0.9	1.0
Specialist	4,323	5,491	7.0	7.5	722	892	9.3	9.4
Total	**27,520**	31,790	**1.2**	1.4	**3,408**	3,910	**1.1**	1.3

1 Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS acquisition adjustments.

The stock of repossessions increased to 807 cases at 31 December 2022, compared to 346 cases at 31 December 2021, due to the resumption of litigation action that had been suspended at the onset of the coronavirus pandemic.

Period end and average LTVs across the Retail mortgage portfolios (underlying basis)[A]

	At 31 December 2022				At 31 December 2021			
	Mainstream %	Buy-to-let %	Specialist %	Total %	Mainstream %	Buy-to-let %	Specialist %	Total %
Less than 60 per cent	**60.3**	**71.6**	**86.0**	**62.8**	58.1	69.3	80.6	60.7
60 per cent to 70 per cent	**19.1**	**20.3**	**7.9**	**19.0**	19.6	23.8	11.8	20.1
70 per cent to 80 per cent	**13.2**	**7.7**	**2.5**	**12.1**	16.8	6.4	3.5	14.6
80 per cent to 90 per cent	**5.7**	**0.2**	**1.2**	**4.7**	5.0	0.2	1.3	4.1
90 per cent to 100 per cent	**1.6**	**0.1**	**1.0**	**1.3**	0.4	0.1	0.9	0.3
Greater than 100 per cent	**0.1**	**0.1**	**1.4**	**0.1**	0.1	0.2	1.9	0.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0	100.0
Average loan to value[1]:								
Stock of residential mortgages	**40.9**	**46.8**	**35.0**	**41.6**	41.3	47.7	37.5	42.1
New residential lending	**62.3**	**58.1**	**n/a**	**61.7**	63.7	60.4	n/a	63.3

1   Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances; the balances exclude the impact of HBOS acquisition adjustments.

Interest-only mortgages

The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2022, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 16.4 per cent (31 December 2021: 18.7 per cent). The average indexed loan to value remained low at 35.5 per cent (31 December 2021: 36.8 per cent).

For existing interest-only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered to customers based on their individual circumstances to create fair and sustainable outcomes.

Analysis of owner occupier interest-only mortgages (statutory basis)

	At 31 Dec 2022	At 31 Dec 2021
Interest-only balances (£m)	**42,697**	48,128
Stage 1 (%)	**58.5**	70.7
Stage 2 (%)	**25.3**	17.1
Stage 3 (%)	**3.7**	2.8
Purchased or originated credit-impaired (%)	**12.6**	9.4
Average loan to value (%)	**35.5**	36.8
Maturity profile (£m)		
Due	**1,931**	1,803
Within 1 year	**1,453**	1,834
2 to 5 years	**8,832**	8,889
6 to 10 years	**16,726**	17,882
Greater than 10 years	**13,755**	17,720
Past term interest-only balances (£m)[1]	**1,906**	1,790
Stage 1 (%)	**0.2**	0.7
Stage 2 (%)	**11.9**	33.0
Stage 3 (%)	**45.6**	29.6
Purchased or originated credit-impaired (%)	**42.3**	36.7
Average loan to value (%)	**33.2**	33.0
Negative equity (%)	**2.0**	1.8

1   Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Retail forbearance

The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority's FINREP reporting. On an underlying basis, total forbearance for the major retail portfolios has reduced by £1.2 billion to £4.5 billion. This is driven by a reduction in customers with a historical capitalisation treatment (where arrears were reset and added to the loan balance) and, following the implementation of new regulatory requirements, the removal of past term interest-only mortgages as a forbearance event where a forbearance treatment has not been granted. On a statutory basis the equivalent total forbearance position improved by £1.1 billion to £4.3 billion.

The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance personal loans.

As a percentage of loans and advances, forbearance loans decreased to 1.2 per cent at 31 December 2022 (31 December 2021: 1.6 per cent).

As at 31 December 2022, 96.5 per cent of forbearance loans are captured in Stage 2 or Stage 3 for IFRS 9 and hold provision on a lifetime basis (31 December 2021: 97.3 per cent).

Total expected credit losses (ECL) as a proportion of loans and advances which are forborne has increased to 12.1 per cent (31 December 2021: 10.8 per cent).

Retail forborne loans and advances (statutory basis) (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2022					
UK mortgages	**3,655**	**684**	**951**	**1,995**	**4.4**
Credit cards	**260**	**90**	**125**	**–**	**31.6**
Loans and overdrafts	**308**	**125**	**117**	**–**	**36.3**
UK Motor Finance	**77**	**32**	**42**	**–**	**32.4**
Total	**4,300**	**931**	**1,235**	**1,995**	**8.8**
At 31 December 2021					
UK mortgages	4,725	1,216	901	2,600	3.2
Credit cards	288	90	141	–	32.9
Loans and overdrafts	312	99	131	–	33.8
UK Motor Finance	102	38	62	–	37.0
Total	5,427	1,443	1,235	2,600	7.2

1   Expected credit loss allowance as a percentage of total loans and advances which are forborne is calculated excluding loans in recoveries for Credit cards, Loans and overdrafts (31 December 2022: £80 million; 31 December 2021: £87 million).

Retail forborne loans and advances (underlying basis)[A]

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2022[2]				
UK mortgages	**3,813**	**1,229**	**2,542**	**8.4**
Credit cards	**260**	**90**	**125**	**31.6**
Loans and overdrafts	**308**	**125**	**117**	**36.3**
UK Motor Finance	**77**	**32**	**42**	**32.4**
Total	**4,458**	**1,476**	**2,826**	**12.1**
At 31 December 2021[2]				
UK mortgages	4,942	2,721	2,209	7.5
Credit cards	288	90	142	32.9
Loans and overdrafts	312	99	131	33.8
UK Motor Finance	102	38	62	37.0
Total	5,644	2,948	2,544	10.8

1   Expected credit losses as a percentage of total loans and advances which are forborne are calculated excluding loans in recoveries for Credit cards, Loans and overdrafts (31 December 2022: £80 million; 31 December 2021: £87 million).
2   Balances exclude the impact of HBOS and MBNA acquisition-related adjustments.

Commercial Banking

Portfolio overview

- The Commercial portfolio credit quality remains resilient overall, with a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors. While some of the Group's metrics indicate very modest deterioration, especially in consumer-led sectors, these are not considered to be material
- The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
- The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business
- Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk
- The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery

Impairments

- There was a net impairment charge of £517 million in 2022, compared to a net impairment credit of £936 million in 2021. This was driven by a £395 million charge from economic outlook revisions. The remaining £122 million charge was largely driven by a further material charge in the fourth quarter on a pre-existing single case
- ECL allowances increased by £418 million to £1,849 million at 31 December 2022 (31 December 2021: £1,431 million). The ECL provision at 31 December 2022 includes the capture of the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and other emerging risks, through the multiple economic scenarios
- As a result of the deterioration in the Group's forward-looking modelled economic assumptions, Stage 2 loans and advances increased by £3,963 million to £11,493 million (31 December 2021: £7,530 million), with 94.8 per cent of Stage 2 balances up to date. Stage 2 as a proportion of total loans and advances to customers increased to 12.1 per cent (31 December 2021: 8.0 per cent). Stage 2 ECL coverage was higher at 4.4 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the change in the multiple economic scenarios
- Stage 3 loans and advances reduced to £3,371 million (31 December 2021: £3,563 million) and as a proportion of total loans and advances to customers, reduced to 3.5 per cent (31 December 2021: 3.8 per cent), largely as a result of net repayments and write-offs in the Corporate and Institutional Banking portfolio. Stage 3 ECL coverage increased to 38.9 per cent (31 December 2021: 31.6 per cent) predominantly driven by a further material charge on a pre-existing single case

Commercial Banking UK Direct Real Estate

- Commercial Banking UK Direct Real Estate gross lending stood at £11.0 billion at 31 December 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations)
- The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.6 billion to social housing providers are also excluded
- Recognising this is a cyclical sector, total quantum (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams. During 2022, the Group increased the reporting granularity of underlying LTV data as detailed in the LTV – UK Direct Real Estate table
- Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, these are predominantly purely precautionary, and levels of this remain significantly below that seen during the pandemic. Transfers to the Group's Business Support Unit have been limited
- Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, which impacts debt servicing and refinance capacity, the portfolio is well-positioned and proactively managed, with conservative LTVs, good levels of interest cover, and appropriate risk mitigants in place:
  - CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, over 89 per cent have an LTV of less than 60 per cent, with an average LTV of 40.6 per cent
  - c.90 per cent of CRE exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
  - Approximately 47 per cent of exposures relate to commercial real estate (with no speculative development lending) with the remainder predominantly related to residential real estate. The underlying sub sector split is diversified with more limited exposure to higher risk sub sectors (.c.13 per cent of exposures secured by Retail assets, with appetite tightened since 2018)
  - Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced
  - Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

LTV – UK Direct Real Estate

	At 31 December 2022[1,2,3]				At 31 December 2021[1,2,3]			
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures								
Less than 60 per cent	**7,821**	**47**	**7,868**	**89.4**	6,527	52	6,579	82.1
60 per cent to 70 per cent	**503**	**9**	**512**	**5.8**	617	5	622	7.8
70 per cent to 80 per cent	**58**	**–**	**58**	**0.7**	129	13	142	1.8
80 per cent to 100 per cent	**17**	**13**	**30**	**0.3**	84	2	86	1.1
100 per cent to 120 per cent	**8**	**23**	**31**	**0.4**	6	102	108	1.4
120 per cent to 140 per cent	**1**	**–**	**1**	**–**	4	–	4	0.1
Greater than 140 per cent	**13**	**54**	**67**	**0.8**	12	46	58	0.7
Unsecured[4]	**225**	**–**	**225**	**2.6**	397	–	397	5.0
Subtotal	**8,646**	**146**	**8,792**	**100.0**	7,776	220	7,996	100.0
Other[5]	**346**	**13**	**359**		1,460	27	1,487	
Total investment	**8,992**	**159**	**9,151**		9,236	247	9,483	
Development	**900**	**7**	**907**		1,233	17	1,250	
UK Government Supported Lending[6]	**278**	**5**	**283**		362	5	367	
Total	**10,170**	**171**	**10,341**		10,831	269	11,100	

1 Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2 Excludes £0.6 billion in Business Banking (31 December 2021: £0.7 billion).
3 Year on year increase in less than 60 per cent driven by improved data coverage with clients moving from 'Other'.
4 Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
5 Mainly lower value transactions where LTV not recorded on Commercial Banking UK Direct Real Estate monitoring system. Year on year decrease driven by improved data coverage with clients now reported in LTV band.
6 Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.

Commercial Banking forbearance
Commercial Banking forborne loans and advances (audited)

	At 31 December 2022[1]		At 31 December 2021	
	Total £m	Of which Stage 3 £m	Total £m	Of which Stage 3 £m
Type of forbearance				
Refinancing	**13**	**11**	14	11
Modification	**3,484**	**2,908**	3,655	2,881
Total	**3,497**	**2,919**	3,669	2,892

1 Includes £279 million (of which £254 million are guaranteed through the UK Government Bounce Back Loan Scheme) in Business Banking reported for the first time, £210 million of which is Stage 3.

Data risk

Definition
Data risk is defined as the risk of the Group failing to effectively govern, manage and control its data (including data processed by third-party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

Exposures
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:

- When personal data is not managed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
- When data quality issues are not identified and managed appropriately
- When data records are not created, retained, protected, destroyed, or retrieved appropriately
- When data governance fails to provide robust oversight of data decision-making, controls and actions to ensure strategies are implemented effectively
- When data standards are not maintained, data-related issues are not remediated, and incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
- When critical data mapping and data information standards are not followed, impacting compliance, traceability and understanding of data

Measurement
Data risk covers data governance, data management and data privacy and ethics and is measured through a series of quantitative and qualitative metrics.

Mitigation
Mitigation strategies are adopted to reduce data governance, management, privacy and ethical risks. Control assessments are logged and tracked on One Risk and Control Self-Assessment system with supporting metrics. Investment continues to be made to reduce data risk exposure to within appetite. Examples include:

- Delivering a data strategy
- Enhancing data quality and capability
- Embedding data by design and ethics

Monitoring
The Group continues to monitor and respond to data related regulatory initiatives i.e. new Digital Protection and Digital Information Bill expected spring 2023 and political developments i.e. potential divergence of legal and regulatory requirements following EU exit.

Data risk is governed through Group and sub-group committees and significant issues are escalated to Group Risk Committee, in accordance with the Group's Enterprise Risk Management Framework and One RCSA frameworks.

A number of activities support the close monitoring of data risk including:

- Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
- Monitoring of significant data related issues, complaints, events and breaches in accordance with Group Operational Risk and Data policies
- Identification and mitigation of data risk when planning and implementing transformation or business change

Funding and liquidity risk

Definition
Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Exposure
Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.

Measurement
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 52 on **page 315** sets out an analysis of assets and liabilities by relevant maturity grouping. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

Mitigation
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity's domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position paying regard to its internal risk appetite, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.

The Group's funding and liquidity position is underpinned by its significant customer deposit base and is supported by strong relationships across customer segments. The Group has consistently observed that, in aggregate, the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and, where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.

To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group's banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England's Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group's liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Liquidity risk within the Insurance business may result from: the inability to sell financial assets quickly at their fair values; an insurance liability falling due for payment earlier than expected; the inability to generate cash inflows as anticipated; an unexpected large operational event; or from a general insurance catastrophe, for example, a significant weather event. Liquidity risk is actively managed and monitored within the Insurance business to ensure that it remains within approved risk appetite, so that even under stress conditions, there is sufficient liquidity to meet obligations.

Monitoring

Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.

The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group's 2022 liquidity stress testing results refer to **page 183**.

The Group maintains a Liquidity Contingency Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. The Liquidity Contingency Framework has a foundation of robust and regular monitoring and reporting of key performance indicators, early warning indicators and Risk Appetite by both Group Corporate Treasury (GCT) and Risk up to and including Board level. Where movements in any of these metrics and indicator suites point to a potential issue, SME teams and their directors will escalate this information as appropriate.

Funding and liquidity management in 2022

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 31 December 2022 (94 per cent as at 31 December 2021), largely driven by increased customer lending. Overall total wholesale funding has increased to £100.3 billion as at 31 December 2022 (31 December 2021: £93.1 billion) as a result of short term funding which has increased towards more normalised levels and maintains the Group's access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 144 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2022 (31 December 2021: 135 per cent) calculated on a Group consolidated basis based on the EU Delegated Act. The increase in LCR is explained primarily by an increase in liquid assets from the Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) drawdowns in 2021. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR, representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is significantly in excess of the regulatory requirement of 100 per cent.

During 2022, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £9.3 billion. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond. In 2023, the Group expects to have a term wholesale issuance requirement of around £15 billion.

The Group's credit ratings continue to reflect the strength of the Group's business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group's ratings. In July, Moody's downgraded the senior and subordinated ratings for Lloyds Banking Group plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts the Group in line with peer issuers. The rating agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management, franchise and financial performance, along with the robust capital and funding position, are reflected in the Group's strong ratings.

Group funding requirements and sources

Group funding position	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn	Change %
Cash and balances at central banks	91.4	76.4	20
Loans and advances to banks[1]	10.6	6.9	54
Loans and advances to customers	454.9	448.6	1
Reverse repurchase agreements – non-trading	44.9	54.8	(18)
Debt securities at amortised cost	9.9	6.8	46
Financial assets at fair value through other comprehensive income	23.2	28.1	(17)
Other assets[2]	242.9	264.9	(8)
Total Group assets	**877.8**	886.5	(1)
Less other liabilities[2,3]	(206.1)	(232.8)	(11)
Funding requirements	**671.7**	653.7	3
Wholesale funding[3,4]	100.3	93.1	8
Customer deposits	475.3	476.3	
Repurchase agreements – non-trading	18.6	1.1	
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0	
Total equity	47.5	53.2	(11)
Funding sources	**671.7**	653.7	3

1 Excludes £0.2 billion (31 December 2021: £0.1 billion) of loans and advances to banks within the Insurance business.
2 Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.
3 Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.
4 The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).

Reconciliation of Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods[2] £bn	Balance sheet £bn
At 31 December 2022				
Deposits from banks	5.1	2.7	(0.5)	7.3
Debt securities in issue[3]	82.3	–	(8.5)	73.8
Subordinated liabilities	12.9	–	(2.2)	10.7
Total wholesale funding	**100.3**	**2.7**		
Customer deposits	475.3	–	–	475.3
Total	**575.6**	**2.7**		
At 31 December 2021				
Deposits from banks	3.3	4.3	–	7.6
Debt securities in issue[3]	76.4	–	(4.8)	71.6
Subordinated liabilities	13.4	–	(0.3)	13.1
Total wholesale funding	93.1	4.3		
Customer deposits	476.3	–	–	476.3
Total	569.4	4.3		

1 Repurchase agreements, previously reported within deposits from banks and customer deposits, are excluded; comparatives have been restated.
2 Includes the unamortised HBOS acquisition adjustments on subordinated liabilities, the fair value movements on liabilities held at fair value through profit or loss, and hedge accounting adjustments that impact the accounting carrying value of the liabilities.
3 Debt securities in issue included in funding analysis includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Risk management
continued

Analysis of 2022 total wholesale funding by residual maturity

	Up to 1 month £bn	1–3 months £bn	3–6 months £bn	6–9 months £bn	9–12 months £bn	1–2 years £bn	2–5 years £bn	Over five years £bn	Total at 31 Dec 2022 £bn	Total at 31 Dec 2021 £bn
Deposits from banks	3.8	0.5	0.3	0.1	0.4	–	–	–	5.1	3.3
Debt securities in issue:										
Certificates of deposit	0.9	2.1	2.0	1.6	0.4	0.2	–	–	7.2	4.4
Commercial paper	2.7	5.6	3.1	0.8	0.5	–	–	–	12.7	8.7
Medium-term notes	1.3	0.5	2.3	1.6	1.2	7.7	18.7	12.0	45.3	42.5
Covered bonds	0.9	1.7	0.9	–	–	2.7	5.7	2.2	14.1	17.0
Securitisation[1]	0.2	0.3	–	–	–	0.2	1.3	1.0	3.0	3.8
	6.0	10.2	8.3	4.0	2.1	10.8	25.7	15.2	82.3	76.4
Subordinated liabilities	–	–	1.1	0.7	–	0.9	3.8	6.4	12.9	13.4
Total wholesale funding[2]	**9.8**	**10.7**	**9.7**	**4.8**	**2.5**	**11.7**	**29.5**	**21.6**	**100.3**	**93.1**

1   Securitisation includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.
2   The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities. Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).

Total wholesale funding by currency (audited)

	Sterling[1] £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022	**23.4**	**43.4**	**25.8**	**7.7**	**100.3**
At 31 December 2021	23.9	36.8	25.6	6.8	93.1

1   Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.

Analysis of 2022 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	0.2	–	–	–	0.2
Covered bonds	1.0	–	–	–	1.0
Senior unsecured notes	0.5	3.7	1.0	1.3	6.5
Subordinated liabilities	–	0.8	–	–	0.8
Additional tier 1	0.8	–	–	–	0.8
Total issuance	**2.5**	**4.5**	**1.0**	**1.3**	**9.3**

1   Includes significant risk transfer securitisations.

Liquidity portfolio

At 31 December 2022, the Group had £144.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £140.2 billion), of which £140.4 billion is LCR level 1 eligible (31 December 2021: £138.6 billion) and £4.3 billion is LCR level 2 eligible (31 December 2021: £1.6 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

LCR eligible assets

	Average		
	2022[1] £bn	2021[1] £bn	Change %
Cash and central bank reserves	**84.7**	71.0	19
High quality government/MDB/agency bonds[2]	**53.6**	65.2	(18)
High quality covered bonds	**2.1**	2.4	(13)
Level 1	**140.4**	138.6	1
Level 2[3]	**4.3**	1.6	
Total LCR eligible assets	**144.7**	140.2	3

1 Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2 Designated multilateral development bank (MDB).
3 Includes Level 2A and Level 2B.

LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022					
Level 1	**103.0**	**16.3**	**21.0**	**0.1**	**140.4**
Level 2	**1.2**	**1.5**	**0.5**	**1.1**	**4.3**
Total[1]	**104.2**	**17.8**	**21.5**	**1.2**	**144.7**
At 31 December 2021					
Level 1	107.9	14.4	16.3	–	138.6
Level 2	0.7	0.4	0.1	0.4	1.6
Total[1]	108.6	14.8	16.4	0.4	140.2

1 Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2022 (calculated as an average of month end observations over the previous 12 months) showed that the Group had liquidity resources representing 147 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, off-balance sheet requirements, intraday requirements and rating-dependent contracts under the Group's most severe liquidity stress scenario.

This scenario includes a two notch downgrade of the Group's current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

Encumbered assets

This disclosure provides further detail on the availability of assets that could be used to support potential future funding requirements of the Group.

The disclosure is not designed to identify assets that would be available in the event of a resolution or bankruptcy.

The Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 31 December 2022, the Group had £35.5 billion (31 December 2021: £36.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £710.3 billion (31 December 2021: £694.3 billion) of unencumbered on-balance sheet assets, and £132.0 billion (31 December 2021: £155.4 billion) of pre-positioned and encumbered assets held with central banks, the decrease in the latter is driven by amortisation in the existing collateral pool. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.

On balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks			Pre-positioned and encumbered assets held with central banks £m	Unencumbered assets not pre-positioned with central banks				Total £m
	Securitisations and covered bonds £m	Other £m	Total £m		Readily realisable[1] £m	Other realisable assets[2] £m	Cannot be used[3] £m	Total £m	
At 31 December 2022									
Cash and balances at central banks	–	–	–	–	85,305	–	6,083	91,388	91,388
Financial assets at fair value through profit or loss[4]	38	2,516	2,554		918	–	177,137	178,055	180,609
Derivative financial instruments	–	–	–	–	–	–	24,753	24,753	24,753
Loans and advances to banks	–	–	–	–	1,800	6,819	2,013	10,632	10,632
Loans and advances to customers	16,472	2,790	19,262	132,012	13,419	217,963	72,243	303,625	454,899
Reverse repurchase agreements	–	–	–	–	–	–	44,865	44,865	44,865
Debt securities	–	1,025	1,025	–	5,692	–	3,209	8,901	9,926
Financial assets at amortised cost	16,472	3,815	20,287	132,012	20,911	224,782	122,330	368,023	520,322
Financial assets at fair value through other comprehensive income	–	12,657	12,657	–	10,045	–	452	10,497	23,154
Other[5]	–	–	–	–	–	421	37,182	37,603	37,603
Total assets	**16,510**	**18,988**	**35,498**	**132,012**	**117,179**	**225,203**	**367,937**	**710,319**	**877,829**
At 31 December 2021									
Cash and balances at central banks	–	–	–	–	70,275	–	6,145	76,420	76,420
Financial assets at fair value through profit or loss[4]	42	4,344	4,386	–	1,975	–	200,410	202,385	206,771
Derivative financial instruments	–	–	–	–	–	–	22,051	22,051	22,051
Loans and advances to banks	–	–	–	–	1,419	4,784	798	7,001	7,001
Loans and advances to customers	20,952	2,319	23,271	155,405	10,177	176,344	83,370	269,891	448,567
Reverse repurchase agreements	–	–	–	–	–	–	54,753	54,753	54,753
Debt securities	–	1,114	1,114	–	3,999	–	1,722	5,721	6,835
Financial assets at amortised cost	20,952	3,433	24,385	155,405	15,595	181,128	140,643	337,366	517,156
Financial assets at fair value through other comprehensive income	–	8,085	8,085	–	19,812	–	240	20,052	28,137
Other[5]	–	–	–	–	–	500	35,490	35,990	35,990
Total assets	20,994	15,862	36,856	155,405	107,657	181,628	404,979	694,264	886,525

1 Assets regarded by the Group to be readily realisable in the normal course of business, to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, and are not subject to any restrictions on their use for these purposes.

2 Assets where there are no restrictions on their use to secure funding, meet collateral needs, or be sold to reduce potential future funding requirements, but are not readily realisable in the normal course of business in their current form.

3 The following assets are classified as unencumbered – cannot be used: assets held within the Group's Insurance businesses which are generally held to either back liabilities to policyholders or to support the solvency of the Insurance subsidiaries; assets held within consolidated limited liability partnerships which provide security for the Group's obligations to its pension schemes; assets segregated in order to meet the Financial Resilience requirements of the PRA's Supervisory Statement 9/6 'Operational Continuity in Resolution'; assets pledged to facilitate the use of intra-day payment and settlement systems; and reverse repos and derivatives balance sheet ledger items.

4 Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been restated.

5 Other comprises: items in the course of collection from banks; investment properties; goodwill; value of in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets; investments in joint ventures and associates and other assets; comparatives have been restated.

The above table sets out the carrying value of the Group's encumbered and unencumbered assets, separately identifying those that are available to support the Group's funding needs. The table does not include collateral received by the Group (i.e. from reverse repos) that is not recognised on its balance sheet, the vast majority of which the Group is permitted to repledge.

Insurance underwriting risk

Definition
Insurance underwriting risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour and in expense costs, leading to reductions in earnings and/or value.

Exposures
The major source of insurance underwriting risk within the Group arises from the Insurance business.

Longevity and persistency are key risks within the life and pensions business. Longevity risk arises from the annuity portfolios where policyholders' future cash flows are guaranteed at retirement and increases in life expectancy beyond current assumptions will increase the cost of annuities. Longevity risk exposures are expected to increase with the insurance business growth in the annuity market. Customer behaviour may result in increased cancellations or cessation of contributions, giving rise to the persistency exposure.

The Group's defined benefit pension schemes also expose the Group to longevity risk. For further information please refer to the defined benefit pension schemes component of the market risk section and note 35 to the financial statements.

Property insurance risk is a key risk within the General Insurance business, arising from home insurance. Exposures can arise, for example, from extreme weather conditions such as flooding, when property damage claims are higher than expected.

Expenses are incurred in writing insurance business, with the risk of costs being higher than expected managed through regular cost initiatives and operating model reviews.

Measurement
Insurance underwriting risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated across a range of stresses with risk measures based on 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate, including those set out in note 32 to the financial statements.

Mitigation
Insurance underwriting risk is mitigated in a number of ways:

- Risks are identified, measured, managed, monitored and reported using the Risk and Control Self-Assessment process
- Embedded insurance processes for underwriting, claims and expense management, pricing and product design
- Annual review and setting of demographic and expense best estimate assumptions
- Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite
- Longevity risk transfer and hedging solutions are considered on a regular basis and since 2017 the Group has reinsured £4.2 billion of annuitant longevity. An established team of longevity and pricing experts supports the annuity proposition
- General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements spread over numerous reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements

Monitoring
Insurance underwriting risks are monitored by Insurance senior executive committees and ultimately the Insurance Board. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and Board.

Insurance underwriting risk exposures are monitored against risk appetite with persistency, expenses and GI claims also analysed monthly. The Insurance business monitors experiences against expectations, for example business volumes and mix, claims, expenses and persistency experience. The effectiveness of controls put in place to manage insurance underwriting risk is evaluated and significant divergences from experience or movements in risk exposures are investigated and remedial action taken.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Market risk

Definition
Market risk is defined as the risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, credit spreads and equity prices.

Balance sheet linkages
The information provided in the table below aims to facilitate the understanding of linkages between banking, trading and insurance balance sheet items and the positions disclosed in the Group's market risk disclosures.

Market risk linkage to the balance sheet

2022	Total £m	Banking Trading book[1] £m	Banking Non-trading £m	Insurance £m	Primary market risk factor
Assets					
Cash and balances at central banks	91,388	–	91,388	–	Interest rate
Financial assets at fair value through profit or loss	180,609	14,216	4,775	161,618	Interest rate, foreign exchange, credit spread, equity
Derivative financial instruments	24,753	21,817	2,143	793	Interest rate, foreign exchange, credit spread
Financial assets at amortised cost					
Loans and advances to banks	10,632	–	10,528	104	Interest rate
Loans and advances to customers	454,899	–	454,899	–	Interest rate
Reverse repurchase agreements	44,865	–	44,865	–	Interest rate
Debt securities	9,926	–	9,926	–	Interest rate, credit spread
Financial assets at amortised cost	520,322	–	520,218	104	
Financial assets at fair value through other comprehensive income	23,154	–	23,154	–	Interest rate, foreign exchange, credit spread
Value of in-force business	5,419	–	–	5,419	Interest rate, equity
Other assets	32,184	–	25,118	7,066	Interest rate
Total assets	**877,829**	**36,033**	**666,796**	**175,000**	
Liabilities					
Deposit from banks	7,266	–	7,266	–	Interest rate
Customer deposits	475,331	–	475,331	–	Interest rate
Repurchase agreements at amortised cost	48,596	–	48,596	–	Interest rate
Financial liabilities at fair value through profit or loss	17,755	12,577	5,158	20	Interest rate, foreign exchange
Derivative financial instruments	24,042	17,533	4,682	1,827	Interest rate, foreign exchange, credit spread
Debt securities in issue	73,819	–	73,819	–	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	149,868	–	–	149,868	Credit spread
Subordinated liabilities	10,730	–	9,300	1,430	Interest rate, foreign exchange
Other liabilities	22,901	–	9,254	13,647	Interest rate
Total liabilities	**830,308**	**30,110**	**633,406**	**166,792**	

1 Assets and liabilities are classified as Trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104.

The defined benefit pension schemes' assets and liabilities are included under other assets and other liabilities in this table and note 35 on **page 280** provides further information.

The Group's trading book assets and liabilities are originated within the Commercial Banking division. Within the Group's balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104. Further information on these activities can be found under the Trading portfolios section on **page 190**.

Derivative assets and liabilities are held by the Group for three main purposes: to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group's own risks. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance's

long-term life assurance contracts as an asset in the balance sheet (see note 24, **page 270**).

The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are asset swapped and held at fair value through other comprehensive income. Further information on these balances can be found under funding and liquidity risk on **page 179**.

The majority of debt issuance originates from the Group's capital and funding activities and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.

The non-trading book primarily consists of customer on-balance sheet activities and the Group's capital and funding activities, which expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (**page 187**).

Measurement

Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions, insurance and trading portfolios reported against independently, and across the Group as a whole.

The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by division. These metrics are reviewed regularly by senior management to inform effective decision-making.

Mitigation

GALCO is responsible for approving and monitoring Group market risks, management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

Monitoring

GALCO and GMRC regularly review high level market risk exposure as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.

How market risks arise and are managed across the Group's activities is considered in more detail below.

Banking activities
Exposures

The Group's banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

Interest rate risk

Yield curve risk in the Group's divisional portfolios, and in the Group's capital and funding activities, arises from the different repricing characteristics of the Group's non-trading assets, liabilities and off-balance sheet positions.

Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to a market rate, e.g. SONIA, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers' response to changes in economic conditions.

Foreign exchange risk

Economic foreign exchange exposure arises from the Group's investment in its overseas operations (net investment exposures are disclosed in note 52 on **page 315**). In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group's debt and capital management programmes and is exposed to

volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.

Equity risk

Equity risk arises primarily from three different sources:

- The Group's private equity exposure from investments held by Lloyds Development Capital and its stake in BGF, both within the Equities sub-group
- A small number of legacy strategic equity holdings, for example Visa Inc Preference Shares, and recent minority fintech stakes, all held in the Equities sub-group
- A small exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package

Credit spread risk

Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising of government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group's structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.

Measurement

Interest rate risk exposure is monitored monthly using, primarily:

Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are therefore discounted at the risk-free rate.

Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. Sterling interest rates are modelled with a floor below zero per cent, with negative rate floors also modelled for non-Sterling currencies where appropriate (product-specific floors apply). These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve.

Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates.

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. These actions could reduce the net interest income sensitivity, help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

Structural hedge: the structural hedging programme managing interest rate risk in the banking book relies on assumptions made around customer behaviour. A number of metrics are in place to monitor the risks within the portfolio.

The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge. A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain

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Risk management
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appropriate and the model itself is subject to annual re-validation, as required under the Group model governance policy. The key behavioural assumptions are:

- Embedded optionality within products
- The duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
- The re-pricing behaviour of managed rate liabilities, such as variable rate savings

The table below shows, split by material currency, the Group's market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Group Banking activities: market value sensitivity (audited)

| | 2022 | | | | 2021 | | | |
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	2.6	(3.3)	6.5	(18.0)	42.3	(43.9)	161.9	(192.7)
US Dollar	0.6	(0.6)	2.7	(2.1)	(2.3)	2.5	(8.8)	9.5
Euro	(1.6)	(0.4)	(6.0)	(1.6)	(4.7)	(3.3)	(17.8)	(11.8)
Other	0.1	(0.1)	0.3	(0.3)	(0.1)	0.1	(0.3)	–
Total	**1.7**	**(4.4)**	**3.5**	**(22.0)**	35.2	(44.6)	135.0	(195.0)

This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The market value sensitivity to an up 100 basis points shock has decreased due to rates being higher than at year end 2021, which directly impacts expected mortgage prepayments, aligning more closely to our hedging strategy.

The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

| | 2022 | | 2021 | |
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	65.4	(75.8)	98.2	(126.9)
US Dollar	(11.5)	11.5	(8.0)	7.4
Euro	(8.9)	4.1	(14.1)	(6.2)
Other	0.1	(0.1)	0.3	(0.3)
Total	**45.1**	**(60.3)**	76.4	(126.0)

The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25 and up 50 basis points change to all interest rates.

Group Banking activities: three year net interest income sensitivity (audited)

| | Down 25bps | | | Up 25bps | | | Up 50bps | | |
Client-facing activity and associated hedges	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
2022	**(181.1)**	**(261.0)**	**(377.7)**	**148.6**	**259.4**	**377.6**	**297.9**	**519.8**	**756.4**
2021	(419.8)	(519.6)	(647.3)	187.9	273.0	401.1	368.5	536.2	792.8

Year 1 net interest income sensitivity, to down 25 basis points, has decreased year-on-year due to reduced modelled margin compression following a significant increase in interest rates in 2022. The decrease in risk sensitivity year-on-year in the upwards rate shock, is driven by structural hedge activity.

The three year net interest income sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities in years two and three.

The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.

The following assumptions have been applied:

- Instantaneous parallel shift in interest rate curve, including bank base rate
- Balance sheet remains constant
- Illustrative 50 per cent deposit pass-through

Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

Mitigation
The Group's policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The Group market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), e.g. via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group's economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group's structural hedge. Consistent with the Group's strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

While the Group faces margin compression in low rate environments, its exposure to pipeline and prepayment risk are not considered material and are hedged in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

Net investment foreign exchange exposures are managed centrally by GCT, by hedging non-Sterling asset values with currency borrowing. Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end. The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-Sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-Sterling-denominated risk-weighted assets mitigates volatility in the Group's CET1 ratio.

Monitoring
The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

Defined benefit pension schemes
Exposures
The Group's defined benefit pension schemes are exposed to significant risks from their assets and liabilities. The liability discount rate exposes the Group to interest rate risk and credit spread risk, which are partially offset by fixed interest assets (such as gilts and corporate bonds) and swaps. Equity and alternative asset risk arises from direct asset holdings. Scheme membership exposes the Group to longevity risk. Increases to pensions in deferment and in payment expose the Group to inflation risk.

For further information on defined benefit pension scheme assets and liabilities please refer to note 35 on **page 280**.

Measurement
Management of the schemes' assets is the responsibility of the Trustees of the schemes who are responsible for setting the investment strategy and for agreeing funding requirements with the Group. The Group will be liable for meeting any funding deficit that may arise. As part of the triennial valuation process, the Group will agree with the Trustees a funding strategy to eliminate the deficit over an appropriate period.

Longevity risk is measured using both 1-in-20 year stresses (risk appetite) and 1-in-200 year stresses (regulatory capital).

Mitigation
The Group takes an active involvement in agreeing mitigation strategies with the schemes' Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocation and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.

Monitoring
In addition to the wider risk management framework, governance of the schemes includes a specialist pension committee.

The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the assets and liabilities holistically. Key metrics are monitored monthly including the Group's capital resources of the scheme, the performance against risk appetite triggers, and the performance of the hedged asset and liability matching positions.

Insurance business
Exposures
The main elements of market risk to which the Group is exposed through the Insurance business are equity, credit default spread, interest rate and inflation.

- Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 24 on **page 270**). Equity risk also arises in the with-profits funds but is less material
- Credit default spread risk mainly arises from annuities where policyholders' future cash flows are guaranteed at retirement. Exposure arises if the market value of the assets moves differently to the liabilities they back. This exposure arises from credit downgrades and defaults
- Interest rate risk arises through credit and interest assets which are mainly held to cover the annuity and general insurance liabilities
- Inflation exposure arises from inflation-linked policyholder benefits and future expenses

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Risk management
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Measurement

Current and potential future market risk exposures within Insurance are assessed using a range of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling.

Risk measures include 1-in-200 year stresses for the Insurance business' regulatory capital assessments and other supporting measures where appropriate, including those set out in note 32 on **page 279**.

Mitigation

Equity and credit spread risks are closely monitored. Asset liability matching, hedging and unit matching are all used to reduce the sensitivity of equity movements.

Interest rate risk in the annuity book is monitored and mitigated by investing in assets whose cash flows closely match those on the projected future liabilities. It is not possible to eliminate the risk completely as the timing of insured events is uncertain and bonds are not available for all required maturities.

Other market risks (e.g. interest rate exposure outside the annuity book and inflation) are also closely monitored and where considered appropriate, hedges are put in place to reduce exposure.

The costs and benefits of market risk mitigation are considered in strategy and business planning decisions, with consideration given to the impacts to various metrics.

Monitoring

Market risks in the Insurance business are monitored by Insurance senior executive committees and ultimately the Insurance Board. Monitoring includes the progression of market risk capital against risk appetite limits, as well as the sensitivity of profit before tax to combined market risk stress scenarios and in-year market movements. Asset and liability matching positions and hedges in place are actively monitored and if necessary rebalanced to be within agreed tolerances. In addition, market risk is controlled via approved investment policies and mandates.

Trading portfolios

Exposures

The Group's trading activity is small relative to its peers. The Group's trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £1.5 million for 31 December 2022 compared to £1.0 million for 31 December 2021.

Trading market risk measures are applied to all of the Group's regulatory trading books and they include daily VaR (see trading portfolios: VaR table), sensitivity-based measures, and stress testing calculations.

Measurement

The Group internally uses VaR as the primary risk measure for all trading book positions.

The trading portfolios: VaR table shows some relevant statistics for the Group's 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2022 and year end 2021.

The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types, but does not reflect any diversification between Lloyds Bank Corporate Markets plc and any other entities. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.

Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2022				At 31 December 2021			
	Close £m	Average £m	Maximum £m	Minimum £m	Close £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	1.3	1.4	4.0	0.5	0.8	0.9	1.7	0.6
Foreign exchange risk	0.2	0.1	0.4	–	–	0.1	0.4	–
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.1	0.1	0.3	–	0.1	0.1	0.2	–
Inflation risk	0.6	0.4	1.1	0.2	0.2	0.3	0.8	0.2
All risk factors before diversification	2.2	2.0	5.1	0.9	1.1	1.4	2.5	1.0
Portfolio diversification	(0.5)	(0.5)			(0.2)	(0.4)		
Total VaR	1.7	1.5	4.0	0.6	0.9	1.0	2.1	0.6

The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group's trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss. The 1-day 99 per cent VaR charts for Lloyds Bank Group and Lloyds Bank Corporate Markets plc can be found in the Group's Pillar 3 disclosures.

Mitigation

The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

Monitoring

Trading risk appetite is monitored daily with 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

Model risk

Definition
Model risk is defined as the risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

Models are defined as quantitative methods that process input data into quantitative outputs, or qualitative outputs (including ordinal letter output) which have a quantitative measure associated with them. Model governance policy is restricted to specific categories of application of models, principally financial risk, treasury and valuation, with certain exclusions, such as prescribed calculations and project appraisal calculations.

Exposures
The Group makes extensive use of models. They perform a variety of functions including:

- Capital calculation
- Credit decisioning, including fraud
- Pricing models
- Impairment calculation
- Stress testing and forecasting
- Market risk measurement

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group's principal risk categories.

Model risk increased in 2022. The pandemic related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group's models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.

In addition, in common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on **pages 148 to 155**.

Measurement
The Board risk appetite metric is the key component for measuring the Group's most material models; performance is reported monthly to the Group and Board Risk Committees.

Mitigation
The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group. Accountability is cascaded from the Board and senior management via the Group enterprise risk management framework.

This provides the basis for the Group's model governance policy, which defines the mandatory requirements for models across the Group, including:

- The scope of models covered by the policy
- Model materiality

- Roles and responsibilities, including ownership, independent oversight and approval
- Key principles and controls regarding data integrity, development, validation, implementation, ongoing maintenance and revalidation, monitoring, and the process for non-compliance

The model owner takes responsibility for ensuring the fitness for purpose of the models and rating systems, supported and challenged by the independent specialist Group function.

The above ensures all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

Monitoring
The Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model to ensure they remain fit for purpose and all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees monthly, with more detailed papers as necessary to focus on key issues.

Operational risk

Definition
Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Exposures
The principal operational risks to the Group which could result in customer detriment, unfair customer outcomes, financial loss, disruption and/or reputational damage are:

- A cyber-attack
- Failure of IT systems, due to volume of change, and/or aged infrastructure
- Internal and/or external economic crime
- Failure to ensure compliance with increasingly complex and detailed regulation including anti-money laundering, anti-bribery, counter-terrorist financing, and financial sanctions and prohibitions laws and regulations

A number of these risks could increase where there is a reliance on third-party suppliers to provide services to the Group or its customers.

Measurement
Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process.

The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group's One Risk and Control Self-Assessment, in 2022 the highest frequency of events occurred in external fraud 83.04 per cent. Execution, delivery and process management accounted for 55.72 per cent of losses by value.

Operational risk events by risk category (losses greater than or equal to £10,000)[1]

	% of total volume		% of total losses	
	2022	2021	**2022**	2021
Business disruption and system failures	**0.43**	0.74	**0.78**	1.33
Clients, products and business practices	**5.01**	7.39	**15.90**	40.41
Damage to physical assets	**–**	0.07	**–**	0.01
Employee practices and workplace safety	**0.11**	0.03	**0.07**	0.01
Execution, delivery and process management	**11.27**	13.76	**55.72**	45.47
External fraud	**83.04**	77.62	**27.53**	12.44
Internal fraud	**0.14**	0.39	**–**	0.33
Total	**100.00**	100.00	**100.00**	100.00

1   Excludes losses related to PPI and provisions, the latter are outlined in note 37. 2021 breakdowns have been restated both to reflect the exclusion of provisions and due to the nature of the risk events which can evolve over time.

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Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and extreme but plausible scenarios that may occur in the next 12 months.

Mitigation

The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite / tolerance. Where there is a reliance on third-party suppliers to provide services, the Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational risks are:

- The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group's technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group's commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group's fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
- The Group adopts a risk-based approach to mitigate cyber risks it faces. The effective operation of the Group's estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations
- The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include 'know-your-customer' requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group's Financial Intelligence Unit and external agencies and other financial institutions.

The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including 'facilitation payments' by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions

- In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
  - Improving customer outcomes related to Authorised Push Payment (APP) fraud, incorporating recommendations from the Lending Standards Board into our APP fraud strategy. The Group remains a signatory to the industry code for APP fraud, which has improved customer protection and the reimbursement of funds to victims
  - Representing large retail banks at the National Economic Crime Centre (NECC) led Public Private Operating Board (PPOB); co-chairing the Public Private Threat Group leading the UK's response to Money Laundering; chairing the Joint Money Laundering Intelligence Taskforce (JMLIT) senior management team and providing expert resource to the NECC's operational threat cells
  - Collaborating with a peer bank to pioneer the concept of data fusion (large scale information sharing and analysis) with the National Crime Agency (NCA)
  - In 2021 we undertook a bilateral data sharing exercise with a different peer bank to understand the fraud prevention benefit for receiving and sending banks. This identified opportunities to improve real/near time identification of money mules, improving the efficiency and effectiveness of alerts. The analysis has helped to influence a wider data sharing exercise led by UK Finance across seven firms
  - Being an active member of UK Finance where we chair or have representation on every economic crime committee. This includes chairing the UK Finance Fraud Panel, which is the industry's primary model for considering fraud issues of mutual interest. We also chair the Anti-Bribery & Corruption Panel; focused on key ABC issues that members are dealing with. This Panel also interacts with key guidance bodies such as the Organisation for Economic Cooperation and Development (OECD) and Wolfsberg Group
  - Helping fund the Dedicated Card and Payment Crime Unit (DCPCU) to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
  - Being a member of Cifas, the largest cross sector fraud sharing organisation, where we share and receive internal and first party fraud data to detect, deter and prevent criminals exploiting our banking facilities
  - Engagement with Europol and International Law Enforcement to share fraud and financial crime intelligence
  - Maintaining relationships with key partners such as City of London Police, United for Wildlife and the North East Business Resilience Centre, for which the Money Laundering Reporting Officer (MLRO) chairs the advisory board
  - The Group is a member of Stop Scams UK (SSUK), which brings together partnerships from various industry sectors to stop scams at source. The Group is involved in a new SSUK pilot, Project 159, which aims to provide consumers with a secure connection to their bank

Operational resilience risk, on **page 193**, provides further information on the mitigating actions for cyber and IT resilience.

Monitoring

Monitoring and reporting of operational risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.

The Group maintains a formal approach to operational risk event escalation, whereby material events are identified, captured and escalated. Root causes of events are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

The insurance programme is monitored and reviewed regularly, with recommendations being made to the Group's senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

Operational resilience risk

Definition

Operational resilience risk is defined as the risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Exposures

Ineffective operational resilience risk management could lead to important services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify, monitor and test important business services and critical business processes from a customer, Group and systemic perspective. The failure to adequately build resilience into an important business service or critical business process may occur in a variety of ways, including:

- The Group being overly reliant on one location to deliver a critical business process
- The Group not having an adequate succession plan in place for designated subject matter experts
- The Group being overly reliant on a supplier which fails to provide a service
- A shortcoming in the Group's ability to respond and/or recover in a timely manner following a cyber incident
- The Group failing to upgrade its IT systems and leaving them vulnerable to failure

Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group's purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.

Failure to manage operational resilience effectively could impact the following other risk categories:

- Regulatory compliance: non-compliance with new/existing operational resilience regulations, for example, through failure to identify emerging regulation or not embedding regulatory requirements within the Group's policies, processes and procedures or identify further future emerging regulation
- Operational risk: being unable to safely provide customers with business services
- Conduct risk: an operational resilience failure may render the Group liable to fines from the FCA for poor conduct
- Market risk: the Group being unable to provide key services could have ramifications for the wider market and could impact share price

Measurement

Operational resilience risk is managed across the Group through the Group's enterprise risk management framework and operational risk policy and associated standards. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of metrics and thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to important processes.

Mitigation

The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and existing frameworks have been adapted to consider important business services and impact tolerances. At the core of its approach to operational resilience are the Group's important business services and critical business processes which drive activity, including further mapping of the processes to identify any additional resilience requirements such as customer impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.

The Group's strategy considers the evolving risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group's sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.

Mitigating actions to the principal operational resilience risk are:

Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group's approach to identity and access management, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.

IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group's critical business processes and important business services, primarily through the Technology Resilience and Security Change programme. The Board optimises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.

People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, for example, the right number of colleagues are capable of supporting critical technology components. Key controls and processes are regularly reported to committee(s) and alignment with the Group's strategy is closely monitored.

Property: the Group's property portfolio remains a key focus in ensuring targeted resilience requirements are appropriately maintained, including energy resilience. Processes are in place to identify key buildings where an important business service or critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group property upkeep investment programme.

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continued

Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those important business services and critical business processes which could cause significant harm to the Group's customers. The Group segments its suppliers by criticality and has processes in place to support ongoing supplier management.

Monitoring
Monitoring and reporting of operational resilience risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.

The Group maintains a formal approach to operational resilience risk event escalation, whereby material events are identified, captured and escalated. Root causes are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe, reduce costs, and improve efficiency.

People risk
Definition
People risk is defined as the risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Exposures
The Group's management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:

- Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
- Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
- Ineffective management of succession planning or failure to identify appropriate talent pipeline
- Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
- Failure to meet all colleague-related legal and regulatory requirements
- Inadequately designed people processes that are not resilient to withstand unexpected events
- The increasing digitisation of the business is changing the capability mix required and may impact the Group's ability to attract and retain talent
- Colleague engagement may be challenged by a number of factors ranging from the adjustment to hybrid working, dissatisfaction with reward, cost of living pressures, refreshed values and purpose of the business including changes to culture and ethical considerations

Measurement
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group's risk governance framework and reporting structures.

Mitigation
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:

- Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with management of rigorous succession planning
- Continued focus on the Group's culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
- Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers' needs and deliver the Group's strategic plan
- Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
- Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
- Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
- Ongoing consultation with the Group's recognised unions on changes which impact their members
- Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient

Monitoring
Monitoring and reporting is undertaken at Board, Group, entity and divisional committees. Key people risk metrics are reported and discussed monthly at the Group People Risk Committee with escalation to Group Risk and Executive Committees and the Board where required.

All material people risk events are escalated in accordance with the Group's operational risk policy.

Regulatory and legal risk

Definition
Regulatory and legal risk is defined as the risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Exposures
The Group has a zero risk appetite for material legal or regulatory breaches. The Group remains exposed to the evolving UK legal and regulatory landscape, such as changes to the regulatory framework and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.

Measurement
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.

Mitigation
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:

- The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
- Group policies and procedures set out the principles that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
- Divisions identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
- Divisions regularly produce management information to assist in the identification of issues and test management controls are working effectively
- Risk and Legal functions provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
- Risk division conducts thematic reviews to provide oversight of regulatory compliance
- Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
- The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
- The Group has adapted quickly to evolving regulatory expectations due to cost of living pressures and continues to engage with regulatory authorities

Monitoring
Material risks are managed through the relevant business committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

Strategic risk

Definition
Strategic risk is defined as the risk which results from:

- Incorrect assumptions about internal or external operating environments
- Failure to understand the potential impact of strategic responses and business plans on existing risk types
- Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments

Exposures
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve, together with societal trends amid the recovery post COVID-19 and cost of living pressures.

Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.

In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group's overall risk profile.

The Group has invested in implementing a robust framework for the identification, assessment and quantification of strategic risks and their incorporation into business planning and strategic investment decisions. With Board support, in 2022 the Group continued to invest in evolving the strategic risk management framework and embedding it into the Group's day-to-day business operations.

Further information on strategic risk drivers and their potential risk implications is outlined in the risk overview on **pages 38 and 44.**

Measurement
The Group assesses and monitors strategic risk implications as part of business planning and in its day-to-day activities, ensuring they respond appropriately to internal and external factors including changes to regulatory, macroeconomic and competitive environments. An assessment is made of the key strategic risks that are considered to impact the Group, leveraging internal and external information and the key mitigants or actions that could be taken in response.

2021 saw development of the Group's quantitative risk assessment approach, assessing the:

- Connectivity of inherent risks, which can magnify their impact and severity
- Time horizons in respect of the crystallisation of impacts, should risks manifest

Mitigation
The range of mitigating actions includes the following:

- Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
- The Group's business planning processes include formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
- The Group's governance framework mandates individuals' and committees' responsibilities and decision-making rights, to ensure that strategic risks are appropriately reported and escalated

Monitoring
A review of the Group's strategic risks is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.

Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.

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Financial statements

In this section

The Group has adopted the UK Finance Code for Financial Reporting Disclosure and these 2022 financial statements have been prepared in compliance with its principles.

Independent auditors' report

to the Members of Lloyds Banking Group plc

Report on the audit of the financial statements

1. Opinion

In our opinion:
- the financial statements of Lloyds Banking Group plc (the 'Parent company') and its subsidiaries (the 'Group' or 'LBG') give a true and fair view of the state of the Group's and of the Parent company's affairs as at 31 December 2022 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);
- the Parent company financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise the:

Group	Parent company
• Consolidated balance sheet as at 31 December 2022; • Consolidated income statement for the year then ended; • Consolidated statement of comprehensive income for the year then ended; • Consolidated statement of changes in equity for the year then ended; • Consolidated cash flow statement for the year then ended; and • Notes 1 to 55 to the financial statements, which include the accounting principles and policies.	• Balance sheet as at 31 December 2022; • Statement of changes in equity for the year then ended; • Cash flow statement for the year then ended; and • Notes 1 to 14 to the financial statements, which include the accounting principles and policies.

The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom adopted international accounting standards, and as regards the Parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

2. Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditors' responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the Parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and Parent company for the year are disclosed in note 12 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the Group or the Parent company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were: • Expected credit losses (Group) • Insurance actuarial assumptions (Group) • Valuation of certain complex and illiquid financial instruments held at fair value (Group) • Regulatory and litigation matters (Group) • Defined benefit obligations (Group) • IT systems that impact financial reporting (Group and Parent company) Our assessment of the level of risk for each of these areas have remained consistent with the prior year.
Materiality	Overall materiality used for the Group consolidated financial statements was £318 million, which was determined on the basis of profit before tax and net assets. Overall materiality used for the Parent company financial statements was £318 million, which was determined on the basis of net assets and capped at Group materiality.
Scoping	Our audit scope covers 88% of the Group's revenue, 91% of the Group's profit before tax, 97% of the Group's total assets and 94% of the Group's total liabilities.

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to the Members of Lloyds Banking Group plc

Our audit approach
Our audit approach is risk focused and structured to reflect the Group's organisation. It can be summarised into the following key activities that we used to obtain sufficient audit evidence required to form our opinion on the Group and Parent company financial statements:

- **Audit planning and risk assessment**
We considered the macroeconomic factors affecting the Group during the year and assessed the impact of the war in Ukraine, the current economic environment and changes to UK fiscal policy on the Group's key judgements and sources of estimation uncertainty. The partners for the Group's two components and those partners leading areas requiring significant audit judgement including; expected credit losses, insurance actuarial assumptions, provisions for regulatory and litigation matters, defined benefit obligations and the valuation of certain complex and illiquid financial instruments were required to consider these factors in their assessment of risk and to design testing procedures to adequately address the assessed risk. These partners also met regularly with management to understand business strategy, the Group's accounting judgements and estimations as well as other matters which arose during the year, which could have impacted the Group's financial reporting. Our risk assessments were further informed by detailed analytics as well as other quantitative and qualitative audit procedures, including consideration of matters such as the impact of cost of living pressures in the UK and climate change on the account balances, disclosures and company practices;

- **Audit work executed at component level**
We have identified components based on the Group's operating segments, and two components were subject to audit procedures; UK Banking and UK Insurance. On the basis of materiality, we have removed the US component from our scope. The Group audit team was in active dialogue throughout the audit with the component audit teams responsible for the audit work. This included determining whether the work was planned and performed in accordance with the overall Group audit strategy and the requirements of our Group audit instructions to the components. We were able to satisfy ourselves that our oversight and supervision was appropriate through in-person meetings, video conferencing, and direct reviews of work completed. Furthermore, we have continued to attend the planning and clearance meetings that our components have held with the Group to engage with divisional management;

- **Audit procedures undertaken at both Group and Parent company level**
In addition to the above, we also performed audit work on the Group and Parent company financial statements including the consolidation of the Group's results, the preparation of the financial statements, certain disclosures within the directors' remuneration report, litigation provisions and exposures, as well as the Group's entity level and oversight controls relevant to financial reporting. The components not covered by our audit scope are subject to analytical procedures to confirm our conclusion that there were no significant risks of material misstatement in the aggregated financial information;

- **Internal controls testing approach**
Our internal controls testing approach was informed by our scoping and risk assessment activities. We have assessed the Group's end-to-end financial reporting processes supporting all in-scope financial statement balances and identified relevant controls to test for these balances. This included the testing of general IT controls, process level controls and entity level controls at the Group level; and

- **The impact of climate change on our audit**
In planning our audit, we have considered the impact of climate change on the Group's operations and any subsequent impact on its financial statements. The Group sets out its assessment of the potential impact on page 156 of the Risk Management section of the Annual Report.

In conjunction with our climate risk specialists, we have held discussions with the Group to understand their:
– process for identifying affected operations including the governance and controls over this process, and the subsequent effect on financial reporting for the Group; and
– long-term strategy to respond to climate change risks and how this is factored into the Group's forecasts, considering publicly announced climate change commitments and any costs associated with the Group's net zero targets.

Our audit work has involved:
– evaluating climate as a factor in risk assessments for potentially affected balances;
– challenging the completeness of the physical and transition risks identified and considered in the Group's climate risk assessment and the conclusion that there continues to be no material impact of climate change risk on financial reporting;
– reviewing the Group's qualitative loan portfolio analysis, and challenging the key assumptions used by the Group with reference to our own understanding of the portfolios and publicly available documentation; and
– assessing disclosures in the Annual Report, and challenging the consistency between the financial statements and the remainder of the Annual Report.

We have not been engaged to provide assurance over the accuracy of climate change disclosures set out at pages 136 to 137 in the Annual Report. As part of our audit procedures we are required to read and consider these disclosures to consider whether they are materially inconsistent with the financial statements or knowledge obtained in the audit and we did not identify any material inconsistencies as a result of these procedures.

4. Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the Group's and Parent company's ability to continue to adopt the going concern basis of accounting included:
- using our knowledge of the Group and Parent company, the financial services industry, the financial services regulatory environment and the general economic environment, including macroeconomic pressures affecting the Group's operations, to identify inherent risks in the business model and how such risks might affect the financial resources or ability to continue operations over the going concern period;
- making inquiries of Group management about the assumptions, including climate risk considerations, used in their going concern models, and assessing the reasonableness of those assumptions and historical forecasting accuracy;
- evaluating the Group's strategic plans in light of the changing macroeconomic environment, short and longer term financial budgets, funding, liquidity and capital adequacy plans including internal stress tests;
- considering the Group's operational resilience;
- reading analyst reports, industry data, Bank of England reports and other external information to determine if it provided corroborative or contradictory evidence in relation to the Group's assumptions;
- reviewing correspondence and meeting with prudential and conduct regulators to assess whether there are any matters that may impact the going concern assessment;
- testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecasts; and
- evaluating the Group's disclosures on going concern against the requirements of IAS 1.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and Parent company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In relation to the reporting on how the Group has applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Expected credit losses (Group)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2, 3, 13, 19 and 52 in the financial statements The Group has recognised £4.9 billion of expected credit losses ("ECL") as at 31 December 2022. The determination of ECL consists of a number of assumptions that require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, complex impairment modelling and a high degree of estimation uncertainty. Specifically, the impact of the war in Ukraine, residual economic impact of the COVID-19 pandemic, as well as the economic impact of the rising cost of living on the ECL have been particularly judgemental given the inherent uncertainty in the current economic environment. The key areas we identified as having the most significant level of management judgement were in respect of: • Multiple Economic Scenarios ("MES"); • Retail ECL; and • Commercial ECL.	

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Key audit matter description	How the scope of our audit responded to the key audit matter

Multiple economic scenarios
 	
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.
 	
The Group's economics team develops the future economic scenarios. Firstly, a base case forecast is produced based on a set of conditioning assumptions, which are designed to reflect the Group's best view of future events. A full distribution of economic scenarios around this base case is produced using a Monte Carlo simulation and scenarios within that distribution are ranked using estimated relationships with industry wide historical loss data.
 	
Three scenarios are derived from the distribution as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution which corresponds to an upside, a downside and a severe downside, respectively. The severe downside is then adjusted to incorporate non-modelled paths for inflation and interest rate assumptions. The upside, the base case and the downside scenarios are weighted at 30% and the severe downside at 10%.
 	
These four scenarios are then used as key assumptions in the determination of the ECL allowance.
 	
The development of these multiple economic scenarios is inherently uncertain, highly complex, and requires significant judgement.
 	
The principal consideration for our determination that the multiple economic scenarios is a critical audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.
 	
This key audit matter is discussed in the Audit Committee's report on page 96.
	We performed the following procedures:
	• Tested the controls over the generation of the multiple economic scenarios including those over the Group's governance processes to determine the base case, different scenarios and the weightings applied to each scenario;
	• Working with our internal economic specialists:
	  – challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, external analysts and market data;
	  – challenged the appropriateness of management's change in methodology in determining the severe downside scenario;
	  – challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, and including associated weightings and assumptions within;
	  – independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group's output to re-test scenario generation;
	• Tested the completeness and accuracy of the data used by the model;
	• Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
	• Evaluated the adequacy of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.

Key audit matter description	How the scope of our audit responded to the key audit matter

Retail ECL

The ECL for the Retail division is determined on a collective basis using impairment models to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.

The key judgements and estimates in determining the ECL for the Retail division include:
- Modelling approach, modelling simplifications and judgements, and selection of modelling data;
- Behavioural lives; and
- The appropriate allocation of assets into the correct IFRS 9 stage through the assessment of significant deterioration in credit risk since origination.

Model adjustments

Adjustments are made to models to address known model and data limitations, and emerging or non-modelled risks. The current economic environment continues to be uncertain and differs from recent experience which is characterised by elevated inflation and increasing cost, increased cost of living and increasing costs of financing, which affects the debt servicing capability for borrowers. As a result, the judgements around if and when the Group have recognised adjustments in the model to account for the impacts of the current economic environment and potential model weaknesses in coping with the current economic outlook are highly judgemental and inherently uncertain. These adjustments require specialist auditor judgement when evaluating the completeness of adjustments, and the methodology, models and inputs to the adjustments.

This key audit matter is discussed in the Audit Committee's report on page 96.

We tested controls across the process to determine the ECL provisions including:
- Model governance including model validation and monitoring;
- Model assumptions;
- The allocation of assets into stages; and
- Data accuracy and completeness.

Working with our internal modelling specialists, our audit procedures over the key areas of estimation covered the following:
- Model estimations, where we:
  - evaluated the appropriateness of the modelling approach and assumptions used;
  - independently replicated the models for all material portfolios and compared the outputs of our independent models to the Group's outputs;
  - assessed model performance by evaluating variations between observed data and model predictions;
  - developed an understanding and assessed model limitations and remedial actions; and
  - tested the completeness and accuracy of the data used in model execution and calibration.

- Allocation of assets into stages, where we:
  - evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages;
  - tested the appropriateness of the stage allocation for a sample of exposures; and
  - tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.

Model adjustments

In respect of the adjustment to models, we performed the following procedures in conjunction with our specialists:
- Tested the controls over the adjustments to the models;
- Evaluated the methodology, approach and assumptions in developing the adjustments, and evaluated the Group's selection of approach;
- Tested the completeness and accuracy of the data used;
- Performed a recalculation of the adjustments;
- Evaluated the completeness of adjustments based on our understanding of model and data limitations, including those related to cost of living pressures; and
- Evaluated whether duplication exists between different model adjustments and between model adjustments and core models.

We haved assessed the adequacy of whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

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Key audit matter description	How the scope of our audit responded to the key audit matter

Commercial ECL
 	
The ECL in the Commercial Banking division is calculated on a collective basis for performing loans, being those in stage 1 and 2, and on an individual basis for larger impaired loans in stage 3.
 	
The collective provision is determined using impairment models. The models use a number of significant judgements to calculate a probability weighted ECL estimate applying an appropriate probability of default, estimated exposure at default and taking account of collateral held or other loss mitigants, discounted using the effective interest rate. The key driver of the probability of default and, therefore, the staging of Commercial banking exposures is the credit risk rating. The determination of these credit risk ratings is performed on a counterparty basis for larger exposures by a credit officer and involves a high degree of judgement and consideration of multiple sources of information.
 	
Complex models and significant judgements are used to develop the probability of default, loss given default and exposure at default as well as applying the staging criteria under IFRS 9.
 	
For individual provision assessments of larger exposures in stage 3, the significant judgements in determining provisions are the:
• completeness and appropriateness of the potential workout scenarios identified;
• probability assigned to each identified potential workout scenarios; and
• valuation assumptions used in determining the expected recovery strategies.
 	
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain.
 	
This key audit matter is discussed in the Audit Committee's report on page 96.
	We tested the controls across the process to determine the ECL provisions including:
	• Model governance and arithmetical accuracy of provision calculations;
	• Data accuracy and completeness; and
	• Recognition and calculation of post-model adjustments.
	
	We performed the following audit procedures over:
	• Expected credit losses determined through impairment models:
	  – independently assessed the credit rating and tested whether the exposure was in the correct stage classification against IFRS 9 criteria;
	  – assessed and challenged the model methodologies, approach and assumptions, including those used in developing the IMAs and PMAs;
	  – tested the completeness and accuracy of data used; and
	  – performed a recalculation of the IFRS 9 collective provision.
	
	• Expected credit losses assessed individually:
	  – assessed the exposures to determine if they met the definition of credit impaired with a stage 3 classification;
	  – performed independent assessments to determine the appropriateness of recovery scenarios and associated cash flows, including considerations of climate risks on recoveries;
	  – evaluated valuations, including the use of internal specialists for business valuations; and
	  – independently assessed and challenged the completeness of workout scenarios identified and weightings applied.
	
	We have assessed the adequacy of whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

Key observations communicated to the Audit Committee

We are satisfied that the ECL provisions are reasonable and recognised in accordance with the requirements of IFRS 9. The calculations are based on appropriate methodologies using reasonable modelled assumptions, including IMAs and PMAs addressing model shortcomings. Where control deficiencies were identified, particularly in data linkage to models, compensating controls were identified and operated effectively. Overall, we are comfortable with the Group's conclusions in respect of ECL.

Insurance actuarial assumptions (Group)

Key audit matter description	How the scope of our audit responded to the key audit matter

Refer to notes 2, 3, 10, 24, 31 and 32 in the financial statements The valuation of the Group's liabilities arising from insurance contracts and participating investment contracts ("insurance contract liabilities") and value of in-force asset ("VIF") involves complex and subjective judgements about future events, both internal and external to the business, which are inherently uncertain.
 	
 The Group's insurance contract liabilities and value of in-force asset were £106.9 billion and £5.4 billion respectively. As such, small changes in these assumptions can, individually and in combination, result in a material impact to the valuation of these balances and therefore, a material impact to the Group's profit for the period.
 	
 In particular, the following key judgements and estimations are significant to the valuation of the Group's insurance contract liabilities and VIF:
 • Base mortality rates and mortality improvements used for annuities, reflecting the expectation of how long an annuity policyholder will live, including how this may be affected by the current economic environment on health and the provision of healthcare;
 • Maintenance expense assumptions and associated provisions, reflecting the expected cost of maintaining policies until maturity;
 • Persistency assumptions and provisions, reflecting the expected retention of policies over time for the Workplace Pensions business;
 • Credit default assumptions, used in the Valuation Interest Rate for annuities; and
 • Illiquidity Premium, used in the calculation of the risk-discount rate for the VIF on annuities.
 	
 This key audit matter is discussed in the Audit Committee's report on page 97.
	We tested controls over the Group's processes over the insurance actuarial assumptions including:
	 • Each key assumption;
	 • Data underlying each key assumption; and
	 • Modelling methodologies used.
	
	 We utilised our actuarial specialists to support our testing of the following key assumptions as set out below.
	
	 • Base mortality rates and mortality improvements used for annuities where we:
	   – tested the data used in the assumption setting process;
	   – challenged base mortality assumptions and tested underlying experience investigations, including independent replication of a sample of experience studies;
	   – challenged the approach to setting long term rates of mortality improvement through benchmarking against peers, taking into account specific features of the Group's annuity policyholders (including any adjustments for socio-economic groups); and
	   – challenged expert judgements made, including choice of model parameterisation and judgements made regarding experience over the COVID-19 pandemic, including the impact of the macroeconomic environment on policyholder health.
	
	 • Maintenance expenses and persistency assumptions and provisions, where we:
	   – tested the data used in the assumption setting process, re-performing key calculations; and
	   – challenged the expert judgements used in setting these assumptions and provisions, including the treatment of expenses associated with the Group's cost allocation process and future administration system migrations.
	
	 • Credit default adjustment and Illiquidity Premium, where we:
	   – assessed the appropriateness of the methodology used to set these assumptions;
	   – tested the implementation of this methodology, through the development of our own replication tool; and
	   – tested the data and assumptions used in the calculations of the assumptions.

Key observations communicated to the Audit Committee

We identified control deficiencies over the extraction of policyholder data, which impacted the controls over data used in the experience studies for the setting of the mortality and persistency assumptions set out above. These controls were remediated during the year and our testing of the remediated controls concluded that they were appropriately designed and implemented by the year-end.

We are satisfied that the actuarial assumptions are individually reasonable, and the aggregate impact of these judgements on the overall valuation of the insurance contract liabilities and VIF is reasonable.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Independent auditors' report continued
to the Members of Lloyds Banking Group plc

Valuation of certain complex and illiquid financial instruments held at fair value (Group)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2, 3, 16, 49 and 52 in the financial statements Financial instruments are classified as level 1, 2 or 3 in accordance with IFRS 13 'Fair value measurement'. The fair value of complex and illiquid financial instruments, involves significant judgement. The extent of judgement applied by the Group in valuing the Group's financial investments varies with the nature of assets held, the markets in which they are traded, and the valuation methodology applied. The Group holds several portfolios of level 3 illiquid investments totalling £7.9 billion, the largest of which is held within the Insurance, Pensions and Investments division, and includes loans in commercial real estate, social housing, infrastructure, and education sectors. The valuation of these loans uses complex valuation models as they are without readily determinable market values and were valued using significant unobservable inputs, such as loan to bond premium and calibration spread that involved considerable judgement by management. We also consider these judgements to be at risk of management bias.	We tested the controls over the valuation of financial instruments, including controls over assumptions used in the valuation of these financial assets, and model review controls. We utilised our valuation specialists in our audit of the valuation of the level 3 portfolio loans and we performed the following procedures: • Challenged the appropriateness of loan valuation methodologies; • Calculated a range of comparable values for a sample of modelled illiquid financial instruments using an independent valuation model and considered reasonable alternative key assumptions based on comparable securities and compared results; • Challenged the appropriateness of the internal credit ratings methodology and tested the appropriateness for a sample of credit files; • Evaluated the consistency and appropriateness of inputs and assumptions over time, challenging both significant movements and non-movements where we expected change; and • Assessed the adequacy of disclosures and sensitivity analysis.

Key observations communicated to the Audit Committee
We are satisfied that the valuation of these certain complex and illiquid financial instruments is reasonable and in accordance with IFRS 13.

Regulatory and litigation matters (Group)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2, 3 and 37 in the financial statements. The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group's provision for these matters is £0.8 billion at 31 December 2022, the most significant of which is the HBOS Reading matter. Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets: • based on the information available to the Group, the amount recorded is representative of the Group's best estimate to settle the obligation; and • any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed. This key audit matter is discussed in the Audit Committee's report on page 97.	We performed the following audit procedures: • Tested the Group's controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determined a 'best estimate' and the completeness and accuracy of data used in the process; • Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37; • Verified and challenged whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework; • In respect of HBOS Reading, we inspected information available including outcomes for the awards made by the Foskett panel and tested the methodology applied to determine the provision; • Inspected correspondence and, where appropriate, made direct inquiry with the Group's regulators and internal and external legal counsel; • Where no provision was made, we critically assessed and challenged the conclusion in the context of the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and • Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.

Key observations communicated to the Audit Committee
While there is significant judgement required in estimating the timing and value of future settlements, particularly in relation to the HBOS Reading matter, we are satisfied that the approach to the estimation of these provisions is consistent with the requirements of IAS 37.

Defined benefit obligations (Group)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2, 3 and 35 in the financial statements The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £29.0 billion at 31 December 2022. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the assessment of these assumptions are a key judgement. This key audit matter is discussed in the Audit Committee's report on page 97.	We performed the following audit procedures: • Tested the Group's controls over the valuation of the defined benefit obligations, including controls over the assumptions setting process; and • Challenged the key actuarial assumptions used by comparing against ranges and expectations determined by our internal actuarial experts, which are calculated with reference to the central assumptions adopted by the actuarial firms for whom we have reviewed and accepted their methodologies.

Key observations communicated to the Audit Committee
We are satisfied that the Group's judgements in relation to the actuarial assumptions are reasonable.

IT systems that impact financial reporting (Group and Parent company)

Key audit matter description	How the scope of our audit responded to the key audit matter
The Group's IT environment is inherently complex due to the number of systems it operates and its reliance on automated and IT dependent manual controls. Together, these support a broad range of banking and insurance products as well as the processing of the Group's significant volume of transactions, which impact all account balances. As such, IT systems within the Group form a critical component of the Group's financial reporting activities. Due to the significant reliance on IT systems, effective General IT Controls (GITCs) are critical to allow reliance to be placed on the completeness and accuracy of financial data and the integrity of automated system functionality, such as system calculations. We identified the IT systems that impact financial reporting as a key audit matter because of the: • Pervasive reliance on complex technology that is integral to the operation of key business processes and financial reporting; • Reliance on technology which continues to develop in line with the business strategy, such as the increase in the use of automation across the Group and increasing reliance on third parties; and • Importance of the IT controls in maintaining an effective control environment. A key interdependency exists between the ability to rely on IT controls and the ability to rely on financial data, system configured automated controls and system reports. IT controls, in the context of our audit scope, primarily relate to privileged access at the infrastructure level, user access security at the application level and change control. IT systems which impact financial reporting are discussed in the Audit Committee report on page 97.	Our IT audit scope tested the Group's IT controls over information systems deemed relevant to the audit based on the financial data, system configured automated controls and/or key financial reports that reside within it. We used IT specialists to support our evaluation of the risks associated with IT in the following areas: • General IT Controls, including user access and change management controls; • Key financial reports and system configured automated controls; and • Cyber security risk assessment. Where deficiencies in the IT control environment were identified, our risk assessment procedures included an assessment of those deficiencies to determine the impact on our audit plan. Where relevant, the audit plan was adjusted to mitigate the unaddressed IT risk. Where we were able to identify and test appropriate mitigating controls over affected financial statement line items, our testing approach remained unchanged. In a limited number of areas, we adopted a non-controls reliance approach and we therefore performed additional substantive procedures.

Key observations communicated to the Audit Committee
IT control deficiencies were identified in respect of privileged user access to IT infrastructure and in application user access management. The existence of these deficiencies in the year resulted in an increased risk in relation to data, reports and automated system functionality from the affected systems.

However, overall, in combination with business mitigating controls, we are satisfied that the Group's overall IT control environment appropriately supports the financial reporting process.

6. Our application of materiality

6.1 Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	£318 million (2021: £345 million)	£318 million (2021: £345 million)
Basis for determining materiality	In determining our benchmark for materiality, we have considered the metrics used by investors and other users of the financial statements. We have determined the following benchmarks to be the most relevant to users of the financial statements: • Pre-tax profit; and • Net assets The determined materiality represents 5% of pre-tax profit and 0.6% of net assets.	Parent company materiality represents 0.7% of net assets, and is capped at Group materiality.
Rationale for the benchmark applied	Given the importance of these measures to investors and users of the financial statements, we have used forecasted pre-tax profit as the primary benchmark for our determination of materiality, and net assets as a supporting benchmark. Component materiality allocated across both components range between £115 million and £172 million. In 2021, the range of component materialities was between £126 million and £189 million.	The Parent company holds the Group's investments and is not profit driven. The balance sheet is the key measure of financial health that is important to shareholders since the primary concern for the Parent company is the receipt and payment of dividends. However, given the size of the entity's balance sheet, we have capped materiality the Group's materiality.

6.2 Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Parent company financial statements
Performance materiality	70% of Group materiality at £191 million (2021: 60% at £210 million)	70% of Parent company materiality at £191 million (2021: 60% at £210 million)
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: a. The quality of the control environment and whether we were able to rely on controls; b. Degree of centralisation and commonality of controls and processes; c. The uncertain economic environment; d. The nature, volume and size of uncorrected misstatements arising in the previous audit; and e. The nature, volume and size of uncorrected misstatements that remain uncorrected in the current period. In the prior year, performance materiality was set at 60% reflecting amongst other factors that it was Deloitte LLP's first year auditing the Group and Parent financial statements.	

6.3 Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of £16 million (2021: £17 million), as well as any differences below this threshold, which in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7. Other information

The other information comprises the information included in the Annual Report, other than the financial statements and our auditors' report thereon. The Directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

We summarise below our work in relation to areas of the other information including those areas upon which we are specifically required to report:

	Our responsibility	Our report
Matters we are specifically required to report		
Principal risks and viability statement	Review the confirmation and description in the light of the knowledge gathered during the audit, such as through considering the directors' processes to support the statements made, challenging the Group's key judgements and estimates, consideration of historical forecasting accuracy and evaluating macro-economic assumptions. Consider if the statements are aligned with the relevant provisions of the Code.	As set out in the section "Corporate governance statement", we have nothing material to report, add or draw attention to in respect of these matters.
Directors' Remuneration report	Report whether the part of the directors' remuneration report to be audited is properly prepared and the disclosures specified by the Companies Act have been made.	As set out in the section "Opinions on other matters prescribed by the Companies Act 2006", in our opinion, the part of the directors' remuneration report to be audited has been prepared in accordance with the Companies Act 2006.
Strategic report and directors' report	Report whether they are consistent with the audited financial statements and are prepared in accordance with applicable legal requirements. Report if we have identified any material misstatements in either report in the light of the knowledge and understanding of the Group and of the Parent company and their environment obtained in the course of the audit.	As set out in the section "Opinions on other matters prescribed by the Companies Act 2006", in our opinion, based on the work undertaken in the course of the audit, the information in these reports is consistent with the audited financial statements and has been prepared in accordance with applicable legal requirements.
Other reporting on other information		
Alternative Performance Measures (APMs)	APMs are measures that are not defined by generally accepted accounting practice (GAAP) and therefore are not typically included in the financial statement part of the Annual Report. The Group use APMs, such as adjusted profit, and banking net interest margin in its quarterly and annual reporting of financial performance. We have reviewed and assessed the Group's calculation and reporting of these metrics to assess consistency with the Group's published definitions and policies for these items. We have also considered and assessed whether the use of APMs in the Group's reporting results is consistent with the guidelines produced by regulators such as the European Securities and Markets Authority ("ESMA") guidelines on the use of APMs and the FRC Alternative Performance Measures Thematic Review. We also considered whether there was an appropriate balance between the use of statutory metrics and APMs, in addition to whether clear definitions and reconciliation for APMs used in financial reporting have been provided.	In our opinion: • the use, calculation and disclosure of APMs is consistent with the Group's published definitions and policies; • the use of APMs in the Group's reporting results is consistent with the guidelines produced by ESMA and FRC; and • there is an appropriate balance between the use of statutory metrics and APMs, together with clear definitions and reconciliation for APMs used in financial reporting.
Dividends and distribution policy	Consider whether the dividends policy is transparent and the dividends paid are consistent with the policy, as outlined in the strategic report on page 13.	In our opinion the dividends policy is appropriately disclosed and dividends paid are consistent with the policy.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Independent auditors' report continued
to the Members of Lloyds Banking Group plc

8. Responsibilities of Directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent company or to cease operations, or have no realistic alternative but to do so.

9. Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/ auditorsresponsibilities. This description forms part of our auditors' report.

10. Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing the risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:
- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets;
- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error that was discussed by the Audit Committee on 20 February 2023;
- enquiring of management, in-house legal counsel, internal audit and the Audit Committee, including obtaining and reviewing supporting documentation, concerning the Group's policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and
  - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations;
- discussing among the engagement team including significant component audit teams and involving relevant internal specialists, including tax, valuations, pensions, IT and industry specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud; and
- obtaining an understanding of the legal and regulatory frameworks that the Group operates in, focusing on those laws and regulations that had a direct effect on the financial statements, such as provisions of the UK Companies Act, pensions legislation and tax legislation or that had a fundamental effect on the operations of the Group, including regulation and supervisory requirements of the Prudential Regulation Authority, Financial Reporting Council and Financial Conduct Authority.

Audit response to risks identified

As a result of performing the above, we identified the Group's determination of "Expected credit losses" and "valuation of certain complex and illiquid financial instruments held at fair value" as key audit matters related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures in response to those key audit matters. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

In addition to the above, our procedures to respond to risks identified included the following:
- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- inquiring of management, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and correspondence with regulators; and
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including specialists, and component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

11. Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- The strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and of the Parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

12. Corporate Governance Statement

The Listing Rules require us to review the directors' statement in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Group's compliance with the provisions of the UK corporate governance code specified for our review.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- the directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 218;
- the directors' explanation as to its assessment of the Group's prospects, the period this assessment covers and why the period is appropriate is set out on page 44;
- the directors' statement on fair, balanced and understandable is set out on page 137;
- the board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 91;
- the section of the Annual Report that describes the review of effectiveness of risk management and internal control systems set out on page 97; and
- the section describing the work of the Audit Committee set out on page 95 to 98.

13. Matters on which we are required to report by exception

Adequacy of explanations received and accounting records Under the Companies Act 2006 we are required to report to you if, in our opinion: • We have not received all the information and explanations we require for our audit; or • Adequate accounting records have not been kept by the Parent company, or returns adequate for our audit have not been received from branches not visited by us; or • The Parent company financial statements are not in agreement with the accounting records and returns.	**We have nothing to report in respect of these matters.**
Directors' remuneration Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.	**We have nothing to report in respect of these matters.**

14. Other matters which we are required to address

Auditor tenure

Following the recommendation of the Audit Committee, we were appointed by shareholders at its annual general meeting on 12 May 2022 to audit the financial statements of Lloyds Banking Group plc for the year ended 31 December 2022 and subsequent financial periods. The period of total uninterrupted engagement of the firm is accordingly two years.

Consistency of the audit report with the additional report to the Audit Committee

Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK).

15. Use of our report

This report is made solely to the Parent company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Parent company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent company and the Parent company's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.14R, these financial statements form part of the European Single Electronic Format ('ESEF') prepared Annual Financial Report filed on the National Storage Mechanism of the UK FCA in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report has been prepared using the single electronic format specified in the ESEF RTS.

Michael Lloyd

Michael Lloyd (Senior Statutory Auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
21 February 2023

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

Consolidated income statement

for the year ended 31 December

	Note	2022 £ million	2021 £ million	2020 £ million
Interest income		**17,645**	13,258	14,306
Interest expense		**(3,688)**	(3,892)	(3,557)
Net interest income	5	**13,957**	9,366	10,749
Fee and commission income		**2,835**	2,608	2,308
Fee and commission expense		**(1,332)**	(1,185)	(1,148)
Net fee and commission income	6	**1,503**	1,423	1,160
Net trading income	7	**(19,987)**	17,200	7,220
Insurance premium income	8	**9,059**	8,283	8,615
Other operating income	9	**1,276**	1,172	1,423
Other income		**(8,149)**	28,078	18,418
Total income		**5,808**	37,444	29,167
Insurance claims and changes in insurance and investment contract liabilities	10	**12,401**	(21,120)	(14,041)
Total income, net of insurance claims and changes in insurance and investment contract liabilities		**18,209**	16,324	15,126
Operating expenses	11	**(9,759)**	(10,800)	(9,745)
Impairment (charge) credit	13	**(1,522)**	1,378	(4,155)
Profit before tax		**6,928**	6,902	1,226
Tax (expense) credit	14	**(1,373)**	(1,017)	161
Profit for the year		**5,555**	5,885	1,387
Profit attributable to ordinary shareholders		**5,021**	5,355	865
Profit attributable to other equity holders		**438**	429	453
Profit attributable to equity holders		**5,459**	5,784	1,318
Profit attributable to non-controlling interests		**96**	101	69
Profit for the year		**5,555**	5,885	1,387
Basic earnings per share	15	**7.3p**	7.5p	1.2p
Diluted earnings per share	15	**7.2p**	7.5p	1.2p

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income

for the year ended 31 December

	2022 £ million	2021 £ million	2020 £ million
Profit for the year	**5,555**	5,885	1,387
Other comprehensive income			
Items that will not subsequently be reclassified to profit or loss:			
Post-retirement defined benefit scheme remeasurements:			
Remeasurements before tax	**(3,012)**	1,720	138
Tax	**860**	(658)	(25)
	(2,152)	1,062	113
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:			
Change in fair value	**44**	61	(50)
Tax	**3**	(4)	(16)
	47	57	(66)
Gains and losses attributable to own credit risk:			
Gains (losses) before tax	**519**	(86)	(75)
Tax	**(155)**	34	20
	364	(52)	(55)
Items that may subsequently be reclassified to profit or loss:			
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:			
Change in fair value	**(133)**	133	46
Income statement transfers in respect of disposals	**(92)**	2	(149)
Income statement transfers in respect of impairment	**6**	(2)	5
Tax	**62**	(25)	74
	(157)	108	(24)
Movements in cash flow hedging reserve:			
Effective portion of changes in fair value taken to other comprehensive income	**(6,990)**	(2,279)	730
Net income statement transfers	**43**	(621)	(496)
Tax	**1,928**	814	(109)
	(5,019)	(2,086)	125
Movements in foreign currency translation reserve:			
Currency translation differences (tax: £nil)	**119**	(39)	4
Transfers to income statement (tax: £nil)	**(31)**	–	13
	88	(39)	17
Total other comprehensive (loss) income for the year, net of tax	**(6,829)**	(950)	110
Total comprehensive (loss) income for the year	**(1,274)**	4,935	1,497
Total comprehensive (loss) income attributable to ordinary shareholders	**(1,808)**	4,405	975
Total comprehensive income attributable to other equity holders	**438**	429	453
Total comprehensive (loss) income attributable to equity holders	**(1,370)**	4,834	1,428
Total comprehensive income attributable to non-controlling interests	**96**	101	69
Total comprehensive (loss) income for the year	**(1,274)**	4,935	1,497

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet

at 31 December

	Note	2022 £ million	2021 £ million
Assets			
Cash and balances at central banks		**91,388**	76,420
Items in the course of collection from banks		**242**	147
Financial assets at fair value through profit or loss	16	**180,609**	206,771
Derivative financial instruments	17	**24,753**	22,051
Loans and advances to banks		**10,632**	7,001
Loans and advances to customers		**454,899**	448,567
Reverse repurchase agreements		**44,865**	54,753
Debt securities		**9,926**	6,835
Financial assets at amortised cost	18	**520,322**	517,156
Financial assets at fair value through other comprehensive income	21	**23,154**	28,137
Reinsurance assets[1]		**616**	759
Investments in joint ventures and associates	22	**385**	352
Goodwill	23	**2,655**	2,320
Value of in-force business	24	**5,419**	5,514
Other intangible assets	25	**4,786**	4,196
Current tax recoverable		**612**	363
Deferred tax assets	36	**5,228**	3,118
Retirement benefit assets	35	**3,823**	4,531
Other assets[1]	26	**13,837**	14,690
Total assets		**877,829**	886,525

1   See note 1 regarding changes to presentation.

The accompanying notes are an integral part of the consolidated financial statements.

	Note	2022 £ million	2021 £ million
Liabilities			
Deposits from banks		7,266	7,647
Customer deposits		475,331	476,344
Repurchase agreements at amortised cost		48,596	31,125
Items in the course of transmission to banks		372	316
Financial liabilities at fair value through profit or loss	28	17,755	23,123
Derivative financial instruments	17	24,042	18,060
Notes in circulation		1,280	1,321
Debt securities in issue	29	73,819	71,552
Liabilities arising from insurance contracts and participating investment contracts	31	106,893	123,423
Liabilities arising from non-participating investment contracts	33	42,975	45,040
Other liabilities	34	19,090	19,947
Retirement benefit obligations	35	126	230
Current tax liabilities		8	6
Deferred tax liabilities	36	216	39
Other provisions	37	1,809	2,092
Subordinated liabilities	38	10,730	13,108
Total liabilities		830,308	833,373
Equity			
Share capital	39	6,729	7,102
Share premium account	40	18,504	18,479
Other reserves	41	6,602	11,189
Retained profits	42	10,145	10,241
Ordinary shareholders' equity		41,980	47,011
Other equity instruments	43	5,297	5,906
Total equity excluding non-controlling interests		47,277	52,917
Non-controlling interests		244	235
Total equity		47,521	53,152
Total equity and liabilities		877,829	886,525

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 21 February 2023.

Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Consolidated statement of changes in equity

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £ million	Non-controlling interests £ million	Total £ million
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million			
At 1 January 2022	25,581	11,189	10,241	47,011	5,906	235	53,152
Comprehensive income							
Profit for the year	–	–	5,021	5,021	438	96	5,555
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	(157)	–	(157)	–	–	(157)
Equity shares	–	47	–	47	–	–	47
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(5,019)	–	(5,019)	–	–	(5,019)
Movements in foreign currency translation reserve, net of tax	–	88	–	88	–	–	88
Total other comprehensive loss	–	(5,041)	(1,788)	(6,829)	–	–	(6,829)
Total comprehensive (loss) income[1]	–	(5,041)	3,233	(1,808)	438	96	(1,274)
Transactions with owners							
Dividends (note 44)	–	–	(1,475)	(1,475)	–	(92)	(1,567)
Distributions on other equity instruments	–	–	–	–	(438)	–	(438)
Issue of ordinary shares	105	–	–	105	–	–	105
Share buyback (note 41)	(453)	453	(2,013)	(2,013)	–	–	(2,013)
Issue of other equity instruments (note 43)	–	–	(5)	(5)	750	–	745
Repurchases and redemptions of other equity instruments (note 43)	–	–	(36)	(36)	(1,359)	–	(1,395)
Movement in treasury shares	–	–	(20)	(20)	–	–	(20)
Value of employee services:							
Share option schemes	–	–	41	41	–	–	41
Other employee award schemes	–	–	183	183	–	–	183
Changes in non-controlling interests	–	–	(3)	(3)	–	5	2
Total transactions with owners	(348)	453	(3,328)	(3,223)	(1,047)	(87)	(4,357)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	25,233	6,602	10,145	41,980	5,297	244	47,521

1 Total comprehensive income attributable to owners of the parent was a deficit of £1,370 million (2021: surplus of £4,834 million; 2020: surplus of £1,428 million).

Further details of movements in the Group's share capital, reserves and other equity instruments are provided in notes 39, 40, 41, 42 and 43.

The accompanying notes are an integral part of the consolidated financial statements.

	Attributable to ordinary shareholders						
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Non-controlling interests £ million	Total £ million
At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income							
Profit for the year	–	–	5,355	5,355	429	101	5,885
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,062	1,062	–	–	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	108	–	108	–	–	108
Equity shares	–	57	–	57	–	–	57
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(2,086)	–	(2,086)	–	–	(2,086)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive (loss) income	–	(1,960)	1,010	(950)	–	–	(950)
Total comprehensive (loss) income	–	(1,960)	6,365	4,405	429	101	4,935
Transactions with owners							
Dividends (note 44)	–	–	(877)	(877)	–	(93)	(970)
Distributions on other equity instruments	–	–	–	–	(429)	–	(429)
Issue of ordinary shares	37	–	–	37	–	–	37
Redemption of preference shares	597	(597)	–	–	–	–	–
Movement in treasury shares	–	–	(13)	(13)	–	–	(13)
Value of employee services:							
Share option schemes	–	–	51	51	–	–	51
Other employee award schemes	–	–	131	131	–	–	131
Changes in non-controlling interests	–	–	(1)	(1)	–	(2)	(3)
Total transactions with owners	634	(597)	(709)	(672)	(429)	(95)	(1,196)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–	–
At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £ million	Non-controlling interests £ million	Total £ million
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million			
At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income							
Profit for the year	–	–	865	865	453	69	1,387
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	113	113	–	–	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	(24)	–	(24)	–	–	(24)
Equity shares	–	(66)	–	(66)	–	–	(66)
Gains and losses attributable to own credit risk, net of tax	–	–	(55)	(55)	–	–	(55)
Movements in cash flow hedging reserve, net of tax	–	125	–	125	–	–	125
Movements in foreign currency translation reserve, net of tax	–	17	–	17	–	–	17
Total other comprehensive income	–	52	58	110	–	–	110
Total comprehensive income	–	52	923	975	453	69	1,497
Transactions with owners							
Dividends (note 44)	–	–	–	–	–	(41)	(41)
Distributions on other equity instruments	–	–	–	–	(453)	–	(453)
Issue of ordinary shares	191	–	–	191	–	–	191
Movement in treasury shares	–	–	293	293	–	–	293
Value of employee services:							
Share option schemes	–	–	48	48	–	–	48
Other employee award schemes	–	–	74	74	–	–	74
Changes in non-controlling interests	–	–	–	–	–	(2)	(2)
Total transactions with owners	191	–	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December

	Note	2022 £ million	2021[1] £ million	2020[1] £ million
Cash flows from operating activities				
Profit before tax		**6,928**	6,902	1,226
Adjustments for:				
Change in operating assets	53(A)	**17,037**	(10,365)	(17,668)
Change in operating liabilities	53(B)	**15,593**	4,954	35,737
Non-cash and other items	53(C)	**(16,804)**	6,063	9,594
Tax paid (net)		**(743)**	(796)	(736)
Net cash provided by operating activities		**22,011**	6,758	28,153
Cash flows from investing activities				
Purchase of financial assets		**(7,984)**	(8,984)	(8,589)
Proceeds from sale and maturity of financial assets		**11,172**	8,287	6,347
Purchase of fixed assets		**(3,855)**	(3,228)	(2,901)
Proceeds from sale of fixed assets		**1,550**	1,437	1,146
Repayment of capital by joint ventures and associates		**36**	–	–
Acquisition of businesses, net of cash acquired	53(D)	**(409)**	(57)	(3)
Net cash provided by (used in) investing activities		**510**	(2,545)	(4,000)
Cash flows from financing activities				
Dividends paid to ordinary shareholders	44	**(1,475)**	(877)	–
Distributions on other equity instruments		**(438)**	(429)	(453)
Dividends paid to non-controlling interests		**(92)**	(93)	(41)
Interest paid on subordinated liabilities		**(603)**	(1,303)	(1,095)
Proceeds from issue of subordinated liabilities		**838**	499	–
Proceeds from issue of other equity instruments		**745**	–	–
Proceeds from issue of ordinary shares		**31**	25	144
Share buyback		**(2,013)**	–	–
Repayment of subordinated liabilities		**(2,216)**	(1,056)	(3,874)
Repurchases and redemptions of other equity instruments		**(1,395)**	–	–
Change in stake of non-controlling interests		**5**	–	–
Net cash used in financing activities		**(6,613)**	(3,234)	(5,319)
Effects of exchange rate changes on cash and cash equivalents		**727**	70	(196)
Change in cash and cash equivalents		**16,635**	1,049	18,638
Cash and cash equivalents at beginning of year		**79,194**	78,145	59,507
Cash and cash equivalents at end of year	53(E)	**95,829**	79,194	78,145

1 Restated, see page 218.

The accompanying notes are an integral part of the consolidated financial statements.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements

for the year ended 31 December

Note 1: Basis of preparation

The consolidated financial statements of Lloyds Banking Group plc and its subsidiary undertakings (the Group) have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group's performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2022 and which have not been applied in preparing these financial statements are given in note 55.

In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group's cash and cash equivalents at 1 January 2020 by £1,696 million (to £59,507 million) and decreased the adjustment for the change in operating assets in 2020 by £982 million (to a reduction of £17,668 million) resulting in an increase in the Group's cash and cash equivalents at 31 December 2020 of £2,678 million (to £78,145 million); and decreased the adjustment for the change in operating assets in 2021 by £137 million (to a reduction of £10,365 million) and, as a result, the Group's cash and cash equivalents at 31 December 2021 increased by £2,815 million (to £79,194 million). The change had no impact on profit after tax, total equity or the Group's earnings per share.

In 2021, the Group adopted the *Interest Rate Benchmark Reform* Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset's or liability's carrying value; no immediate gain or loss is recognised. The requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform.

The following change has been made to the presentation of the Group's assets on the face of the balance sheet:

- Reinsurance assets are shown separately from other assets

There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis.

Note 2: Accounting policies

The Group's accounting policies are set out below. These accounting policies have been applied consistently.

(A) Consolidation

The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures. Details of the Group's subsidiaries and related undertakings are given on **pages 352 to 360**.

(1) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there have been changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager of the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group's decision-making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision-maker; and the Group's exposure to variable returns from the beneficial interest that it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in those interests in interest expense.

Structured entities are entities that are designed so that their activities are not governed by way of voting rights. In assessing whether the Group has power over such entities in which it has an interest, the Group considers factors such as the purpose and design of the entity; its practical ability to direct the relevant activities of the entity; the nature of the relationship with the entity; and the size of its exposure to the variability of returns of the entity.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the Group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

Note 2: Accounting policies continued

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (P) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

(2) Joint ventures and associates

Joint ventures are joint arrangements over which the Group has joint control with other parties and has rights to the net assets of the arrangements. Joint control is the contractually agreed sharing of control of an arrangement and only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control of those policies, and is generally achieved through holding between 20 per cent and 50 per cent of the voting share capital of the entity.

The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated on initial recognition at fair value through profit or loss. Otherwise, the Group's investments in joint ventures and associates are accounted for using the equity method of accounting.

(B) Goodwill

Goodwill arises on business combinations and represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group's CGUs are largely product based for its Retail and Insurance businesses and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.

(C) Other intangible assets

Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.

Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset's carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.

(D) Revenue recognition
(1) Net interest income

Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

(2) Fee and commission income and expense

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group's principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for the lending expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fee and commission expense as they are incurred.

(3) Other

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to trading income are set out in (E)(3) below; those relating to life insurance and general insurance business are detailed below (see (M) below); and those relating to leases are set out in (J)(1) below.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 2: Accounting policies continued

(E)   Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group's business model for managing those financial assets and whether the resultant cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group's operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

The Group initially recognises loans and advances, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either: substantially all of the risks and rewards of ownership have been transferred; or the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

(1)   Financial instruments measured at amortised cost

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks, reverse repurchase agreements and certain debt securities used by the Group to manage its liquidity. Loans and advances and reverse repurchase agreements are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

Where changes are made to the contractual cash flows of a financial asset or financial liability that are economically equivalent and arise as a direct consequence of interest rate benchmark reform, the Group updates the effective interest rate and does not recognise an immediate gain or loss.

(2)   Financial assets measured at fair value through other comprehensive income

Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets' cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement; other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.

(3)   Financial instruments measured at fair value through profit or loss

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow and net investment hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 49(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities and insurance contracts (unless the embedded derivative is itself an insurance contract) are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement. In accordance with IFRS 4 *Insurance Contracts*, a policyholder's option to surrender an insurance contract for a fixed amount is not treated as an embedded derivative.

The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.

Note 2: Accounting policies continued

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except in the case of financial liabilities designated at fair value through profit or loss where gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

(4)   Borrowings

Borrowings (which include deposits from banks, customer deposits, repurchase agreements, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid. An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred.

When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity instrument is recognised in profit or loss.

(5)   Sale and repurchase agreements (including securities lending and borrowing)

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities. Conversely, securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and advance measured at amortised cost or customer deposit.

(F)   Hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships.

Changes in the fair value of all derivative instruments, other than those in effective cash flow and net investment hedging relationships, are recognised immediately in the income statement. As noted in (2) and (3) below, the change in fair value of a derivative in an effective cash flow or net investment hedging relationship is allocated between the income statement and other comprehensive income.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 17 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.

Where there is uncertainty arising from interest rate benchmark reform, the Group assumes that the interest rate benchmark on which the hedged cash flows and/or the hedged risk are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of interest rate benchmark reform. The Group does not discontinue a hedging relationship during the period of uncertainty arising from the interest rate benchmark reform solely because the actual results of the hedge are not highly effective.

Where the contractual terms of a financial asset, financial liability or derivative are amended, on an economically equivalent basis, as a direct consequence of interest rate benchmark reform, the uncertainty arising from the reform is no longer present. In these circumstances, the Group amends the hedge documentation to reflect the changes required by the reform; these changes to the documentation do not in and of themselves result in the discontinuation of hedge accounting or require the designation of a new hedge relationship.

(1)   Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as a financial asset at fair value through other comprehensive income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

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(2)   Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(3)   Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instruments used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.

(G)   Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

(H)   Impairment of financial assets

The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security held against financial assets.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensures alignment between the assessment of staging and the Group's management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK Mortgages on 1 January 2022. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

In certain circumstances, the Group will renegotiate the original terms of a customer's loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

Purchased or originated credit-impaired financial assets (POCI) include financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets' initial recognition are recognised as an impairment charge.

Note 2: Accounting policies continued

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third-party valuations) is available that there has been an irreversible decline in expected cash flows.

(I) Property, plant and equipment

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: the shorter of 50 years and the remaining period of the lease for freehold/long and short leasehold premises; the shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease for leasehold improvements; 10 to 20 years for fixtures and furnishings; and 2 to 8 years for other equipment and motor vehicles.

The assets' residual values and useful lives are reviewed and, if appropriate, revised at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors on the asset's CGU. In the event that an asset's CGU carrying amount is determined to be greater than its recoverable amount the asset is written down immediately.

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both, primarily within the life insurance funds. In accordance with the guidance published by the Royal Institution of Chartered Surveyors, investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value.

(J) Leases

Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.

(1) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the lease. Unguaranteed residual values are reviewed regularly to identify any impairment.

Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives. The depreciation charge is based on the asset's residual value and the life of the lease. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

(2) As lessee

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate appropriate for the right-of-use asset arising from the lease, and the liability recognised within other liabilities.

Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of twelve months or less. Low-value assets comprise IT equipment and small items of office furniture.

(K) Employee benefits

Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.

(1) Pension schemes

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of pensionable service and pensionable salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

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(i)   Defined benefit schemes

Scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group's income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurements, comprising actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense (income) and net of the cost of managing the plan assets), and the effect of changes to the asset ceiling (if applicable) are reflected immediately in the balance sheet with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are reflected immediately in retained profits and will not subsequently be reclassified to profit or loss.

The Group's balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers (i) its current right to obtain a refund or a reduction in future contributions and (ii) the rights of other parties existing at the balance sheet date. In determining the rights of third parties existing at the balance sheet date, the Group does not anticipate any future acts by other parties.

(ii)   Defined contribution schemes

The costs of the Group's defined contribution plans are charged to the income statement in the period in which they fall due.

(2)   Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group's Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

(L)   Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it. The tax consequences of the Group's dividend payments (including distributions on other equity instruments), if any, are charged or credited to the statement in which the profit distributed originally arose.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by His Majesty's Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management's best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.

For the Group's long-term insurance businesses, the tax expense is analysed between tax that is payable in respect of policyholders' returns and tax that is payable on the shareholders' returns. This allocation is based on an assessment of the rates of tax which will be applied to the returns under the current UK tax rules.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Note 2: Accounting policies continued

(M) Insurance

The Group undertakes both life insurance and general insurance business. Insurance and participating investment contracts are accounted for under IFRS 4 *Insurance Contracts*, which permits (with certain exceptions) the continuation of accounting practices for measuring insurance and participating investment contracts that applied prior to the adoption of IFRS. The Group, therefore, continues to account for these products using UK GAAP and UK established practice.

Products sold by the life insurance business are classified into three categories:

- Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features
- Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets
- Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature

For certain investment contracts, the contract can be partly invested in units which contain a discretionary participation feature (DPF) and partly in units without. Where switching levels for similar contracts are deemed to be significant, new investment contracts which contain an option to switch into investment contracts with DPF have been classified as participating investment contracts. Where the switching levels are not deemed to be significant, a new contract is split, with units containing a DPF being allocated as a participating investment contract and the units without a DPF as a non-participating investment contract.

The general insurance business issues only insurance contracts.

(1) Life insurance business

(i) Accounting for insurance and participating investment contracts

Premiums and claims

Premiums received in respect of insurance and participating investment contracts are recognised as revenue when due except for unit-linked contracts on which premiums are recognised as revenue when received. Claims are recorded as an expense on the earlier of the maturity date or the date on which the claim is notified.

Liabilities

Changes in the value of liabilities are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.

- Insurance and participating investment contracts in the Group's with-profit funds
  Liabilities of the Group's with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority's realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on valuation under the realistic capital regime are included in note 31 Liabilities arising from insurance contracts and participating investment contracts.
- Insurance contracts which are not unit-linked or in the Group's with-profit funds
  A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain.

Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.

Further details on valuation are included in note 31 Liabilities arising from insurance contracts and participating investment contracts.

- Insurance and participating investment contracts which are unit-linked
  Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims and changes in insurance and investment contract liabilities. Revenue consists of fees deducted for mortality, policy administration and surrender charges.

Unallocated surplus

Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.

(ii) Accounting for non-participating investment contracts

The Group's non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group's unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.

Deposits and withdrawals are not accounted for through the income statement but are accounted for directly in the balance sheet as adjustments to the non-participating investment contract liability.

The Group receives investment management fees in the form of an initial adjustment or charge to the amount invested. These fees are in respect of services rendered in conjunction with the issue and management of investment contracts where the Group actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the contract. These services comprise an indeterminate number of acts over the lives of the individual contracts and, therefore, the Group defers these fees and recognises them over the estimated lives of the contracts, in line with the provision of investment management services.

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Costs which are directly attributable and incremental to securing new non-participating investment contracts are deferred. This asset is subsequently amortised over the period of the provision of investment management services and its recoverability is reviewed in circumstances where its carrying amount may not be recoverable. If the asset is greater than its recoverable amount it is written down immediately through fee and commission expense in the income statement. All other costs are recognised as expenses when incurred.

(iii) Value of in-force business

The Group recognises as an asset the value of in-force business in respect of insurance contracts and participating investment contracts. The asset represents the present value of the shareholders' interest in the profits expected to emerge from those contracts written at the balance sheet date. This is determined after making appropriate assumptions about future economic and operating conditions such as future mortality and persistency rates and includes allowances for both non-market risk and for the realistic value of financial options and guarantees. Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. The asset in the consolidated balance sheet is presented gross of attributable tax and movements in the asset are reflected within other operating income in the income statement.

The Group's contractual rights to benefits from providing investment management services in relation to non-participating investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the date of acquisition. The resulting asset is amortised over the estimated lives of the contracts. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying value of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement.

(2) General insurance business

The Group both underwrites and acts as intermediary in the sale of general insurance products. Underwriting premiums are included in insurance premium income, net of refunds, in the period in which insurance cover is provided to the customer; premiums received relating to future periods are deferred in the balance sheet within liabilities arising from insurance contracts and participating investment contracts on a basis that reflects the length of time for which contracts have been in-force and the projected incidence of risk over the term of the contract and only credited to the income statement when earned. Broking commission is recognised when the underwriter accepts the risk of providing insurance cover to the customer. Where appropriate, provision is made for the effect of future policy terminations based upon past experience.

The underwriting business makes provision for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts. In those cases where there is insufficient information to determine the required provision, statistical techniques are used which take into account the cost of claims that have recently been settled and make assumptions about the future development of the outstanding cases. Similar statistical techniques are used to determine the provision for claims incurred but not reported at the balance sheet date. Claims liabilities are not discounted.

(3) Liability adequacy test

At each balance sheet date liability adequacy tests are performed to ensure the adequacy of insurance and participating investment contract liabilities net of related deferred cost assets and value of in-force business. In performing these tests, current best estimates of discounted future contractual cash flows and claims handling and policy administration expenses, as well as investment income from the assets backing such liabilities, are used. Any deficiency is immediately charged to the income statement, initially by writing off the relevant assets and subsequently by establishing a provision for losses arising from liability adequacy tests.

(4) Reinsurance

The presentation of contracts entered into by the Group with reinsurers under which the Group is compensated for amounts payable on one or more other contracts issued by the Group is dependent on whether the contract with the reinsurer transfers significant insurance risk to the reinsurer. Where the reinsurance contract transfers significant insurance risk, it is classified as an insurance contract and the asset is recognised separately on the balance sheet. Where the reinsurance contract does not transfer significant insurance risk to the reinsurer, the assets arising from contracts held with reinsurers are presented within financial assets at fair value through profit or loss.

(i) Contracts with reinsurers that transfer significant insurance risk

Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.

(ii) Contracts with reinsurers that do not transfer significant insurance risk

Contracts that do not transfer significant insurance risk to the reinsurer are recognised within financial assets at fair value through profit or loss as they are within a portfolio of financial assets that is managed, and whose performance is evaluated, on a fair value basis. These contracts, while legally reinsurance contracts, do not meet the definition of a reinsurance contract under IFRS. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims and changes in insurance and investment contract liabilities.

(N) Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow or net investment hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 2: Accounting policies continued

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments (see (F)(3) above). On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.

(O)   Provisions and contingent liabilities

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

Provision is made for expected credit losses in respect of irrevocable undrawn loan commitments and financial guarantee contracts (see (H) above).

(P)   Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group's ordinary shares are recognised as a reduction in equity in the period in which they are paid.

Where the Company or any member of the Group purchases the Company's share capital, the consideration paid is deducted from shareholders' equity as treasury shares until they are cancelled; if these shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

(Q)   Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory deposits held with central banks, mandatory deposits held with central banks in demand accounts and amounts due from banks with an original maturity of less than three months that are available to finance the Group's day-to-day operations.

Note 3: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group's financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.

The significant judgements, apart from those involving estimation, made by management in applying the Group's accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group's results and financial position, are as follows:

Allowance for expected credit losses

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
	Establishing the criteria for a significant increase in credit risk (SICR)
	The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2022, the Group's expected credit loss allowance was £4,903 million (2021: £4,042 million), of which £4,580 million (2021: £3,842 million) was in respect of drawn balances.

The calculation of the Group's expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. Further information on the critical accounting judgements and key sources of estimation uncertainty (see above) and other significant judgements and estimates is set out in note 19.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 3: Critical accounting judgements and key sources of estimation uncertainty continued

Valuation of assets and liabilities arising from insurance business

Critical judgement:	Future economic and operating conditions
Key sources of estimation uncertainty:	Future investment returns
	Future mortality rates
	Future expenses

These judgements and estimates are subject to significant uncertainty.

At 31 December 2022, the Group recognised a value of in-force business asset of £5,244 million (2021: £5,317 million) and an acquired value of in-force business asset of £175 million (2021: £197 million).

The value of in-force business asset represents the estimated present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires judgements to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. These judgements are used to determine appropriate assumptions for the asset's valuation including the appropriate risk-free rate, retail price inflation and expense inflation. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2022 are set out in note 24.

At 31 December 2022, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £106,893 million (2021: £123,423 million). Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require management to estimate future investment returns, future mortality rates and future expenses. These estimates are subject to significant uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 31.

The effect of changes to critical estimates used by management to determine the life insurance assets and liabilities is set out in note 32, which presents the impact of changes to the estimates made on the Group's profit before tax and shareholders' equity as management believes that this analysis best presents these sensitivities in a manner that helps the user of the financial statements to understand the judgements made by management and the level of estimation uncertainty.

Defined benefit pension scheme obligations

Critical judgement:	Determination of an appropriate yield curve
Key sources of estimation uncertainty:	Discount rate applied to future cash flows
	Expected lifetime of the schemes' members
	Expected rate of future inflationary increases

The net asset recognised in the balance sheet at 31 December 2022 in respect of the Group's defined benefit pension scheme obligations was £3,732 million comprising an asset of £3,823 million and a liability of £91 million (2021: a net asset of £4,404 million comprising an asset of £4,531 million and a liability of £127 million). The Group's accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).

The accounting valuation of the Group's defined benefit pension schemes' liabilities requires management to make a number of assumptions. The key sources of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes' members and the expected rate of future inflationary increases.

Income statement and balance sheet sensitivities to changes in the critical accounting estimates and other actuarial assumptions are provided in part (v) of note 35.

Uncertain tax positions

Critical judgement:	Interpreting tax rules on the Group's open tax matters

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £875 million (including interest) and a reduction in the Group's deferred tax asset of approximately £295 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

The Group makes other estimates in relation to tax which do not require significant judgements, see further discussion in note 36.

Note 3: Critical accounting judgements and key sources of estimation uncertainty continued

Regulatory and legal provisions

Critical judgements:	Determining the scope of reviews required by regulators
	The impact of legal decisions that may be relevant to claims received
	Determining whether a reliable estimate is available for obligations arising from past events
Key sources of estimation uncertainty:	The number of future complaints
	The proportion of complaints that will be upheld
	The average cost of redress

At 31 December 2022, the Group carried provisions of £803 million (2021: £1,156 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.

Determining the amount of the provisions, which represent management's best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 37.

Fair value of financial instruments

| Key source of estimation uncertainty: | Interest rate spreads, earnings multiples and interest rate volatility |

At 31 December 2022, the carrying value of the Group's financial instrument assets held at fair value was £228,516 million (2021: £256,959 million), and its financial instrument liabilities held at fair value was £84,772 million (2021: £86,223 million).

The Group's valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 49(2). The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 49. A quantitative analysis of the sensitivities to market risk arising from the Group's trading portfolios is set out in the tables marked audited on **page 188**.

Capitalised software enhancements

| Critical judgement: | Assessing future trading conditions that could affect the Group's business operations |
| Key source of estimation uncertainty: | Estimated useful life of internally generated capitalised software |

At 31 December 2022, the carrying value of the Group's capitalised software enhancements was £4,060 million (2021: £3,435 million).

In determining the estimated useful life of capitalised software enhancements, management consider the product's lifecycle and the Group's technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2022, the amortisation charge was £833 million (2021: £892 million), and at 31 December 2022, the weighted-average remaining estimated useful life of the Group's capitalised software enhancements was 4.5 years (2021: 4.7 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2022, the 2023 amortisation charge would be approximately £200 million higher.

Consideration of climate change

Financial statement preparation includes the consideration of the impact of climate change on the Group's financial statements. There has been no material impact identified on the financial reporting judgement and estimates. In particular, the directors considered the impact of climate change in respect of the:

• Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
• Assessment of impairment of non-financial assets including goodwill
• Carrying value and useful economic lives of property, plant and equipment
• Fair value of financial assets and liabilities. These are generally based on market indicators which include the market's assessment of climate risk
• Economic scenarios used for measurement of expected credit losses and the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise
• Forecasting of the Group's future UK taxable profits, which impacts deferred tax recognition

Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on **page 156**.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision-maker, as defined by IFRS 8 *Operating Segments*, for the Group. The Group's operating segments reflect its organisational and management structures. The GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.

The segmental results and comparatives are presented on an underlying basis (pre-tax), the basis reviewed by the chief operating decision-maker. The underlying basis is derived from the recognition and measurement principles of IFRS with the effects of the following excluded in arriving at underlying profit:

• Restructuring costs relating to merger, acquisition and integration activities
• Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
• Payment protection insurance remediation provisions, excluding litigation costs

For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.

During the year ended 31 December 2022, there were changes as a result of the Group restructure effective from 1 July 2022 and other methodology changes (comparatives have been restated accordingly):

• Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved from Insurance and Wealth to Retail
• Insurance and Wealth was renamed Insurance, Pensions and Investments
• The Group reviewed and updated its methodology for liquidity transfer pricing between segments
• The Group revised the treatment of restructuring costs and all such costs other than those relating to merger, acquisition and integration activities are now reported within operating costs in arriving at underlying profit
• Non lending-related fraud costs, previously included within underlying impairment, are now reported as part of operating costs (this has not impacted the statutory impairment charge)

Following the restructure, the Group completed a review and determined that it had three operating and reportable segments: Retail; Commercial Banking; and Insurance, Pensions and Investments:

• Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions
• Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services
• Insurance, Pensions and Investments offers insurance, investment and pension management products and services

Other comprises income and expenditure not attributed to the Group's operating segments. These amounts include those arising from the Group's equities business, residual net interest income after transfer pricing (including the central recovery of the Group's distributions on other equity instruments) and certain gains from gilt sales.

Inter-segment services are generally recharged at cost, although some attract a margin. In particular, a profit margin is charged on the internal commission arrangements between the branch network and other distribution channels and the insurance product manufacturing businesses within the Group. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central function where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central function. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2022					
Net interest income	**9,774**	**3,447**	**(101)**	**52**	**13,172**
Other income, net of insurance claims and changes in insurance and investment contract liabilities	**1,731**	**1,565**	**1,576**	**377**	**5,249**
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	**11,505**	**5,012**	**1,475**	**429**	**18,421**
Operating lease depreciation[1]	**(368)**	**(5)**	**–**	**–**	**(373)**
Net income	**11,137**	**5,007**	**1,475**	**429**	**18,048**
Operating costs	(5,175)	(2,496)	(1,042)	(122)	(8,835)
Remediation	(92)	(133)	(30)	–	(255)
Total costs	**(5,267)**	**(2,629)**	**(1,072)**	**(122)**	**(9,090)**
Underlying impairment (charge) credit	**(1,373)**	**(517)**	**(12)**	**392**	**(1,510)**
Underlying profit before tax	**4,497**	**1,861**	**391**	**699**	**7,448**
External income	**12,055**	**4,330**	**1,526**	**510**	**18,421**
Inter-segment (expense) income	**(550)**	**682**	**(51)**	**(81)**	**–**
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	**11,505**	**5,012**	**1,475**	**429**	**18,421**
Segment external assets	**372,485**	**147,477**	**175,212**	**182,655**	**877,829**
Segment customer deposits	**310,765**	**163,828**	**–**	**738**	**475,331**
Segment external liabilities	**314,091**	**202,070**	**169,182**	**144,965**	**830,308**

1 Net of profits on disposal of operating lease assets of £197 million.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2022					
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:					
Fee and commission income:					
Current accounts	421	225	–	–	646
Credit and debit card fees	735	460	–	–	1,195
Commercial banking and treasury fees	–	310		1	311
Unit trust and insurance broking	–	–	85	–	85
Factoring	–	79	–	–	79
Other fees and commissions	64	169	271	15	519
Total fee and commission income	1,220	1,243	356	16	2,835
Fee and commission expense	(665)	(315)	(334)	(18)	(1,332)
Net fee and commission income	555	928	22	(2)	1,503
Operating lease rental income	1,065	12	–	–	1,077
Rental income from investment properties	–	–	144	1	145
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	92	92
Trading income	69	(793)	–	1,320	596
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	227	28	2,771	(1,190)	1,836
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,361	(753)	2,915	223	3,746
Inter-segment other income	(185)	1,390	(1,361)	156	–
Segment other income, net of insurance claims and changes in insurance and investment contract liabilities	**1,731**	**1,565**	**1,576**	**377**	**5,249**
Other segment items reflected in income statement above:					
Depreciation and amortisation	1,216	207	142	831	2,396
Movement in value of in-force business	–	–	(80)	–	(80)
Defined benefit scheme charges	72	28	7	18	125
Non-income statement segment items:					
Additions to fixed assets	2,146	101	151	1,457	3,855
Investments in joint ventures and associates at end of year	4	–	–	381	385

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2021[1]					
Net interest income	8,577	2,602	(103)	87	11,163
Other income, net of insurance claims and changes in insurance and investment contract liabilities	1,597	1,442	1,406	615	5,060
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,174	4,044	1,303	702	16,223
Operating lease depreciation[2]	(442)	(18)	–	–	(460)
Net income	9,732	4,026	1,303	702	15,763
Operating costs	(4,987)	(2,288)	(899)	(138)	(8,312)
Remediation	(360)	(830)	(123)	13	(1,300)
Total costs	(5,347)	(3,118)	(1,022)	(125)	(9,612)
Underlying impairment credit	447	936	–	2	1,385
Underlying profit before tax	4,832	1,844	281	579	7,536
External income	11,260	3,883	1,323	(243)	16,223
Inter-segment (expense) income	(1,086)	161	(20)	945	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,174	4,044	1,303	702	16,223
Segment external assets	364,179	144,390	195,039	182,917	886,525
Segment customer deposits	308,412	167,530	–	402	476,344
Segment external liabilities	312,594	204,641	188,372	127,766	833,373

1 Restated, see page 230.
2 Net of profits on disposal of operating lease assets of £249 million.

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2021[1]					
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:					
Fee and commission income:					
Current accounts	425	213	–	–	638
Credit and debit card fees	533	350	–	–	883
Commercial banking and treasury fees	–	376	–	37	413
Unit trust and insurance broking	–	–	113	–	113
Factoring	–	76	–	–	76
Other fees and commissions	65	183	213	24	485
Total fee and commission income	1,023	1,198	326	61	2,608
Fee and commission expense	(571)	(271)	(313)	(30)	(1,185)
Net fee and commission income	452	927	13	31	1,423
Operating lease rental income	1,046	13	–	–	1,059
Rental income from investment properties	–	–	186	–	186
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	(5)	–	3	(2)
Trading income	52	926	–	345	1,323
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	136	119	1,766	(950)	1,071
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,234	1,053	1,952	(602)	3,637
Inter-segment other income	(89)	(538)	(559)	1,186	–
Segment other income, net of insurance claims and changes in insurance and investment contract liabilities	1,597	1,442	1,406	615	5,060
Other segment items reflected in income statement above:					
Depreciation and amortisation	1,525	283	170	847	2,825
Movement in value of in-force business	–	–	(70)	–	(70)
Defined benefit scheme charges	91	30	9	106	236
Non-income statement segment items:					
Additions to fixed assets	1,921	179	117	1,011	3,228
Investments in joint ventures and associates at end of year	6	–	–	346	352

1 Restated, see page 230.

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2020[1]					
Net interest income	8,380	2,528	(118)	(17)	10,773
Other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288
Operating lease depreciation[2]	(856)	(28)	–	–	(884)
Net income	9,130	3,928	1,123	223	14,404
Operating costs	(4,967)	(2,281)	(832)	(122)	(8,202)
Remediation	(125)	(210)	(50)	6	(379)
Total costs	(5,092)	(2,491)	(882)	(116)	(8,581)
Underlying impairment charge	(2,128)	(1,561)	(2)	(390)	(4,081)
Underlying profit (loss) before tax	1,910	(124)	239	(283)	1,742
External income	11,499	3,600	1,238	(1,049)	15,288
Inter-segment (expense) income	(1,513)	356	(115)	1,272	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288
Segment external assets	350,779	151,093	182,284	187,113	871,269
Segment customer deposits	279,610	170,262	–	779	450,651
Segment external liabilities	284,634	214,022	176,646	146,554	821,856

1   Restated, see page 230.
2   Net of profits on disposal of operating lease assets of £127 million.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2020[1]					
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:					
Fee and commission income:					
Current accounts	429	186	–	–	615
Credit and debit card fees	447	301	–	–	748
Commercial banking and treasury fees	–	274	–	–	274
Unit trust and insurance broking	–	–	146	–	146
Factoring	–	76	–	–	76
Other fees and commissions	71	183	194	1	449
Total fee and commission income	947	1,020	340	1	2,308
Fee and commission expense	(585)	(234)	(303)	(26)	(1,148)
Net fee and commission income	362	786	37	(25)	1,160
Operating lease rental income	1,103	17	–	–	1,120
Rental income from investment properties	–	–	191	–	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	149	149
Lease termination income	–	5	–	–	5
Trading income	64	792	–	204	1,060
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	198	349	1,338	(1,055)	830
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,365	1,163	1,529	(702)	3,355
Inter-segment other income	(121)	(521)	(325)	967	–
Segment other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515
Other segment items reflected in income statement above:					
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	–	–	76	–	76
Defined benefit scheme charges	100	32	9	106	247
Non-income statement segment items:					
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	–	–	292	296

[1] Restated, see page 230.

Geographical areas

The Group's operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 4: Segmental analysis continued
Reconciliation of underlying basis to statutory results
The underlying basis is the basis on which financial information is presented to the chief operating decision-maker which excludes certain items included in the statutory results. The table below reconciles the statutory results to the underlying basis.

	Lloyds Banking Group statutory £m	Removal of:			Underlying basis £m
		Volatility, restructuring and other items[1] £m	Insurance gross up[2] £m	PPI remediation £m	
Year ended 31 December 2022					
Net interest income	**13,957**	**226**	**(1,011)**	**–**	**13,172**
Other income, net of insurance claims and changes in insurance and investment contract liabilities	**4,252**	**120**	**877**	**–**	**5,249**
Operating lease depreciation[3]		**(373)**	**–**	**–**	**(373)**
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Net income	**18,209**	**(27)**	**(134)**	**–**	**18,048**
Operating expenses	**(9,759)**	**535**	**134**	**–**	**(9,090)**
Impairment charge	**(1,522)**	**12**	**–**	**–**	**(1,510)**
Profit before tax	**6,928**	**520**	**–**	**–**	**7,448**

	Lloyds Banking Group statutory £m	Removal of:			Underlying basis £m
		Volatility, restructuring and other items[4] £m	Insurance gross up[2] £m	PPI remediation £m	
Year ended 31 December 2021					
Net interest income	9,366	255	1,542	–	11,163
Other income, net of insurance claims and changes in insurance and investment contract liabilities	6,958	(139)	(1,759)	–	5,060
Operating lease depreciation[3]		(460)	–	–	(460)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Net income	16,324	(344)	(217)	–	15,763
Operating expenses	(10,800)	971	217	–	(9,612)
Impairment credit	1,378	7	–	–	1,385
Profit before tax	6,902	634	–	–	7,536

	Lloyds Banking Group statutory £m	Removal of:			Underlying basis £m
		Volatility, restructuring and other items[5] £m	Insurance gross up[2] £m	PPI remediation £m	
Year ended 31 December 2020					
Net interest income	10,749	174	(150)	–	10,773
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,377	165	(27)	–	4,515
Operating lease depreciation[3]		(884)	–	–	(884)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Net income	15,126	(545)	(177)	–	14,404
Operating expenses	(9,745)	905	174	85	(8,581)
Impairment (charge) credit	(4,155)	71	3	–	(4,081)
Profit before tax	1,226	431	–	85	1,742

1   In the year ended 31 December 2022 this comprises the effects of market volatility and asset sales (losses of £252 million); the amortisation of purchased intangibles (£70 million); restructuring (£80 million of merger, acquisition and integration costs); and the fair value unwind (losses of £118 million).
2   The Group's insurance businesses' income statements include income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.
3   Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
4   Comprises the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (£70 million); restructuring (£452 million, including a software write-off as a result of investment in new technology and systems infrastructure together with merger, acquisition and integration costs); and the fair value unwind (losses of £199 million).
5   Comprises the effects of market volatility and asset sales (losses of £59 million); the amortisation of purchased intangibles (£69 million); restructuring (£70 million of merger, acquisition and integration costs); and the fair value unwind (losses of £233 million).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 5: Net interest income

| | Weighted average effective interest rate | | | | | |
	2022 %	2021 %	2020 %	2022 £m	2021 £m	2020 £m
Interest income:						
Loans and advances to banks and reverse repurchase agreements	**1.29**	0.12	0.24	**1,313**	104	203
Loans and advances to customers and reverse repurchase agreements	**3.00**	2.51	2.72	**15,217**	12,633	13,704
Debt securities	**1.85**	1.46	1.81	**168**	80	97
Financial assets held at amortised cost	**2.70**	2.15	2.35	**16,698**	12,817	14,004
Financial assets at fair value through other comprehensive income	**3.97**	1.67	1.10	**947**	441	302
Total interest income[1]	**2.75**	2.13	2.30	**17,645**	13,258	14,306
Interest expense:						
Deposits from banks	**1.87**	0.75	0.84	**(148)**	(74)	(113)
Customer deposits	**0.40**	0.12	0.32	**(1,387)**	(426)	(1,091)
Repurchase agreements at amortised cost	**1.82**	0.10	0.36	**(842)**	(22)	(117)
Debt securities in issue[2]	**2.21**	1.13	1.37	**(1,636)**	(900)	(1,313)
Lease liabilities	**2.19**	2.12	2.39	**(29)**	(32)	(41)
Subordinated liabilities	**6.39**	6.92	6.29	**(681)**	(932)	(1,057)
Liabilities held at amortised cost	**0.97**	0.50	0.74	**(4,723)**	(2,386)	(3,732)
Amounts payable to unitholders in consolidated open-ended investment vehicles[3]	**(9.47)**	12.53	(1.58)	**1,035**	(1,506)	175
Total interest expense[4]	**0.74**	0.80	0.69	**(3,688)**	(3,892)	(3,557)
Net interest income				**13,957**	9,366	10,749

1 Includes £21 million (2021: £10 million; 2020: £10 million) of interest income on liabilities with negative interest rates, £37 million (2021: £47 million; 2020: £47 million) in respect of interest income on finance leases and £687 million (2021: £701 million) in respect of hire purchase receivables.
2 The impact of the Group's hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 3.67 per cent (2021: 1.77 per cent; 2020: 2.28 per cent).
3 Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.
4 Includes £23 million (2021: £2 million; 2020: £24 million) of interest expense on assets with negative interest rates.

Included within interest income is £272 million (2021: £174 million; 2020: £171 million) in respect of credit-impaired financial assets. Net interest income also includes a debit of £43 million (2021: credit of £621 million; 2020: credit of £496 million) transferred from the cash flow hedging reserve (see note 41).

Note 6: Net fee and commission income

	2022 £m	2021 £m	2020 £m
Fee and commission income:			
Current accounts	**646**	638	615
Credit and debit card fees	**1,195**	883	748
Commercial banking and treasury fees	**311**	413	274
Unit trust and insurance broking	**85**	113	146
Factoring	**79**	76	76
Other fees and commissions	**519**	485	449
Total fee and commission income	**2,835**	2,608	2,308
Fee and commission expense	**(1,332)**	(1,185)	(1,148)
Net fee and commission income	**1,503**	1,423	1,160

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

In determining the disaggregation of fees and commissions the Group has considered how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including those that are impacted by climate-related factors. It has determined that the above disaggregation by product type provides useful information that does not aggregate items that have substantially different characteristics and is not too detailed.

Note 6: Net fee and commission income continued

At 31 December 2022, the Group held on its balance sheet £173 million (31 December 2021: £201 million) in respect of services provided to customers and £74 million (31 December 2021: £84 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £149 million (31 December 2021: £157 million); the Group expects to receive substantially all of this revenue by 2024.

Income recognised during the year included £8 million (2021: £16 million) in respect of amounts included in the contract liability balance at the start of the year and £1 million (2021: £2 million) in respect of amounts from performance obligations satisfied in previous years.

The most significant performance obligations undertaken by the Group are in respect of current accounts, the provision of other banking services for commercial customers and credit and debit card services.

In respect of current accounts, the Group receives fees for the provision of bank account and transaction services such as ATM services, fund transfers, overdraft facilities and other value-added offerings.

For commercial customers, alongside its provision of current accounts, the Group provides other corporate banking services including factoring and commitments to provide loan financing. Loan commitment fees are included in fees and commissions where the loan is not expected to be drawn down by the customer.

The Group receives interchange and merchant fees, together with fees for overseas use and cash advances, for provision of card services to cardholders and merchants.

Note 7: Net trading income

	2022 £m	2021 £m	2020 £m
Foreign exchange translation (losses) gains	(1,318)	212	12
Gains on foreign exchange trading transactions	255	394	527
Total foreign exchange	(1,063)	606	539
Investment property (losses) gains (note 26)	(511)	575	(209)
Securities and other (losses) gains (see below)	(18,413)	16,019	6,890
Net trading income	**(19,987)**	17,200	7,220

Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2022 £m	2021 £m	2020 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:			
Financial instruments held for trading[1]	(1,049)	141	724
Other financial instruments mandatorily held at fair value through profit or loss:			
Debt securities, loans and advances	(7,677)	(1,153)	3,554
Equity shares	(9,533)	17,096	2,729
	(18,259)	16,084	7,007
Net expense arising on assets and liabilities designated at fair value through profit or loss	(154)	(65)	(117)
Securities and other (losses) gains	**(18,413)**	16,019	6,890

1   Includes hedge ineffectiveness in respect of fair value hedges (2022: loss of £41 million, 2021: gain of £177 million; 2020: gain of £547 million) and cash flow hedges (2022: loss of £10 million, 2021: loss of £69 million; 2020: loss of £2 million).

Note 8: Insurance premium income

	2022 £m	2021 £m	2020 £m
Life insurance			
Gross premiums:			
Life and pensions, excluding annuities	7,711	7,515	6,941
Annuities	1,190	531	1,378
	8,901	8,046	8,319
Ceded reinsurance premiums	(369)	(376)	(333)
Net earned premiums	8,532	7,670	7,986
Non-life insurance			
Net earned premiums	527	613	629
Total insurance premium income	**9,059**	8,283	8,615

Note 9: Other operating income

	2022 £m	2021 £m	2020 £m
Operating lease rental income	1,077	1,059	1,120
Rental income from investment properties (note 26)	145	186	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 41)	92	(2)	149
Movement in value of in-force business (note 24)	(80)	(70)	76
Liability management	(31)	(22)	(145)
Share of results of joint ventures and associates (note 22)	10	2	(13)
Other	63	19	45
Total other operating income	**1,276**	1,172	1,423

Note 10: Insurance claims and changes in insurance and investment contract liabilities

	2022 £m	2021 £m	2020 £m
Life insurance and participating investment contracts			
Claims and surrenders	(8,270)	(9,063)	(7,670)
Change in insurance and participating investment contracts (note 31)	16,624	(7,474)	(4,590)
	8,354	(16,537)	(12,260)
Non-participating investment contracts			
Change in non-participating investment contracts	4,166	(4,581)	(1,938)
	12,520	(21,118)	(14,198)
Reinsurers' share[1]	234	285	418
	12,754	(20,833)	(13,780)
Change in unallocated surplus	60	35	57
Total life insurance and investment contracts	**12,814**	(20,798)	(13,723)
Non-life insurance			
Total non-life insurance claims, net of reinsurance	(413)	(322)	(318)
Total insurance claims and changes in insurance and investment contract liabilities	**12,401**	(21,120)	(14,041)

1 Reinsurers' share compromises a credit of £nil (2021: charge of £5 million) in respect of contracts classified as financial assets at fair value through profit or loss and a credit of £234 million (2021: credit of £290 million) in respect of contracts classified as reinsurance contracts.

Total non-life insurance claims, net of reinsurance, in 2022 included weather-related claims of £116 million (2021: £30 million). Of this, £108 million (2021: £11 million) was related to severe weather events.

Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:

	2022 £m	2021 £m	2020 £m
Deaths	(731)	(790)	(694)
Maturities including surrenders	(6,161)	(6,915)	(5,514)
Annuities	(1,213)	(1,194)	(1,171)
Other	(165)	(164)	(291)
Total life insurance gross claims and surrenders	**(8,270)**	(9,063)	(7,670)

Note 11: Operating expenses

	2022 £m	2021 £m	2020 £m
Staff costs:			
Salaries	2,511	2,405	2,568
Performance-based compensation (see below)	458	335	117
Social security costs	341	308	287
Pensions and other post-retirement benefit schemes (note 35)	455	538	566
Restructuring costs	50	92	166
Other staff costs	257	207	131
	4,072	3,885	3,835
Premises and equipment costs:			
Rent and rates	100	118	117
Repairs and maintenance	137	169	174
Other[1]	95	(26)	176
	332	261	467
Other expenses:			
Communications and data processing	1,438	1,181	1,013
Advertising and promotion	170	161	187
Professional fees	265	210	189
UK bank levy	148	132	211
Regulatory and legal provisions (note 37)	255	1,300	464
Other	683	845	643
	2,959	3,829	2,707
Depreciation and amortisation:			
Depreciation of property, plant and equipment[2]	1,471	1,839	2,046
Amortisation of acquired value of in-force non-participating investment contracts (note 24)	22	24	26
Amortisation of other intangible assets (note 25)	903	962	660
	2,396	2,825	2,732
Goodwill impairment (note 23)	–	–	4
Total operating expenses	**9,759**	**10,800**	**9,745**

1 Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
2 Comprising depreciation in respect of premises £114 million (2021: £123 million; 2020: £127 million), equipment £561 million (2021: £779 million; 2020: £680 million), operating lease assets £570 million (2021: £709 million; 2020: £1,011 million) and right-of-use assets £226 million (2021: £228 million; 2020: £228 million).

Performance-based compensation
The tables below analyse the Group's performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2022 £m	2021 £m	2020 £m
Performance-based compensation expense comprises:			
Awards made in respect of the year ended 31 December	349	313	22
Awards made in respect of earlier years	109	22	95
	458	335	117

	2022 £m	2021 £m	2020 £m
Performance-based compensation expense deferred until later years comprises:			
Awards made in respect of the year ended 31 December	128	110	30
Awards made in respect of earlier years	20	22	31
	148	132	61

Performance-based awards expensed in 2022 include cash awards amounting to £144 million (2021: £134 million; 2020: £12 million).

Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2022	2021	2020
UK	62,587	64,250	67,881
Overseas	785	826	784
Total	**63,372**	**65,076**	**68,665**

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 12: Auditors' remuneration

Fees payable to the Company's auditors[1] by the Group are as follows:

	2022 £m	2021 £m	2020 £m
Fees payable for the:			
– audit of the Company's current year annual report	1.9	1.8	1.7
– audits of the Company's subsidiaries	29.5	23.7	22.4
– total audit fees in respect of the statutory audit of Group entities[2]	31.4	25.5	24.1
– services normally provided in connection with statutory and regulatory filings or engagements	6.3	4.8	3.7
Total audit fees[3]	37.7	30.3	27.8
Other audit-related fees[3]	1.5	0.5	0.5
All other fees[3]	5.0	1.2	0.9
Total non-audit services[4]	6.5	1.7	1.4
Total fees payable to the Company's auditors by the Group	**44.2**	**32.0**	**29.2**

1 Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.
2 As defined by the Financial Reporting Council (FRC).
3 As defined by the Securities and Exchange Commission (SEC).
4 As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £12.8 million in 2022 (2021: £6.5 million; 2020: £5.1 million).

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group's annual financial statements (including work related to the adoption of new accounting standards) and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the Group's financial statements filed on its Form 20-F.

Other audit–related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.

All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.

It is the Group's policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.

The Group has procedures that are designed to ensure auditor independence, including prohibiting certain non-audit services. All audit and non-audit assignments must be pre-approved by the Audit Committee on an individual engagement basis; for certain types of non-audit engagements where the fee is 'de minimis' the Audit Committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors[1] also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2022 £m	2021 £m	2020 £m
Audits of Group pension schemes	0.4	0.4	0.1
Audits of the unconsolidated Open-Ended Investment Companies managed by the Group	0.2	0.3	0.4
Reviews of the financial position of corporate and other borrowers	–	0.3	1.4

1 Deloitte LLP became the Group's statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.

Note 13: Impairment

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2022					
Impact of transfers between stages	**(24)**	**581**	**357**	**–**	**914**
Other changes in credit quality	**(278)**	**90**	**663**	**78**	**553**
Additions and repayments	**132**	**113**	**(69)**	**(58)**	**118**
Methodology and model changes	**2**	**11**	**(47)**	**(29)**	**(63)**
Other items	**–**	**–**	**–**	**–**	**–**
	(144)	**214**	**547**	**(9)**	**608**
Total impairment (credit) charge	**(168)**	**795**	**904**	**(9)**	**1,522**
In respect of:					
Loans and advances to banks	**12**	**2**	**–**	**–**	**14**
Loans and advances to customers	**(217)**	**694**	**883**	**(9)**	**1,351**
Debt securities	**7**	**–**	**–**	**–**	**7**
Financial assets at amortised cost	**(198)**	**696**	**883**	**(9)**	**1,372**
Other assets	**–**	**–**	**22**	**–**	**22**
Impairment charge on drawn balances	**(198)**	**696**	**905**	**(9)**	**1,394**
Loan commitments and financial guarantees	**24**	**99**	**(1)**	**–**	**122**
Financial assets at fair value through other comprehensive income	**6**	**–**	**–**	**–**	**6**
Total impairment (credit) charge	**(168)**	**795**	**904**	**(9)**	**1,522**

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2021					
Impact of transfers between stages	75	(481)	339	–	(67)
Other changes in credit quality	(331)	(320)	252	(48)	(447)
Additions and repayments	(246)	(389)	(96)	(87)	(818)
Methodology and model changes	(63)	15	6	–	(42)
Other items	2	4	(10)	–	(4)
	(638)	(690)	152	(135)	(1,311)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)
In respect of:					
Loans and advances to banks	(5)	–	–	–	(5)
Loans and advances to customers	(454)	(1,025)	498	(135)	(1,116)
Debt securities	–	–	–	–	–
Financial assets at amortised cost	(459)	(1,025)	498	(135)	(1,121)
Other assets	–	–	2	–	2
Impairment (credit) charge on drawn balances	(459)	(1,025)	500	(135)	(1,119)
Loan commitments and financial guarantees	(102)	(146)	(9)	–	(257)
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 13: Impairment continued

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2020					
Impact of transfers between stages	(169)	940	698	–	1,469
Other changes in credit quality	946	22	1,192	167	2,327
Additions and repayments	98	177	(48)	(30)	197
Methodology and model changes	(44)	170	26	–	152
Other items	–	–	10	–	10
	1,000	369	1,180	137	2,686
Total impairment charge	831	1,309	1,878	137	4,155
In respect of:					
Loans and advances to banks	5	–	–	–	5
Loans and advances to customers	697	1,151	1,865	137	3,850
Debt securities	1	–	–	–	1
Financial assets at amortised cost	703	1,151	1,865	137	3,856
Other assets	–	–	5	–	5
Impairment charge on drawn balances	703	1,151	1,870	137	3,861
Loan commitments and financial guarantees	123	158	8	–	289
Financial assets at fair value through other comprehensive income	5	–	–	–	5
Total impairment charge	831	1,309	1,878	137	4,155

The impairment charge contained no release (2021: release of £77 million; 2020: charge of £41 million) in respect of residual value impairment and voluntary terminations within the Group's UK motor finance business.

The Group's impairment charge comprises the following items:

Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.

Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge as a result of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayments of outstanding balances that have been provided against.

Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; as changes to either the model inputs or the underlying assumptions, as well as the impact of changing the models used.

Movements in the Group's impairment allowances are shown in note 18.

Note 14: Tax expense

(A)   Analysis of tax (expense) credit for the year

	2022 £m	2021 £m	2020 £m
UK corporation tax:			
Current tax on profit for the year	(1,152)	(1,472)	(480)
Adjustments in respect of prior years	31	94	355
	(1,121)	(1,378)	(125)
Foreign tax:			
Current tax on profit for the year	(74)	(51)	(27)
Adjustments in respect of prior years	(9)	21	25
	(83)	(30)	(2)
Current tax expense	(1,204)	(1,408)	(127)
Deferred tax:			
Current year	(390)	546	611
Adjustments in respect of prior years	221	(155)	(323)
Deferred tax (expense) credit	(169)	391	288
Tax (expense) credit	**(1,373)**	**(1,017)**	**161**

The tax (expense) credit is made up as follows:

	2022 £m	2021 £m	2020 £m
Tax (expense) credit attributable to policyholders	(40)	(163)	4
Shareholder tax (expense) credit	(1,333)	(854)	157
Tax (expense) credit	**(1,373)**	**(1,017)**	**161**

(B)   Factors affecting the tax (expense) credit for the year

The UK corporation tax rate for the year was 19.0 per cent (2021: 19.0 per cent; 2020: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below.

	2022 £m	2021 £m	2020 £m
Profit before tax	6,928	6,902	1,226
UK corporation tax thereon	(1,316)	(1,311)	(233)
Impact of surcharge on banking profits	(339)	(439)	(107)
Non-deductible costs: conduct charges	(5)	(185)	(24)
Non-deductible costs: bank levy	(28)	(22)	(38)
Other non-deductible costs	(72)	(83)	(74)
Non-taxable income	134	40	59
Tax relief on coupons on other equity instruments	83	81	86
Tax-exempt gains on disposals	67	140	81
Tax losses where no deferred tax recognised	11	(1)	(58)
Remeasurement of deferred tax due to rate changes	(53)	954	350
Differences in overseas tax rates	(63)	(19)	15
Policyholder tax	(65)	(63)	(46)
Policyholder deferred tax asset in respect of life assurance expenses	33	(69)	49
Adjustments in respect of prior years	243	(40)	104
Tax effect of share of results of joint ventures	(3)	–	(3)
Tax (expense) credit	**(1,373)**	**(1,017)**	**161**

On 17 November 2022 the UK Government confirmed its intention to implement the G20-OECD Inclusive Framework Pillar 2 rules in the UK, including a Qualified Domestic Minimum Top-Up Tax rule. This legislation, which is expected to be enacted in 2023, will seek to ensure that UK-headquartered multinational enterprises pay a minimum tax rate of 15 per cent on UK and overseas profits arising after 31 December 2023. As the UK rate of corporation tax in 2024 will be 25 per cent, and the Group's business is primarily in the UK, the impact of these rules on the Group is not expected to be material.

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Financial results

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Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 15: Earnings per share

	2022 £m	2021 £m	2020 £m
Profit attributable to ordinary shareholders – basic and diluted	5,021	5,355	865

	2022 million	2021 million	2020 million
Weighted-average number of ordinary shares in issue – basic	68,847	70,937	70,606
Adjustment for share options and awards	835	848	650
Weighted-average number of ordinary shares in issue – diluted	69,682	71,785	71,256
Basic earnings per share	7.3p	7.5p	1.2p
Diluted earnings per share	7.2p	7.5p	1.2p

Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted-average number of ordinary shares in issue during the year, which has been calculated after deducting 198 million (2021: 19 million; 2020: 28 million) ordinary shares representing the Group's holdings of own shares in respect of employee share schemes.

For the calculation of diluted earnings per share the weighted-average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares that arise in respect of share options and awards granted to employees. The number of shares that could have been acquired at the annual average price of the Company's shares based on the monetary value of the subscription rights attached to outstanding share options and awards is determined. This is deducted from the number of shares issuable under such options and awards to leave a residual bonus amount of shares which are added to the weighted-average number of ordinary shares in issue, but no adjustment is made to the profit attributable to equity shareholders.

There were 63 million anti-dilutive share options and awards excluded from the calculation of diluted earnings per share (2021: 143 million; 2020: 647 million).

Note 16: Financial assets at fair value through profit or loss

These assets are comprised as follows:

	2022			2021		
	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m
Loans and advances to banks	16	3,329	3,345	486	3,684	4,170
Loans and advances to customers	11,766	9,761	21,527	14,435	10,933	25,368
Debt securities:						
Government securities	2,185	7,872	10,057	6,579	11,101	17,680
Other public sector securities	–	2,516	2,516	–	2,731	2,731
Bank and building society certificates of deposit	–	7,133	7,133	–	6,297	6,297
Asset-backed securities:						
Mortgage-backed securities	7	228	235	12	421	433
Other asset-backed securities	14	171	185	3	272	275
Corporate and other debt securities	228	17,693	17,921	245	19,557	19,802
	2,434	35,613	38,047	6,839	40,379	47,218
Treasury and other bills	–	62	62	–	19	19
Contracts held with reinsurers	–	10,906	10,906	–	12,371	12,371
Equity shares	–	106,722	106,722	–	117,625	117,625
Total	**14,216**	**166,393**	**180,609**	21,760	185,011	206,771

Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £161,618 million (31 December 2021: £179,988 million). Included within these assets are investments in unconsolidated structured entities of £68,913 million (31 December 2021: £74,916 million), see note 48.

For amounts included above which are subject to repurchase and reverse repurchase agreements see note 52.

Note 17: Derivative financial instruments

The fair values and notional amounts of derivative instruments are set out in the following table:

	2022			2021		
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other						
Exchange rate contracts:						
Spot, forwards and futures	75,619	1,135	1,266	60,638	611	663
Currency swaps	373,735	7,181	7,480	319,882	3,451	3,171
Options purchased	7,820	417	–	5,045	371	–
Options written	7,049	–	470	5,660	–	428
	464,223	8,733	9,216	391,225	4,433	4,262
Interest rate contracts:						
Interest rate swaps	6,108,594	14,073	12,308	3,582,028	14,775	10,814
Forward rate agreements	75,499	3	4	6,437	1	1
Options purchased	18,875	864	–	19,145	1,907	–
Options written	23,245	–	986	18,483	–	1,590
Futures	31,335	26	34	214,983	19	13
	6,257,548	14,966	13,332	3,841,076	16,702	12,418
Credit derivatives	6,689	134	118	6,740	95	175
Equity and other contracts	16,490	845	849	12,539	735	878
Total derivative assets/liabilities – trading and other	**6,744,950**	**24,678**	**23,515**	4,251,580	21,965	17,733
Hedging						
Derivatives designated as fair value hedges:						
Interest rate and other swaps	152,662	10	503	172,695	46	308
Currency swaps	35	1	–	34	7	–
	152,697	11	503	172,729	53	308
Derivatives designated as cash flow hedges:						
Interest rate swaps	249,703	1	3	109,093	6	1
Exchange rate forward rate agreements	1,542	63	21	1,895	27	18
	251,245	64	24	110,988	33	19
Total derivative assets/liabilities – hedging	**403,942**	**75**	**527**	283,717	86	327
Total recognised derivative assets/liabilities	**7,148,892**	**24,753**	**24,042**	4,535,297	22,051	18,060

The notional amount of the contract does not represent the Group's exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges. Further details are provided in note 52 Credit risk.

The Group holds derivatives as part of the following strategies:

- Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
- To manage and hedge the Group's interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 52
- Derivatives held in policyholder funds as permitted by the investment strategies of those funds

The principal derivatives used by the Group are as follows:

- Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
- Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
- Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place
- Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group's exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date

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Financial results

Governance

Risk management

Financial statements

Other information

Note 17: Derivative financial instruments continued

Details of the Group's hedging instruments are set out below:

| | Maturity | | | | | |
| | Up to 1 month £m | 1–3 months £m | 3–12 months £m | 1–5 years £m | Over 5 years £m | Total £m |
At 31 December 2022						
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	1,904	12,765	37,488	64,307	36,198	152,662
Average fixed interest rate	1.51%	0.17%	0.72%	1.92%	1.94%	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	–	–	509	1,004	29	1,542
Average EUR/GBP exchange rate	–	–	1.15	1.10	1.04	
Average USD/GBP exchange rate	–	–	1.24	1.25	–	
Interest rate						
Interest rate swap						
Notional	4,741	6,472	26,175	161,391	50,924	249,703
Average fixed interest rate	3.01%	1.18%	2.36%	2.40%	1.60%	

| | Maturity | | | | | |
| | Up to 1 month £m | 1–3 months £m | 3–12 months £m | 1–5 years £m | Over 5 years £m | Total £m |
At 31 December 2021						
Fair value hedges						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	34	34
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	1,396	2,784	18,568	121,878	28,069	172,695
Average fixed interest rate	2.84%	1.31%	0.95%	0.68%	1.94%	
Cash flow hedges						
Foreign exchange						
Currency swap						
Notional	46	200	821	828	–	1,895
Average USD/GBP exchange rate	1.36	1.36	1.36	1.35	1.27	
Interest rate						
Interest rate swap						
Notional	1,000	625	10,428	58,896	38,144	109,093
Average fixed interest rate	0.00%	0.23%	0.55%	0.81%	0.65%	

Note 17: Derivative financial instruments continued

The carrying amounts of the Group's hedging instruments are as follows:

At 31 December 2022	Carrying amount of the hedging instrument			
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	**35**	**1**	**–**	**(2)**
Interest rate swaps	**152,662**	**10**	**503**	**1,286**
Cash flow hedges				
Foreign exchange				
Currency swaps	**1,542**	**63**	**21**	**198**
Interest rate				
Interest rate swaps	**249,703**	**1**	**3**	**(6,990)**

At 31 December 2021	Carrying amount of the hedging instrument			
	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges				
Interest rate				
Currency swaps	34	7	–	(2)
Interest rate swaps	172,695	46	308	946
Cash flow hedges				
Foreign exchange				
Currency swaps	1,895	27	18	(6)
Interest rate				
Interest rate swaps	109,093	6	1	(2,642)

All amounts are held within derivative financial instruments.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 17: Derivative financial instruments continued

The Group's hedged items are as follows:

At 31 December 2022	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate mortgages[1]	73,282	–	(2,602)	–	(3,198)		
Fixed rate issuance[2]	–	52,190	–	2,392	4,223		
Fixed rate bonds[3]	19,259	–	(1,549)	–	(2,350)		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[2]					(198)	134	90
Customer deposits[4]					–	–	3
Interest rate							
Customer loans[1]					5,636	(5,587)	(868)
Central bank balances[5]					2,703	(2,130)	(965)
Customer deposits[4]					(1,295)	1,781	(76)

At 31 December 2021	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedging reserve	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	£m	Continuing hedges £m	Discontinued hedges £m
Fair value hedges							
Interest rate							
Fixed rate mortgages[1]	88,791	–	(872)	–	(2,080)		
Fixed rate issuance[2]	–	58,648	–	1,967	2,071		
Fixed rate bonds[3]	25,019	–	342	–	(758)		
Cash flow hedges							
Foreign exchange							
Foreign currency issuance[2]					(15)	(28)	76
Customer deposits[4]					21	–	–
Interest rate							
Customer loans[1]					1,873	(742)	378
Central bank balances[5]					767	(212)	(78)
Customer deposits[4]					(110)	43	(109)

1   Included within loans and advances to customers.
2   Included within debt securities in issue.
3   Included within financial assets at fair value through other comprehensive income.
4   Included within customer deposits.
5   Included within cash and balances at central banks.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £1,988 million relating to fixed rate issuances of £760 million and mortgages of £1,228 million (2021: liability of £1,071 million relating to fixed rate issuances of £793 million and mortgages of £278 million).

Note 17: Derivative financial instruments continued

Gains and losses arising from hedge accounting are summarised as follows:

At 31 December 2022	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as: Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate mortgages		22			
Fixed rate issuance		(49)			
Fixed rate bonds		(14)			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	198	–	–	(22)	Interest expense
Customer deposits	3	–	–	–	Interest expense
Interest rate					
Customer loans	(6,145)	(30)	–	53	Interest income
Central bank balances	(2,831)	–	–	26	Interest income
Customer deposits	1,785	20	–	(14)	Interest expense

At 31 December 2021	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as: Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges					
Interest rate					
Fixed rate mortgages		207			
Fixed rate issuance		(23)			
Fixed rate bonds		(7)			
Cash flow hedges					
Foreign exchange					
Foreign currency issuance	16	–	3	(18)	Interest expense
Customer deposits	28	–	–	–	Interest expense
Interest rate					
Customer loans	(1,830)	(43)	–	(456)	Interest income
Central bank balances	(515)	(27)	–	(180)	Interest income
Customer deposits	22	1	–	30	Interest expense

1   Hedge ineffectiveness is included in the income statement within net trading income.

In 2021 there was a loss of £3 million (2022: £nil) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

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Financial results

Governance

Risk management

Financial statements

Other information

Note 18: Financial assets at amortised cost
Year ended 31 December 2022

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks										
At 1 January 2022	7,002	–	–	–	7,002	1	–	–	–	1
Exchange and other adjustments	558	–	–	–	558	–	–	–	–	–
Transfers to Stage 2	(3)	3	–		–	–	–	–		–
Impact of transfers between stages	(3)	3	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						7	–	–	–	7
Additions and repayments	3,063	24	–	–	3,087	5	2	–	–	7
Charge to the income statement						12	2	–	–	14
At 31 December 2022	10,620	27	–	–	10,647	13	2	–	–	15
Allowance for impairment losses	(13)	(2)	–	–	(15)					
Net carrying amount	10,607	25	–	–	10,632					
Loans and advances to customers										
At 1 January 2022	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Exchange and other adjustments[1]	(393)	15	(23)	12	(389)	2	–	39	65	106
Transfers to Stage 1	8,330	(8,257)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(35,046)	35,448	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,250)	(2,528)	3,778		–	(8)	(158)	166		–
Impact of transfers between stages	(27,966)	24,663	3,303		–	(120)	701	268		849
						(18)	511	356		849
Other changes in credit quality						(311)	74	665	78	506
Additions and repayments	9,314	1,555	(1,337)	(1,354)	8,178	110	98	(91)	(58)	59
Methodology and model changes						2	11	(47)	(29)	(63)
(Credit) charge to the income statement						(217)	694	883	(9)	1,351
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Allowance for impairment losses	(700)	(1,808)	(1,757)	(253)	(4,518)					
Net carrying amount	380,291	59,356	5,883	9,369	454,899					
Drawn ECL coverage[2] (%)	0.2	3.0	23.0	2.6	1.0					
Reverse repurchase agreements										
At 31 December 2022	44,865	–	–	–	44,865					
Allowance for impairment losses	–	–	–	–	–					
Net carrying amount	44,865	–	–	–	44,865					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

Note 18: Financial assets at amortised cost continued

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities										
At 1 January 2022	**6,827**	**9**	**2**	–	**6,838**	**1**	–	**2**	–	**3**
Exchange and other adjustments	408	–	(1)	–	407	–	–	(1)	–	(1)
Transfers to Stage 1	9	(9)	–		–	–	–	–		–
Impact of transfers between stages	9	(9)	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						3	–	–	–	3
Additions and repayments	2,690	–	–	–	2,690	4	–	–	–	4
Charge to the income statement						7	–	–	–	7
At 31 December 2022	**9,934**	–	**1**	–	**9,935**	**8**	–	**1**	–	**9**
Allowance for impairment losses	**(8)**	–	**(1)**	–	**(9)**					
Net carrying amount	**9,926**	–	–	–	**9,926**					
Total financial assets at amortised cost	**445,689**	**59,381**	**5,883**	**9,369**	**520,322**					

The total allowance for impairment losses includes £92 million (2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group's UK motor finance business.

Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages										
At 1 January 2022	**273,629**	**21,798**	**1,940**	**10,977**	**308,344**	**48**	**394**	**184**	**210**	**836**
Exchange and other adjustments[1]	–	–	–	12	12	–	–	28	65	93
Transfers to Stage 1	5,107	(5,096)	(11)		–	28	(27)	(1)		–
Transfers to Stage 2	(26,043)	26,204	(161)		–	(14)	25	(11)		–
Transfers to Stage 3	(444)	(1,793)	2,237		–	–	(63)	63		–
Impact of transfers between stages	(21,380)	19,315	2,065		–	(25)	254	98		327
						(11)	189	149		327
Other changes in credit quality						36	(9)	54	78	159
Additions and repayments	5,268	670	(585)	(1,354)	3,999	18	(10)	(45)	(58)	(95)
Methodology and model changes						–	(12)	(55)	(29)	(96)
Charge (credit) to the income statement						43	158	103	(9)	295
Advances written off			(28)	(13)	(41)			(28)	(13)	(41)
Recoveries of advances written off in previous years			24	–	24			24	–	24
At 31 December 2022	**257,517**	**41,783**	**3,416**	**9,622**	**312,338**	**91**	**552**	**311**	**253**	**1,207**
Allowance for impairment losses	**(91)**	**(552)**	**(311)**	**(253)**	**(1,207)**					
Net carrying amount	**257,426**	**41,231**	**3,105**	**9,369**	**311,131**					
Drawn ECL coverage (%)	*–*	*1.3*	*9.1*	*2.6*	*0.4*					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

Note 18: Financial assets at amortised cost continued

Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards								
At 1 January 2022	11,918	2,077	292	14,287	96	218	128	442
Exchange and other adjustments	(13)	(2)	–	(15)	4	2	(16)	(10)
Transfers to Stage 1	569	(566)	(3)	–	48	(47)	(1)	–
Transfers to Stage 2	(1,319)	1,358	(39)	–	(16)	36	(20)	–
Transfers to Stage 3	(184)	(191)	375	–	(3)	(43)	46	–
Impact of transfers between stages	(934)	601	333	–	(26)	185	73	232
					3	131	98	232
Other changes in credit quality					15	22	227	264
Additions and repayments	445	611	(14)	1,042	(1)	33	(5)	27
Methodology and model changes					3	27	3	33
Charge to the income statement					20	213	323	556
Advances written off			(413)	(413)			(413)	(413)
Recoveries of advances written off in previous years			91	91			91	91
At 31 December 2022	11,416	3,287	289	14,992	120	433	113	666
Allowance for impairment losses	(120)	(433)	(113)	(666)				
Net carrying amount	11,296	2,854	176	14,326				
Drawn ECL coverage (%)	1.1	13.2	39.1	4.4				

Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking								
At 1 January 2022	82,719	7,530	3,563	93,812	125	260	956	1,341
Exchange and other adjustments	748	6	(20)	734	4	(2)	41	43
Transfers to Stage 1	1,723	(1,676)	(47)	–	55	(55)	–	–
Transfers to Stage 2	(5,807)	5,950	(143)	–	(11)	19	(8)	–
Transfers to Stage 3	(404)	(326)	730	–	(2)	(14)	16	–
Impact of transfers between stages	(4,488)	3,948	540	–	(44)	131	7	94
					(2)	81	15	94
Other changes in credit quality					35	36	192	263
Additions and repayments	1,530	9	(587)	952	59	57	(9)	107
Methodology and model changes					(7)	(18)	–	(25)
Charge to the income statement					85	156	198	439
Advances written off			(127)	(127)			(127)	(127)
Recoveries of advances written off in previous years			2	2			2	2
At 31 December 2022	80,509	11,493	3,371	95,373	214	414	1,070	1,698
Allowance for impairment losses	(214)	(414)	(1,070)	(1,698)				
Net carrying amount	80,295	11,079	2,301	93,675				
Drawn ECL coverage (%)	0.3	3.6	31.7	1.8				

Note 18: Financial assets at amortised cost continued

Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances					
At 1 January 2022	109	86	5	–	200
Exchange and other adjustments	1	–	–	–	1
Transfers to Stage 1	19	(19)	–		–
Transfers to Stage 2	(9)	10	(1)		–
Transfers to Stage 3	(1)	(2)	3		–
Impact of transfers between stages	(15)	81	(1)		65
	(6)	70	1		65
Other items taken to the income statement	30	29	(2)	–	57
Charge (credit) to the income statement	24	99	(1)	–	122
At 31 December 2022	**134**	**185**	**4**	**–**	**323**

The Group's total impairment allowances were as follows:

	Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	13	2	–	–	15
UK mortgages	91	552	311	253	1,207
Credit cards	120	433	113	–	666
Other	275	409	259	–	943
Retail	486	1,394	683	253	2,816
Commercial Banking	214	414	1,070	–	1,698
Other	–	–	4	–	4
Loans and advances to customers	700	1,808	1,757	253	4,518
Debt securities	8	–	1	–	9
Financial assets at amortised cost	721	1,810	1,758	253	4,542
Other assets	–	–	38	–	38
Provisions in relation to loan commitments and financial guarantees	134	185	4	–	323
Total	**855**	**1,995**	**1,800**	**253**	**4,903**
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 18: Financial assets at amortised cost continued

Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks										
At 1 January 2021	8,066	–	–	–	8,066	6	–	–	–	6
Exchange and other adjustments	(11)	–	–	–	(11)	–	–	–	–	–
Other changes in credit quality						(5)	–	–	–	(5)
Additions and repayments	(1,053)	–	–	–	(1,053)	–	–	–	–	–
Credit to the income statement						(5)	–	–	–	(5)
At 31 December 2021	7,002	–	–	–	7,002	1	–	–	–	1
Allowance for impairment losses	(1)	–	–	–	(1)					
Net carrying amount	7,001	–	–	–	7,001					
Loans and advances to customers										
At 1 January 2021	375,300	51,659	6,490	12,511	445,960	1,372	2,145	1,982	261	5,760
Exchange and other adjustments[1]	(2,686)	(39)	(81)	68	(2,738)	(3)	(6)	(1)	121	111
Transfers to Stage 1	18,705	(18,665)	(40)		–	564	(553)	(11)		–
Transfers to Stage 2	(12,009)	12,724	(715)		–	(48)	155	(107)		–
Transfers to Stage 3	(872)	(1,822)	2,694		–	(13)	(220)	233		–
Impact of transfers between stages	5,824	(7,763)	1,939		–	(428)	195	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(245)	(271)	255	(48)	(309)
Additions and repayments	21,598	(8,926)	(1,007)	(1,565)	10,100	(221)	(346)	(99)	(87)	(753)
Methodology and model changes						(63)	15	6	–	(42)
(Credit) charge to the income statement						(454)	(1,025)	498	(135)	(1,116)
Advances written off			(1,058)	(37)	(1,095)			(1,058)	(37)	(1,095)
Recoveries of advances written off in previous years			160	–	160			160	–	160
At 31 December 2021	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Allowance for impairment losses	(915)	(1,114)	(1,581)	(210)	(3,820)					
Net carrying amount	399,121	33,817	4,862	10,767	448,567					
Drawn ECL coverage (%)	0.2	3.2	24.5	1.9	0.8					
Reverse repurchase agreements										
At 31 December 2021	54,753	–	–	–	54,753					
Allowance for impairment losses	–	–	–	–	–					
Net carrying amount	54,753	–	–	–	54,753					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

Note 18: Financial assets at amortised cost continued

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities										
At 1 January 2021	5,406	–	2	–	5,408	1	–	2	–	3
Exchange and other adjustments	(20)	–	–	–	(20)	–	–	–	–	–
Transfers to Stage 2	(6)	6	–		–	–	–	–		–
Impact of transfers between stages	(6)	6	–		–	–	–	–		–
						–	–	–		–
Additions and repayments	1,447	3	–	–	1,450	–	–	–	–	–
Charge to the income statement						–	–	–	–	–
At 31 December 2021	6,827	9	2	–	6,838	1	–	2	–	3
Allowance for impairment losses	(1)	–	(2)	–	(3)					
Net carrying amount	6,826	9	–	–	6,835					
Total financial assets at amortised cost	467,701	33,826	4,862	10,767	517,156					

Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages										
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	–	–	–	68	68	–	–	18	121	139
Transfers to Stage 1	10,109	(10,105)	(4)		–	66	(66)	–		–
Transfers to Stage 2	(6,930)	7,425	(495)		–	(5)	37	(32)		–
Transfers to Stage 3	(147)	(942)	1,089		–	–	(35)	35		–
Impact of transfers between stages	3,032	(3,622)	590		–	(58)	84	48		74
						3	20	51		74
Other changes in credit quality						(14)	(32)	(30)	(48)	(124)
Additions and repayments	19,179	(3,598)	(490)	(1,565)	13,526	8	(52)	(33)	(87)	(164)
Methodology and model changes						(53)	(10)	6	–	(57)
Credit to the income statement						(56)	(74)	(6)	(135)	(271)
Advances written off			(28)	(37)	(65)			(28)	(37)	(65)
Recoveries of advances written off in previous years			9	–	9			9	–	9
At 31 December 2021	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Allowance for impairment losses	(48)	(394)	(184)	(210)	(836)					
Net carrying amount	273,581	21,404	1,756	10,767	307,508					
Drawn ECL coverage (%)	–	1.8	9.5	1.9	0.3					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 18: Financial assets at amortised cost continued

Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards								
At 1 January 2021	11,301	3,273	340	14,914	155	458	153	766
Exchange and other adjustments	(29)	(7)	(1)	(37)	7	13	(13)	7
Transfers to Stage 1	1,610	(1,605)	(5)	–	190	(188)	(2)	–
Transfers to Stage 2	(513)	558	(45)	–	(10)	34	(24)	–
Transfers to Stage 3	(137)	(259)	396	–	(4)	(77)	81	–
Impact of transfers between stages	960	(1,306)	346	–	(115)	46	71	2
					61	(185)	126	2
Other changes in credit quality					(65)	(50)	230	115
Additions and repayments	(314)	117	(35)	(232)	(62)	(18)	(10)	(90)
Methodology and model changes					–	–	–	–
(Credit) charge to the income statement					(66)	(253)	346	27
Advances written off			(444)	(444)			(444)	(444)
Recoveries of advances written off in previous years			86	86			86	86
At 31 December 2021	11,918	2,077	292	14,287	96	218	128	442
Allowance for impairment losses	(96)	(218)	(128)	(442)				
Net carrying amount	11,822	1,859	164	13,845				
Drawn ECL coverage (%)	0.8	10.5	43.8	3.1				

Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking								
At 1 January 2021	78,868	15,058	3,576	97,502	299	733	1,290	2,322
Exchange and other adjustments	151	(1)	(77)	73	(3)	(5)	18	10
Transfers to Stage 1	5,744	(5,729)	(15)	–	192	(191)	(1)	–
Transfers to Stage 2	(3,146)	3,273	(127)	–	(19)	48	(29)	–
Transfers to Stage 3	(335)	(284)	619	–	(2)	(29)	31	–
Impact of transfers between stages	2,263	(2,740)	477	–	(176)	40	6	(130)
					(5)	(132)	7	(130)
Other changes in credit quality					(101)	(133)	(159)	(393)
Additions and repayments	1,437	(4,787)	(215)	(3,565)	(65)	(203)	(2)	(270)
Methodology and model changes					–	–	–	–
Credit to the income statement					(171)	(468)	(154)	(793)
Advances written off			(200)	(200)			(200)	(200)
Recoveries of advances written off in previous years			2	2			2	2
At 31 December 2021	82,719	7,530	3,563	93,812	125	260	956	1,341
Allowance for impairment losses	(125)	(260)	(956)	(1,341)				
Net carrying amount	82,594	7,270	2,607	92,471				
Drawn ECL coverage (%)	0.2	3.5	26.8	1.4				

Note 18: Financial assets at amortised cost continued

Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

| | Allowance for expected credit losses | | | | |
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances					
At 1 January 2021	212	234	13	–	459
Exchange and other adjustments	(1)	(2)	1	–	(2)
Transfers to Stage 1	78	(78)	–		–
Transfers to Stage 2	(8)	8	–		–
Transfers to Stage 3	(1)	(6)	7		–
Impact of transfers between stages	(69)	18	(4)		(55)
	–	(58)	3		(55)
Other items taken to the income statement	(102)	(88)	(12)	–	(202)
Credit to the income statement	(102)	(146)	(9)	–	(257)
At 31 December 2021	109	86	5	–	200

The Group's total impairment allowances were as follows:

| | Allowance for expected credit losses | | | | |
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	1	–	–	–	1
UK mortgages	48	394	184	210	836
Credit cards	96	218	128	–	442
Other	246	242	307	–	795
Retail	390	854	619	210	2,073
Commercial Banking	125	260	956	–	1,341
Other	400	–	6	–	406
Loans and advances to customers	915	1,114	1,581	210	3,820
Debt securities	1	–	2	–	3
Financial assets at amortised cost	917	1,114	1,583	210	3,824
Other assets	–	–	18	–	18
Provisions in relation to loan commitments and financial guarantees	109	86	5	–	200
Total	1,026	1,200	1,606	210	4,042
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	–	–	–	3

The movement tables are compiled by comparing the position at 31 December to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at 31 December, with the exception of those held within purchased or originated credit-impaired, which are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 19: Allowance for expected credit losses

The calculation of the Group's expected credit loss allowances and provisions against loan commitments and guarantees, which are set out in note 18, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:

Definition of default

The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default were added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance, aligning the definition of Stage 3 credit-impaired for IFRS 9 to the CRD IV prudential regulatory definition of default. This change in definition of default contributes to the £1.5 billion increase in Stage 3 UK mortgages during the period.

Lifetime of an exposure

A range of approaches, segmented by product type, has been adopted by the Group to estimate a product's expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For revolving retail products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group's assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.

Significant increase in credit risk

Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months' expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade.

SICR triggers for key Retail portfolios

Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %[1]	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00

1 Probability-weighted annualised lifetime probability of default.

For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade is treated as a SICR.

The Group uses the internal credit risk classification and watchlist as qualitative indicators to identify a SICR. The Group does not use the low credit risk exemption in its staging assessments. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, nor forbearance, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.

All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due.

A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing, forborne and defaulted exposures in accordance with prudential regulation. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.

The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

Note 19: Allowance for expected credit losses continued

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2022 reporting.

Base case and MES economic assumptions

The Group's base case economic scenario has been revised in light of the ongoing war in Ukraine, reversals in UK fiscal policy, and a continuing global shift towards a more restrictive monetary policy stance against a backdrop of elevated inflation pressures. The Group's updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains 'local', i.e. without overtly involving neighbouring countries, NATO or China; second, the UK labour market participation rate remains below pre-pandemic levels, impeding the economy's supply capacity; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs that might arise from a rapid return to the two per cent target.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for a contraction in economic activity and a rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2022, for which actuals may have since emerged prior to publication.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 31 December 2022 covers the five years 2022 to 2026. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough

The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, therefore they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as of 31 December 2022 is 1 January 2022. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI Inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 19: Allowance for expected credit losses continued

At 31 December 2022	2022 %	2023 %	2024 %	2025 %	2026 %	2022 to 2026 average %	Start to peak[1] %	Start to trough[1] %
Upside								
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9
Base case								
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6
Downside								
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2
Severe downside								
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate – adjusted[2]	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation – adjusted[2]	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5
Probability-weighted								
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate – adjusted[2]	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation – adjusted[2]	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6

1. Since the level of property prices peaked during 2022, peak to trough declines for house price growth and commercial real estate price growth are larger than the start to trough declines over the period shown.
2. The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2022	First quarter 2022 %	Second quarter 2022 %	Third quarter 2022 %	Fourth quarter 2022 %	First quarter 2023 %	Second quarter 2023 %	Third quarter 2023 %	Fourth quarter 2023 %
Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1

1. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Note 19: Allowance for expected credit losses continued

At 31 December 2021	2021 %	2022 %	2023 %	2024 %	2025 %	2021 to 2025 average %	Start to peak %	Start to trough %
Upside								
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0	12.6	(1.3)
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7	4.9	3.2
House price growth	10.1	2.6	4.9	4.7	3.6	5.1	28.5	1.2
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7	20.9	0.8
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43	2.04	0.10
CPI inflation[1]	2.6	5.9	3.3	2.6	3.3	3.5	6.5	0.6
Base case								
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9	12.3	(1.3)
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4	4.9	4.3
House price growth	9.8	0.0	0.0	0.5	0.7	2.1	11.0	1.2
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2	10.2	0.8
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85	1.25	0.10
CPI inflation[1]	2.6	5.9	3.0	1.6	2.0	3.0	6.5	0.6
Downside								
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8	11.4	(1.3)
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6	6.0	4.3
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)	9.2	(14.8)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)	8.6	(12.8)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47	0.71	0.10
CPI inflation[1]	2.6	5.8	2.8	1.3	1.6	2.8	6.4	0.6
Severe downside								
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1	7.6	(1.3)
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3	8.5	4.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)	9.1	(30.2)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)	6.9	(30.0)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08	0.25	0.02
CPI inflation[1]	2.6	5.8	2.3	0.5	0.9	2.4	6.5	0.4
Probability-weighted								
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8	11.6	(1.3)
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8	5.0	4.3
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6	9.6	1.2
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1	9.9	(0.3)
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83	1.20	0.10
CPI inflation[1]	2.6	5.9	2.9	1.7	2.2	3.1	6.5	0.6

1   For 31 December 2021 scenarios, CPI numbers were translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates.

Base case scenario by quarter[1] At 31 December 2021	First quarter 2021 %	Second quarter 2021 %	Third quarter 2021 %	Fourth quarter 2021 %	First quarter 2022 %	Second quarter 2022 %	Third quarter 2022 %	Fourth quarter 2022 %
Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3

1   Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Note 19: Allowance for expected credit losses continued

ECL sensitivity to economic assumptions

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million compared to £223 million at 31 December 2021.

	At 31 December 2022					At 31 December 2021[1]				
	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,209	514	790	1,434	3,874	837	637	723	967	1,386
Credit cards	763	596	727	828	1,180	521	442	500	569	672
Other Retail	1,016	907	992	1,056	1,290	825	760	811	863	950
Commercial Banking	1,869	1,459	1,656	2,027	3,261	1,433	1,295	1,358	1,505	1,859
Other	46	46	46	47	47	426	426	427	426	424
ECL allowance	**4,903**	**3,522**	**4,211**	**5,392**	**9,652**	4,042	3,560	3,819	4,330	5,291

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and the majority of post-model adjustments are reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £820 million compared to £230 million at 31 December 2021.

	At 31 December 2022				At 31 December 2021[1]			
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	469	734	1,344	7,848	636	722	973	1,448
Credit cards	563	719	842	1,320	434	500	583	707
Other Retail	886	984	1,059	1,449	754	808	867	972
Commercial Banking	1,425	1,600	2,142	5,190	1,290	1,357	1,518	2,116
Other	46	46	47	47	425	425	425	425
ECL allowance	**3,389**	**4,083**	**5,434**	**15,854**	3,539	3,812	4,366	5,668

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

The table below shows the percentage of assets that would be recorded in Stage 2 for the upside, base case, downside and severe downside scenarios, if stage allocation was based on each specific scenario.

	At 31 December 2022				At 31 December 2021[1]			
	Upside %	Base case %	Downside %	Severe downside %	Upside %	Base case %	Downside %	Severe downside %
UK mortgages	8.5	11.3	12.7	59.9	6.6	6.8	7.9	10.1
Credit cards	16.2	20.8	24.0	37.7	11.9	13.7	16.4	20.0
Other Retail	9.1	10.7	12.1	21.7	9.3	9.6	10.5	13.0
Commercial Banking	6.1	6.9	17.2	49.9	7.5	7.7	9.3	20.1
Percentage of assets in Stage 2	**8.2**	**10.5**	**14.2**	**55.1**	6.5	6.6	7.7	11.6

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Note 19: Allowance for expected credit losses continued

The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 31 December 2022		At 31 December 2021[1]	
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	12	(12)
Commercial Banking	100	(91)	52	(45)
ECL impact	**192**	**(178)**	107	(95)

1   Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2022		At 31 December 2021	
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	**(225)**	**370**	(112)	162

Individual assessments

Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group's latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2022, individually assessed provisions for Commercial Banking were £1,008 million (2021: £905 million) which reflected a range of £908 million to £1,140 million (2021: £741 million to £1,024 million), based on the range of alternative outcomes considered.

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group's impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group's allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments. Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.

The coronavirus pandemic and the various support measures resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there was a greater need for management judgements to be applied alongside the use of models at 31 December 2021. During 2022 the direct impact of the pandemic on both economic and credit performance has reduced, resulting in the release of all material judgements required specifically to capture COVID-19 risks. Conversely, the intensifying inflationary pressures alongside rising interest rates within the Group's outlook have created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. At 31 December 2022 management judgement resulted in additional ECL allowances totalling £330 million (2021: £1,284 million).

Note 19: Allowance for expected credit losses continued

The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

| | Modelled ECL £m | Individually assessed £m | Judgements due to: | | | Total ECL £m |
			COVID-19[1] £m	Inflationary risk £m	Other £m	
At 31 December 2022						
UK mortgages	946	–	–	49	214	1,209
Credit cards	698	–	–	93	(28)	763
Other Retail	903	–	1	53	59	1,016
Commercial Banking	972	1,008	–	–	(111)	1,869
Other	46	–	–	–	–	46
Total	**3,565**	**1,008**	**1**	**195**	**134**	**4,903**
At 31 December 2021						
UK mortgages	292	–	67	52	426	837
Credit cards	436	–	94	–	(9)	521
Other Retail[2]	757	–	18	–	50	825
Commercial Banking[2]	342	905	200	–	(14)	1,433
Other[2]	26	–	400	–	–	426
Total	**1,853**	**905**	**779**	**52**	**453**	**4,042**

1 Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group's economic outlook and observed loss experience, which have required additional model limitations to be addressed. In 2021, there was a £400 million other COVID-19 judgement to recognise the risk that the conditioning assumptions assumed in the base case economic scenario were invalidated by future events.
2 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Judgements due to inflationary risk
UK mortgages: £49 million (2021: £52 million)
These adjustments comprise:

Inflationary and interest rate pressures: £49 million (2021: £52 million)
There has been only modest evidence of credit deterioration in the UK mortgages portfolio through 2022 despite the high levels of inflation and the rising interest rate environment. Mortgage ECL models use bank base rate as a driver of predicted defaults and that has contributed to the elevated levels of ECL at 31 December 2022. However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group's ECL models. This risk is to customers maturing from low fixed rate deals, the building impact on variable rate holders and lower levels of real household income.

The level of risk is somewhat mitigated from stressed affordability assessments applied at loan origination which means most customers are anticipated to be able to absorb payment shocks. A judgemental uplift in ECL has therefore been taken in specific segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not use bank base rate as a material driver of predicted defaults.

At 31 December 2021 additional judgemental ECL was taken in UK mortgages to recognise the heightened risk of interest rates increasing rapidly compared to the base case outlook. This judgement quantified incremental losses from adopting an alternative severe downside scenario with a 4 per cent interest rate peak. This judgement is no longer required given the Group's base case outlook, and modelled ECL, now captures an equivalent interest rate view within the base case alongside an adjusted severe scenario with a 7 per cent interest rate peak.

Credit cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
These adjustments comprise:

Inflationary risk on Retail segments: Credit Cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
The Group's ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.

Alongside these portfolio-wide adjustments management have also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater stress to date, uplifts have been applied to recognise continued inflation and interest rates pose a greater proportionate risk in future periods. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.

Note 19: Allowance for expected credit losses continued

Other judgements

UK mortgages: £214 million (2021: £426 million)

These adjustments principally comprise:

Increase in time to repossession: £118 million (2021: £87 million)

Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group's experience of possessions data on which our models rely on is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession.

Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession set to 70 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the required levels.

Asset recovery values: £69 million (2021: £21 million)

Due to low repossession volumes, sales data informing the estimated level of discount in the event of repossessions has been limited, impacting the ability to update model parameters. Despite these low volumes, since 2020 the observed asset recovery sale values have remained broadly the same on the limited volumes seen, however the indexed valuation within the model has shown an increasing trend due to HPI increases, therefore management consider it appropriate to uplift ECL to reflect expected recovery values.

Adjustment for specific segments: £25 million (2021: £54 million)

The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. The judgement for fire safety and cladding uncertainty has reduced to £25 million (31 December 2021: £36 million). Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues, but this risk has reduced throughout the year.

Credit cards: £(28) million (2021: £(9) million) and Other Retail: £59 million (2021: £50 million)

These adjustments principally comprise:

Lifetime extension on revolving products: Credit cards: £82 million (2021: £41 million) and Other Retail: £14 million (2021: £5 million)

An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, which concluded in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.

Adjustments to loss given defaults (LGDs): Credit cards: £(96) million (2021: £(37) million) and Other Retail: £13 million (2021: £24 million)

A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.

Motor default suppression: Other Retail: £13 million (2021: £nil)

Used car prices have continued to rise through 2022 with lower actual defaults materialising than anticipated. Management consider it appropriate to uplift ECL to account for the risk that prices return back to more normalised levels.

Commercial Banking: £(111) million (2021: £(14) million)

These adjustments principally comprise:

Adjustments to loss given defaults (LGDs): £(105) million (2021: £(25) million)

The modelling approach for loss given default for commercial exposures has been reviewed. Management deem ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.

Corporate insolvency rates: £(35) million (2021: £nil)

During 2022, the volume of UK corporate insolvencies showed an increasing trend to above December 2019 levels, revealing a marked dislocation between observed UK corporate insolvencies and the Group's credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group's Commercial Banking model response which uses observed UK corporate insolvencies data. Given the Group's asset quality remains strong with very low new defaults, a negative adjustment was deemed appropriate by management to address potential overstatement of Commercial Banking ECL.

Climate risk

The Group considers how climate risks are incorporated into the measurement of expected credit losses. An assessment was performed of the Group's internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the Network for Greening the Financial System (NGFS). This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group's lending portfolios and insights produced by the Group's climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.

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Note 20: Finance lease and hire purchase receivables

The Group's finance lease and hire purchase receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	Finance leases		Hire purchase	
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	223	346	6,339	4,752
Later than 1 year and not later than 2 years	223	143	3,896	4,541
Later than 2 years and not later than 3 years	119	230	3,725	3,998
Later than 3 years and not later than 4 years	54	118	2,975	2,828
Later than 4 years and not later than 5 years	40	54	388	816
Later than 5 years	299	337	275	374
Gross investment	958	1,228	17,598	17,309
Unearned future finance income	(181)	(232)	(1,458)	(1,359)
Rentals received in advance	(11)	(14)	(111)	(89)
Net investment	766	982	16,029	15,861

The net investment represents amounts recoverable as follows:

	Finance leases		Hire purchase	
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	177	277	5,646	4,032
Later than 1 year and not later than 2 years	192	110	3,468	4,172
Later than 2 years and not later than 3 years	96	200	3,456	3,781
Later than 3 years and not later than 4 years	38	96	2,856	2,754
Later than 4 years and not later than 5 years	27	38	358	767
Later than 5 years	236	261	245	355
Net investment	766	982	16,029	15,861

Equipment leased to customers under finance leases and hire purchase receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £14 million (2021: £18 million) and for hire purchase receivables of £238 million (2021: £275 million).

The Group's finance lease and hire purchase assets are comprised as follows:

	Finance leases		Hire purchase	
	2022 £m	2021 £m	2022 £m	2021 £m
Electric vehicles	8	3	578	430
Internal combustion engine vehicles	176	142	10,817	10,713
Hybrid vehicles	5	3	741	524
Other	577	834	3,893	4,194
Net investment	766	982	16,029	15,861

Note 21: Financial assets at fair value through other comprehensive income

	2022 £m	2021 £m
Debt securities:		
Government securities	11,211	14,613
Asset-backed securities	146	70
Corporate and other debt securities	11,514	13,134
	22,871	27,817
Treasury and other bills	–	85
Equity shares	283	235
Total financial assets at fair value through other comprehensive income	**23,154**	**28,137**

All assets were assessed at Stage 1 at 31 December 2021 and 2022.

Note 22: Investments in joint ventures and associates

The Group's share of results of, and investments in, equity accounted joint ventures and associates comprises:

	Joint ventures			Associates			Total		
	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
Share of income statement amounts:									
Income	108	90	72	7	4	4	115	94	76
Expenses	(85)	(80)	(78)	(20)	(11)	(11)	(105)	(91)	(89)
Impairment	–	–	–	–	–	–	–	–	–
Profit (loss) before tax	23	10	(6)	(13)	(7)	(7)	10	3	(13)
Tax	–	(1)	–	–	–	–	–	(1)	–
Share of post-tax results	23	9	(6)	(13)	(7)	(7)	10	2	(13)
Share of other comprehensive income	–	–	–	–	–	–	–	–	–
Share of total comprehensive income	23	9	(6)	(13)	(7)	(7)	10	2	(13)
Share of balance sheet amounts:									
Current assets	324	421		58	23		382	444	
Non-current assets	227	169		3	12		230	181	
Current liabilities	(97)	(142)		(11)	(5)		(108)	(147)	
Non-current liabilities	(119)	(126)		–	–		(119)	(126)	
Share of net assets at 31 December	335	322		50	30		385	352	
Movement in investments over the year:									
At 1 January	322	279		30	17		352	296	
Exchange and other adjustments	(17)	–		(6)	–		(23)	–	
Additional investments	56	34		39	20		95	54	
Repayment of capital	(36)	–		–	–		(36)	–	
Share of post-tax results	23	9		(13)	(7)		10	2	
Dividends paid	(13)	–		–	–		(13)	–	
Share of net assets at 31 December	335	322		50	30		385	352	

The Group's unrecognised share of losses of associates for the year was £nil (2021: £nil; 2020: £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group's unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £2 million (2021: £2 million; 2020: £2 million) and of joint ventures is £5 million (2021: £5 million; 2020: £5 million).

Where entities have statutory accounts drawn up to a date other than 31 December, management accounts are used for Group reporting.

Included within the investment in joint ventures at 31 December 2022 is £68 million (2021: £73 million) of lending carried at amortised cost.

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Note 23: Goodwill

	2022 £m	2021 £m
At 1 January	2,320	2,320
Acquisition of businesses (see below)	335	–
At 31 December	**2,655**	**2,320**
Cost[1]	2,999	2,664
Accumulated impairment losses	(344)	(344)
At 31 December	**2,655**	**2,320**

1 For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.

On 31 January 2022, the Group completed the acquisition of 100 per cent of the share capital of Embark Group Limited (Embark), which together with its subsidiaries operates an investment and retirement platform business, enhancing the Group's Wealth business capabilities, and has been consolidated into the Group's results from that date. The total fair value of the purchase consideration was £377 million, settled in cash, and goodwill of £324 million has been recognised on the transaction. None of the goodwill recognised is deductible for tax purposes. Acquisition-related costs of £4 million have been included in operating expenses for the year ended 31 December 2022. The revenue included in the consolidated statement of comprehensive income since 31 January 2022 contributed by Embark was £81 million, with net loss after tax of £9 million over the same period. Had Embark been consolidated from 1 January 2022, the consolidated statement of comprehensive income would have included revenue of £87 million and a net loss after tax of £12 million. The goodwill relating to the acquisition of Embark has been allocated to the Group's Life and pensions business as it is expected to benefit from the synergies of the acquisition.

In addition, goodwill of £11 million arose on the Group's acquisition of Cavendish Online during the year.

The goodwill held in the Group's balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,655 million (2021: £2,320 million), £2,171 million, or 82 per cent (2021: £1,836 million, 79 per cent), including the £324 million arising on the acquisition of Embark in the year, has been allocated to the Life and pensions cash generating unit; £302 million, or 11 per cent (2021: £302 million, 13 per cent) has been allocated to the Credit card cash generating unit in the Group's Retail division; and £166 million, or 6 per cent (2021: £166 million, 7 per cent) to the Motor business cash generating unit.

The recoverable amount of the goodwill relating to Scottish Widows is based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a four-year period, the related run-off of existing business in-force and a discount rate (pre-tax) of 11.2 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions (which will reflect current and future risks, such as climate and expected economic activity conditions) and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the four-year period have been extrapolated using a reducing balance growth rate that falls from 3.5 per cent down to 2.0 percent after 20 years, which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Scottish Widows to fall below its balance sheet carrying value.

The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group's cost of equity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.

The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group's cost of equity. The cash flows beyond the four-year period assume 3.5 per cent growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.

Note 24: Value of in-force business
Key assumptions
The impacts of reasonably possible changes in the key assumptions made in respect of the Group's life insurance business, which include the impact on the value of in-force business, are disclosed in note 32.

The principal features of the methodology and process used for determining key assumptions used in the calculation of the value of in-force business are set out below:

Economic assumptions
Each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In practice, to achieve the same result, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the 'certainty equivalent' approach whereby it is assumed that all assets earn a risk-free rate and all cash flows are discounted at a risk-free rate. The certainty equivalent approach covers all investment assets relating to insurance and participating investment contracts, other than the annuity business (where an illiquidity premium is included, see below).

A market-consistent approach has been adopted for the valuation of financial options and guarantees, using a stochastic option pricing technique calibrated to be consistent with the market price of relevant options at each valuation date. Further information on options and guarantees can be found in note 31.

Note 24: Value of in-force business continued

The liabilities in respect of the Group's UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 160 basis points at 31 December 2022 (31 December 2021: 88 basis points).

The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

The table below shows the resulting range of yields and other key assumptions at 31 December:

	2022 %	2021 %
Risk-free rate (value of in-force non-annuity business)[1]	1.94 to 4.55	(0.16) to 3.60
Risk-free rate (value of in-force annuity business)[1]	3.54 to 6.15	0.72 to 4.49
Risk-free rate (financial options and guarantees)[1]	1.94 to 4.55	(0.16) to 3.60
Retail price inflation	3.70	3.28
Expense inflation	4.00	3.58

1   All risk-free rates are quoted as the range of rates implied by the relevant forward swap curve.

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk, reinsurer default and the with-profit funds these can be asymmetric in the range of potential outcomes for which an explicit allowance is made.

Non-economic assumptions

Future mortality, morbidity, expenses, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. Further information on these assumptions is given in note 31 and the effect of changes in key assumptions is given in note 32.

The value of in-force business asset in the consolidated balance sheet is comprised as follows:

	2022 £m	2021 £m
Acquired value of in-force non-participating investment contracts	175	197
Value of in-force insurance and participating investment contracts	5,244	5,317
Total value of in-force business	**5,419**	5,514

The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2022 £m	2021 £m
At 1 January	197	221
Amortisation (note 11)	(22)	(24)
At 31 December	**175**	197

The acquired value of in-force non-participating investment contracts includes £106 million (2021: £119 million) in relation to OEIC business.

Movement in value of in-force business

The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2022 £m	2021 £m
At 1 January	5,317	5,396
Exchange and other adjustments	7	(9)
Movements in the year:		
New business	416	321
Existing business:		
Expected return	(360)	(355)
Experience variances	18	84
Assumption changes	247	(465)
Economic variance	(401)	345
Movement in the value of in-force business (note 9)	(80)	(70)
At 31 December	**5,244**	5,317

This breakdown shows the movement in the value of in-force business only, and does not represent the full contribution that each item in the breakdown makes to profit before tax. This will also contain changes in the other assets and liabilities of the relevant businesses, including the effects of changes in assumptions used to value the liabilities. The presentation of economic variance includes the impact of financial market conditions being different at the end of the year from those included in assumptions used to calculate new and existing business returns.

Note 25: Other intangible assets

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer-related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:						
At 1 January 2021	596	2,770	1,002	538	5,894	10,800
Additions and acquisitions	–	–	–	–	1,017	1,017
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	596	2,770	1,002	538	6,451	11,357
Exchange and other adjustments	–	–	–	–	(1)	(1)
Additions and acquisitions	5	–	–	34	1,452	1,491
Disposals and write-offs	(12)	–	–	–	(186)	(198)
At 31 December 2022	**589**	**2,770**	**1,002**	**572**	**7,716**	**12,649**
Accumulated amortisation:						
At 1 January 2021	216	2,770	551	538	2,585	6,660
Exchange and other adjustments	–	–	–	–	(1)	(1)
Charge for the year (note 11)	–	–	70	–	892	962
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	216	2,770	621	538	3,016	7,161
Exchange and other adjustments	–	–	1	3	(7)	(3)
Charge for the year (note 11)	–	–	70	–	833	903
Disposals and write-offs	(12)	–	–	–	(186)	(198)
At 31 December 2022	**204**	**2,770**	**692**	**541**	**3,656**	**7,863**
Balance sheet amount at 31 December 2022	**385**	**–**	**310**	**31**	**4,060**	**4,786**
Balance sheet amount at 31 December 2021	380	–	381	–	3,435	4,196

Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group's balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2022 was £380 million (2021: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cost generating unit, a discount rate of 10 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.

Note 26: Other assets

	2022 £m	2021 £m
Property, plant and equipment:		
Investment properties (see below)	2,532	3,612
Premises	871	817
Equipment	1,285	1,634
Operating lease assets (see below)	4,816	4,196
Right-of-use assets (note 27)	1,156	1,318
	10,660	11,577
Settlement balances	416	434
Prepayments	1,224	1,022
Deferred acquisition and origination costs	54	64
Other assets	1,483	1,593
Total other assets	**13,837**	**14,690**

Note 26: Other assets continued

Investment properties

The Group's investments properties are predominantly held by the Insurance, Pensions and Investments business where they back policyholder liabilities. They are valued by external Chartered Surveyors using industry standard techniques based on guidance from the Royal Institute of Chartered Surveyors. The valuation methodology includes an assessment of general market conditions and sector level transactions and takes account of expectations of occupancy rates, rental income and growth. Property valuations undergo individual scrutiny using cash flow analysis to factor in the timing of rental reviews, capital expenditure, lease incentives, dilapidation and operating expenses; these reviews utilise both observable and unobservable inputs. Within the fair value hierarchy, all of the Group's investment properties are categorised as level 3 (see note 49 for details of levels in the fair value hierarchy). The table below analyses movements in level 3 investment properties, which are carried at fair value.

	2022 £m	2021 £m
At 1 January	3,612	3,347
Acquisition of new properties	60	18
Additional expenditure on existing properties	50	68
Change in fair value (note 7)	(511)	575
Disposals	(679)	(396)
At 31 December	**2,532**	3,612

Rental income of £145 million (2021: £186 million) and direct operating expenses of £32 million (2021: £25 million) arising from investment properties that generate rental income have been recognised in the income statement.

Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £119 million (2021: £78 million).

Operating lease assets where the Group is lessor

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2022 £m	2021 £m
Within 1 year	912	848
1 to 2 years	620	561
2 to 3 years	322	288
3 to 4 years	102	86
4 to 5 years	11	8
Over 5 years	–	–
Total future minimum rentals receivable	**1,967**	1,791

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2022 £m	2021 £m
Electric vehicles	1,610	728
Internal combustion engine vehicles	2,042	2,531
Hybrid vehicles	1,159	928
Other	5	9
Total operating lease assets	**4,816**	4,196

Note 27: Lessee disclosures

The table below sets out the movement in the Group's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 26).

	2022 £m	2021 £m
At 1 January	1,318	1,500
Exchange and other adjustments	3	(9)
Additions	98	73
Disposals	(37)	(18)
Depreciation charge for the year	(226)	(228)
At 31 December	**1,156**	1,318

The Group's lease liabilities are recognised within other liabilities (note 34). The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 52.

The total cash outflow for leases in the year ended 31 December 2022 was £210 million (2021: £256 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

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Note 28: Financial liabilities at fair value through profit or loss

	2022 £m	2021 £m
Liabilities designated at fair value through profit or loss:		
Debt securities in issue	5,159	6,537
Other	19	4
	5,178	6,541
Trading liabilities:		
Liabilities in respect of securities sold under repurchase agreements	11,037	14,962
Short positions in securities	1,540	1,620
	12,577	16,582
Total financial liabilities at fair value through profit or loss	**17,755**	23,123

Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2022 was £11,195 million, which was £6,036 million higher than the balance sheet carrying value (2021: £10,558 million, which was £4,021 million higher than the balance sheet carrying value). At 31 December 2022 there was a cumulative £324 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, a decrease of £519 million arose in 2022 and an increase of £86 million arose in 2021.

For the fair value of collateral pledged in respect of repurchase agreements see note 52.

In addition to the liabilities above, the Group's non-participating investment contracts (see note 33) are held at fair value through profit or loss.

Note 29: Debt securities in issue

	2022 £m	2021 £m
Senior unsecured notes issued	36,819	37,354
Covered bonds (note 30)	14,242	17,409
Certificates of deposit issued	7,225	4,454
Securitisation notes (note 30)	2,780	3,672
Commercial paper	12,753	8,663
Total debt securities in issue	**73,819**	71,552

Note 30: Securitisations and covered bonds
Securitisation programmes
Loans and advances to customers include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

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Note 30: Securitisations and covered bonds continued

The Group's principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the externally held notes in issue at 31 December, are listed below. Notes in issue, previously reported gross of internal holdings, are presented net; comparatives have been presented on a consistent basis. The notes in issue are reported in note 29.

	2022		2021	
	Loans and advances securitised[1] £m	Externally held notes in issue £m	Loans and advances securitised[1] £m	Externally held notes in issue £m
Securitisation programmes				
UK residential mortgages and commercial loans	**15,805**	**2,035**	19,129	2,543
Credit card receivables	**12,776**	**223**	11,615	595
Motor vehicle finance	**401**	**149**	235	141
Dutch residential mortgages	**402**	**399**	427	426
Total securitisation programmes (notes 28 and 29)[2]	**29,384**	**2,806**	31,406	3,705
Covered bond programmes				
Residential mortgage-backed	**27,400**	**13,742**	35,896	16,909
Social housing loan-backed	**831**	**500**	833	500
Total covered bond programmes (note 29)	**28,231**	**14,242**	36,729	17,409
Total securitisation and covered bond programmes		**17,048**		21,114

1 Including assets backing notes held internally within the Group.
2 Includes £26 million (2021: £33 million) of securitisation notes held at fair value through profit or loss.

Cash deposits of £3,896 million (2021: £3,558 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2022 these obligations had not been triggered; the maximum exposure under these facilities was £25 million (2021: £52 million).

The Group has two covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents.

The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2022 (2021: none).

Note 31: Liabilities arising from insurance contracts and participating investment contracts

Insurance contract and participating investment contract liabilities are comprised as follows:

	2022			2021		
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):						
Insurance contracts	**95,745**	**(595)**	**95,150**	109,200	(740)	108,460
Participating investment contracts	**10,541**	**–**	**10,541**	13,623	–	13,623
	106,286	**(595)**	**105,691**	122,823	(740)	122,083
Non-life insurance contracts (see (2) below):						
Unearned premiums	**246**	**(17)**	**229**	312	(16)	296
Claims outstanding	**361**	**(2)**	**359**	288	–	288
	607	**(19)**	**588**	600	(16)	584
Total	**106,893**	**(614)**	**106,279**	123,423	(756)	122,667

1 Reinsurance balances are reported within assets.

Note 31: Liabilities arising from insurance contracts and participating investment contracts continued

(1)　Life insurance

The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2021	102,424	13,041	115,465	(820)	114,645
New business	3,427	40	3,467	(110)	3,357
Changes in existing business	3,437	570	4,007	190	4,197
Change in liabilities charged to the income statement (note 10)	6,864	610	7,474	80	7,554
Exchange and other adjustments	(88)	(28)	(116)	–	(116)
At 31 December 2021	109,200	13,623	122,823	(740)	122,083
New business	**4,151**	**18**	**4,169**	**(98)**	**4,071**
Changes in existing business	**(17,693)**	**(3,100)**	**(20,793)**	**243**	**(20,550)**
Change in liabilities charged to the income statement (note 10)	**(13,542)**	**(3,082)**	**(16,624)**	**145**	**(16,479)**
Exchange and other adjustments	**87**	**–**	**87**	**–**	**87**
At 31 December 2022	**95,745**	**10,541**	**106,286**	**(595)**	**105,691**

Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA's realistic capital regime (realistic liabilities), and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2022			2021		
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	**5,778**	**89,967**	**95,745**	7,232	101,968	109,200
Participating investment contracts	**5,435**	**5,106**	**10,541**	6,641	6,982	13,623
Total	**11,213**	**95,073**	**106,286**	13,873	108,950	122,823

With-profit fund realistic liabilities

(i)　Business description

Scottish Widows Limited has the only with-profit funds within the Group. The primary purpose of the conventional and unitised business written in the with-profit funds is to provide a smoothed investment vehicle to policyholders, protecting them against short-term market fluctuations. Pay-outs may be subject to a guaranteed minimum pay-out if certain policy conditions are met. With-profit policyholders are entitled to at least 90 per cent of the distributed profits, with the shareholders receiving the balance. The policyholders are also usually insured against death and the policy may carry a guaranteed annuity option at retirement.

(ii)　Method of calculation of liabilities

With-profit liabilities are stated at their realistic value, the main components of which are:

- With-profit benefit reserve, the total asset shares for with-profit policies
- Cost of options and guarantees (including guaranteed annuity options)
- Deductions levied against asset shares
- Planned enhancements to with-profit benefit reserve
- Impact of the smoothing policy

(iii)　Assumptions

Key assumptions used in the calculation of with-profit liabilities, which reflect the impacts of COVID-19 that has also increased the level of uncertainty (in particular in relation to persistency and mortality assumptions) and the processes for determining these, are:

Investment returns and discount rates

With-profit fund liabilities are valued on a market-consistent basis, achieved by the use of a valuation model which values liabilities on a basis calibrated to tradable market option contracts and other observable market data. The with-profit fund financial options and guarantees are valued using a stochastic simulation model where all assets are assumed to earn, on average, the risk-free yield and all cash flows are discounted using the risk-free yield. The risk-free yield is defined as the spot yield derived from the relevant swap curve, adjusted for credit risk. Further information on significant options and guarantees is given below.

Guaranteed annuity option take-up rates

Certain pension contracts contain guaranteed annuity options that allow the policyholder to take an annuity benefit on retirement at annuity rates that were guaranteed at the outset of the contract. For contracts that contain such options, key assumptions in determining the cost of options are economic conditions in which the option has value, mortality rates and take-up rates of other options. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 31: Liabilities arising from insurance contracts and participating investment contracts continued

Investment volatility

The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical volatility where it is not possible to observe meaningful prices.

Mortality

The mortality assumptions for the main classes of business are set with regard to recent Group experience and general industry trends, all of which are adjusted for smoker status and age/gender specific factors. The mortality tables used in the valuation are summarised below:

	2022	2021
Annuities	**94% Bespoke tables CMI2021_{M/F}_(7.25)_ {3.0/2.8}%_{0.0/0.2}A_2013**	94% Bespoke tables CMI2020_{M/F}_(7.25)_ {3.0/2.8}%_{0.3/0.4}A_2013
Whole of life assurance	**Bespoke tables**	Bespoke tables
Term assurance	**88%–111% of TxxL08 tables**	88%–111% of TxxL08 tables
Pensions	**64%–77% of TxxL08 tables**	64%–77% of TxxL08 tables
Savings	**62%–74% of AxC00 tables**	55%–80% of AxC00 tables

Lapse rates (persistency)

Lapse rates refer to the rate of policy termination or the rate at which policyholders stop paying regular premiums due under the contract.

Historical persistency experience is analysed using statistical techniques. As experience can vary considerably between different product types and for contracts that have been in force for different periods, the data is broken down into broadly homogenous groups for the purposes of this analysis.

The most recent experience is considered along with the results of previous analyses and management's views on future experience, taking into consideration potential changes in future experience that may result from guarantees and options becoming more valuable under adverse market conditions, in order to determine a 'best estimate' view of what persistency will be. In determining this best estimate view a number of factors are considered, including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period under consideration, any known or expected trends in underlying data and relevant published market data.

(iv)   Options and guarantees within the With-Profit Funds

The most significant options and guarantees provided from within the With-Profit Funds are in respect of guaranteed minimum cash benefits on death, maturity, retirement or certain policy anniversaries, and guaranteed annuity options on retirement for certain pension policies.

For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the demutualisation scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account, which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2022 of £1.9 billion (2021: £2.5 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.

As noted above, the liabilities of the With-Profit Funds are valued using a market-consistent stochastic simulation model which places a value on the options and guarantees capturing both their intrinsic value and time value.

The most significant economic assumptions included in the model are risk-free yield and investment volatility.

Non-profit fund liabilities

(i)   Business description

The Group principally writes the following types of life insurance contracts within its non-profit funds. Shareholder profits on these types of business arise from management fees and other policy charges.

Unit-linked business

This includes unit-linked pensions and unit-linked bonds, the primary purpose of which is to provide an investment vehicle where the policyholder is also insured against death.

Life insurance

The policyholder is insured against death or permanent disability, usually for predetermined amounts. Such business includes whole of life and term assurance and long-term creditor policies.

Annuities

The policyholder is entitled to payments for the duration of their life and is therefore insured against surviving longer than expected.

(ii)   Method of calculation of liabilities

The non-profit fund liabilities are determined on the basis of recognised actuarial methods and involve estimating future policy cash flows over the duration of the in-force book of policies, and discounting the cash flows back to the valuation date allowing for probabilities of occurrence.

(iii)   Assumptions

Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management's judgement and reflects management's views on the inherent level of uncertainty. In calculating the value of non-profit fund liabilities, the impacts of COVID-19, which have increased the level of uncertainty, have been considered, in particular in relation to persistency and mortality. The key assumptions used in the measurement of non-profit fund liabilities are:

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 31: Liabilities arising from insurance contracts and participating investment contracts continued

Interest rates

The rates of interest used are determined by reference to a number of factors including the redemption yields on fixed interest assets at the valuation date.

Margins for risk are allowed for in the assumed interest rates, including reductions made to the available yields to allow for default risk based upon the credit rating of the securities allocated to the insurance liability.

Mortality and morbidity

The mortality assumptions for the main classes of business are as follows:

	2022	2021
Annuities	**94% Bespoke tables** **CMI2021_{M/F}_(7.25)_ {3.0/2.8}%_{0.0/0.2}A_2013**	94% Bespoke tables CMI2020_{M/F}_(7.25)_ {3.0/2.8}%_{0.3/0.4}A_2013
Whole of life assurance	**Bespoke tables**	Bespoke tables
Term assurance	**88%–111% of TxxL08 tables**	88%–111% of TxxL08 tables
Pensions	**64%–77% of TxxL08 tables**	64%–77% of TxxL08 tables
Savings	**62%–74% of AxC00 tables**	55%–80% of AxC00 tables

Lapse rates (persistency)

Lapse rates are allowed for on some non-profit fund contracts. The process for setting these rates is as described for with-profit liabilities, however a prudent scenario is assumed by the inclusion of a margin for adverse deviation within the non-profit fund liabilities.

Maintenance expenses

Allowance is made for future policy costs explicitly. Expenses are determined by reference to an internal analysis of current and expected future costs plus a margin for adverse deviation. Explicit allowance is made for future expense inflation.

Key changes in assumptions

A detailed review of the Group's demographic and expense assumptions in 2022 resulted in a net gain of £348 million (2021: net gain of £43 million). The following were the key impacts on profit before tax:

- Change in persistency assumptions (£229 million increase (2021: £15 million decrease))
- Change in the assumption in respect of current and future mortality and morbidity rates (£112 million increase (2021: £149 million increase))
- Change in expense assumptions (£9 million increase (2021: £94 million decrease))

These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.

(iv)   Options and guarantees outside the With-Profit Funds

A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (for example term assurance) or guaranteed income for life (for example annuities). Caps and floors on inflation-linked increases to benefits and premiums across the annuities and protection business form additional guarantees within the Group's insurance business. Key assumptions affecting the time value of these guarantees are inflation, inflation volatility and interest rates. At 31 December 2022, additional reserves of £74 million were held to cover the time value of these guarantees. In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £30 million (2021: £61 million) in respect of those guarantees.

(2)   Non-life insurance

For non-life insurance contracts, the methodology and assumptions used in relation to determining the bases of the earned premium and claims provisioning levels are derived for each individual underwritten product. Assumptions represent the Group's estimates of the most likely or expected outcome, with a margin added for uncertainty reserves. There has been no significant change in the assumptions and methodologies used for setting reserves.

The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2022 £m	2021 £m
Provisions for unearned premiums		
Gross provision at 1 January	**312**	330
Increase in the year	**494**	624
Release in the year	**(560)**	(642)
Change in provision for unearned premiums charged (credited) to income statement	**(66)**	(18)
Gross provision at 31 December	**246**	312
Reinsurers' share	**(17)**	(16)
Net provision at 31 December	**229**	296

These provisions represent the liability for short-term insurance contracts for which the Group's obligations are not expired at the year end.

Note 31: Liabilities arising from insurance contracts and participating investment contracts continued

	2022 £m	2021 £m
Claims outstanding		
Gross claims outstanding at 1 January	**288**	265
Cash paid for claims settled in the year	**(342)**	(305)
Increase in liabilities charged to the income statement[1]	**415**	328
	73	23
Gross claims outstanding at 31 December	**361**	288
Reinsurers' share	**(2)**	–
Net claims outstanding at 31 December	**359**	288
Notified claims	**208**	177
Incurred but not reported	**151**	111
Net claims outstanding at 31 December	**359**	288

1   Of which an increase of £402 million (2021: increase of £367 million) was in respect of current year claims and an increase of £13 million (2021: decrease of £39 million) was in respect of prior year claims.

These claims liabilities are not discounted because they are typically settled within three years.

Note 32: Life insurance sensitivity analysis

The following table demonstrates the effect of reasonably possible changes in key assumptions on profit before tax and equity disclosed in these financial statements assuming that the other assumptions remain unchanged. In practice this is unlikely to occur, and changes in some assumptions may be correlated. These amounts include movements in assets, liabilities and the value of the in-force business in respect of insurance contracts and participating investment contracts. The impact is shown in one direction but can be assumed to be reasonably symmetrical.

		2022		2021	
	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
Critical accounting estimates					
Annuitant mortality[1]	5% reduction	**(188)**	**(152)**	(301)	(244)
Future maintenance and investment expenses[2]	10% reduction	**309**	**250**	355	288
Widening of credit default spreads[3]	0.25% addition	**(284)**	**(230)**	(433)	(351)
Increase in illiquidity premia[4]	0.10% addition	**114**	**92**	190	154
Other accounting estimates					
Non-annuitant mortality and morbidity[5]	5% reduction	**22**	**18**	13	11
Lapse rates[6]	10% reduction	**122**	**99**	88	71
Risk-free rate[7]	0.25% reduction	**44**	**35**	44	35
Guaranteed annuity option take up[8]	5% addition	**(2)**	**(2)**	(2)	(2)
Equity investment volatility[9]	1% addition	**(2)**	**(1)**	(2)	(1)

1   This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
2   This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
3   This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
4   This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.
5   This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
6   This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
7   This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
8   This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
9   This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.

Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

Note 33: Liabilities arising from non-participating investment contracts

The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2022 £m	2021 £m
At 1 January	45,040	38,452
New business	3,148	4,187
Changes in existing business	(5,213)	2,401
At 31 December	**42,975**	45,040

The balances above are shown gross of reinsurance. As at 31 December 2022, related reinsurance balances were £2 million (2021: £3 million); reinsurance balances are reported within assets. Liabilities arising from non-participating investment contracts are categorised as level 2. See note 49 for details of levels in the fair value hierarchy.

Note 34: Other liabilities

	2022 £m	2021 £m
Settlement balances	1,125	541
Unitholders' interest in consolidated Open-Ended Investment Companies[1]	10,413	12,080
Unallocated surplus within insurance businesses	248	308
Lease liabilities	1,317	1,475
Other creditors and accruals	5,987	5,543
Total other liabilities	**19,090**	19,947

1 Where a collective investment vehicle is consolidated, the interests of parties other than the Group are reported at fair value in other liabilities.

The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 52.

Note 35: Retirement benefit obligations

	2022 £m	2021 £m	2020 £m
Charge to the income statement			
Defined benefit pension schemes	123	234	244
Other post-retirement benefit schemes	2	2	3
Total defined benefit schemes	125	236	247
Defined contribution pension schemes	330	302	319
Total charge to the income statement (note 11)	**455**	538	566

	2022 £m	2021 £m
Amounts recognised in the balance sheet		
Retirement benefit assets	3,823	4,531
Retirement benefit obligations	(126)	(230)
Total amounts recognised in the balance sheet	**3,697**	4,301

The total amounts recognised in the balance sheet relate to:

	2022 £m	2021 £m
Defined benefit pension schemes	3,732	4,404
Other post-retirement benefit schemes	(35)	(103)
Total amounts recognised in the balance sheet	**3,697**	4,301

Note 35: Retirement benefit obligations continued

Pension schemes

Defined benefit schemes

(i) Characteristics of and risks associated with the Group's schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2022, these schemes represented 94 per cent of the Group's total gross defined benefit pension assets (2021: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2022 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.

The Group operates both funded and unfunded pension arrangements; the majority, including the three most significant schemes, are funded schemes in the UK. All of these UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that their scheme is administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries. The Trustee is solely responsible for setting investment policy and for agreeing funding requirements with the employer through the funding valuation process. The Board of Trustees must be composed of representatives of the scheme membership along with a combination of independent and employer appointed trustees to comply with legislation and scheme rules.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the employer and the scheme Trustee and sent to the Pensions Regulator for review. The Group has not provided for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group's overseas defined benefit pension schemes are subject to local regulatory arrangements.

The most recent triennial funding valuations of the Group's three main defined benefit pension schemes showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent). Under the agreed recovery plan, £0.8 billion plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable until the 2019 deficit has been removed.

These schemes continue to have a funding deficit, but are in a significantly stronger financial position than at 31 December 2021, when the deficit was c.£4.0 billion. During 2022, deficit contributions of £2.2 billion were paid into these schemes and the Group expects to make a further fixed contribution of £0.8 billion in the first half of 2023, consistent with 2021 and 2022.

The Group expects to have substantially agreed the triennial valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group also expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required.

The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2023.

During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group's obligations to the two schemes. At 31 December 2022, the limited liability partnerships held assets of £6.3 billion. The limited liability partnerships are consolidated fully in the Group's balance sheet.

The Group has also established three private limited companies which hold assets to provide security for the Group's obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2022 these held assets of £4.5 billion in aggregate. The private limited companies are consolidated fully in the Group's balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2022.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2022, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.

In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee's obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 35: Retirement benefit obligations continued

(ii) Amounts in the financial statements

	2022 £m	2021 £m
Amount included in the balance sheet		
Present value of funded obligations	**(28,965)**	(47,130)
Fair value of scheme assets	**32,697**	51,534
Net amount recognised in the balance sheet	**3,732**	4,404

	2022 £m	2021 £m
Net amount recognised in the balance sheet		
At 1 January	**4,404**	1,578
Net defined benefit pension charge	**(123)**	(234)
Actuarial gains on defined benefit obligation	**17,222**	1,267
Return on plan assets	**(20,302)**	449
Employer contributions	**2,530**	1,344
Exchange and other adjustments	**1**	–
At 31 December	**3,732**	4,404

	2022 £m	2021 £m
Movements in the defined benefit obligation		
At 1 January	**(47,130)**	(49,549)
Current service cost	**(180)**	(213)
Interest expense	**(902)**	(704)
Remeasurements:		
Actuarial losses – experience	**(1,186)**	(426)
Actuarial gains (losses) – demographic assumptions	**288**	(146)
Actuarial gains – financial assumptions	**18,120**	1,839
Benefits paid	**2,048**	2,034
Past service cost	**(4)**	(11)
Settlements	**13**	22
Exchange and other adjustments	**(32)**	24
At 31 December	**(28,965)**	(47,130)

	2022 £m	2021 £m
Analysis of the defined benefit obligation		
Active members	**(3,088)**	(5,837)
Deferred members	**(8,515)**	(16,167)
Pensioners	**(16,013)**	(23,171)
Dependants	**(1,349)**	(1,955)
At 31 December	**(28,965)**	(47,130)

	2022 £m	2021 £m
Changes in the fair value of scheme assets		
At 1 January	**51,534**	51,127
Return on plan assets excluding amounts included in interest income	**(20,302)**	449
Interest income	**997**	733
Employer contributions	**2,530**	1,344
Benefits paid	**(2,048)**	(2,034)
Settlements	**(13)**	(23)
Administrative costs paid	**(34)**	(38)
Exchange and other adjustments	**33**	(24)
At 31 December	**32,697**	51,534

Note 35: Retirement benefit obligations continued

The expense recognised in the income statement for the year ended 31 December comprises:

	2022 £m	2021 £m	2020 £m
Current service cost	180	213	206
Net interest amount	(95)	(29)	(23)
Settlements	–	1	2
Past service cost – plan amendments	4	11	5
Plan administration costs incurred during the year	34	38	54
Total defined benefit pension expense	**123**	**234**	**244**

(iii)   Composition of scheme assets

	2022			2021		
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	7	47	54	617	36	653
Debt instruments[1]:						
Fixed interest government bonds	3,007	–	3,007	10,512	–	10,512
Index-linked government bonds	15,497	–	15,497	23,969	–	23,969
Corporate and other debt securities	3,978	–	3,978	13,399	–	13,399
	22,482	–	22,482	47,880	–	47,880
Property	–	116	116	–	139	139
Pooled investment vehicles	2,730	15,863	18,593	1,192	13,346	14,538
Money market instruments, cash, derivatives and other assets and liabilities	1,069	(9,617)	(8,548)	319	(11,995)	(11,676)
At 31 December	**26,288**	**6,409**	**32,697**	50,008	1,526	51,534

1   Of the total debt instruments, £20,369 million (2021: £42,568 million) were investment grade (credit ratings equal to or better than 'BBB').

The assets of all of the funded plans are held independently of the Group's assets in separate trustee-administered funds.

The pension schemes' pooled investment vehicles comprise:

	2022 £m	2021 £m
Equity funds	1,421	3,696
Hedge and mutual funds	240	1,407
Alternative credit funds	2,222	3,884
Property funds	1,604	1,541
Infrastructure funds	1,193	1,389
Liquidity funds	11,527	2,031
Bond and debt funds	354	561
Other	32	29
At 31 December	**18,593**	**14,538**

The Trustee's approach to investment is focused on acting in the members' best financial interests, with the integration of ESG (Environmental, Social *and Governance*) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes' investment managers for implementation.

Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

(iv)   Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2022 %	2021 %
Discount rate	4.93	1.94
Rate of inflation:		
Retail Price Index (RPI)	3.13	3.21
Consumer Price Index (CPI)	2.69	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.84	2.88

On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner occupiers' housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter a 10 basis point gap has been assumed.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 35: Retirement benefit obligations continued

	Men		Women	
	2022 **Years**	2021 Years	**2022** **Years**	2021 Years
Life expectancy for member aged 60, on the valuation date	**26.7**	27.1	**28.8**	29.1
Life expectancy for member aged 60, 15 years after the valuation date	**27.8**	28.1	**30.0**	30.3

The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2022 is assumed to live for, on average, 26.7 years for a male and 28.8 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 and 2021 mortality experience. The persistence of excess deaths during 2022 has highlighted the potential longer term impacts of COVID-19 and the Group has applied a 4 per cent scaling factor to its base mortality tables at December 2022 to allow for this impact on member mortality. This led to a c.1 per cent reduction in the defined benefit obligation.

(v) Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: The majority of the plans' benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be materially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings and through the use of derivatives.

Longevity risk: The majority of the schemes' obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans' liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension asset on the Group's balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group's income statement.

In addition, the schemes themselves are exposed to liquidity risk with the need to ensure that liquid assets held are sufficient to meet benefit payments as they fall due and there is sufficient collateral available to support their hedging activity.

The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.

Sensitivity analysis
The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Group's income statement and on the net defined benefit pension scheme asset, for the Group's three most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes' assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions			
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus	
	2022 **£m**	2021 £m	**2022** **£m**	2021 £m
Inflation (including pension increases)[1]:				
Increase of 0.1 per cent	**13**	12	**251**	481
Decrease of 0.1 per cent	**(13)**	(12)	**(245)**	(475)
Discount rate[2]:				
Increase of 0.1 per cent	**(25)**	(24)	**(379)**	(774)
Decrease of 0.1 per cent	**24**	23	**388**	795
Expected life expectancy of members:				
Increase of one year	**38**	44	**745**	1,934
Decrease of one year	**(39)**	(42)	**(762)**	(1,852)

1   At 31 December 2022, the assumed rate of RPI inflation is 3.13 per cent and CPI inflation 2.69 per cent (2021: RPI 3.21 per cent and CPI 2.92 per cent).

2   At 31 December 2022, the assumed discount rate is 4.93 per cent (2021: 1.94 per cent).

Note 35: Retirement benefit obligations continued

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the liabilities of the Group's three most significant schemes which account for over 90 per cent of the Group's defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group's pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Asset-liability matching strategies

The main schemes' assets are invested in a diversified portfolio. Whilst c.50 per cent are held to generate the long-term returns required to support the funding position of the schemes, the remainder is invested in liability-driven investment (LDI) strategies which hedge the material risk exposures of the schemes. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.

A significant goal of the strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. The assets in these LDI strategies represented 48 per cent of scheme assets at 31 December 2022.

These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2022 the asset-liability matching strategy mitigated around 119 per cent of the liability sensitivity to interest rate movements and around 123 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.

The schemes' funding position remained robust and did not experience any material impact from the market volatility seen in the latter part of last year. Asset prices fell in line with the broader market and hedges fell in value as interest rates rose, and a similar impact was experienced on liability valuations which also fell in value given the portfolio was almost fully hedged. The Group's schemes use LDI strategies to achieve this outcome and, as the hedging was maintained throughout the crisis, the strategy performed as expected. All collateral requirements in respect of the LDI strategies were met, with no support required from the Group beyond payment of scheduled contributions.

On 28 January 2020, the main schemes entered into a £10 billion longevity insurance arrangement to hedge part of the schemes' exposure to unexpected increases in life expectancy. This arrangement forms part of the schemes' investment portfolio and will provide income to the schemes in the event that pensions are paid out for longer than expected. The transaction was structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to Pacific Life Re Limited.

On 28 January 2022, the Lloyds Bank Pension Scheme No. 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch.

At 31 December 2022 the value of scheme assets included £(100) million representing the value of the longevity swaps (after allowing for the impact on the IAS 19 liabilities of the revisions to the base mortality assumptions).

In total the schemes have now hedged around 32 per cent of their longevity risk exposure.

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2022 Years	2021 Years
Duration of the defined benefit obligation	15	17

Maturity analysis of benefits expected to be paid:

	2022 £m	2021 £m
Within 12 months	1,409	1,352
Between 1 and 2 years	1,464	1,450
Between 2 and 5 years	4,678	4,651
Between 5 and 10 years	8,930	8,993
Between 10 and 15 years	9,296	9,668
Between 15 and 25 years	17,479	18,671
Between 25 and 35 years	12,720	13,846
Between 35 and 45 years	6,138	6,987
In more than 45 years	1,685	2,116

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 35: Retirement benefit obligations continued

Maturity analysis method and assumptions

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group's balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2022 the charge to the income statement in respect of defined contribution schemes was £330 million (2021: £302 million; 2020: £319 million), representing the contributions payable by the employer in accordance with each scheme's rules.

Other post-retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2022 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.74 per cent (2021: 6.82 per cent).

Movements in the other post-retirement benefits obligation:

	2022 £m	2021 £m
At 1 January	(103)	(109)
Actuarial gains	68	4
Insurance premiums paid	3	3
Charge for the year	(2)	(2)
Exchange and other adjustments	(1)	1
At 31 December	**(35)**	(103)

Note 36: Deferred tax

The Group's deferred tax assets and liabilities are as follows:

Statutory position	2022 £m	2021 £m	Tax disclosure	2022 £m	2021 £m
Deferred tax assets	5,228	3,118	Deferred tax assets	8,627	7,095
Deferred tax liabilities	(216)	(39)	Deferred tax liabilities	(3,615)	(4,016)
Asset at 31 December	**5,012**	3,079	**Asset at 31 December**	**5,012**	3,079

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2021	4,064	668	254	29	56	159	29	268	5,527
Credit (charge) to the income statement	959	76	12	(8)	15	541	(29)	(49)	1,517
Credit (charge) to other comprehensive income	–	–	36	–	(2)	–	–	–	34
Other credit to equity	–	–	–	17	–	–	–	–	17
At 31 December 2021	5,023	744	302	38	69	700	–	219	7,095
Credit (charge) to the income statement	**39**	**(238)**	**113**	**(5)**	**(22)**	**(205)**	**8**	**62**	**(248)**
Credit (charge) to other comprehensive income	**–**	**–**	**(155)**	**–**	**–**	**1,928**	**–**	**–**	**1,773**
Acquisitions	**4**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**4**
Other credit to equity	**–**	**–**	**–**	**3**	**–**	**–**	**–**	**–**	**3**
At 31 December 2022	**5,066**	**506**	**260**	**36**	**47**	**2,423**	**8**	**281**	**8,627**

Note 36: Deferred tax continued

Deferred tax liabilities	Capitalised software enhancements £m	Long-term assurance business £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2021	(228)	(843)	(372)	(392)	(756)	–	(240)	(2,831)
(Charge) credit to the income statement	(47)	(319)	20	(93)	(567)	(27)	(93)	(1,126)
(Charge) credit to other comprehensive income	–	–	–	(846)	814	(29)	–	(61)
Exchange and other adjustments	–	–	–	–	–	–	2	2
At 31 December 2021	(275)	(1,162)	(352)	(1,331)	(509)	(56)	(331)	(4,016)
(Charge) credit to the income statement	118	107	21	29	(32)	–	(164)	79
Credit to other comprehensive income	–	–	–	283	–	56	–	339
Acquisitions	(5)	–	(1)	–	–	–	–	(6)
Exchange and other adjustments	–	–	–	–	–	–	(11)	(11)
At 31 December 2022	**(162)**	**(1,055)**	**(332)**	**(1,019)**	**(541)**	**–**	**(506)**	**(3,615)**

1   Financial assets at fair value through other comprehensive income.

At 31 December 2022 the Group carried net deferred tax assets on its balance sheet of £5,228 million (2021: £3,118 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £5,066 million (2021: £5,023 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group's expectations of future UK taxable profits require management judgement, and take into account the Group's long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group's commitment to the UK market, in management's judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2036 (2021: 2047) in the base case forecast. The rate of recovery of the Group's tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 90 per cent of the value will be recovered by 2032, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.

Deferred tax not recognised

A deferred tax asset of £46 million (2021: £5 million) has been recognised in respect of the future tax benefit of certain expenses of the life assurance business. The increase is mainly due to investment market falls in 2022, which have increased the amount of unutilised expenses carried forward and expected to be offset against taxable investment returns in the medium term. The deferred tax asset not recognised in respect of the remaining expenses is £125 million (2021: £226 million), and these expenses can be carried forward indefinitely. The unrecognised deferred tax asset has decreased in 2022 mainly due to higher expected investment returns in the long term projections for the life insurance business driven by interest rate rises. This has reduced the net amount of unutilised expenses in the long term.

Deferred tax assets of £156 million (2021: £167 million) have not been recognised in respect of £619 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £53 million (2021: £41 million) relates to losses that will expire if not used within 20 years, and £9 million (2021: £7 million) relates to losses with no expiry date.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

Note 37: Other provisions

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2022	200	1,156	736	2,092
Exchange and other adjustments	1	17	27	45
Provisions applied	–	(625)	(413)	(1,038)
Charge for the year	122	255	333	710
At 31 December 2022	**323**	**803**	**683**	**1,809**

Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 18.

Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2022 the Group charged a further £255 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2022 was £803 million (31 December 2021: £1,156 million). The most significant items are as follows.

HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the charge related to the estimated future awards from the Foskett Panel. The Foskett Panel had shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised at 31 December 2021 was therefore materially dependent on the assumption that the limited number of awards to date were representative of the full population of cases.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around half the population have now had outcomes via this new process. Extrapolating the Group's experience to date resulted in an increase to the provision of £50 million in the year (all in the fourth quarter). Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross's recommendations in full.

Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 31 December 2022, was £709 million (31 December 2021: £695 million) with £11 million utilisation of the provision during the year, leaving an unutilised provision at 31 December 2022 of £88 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments in respect of the divestment. At 31 December 2022, a provision of £22 million remained unutilised; the Group expects the majority of the remaining provision to be utilised in the next twelve months and the provision to be fully utilised by 31 December 2024.

The Group carries provisions of £112 million (2021: £114 million) in respect of dilapidations, rent reviews and other property-related matters.

Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2022 provisions of £112 million (31 December 2021: £189 million) were held.

The Group carries provisions of £86 million (2021: £94 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

Note 38: Subordinated liabilities

The movement in subordinated liabilities during the year was as follows:

	Preference shares £m	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2021	962	1,743	509	11,047	14,261
Issued during the year[1]:					
1.985% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2031 (£500 million)	–	–	–	500	500
3.369% Fixed Rate Reset Dated Subordinated Notes due 2041 (US$1,175 million)	–	–	–	380	380
	–	–	–	880	880
Repurchases and redemptions during the year[1]:					
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	(8)	–	–	–	(8)
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	(182)	–	–	–	(182)
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	(157)	–	–	–	(157)
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	(79)	–	–	–	(79)
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	(14)	–	–	–	(14)
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)	–	(156)	–	–	(156)
Series 2 (US$500 million)	–	–	(94)	–	(94)
Series 3 (US$600 million)	–	–	(121)	–	(121)
Floating Rate Primary Capital Notes (US$250 million)	–	–	(24)	–	(24)
Series 1 (US$750 million)	–	–	(96)	–	(96)
9.375% Subordinated Bonds 2021 (£500 million)	–	–	–	(200)	(200)
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	–	–	–	(145)	(145)
6% Subordinated Notes 2033 (US$750 million)	–	–	–	(141)	(141)
	(440)	(156)	(335)	(486)	(1,417)
Foreign exchange movements	15	17	–	(56)	(24)
Other movements (cash and non-cash)[2]	(49)	57	–	(600)	(592)
At 31 December 2021	488	1,661	174	10,785	13,108
Issued during the year[1]:					
7.953% Fixed Rate Reset Dated Subordinated notes 2033 (US$1,000 million)	**–**	**–**	**–**	**838**	**838**
Repurchases and redemptions during the year[1]:					
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	**–**	**(1,399)**	**–**	**–**	**(1,399)**
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	**–**	**(221)**	**–**	**–**	**(221)**
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	**–**	**(22)**	**–**	**–**	**(22)**
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	**–**	**(12)**	**–**	**–**	**(12)**
12% Perpetual Subordinated Bonds (£100 million)	**–**	**–**	**(22)**	**–**	**(22)**
5.75% Undated Subordinated Step-up Notes (£600 million)	**–**	**–**	**(4)**	**–**	**(4)**
7.625% Dated Subordinated Notes 2025 (£750 million)	**–**	**–**	**–**	**(502)**	**(502)**
	–	**(1,654)**	**(26)**	**(502)**	**(2,182)**
Foreign exchange movements	**8**	**(6)**	**–**	**699**	**701**
Other movements (cash and non-cash)[2]	**(26)**	**(1)**	**2**	**(1,710)**	**(1,735)**
At 31 December 2022	**470**	**–**	**150**	**10,110**	**10,730**

1 Issuances in the year generated cash inflows of £838 million (2021: £499 million); the repurchases and redemptions resulted in cash outflows of £2,216 million (2021: £1,056 million).

2 Other movements include cash payments in respect of interest on subordinated liabilities in the year amounted to £603 million (2021: £1,303 million) offset by the interest expense in respect of subordinated liabilities of £681 million (2021: £932 million).

Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during 2022 (2021: none).

The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards.

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Financial results

Governance

Risk management

Financial statements

Other information

Note 38: Subordinated liabilities continued
Preference shares

	2022 Number of shares	2021 Number of shares	2020 Number of shares	2022 £m	2022 % of share capital	2021 £m	2020 £m
6% Non-Cumulative Redeemable Preference shares of GBP0.25	400	400	400	–	–	–	–
6.475% Non-Cumulative Preference shares of GBP0.25	47,273,816	47,273,816	56,472,211	12	0.07	12	14
9.25% Non-Cumulative Irredeemable Preference shares of GBP0.25	252,510,147	252,510,147	299,987,729	63	0.37	63	75
9.75% Non-Cumulative Irredeemable Preference shares of GBP0.25	43,630,285	43,630,285	55,740,886	11	0.06	11	14
6.413% Non-Cumulative Fixed/Floating Rate Callable Preference shares of USD0.25	48,990	48,990	374,810	–	–	–	–
6.657% Non-Cumulative Fixed/Floating Rate Callable Preference shares of USD0.25	37,627	37,627	434,350	–	–	–	–

The rights and obligations attaching to these shares are set out in the Company's articles of association, a copy of which can be obtained from Companies House or from our website (www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html) and, in respect of the 6% Non-Cumulative Redeemable Preference shares, in Companies House form 128(1) filed at Companies House on 12 January 2005, a copy of which is available from Companies House (www.companieshouse.gov.uk), and, in respect of the other classes of preference shares, in the prospectus dated 20 November 2008 and published on the National Storage Mechanism on that date, a copy of which prospectus is available on the National Storage Mechanism (www.data.fca.org.uk/#/nsm/nationalstoragemechanism).

Note 39: Share capital
Issued and fully paid ordinary share capital

Ordinary shares of 10p (formerly 25p) each	2022 Number of shares	2021 Number of shares	2020 Number of shares	2022 £m	2022 % of share capital	2021 £m	2020 £m
At 1 January	71,022,593,135	70,839,206,060	70,052,557,838	7,102		7,084	7,005
Issued under employee share schemes	793,990,660	183,387,075	786,648,222	80		18	79
Share buyback programme (note 41)	(4,528,731,591)	–	–	(453)		–	–
At 31 December	**67,287,852,204**	**71,022,593,135**	**70,839,206,060**	**6,729**	**99.50**	**7,102**	**7,084**

Ordinary shares
As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009. There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:

- Certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws)
- Where directors and certain employees of the Company require the approval of the Company to deal in the Company's shares
- Pursuant to the rules of some of the Company's employee share plans where certain restrictions may apply while the shares are subject to the plans

Where, under an employee share plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised by the registered owner at the direction of the participant. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.

All of the Company's issued ordinary share capital is listed and none of the shares have any multiple or unequal voting rights, each share carries one vote. In addition, the Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.

The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 12 May 2022. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.

Subject to any rights or restrictions attached to any shares, on a show of hands at a general meeting of the Company every holder of shares present in person or by proxy and entitled to vote has one vote and on a poll every member present and entitled to vote has one vote for every share held.

The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2022, are entitled to receive the Company's report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company's articles of association) and on a winding up may share in the assets of the Company.

The rights and obligations attached to the Company's ordinary shares are set out in the Company's articles of association, a copy of which can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html.

Preference shares
The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 38.

Note 40: Share premium account

	2022 £m	2021 £m	2020 £m
At 1 January	**18,479**	17,863	17,751
Issued under employee share schemes	**25**	19	112
Redemption of preference shares[1]	**–**	597	–
At 31 December	**18,504**	18,479	17,863

1 During the year ended 31 December 2021, the Company redeemed certain tranches of its preference shares, which had been accounted for as subordinated liabilities. On redemption an amount of £17 million was transferred from the distributable merger reserve to the capital redemption reserve and £597 million was transferred from the distributable merger reserve to the share premium account, with these amounts representing the nominal value of the shares redeemed and premium upon original issuance respectively.

Note 41: Other reserves

	2022 £m	2021 £m	2020 £m
Merger reserve	**7,149**	7,149	7,763
Capital redemption reserve	**4,932**	4,479	4,462
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	**50**	207	99
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	**57**	9	(47)
Cash flow hedging reserve	**(5,476)**	(457)	1,629
Foreign currency translation reserve	**(110)**	(198)	(159)
At 31 December	**6,602**	11,189	13,747

The merger reserve primarily comprises the premium on shares issued in January 2009 as part of the recapitalisation of the Group and the acquisition of HBOS plc.

The capital redemption reserve represents transfers from distributable reserves in accordance with companies' legislation upon the redemption of ordinary and preference share capital.

The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group's net investment in foreign operations.

Movements in other reserves were as follows:

Merger reserve	2022 £m	2021 £m	2020 £m
At 1 January	**7,149**	7,763	7,763
Redemption of preference shares (note 40)	**–**	(614)	–
At 31 December	**7,149**	7,149	7,763

Capital redemption reserve	2022 £m	2021 £m	2020 £m
At 1 January	**4,479**	4,462	4,462
Redemption of preference shares (note 40)	**–**	17	–
Shares cancelled under share buyback programme (see below)	**453**	–	–
At 31 December	**4,932**	4,479	4,462

On 25 February 2022 the Group commenced a share buyback programme to repurchase outstanding ordinary shares; the Group bought back and cancelled 4,529 million shares under the programme, which completed in October 2022, for a total consideration, including expenses, of £2,013 million. Upon cancellation £453 million, being the nominal value of the shares repurchased, was transferred to the capital redemption reserve.

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Financial results

Governance

Risk management

Financial statements

Other information

Note 41: Other reserves continued

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	207	99	123
Change in fair value	(133)	133	46
Deferred tax	31	(45)	29
Current tax	8	–	(2)
	(94)	88	73
Income statement transfers in respect of disposals (note 9)	(92)	2	(149)
Deferred tax	23	20	47
	(69)	22	(102)
Impairment recognised in the income statement	6	(2)	5
At 31 December	**50**	207	99

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	9	(47)	19
Change in fair value	44	61	(50)
Deferred tax	3	(4)	(16)
	47	57	(66)
Realised gains and losses transferred to retained profits	–	–	(16)
Deferred tax	1	(1)	16
	1	(1)	–
At 31 December	**57**	9	(47)

Cash flow hedging reserve	2022 £m	2021 £m	2020 £m
At 1 January	(457)	1,629	1,504
Change in fair value of hedging derivatives	(6,990)	(2,279)	730
Deferred tax	1,940	646	(244)
	(5,050)	(1,633)	486
Net income statement transfers	43	(621)	(496)
Deferred tax	(12)	168	135
	31	(453)	(361)
At 31 December	**(5,476)**	(457)	1,629

Foreign currency translation reserve	2022 £m	2021 £m	2020 £m
At 1 January	(198)	(159)	(176)
Currency translation differences arising in the year	119	(39)	4
Income statement transfers	(31)	–	13
At 31 December	**(110)**	(198)	(159)

Note 42: Retained profits

	2022 £m	2021 £m	2020 £m
At 1 January	10,241	4,584	3,246
Profit attributable to ordinary shareholders	5,021	5,355	865
Post-retirement defined benefit scheme remeasurements	(2,152)	1,062	113
Gains and losses attributable to own credit risk (net of tax)[1]	364	(52)	(55)
Dividends paid (note 44)	(1,475)	(877)	–
Share buyback programme (note 41)	(2,013)	–	–
Issue costs of other equity instruments (net of tax)	(5)	–	–
Repurchase and redemption costs of other equity instruments	(36)	–	–
Movement in treasury shares	(20)	(13)	293
Value of employee services:			
Share option schemes	41	51	48
Other employee award schemes	183	131	74
Change in non-controlling interests	(3)	(1)	–
Realised gains and losses on equity shares held at fair value through other comprehensive income	(1)	1	–
At 31 December	**10,145**	**10,241**	**4,584**

1 During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2022: £nil; 2021: £nil), had been recognised directly in retained profits.

Retained profits are stated after deducting £196 million (2021: £205 million; 2020: £230 million) representing 688 million (2021: 434 million; 2020: 592 million) treasury shares held.

The payment of dividends by subsidiaries and the ability of members of the Group to lend money to other members of the Group may be subject to regulatory or legal restrictions, the availability of reserves and the financial and operating performance of the entity. A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the Ring-Fenced Bank sub-group, against approved risk appetite levels.

Note 43: Other equity instruments

	2022 £m	2021 £m	2020 £m
At 1 January	5,906	5,906	5,906
Issued during the year:			
£750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities	750	–	–
	750	–	–
Repurchases and redemptions during the year	(1,359)	–	–
Profit for the year attributable to other equity holders	438	429	453
Distributions on other equity instruments	(438)	(429)	(453)
At 31 December	**5,297**	**5,906**	**5,906**

During the year ended 31 December 2022 the Group issued £750 million of 8.5 per cent Fixed Rate Reset Additional Tier 1 (AT1) securities and repurchased £1,359 million of 7.625 per cent Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date. The principal terms of the AT1 securities are described below:

- The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 securities in a winding-up occurring prior to a conversion event being triggered
- The securities bear a fixed rate of interest until the first reset date. After the first reset date or any reset date thereafter, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates
- Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
- The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date or period, or on any fifth anniversary after the first call date or period. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
- The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the Common Equity Tier 1 ratio of the Group fall below 7.0 per cent

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Governance

Risk management

Financial statements

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Note 44: Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 18 May 2023, of 1.60 pence per ordinary share (2021: 1.33 pence per ordinary share), equivalent to £1,062 million, before the impact of any cancellations of shares under the Group's announced buyback programme (2021: £930 million, following cancellations of shares under the Group's 2022 buyback programme up to the record date), which will be paid on 23 May 2023. These financial statements do not reflect the recommended dividend.

Dividends paid during the year were as follows:

	2022 pence per share	2021 pence per share	2020 pence per share	2022 £m	2021 £m	2020 £m
Final dividend recommended by directors at previous year end	1.33	0.57	–	930	404	–
Interim dividend paid in the year	0.80	0.67	–	545	473	–
	2.13	1.24	–	1,475	877	–

The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2022: 32,377,089 shares, 31 December 2021: 16,514,487 shares, waived rights to all dividends) and the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2022: 311,540,740 shares, 31 December 2021: 9,998,474 shares, waived rights to all dividends).

Note 45: Share-based payments

Charge to the income statement
The charge to the income statement is set out below:

	2022 £m	2021 £m	2020 £m
Deferred bonus plan	289	179	81
Executive and SAYE plans:			
Options granted in the year	10	10	13
Options granted in prior years	42	37	62
	52	47	75
Share plans:			
Shares granted in the year	9	18	16
Shares granted in prior years	26	24	24
	35	42	40
Total charge to the income statement	**376**	**268**	**196**

During the year ended 31 December 2022 the Group operated the following share-based payment schemes, all of which are mainly equity settled.

Group Performance Share plan
The Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2022 have been recognised in the charge in line with the proportion of the deferral period completed.

Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2022		2021	
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,180,563,291	30.63	1,120,138,915	30.39
Granted	217,611,519	39.38	236,923,744	39.40
Exercised	(23,359,526)	37.75	(6,924,434)	30.57
Forfeited	(20,961,259)	29.20	(22,815,078)	28.78
Cancelled	(47,687,607)	33.88	(51,479,310)	32.57
Expired	(49,248,343)	46.29	(95,280,546)	49.03
Outstanding at 31 December	**1,256,918,075**	**31.30**	1,180,563,291	30.63
Exercisable at 31 December	**263,302**	**47.92**	336,561	51.03

The weighted average share price at the time that the options were exercised during 2022 was £0.49 (2021: £0.47). The weighted average remaining contractual life of options outstanding at the end of the year was 1.88 years (2021: 2.46 years).

The weighted average fair value of SAYE options granted during 2022 was £0.07 (2021: £0.09). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

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Note 45: Share-based payments continued

Other share option plans

Executive Share Plans – buyout and retention awards

Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and the Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2022		2021	
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	14,032,762	Nil	8,477,084	Nil
Granted	10,278,224	Nil	13,610,204	Nil
Exercised	(3,333,322)	Nil	(7,110,663)	Nil
Vested	–	Nil	–	Nil
Forfeited	(33,409)	Nil	(385,184)	Nil
Lapsed	(477,784)	Nil	(558,679)	Nil
Outstanding at 31 December	**20,466,471**	**Nil**	14,032,762	Nil
Exercisable at 31 December	**1,638,202**	**Nil**	708,939	Nil

The weighted average fair value of options granted in the year was £0.44 (2021: £0.42). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2022 was £0.46 (2021: £0.43). The weighted average remaining contractual life of options outstanding at the end of the year was 6.0 years (2021: 6.3 years).

Included in the above are awards to the Chief Financial Officer and the Group Chief Executive.

William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	686,085	1,810,712
Exercised	(686,085)	(1,124,627)
Outstanding at 31 December	**–**	686,085

Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	7,444,787	–
Granted	–	8,301,708
Exercised	(859,340)	(856,921)
Outstanding at 31 December	**6,585,447**	7,444,787

The weighted average fair value of awards granted in 2021 was £0.40.

Other share plans

Lloyds Banking Group Executive Group Ownership Share Plan

The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

At the end of the performance period for the 2019 grant, the targets had not been fully met and therefore these awards vested in 2022 at a rate of 41.80 per cent.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	350,873,627	533,987,527
Granted	–	–
Vested	(50,703,778)	(39,621,415)
Forfeited	(98,741,356)	(144,437,243)
Dividend award	966,016	944,758
Outstanding at 31 December	**202,394,509**	350,873,627

Note 45: Share-based payments continued

Awards in respect of the 2020 grant are due to vest in 2023 at a rate of 43.70 per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividends on such awards, the number of shares awarded has been determined by applying a discount factor to the share price on award to exclude the value of estimated future dividends. Details of the performance conditions for the plan are provided in the Directors' remuneration report.

Lloyds Banking Group Long Term Share Plan

The plan, introduced in 2021, replaced the Executive Group Ownership Share Plan and is intended to provide alignment to the Group's aim of delivering sustainable returns to shareholders, supported by its values and behaviours.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	77,883,068	–
Granted	108,513,202	83,456,304
Vested	–	–
Forfeited	(14,448,527)	(5,573,236)
Dividend award	–	–
Outstanding at 31 December	**171,947,743**	77,883,068

The weighted average fair value of awards granted in the year was £0.36 (2021: £0.36).

Assumptions at 31 December 2022

The fair value calculations at 31 December 2022 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	4.33%	3.20%	1.01%
Weighted average expected life	3.3 years	1.2 years	3.6 years
Weighted average expected volatility	28%	27%	33%
Weighted average expected dividend yield	5.3%	5.3%	5.3%
Weighted average share price	£0.42	£0.47	£0.43
Weighted average exercise price	£0.39	Nil	Nil

Expected volatility is a measure of the amount by which the Group's shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Group's shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

Share Incentive Plans

Free shares

An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three-year period for other than a 'good' reason, all of the shares awarded will be forfeited.

No award was made in 2022.

On 25 March 2021, the Group made an award of 1,017 shares to all eligible employees. The number of shares awarded was 67,658,976, with an average fair value of £0.42 based on the market price at the date of award.

Matching shares

The Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a 'good' reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2022 was 43,378,504 (2021: 46,621,026), with an average fair value of £0.45 (2021: £0.44), based on market prices at the date of award.

Fixed share awards

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and were initially released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2022 was 7,261,080 (2021: 8,320,948) with an average fair value of £0.47 (2021: £0.45) based on market prices at the date of the award.

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Group, there is no change to the timeline for which shares will become unrestricted.

Note 46: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2022 £m	2021 £m	2020 £m
Compensation			
Salaries and other short-term benefits	**12**	10	13
Post-employment benefits	**–**	–	–
Share-based payments	**16**	15	13
Total compensation	**28**	25	26

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2021: £nil; 2020: £nil).

	2022 million	2021 million	2020 million
Share option plans			
At 1 January	**–**	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	**–**	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	**–**	–	–
At 31 December	**–**	–	–

	2022 million	2021 million	2020 million
Share plans			
At 1 January	**74**	117	101
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	**29**	19	46
Exercised/lapsed (includes entitlements of former key management personnel)	**(31)**	(62)	(30)
At 31 December	**72**	74	117

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2022 £m	2021 £m	2020 £m
Loans			
At 1 January	**3**	2	2
Advanced (includes loans to appointed key management personnel)	**1**	1	–
Repayments (includes loans to former key management personnel)	**(2)**	–	–
At 31 December	**2**	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.01 per cent and 30.15 per cent in 2022 (2021: 0.39 per cent and 22.93 per cent; 2020: 0.39 per cent and 24.20 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2021 and 2020: £nil).

	2022 £m	2021 £m	2020 £m
Deposits			
At 1 January	**11**	10	23
Placed (includes deposits of appointed key management personnel)	**37**	26	25
Withdrawn (includes deposits of former key management personnel)	**(38)**	(25)	(38)
At 31 December	**10**	11	10

Deposits placed by key management personnel attracted interest rates of up to 5.0 per cent (2021: 1.0 per cent; 2020: 2.0 per cent).

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 46: Related party transactions continued

At 31 December 2022, the Group did not provide any guarantees in respect of key management personnel (2021 and 2020: none).

At 31 December 2022, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2.0 thousand with two directors and no connected persons (2021: £0.9 million with two directors and one connected person; 2020: £0.6 million with four directors and two connected persons).

Subsidiaries
Details of the Group's subsidiaries and related undertakings are given on **pages 352 to 360**. In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2022, customer deposits of £155 million (2021: £480 million) related to the Group's pension funds. As disclosed in note 35, the Group's main pension funds have entered into a longevity insurance arrangement that was structured as a pass-through involving Scottish Widows.

Collective investment vehicles
The Group manages 125 (2021: 145) collective investment vehicles, such as Open-Ended Investment Companies (OEICs) and of these 73 (2021: 73) are consolidated. The Group invested £196 million (2021: £427 million) and redeemed £486 million (2021: £820 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £1,491 million (2021: £1,965 million) at 31 December. The Group earned fees of £80 million from the unconsolidated collective investment vehicles during 2022 (2021: £96 million).

Joint ventures and associates
At 31 December 2022 there were loans and advances to customers of £21 million (2021: £14 million) outstanding and balances within customer deposits of £58 million (2021: £22 million) relating to joint ventures and associates.

During the year the Group paid fees of £5 million (2021: £7 million) to its Schroders Personal Wealth joint venture and also made payments of £18 million (2021: £10 million) under the terms of agreements put in place on the establishment of the joint venture.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2022, these companies had total assets of £4,709 million (2021: £3,889 million), total liabilities of £5,557 million (2021: £4,412 million) and for the year ended 31 December 2022 had turnover of £4,196 million (2021: £3,686 million) and made a net loss of £228 million (2021: net loss of £187 million). In addition, the Group has provided £1,466 million (2021: £1,265 million) of financing to these companies on which it received £98 million (2021: £86 million) of interest income in the year.

Note 47: Contingent liabilities, commitments and guarantees

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

- Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
- Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.

Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Note 47: Contingent liabilities, commitments and guarantees continued

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC's position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £875 million (including interest) and a reduction in the Group's deferred tax asset of approximately £295 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Motor commission review

Following the FCA's Motor Market review, the Group has received a number of complaints, some of which are with the Financial Ombudsman Service, in respect of commission arrangements. It is currently not possible to predict the ultimate outcome of the complaints, including the financial impact or the scope or nature of remediation requirements, if any, or any related challenges to the interpretation or validity of any of the Group's historical motor commission arrangements.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 37.

Contingent liabilities, commitments and guarantees arising from the banking business

	2022 £m	2021 £m
Contingent liabilities		
Acceptances and endorsements	**58**	191
Other:		
Other items serving as direct credit substitutes	**781**	510
Performance bonds, including letters of credit, and other transaction-related contingencies	**2,147**	2,043
	2,928	2,553
Total contingent liabilities	**2,986**	2,744

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2022 £m	2021 £m
Commitments and guarantees		
Forward asset purchases and forward deposits placed	**39**	61
Undrawn formal standby facilities, credit lines and other commitments to lend:		
Less than 1 year original maturity:		
Mortgage offers made	**17,144**	17,807
Other commitments and guarantees	**79,925**	88,454
	97,069	106,261
1 year or over original maturity	**46,687**	36,411
Total commitments and guarantees	**143,795**	142,733

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £74,692 million (2021: £71,158 million) was irrevocable.

Capital commitments

Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2022 amounted to £1,663 million (2021: £1,034 million). Of this amount, £1,663 million (2021: £1,034 million) related to assets to be leased to customers under operating leases. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 48: Structured entities

The Group's interests in structured entities are both consolidated and unconsolidated. Details of the Group's interests in consolidated structured entities are set out in note 30 for securitisations and covered bond vehicles, note 35 for structured entities associated with the Group's pension schemes, and below in part (A) and (B). Details of the Group's interests in unconsolidated structured entities are included below in part (C).

(A)   Asset-backed conduits

In addition to the structured entities discussed in note 30, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2022 was £2,357 million (2021: £1,745 million), comprising £1,464 million of loans and advances (2021: £889 million), £850 million of debt securities (2021: £780 million) and £43 million of financial assets at fair value through profit or loss (2021: £76 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group's banking activities. During 2022 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.

The external assets in Cancara are consolidated in the Group's financial statements.

(B)   Consolidated collective investment vehicles and limited partnerships

The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group's investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2022, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £54,749 million (2021: £60,352 million).

The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.

(C)   Unconsolidated collective investment vehicles and limited partnerships

The Group's direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £68,913 million at 31 December 2022 (2021: £74,916 million), included within financial assets designated at fair value through profit and loss (see note 16). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2022, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,176 billion (2021: £2,597 billion).

Given the nature of these investments, the Group's maximum exposure to loss is equal to the carrying value of the investment. However, the Group's investments in these entities are primarily held to match policyholder liabilities in the Insurance division and the majority of the risk from a change in the value of the Group's investment is matched by a change in policyholder liabilities. The collective investment vehicles are primarily financed by investments from investors in the vehicles.

During the year the Group has not provided any non-contractual financial or other support to these entities and has no current intention of providing any financial or other support. There were no transfers from/to these unconsolidated collective investment vehicles and limited partnerships.

The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity and further where the Group transfers assets to the structured entity, markets products associated with the structured entity in its own name and/or provides guarantees regarding the structured entity's performance.

The Group sponsors a range of diverse investment funds and limited partnerships where it acts as the fund manager or equivalent decision-maker and markets the funds under one of the Group's brands.

The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2022, are reported in note 6.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 49: Financial instruments

(1) Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

| | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | At fair value through other comprehensive income £m | Held at amortised cost £m | Insurance-related contracts £m | Total £m |
		Held for trading £m	Other £m					
At 31 December 2022								
Financial assets								
Cash and balances at central banks	–	–	–	–	–	91,388	–	91,388
Items in the course of collection from banks	–	–	–	–	–	242	–	242
Financial assets at fair value through profit or loss	–	14,216	166,393	–	–	–	–	180,609
Derivative financial instruments	75	24,678	–	–	–	–	–	24,753
Loans and advances to banks	–	–	–	–	–	10,632	–	10,632
Loans and advances to customers	–	–	–	–	–	454,899	–	454,899
Reverse repurchase agreements	–	–	–	–	–	44,865	–	44,865
Debt securities	–	–	–	–	–	9,926	–	9,926
Financial assets at amortised cost	–	–	–	–	–	520,322	–	520,322
Financial assets at fair value through other comprehensive income	–	–	–	–	23,154	–	–	23,154
Reinsurance assets	–	–	–	–	–	–	616	616
Total financial assets	75	38,894	166,393	–	23,154	611,952	616	841,084
Financial liabilities								
Deposits from banks	–	–	–	–	–	7,266	–	7,266
Customer deposits	–	–	–	–	–	475,331	–	475,331
Repurchase agreements at amortised cost	–	–	–	–	–	48,596	–	48,596
Items in course of transmission to banks	–	–	–	–	–	372	–	372
Financial liabilities at fair value through profit or loss	–	12,577	–	5,178	–	–	–	17,755
Derivative financial instruments	527	23,515	–	–	–	–	–	24,042
Notes in circulation	–	–	–	–	–	1,280	–	1,280
Debt securities in issue	–	–	–	–	–	73,819	–	73,819
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	106,893	106,893
Liabilities arising from non-participating investment contracts	–	–	–	42,975	–	–	–	42,975
Other	–	–	–	–	–	1,317	248	1,565
Subordinated liabilities	–	–	–	–	–	10,730	–	10,730
Total financial liabilities	527	36,092	–	48,153	–	618,711	107,141	810,624

Note 49: Financial instruments continued

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Insurance-related contracts £m	Total £m
		Held for trading £m	Other £m					
At 31 December 2021								
Financial assets								
Cash and balances at central banks	–	–	–	–	–	76,420	–	76,420
Items in the course of collection from banks	–	–	–	–	–	147	–	147
Financial assets at fair value through profit or loss	–	21,760	185,011	–	–	–	–	206,771
Derivative financial instruments	86	21,965	–	–	–	–	–	22,051
Loans and advances to banks	–	–	–	–	–	7,001	–	7,001
Loans and advances to customers	–	–	–	–	–	448,567	–	448,567
Reverse repurchase agreements	–	–	–	–	–	54,753	–	54,753
Debt securities	–	–	–	–	–	6,835	–	6,835
Financial assets at amortised cost	–	–	–	–	–	517,156	–	517,156
Financial assets at fair value through other comprehensive income	–	–	–	–	28,137	–	–	28,137
Reinsurance assets	–	–	–	–	–	–	759	759
Total financial assets	86	43,725	185,011	–	28,137	593,723	759	851,441
Financial liabilities								
Deposits from banks	–	–	–	–	–	7,647	–	7,647
Customer deposits	–	–	–	–	–	476,344	–	476,344
Repurchase agreements at amortised cost	–	–	–	–	–	31,125	–	31,125
Items in course of transmission to banks	–	–	–	–	–	316	–	316
Financial liabilities at fair value through profit or loss	–	16,582	–	6,541	–	–	–	23,123
Derivative financial instruments	327	17,733	–	–	–	–	–	18,060
Notes in circulation	–	–	–	–	–	1,321	–	1,321
Debt securities in issue	–	–	–	–	–	71,552	–	71,552
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	123,423	123,423
Liabilities arising from non-participating investment contracts	–	–	–	45,040	–	–	–	45,040
Other	–	–	–	–	–	1,475	308	1,783
Subordinated liabilities	–	–	–	–	–	13,108	–	13,108
Total financial liabilities	327	34,315	–	51,581	–	602,888	123,731	812,842

Note 49: Financial instruments continued

(2) Fair value measurement

Fair value is the price that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments to those held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation. Liabilities arising from non-participating investment contracts are carried at fair value. Fair values have not been disclosed for discretionary participating investment contracts. There is currently no agreed definition of fair valuation for discretionary participation features applied under IFRS and therefore the range of possible fair values of these contracts cannot be measured reliably.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group's consolidated balance sheet. These items include intangible assets, such as brands and acquired credit card relationships; premises and equipment; and shareholders' equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.

Valuation control framework

The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.

Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group's systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value. The frequency of the review is matched to the availability of independent data, monthly being the minimum. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.

Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, over-the-counter options and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.

Valuation of financial assets and liabilities

Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares, treasury bills and other government securities.

Level 2

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3

Level 3 portfolios are those where at least one input which could have a significant effect on the instrument's valuation is not based on observable market data. Such instruments would include the Group's venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group's asset-backed securities, loans and advances recognised at fair value and derivatives are also classified as level 3.

Transfers out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument's valuation become market observable after previously having been non-market observable. In the case of asset-backed securities this can arise if more than one consistent independent source of data becomes available. Conversely, transfers into the portfolio arise when consistent sources of data cease to be available.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 49: Financial instruments continued
(3)   Financial assets and liabilities carried at fair value
(A)   Financial assets, excluding derivatives
Valuation hierarchy

At 31 December 2022, the Group's financial assets carried at fair value, excluding derivatives, totalled £203,763 million (2021: £234,908 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on **page 303**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022				
Financial assets at fair value through profit or loss				
Loans and advances to banks	–	3,345	–	3,345
Loans and advances to customers	–	13,644	7,883	21,527
Debt securities:				
Government securities	10,050	7	–	10,057
Other public sector securities	–	2,516	–	2,516
Bank and building society certificates of deposit	–	7,133	–	7,133
Asset-backed securities:				
Mortgage-backed securities	–	235	–	235
Other asset-backed securities	–	122	63	185
Corporate and other debt securities	77	16,105	1,739	17,921
	10,127	26,118	1,802	38,047
Treasury and other bills	62	–	–	62
Contracts held with reinsurers	–	10,906	–	10,906
Equity shares	105,103	–	1,619	106,722
Total financial assets at fair value through profit or loss	**115,292**	**54,013**	**11,304**	**180,609**
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	10,854	357	–	11,211
Asset-backed securities	–	87	59	146
Corporate and other debt securities	536	10,978	–	11,514
	11,390	11,422	59	22,871
Treasury and other bills	–	–	–	–
Equity shares	–	–	283	283
Total financial assets at fair value through other comprehensive income	**11,390**	**11,422**	**342**	**23,154**
Total financial assets carried at fair value, excluding derivatives	**126,682**	**65,435**	**11,646**	**203,763**

Note 49: Financial instruments continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2021				
Financial assets at fair value through profit or loss				
Loans and advances to banks	–	4,170	–	4,170
Loans and advances to customers	–	15,575	9,793	25,368
Debt securities:				
Government securities	17,668	12	–	17,680
Other public sector securities	–	2,731	–	2,731
Bank and building society certificates of deposit	–	6,297	–	6,297
Asset-backed securities:				
Mortgage-backed securities	–	433	–	433
Other asset-backed securities	–	177	98	275
Corporate and other debt securities	–	18,123	1,679	19,802
	17,668	27,773	1,777	47,218
Treasury and other bills	19	–	–	19
Contracts held with reinsurers	–	12,371	–	12,371
Equity shares	115,882	–	1,743	117,625
Total financial assets at fair value through profit or loss	133,569	59,889	13,313	206,771
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	14,613	–	–	14,613
Asset-backed securities	–	–	70	70
Corporate and other debt securities	644	12,490	–	13,134
	15,257	12,490	70	27,817
Treasury and other bills	85	–	–	85
Equity shares	–	–	235	235
Total financial assets at fair value through other comprehensive income	15,342	12,490	305	28,137
Total financial assets carried at fair value, excluding derivatives	148,911	72,379	13,618	234,908

Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2022			2021		
	Financial assets at fair value through profit or loss £m	**Financial assets at fair value through other comprehensive income £m**	**Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m**	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	**13,313**	**305**	**13,618**	15,046	346	15,392
Exchange and other adjustments	**15**	**3**	**18**	4	(11)	(7)
(Losses) gains recognised in the income statement within other income	**(1,609)**	**(2)**	**(1,611)**	183	–	183
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	**–**	**44**	**44**	–	69	69
Purchases/increases to customer loans	**959**	**3**	**962**	1,709	8	1,717
Sales/repayments of customer loans	**(1,320)**	**(11)**	**(1,331)**	(2,765)	(107)	(2,872)
Transfers into the level 3 portfolio	**197**	**–**	**197**	171	–	171
Transfers out of the level 3 portfolio	**(251)**	**–**	**(251)**	(1,035)	–	(1,035)
At 31 December	**11,304**	**342**	**11,646**	13,313	305	13,618
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	**(1,596)**	**–**	**(1,596)**	(71)	–	(71)

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 49: Financial instruments continued
Valuation methodology for financial assets, excluding derivatives
Loans and advances to customers and banks
The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from market observable interest rates, a risk margin that reflects loan credit ratings and an incremental illiquidity premium based on historical spreads at origination on similar loans.

Debt securities
Debt securities measured at fair value and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument.

Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third-party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise venture capital investments.

Equity investments
Unlisted equity and fund investments are valued using different techniques in accordance with the Group's valuation policy and International Private Equity and Venture Capital Guidelines.

Depending on the business sector and the circumstances of the investment, unlisted equity valuations are based on earnings multiples, net asset values or discounted cash flows.

- A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected is appropriate for the size and type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting the appropriate multiple
- Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple
- For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group's valuation policy

Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third-party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third-party valuations where necessary.

(B) Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Group's financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £17,755 million (2021: £23,123 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page 303). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022				
Financial liabilities at fair value through profit or loss				
Debt securities and other liabilities designated at fair value through profit or loss	–	5,133	45	5,178
Trading liabilities:				
Liabilities in respect of securities sold under repurchase agreements	–	11,037	–	11,037
Short positions in securities	1,505	35	–	1,540
	1,505	11,072	–	12,577
Total financial liabilities carried at fair value, excluding derivatives	**1,505**	**16,205**	**45**	**17,755**
At 31 December 2021				
Financial liabilities at fair value through profit or loss				
Debt securities in issue designated at fair value through profit or loss	–	6,504	37	6,541
Trading liabilities:				
Liabilities in respect of securities sold under repurchase agreements	–	14,962	–	14,962
Short positions in securities	1,569	51	–	1,620
	1,569	15,013	–	16,582
Total financial liabilities carried at fair value, excluding derivatives	1,569	21,517	37	23,123

The Group's non-participating investment contracts (see note 33) were all categorised as level 2.

Note 49: Financial instruments continued
Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2022 £m	2021 £m
At 1 January	37	45
Gains recognised in the income statement within other income	(4)	(5)
Additions	33	4
Redemptions	(3)	(7)
Transfers out of the level 3 portfolio	(18)	–
At 31 December	**45**	37
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(4)	(4)

Valuation methodology for financial liabilities, excluding derivatives
Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.

In the year ended 31 December 2022, the own credit adjustment arising from the fair valuation of £5,178 million (2021: £6,541 million) of the Group's debt securities in issue designated at fair value through profit or loss resulted in a gain of £519 million (2021: loss of £86 million), before tax, recognised in other comprehensive income.

Trading liabilities in respect of securities sold under repurchase agreements

The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repurchase agreement rate curves specific to the type of security sold under the repurchase agreement.

(C)   Derivatives
Valuation hierarchy
All of the Group's derivative assets and liabilities are carried at fair value. At 31 December 2022, such assets totalled £24,753 million (2021: £22,051 million) and liabilities totalled £24,042 million (2021: £18,060 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on **page 303**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2022				2021			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	78	24,122	553	24,753	44	21,114	893	22,051
Derivative liabilities	(39)	(23,395)	(608)	(24,042)	(62)	(17,054)	(944)	(18,060)

Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2022		2021	
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	893	(944)	981	(1,374)
Exchange and other adjustments	47	(37)	(4)	4
Gains (losses) recognised in the income statement within other income	72	204	(182)	292
Purchases (additions)	48	(46)	214	(328)
(Sales) redemptions	(21)	38	(116)	462
Transfers out of the level 3 portfolio	(486)	177	–	–
At 31 December	**553**	**(608)**	893	(944)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	222	125	(219)	324

Valuation methodology for derivatives
Where the Group's derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

- Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
- Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
- Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves
- Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 49: Financial instruments continued

Complex interest rate and foreign exchange products where inputs to the valuation are significant, material and unobservable are classified as level 3.

Where credit protection, usually in the form of credit default swaps, has been purchased or written on asset-backed securities, the security is referred to as a negative basis asset-backed security and the resulting derivative assets or liabilities have been classified as either level 2 or level 3 according to the classification of the underlying asset-backed security.

Certain unobservable inputs used to calculate CVA, FVA, and own credit adjustments, are not significant in determining the classification of the derivative and debt instruments. Consequently, these inputs do not form part of the level 3 sensitivities presented.

Derivative valuation adjustments
Derivative financial instruments which are carried in the balance sheet at fair value are adjusted where appropriate to reflect credit risk, market liquidity and other risks.

(i) Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2021 and 2022:

	2022 £m	2021 £m
At 1 January	456	474
Income statement credit	(75)	(18)
At 31 December	**381**	456

Represented by:

	2022 £m	2021 £m
Credit Valuation Adjustment	294	306
Debit Valuation Adjustment	(55)	(26)
Funding Valuation Adjustment	142	176
	381	456

Credit and Debit Valuation Adjustments (CVA and DVA) are applied to the Group's over-the-counter derivative exposures with counterparties that are not subject to strong interbank collateral arrangements. These exposures largely relate to the provision of risk management solutions for corporate customers within the Commercial Banking division.

A CVA is taken where the Group has a positive future uncollateralised exposure (asset). A DVA is taken where the Group has a negative future uncollateralised exposure (liability). These adjustments reflect interest rates and expectations of counterparty creditworthiness and the Group's own credit spread respectively.

The CVA is sensitive to:

- The current size of the mark-to-market position on the uncollateralised asset
- Expectations of future market volatility of the underlying asset
- Expectations of counterparty creditworthiness

Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.

The combination of a one-notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £73 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2022).

The DVA is sensitive to:

- The current size of the mark-to-market position on the uncollateralised liability
- Expectations of future market volatility of the underlying liability
- The Group's own CDS spread

A one per cent rise in the CDS spread would lead to an increase in the DVA of £109 million.

The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group's business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £51 million fall in the overall valuation adjustment to £188 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.

The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by £13 million.

(ii) Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group's trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.

At 31 December 2022, the Group's derivative trading business held mid to bid-offer valuation adjustments of £61 million (2021: £63 million).

Note 49: Financial instruments continued

(D) Sensitivity of level 3 valuations

	Valuation techniques	Significant unobservable inputs[2]	2022 Carrying value £m	Favourable changes £m	Unfavourable changes £m	2021 Carrying value £m	Favourable changes £m	Unfavourable changes £m
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]	
Financial assets at fair value through profit or loss								
Loans and advances to customers	Discounted cash flows	Interest rate spreads (–50bps/+289bps)[4]	7,883	356	(385)	9,793	502	(460)
Debt securities	Discounted cash flows	Credit spreads (+/– 6%)[5]	162	9	(9)	191	13	(13)
Equity and venture capital investments	Market approach	Earnings multiple (1.9/15.2)[6]	1,907	84	(84)	1,692	191	(191)
		Underlying asset/ net asset value (incl. property prices)[3]	n/a 771	81	(88)	892	123	(131)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/ net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	581	2	(33)	745	22	(16)
			11,304			13,313		
Financial assets at fair value through other comprehensive income								
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	59	–	–	70	4	(4)
Equity and venture capital investments	Underlying asset/ net asset value (incl. property prices)[3]	n/a	283	15	(15)	235	14	(14)
			342			305		
Derivative financial assets								
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)[7]	553	9	(7)	893	10	(23)
Level 3 financial assets carried at fair value			**12,199**			14,511		
Financial liabilities at fair value through profit or loss								
Securitisation notes and other	Discounted cash flows	Interest rate spreads (+/– 50bps)[8]	45	1	(1)	37	1	(1)
Derivative financial liabilities								
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)[7]	608	–	–	944	–	–
Level 3 financial liabilities carried at fair value			**653**			981		

1 Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2 Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3 Underlying asset/net asset values represent fair value.
4 2021: –50bps/213bps.
5 2021: +/–7%.
6 2021: 3.5/14.9.
7 2021: 13%/168%.
8 2021: +/–50bps.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 49: Financial instruments continued

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:

- Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time
- Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
- Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes
- Earnings multiples are used to value certain unlisted equity investments. The earnings multiples used are derived from those of listed entities operating in the same sector with adjustments made for factors such as the size of the company and the quality of its earnings. The majority of the Group's venture capital investments are valued using an estimate of the company's maintainable earnings before interest, tax, depreciation and amortisation and in accordance with the International Private Equity and Venture Capital Valuation Guidelines. A higher earnings multiple will result in a higher fair value

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group's level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities

Reasonably possible alternative assumptions have been determined in respect of the Group's structured credit investments by flexing credit spreads.

Derivatives

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group's derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 17 per cent to 105 per cent (2021: 13 per cent to 168 per cent).

Unlisted equity, venture capital investments and investments in property partnerships

The valuation techniques used for unlisted equity and venture capital investments vary depending on the nature of the investment. Reasonably possible alternative valuations for these investments have been calculated by reference to the approach taken, as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

- For valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple
- The discount rates used in discounted cash flow valuations
- In line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investment portfolios

(4) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 303**). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2**.**

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022					
Loans and advances to banks	**10,632**	**10,632**	–	–	**10,632**
Loans and advances to customers:					
Stage 1	**380,291**	**376,056**	–	–	**376,056**
Stage 2	**59,356**	**58,672**	–	–	**58,672**
Stage 3	**5,883**	**5,974**	–	–	**5,974**
Purchased or originated credit-impaired	**9,369**	**9,369**	–	–	**9,369**
	454,899	**450,071**	–	–	**450,071**
Reverse repurchase agreements	**44,865**	**44,865**	–	**44,865**	–
Debt securities	**9,926**	**9,930**	**167**	**9,647**	**116**
Financial assets at amortised cost	**520,322**	**515,498**	**167**	**54,512**	**460,819**

Note 49: Financial instruments continued

	Carrying value £m	Fair value £m	Valuation hierarchy Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2021					
Loans and advances to banks	7,001	6,997	–	–	6,997
Loans and advances to customers:					
Stage 1	399,121	401,537	–	–	401,537
Stage 2	33,817	34,617	–	–	34,617
Stage 3	4,862	4,851	–	–	4,851
Purchased or originated credit-impaired	10,767	10,767	–	–	10,767
	448,567	451,772	–	–	451,772
Reverse repurchase agreements	54,753	54,753	–	54,753	–
Debt securities	6,835	6,876	–	6,739	137
Financial assets at amortised cost	517,156	520,398	–	61,492	458,906

Valuation methodology

Loans and advances to banks
The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of other loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.

Loans and advances to customers
The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. Due to their short-term nature, the carrying value of variable rate loans and balances relating to lease financing is assumed to be their fair value.

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.

Reverse repurchase agreements
The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities
The fair values of debt securities are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

(B) Financial liabilities

Valuation hierarchy
The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 303**).

	Carrying value £m	Fair value £m	Valuation hierarchy Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022					
Deposits from banks	**7,266**	**7,268**	**–**	**7,268**	**–**
Customer deposits	**475,331**	**475,147**	**–**	**475,147**	**–**
Repurchase agreements at amortised cost	**48,596**	**48,596**	**–**	**48,596**	**–**
Debt securities in issue	**73,819**	**71,975**	**–**	**71,975**	**–**
Subordinated liabilities	**10,730**	**10,065**	**–**	**10,065**	**–**
At 31 December 2021					
Deposits from banks	7,647	7,647	–	7,647	–
Customer deposits	476,344	476,506	–	476,506	–
Repurchase agreements at amortised cost	31,125	31,125	–	31,125	–
Debt securities in issue	71,552	74,665	–	74,665	–
Subordinated liabilities	13,108	14,804	–	14,804	–

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 49: Financial instruments continued

Valuation methodology

Deposits from banks and customer deposits

The fair value of bank and customer deposits repayable on demand is assumed to be equal to their carrying value.

The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities in issue

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Group's own credit spread.

Subordinated liabilities

The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.

(5) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2021 or 2022.

Note 50: Transfers of financial assets

There were no significant transferred financial assets which were derecognised in their entirety, but with ongoing exposure. Details of transferred financial assets that continue to be recognised in full are as follows.

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 30, included within financial assets measured at amortised cost are loans transferred under the Group's securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group's balance sheet. Assets transferred into the Group's securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme's requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group's obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 30). The liabilities shown in the table below have recourse to the transferred assets.

	2022		2021	
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions				
Financial assets at fair value through profit or loss	**6,370**	**1,483**	4,345	2,030
Financial assets at fair value through other comprehensive income	**8,803**	**6,990**	8,085	6,244
Securitisation programmes				
Financial assets at amortised cost:				
Loans and advances to customers[1]	**29,384**	**2,806**	31,406	3,705

1 The carrying value of associated liabilities excludes securitisation notes held by the Group of £22,343 million (31 December 2021: £24,010 million).

Note 51: Offsetting of financial assets and liabilities

The following information relates to financial assets and liabilities which have been offset in the balance sheet and those which have not been offset but for which the Group has enforceable master netting agreements or collateral arrangements in place with counterparties.

	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
				Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	
At 31 December 2022						
Financial assets						
Financial assets at fair value through profit or loss:						
Excluding reverse repurchase agreements	168,828	–	168,828	–	(1,127)	167,701
Reverse repurchase agreements	32,064	(20,283)	11,781	(87)	(11,694)	–
	200,892	(20,283)	180,609	(87)	(12,821)	167,701
Derivative financial instruments	76,437	(51,684)	24,753	(3,951)	(15,839)	4,963
Financial assets at amortised cost:						
Loans and advances to banks	10,632	–	10,632	(2,823)	–	7,809
Loans and advances to customers	458,229	(3,330)	454,899	(907)	(2,171)	451,821
Reverse repurchase agreements	55,675	(10,810)	44,865	–	(44,865)	–
Debt securities	9,926	–	9,926	–	–	9,926
	534,462	(14,140)	520,322	(3,730)	(47,036)	469,556
Financial assets at fair value through other comprehensive income	23,154	–	23,154	–	(6,202)	16,952
Financial liabilities						
Deposits from banks	7,266	–	7,266	(2,169)	–	5,097
Customer deposits	476,255	(924)	475,331	(1,869)	(2,171)	471,291
Repurchase agreements at amortised cost	59,406	(10,810)	48,596	–	(48,596)	–
Financial liabilities at fair value through profit or loss:						
Excluding repurchase agreements	6,718	–	6,718	–	–	6,718
Repurchase agreements	31,320	(20,283)	11,037	–	(11,037)	–
	38,038	(20,283)	17,755	–	(11,037)	6,718
Derivative financial instruments	78,132	(54,090)	24,042	(3,731)	(14,490)	5,821

1 The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2 Net of impairment allowances.
3 The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

The effects of over-collateralisation have not been taken into account in the above table.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 51: Offsetting of financial assets and liabilities continued

	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
				Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	
At 31 December 2021						
Financial assets						
Financial assets at fair value through profit or loss:						
Excluding reverse repurchase agreements	191,850	–	191,850	–	(2,456)	189,394
Reverse repurchase agreements	33,834	(18,913)	14,921	(20)	(14,901)	–
	225,684	(18,913)	206,771	(20)	(17,357)	189,394
Derivative financial instruments	50,205	(28,154)	22,051	(5,658)	(12,645)	3,748
Financial assets at amortised cost:						
Loans and advances to banks	7,001	–	7,001	(1,731)	–	5,270
Loans and advances to customers	449,732	(1,165)	448,567	(798)	(1,506)	446,263
Reverse repurchase agreements	64,474	(9,721)	54,753	–	(54,753)	–
Debt securities	6,835	–	6,835	–	(267)	6,568
	528,042	(10,886)	517,156	(2,529)	(56,526)	458,101
Financial assets at fair value through other comprehensive income	28,137	–	28,137	–	(4,981)	23,156
Financial liabilities						
Deposits from banks	7,647	–	7,647	(5,678)	–	1,969
Customer deposits	477,509	(1,165)	476,344	–	(1,506)	474,838
Repurchase agreements at amortised cost	40,846	(9,721)	31,125	–	(31,125)	–
Financial liabilities at fair value through profit or loss:						
Excluding repurchase agreements	8,161	–	8,161	–	–	8,161
Repurchase agreements	33,875	(18,913)	14,962	–	(14,962)	–
	42,036	(18,913)	23,123	–	(14,962)	8,161
Derivative financial instruments	46,214	(28,154)	18,060	(2,529)	(15,063)	468

1 The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2 Net of impairment allowances.
3 The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.

The effects of over-collateralisation have not been taken into account in the above table.

Note 52: Financial risk management

As a bancassurer, financial instruments are fundamental to the Group's activities and, as a consequence, the risks associated with financial instruments represent a significant component of the risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: market risk, which includes interest rate risk and foreign exchange risk; credit risk; liquidity risk; capital risk; and insurance risk. The following disclosures provide quantitative and qualitative information about the Group's exposure to these risks.

Market risk
(A)   Interest rate risk
Interest rate risk arises from the different repricing characteristics of the Group's assets and liabilities. Liabilities are generally either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group's discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining liabilities are contractually fixed for their term to maturity.

Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group's lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group's Banking activities is set out in the tables marked audited on **page 188**.

The Group's risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group's structural hedge. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by the Group Asset and Liability Committee.

The Group establishes hedge accounting relationships for interest rate risk components using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.

Hedge ineffectiveness arises during the management of interest rate risk due to residual unhedged risk. Sources of ineffectiveness, which the Group may decide to not fully mitigate, can include basis differences, timing differences and notional amount differences. The effectiveness of accounting hedge relationships is assessed between the hedging derivatives and the documented hedged item, which can differ to the underlying economically hedged item.

At 31 December 2022 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £152,662 million (2021: £172,695 million) with a net fair value liability of £493 million (2021: liability of £262 million) (note 17). The gains on the hedging instruments were £1,284 million (2021: gains of £944 million). The losses on the hedged items attributable to the hedged risk were £1,325 million (2021: losses of £767 million). The gains and losses relating to the fair value hedges are recorded in net trading income.

The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2022 was £249,703 million (2021: £109,093 million) with a net fair value liability of £2 million (2021: asset of £5 million) (note 17). In 2022, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £10 million (2021: loss of £69 million).

Interest rate benchmark reform
The Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. The Group has transitioned substantially all of its non-USD LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim. USD LIBOR transition is expected to complete by 30 June 2023.

While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.

The material risks identified include the following:

Conduct and litigation risk. The Group may be exposed to conduct and litigation charges as a direct result of inappropriate or negligent actions taken during IBOR transition resulting in detriment to the customer. The Group is working closely with its counterparties to avoid this outcome.

Market risk. IBOR transition is expected to lead to changes in the Group's market risk profile which will continue to be monitored and managed within the appropriate risk appetites. The key change is expected to be on the management of basis risk profile during the period when alternative benchmark rates are referenced in contracts up to the cessation of the in-scope IBOR index.

Credit risk. Clients may wish to renegotiate the terms of existing transactions as a consequence of IBOR reform. This could lead to a change in the credit risk exposure of the client depending on the outcome of the negotiations. The Group will continue to monitor and manage changes within the appropriate risk appetites.

Accounting risk. If IBOR transition is finalised in a manner that does not permit the application of the reliefs introduced in the IFRS Phase 2 amendments, the financial instrument may be required to be derecognised and a new instrument recognised. In addition, where instruments used in hedge accounting relationships are transitioned either at different times or to different benchmarks, this may result in additional volatility to the income statement either through hedge accounting ineffectiveness or failure of the hedge accounting relationships.

Operational risk. Additional operational risks may arise due to the IBOR transition programme impacting all businesses and functions within the Group and leading to the implementation of changes to technology, operations, client communication and the valuation of in-scope financial instruments.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 52: Financial risk management continued

The majority of the Group's USD LIBOR exposures are expected to transition through industry-led transition programmes managed by the London Clearing House and Futures exchanges, or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 are being managed through the Group's existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.

At 31 December 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which had yet to transition to the replacement benchmark rate:

	At 31 December 2022				At 31 December 2021			
	GBP LIBOR £m	USD LIBOR £m	Other[1] £m	Total £m	GBP LIBOR £m	USD LIBOR £m	Other £m	Total £m
Non-derivative financial assets								
Financial assets at fair value through profit or loss	**106**	**36**	**–**	**142**	1,753	268	–	2,021
Loans and advances to banks	**–**	**67**	**–**	**67**	–	4,106	–	4,106
Loans and advances to customers	**762**	**1,077**	**43**	**1,882**	3,542	5,975		9,517
Debt securities	**–**	**–**	**–**	**–**	126	–	–	126
Financial assets at amortised cost	**762**	**1,144**	**43**	**1,949**	3,668	10,081	–	13,749
Financial assets at fair value through other comprehensive income	**–**	**–**	**–**	**–**	16	–	–	16
	868	**1,180**	**43**	**2,091**	5,437	10,349	–	15,786
Non-derivative financial liabilities								
Customer deposits	**–**	**84**	**–**	**84**	–	74	–	74
Financial liabilities at fair value through profit or loss	**–**	**100**	**–**	**100**	–	100	3	103
Debt securities in issue	**–**	**52**	**–**	**52**	–	54	26	80
	–	**236**	**–**	**236**	–	228	29	257
Derivative notional/contract amount								
Interest rate	**840**	**193,228**	**1,223**	**195,291**	12,734	286,921	–	299,655
Cross currency	**–**	**29,452**	**1,124**	**30,576**	–	42,229	–	42,229
	840	**222,680**	**2,347**	**225,867**	12,734	329,150	–	341,884

1 Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.

As at 31 December 2022, the IBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, these are contracts that have cash flows determined on a synthetic LIBOR basis.

Of the £222,680 million of USD derivative notional balances as at 31 December 2022, £55,973 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £129,442 million relate to exchange traded futures or contracts settled through the London Clearing House. Of the remaining £37,265 million, £36,872 million are fallback-eligible.

In respect of the Group's hedge accounting relationships, for the purposes of determining whether:

- A forecast transaction is highly probable
- Hedged future cash flows are expected to occur
- A hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk
- An accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test

the Group considers the interest rate benchmark, on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform.

By 31 December 2022, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.

The Group's most significant remaining IBOR hedge accounting relationship in relation to benchmark reform is USD LIBOR, of which:

- The notional amount of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £1,771 million (2021: £3,258 million). These are principally loans and advances to customers in Commercial Banking.
- The interest rate benchmark reforms also affect assets and liabilities designated in fair value hedges. At 31 December 2022, these assets had a notional value of £1,864 million and liabilities had a notional value of £17,540 million. At 31 December 2021, such assets had a notional value of £3,370 million and liabilities had a notional value of £22,437 million. These fair value hedges principally relate to debt securities in issue.
- At 31 December 2022, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £19,755 million, of which £17,926 million relates to fair value hedges and £1,829 million relates to cash flow hedges. At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments applied was £27,873 million, of which £24,615 million related to fair value hedges and £3,258 million related to cash flow hedges.

Strategic report
Financial results
Governance
Risk management
Financial statements
Other information

Note 52: Financial risk management continued

(B) Foreign exchange risk

The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed in the tables marked audited on **page 190**.

The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades.

Risk arises from the Group's investments in its overseas operations. The Group's structural foreign currency exposure is represented by the net asset value of the foreign currency equity and subordinated debt investments in its subsidiaries and branches. Gains or losses on structural foreign currency exposures are taken to reserves. The Group ceased all hedge accounting of the currency translation risk of the net investment in foreign operations in 2018. The Group's main overseas operations are in the Americas and Europe.

Details of the Group's structural foreign currency exposures are as follows:

	2022			2021		
Foreign currency of Group operations	Euro £m	US Dollar £m	Other non-Sterling £m	Euro £m	US Dollar £m	Other non-Sterling £m
Exposure	**1,843**	**209**	**5**	115	134	7

Credit risk

The Group's credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivatives based transactions.

(A) Maximum credit exposure

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is detailed below. No account is taken of any collateral held and the maximum exposure to loss, which includes amounts held to cover unit-linked and With Profits Funds liabilities, is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts.

	2022			2021		
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2,3]:						
Loans and advances	**24,872**	**–**	**24,872**	29,538	–	29,538
Debt securities, treasury and other bills	**38,109**	**–**	**38,109**	47,237	–	47,237
Contracts held with reinsurers	**10,906**	**–**	**10,906**	12,371	–	12,371
	73,887	**–**	**73,887**	89,146	–	89,146
Derivative financial instruments	**24,753**	**(12,330)**	**12,423**	22,051	(11,600)	10,451
Financial assets at amortised cost, net[4]:						
Loans and advances to banks, net[4]	**10,632**	**–**	**10,632**	7,001	–	7,001
Loans and advances to customers, net[4]	**454,899**	**(2,171)**	**452,728**	448,567	(1,506)	447,061
Reverse repurchase agreements, net[4]	**44,865**	**–**	**44,865**	54,753	–	54,753
Debt securities, net[4]	**9,926**	**–**	**9,926**	6,835	–	6,835
	520,322	**(2,171)**	**518,151**	517,156	(1,506)	515,650
Financial assets at fair value through other comprehensive income[2]	**22,871**	**–**	**22,871**	27,902	–	27,902
Reinsurance assets	**616**	**–**	**616**	759	–	759
Off-balance sheet items:						
Acceptances and endorsements	**58**	**–**	**58**	191	–	191
Other items serving as direct credit substitutes	**781**	**–**	**781**	510	–	510
Performance bonds, including letters of credit, and other transaction-related contingencies	**2,147**	**–**	**2,147**	2,043	–	2,043
Irrevocable commitments and guarantees	**74,692**	**–**	**74,692**	71,158	–	71,158
	77,678	**–**	**77,678**	73,902	–	73,902
	720,127	**(14,501)**	**705,626**	730,916	(13,106)	717,810

1 Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2 Excluding equity shares.
3 Includes assets within the Group's unit-linked funds for which credit risk is borne by the policyholders and assets within the Group's With-Profits Funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.
4 Amounts shown net of related impairment allowances.

Note 52: Financial risk management continued

(B)   Concentrations of exposure

The Group's management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk (which incorporates Environmental (including climate), Social and Governance) in the assessment of Commercial Banking facilities.

At 31 December 2022 the most significant concentrations of exposure were in mortgages (comprising 71 per cent of total loans and advances to customers) and to financial, business and other services (comprising 8 per cent of the total).

	2022 £m	2021 £m
Agriculture, forestry and fishing	7,447	7,729
Energy and water supply	2,552	1,978
Manufacturing	3,619	4,110
Construction	4,066	4,440
Transport, distribution and hotels	13,170	13,463
Postal and telecommunications	2,526	2,109
Property companies	21,499	23,923
Financial, business and other services	37,666	33,533
Personal:		
Mortgages[1]	323,923	319,655
Other	26,154	24,604
Lease financing	766	982
Hire purchase	16,029	15,861
Total loans and advances to customers before allowance for impairment losses	**459,417**	452,387
Allowance for impairment losses (note 18)	**(4,518)**	(3,820)
Total loans and advances to customers	**454,899**	448,567

1   Includes both UK and overseas mortgage balances.

The Group's operations are predominantly UK-based and as a result an analysis of credit risk exposures by geographical region is not provided.

(C)   Credit quality of assets
Loans and advances
The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial	
Quality classification	**IFRS 9 PD range**	**Quality classification**	**IFRS 9 PD range**
RMS 1–3	0.00–0.80%	CMS 1–5	0.000–0.100%
RMS 4–6	0.81–4.50%	CMS 6–10	0.101–0.500%
RMS 7–9	4.51–14.00%	CMS 11–14	0.501–3.000%
RMS 10	14.01–20.00%	CMS 15–18	3.001–20.000%
RMS 11–13	20.01–99.99%	CMS 19	20.001–99.999%
RMS 14	100.00%	CMS 20–23	100.000%

Stage 3 assets include balances of £727 million (2021: £650 million) (with outstanding amounts due of £1,360 million (2021: £1,279 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.

Stage 2 and Stage 3 assets with a carrying amount of £126 million (2021: £1,546 million) were modified during the year. No material gain or loss was recognised by the Group.

As at 31 December 2022 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £5,279 million (2021: £6,658 million).

Note 52: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Loans and advances to banks										
CMS 1–5	1,223	–	–	–	1,223	–	–	–	–	–
CMS 6–10	9,366	–	–	–	9,366	11	–	–	–	11
CMS 11–14	28	27	–	–	55	–	2	–	–	2
CMS 15–18	3	–	–	–	3	2	–	–	–	2
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	10,620	27	–	–	10,647	13	2	–	–	15
Loans and advances to customers										
Retail – UK mortgages										
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Retail – credit cards										
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666
Retail – loans and overdrafts										
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610
Retail – UK Motor Finance										
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250
Retail – other										
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816

Note 52: Financial risk management continued

Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Commercial Banking										
CMS 1–5	13,573	33	–	–	13,606	2	–	–	–	2
CMS 6–10	32,070	512	–	–	32,582	37	3	–	–	40
CMS 11–14	31,591	5,627	–	–	37,218	128	93	–	–	221
CMS 15–18	3,275	4,508	–	–	7,783	47	244	–	–	291
CMS 19	–	813	–	–	813	–	74	–	–	74
CMS 20–23	–	–	3,371	–	3,371	–	–	1,070	–	1,070
	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698
Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
In respect of:										
Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698
Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

1 Drawn exposures include centralised fair value hedge accounting adjustments.

Reverse repurchase agreements

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Banks										
CMS 1–5	3,292	–	–	–	3,292	–	–	–	–	–
CMS 6–10	494	–	–	–	494	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	3,786	–	–	–	3,786	–	–	–	–	–
Customers										
CMS 1–5	9,094	–	–	–	9,094	–	–	–	–	–
CMS 6–10	31,985	–	–	–	31,985	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	41,079	–	–	–	41,079	–	–	–	–	–
Total reverse repurchase agreements	44,865	–	–	–	44,865	–	–	–	–	–

Note 52: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Retail – UK mortgages										
RMS 1–3	16,003	159	–	–	16,162	–	–	–	–	–
RMS 4–6	83	62	–	–	145	1	–	–	–	1
RMS 7–9	–	25	–	–	25	–	–	–	–	–
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	21	–	–	21	–	1	–	–	1
RMS 14	–	–	17	67	84	–	–	–	–	–
	16,086	274	17	67	16,444	1	1	–	–	2
Retail – credit cards										
RMS 1–3	39,384	30	–	–	39,414	16	–	–	–	16
RMS 4–6	14,355	2,975	–	–	17,330	32	28	–	–	60
RMS 7–9	580	422	–	–	1,002	5	8	–	–	13
RMS 10	–	46	–	–	46	–	2	–	–	2
RMS 11–13	–	76	–	–	76	–	6	–	–	6
RMS 14	–	–	45	–	45	–	–	–	–	–
	54,319	3,549	45	–	57,913	53	44	–	–	97
Retail – loans and overdrafts										
RMS 1–3	4,174	2	–	–	4,176	4	–	–	–	4
RMS 4–6	1,618	386	–	–	2,004	6	12	–	–	18
RMS 7–9	253	159	–	–	412	6	18	–	–	24
RMS 10	6	36	–	–	42	–	7	–	–	7
RMS 11–13	–	61	–	–	61	–	15	–	–	15
RMS 14	–	–	17	–	17	–	–	–	–	–
	6,051	644	17	–	6,712	16	52	–	–	68
Retail – UK Motor Finance										
RMS 1–3	318	–	–	–	318	–	–	–	–	–
RMS 4–6	1,259	–	–	–	1,259	2	–	–	–	2
RMS 7–9	347	1	–	–	348	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,924	1	–	–	1,925	2	–	–	–	2
Retail – other										
RMS 1–3	702	–	–	–	702	–	–	–	–	–
RMS 4–6	198	–	–	–	198	3	–	–	–	3
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	900	–	–	–	900	3	–	–	–	3
Total Retail	**79,280**	**4,468**	**79**	**67**	**83,894**	**75**	**97**	**–**	**–**	**172**

Note 52: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022										
Commercial Banking										
CMS 1–5	17,047	–	–	–	17,047	2	–	–	–	2
CMS 6–10	29,141	135	–	–	29,276	21	2	–	–	23
CMS 11–14	9,808	1,647	–	–	11,455	28	33	–	–	61
CMS 15–18	779	800	–	–	1,579	8	43	–	–	51
CMS 19	–	85	–	–	85	–	10	–	–	10
CMS 20–23	–	–	48	–	48	–	–	4	–	4
	56,775	2,667	48	–	59,490	59	88	4	–	151
Other										
CMS 1–5	121	–	–	–	121	–	–	–	–	–
CMS 6–10	–	–	–	–	–	–	–	–	–	–
CMS 11–14	279	–	–	–	279	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	11	–	11	–	–	–	–	–
	400	–	11	–	411	–	–	–	–	–
Total	136,455	7,135	138	67	143,795	134	185	4	–	323
In respect of:										
Retail	79,280	4,468	79	67	83,894	75	97	–	–	172
Commercial Banking	56,775	2,667	48	–	59,490	59	88	4	–	151
Other	400	–	11	–	411	–	–	–	–	–
Total	136,455	7,135	138	67	143,795	134	185	4	–	323

Note 52: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021										
Loans and advances to banks										
CMS 1–5	5,161	–	–	–	5,161	1	–	–	–	1
CMS 6–10	1,780	–	–	–	1,780	–	–	–	–	–
CMS 11–14	61	–	–	–	61	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	7,002	–	–	–	7,002	1	–	–	–	1
Loans and advances to customers										
Retail – UK mortgages										
RMS 1–3	270,649	9,785	–	–	280,434	48	146	–	–	194
RMS 4–6	2,971	8,288	–	–	11,259	–	104	–	–	104
RMS 7–9	9	2,258	–	–	2,267	–	64	–	–	64
RMS 10	–	355	–	–	355	–	15	–	–	15
RMS 11–13	–	1,112	–	–	1,112	–	65	–	–	65
RMS 14	–	–	1,940	10,977	12,917	–	–	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Retail – credit cards[1]										
RMS 1–3	5,076	15	–	–	5,091	9	–	–	–	9
RMS 4–6	6,023	1,092	–	–	7,115	58	43	–	–	101
RMS 7–9	819	623	–	–	1,442	29	71	–	–	100
RMS 10	–	112	–	–	112	–	22	–	–	22
RMS 11–13	–	235	–	–	235	–	82	–	–	82
RMS 14	–	–	292	–	292	–	–	128	–	128
	11,918	2,077	292	–	14,287	96	218	128	–	442
Retail – loans and overdrafts										
RMS 1–3	1,426	2	–	–	1,428	5	–	–	–	5
RMS 4–6	5,794	499	–	–	6,293	79	23	–	–	102
RMS 7–9	938	286	–	–	1,224	39	33	–	–	72
RMS 10	18	74	–	–	92	2	14	–	–	16
RMS 11–13	5	244	–	–	249	1	83	–	–	84
RMS 14	–	–	271	–	271	–	–	139	–	139
	8,181	1,105	271	–	9,557	126	153	139	–	418
Retail – UK Motor Finance										
RMS 1–3	8,758	465	–	–	9,223	79	6	–	–	85
RMS 4–6	2,904	844	–	–	3,748	22	19	–	–	41
RMS 7–9	583	298	–	–	881	5	15	–	–	20
RMS 10	–	69	–	–	69	–	7	–	–	7
RMS 11–13	2	152	–	–	154	–	27	–	–	27
RMS 14	–	–	201	–	201	–	–	116	–	116
	12,247	1,828	201	–	14,276	106	74	116	–	296
Retail – other[1]										
RMS 1–3	9,715	228	–	–	9,943	3	4	–	–	7
RMS 4–6	1,386	265	–	–	1,651	11	8	–	–	19
RMS 7–9	–	88	–	–	88	–	3	–	–	3
RMS 10	–	2	–	–	2	–	–	–	–	–
RMS 11–13	97	10	–	–	107	–	–	–	–	–
RMS 14	–	–	169	–	169	–	–	52	–	52
	11,198	593	169	–	11,960	14	15	52	–	81
Total Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073

Note 52: Financial risk management continued

Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021										
Commercial Banking[1]										
CMS 1–5	21,950	39	–	–	21,989	4	–	–	–	4
CMS 6–10	26,073	310	–	–	26,383	23	–	–	–	23
CMS 11–14	32,512	3,466	–	–	35,978	84	76	–	–	160
CMS 15–18	2,184	2,858	–	–	5,042	14	145	–	–	159
CMS 19	–	857	–	–	857	–	39	–	–	39
CMS 20–23	–	–	3,563	–	3,563	–	–	956	–	956
	82,719	7,530	3,563	–	93,812	125	260	956	–	1,341
Other[2]	144	–	7	–	151	400	–	6	–	406
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
In respect of:										
Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073
Commercial Banking	82,719	7,530	3,563	–	93,812	125	260	956	–	1,341
Other[2]	144	–	7	–	151	400	–	6	–	406
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

2 Drawn exposures include centralised fair value hedge accounting adjustments and expected credit loss allowance includes a central adjustment of £400 million that was applied in respect of uncertainty in the economic outlook.

Reverse repurchase agreements

Banks	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
CMS 1–5	2,901	–	–	–	2,901	–	–	–	–	–
CMS 6–10	631	–	–	–	631	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	3,532	–	–	–	3,532	–	–	–	–	–
Customers										
CMS 1–5	13,364	–	–	–	13,364	–	–	–	–	–
CMS 6–10	37,807	–	–	–	37,807	–	–	–	–	–
CMS 11–14	50	–	–	–	50	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	51,221	–	–	–	51,221	–	–	–	–	–
Total reverse repurchase agreements	54,753	–	–	–	54,753	–	–	–	–	–

Note 52: Financial risk management continued

Gross undrawn exposures and expected credit loss allowance	Undrawn exposures					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021										
Retail – UK mortgages										
RMS 1–3	16,947	67	–	–	17,014	1	–	–	–	1
RMS 4–6	24	25	–	–	49	–	–	–	–	–
RMS 7–9	–	3	–	–	3	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	13	72	85	–	–	–	–	–
	16,971	95	13	72	17,151	1	–	–	–	1
Retail – credit cards[1]										
RMS 1–3	47,427	81	–	–	47,508	23	2	–	–	25
RMS 4–6	8,811	2,160	–	–	10,971	22	22	–	–	44
RMS 7–9	242	172	–	–	414	3	3	–	–	6
RMS 10	–	31	–	–	31	–	1	–	–	1
RMS 11–13	–	58	–	–	58	–	3	–	–	3
RMS 14	–	–	55	–	55	–	–	–	–	–
	56,480	2,502	55	–	59,037	48	31	–	–	79
Retail – loans and overdrafts										
RMS 1–3	5,123	3	–	–	5,126	4	–	–	–	4
RMS 4–6	1,180	228	–	–	1,408	5	4	–	–	9
RMS 7–9	97	48	–	–	145	1	5	–	–	6
RMS 10	1	11	–	–	12	–	2	–	–	2
RMS 11–13	–	29	–	–	29	–	6	–	–	6
RMS 14	–	–	18	–	18	–	–	–	–	–
	6,401	319	18	–	6,738	10	17	–	–	27
Retail – UK Motor Finance										
RMS 1–3	277	–	–	–	277	–	–	–	–	–
RMS 4–6	1,180	–	–	–	1,180	2	–	–	–	2
RMS 7–9	527	–	–	–	527	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	1	–	–	–	1	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,985	–	–	–	1,985	2	–	–	–	2
Retail – other[1]										
RMS 1–3	598	–	–	–	598	–	–	–	–	–
RMS 4–6	298	–	–	–	298	1	–	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	896	–	–	–	896	1	–	–	–	1
Total Retail	82,733	2,916	86	72	85,807	62	48	–	–	110

Note 52: Financial risk management continued

	Undrawn exposures					Expected credit loss allowance				
Gross undrawn exposures and expected credit loss allowance continued	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021										
Commercial Banking[1]										
CMS 1–5	26,935	1	–	–	26,936	2	–	–	–	2
CMS 6–10	19,455	47	–	–	19,502	15	–	–	–	15
CMS 11–14	7,926	1,212	–	–	9,138	24	18	–	–	42
CMS 15–18	453	347	–	–	800	6	17	–	–	23
CMS 19	–	33	–	–	33	–	3	–	–	3
CMS 20–23	–	–	67	–	67	–	–	5	–	5
	54,769	1,640	67	–	56,476	47	38	5	–	90
Other										
CMS 1–5	102	–	–	–	102	–	–	–	–	–
CMS 6–10	144	–	–	–	144	–	–	–	–	–
CMS 11–14	193	–	–	–	193	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	11	–	11	–	–	–	–	–
	439	–	11	–	450	–	–	–	–	–
Total	137,941	4,556	164	72	142,733	109	86	5	–	200
In respect of:										
Retail	82,733	2,916	86	72	85,807	62	48	–	–	110
Commercial Banking	54,769	1,640	67	–	56,476	47	38	5	–	90
Other	439	–	11	–	450	–	–	–	–	–
Total	137,941	4,556	164	72	142,733	109	86	5	–	200

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Average PD grade
The table below shows the average PD for the major portfolios used in the calculation of ECL and therefore Stage 2 average PD reflects the lifetime value. These reflect the forward-looking view under the Group's base case scenario prior to the application of MES and post-model adjustments which further impact ECL.

	2022		2021[1]	
	Stage 1 average PD %	Stage 2 average PD %	Stage 1 average PD %	Stage 2 average PD %
Retail				
UK mortgages	**0.26**	**15.48**	0.17	12.44
Credit cards	**2.06**	**20.89**	1.58	17.82
Loans and overdrafts	**3.36**	**29.75**	2.42	23.57
UK Motor Finance	**0.71**	**11.24**	0.81	12.00
Commercial Banking				
Loans and advances to customers	**0.88**	**18.50**	0.95	22.32

1 Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 52: Financial risk management continued

Cash and balances at central banks

Significantly all of the Group's cash and balances at central banks of £91,388 million (2021: £76,420 million) are due from the Bank of England, the Federal Reserve Bank of New York or the Deutsche Bundesbank.

Debt securities held at amortised cost

An analysis by credit rating of the Group's debt securities held at amortised cost is provided below:

	2022			2021		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Government securities	268	–	268	202	–	202
Asset-backed securities:						
Mortgage-backed securities	3,712	–	3,712	1,457	–	1,457
Other asset-backed securities	1,946	2	1,948	1,590	18	1,608
	5,658	2	5,660	3,047	18	3,065
Corporate and other debt securities	3,993	14	4,007	3,558	13	3,571
Gross exposure	9,919	16	9,935	6,807	31	6,838
Allowance for impairment losses			(9)			(3)
Total debt securities held at amortised cost			9,926			6,835

1　Credit ratings equal to or better than 'BBB'.
2　Other comprises sub-investment grade (2022: £nil; 2021: £18 million) and not rated (2022: £16 million; 2021: £13 million).

Financial assets at fair value through other comprehensive income (excluding equity shares)

An analysis of the Group's financial assets at fair value through other comprehensive income is included in note 21. The credit quality of the Group's financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2022			2021		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities:						
Government securities	11,196	15	11,211	14,600	13	14,613
Asset-backed securities	95	51	146	15	55	70
Corporate and other debt securities	11,470	44	11,514	13,088	46	13,134
	22,761	110	22,871	27,703	114	27,817
Treasury and other bills	–	–	–	85	–	85
Total financial assets at fair value through other comprehensive income	22,761	110	22,871	27,788	114	27,902

1　Credit ratings equal to or better than 'BBB'.
2　Other comprises sub-investment grade (2022: £71 million; 2021: £72 million) and not rated (2022: £39 million; 2021: £42 million).

Note 52: Financial risk management continued

Debt securities, treasury and other bills, and contracts held with reinsurers held at fair value through profit or loss

An analysis of the Group's financial assets at fair value through profit or loss is included in note 16. Substantially all of the loans and advances to customers and banks recognised at fair value through profit or loss have an investment grade rating. The credit quality of the Group's debt securities, treasury and other bills, and contracts held with reinsurers held at fair value through profit or loss is set out below:

	2022			2021		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets:						
Debt securities:						
Government securities	2,185	–	2,185	6,579	–	6,579
Asset-backed securities:						
Mortgage-backed securities	7	–	7	12	–	12
Other asset-backed securities	14	–	14	3	–	3
	21	–	21	15	–	15
Corporate and other debt securities	216	12	228	245	–	245
Total trading assets	**2,422**	**12**	**2,434**	6,839	–	6,839
Other financial assets mandatorily at fair value through profit or loss:						
Debt securities:						
Government securities	7,871	1	7,872	11,097	4	11,101
Other public sector securities	2,510	6	2,516	2,722	9	2,731
Bank and building society certificates of deposit	7,129	4	7,133	6,294	3	6,297
Asset-backed securities:						
Mortgage-backed securities	228	–	228	421	–	421
Other asset-backed securities	171	–	171	272	–	272
	399	–	399	693	–	693
Corporate and other debt securities	14,932	2,761	17,693	16,692	2,865	19,557
	32,841	2,772	35,613	37,498	2,881	40,379
Treasury and other bills	62	–	62	19	–	19
Contracts held with reinsurers	10,822	84	10,906	12,371	–	12,371
Total other financial assets mandatorily at fair value through profit or loss	**43,725**	**2,856**	**46,581**	49,888	2,881	52,769
Total held at fair value through profit or loss	**46,147**	**2,868**	**49,015**	56,727	2,881	59,608

1 Credit ratings equal to or better than 'BBB'.
2 Other comprises sub-investment grade (2022: £1,256 million; 2021: £1,491 million) and not rated (2022: £1,612 million; 2021: £1,390 million).

Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group's unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.

Derivative assets

An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group's net credit risk relating to derivative assets of £12,423 million (2021: £10,451 million), cash collateral of £3,951 million (2021: £5,658 million) was held and a further £36 million was due from OECD banks (2021: £253 million).

	2022			2021		
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	23,326	1,352	24,678	20,193	1,772	21,965
Hedging	53	22	75	81	5	86
Total derivative financial instruments	**23,379**	**1,374**	**24,753**	20,274	1,777	22,051

1 Credit ratings equal to or better than 'BBB'.
2 Other comprises sub-investment grade (2022: £1,031 million; 2021: £1,471 million) and not rated (2022: £343 million; 2021: £306 million).

Note 52: Financial risk management continued
Financial guarantees and irrevocable loan commitments

Financial guarantees represent undertakings that the Group will meet a customer's obligation to third parties if the customer fails to do so. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. The Group is theoretically exposed to loss in an amount equal to the total guarantees or unused commitments, however, the likely amount of loss is expected to be significantly less. Most commitments to extend credit are contingent upon customers maintaining specific credit standards.

(D)   Collateral held as security for financial assets

The principal types of collateral accepted by the Group include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments, cash and guarantees from third-parties. The terms and conditions associated with the use of the collateral are varied and are dependent on the type of agreement and the counterparty. The Group holds collateral against loans and advances and irrevocable loan commitments; qualitative and, where appropriate, quantitative information is provided in respect of this collateral below. Collateral held as security for financial assets at fair value through profit or loss and for derivative assets is also shown below.

The Group holds collateral in respect of loans and advances to banks and customers as set out below. The Group does not hold collateral against debt securities, comprising asset-backed securities and corporate and other debt securities, which are classified as financial assets held at amortised cost.

Loans and advances to banks

There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £3,786 million (2021: £3,532 million), against which the Group held collateral with a fair value of £247 million (2021: £620 million).

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Loans and advances to customers
Retail lending
Mortgages

An analysis by loan to value ratio of the Group's residential mortgage lending is provided below. The value of collateral used in determining the loan to value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	Drawn balances					Expected credit loss allowance				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total gross £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total gross £m
At 31 December 2022										
Less than 70 per cent	**210,457**	**33,205**	**3,161**	**8,845**	**255,668**	**51**	**330**	**210**	**117**	**708**
70 per cent to 80 per cent	**31,788**	**5,264**	**170**	**359**	**37,581**	**25**	**124**	**55**	**42**	**246**
80 per cent to 90 per cent	**11,942**	**2,604**	**48**	**149**	**14,743**	**12**	**59**	**20**	**19**	**110**
90 per cent to 100 per cent	**3,319**	**606**	**13**	**113**	**4,051**	**3**	**18**	**7**	**18**	**46**
Greater than 100 per cent	**11**	**104**	**24**	**156**	**295**	**–**	**21**	**19**	**57**	**97**
Total	**257,517**	**41,783**	**3,416**	**9,622**	**312,338**	**91**	**552**	**311**	**253**	**1,207**
At 31 December 2021										
Less than 70 per cent	217,830	19,766	1,717	9,872	249,185	31	247	98	110	486
70 per cent to 80 per cent	42,808	1,632	134	572	45,146	11	80	38	26	155
80 per cent to 90 per cent	12,087	253	52	184	12,576	5	28	23	16	72
90 per cent to 100 per cent	779	46	14	135	974	–	10	7	16	33
Greater than 100 per cent	125	101	23	214	463	1	29	18	42	90
Total	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 52: Financial risk management continued

The energy performance certificate (EPC) profile of the security associated with the Group's UK mortgage portfolio is shown below:

	2022		2021	
EPC profile	**£m**	**%**	£m	%
A	731	0.2	563	0.2
B	37,075	11.9	34,070	11.0
C	60,086	19.2	54,636	17.7
D	93,010	29.8	88,752	28.8
E	35,015	11.2	35,086	11.4
F	6,990	2.2	7,258	2.4
G	1,519	0.5	1,546	0.5
Unrated properties	77,912	25.0	86,433	28.0
Total	**312,338**	**100.0**	308,344	100.0

The above data is sourced using the latest available government EPC information as at the relevant balance sheet date. The Group has no EPC data available for 25.0 per cent (2021: 28.0 per cent) of the UK mortgage portfolio, these are classified as unrated properties.

EPC ratings are not considered to be a material credit risk factor, and do not form part of the Group's credit risk calculations.

Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2022, Stage 3 non-mortgage lending amounted to £475 million, net of an impairment allowance of £372 million (2021: £498 million, net of an impairment allowance of £435 million).

Stage 1 and Stage 2 non-mortgage retail lending amounted to £53,825 million (2021: £49,147 million). Lending decisions are predominantly based on an obligor's ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group's credit risk disclosures for unimpaired non-mortgage retail lending show assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.

Commercial lending
Reverse repurchase transactions
At 31 December 2022 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £41,079 million (2021: £51,221 million), against which the Group held collateral with a fair value of £33,468 million (2021: £52,690 million), all of which the Group was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management's strategy to try to either repair the business or recover the debt.

At 31 December 2022, Stage 3 secured commercial lending amounted to £410 million, net of an impairment allowance of £160 million (2021: £636 million, net of an impairment allowance of £198 million). The fair value of the collateral held in respect of impaired secured commercial lending was £484 million (2021: £693 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group's exposure.

Stage 3 secured commercial lending and associated collateral relates to lending to property companies and to customers in the financial, business and other services; transport, distribution and hotels; and construction industries.

Stage 1 and Stage 2 secured lending
For Stage 1 and Stage 2 secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure. The Group believes that this approach is appropriate as collateral values at origination and during a period of good performance may not be representative of the value of collateral if the obligor enters a distressed state.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

Note 52: Financial risk management continued

Financial assets at fair value through profit or loss (excluding equity shares)

Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £11,781 million (2021: £14,921 million). Collateral is held with a fair value of £9,598 million (2021: £15,640 million), all of which the Group is able to repledge. At 31 December 2022, £5,232 million had been repledged (2021: £7,251 million).

In addition, securities held as collateral in the form of stock borrowed amounted to £26,368 million (2021: £14,100 million). Of this amount, £14,375 million (2021: £6,538 million) had been resold or repledged as collateral for the Group's own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Derivative assets, after offsetting of amounts under master netting arrangements

The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £12,423 million (2021: £10,451 million), cash collateral of £3,951 million (2021: £5,658 million) was held.

Irrevocable loan commitments and other credit-related contingencies

At 31 December 2022, the Group held irrevocable loan commitments and other credit-related contingencies of £77,678 million (2021: £73,902 million). Collateral is held as security, in the event that lending is drawn down, on £16,442 million (2021: £17,149 million) of these balances.

Collateral repossessed

During the year, £219 million of collateral was repossessed (2021: £86 million), consisting primarily of residential property.

In respect of retail portfolios, the Group does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group's balance sheet and are classified according to the Group's accounting policies.

(E) Collateral pledged as security

The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard securitised borrowing contracts.

Repurchase transactions

Amortised cost

There are balances arising from repurchase transactions with banks of £33,009 million (2021: £30,085 million), which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2022 was £40,366 million (2021: £39,918 million).

There are balances arising from repurchase transactions with customers of £15,587 million (2021: £1,040 million); the fair value of the collateral provided under these agreements at 31 December 2022 was £13,461 million (2021: £903 million).

Financial liabilities at fair value through profit or loss

The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £10,427 million (2021: £14,350 million).

Securities lending transactions

The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2022 £m	2021 £m
Financial assets at fair value through profit or loss	1,463	2,348
Financial assets at fair value through other comprehensive income	5,429	1,918
Total	**6,892**	4,266

Securitisations and covered bonds

In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group's asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 30.

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 52: Financial risk management continued

Liquidity risk

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The table below analyses assets and liabilities of the Group, other than liabilities arising from insurance and investment contracts, into relevant maturity groupings based on the remaining contractual period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category. Liabilities arising from insurance and investment contracts are analysed on a behavioural basis. Certain balances, included in the table below on the basis of their residual maturity, are repayable on demand upon payment of a penalty.

(A) Maturities of assets and liabilities

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–2 years £m	2–5 years £m	Over 5 years £m	Total £m
At 31 December 2022									
Assets									
Cash and balances at central banks	91,388	–	–	–	–	–	–	–	91,388
Financial assets at fair value through profit or loss	12,019	8,108	3,269	2,186	858	2,827	7,565	143,777	180,609
Derivative financial instruments	2,896	1,823	1,069	656	637	1,424	2,828	13,420	24,753
Loans and advances to banks	4,756	763	896	700	352	78	3,084	3	10,632
Loans and advances to customers	17,535	7,628	10,337	8,849	9,952	33,886	78,857	287,855	454,899
Reverse repurchase agreements	14,530	10,908	11,600	4,035	285	2,924	583	–	44,865
Debt securities	7	219	73	275	77	874	6,475	1,926	9,926
Financial assets at amortised cost	36,828	19,518	22,906	13,859	10,666	37,762	88,999	289,784	520,322
Financial assets at fair value through other comprehensive income	310	273	391	456	665	2,324	9,334	9,401	23,154
Other assets	1,683	1,071	189	700	211	357	922	32,470	37,603
Total assets	145,124	30,793	27,824	17,857	13,037	44,694	109,648	488,852	877,829
Liabilities									
Deposits from banks	3,988	364	141	139	408	4	2,222	–	7,266
Customer deposits	446,311	8,074	5,628	2,953	4,695	3,887	3,402	381	475,331
Repurchase agreements at amortised cost	12,203	6,183	–	–	–	–	30,210		48,596
Financial liabilities at fair value through profit or loss	5,245	2,363	1,526	1,431	665	615	1,476	4,434	17,755
Derivative financial instruments	3,197	1,647	942	739	779	2,030	3,850	10,858	24,042
Debt securities in issue	5,562	9,761	8,646	3,940	2,114	10,124	23,964	9,708	73,819
Liabilities arising from insurance and investment contracts	1,288	1,828	2,598	2,434	2,324	9,172	27,618	102,606	149,868
Other liabilities	6,137	1,246	393	1,486	521	523	753	11,842	22,901
Subordinated liabilities	–	–	541	662	–	915	3,770	4,842	10,730
Total liabilities	483,931	31,466	20,415	13,784	11,506	27,270	97,265	144,671	830,308

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Note 52: Financial risk management continued

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–2 years £m	2–5 years £m	Over 5 years £m	Total £m
At 31 December 2021									
Assets									
Cash and balances at central banks	76,420	–	–	–	–	–	–	–	76,420
Financial assets at fair value through profit or loss	10,706	8,280	6,093	2,840	878	1,784	7,553	168,637	206,771
Derivative financial instruments	1,607	804	633	304	309	947	1,997	15,450	22,051
Loans and advances to banks	4,350	332	327	11	32	29	1,918	2	7,001
Loans and advances to customers	15,279	8,624	9,792	10,949	11,107	32,096	77,714	283,006	448,567
Reverse repurchase agreements	13,678	15,111	16,651	5,107	2,526	762	918	–	54,753
Debt securities	19	1,217	19	71	305	220	2,735	2,249	6,835
Financial assets at amortised cost	33,326	25,284	26,789	16,138	13,970	33,107	83,285	285,257	517,156
Financial assets at fair value through other comprehensive income	341	598	122	322	1,552	3,029	8,861	13,312	28,137
Other assets	1,509	1,200	185	528	147	515	948	30,958	35,990
Total assets	123,909	36,166	33,822	20,132	16,856	39,382	102,644	513,614	886,525
Liabilities									
Deposits from banks	2,313	376	353	177	223	353	3,774	78	7,647
Customer deposits	456,077	6,177	3,165	2,053	1,296	4,883	2,327	366	476,344
Repurchase agreements at amortised cost	1,011	92	10	3	–	–	30,009	–	31,125
Financial liabilities at fair value through profit or loss	5,711	4,921	2,439	1,969	224	212	1,748	5,899	23,123
Derivative financial instruments	1,674	826	470	341	352	1,105	1,962	11,330	18,060
Debt securities in issue	4,020	5,555	5,476	6,320	4,129	10,152	22,496	13,404	71,552
Liabilities arising from insurance and investment contracts	1,532	2,076	2,921	2,894	3,312	10,606	30,663	114,459	168,463
Other liabilities	3,721	2,876	631	1,024	778	567	743	13,611	23,951
Subordinated liabilities	21	–	96	–	–	1,307	6,464	5,220	13,108
Total liabilities	476,080	22,899	15,561	14,781	10,314	29,185	100,186	164,367	833,373

The above tables are provided on a contractual basis. The Group's assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms and readers are, therefore, advised to use caution when using this data to evaluate the Group's liquidity position. In particular, amounts in respect of customer deposits are usually contractually payable on demand or at short notice. However, in practice, these deposits are not usually withdrawn on their contractual maturity.

The table below analyses financial instrument liabilities of the Group, excluding those arising from insurance and participating investment contracts, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022						
Deposits from banks	3,925	369	714	2,227	135	7,370
Customer deposits	449,801	6,717	11,635	7,417	382	475,952
Repurchase agreements at amortised cost	12,501	6,188	904	33,054	38	52,685
Financial liabilities at fair value through profit or loss	5,297	2,397	3,725	2,293	4,747	18,459
Debt securities in issue	6,108	12,625	15,517	39,527	11,623	85,400
Liabilities arising from non-participating investment contracts	42,975	–	–	–	–	42,975
Lease liabilities	13	54	166	582	700	1,515
Subordinated liabilities	27	113	1,648	6,741	12,384	20,913
Total non-derivative financial liabilities	520,647	28,463	34,309	91,841	30,009	705,269
Derivative financial liabilities						
Gross settled derivatives – outflows	55,671	43,380	40,826	34,808	20,677	195,362
Gross settled derivatives – inflows	(52,383)	(41,255)	(39,132)	(34,015)	(20,130)	(186,915)
Gross settled derivatives – net flows	3,288	2,125	1,694	793	547	8,447
Net settled derivative liabilities	13,078	82	130	752	1,501	15,543
Total derivative financial liabilities	16,366	2,207	1,824	1,545	2,048	23,990

Note 52: Financial risk management continued

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2021						
Deposits from banks	2,318	358	789	4,213	233	7,911
Customer deposits	456,306	6,161	6,540	7,255	676	476,938
Repurchase agreements at amortised cost	1,419	492	243	30,987	7	33,148
Financial liabilities at fair value through profit or loss	6,371	5,037	4,071	2,130	5,826	23,435
Debt securities in issue	5,804	5,722	16,728	34,562	10,606	73,422
Liabilities arising from non-participating investment contracts	45,040	–	–	–	–	45,040
Lease liabilities	2	64	167	605	927	1,765
Subordinated liabilities	54	78	677	9,558	9,114	19,481
Total non-derivative financial liabilities	517,314	17,912	29,215	89,310	27,389	681,140
Derivative financial liabilities						
Gross settled derivatives – outflows	39,184	30,271	32,267	39,429	21,709	162,860
Gross settled derivatives – inflows	(38,231)	(29,283)	(31,453)	(38,137)	(19,834)	(156,938)
Gross settled derivatives – net flows	953	988	814	1,292	1,875	5,922
Net settled derivative liabilities	12,099	60	52	429	1,350	13,990
Total derivative financial liabilities	13,052	1,048	866	1,721	3,225	19,912

The majority of the Group's non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £17 million (2021: £20 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

An analysis of the Group's total wholesale funding by residual maturity and by currency is set out on **page 182**.

Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022	**826**	**1,288**	**4,967**	**22,967**	**76,845**	**106,893**
At 31 December 2021	1,101	1,603	6,108	26,928	87,683	123,423

For insurance contracts which are neither unit-linked nor in the Group's with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.

The following tables set out the amounts and residual maturities of the Group's off-balance sheet contingent liabilities, commitments and guarantees.

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–3 years £m	3–5 years £m	Over 5 years £m	Total £m
At 31 December 2022									
Acceptances and endorsements	47	11	–	–	–	–	–	–	58
Other contingent liabilities	355	744	263	240	144	554	181	447	2,928
Total contingent liabilities	402	755	263	240	144	554	181	447	2,986
Lending commitments and guarantees	68,984	2,419	17,641	1,586	6,439	12,787	14,329	19,571	143,756
Other commitments	–	–	–	–	–	–	10	29	39
Total commitments and guarantees	68,984	2,419	17,641	1,586	6,439	12,787	14,339	19,600	143,795
Total contingents, commitments and guarantees	69,386	3,174	17,904	1,826	6,583	13,341	14,520	20,047	146,781
At 31 December 2021									
Acceptances and endorsements	11	180	–	–	–	–	–	–	191
Other contingent liabilities	219	658	328	184	154	295	258	457	2,553
Total contingent liabilities	230	838	328	184	154	295	258	457	2,744
Lending commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,060	11,595	4,756	142,672
Other commitments	–	–	–	–	–	17	–	44	61
Total commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,077	11,595	4,800	142,733
Total contingents, commitments and guarantees	70,667	5,107	20,349	3,846	8,026	20,372	11,853	5,257	145,477

Note 52: Financial risk management continued

Capital risk

Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements through applying the capital directives and regulations implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group's capital resources are provided in the table marked audited on **page 151**.

Each insurance company within the Group is regulated by the PRA. The insurance businesses are required to calculate solvency capital requirements and available capital in accordance with Solvency II. The Insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015, with the latest major change to the model approved in November 2020. The capital position of the Group's insurance businesses is reviewed on a regular basis by the Insurance, Pensions and Investments Executive Committee.

Insurance risk

Insurance underwriting risk is the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value and arises within the Group's Insurance business. Insurance underwriting risk is measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for the Insurance business's regulatory capital assessments and other supporting measures where appropriate. The Group also mitigates insurance underwriting risk via the use of reinsurance arrangements.

Note 53: Cash flow statement

(A) Change in operating assets

	2022 £m	2021[1] £m	2020[1] £m
Change in financial assets held at amortised cost	**(1,639)**	(2,379)	(6,652)
Change in financial assets at fair value through profit or loss	**26,179**	(15,565)	(8,147)
Change in derivative financial instruments	**(7,704)**	6,132	(2,894)
Change in other operating assets	**201**	1,447	25
Change in operating assets	**17,037**	(10,365)	(17,668)

1 Restated, see page 218.

(B) Change in operating liabilities

	2022 £m	2021 £m	2020 £m
Change in deposits from banks and repurchase agreements	**2,536**	6,266	3,287
Change in customer deposits and repurchase agreements	**13,340**	17,295	38,805
Change in financial liabilities at fair value through profit or loss	**(4,849)**	391	1,085
Change in derivative financial instruments	**5,982**	(9,258)	1,534
Change in debt securities in issue	**1,651**	(15,896)	(10,142)
Change in investment contract liabilities	**(2,065)**	6,588	993
Change in other operating liabilities[1]	**(1,002)**	(432)	175
Change in operating liabilities	**15,593**	4,954	35,737

1 Includes a decrease of £158 million (2021: decrease of £197 million; 2020: decrease of £172 million) in respect of lease liabilities.

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Financial results

Governance

Risk management

Financial statements

Other information

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 53: Cash flow statement continued

(C)   Non-cash and other items

	2022 £m	2021 £m	2020 £m
Depreciation and amortisation	2,396	2,825	2,732
Revaluation of investment properties	511	(575)	209
Allowance for loan losses	1,372	(1,121)	3,856
Write-off of allowance for loan losses, net of recoveries	(759)	(935)	(1,377)
Impairment charge (credit) relating to undrawn balances	122	(257)	289
Impairment of financial assets at fair value through other comprehensive income	6	(2)	5
Change in insurance contract liabilities	(16,590)	7,328	4,554
Regulatory and legal provisions	255	1,300	464
Other provision movements	(80)	(66)	85
Net charge in respect of defined benefit schemes	125	236	247
Foreign exchange impact on balance sheet[1]	(291)	140	865
Interest expense on subordinated liabilities	697	1,320	1,080
Net gain on sale of financial assets at fair value through other comprehensive income	(92)	2	(149)
Hedging valuation adjustments on subordinated debt	(1,871)	(781)	280
Value of employee services	224	182	122
Transactions in own shares	(20)	(13)	293
Accretion of discounts and amortisation of premiums and issue costs	462	(306)	(82)
Share of post-tax results of associates and joint ventures	(10)	(2)	13
Transfers to income statement from reserves	43	(621)	(496)
Profit on disposal of tangible fixed assets	(121)	(268)	(81)
Other non-cash items	(38)	(159)	(38)
Total non-cash items	**(13,659)**	**8,227**	**12,871**
Contributions to defined benefit schemes	(2,533)	(1,347)	(1,153)
Payments in respect of regulatory and legal provisions	(625)	(817)	(2,241)
Other	13	–	117
Total other items	**(3,145)**	**(2,164)**	**(3,277)**
Non-cash and other items	**(16,804)**	**6,063**	**9,594**

1   When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D)   Acquisition of Group undertakings and businesses

	2022 £m	2021 £m	2020 £m
Net assets acquired:			
Intangible assets	68	–	–
Other assets	131	3	–
Other liabilities	(146)	–	–
Goodwill arising on acquisition	335	–	–
Cash consideration	**388**	**3**	**–**
Less cash and cash equivalents acquired	(74)	–	–
Net cash outflow arising from acquisition of subsidiaries and businesses	**314**	**3**	**–**
Acquisition of and additional investment in joint ventures	95	54	3
Net cash outflow from acquisitions in the year	**409**	**57**	**3**

Note 53: Cash flow statement continued

(E) Analysis of cash and cash equivalents as shown in the balance sheet

	2022 £m	2021[1] £m	2020[1] £m
Cash and balances at central banks	**91,388**	76,420	73,257
Less mandatory reserve deposits[2]	**(2,111)**	(2,178)	(1,875)
	89,277	74,242	71,382
Loans and advances to banks and reverse repurchase agreements	**14,418**	10,533	10,746
Less amounts with a maturity of three months or more	**(7,866)**	(5,581)	(3,983)
	6,552	4,952	6,763
Total cash and cash equivalents	**95,829**	79,194	78,145

1 Restated, see page 218.
2 Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group's day-to-day operations they are excluded from cash and cash equivalents.

Included within cash and cash equivalents at 31 December 2022 is £37 million (2021: £76 million; 2020: £84 million) of restricted cash and cash equivalents is held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

Note 54: Events since the balance sheet date

Acquisition of Tusker
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited ("Tusker"), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance. Cash consideration was approximately £300 million[1]. As a result of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of finalising the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.

1 Subject to customary adjustments.

Share buyback
The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2023.

Note 55: Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2022 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

With the exception of the minor amendments detailed below, as at 21 February 2023 these pronouncements have been endorsed for use in the United Kingdom.

IFRS 17 Insurance Contracts
IFRS 17 *Insurance Contracts* replaces IFRS 4 *Insurance Contracts* and is effective for annual periods beginning on or after 1 January 2023. The Group's initial application date was 1 January 2023 and its transition date was 1 January 2022. On transition, the Group will use the full retrospective approach for business written since 1 January 2016 using Solvency II modelling tools developed when Solvency II was implemented, which are only available to support the calculation of IFRS 17 results from that date. The fair value approach will be used for business written prior to 1 January 2016 and valuations supporting Solvency II at the transition date will be used to support the fair value calculation for transition for that business.

Comparative information
As permitted by IFRS 17, the Group's financial statements at and for the year ended 31 December 2023 will include restated comparatives for the year ended 31 December 2022 only. Comparative information for the year ended 31 December 2021 will be presented in accordance with IFRS 4.

IFRS 17 recognition and measurement
IFRS 17 requires insurance contracts, including reinsurance contracts, and investment contracts with discretionary participation features to be recognised on the balance sheet as the total of the fulfilment cash flows and the contractual service margin:

- The fulfilment cash flows consist of the present value of future cash flows calculated using best estimate assumptions, together with an explicit risk adjustment for non-financial risk and are required to be remeasured at each reporting date
- The contractual service margin (CSM) represents the unearned profit on the insurance contracts and investment contracts with discretionary participation features

Changes to estimates of fulfilment cash flows which relate to future service are taken to the CSM, except where onerous contracts are identified or where the Group takes advantage of the risk mitigation options available under IFRS 17. The Group calculates the risk adjustment by applying margins to best estimate cashflows relating to non-financial risks (such as mortality or persistency). The risk adjustment will be released to the income statement as risk expires. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance and the risk adjustment represents the amount of risk transferred from the underlying contracts held.

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Financial statements

Other information

Note 55: Future accounting developments continued

Expected impact: comparison with IFRS 4

Under IFRS 4, the Group recognises a value in-force asset and the expected profit of an insurance contract at its inception. Under IFRS 17, the expected profit for providing insurance contract services will be recognised in the CSM and released to the income statement throughout the contract period over which the insurance contract services are provided. The risk adjustment is released commensurate with the expiry of non-financial risk associated with the valuation of best estimate cash flows. The value in-force asset recognised by the Group at 31 December 2021 will be derecognised on transition.

IFRS 17 will impact the timing of profit recognition for the insurance contracts and investment contracts with discretionary participation features issued by the Group. However, it will not change the total profit recognised over the lifetime of these contracts as compared to IFRS 4, or the capital position or cash flows of the Group and its insurance companies. The change in the measurement basis of the Group's liabilities, the derecognition of the VIF and the recognition, within the CSM, of a proportion of the previously recognised profits from insurance contracts will result in a reduction to the Group's retained earnings on transition.

Establishing cash flows within the boundary of an insurance contract

IFRS 17 requires cash flows to be included within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period where the Group can compel a policyholder to pay premiums or where the Group has a substantive obligation to provide the policyholder with services. The Group has assessed the contract boundary for insurance contracts it sells and has established relevant fulfilment cash flows accordingly, and the assumption framework which applies to determining the best estimate of those cash flows on an on-going basis. In particular, this includes the assumptions around increments on pensions business which are expected within the contract boundary and the extent to which the contract boundary is substantially changed upon contact modification as a result of new product features being added.

Level of aggregation of insurance contracts

IFRS 17 requires identification of portfolios of insurance contracts that have similar risks and that are managed together. In determining the appropriate level of aggregation, the Group has considered the relative risks and how these are managed within the business, in addition to factors such as geography, sales channel and product taxation basis. CSM is measured on initial recognition for cohorts of insurance contracts within these portfolios that are issued not more than a year apart. These cohorts are further disaggregated into CSM groups according to a profitability assessment and other product characteristics. As a result, the Group has identified the following portfolios: individual annuities, bulk annuities, protection products and workplace and other pensions. Within these portfolios, the Group expects to have approximately 25 CSM groups during 2023, in addition to those established at transition to IFRS 17.

Separating components of contracts

IFRS 17 also requires certain components of insurance contracts to be separated, including investment components. Investment components reflect amounts due to policy holders, akin to deposits, so are not recognised in the income statement.

Disaggregation of insurance finance income or expenses

Insurance finance income or expenses comprise changes in the carrying amount of a group of insurance contracts arising from the effect of the time value of money and the effects of financial risk. IFRS 17 provides an accounting policy choice between:

- including insurance finance income or expenses for the period in the income statement; or
- disaggregating insurance finance income and expenses for the period to include in the income statement an amount determined by a systematic allocation, and the residual amount in other comprehensive income (OCI).

The Group has elected to recognise total insurance finance income or expenses in profit or loss in the period in which they arise. This decision is based on IFRS 9 *Financial Instruments*. Under IFRS 9, the Group measures assets backing insurance contracts at fair value through profit or loss (FVTPL).

Accounting for the Group's principal insurance businesses

Annuity and protection business: The general measurement model will be used for the Group's annuity and protection business. The discount rates are locked in at the inception of the contract in determining the value of the CSM. The subsequent effects of changes in discount rates on the best estimate of the insurance contract liabilities will be recognised in the income statement in the period in which they arise, as an accounting policy choice. The Group will use discount rates based on the liquidity of the associated liabilities and, accordingly, will apply illiquidity premia to its annuity and whole of life businesses. For immediate annuity contracts, the CSM will be recognised in income over the life of the contracts based on the maximum claim payable for each period and for protection contracts, CSM will be recognised in the income statement commensurate with the sum assured.

Unit-linked and with-profits business: There is an adaptation of the general measurement model for contracts with direct participation features, the variable fee approach, which results in changes in variable fees, including those arising from changes in economic assumptions, being taken to the CSM. The expected profit will be recognised within the CSM and released to the income statement over the coverage period.

General insurance business: The Group has applied the option available under IFRS 17 to use the simplified approach (the premium allocation approach), mainly for short duration contracts. The insurance revenue recognised in the income statement in the period reflects the expected premium receipts allocated to the period, after adjusting for the time value of money and the effect of financial risk. The amortisation of insurance acquisition cash flows is taken to the income statement on the basis of the passage of time.

Balance sheet impact at 1 January 2022

On restatement, the reduction in the Group's total equity as of 1 January 2022 was approximately £1.9 billion, driven by the derecognition of the value in-force asset, the move to best estimate of contract liabilities, the creation of the new CSM liability and the establishment of the risk adjustment. The CSM of all insurance contracts issued and net of reinsurance contracts held at 1 January 2022 was approximately £1.9 billion and the risk adjustment, net of reinsurance, recognised at that date was approximately £1.5 billion. The Group expects that approximately £300 million of the CSM and risk adjustment, gross of reinsurance, held at 1 January 2022 will be released and recognised in the income statement during the year ended 31 December 2022. These amounts will be finalised during the first quarter of 2023 following the completion of further work being undertaken by the Group.

Note 55: Future accounting developments continued

Equity impact at 31 December 2022

During 2022, the Group has added a drawdown feature to its existing longstanding and workplace pension business. This is a contract modification that results in a substantially different contract boundary, and IFRS 17 requires that the contracts and associated CSM (approximately £0.4 billion) at the time of the modification are derecognised and the modified contracts together with a new CSM (approximately £1.7 billion) are recognised as if they were new contracts.

The Group estimates these contract modifications will increase the CSM by approximately £1.3 billion and reduce its equity by approximately £1.3 billion (before the impact of IFRS 17 tax transitional adjustments) given the charge recognised in the income statement in 2022 on an IFRS 17 basis. The estimate has been prepared assuming these contract modifications occurred on the 1 January 2022. As these contract modifications occurred throughout 2022, the Group will undertake further work during the first quarter of 2023 to finalise the financial impact of the contract modifications using the actual dates these contract modifications occurred during 2022.

Income statement impact

Whilst IFRS 17 does not change the total profit recognised over the life of an insurance contract or investment contract with discretionary participation features, it does change both the phasing of profit recognition and the amounts recognised within individual income statement line items, including other income and operating expenses. Under IFRS 17, the Group is required to defer substantially all of the expected profit through the recognition of a CSM on the balance sheet (losses on groups of onerous contracts and recoveries of such losses, to the extent they are covered by reinsurance contracts held, are recognised in the income statement immediately); the CSM is subsequently released to the income statement over the coverage period of the product. The expected profit includes estimated future premiums and claims together with administration costs such as claims handling costs, costs incurred to provide contractual policyholder benefits and policy administration and maintenance costs. As a result, a reduction is expected in the amounts to be disclosed as other income, operating income and operating expenses under IFRS 17, in respect of the relevant IFRS 17 income statement line items that will be presented from 2023.

The Group continues to refine and finalise the new accounting processes and models and has not, therefore, presented the impact of IFRS 17 for the year ended 31 December 2022 including impacts on financial metrics such as earnings per share. Further work will be undertaken during the first quarter of 2023 to finalise the impact of IFRS 17 on the Group's income statement and earnings per share for the year ended 31 December 2022 and on its balance sheet at 31 December 2022.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 *Presentation of Financial Statements* and IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*). These amendments are not expected to have a significant impact on the Group.

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Financial results

Governance

Risk management

Financial statements

Other information

Parent company balance sheet
at 31 December

	Note	2022 £ million	2021 £ million
Assets			
Cash and cash equivalents		**48**	50
Financial assets at fair value through profit or loss	2	**20,292**	20,362
Derivative financial instruments		**1,197**	793
Amounts due from subsidiaries	3	**–**	–
Debt securities		**2,279**	2,033
Loans to subsidiaries	11	**14,119**	14,238
Investment in subsidiaries	11	**49,609**	49,142
Current tax recoverable		**4**	28
Deferred tax assets	4	**93**	26
Other assets		**–**	2
Total assets		**87,641**	86,674
Liabilities			
Due to subsidiaries[1]		**27**	200
Financial liabilities at fair value through profit or loss	5	**13,865**	9,748
Derivative financial instruments		**1,550**	414
Debt securities in issue	6	**15,366**	17,748
Other liabilities[1]		**125**	61
Subordinated liabilities	7	**9,218**	8,105
Total liabilities		**40,151**	36,276
Equity			
Share capital	8	**6,729**	7,102
Share premium account	8	**18,504**	18,479
Merger reserve	9	**6,806**	6,806
Capital redemption reserve	9	**4,932**	4,479
Retained profits[2]	10	**5,222**	7,626
Shareholders' equity		**42,193**	44,492
Other equity instruments	8	**5,297**	5,906
Total equity		**47,490**	50,398
Total equity and liabilities		**87,641**	86,674

1   Due to subsidiaries, previously reported within other liabilities, is shown separately. Comparatives have been presented on a consistent basis.
2   The parent company recorded a profit after tax for the year of £1,399 million (2021: £3,905 million).

The accompanying notes are an integral part of the parent company financial statements.

The directors approved the parent company financial statements on 21 February 2023.

Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Parent company statement of changes in equity
for the year ended 31 December

	Attributable to ordinary shareholders						
	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
At 1 January 2020	24,756	7,420	4,462	3,950	40,588	5,906	46,494
Total comprehensive income[1]	–	–	–	849	849	453	1,302
Transactions with owners							
Dividends	–	–	–	–	–	–	–
Distributions on other equity instruments	–	–	–	–	–	(453)	(453)
Issue of ordinary shares	191	–	–	–	191	–	191
Movement in treasury shares	–	–	–	(52)	(52)	–	(52)
Value of employee services:							
Share option schemes	–	–	–	48	48	–	48
Other employee award schemes	–	–	–	74	74	–	74
Total transactions with owners	191	–	–	70	261	(453)	(192)
At 31 December 2020	24,947	7,420	4,462	4,869	41,698	5,906	47,604
Total comprehensive income[1]	–	–	–	3,476	3,476	429	3,905
Transactions with owners							
Dividends	–	–	–	(877)	(877)	–	(877)
Distributions on other equity instruments	–	–	–	–	–	(429)	(429)
Issue of ordinary shares	37	–	–	–	37	–	37
Redemption of preference shares	597	(614)	17	–	–	–	–
Movement in treasury shares	–	–	–	(24)	(24)	–	(24)
Value of employee services:							
Share option schemes	–	–	–	51	51	–	51
Other employee award schemes	–	–	–	131	131	–	131
Total transactions with owners	634	(614)	17	(719)	(682)	(429)	(1,111)
At 31 December 2021	25,581	6,806	4,479	7,626	44,492	5,906	50,398
Total comprehensive income[1]	**–**	**–**	**–**	**961**	**961**	**438**	**1,399**
Transactions with owners							
Dividends	**–**	**–**	**–**	**(1,475)**	**(1,475)**	**–**	**(1,475)**
Distributions on other equity instruments	**–**	**–**	**–**	**–**	**–**	**(438)**	**(438)**
Issue of ordinary shares	**105**	**–**	**–**	**–**	**105**	**–**	**105**
Share buyback	**(453)**	**–**	**453**	**(2,013)**	**(2,013)**	**–**	**(2,013)**
Issue of other equity instruments	**–**	**–**	**–**	**(5)**	**(5)**	**750**	**745**
Repurchase and redemptions of other equity instruments	**–**	**–**	**–**	**(37)**	**(37)**	**(1,359)**	**(1,396)**
Movement in treasury shares	**–**	**–**	**–**	**(59)**	**(59)**	**–**	**(59)**
Value of employee services:							
Share option schemes	**–**	**–**	**–**	**41**	**41**	**–**	**41**
Other employee award schemes	**–**	**–**	**–**	**183**	**183**	**–**	**183**
Total transactions with owners	**(348)**	**–**	**453**	**(3,365)**	**(3,260)**	**(1,047)**	**(4,307)**
At 31 December 2022	**25,233**	**6,806**	**4,932**	**5,222**	**42,193**	**5,297**	**47,490**

1 No statement of comprehensive income has been shown for the parent company, as permitted by section 408 of the Companies Act 2006. Total comprehensive income comprises only the profit for the year.

The accompanying notes are an integral part of the parent company financial statements.

Parent company cash flow statement

for the year ended 31 December

	2022 £ million	2021 £ million	2020 £ million
Cash flows from operating activities			
Profit before tax	1,331	3,893	1,257
Adjustments for:			
Fair value and exchange adjustments and other non-cash items	21	1,134	(512)
Change in other assets	(177)	(7,028)	(1,815)
Change in other liabilities and other items	1,626	(3,322)	6,401
Dividends received	(1,120)	(3,600)	(1,135)
Distributions on other equity instruments received	(338)	(423)	(492)
Tax received	27	2	–
Net cash provided (used in) by operating activities	1,370	(9,344)	3,704
Cash flows from investing activities			
Return of capital contribution	4	4	4
Dividends received	1,120	3,600	1,135
Distributions on other equity instruments received	338	423	492
Acquisitions of and capital injections to subsidiaries	(250)	(3,209)	(1,170)
Return of capital by subsidiaries	–	4,130	–
Amounts advanced to subsidiaries	(3,148)	(974)	(5,827)
Repayment of loans to subsidiaries	4,234	6,727	2,004
Interest received on loans to subsidiaries	408	461	261
Net cash provided by (used in) investing activities	2,706	11,162	(3,101)
Cash flows from financing activities			
Dividends paid to ordinary shareholders	(1,475)	(877)	–
Distributions on other equity instruments	(438)	(429)	(453)
Interest paid on subordinated liabilities	(370)	(793)	(316)
Proceeds from issue of subordinated liabilities	838	499	–
Proceeds from issue of other equity instruments	745	–	–
Proceeds from issue of ordinary shares	31	25	144
Share buyback	(2,013)	–	–
Repayment of subordinated liabilities	–	(200)	–
Repurchase and redemptions of other equity instruments	(1,396)	–	–
Net cash used in financing activities	(4,078)	(1,775)	(625)
Change in cash and cash equivalents	(2)	43	(22)
Cash and cash equivalents at beginning of year	50	7	29
Cash and cash equivalents at end of year	48	50	7

The accompanying notes are an integral part of the parent company financial statements.

Notes to the parent company financial statements

for the year ended 31 December

Note 1: Basis of preparation and accounting policies

The financial statements of Lloyds Banking Group plc have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities at fair value through profit or loss and all derivative contracts. The accounting policies of the Company are the same as those of the Group which are set out in note 2 to the consolidated financial statements. Investments in subsidiaries are carried at historical cost, less any provisions for impairment. Fees payable to the Company's auditors by the Group are set out in note 12 to the consolidated financial statements.

Note 2: Financial assets at fair value through profit or loss

	2022 £m	2021 £m
Debt securities	**20,292**	20,362

The assets held at fair value through profit or loss represent holdings of debt securities issued by subsidiaries. The contractual terms of such instruments contain certain write-down and conversion features and so are not considered to satisfy the solely payments of principal and interest test.

Note 3: Amounts due from subsidiaries

These comprise short-term lending to subsidiaries, repayable on demand. As required by IFRS 9, the Company has established an allowance for impairment losses for amounts due from its subsidiaries (31 December 2022: £16 million; 31 December 2021: £3 million) based on the probability of its subsidiaries defaulting on the amounts payable in the next 12 months. The carrying value of the amounts owed by subsidiaries is a reasonable approximation to fair value.

Note 4: Deferred tax

As at 31 December 2022 the Company carried a deferred tax asset of £93 million (2021: £26 million); there was no deferred tax liability at 31 December 2022 or 31 December 2021. The movement in the deferred tax asset during 2022 primarily related to financial liabilities at fair value through profit and loss (giving rise to a £62 million credit to the income statement).

Note 5: Financial liabilities at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss represent debt securities in issue which are accounted for at fair value to significantly reduce an accounting mismatch. The changes in the credit risk of these liabilities are linked to the changes in credit risk on corresponding assets that the Company holds at fair value through profit or loss, representing debt securities issued by subsidiaries. Given the economic relationship between these assets and liabilities, the Company presents changes in the credit risk of its liabilities in profit or loss in order to avoid creating or enlarging an accounting mismatch.

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2022 was £14,433 million, which was £568 million higher than the balance sheet carrying value (2021: £9,388 million which was £360 million lower than the balance sheet carrying value). At 31 December 2022 there was a cumulative £425 million increase in the fair value of these liabilities attributable to changes in credit risk (2021: increase of £542 million), of which a £117 million decrease arose in 2022 and a £1 million increase arose in 2021; this is determined by reference to the quoted credit spreads of the Company.

Note 6: Debt securities in issue

These comprise notes issued by the Company in a number of currencies, although predominantly Euros and US Dollars, with maturity dates ranging up to 2038.

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Financial results

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Risk management

Financial statements

Other information

Notes to the parent company financial statements continued
for the year ended 31 December

Note 7: Subordinated liabilities
These liabilities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer. Any repayments of subordinated liabilities require the consent of the Prudential Regulation Authority.

	Preference shares £m	Undated £m	Dated £m	Total £m
At 1 January 2021	723	10	7,027	7,760
Issued in the year[1]:				
1.985% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2031	–	–	499	499
3.369% Fixed Rate Reset Dated Subordinated Notes due 2041 (US$1,175 million)	–	–	352	352
	–	–	851	851
Repurchases and redemptions during the year[1]:				
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	(8)	–	–	(8)
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	(140)	–	–	(140)
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	(143)	–	–	(143)
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	(41)	–	–	(41)
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	(14)	–	–	(14)
	(346)	–	–	(346)
Foreign exchange and other movements (cash and non-cash)	(37)	–	(123)	(160)
At 31 December 2021	340	10	7,755	8,105
Issued in the year[1]:				
7.953% Fixed Rate Reset Dated Subordinated notes 2033 (US$1,000 million)	–	–	838	838
	–	–	838	838
Foreign exchange and other movements (cash and non-cash)	(15)	–	290	275
At 31 December 2022	**325**	**10**	**8,883**	**9,218**

1   Issuances in the year generated cash inflows of £838 million (2021: £499 million); the repurchases and redemptions resulted in cash outflows of £nil (2021: £200 million). Cash payments in respect of interest on subordinated liabilities in the year amounted to £370 million (2021: £793 million).

Note 8: Share capital, share premium account and other equity instruments
Details of the Company's share capital, share premium account and other equity instruments are as set out in notes 39, 40 and 43 to the consolidated financial statements.

Note 9: Merger reserve and capital redemption reserve
The merger reserve comprises the premium on shares issued on 13 January 2009 under the placing and open offer and shares issued on 16 January 2009 on the acquisition of HBOS plc, offset by adjustments on the redemption of preference shares. Substantially all of the Company's merger reserve is available for distribution.

Movements in the merger reserve were as follows:

	2022 £m	2021 £m	2020 £m
At 1 January	**6,806**	7,420	7,420
Redemption of preference shares[1]	**–**	(614)	–
At 31 December	**6,806**	6,806	7,420

1   During the year ended 31 December 2021, the Company redeemed certain tranches of its preference shares, which had been accounted for as subordinated liabilities. On redemption an amount of £17 million was transferred from the distributable merger reserve to the capital redemption reserve and £597 million was transferred from the distributable merger reserve to the share premium account, with these amounts representing the nominal value of the shares redeemed and premium upon original issuance respectively.

The capital redemption reserve represents transfers from the merger reserve in accordance with companies' legislation and amounts transferred from share capital following the cancellation of shares.

Movements in the capital redemption reserve were as follows:

	2022 £m	2021 £m	2020 £m
At 1 January	**4,479**	4,462	4,462
Redemption of preference shares	**–**	17	–
Shares cancelled under share buyback programme[1]	**453**	–	–
At 31 December	**4,932**	4,479	4,462

1   See note 41 to the consolidated financial statements.

Note 10: Retained profits

	2022 £m	2021 £m	2020 £m
At 1 January	7,626	4,869	3,950
Profit attributable to ordinary shareholders	961	3,476	849
Dividends paid[1]	(1,475)	(877)	–
Issue costs of other equity instruments (net of tax)	(5)	–	–
Repurchase and redemption costs of other equity instruments	(37)	–	–
Share buyback programme	(2,013)	–	–
Movement in treasury shares	(59)	(24)	(52)
Value of employee services:			
Share option schemes	41	51	48
Other employee award schemes	183	131	74
At 31 December	5,222	7,626	4,869

1   Details of the Company's dividends are as set out in note 44 to the consolidated financial statements.

Note 11: Related party transactions

Key management personnel
The key management personnel of the Group and the Company are the same. The relevant disclosures are given in note 46 to the consolidated financial statements.

The Company has no employees (2021: nil).

As discussed in note 2 to the consolidated financial statements, the Group provides share-based compensation to employees through a number of schemes; these are all in relation to shares in the Company and the costs of providing those benefits are treated as capital contributions to the employing companies in the Group.

Investment in subsidiaries

	Ordinary share capital		Other capital instruments		Total	
	2022 £m	2021 £m	2022 £m	2021 £m	2022 £m	2021 £m
At 1 January	42,993	42,076	6,149	7,827	49,142	49,903
Additions and capital injections	250	660	–	2,549	250	3,209
Capital contributions	221	164	–	–	221	164
Return of capital contributions	(4)	(4)	–	–	(4)	(4)
Capital repayments and redemptions	–	97	–	(4,227)	–	(4,130)
At 31 December	43,460	42,993	6,149	6,149	49,609	49,142

Details of the subsidiaries and related undertakings are given on **pages 352 to 360** and are incorporated by reference.

Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments; however, there were no further significant restrictions on any of the Company's subsidiaries in paying dividends or repaying loans and advances. All regulated banking and insurance subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact the ability of those subsidiaries to make distributions.

Loans to subsidiaries

	2022 £m	2021 £m
At 1 January	14,238	20,107
Exchange and other adjustments	967	(116)
New advances	3,148	974
Repayments	(4,234)	(6,727)
At 31 December	14,119	14,238

At 31 December 2022, the Company had £27 million (2021: £200 million) which was due to subsidiaries. In addition, at 31 December 2022 the Company had interest rate and currency swaps with Lloyds Bank plc and Lloyds Bank Corporate Markets plc with an aggregate notional principal amount of £58,982 million and a net negative fair value of £353 million (2021: notional principal amount of £49,320 million and a net positive fair value of £379 million). Of this amount an aggregate notional principal amount of £13,788 million and a net negative fair value of £646 million (2021: notional principal amount of £15,642 million and a net positive fair value of £379 million) were designated as fair value hedges to manage the Company's issuance of subordinated liabilities.

Guarantees
As part of the Group's participation in the Bank of England's Sterling Monetary Framework, the Company guarantees certain of its subsidiaries' liabilities to the Bank of England.

Other related party transactions
Related party information in respect of other related party transactions is given in note 46 to the consolidated financial statements.

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Risk management

Financial statements

Other information

Note 12: Financial instruments

Measurement basis of financial assets and liabilities

The accounting policies in note 2 to the consolidated financial statements describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the Company's financial assets and liabilities by category and by balance sheet heading.

| | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | Held at amortised cost £m | Total £m |
		Held for trading £m	Other £m			
At 31 December 2022						
Financial assets						
Cash and cash equivalents	–	–	–	–	48	48
Financial assets at fair value through profit or loss	–	–	20,292	–	–	20,292
Derivative financial instruments	47	1,150	–	–	–	1,197
Amounts due from subsidiaries	–	–	–	–	–	–
Debt securities	–	–	–	–	2,279	2,279
Loans to subsidiaries	–	–	–	–	14,119	14,119
Total financial assets	47	1,150	20,292	–	16,446	37,935
Financial liabilities						
Due to subsidiaries	–	–	–	–	27	27
Financial liabilities at fair value through profit or loss	–	–	–	13,865	–	13,865
Derivative financial instruments	693	857	–	–	–	1,550
Debt securities in issue	–	–	–	–	15,366	15,366
Subordinated liabilities	–	–	–	–	9,218	9,218
Total financial liabilities	693	857	–	13,865	24,611	40,026
At 31 December 2021						
Financial assets						
Cash and cash equivalents	–	–	–	–	50	50
Financial assets at fair value through profit or loss	–	–	20,362	–	–	20,362
Derivative financial instruments	392	401	–	–	–	793
Amounts due from subsidiaries	–	–	–	–	–	–
Debt securities	–	–	–	–	2,033	2,033
Loans to subsidiaries	–	–	–	–	14,238	14,238
Total financial assets	392	401	20,362	–	16,321	37,476
Financial liabilities						
Due to subsidiaries	–	–	–	–	200	200
Financial liabilities at fair value through profit or loss	–	–	–	9,748	–	9,748
Derivative financial instruments	13	401	–	–	–	414
Debt securities in issue	–	–	–	–	17,748	17,748
Subordinated liabilities	–	–	–	–	8,105	8,105
Total financial liabilities	13	401	–	9,748	26,053	36,215

Note 49 to the consolidated financial statements outlines the valuation hierarchy into which financial instruments measured at fair value are categorised.

Note 12: Financial instruments continued

Fair values of financial assets and liabilities

The valuation techniques for the Company's financial instruments are as discussed in note 49 to the consolidated financial statements.

Valuation hierarchy

The table below analyses the assets and liabilities of the Company. With the exception of derivatives and those financial assets and liabilities carried at fair value through profit or loss, all assets and liabilities are held at amortised cost. They are categorised into levels 1 to 3 based on the degree to which their fair value is observable. No assets or liabilities were categorised as level 1 (2021: none).

	2022				2021			
	Carrying value £m	Fair value £m	Valuation hierarchy		Carrying value £m	Fair value £m	Valuation hierarchy	
			Level 2 £m	Level 3 £m			Level 2 £m	Level 3 £m
Financial assets at fair value through profit or loss	20,292	20,292	20,292	–	20,362	20,362	20,362	–
Derivative financial instruments	1,197	1,197	1,197	–	793	793	793	–
Amounts due from subsidiaries	–	–	–	–	–	–	–	–
Debt securities	2,279	2,279	2,279	–	2,033	2,019	2,019	–
Loans to subsidiaries	14,119	14,119	14,119	–	14,238	14,238	14,238	–
Total financial assets	**37,887**	**37,887**	**37,887**	**–**	37,426	37,412	37,412	–
Due to subsidiaries	27	27	27	–	200	200	200	–
Financial liabilities at fair value through profit or loss	13,865	13,865	13,865	–	9,748	9,748	9,748	–
Derivative financial instruments	1,550	1,550	1,550	–	414	414	414	–
Debt securities in issue	15,366	14,663	14,663	–	17,748	18,520	18,520	–
Subordinated liabilities	9,218	8,221	8,221	–	8,105	8,946	8,946	–
Total financial liabilities	**40,026**	**38,326**	**38,326**	**–**	36,215	37,828	37,828	–

The carrying amount of cash and cash equivalents (2022: £48 million; 2021: £50 million) is a reasonable approximation of fair value.

Note 13: Financial risk management

Market risk

The Company is exposed to interest rate risk and currency risk on its debt securities in issue and its subordinated debt.

As discussed in note 11, the Company has entered into interest rate and currency swaps with its subsidiaries, Lloyds Bank plc and Lloyds Bank Corporate Markets plc, to manage these risks.

Credit risk

The majority of the Company's credit risk arises from amounts due from its wholly owned subsidiaries, principally Lloyds Bank plc.

Liquidity risk

The table below analyses financial instrument liabilities of the Company, on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022						
Financial liabilities at fair value through profit or loss	38	108	1,099	12,436	2,419	16,100
Debt securities in issue	1,175	2,503	3,500	9,918	3,683	20,779
Subordinated liabilities	27	43	1,036	5,395	8,780	15,281
Total non-derivative financial liabilities	**1,240**	**2,654**	**5,635**	**27,749**	**14,882**	**52,160**
Derivative financial liabilities						
Gross settled derivatives – outflows	2,457	3,359	6,228	–	–	12,044
Gross settled derivatives – inflows	(2,343)	(3,263)	(6,028)	–	–	(11,634)
Gross settled derivatives – net flows	114	96	200	–	–	410
Net settled derivative liabilities	456	36	193	384	183	1,252
Total derivative financial liabilities	**570**	**132**	**393**	**384**	**183**	**1,662**

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Financial results

Governance

Risk management

Financial statements

Other information

Notes to the parent company financial statements continued
for the year ended 31 December

Note 13: Financial risk management continued

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2021						
Financial liabilities at fair value through profit or loss	36	1,153	862	7,942	–	9,993
Debt securities in issue	1,235	91	1,972	8,608	6,158	18,064
Subordinated liabilities	24	39	282	5,486	7,233	13,064
Total non-derivative financial liabilities	1,295	1,283	3,116	22,036	13,391	41,121
Derivative financial liabilities						
Gross settled derivatives – outflows	1,834	1,153	3,635	2,014	577	9,213
Gross settled derivatives – inflows	(1,756)	(1,120)	(3,558)	(1,915)	(538)	(8,887)
Gross settled derivatives – net flows	78	33	77	99	39	326
Net settled derivative liabilities	45	6	(8)	10	–	53
Total derivative financial liabilities	123	39	69	109	39	379

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £1 million (2021: £1 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

Note 14: Other information
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number SC095000. Lloyds Banking Group plc's registered office is The Mound, Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN.

Other information

Energy efficient branches

Reduce energy consumption of our branches by 3.7 GWh per annum when fully implemented

We have worked in partnership with Mitie to develop our energy optimisation capabilities for smaller buildings, and rolled out remote energy management solutions at scale alongside other energy efficiency and carbon saving measures such as LED lighting and heating, ventilation, and air conditioning (HVAC) retrofit.

Our connected branches project will help us in reducing energy consumption by 3.7 GWh per annum when fully rolled out.

Following a successful pilot in 101 branches in 2021, we have now expanded the rollout to an additional 450 branches, investing over £3.9 million in remote connectivity and building controls.



Read more on our sustainability strategy.

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Shareholder information

Annual general meeting (AGM)

The annual general meeting will be held at the SEC Armadillo, Exhibition Way, Glasgow, G3 8YW on Thursday 18 May 2023 at 11am. Further details about the meeting, including the proposed resolutions and where shareholders can stream the meeting live, can be found in our Notice of AGM which will be available shortly on our website at **www.lloydsbankinggroup.com.**

Reports and communications

The Group issues regulatory announcements through the Regulatory News Service (RNS); shareholders can subscribe for free via the Investors section of our website at **www.lloydsbankinggroup.com**, where our statutory reports and shareholder communications are available. A summary of the scheduled reports and communications to be issued in 2023 is set out below:

		Available format			
Report/Communication	**Month**	**Online**	**Email**	**RNS**	**Paper**
Preliminary results and publication of annual report and accounts	Feb	✓	✓	✓	
Pillar 3 report	Mar/Aug	✓			
Group Chief Executive update to shareholders	Mar	✓	✓		✓
Mailing of annual report and accounts, annual review or performance summary	Mar	✓	✓		✓
Notice of AGM and voting materials	Mar	✓	✓		✓
Q1 interim management statement	May	✓	✓	✓	
Country analysis[1]	Jul	✓			
Interim results	Jul	✓	✓	✓	
Q3 interim management statement	Oct	✓	✓	✓	

1 To be published on the Group's website by 26 July 2023 in accordance with the Capital Requirements (Country-by-Country Reporting) Regulations 2013.

Share dealing facilities

We offer a choice of four share dealing services for our UK shareholders and customers. To see the full range of services available for each, please use the contact details below:

Service Provider	Telephone Dealing	Internet Dealing
Bank of Scotland Share Dealing	0345 606 1188	**www.bankofscotland.co.uk/sharedealing**
Halifax Share Dealing	03457 22 55 25	**www.halifax.co.uk/sharedealing**
Lloyds Bank Direct Investments	0345 60 60 560	**www.lloydsbank.com/share-dealing.asp**
IWeb Share Dealing	03450 707 129	**www.iweb-sharedealing.co.uk/share-dealing-home.asp**

Note:
All internet services are available 24/7. Telephone dealing services are available between 8am and 9pm, Monday to Friday, excluding English and Welsh public holidays. To open a share dealing account with any of these services, you must be 18 years of age or over and be resident in the UK, Jersey, Guernsey or the Isle of Man.

Share dealing for the Lloyds Banking Group shareholder account

Share dealing services for the Lloyds Banking Group shareholder account are provided by Equiniti Shareview Dealing, operated by Equiniti Financial Services Limited. Details of the services provided can be found either on the shareholder information page of our website at **www.lloydsbankinggroup.com** or by contacting Equiniti using the contact details provided on the next page.

Share price information

Shareholders can access both the latest and historical share prices via our website at **www.lloydsbankinggroup.com** as well as listings in most national newspapers. For a real time buying or selling price, you will need to contact a stockbroker, or you can contact the share dealing providers detailed above.

Individual Saving Accounts (ISAs)

There are a number of options for investing in Lloyds Banking Group shares through an ISA. For details of services and products provided by the Group please contact Bank of Scotland Share Dealing, Halifax Share Dealing or Lloyds Bank Direct Investments using the contact details above.

Key dates

13 April 2023	Shares quoted ex-dividend
14 April 2023	Record Date
2 May 2023	Final date for joining or leaving the dividend reinvestment plan
3 May 2023	Q1 interim management statement
18 May 2023	Annual general meeting
23 May 2023	Dividend paid
26 July 2023	Half year results
25 October 2023	Q3 interim management statement

Analysis of shareholders

Balance ranges	Total number of holdings	Percentage of holders	Total number of shares	Percentage issued capital
1–999	1,837,395	81.55%	541,289,528	0.80%
1,000–9,999	356,315	15.81%	945,527,402	1.41%
10,000–99,999	55,953	2.48%	1,433,572,451	2.13%
100,000–999,999	2,457	0.11%	571,592,456	0.85%
1,000,000–4,999,999	459	0.02%	1,117,726,619	1.66%
5,000,000–9,999,999	161	0.01%	1,124,602,350	1.67%
10,000,000–49,999,999	270	0.01%	6,161,045,946	9.16%
50,000,000–99,999,999	80	0.00%	5,684,064,973	8.45%
100,000,000–499,999,999	84	0.00%	16,670,996,249	24.78%
500,000,000–999,999,999	16	0.00%	12,565,279,567	18.67%
1,000,000,000–99,999,999,999	9	0.00%	20,472,154,663	30.42%
Totals	2,253,199	100.00%	67,287,852,204	100.00%

American Depositary Receipts (ADRs)

Our shares are traded in the USA through a New York Stock Exchange-listed sponsored ADR facility with The Bank of New York Mellon as the depositary. The ADRs are traded on the New York Stock Exchange under the symbol LYG. The CUSIP number is 539439109 and the ratio of ADRs to ordinary shares is 1:4.

For details contact:
BNY Mellon Shareowner Services, 150 Royall St., Suite 101 Canton, MA 02021. Telephone: 1-866-259-0336 (US toll free), international callers: +1 201-680-6825. Alternatively visit **www.adrbnymellon.com** or email shrrelations@cpushareownerservices.com.

Security – share fraud and scams

Shareholders should exercise caution when unsolicited callers offer the chance to buy or sell shares with promises of huge returns. If it sounds too good to be true, it usually is and we would ask that shareholders take steps to protect themselves. We strongly recommend seeking advice from an independent financial adviser authorised by the Financial Conduct Authority (FCA). Shareholders can verify whether a firm is authorised via the Financial Services Register which is available at **www.fca.org.uk.**

If a shareholder is concerned that they may have been targeted by such a scheme, please contact the FCA Consumer Helpline on 0800 111 6768 or use the online 'Share Fraud Reporting Form' available from their website (see above). We would also recommend contacting the Police through Action Fraud on 0300 123 2040 or visiting **www.actionfraud.org.uk** for further information.

Important shareholder and registrar information ▼


Company website
www.lloydsbankinggroup.com


Shareholder information
help.shareview.co.uk
(from here you will be able to email your query securely)


Registrar
Equiniti Limited
Aspect House, Spencer Road, Lancing
West Sussex BN99 6DA


Shareholder helpline
0371 384 2990* from within the UK
+44 121 415 7066 from outside the UK

* Lines are open from 8.30am to 5.30pm Monday to Friday, excluding English and Welsh public holidays.

The company registrar is Equiniti Limited. They provide a shareholder service, including a telephone helpline and shareview which is a free secure portfolio service.

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Subsidiaries and related undertakings

In compliance with section 409 of the Companies Act 2006, the following comprises a list of all related undertakings of the Group, as at 31 December 2022. The list includes each undertaking's registered office and the percentage of the class(es) of shares held by the Group. All shares held are ordinary shares unless indicated otherwise in the notes.

Subsidiary undertakings

The Group directly or indirectly holds 100% of the share class and a majority of voting rights (including where the undertaking does not have share capital as indicated) in the following undertakings. All material subsidiary undertakings are consolidated by Lloyds Banking Group.

Name of undertaking	Notes
A G Finance Ltd	50 ii iii
A.C.L. Ltd	1 i
ACL Autolease Holdings Ltd	1 i
ADF No.1 Pty Ltd	8 i
Alex Lawrie Factors Ltd	9 i
Alex. Lawrie Receivables Financing Ltd	9 i
Alpha Trustees Ltd	14 i
Amberdate Ltd	1 i v
Anglo Scottish Utilities Partnership 1	+ *
Aquilus Ltd	13 i ‡
Automobile Association Personal Finance Ltd	4 i
Avalon Investment Services (Nominees) Ltd	14 i
Avalon SIPP Trustees Ltd	14 i
Bank of Scotland (B G S) Nominees Ltd	5 *
Bank of Scotland Branch Nominees Ltd	5 i
Bank of Scotland Central Nominees Ltd	5 *
Bank of Scotland Edinburgh Nominees Ltd	5 *
Bank of Scotland Equipment Finance Ltd	13 i ‡
Bank of Scotland plc	5 i v
Bank of Scotland Structured Asset Finance Ltd	1 i
Bank of Scotland Transport Finance 1 Ltd	13 i ‡
Bank of Wales Ltd	47 i
Barents Leasing Ltd	1 i
Birchcrown Finance Ltd	1 v xiii
Birmingham Midshires Financial Services Ltd	4 i ‡
Birmingham Midshires Mortgage Services Ltd	13 i ‡
Black Horse (TRF) Ltd	1 i
Black Horse Finance Holdings Ltd	1 ii ix
Black Horse Finance Management Ltd	1 i
Black Horse Group Ltd	1 i v
Black Horse Ltd	1 i
Black Horse Offshore Ltd	7 i
Boltro Nominees Ltd	1 i
BOS (Ireland) Property Services Ltd	52 i ‡
BOS (Ireland) Property Services 2 Ltd	16 i
BOS (Shared Appreciation Mortgages (Scotland)) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 2) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 3) Ltd	4 i
BOS (Shared Appreciation Mortgages) No. 1 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 2 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 3 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 4 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 5 plc	4 i
BOS (Shared Appreciation Mortgages) No. 6 plc	4 i
BOS (USA) Fund Investments Inc.	11 xiv
BOS (USA) Inc.	11 i
BOS Mistral Ltd	1 i
BOS Personal Lending Ltd	4 ii iii
BOSSAF Rail Ltd	1 i
British Linen Leasing (London) Ltd	5 i
British Linen Leasing Ltd	5 i
British Linen Shipping Ltd	5 i
Capital 1945 Ltd	47 i
Capital Bank Leasing 3 Ltd	13 i ‡
Capital Bank Leasing 5 Ltd	47 i
Capital Bank Leasing 12 Ltd	5 i
Capital Bank Property Investments (3) Ltd	47 i
Capital Personal Finance Ltd	4 i
Cardnet Merchant Services Ltd	1 # ^ iii vi
Cashfriday Ltd	9 i
Caveminster Ltd	1 i

Name of undertaking	Notes
Cavendish Online Ltd	21 ii iii viii xxii xxiii xxiv xxv xxvi xxvii xxviii
Cedar Holdings Ltd	13 i ‡
CF Asset Finance Ltd	13 i ‡
Charterhall Nominees Ltd	14 i
Cheltenham & Gloucester plc	12 i
Citra Development Company (No. 1) Ltd	1 i
Citra Living Ltd	1 i
Citra Living Properties (No. 1) Ltd	1 i
Clerical Medical Finance plc	20 i
Clerical Medical Financial Services Ltd	20 i
Clerical Medical Investment Fund Managers Ltd	4 i
Clerical Medical Non Sterling Property Company S.A.R.L.	22 xiii
Cloak Lane Funding S.A.R.L.	56 i
Cloak Lane Investments S.A.R.L.	56 i
CM Venture Investments Ltd	23 i v ‡
Conquest Securities Ltd	1 v xiii
Corbiere Asset Investments Ltd	1 ii iii
Dalkeith Corporation	24 i
Dunstan Investments (UK) Ltd	1 i
E.B.S. Pensioneer Trustees Ltd	14 i
EBS Pensions Ltd	14 i
EBS Self-Administered Personal Pension Plan Trustees Ltd	14 i
Embark Corporate Services Ltd	14 ii
Embark Digital Studio Ltd	14 i
Embark Group Ltd	14 ii #
Embark Investment Services Ltd	14 i
Embark Investment Services Nominees Ltd	14 i
Embark Investments Ltd	14 i
Embark Pensions Trustees Ltd	14 i
Embark Services Ltd	14 i
Embark Trustees Ltd	14 i
Eurolead Services Holdings Ltd	9 i
First Retail Finance (Chester) Ltd	4 i
Forthright Finance Ltd	47 i
France Industrial Premises Holding Company	28 i
General Leasing (No. 12) Ltd	1 i
General Reversionary and Investment Company	20 i #
Gresham Nominee 1 Ltd	1 i
Gresham Nominee 2 Ltd	1 i
Halifax Financial Brokers Ltd	4 i
Halifax Financial Services (Holdings) Ltd	4 i
Halifax Financial Services Ltd	4 i
Halifax General Insurance Services Ltd	4 i
Halifax Group Ltd	4 i
Halifax Leasing (March No.2) Ltd	1 i
Halifax Leasing (September) Ltd	1 i
Halifax Life Ltd	4 i
Halifax Ltd	4 i
Halifax Loans Ltd	4 i
Halifax Pension Nominees Ltd	1 i
Halifax Share Dealing Ltd	4 i
Halifax Vehicle Leasing (1998) Ltd	4 i
HBOS Covered Bonds LLP	4 *
HBOS Final Salary Trust Ltd	5 i
HBOS Financial Services Ltd	20 i
HBOS International Financial Services Holdings Ltd	20 i
HBOS Investment Fund Managers Ltd	4 ii
HBOS plc	5 i iv vi
HBOS Social Housing Covered Bonds LLP	47 *
HBOS UK Ltd	5 i
Heidi Finance Holdings (UK) Ltd	1 i
Hill Samuel Bank Ltd	1 i
Hill Samuel Finance Ltd	1 v xx
Hill Samuel Leasing Co. Ltd	1 i
Home Shopping Personal Finance Ltd	4 i
Horizon Capital 2000 Ltd	5 i
Hornbuckle Mitchell Trustees Ltd	14 i
Housing Growth Partnership III GP LLP	1 *
Housing Growth Partnership III LP	1 *
Housing Growth Partnership Manager Ltd	1 i
HSDL Nominees Ltd	4 i
HVF Ltd	1 i
Hyundai Car Finance Ltd	50 ii iii
IBOS Finance Ltd	47 i
Intelligent Finance Software Ltd	4 i ‡
International Motors Finance Ltd	50 ii #
Kanaalstraat Funding C.V.	35 *
Katrine Leasing Ltd	39 i ‡
LB Healthcare Trustee Ltd	1 i
LB Share Schemes Trustees Ltd	1 i ‡

Name of undertaking	Notes
LBCF Ltd	9 i
LBG Brasil Administração LTDA	38 i
LBG Capital Holdings Ltd	1 i ^
LBG Equity Investments Ltd	1 i ^
LBI Leasing Ltd	1 i
LDC (General Partner) Ltd	40 i
LDC (Managers) Ltd	40 i
LDC (Nominees) Ltd	40 i
LDC GP LLP	41 *
LDC I LP	41 *
LDC II LP	41 *
LDC III LP	41 *
LDC IV LP	41 *
LDC V LP	41 *
LDC VI LP	41 *
LDC VII LP	41 *
LDC VIII LP	40 *
LDC IX LP	40 *
LDC X LP	40 *
LDC XI LP	40 *
LDC XII LP	40 *
LDC Parallel XII LP	40 *
LDC Parallel (Nominees) Ltd	40 i
Legacy Renewal Company Ltd	5 i
Lex Autolease (CH) Ltd	1 i
Lex Autolease (VC) Ltd	1 i
Lex Autolease Carselect Ltd	1 i
Lex Autolease Ltd	1 i
Lex Vehicle Leasing (Holdings) Ltd	13 ii iii xi ‡
Lex Vehicle Leasing Ltd	13 i ‡
Lime Street (Funding) Ltd	13 i ‡
Lloyds (Gresham) Ltd	1 i xi
Lloyds (Nimrod) Specialist Finance Ltd	1 i
Lloyds America Securities Corporation	11 i
Lloyds Asset Leasing Ltd	1 i
Lloyds Bank (Colonial & Foreign) Nominees Ltd	1 i
Lloyds Bank (I.D.) Nominees Ltd	1 i
Lloyds Bank (International Services) Ltd	7 i
Lloyds Bank Asset Finance Ltd	1 i
Lloyds Bank Commercial Finance Ltd	9 i
Lloyds Bank Commercial Finance Scotland Ltd	43 i
Lloyds Bank Corporate Asset Finance (HP) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.1) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.2) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.3) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.4) Ltd	1 i
Lloyds Bank Corporate Markets plc	1 i ^
Lloyds Bank Corporate Markets Wertpapierhandelsbank GmbH	17 i
Lloyds Bank Covered Bonds LLP	26 *
Lloyds Bank Covered Bonds (LM) Ltd	26 i
Lloyds Bank Equipment Leasing (No. 1) Ltd	1 i
Lloyds Bank Equipment Leasing (No. 7) Ltd	1 i
Lloyds Bank Equipment Leasing (No. 9) Ltd	1 i
Lloyds Bank Financial Services (Holdings) Ltd	1 i v
Lloyds Bank General Insurance Holdings Ltd	1 i
Lloyds Bank General Insurance Ltd	1 i
Lloyds Bank General Leasing (No. 3) Ltd	1 i
Lloyds Bank General Leasing (No. 5) Ltd	13 i ‡
Lloyds Bank General Leasing (No. 11) Ltd	1 i
Lloyds Bank General Leasing (No. 17) Ltd	13 i ‡
Lloyds Bank GmbH	29 i
Lloyds Bank Insurance Services Ltd	1 i
Lloyds Bank Leasing (No. 6) Ltd	1 i
Lloyds Bank Leasing Ltd	1 i
Lloyds Bank Maritime Leasing (No. 10) Ltd	1 i
Lloyds Bank Maritime Leasing (No. 17) Ltd	13 i ‡
Lloyds Bank MTCH Ltd	1 i
Lloyds Bank Nominees Ltd	1 i
Lloyds Bank Offshore Pension Trust Ltd	33 i
Lloyds Bank Pension ABCS (No 1) LLP	1 *
Lloyds Bank Pension ABCS (No 2) LLP	1 *
Lloyds Bank Pension Trust (No. 1) Ltd	1 i
Lloyds Bank Pension Trust (No. 2) Ltd	1 i
Lloyds Bank Pensions Property (Guernsey) Ltd	34 ii iii
Lloyds Bank plc	1 ^ i vii
Lloyds Bank Property Company Ltd	1 i
Lloyds Bank S.F. Nominees Ltd	1 i
Lloyds Bank Subsidiaries Ltd	1 i
Lloyds Bank Trustee Services Ltd	1 i
Lloyds Banking Group Pensions Trustees Ltd	1 i
Lloyds Capital GP Ltd	10 i
Lloyds Corporate Services (Jersey) Ltd	7 i
Lloyds Development Capital (Holdings) Ltd	40 i

Name of undertaking	Notes
Lloyds Engine Capital (No.1) U.S LLC	11 *
Lloyds Far East S.A.R.L.	56 i
Lloyds General Leasing Ltd	1 i
Lloyds Holdings (Jersey) Ltd	7 i
Lloyds Hypotheken B.V.	37 i
Lloyds Industrial Leasing Ltd	1 i
Lloyds International Management Services (Jersey) Ltd	7 i
Lloyds International Pty Ltd	8 i
Lloyds Investment Bonds Ltd	13 i ‡
Lloyds Investment Securities No.5 Ltd	1 i
Lloyds Leasing (North Sea Transport) Ltd	1 i
Lloyds Leasing Developments Ltd	1 i
Lloyds Offshore Global Services Private Ltd	48 i
Lloyds Plant Leasing Ltd	1 i
Lloyds Portfolio Leasing Ltd	1 i
Lloyds Project Leasing Ltd	1 i
Lloyds Property Investment Company No. 4 Ltd	1 i
Lloyds Secretaries Ltd	1 i
Lloyds Securities Inc.	11 i
Lloyds TSB Pacific Ltd	51 i
Lloyds UDT Asset Rentals Ltd	13 i ‡
Lloyds UDT Leasing Ltd	1 i
Lloyds UDT Ltd	13 i ‡
Lloyds Your Tomorrow Trustee Ltd	1 i
Loans.co.uk Ltd	47 i
London Taxi Finance Ltd	1 ii iii
Lotus Finance Ltd	50 ii iii
LTGP Limited Partnership Incorporated	34 *
Maritime Leasing (No. 19) Ltd	1 i
MBNA Europe Finance Ltd	46 i
MBNA Europe Holdings Ltd	47 i
MBNA Ltd	47 i
MBNA R & L S.A.R.L.	53 i
MBNA Receivables Ltd	32 i
Membership Services Finance Ltd	4 i
Mitre Street Funding S.A.R.L.	56 i
NFU Mutual Finance Ltd	47 ii viii #
Nominees (Jersey) Ltd	7 i
Nordic Leasing Ltd	13 i ‡
NWS Trust Ltd	5 i
Pacific Leasing Ltd	1 i
Pensions Management (S.W.F.) Ltd	25 *
Perry Nominees Ltd	1 i
PIPS Asset Investments Ltd	1 ii iii
Prestonfield Investments Ltd	5 i
Proton Finance Ltd	50 ii iii
R.F. Spencer and Company Ltd	9 i
Ranelagh Nominees Ltd	1 i
Retail Revival (Burgess Hill) Investments Ltd	1 i
Saint Michel Holding Company No1	28 i
Saint Michel Investment Property	28 i
Saint Witz 2 Holding Company No1	28 i
Saint Witz 2 Investment Property	28 i
Savban Leasing Ltd	1 i
Scotland International Finance B.V.	35 i
Scottish Widows Administration Services (Nominees) Ltd	25 i
Scottish Widows Administration Services Ltd	1 i
Scottish Widows Auto Enrolment Services Ltd	1 i
Scottish Widows Europe	27 i
Scottish Widows Financial Services Holdings	3 i
Scottish Widows' Fund and Life Assurance Society	25 *
Scottish Widows Group Ltd	3 ii ^
Scottish Widows Industrial Properties Europe B.V.	18 i
Scottish Widows Ltd	1 i
Scottish Widows Pension Trustees Ltd	3 i
Scottish Widows Property Management Ltd	31 i ‡
Scottish Widows Schroder Personal Wealth (ACD) Ltd	1 i
Scottish Widows Schroder Personal Wealth Ltd	1 i
Scottish Widows Schroder Wealth Holdings Ltd	1 ii #
Scottish Widows Services Ltd	3 i
Scottish Widows Trustees Ltd	25 i
Scottish Widows Unit Funds Ltd	3 i
Scottish Widows Unit Trust Managers Ltd	1 i
Seabreeze Leasing Ltd	1 i
Seaspirit Leasing Ltd	1 i
Share Dealing Nominees Ltd	4 i
Shogun Finance Ltd	50 ii iii
St Andrew's Group Ltd	20 i
St Andrew's Insurance plc	20 i
St Andrew's Life Assurance plc	20 i
St. Mary's Court Investments	1 i
Standard Property Investment (1987) Ltd	5 ii #
Sterling ISA Managers (Nominees) Ltd	14 i

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Subsidiaries and related undertakings continued

Name of undertaking	Notes
Sterling ISA Managers Ltd	14 i
Sussex County Homes Ltd	4 i
Suzuki Financial Services Ltd	50 ii #
SW Funding plc	3 i #
SW No.1 Ltd	3 i
The Adviser Centre Ltd	14 i
The Agricultural Mortgage Corporation plc	45 i
The British Linen Company Ltd	5 i
The Mortgage Business plc	4 i
Thistle Leasing	+ *
Tower Hill Property Investments (7) Ltd	47 i #
Tower Hill Property Investments (10) Ltd	47 i #
Tranquility Leasing Ltd	1 i
Uberior (Moorfield) Ltd	5 i
Uberior Co-Investments Ltd	5 i
Uberior ENA Ltd	5 i
Uberior Equity Ltd	5 i
Uberior Europe Ltd	5 i
Uberior Fund Investments Ltd	5 i
Uberior Infrastructure Investments Ltd	5 i
Uberior Infrastructure Investments (No.2) Ltd	1 i
Uberior Investments Ltd	5 i
Uberior Trading Ltd	5 i
Uberior Ventures Australia Pty Ltd	8 i
Uberior Ventures Ltd	5 i
UDT Budget Leasing Ltd	13 i ‡
United Dominions Leasing Ltd	1 i
United Dominions Trust Ltd	1 i
Upsaala Ltd	52 i ‡
Vine Street XII LP	41 *
Ward Nominees (Abingdon) Ltd	1 i
Ward Nominees (Birmingham) Ltd	1 i
Ward Nominees (Bristol) Ltd	1 i
Waverley – Fund II Investor LLC	24 i
Waverley – Fund III Investor LLC	24 i
Waymark Asset Investments Ltd	1 ii iii
West Craigs Ltd	5 i
Wood Street Leasing Ltd	1 i

The Group has determined that it has the power to exercise control over the following entities without having the majority of the voting rights of the undertakings. Unless otherwise stated, the undertakings do not have share capital or the Group does not hold any shares.

Name of undertaking	Notes
Addison Social Housing Holdings Ltd	36
Cancara Asset Securitisation Ltd	32
Candide Financing 2021-1 B.V.	19
Cardiff Auto Receivables Securitisation 2018-1 plc	6 ‡
Cardiff Auto Receivables Securitisation 2019-1 plc	26
Cardiff Auto Receivables Securitisation 2022-1 plc	26
Cardiff Auto Receivables Securitisation Holdings Ltd	26
Celsius European Lux 2 S.A.R.L.	30
Cheltenham Securities 2017 Ltd	36
Deva Financing Holdings Ltd	26
Deva Financing plc	6 ‡
Edgbaston RMBS 2010-1 plc	6 ‡
Edgbaston RMBS Holdings Ltd	26
Elland RMBS 2018 plc	26
Elland RMBS Holdings Ltd	26
Fontwell II Securities 2020 DAC	42
Fontwell Securities 2016 Ltd	36
Gresham Receivables (No. 3) Ltd	32
Gresham Receivables (No. 10) Ltd	32
Gresham Receivables (No.11) UK Ltd	49 ‡
Gresham Receivables (No. 13) UK Ltd	54
Gresham Receivables (No. 14) UK Ltd	49 ‡
Gresham Receivables (No. 15) UK Ltd	54
Gresham Receivables (No. 16) UK Ltd	54
Gresham Receivables (No. 19) UK Ltd	49 ‡
Gresham Receivables (No. 20) Ltd	32
Gresham Receivables (No. 24) Ltd	32
Gresham Receivables (No. 25) UK Ltd	49 ‡
Gresham Receivables (No. 26) UK Ltd	49 ‡
Gresham Receivables (No.27) UK Ltd	54
Gresham Receivables (No.28) Ltd	32
Gresham Receivables (No.29) Ltd	32

Name of undertaking	Notes
Gresham Receivables (No. 30) UK Ltd	49 ‡
Gresham Receivables (No. 31) UK Ltd	49 ‡
Gresham Receivables (No. 32) UK Ltd	54
Gresham Receivables (No. 33) UK Ltd	49 ‡
Gresham Receivables (No. 34) UK Ltd	54
Gresham Receivables (No.35) Ltd	32
Gresham Receivables (No.36) UK Ltd	54
Gresham Receivables (No.37) UK Ltd	54
Gresham Receivables (No.38) UK Ltd	54
Gresham Receivables (No.39) UK Ltd	54
Gresham Receivables (No.40) UK Ltd	54
Gresham Receivables (No.41) UK Ltd	54
Gresham Receivables (No.44) UK Ltd	54
Gresham Receivables (No.45) UK Ltd	54
Gresham Receivables (No.46) UK Ltd	54
Gresham Receivables (No.47) UK Ltd	54
Gresham Receivables (No.48) UK Ltd	54
Guildhall Asset Purchasing Company (No.11) UK Ltd	54
Housing Association Risk Transfer 2019 DAC	42
Leicester Securities 2014 Ltd	2 ‡
Lingfield 2014 I Holdings Ltd	26
Lingfield 2014 I plc	6 ‡
Lloyds Bank Covered Bonds (Holdings) Ltd	26
Molineux RMBS 2016-1 plc	26
Molineux RMBS Holdings Ltd	26
Penarth Asset Securitisation Holdings Ltd	26
Penarth Funding 1 Ltd	26
Penarth Funding 2 Ltd	26
Penarth Master Issuer plc	26
Penarth Receivables Trustee Ltd	26
Permanent Funding (No. 1) Ltd	26
Permanent Funding (No. 2) Ltd	26
Permanent Holdings Ltd	26
Permanent Master Issuer plc	26
Permanent Mortgages Trustee Ltd	26
Permanent PECOH Holdings Ltd	26
Permanent PECOH Ltd	26
Salisbury Securities 2015 Ltd	36
Salisbury II Securities 2016 Ltd	36
Salisbury II-A Securities 2017 Ltd	36
Salisbury III Securities 2019 DAC	42
SARL Hiram	44
SAS Compagnie Fonciere De France	44
SCI De L'Horloge	44
SCI Rambuteau CFF	44
Stichting Holding Candide Financing	19
Stichting Security Trustee Candide 2021-1 B.V.	19
Syon Securities 2019 DAC	42
Syon Securities 2020 DAC	42
Syon Securities 2020-2 DAC	42
Thistle Investments (AMC) Ltd	26
Thistle Investments (ERM) Ltd	26
Wetherby II Securities 2018 DAC	55
Wetherby III Securities 2019 DAC	42
Wetherby Securities 2017 Ltd	36
Wilmington Cards 2021-1 plc	26
Wilmington Cards Holdings Ltd	26
Wilmington Receivables Trustee Ltd	26
Bank of Scotland Foundation •	5
Lloyds Bank Foundation for England & Wales •	57
Lloyds Bank Foundation for the Channel Islands •	57
MBNA General Foundation •	47
The Halifax Foundation for Northern Ireland •	15

• A charitable foundation funded but not owned or controlled by Lloyds Banking Group

Strategic report

Financial results

Governance

Risk management

Financial statements

Other information

Associated undertakings

The Group has a participating interest in the following undertakings.

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
239 Kingsway Hove Ltd	50%	Cayuga House 2a, Addison Road, Hove, East Sussex, United Kingdom, BN3 1TN	ii
4755AS Ltd	50%	Kingsnorth House, Blenheim Way, Birmingham, West Midlands, England, B44 8LS	ii
Addison Social Housing Ltd	20%	1 Bartholomew Lane, London, EC2N 2AX	i
Airline Services And Components Group Ltd	94.45%	Squire Patton Boggs (UK) LLP (Ref: Csu), Rutland House, 148 Edmund Street, Birmingham, B3 2JR	ii &
Albany Bidco Ltd	75.32%	Acora House, Albert Drive, Burgess Hill, West Sussex, United Kingdom, RH15 9TN	ii &
Aldreth Developments Ltd	50%	No 1 Railshead Road, St Margarets, Isleworth, Middlesex, United Kingdom, TW7 7EP	ii
Alfred Investments LLP	n/a	64 Parchment Street, Winchester, England, SO23 8AT	*
Alfred Homes Properties LLP	n/a	64 Parchment Street, Winchester, England, SO23 8AT	*
Alfred Investments Properties Ltd	50%	64 Parchment Street, Winchester, England, SO23 8AT	i
Allan Water Homes (Chryston) Ltd	50%	24B Kenilworth Road, Bridge Of Allan, Stirling, Scotland, FK9 4DU	ii
Alphabet Bidco Ltd	99.25%	Phoenix House Smeaton Close, Rabans Lane, Industrial Area, Aylesbury, Buckinghamshire, United Kingdom, HP19 8UW	xviii &
Angus International Safety Group Ltd	88.93% 88.93%	Station Road, High Bentham, Near Lancaster, LA2 7NA	xvii & xviii
Antler Amberley LLP	n/a	Portland House, Park Street, Bagshot, England, GU19 5AQ	*
Aquavista Watersides Topco Ltd	92.69%	Sawley Marina, Long Eaton, Nottinghamshire, United Kingdom, NG10 3AE	ii &
Ashtons Group Holdings Ltd	99%	Unit 4 74 Dyke Road Mews, Brighton, BN1 3JD	ii &
Aspire Technology Enterprise Ltd	99.25%	Pipewell Quay, Pipewellgate, Gateshead, Tyne And Wear, United Kingdom, NE8 2BJ	ii &
Bacchus Newco Ltd	89.25%	Park Lane Industrial Estates, Park Lane Off Wigan Road, Ashton in Makerfield, Wigan, WN4 0BZ, United Kingdom	ii &
Backhouse (Westbury) JV Ltd	50%	C/O DAC Beachcroft LLP, Portwall Place, Portwall Lane, Bristol, BS1 9HS, United Kingdom	ii
Backhouse (Castle Cary) JV Ltd	50%	C/O DAC Beachcroft LLP, Portwall Place, Portwall Lane, Bristol, BS1 9HS, United Kingdom	ii
BCIS Holdings Ltd	99.25%	Atlas House, 1 King Street, London, England, EC2V 8AU	ii &
Beckstones (Rheda Park) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
Bergamot Ventures Ltd	100%	6th Floor, 25 Farringdon Street, London, EC4A 4AB	iii ~
BH Stoke Golding Property LLP	n/a	Grovelands Business Park, West Haddon Road, East Haddon, Northampton, NN6 8FB	*
Biozone Scientific Group Ltd	99.25%	Browne Jacobson Llp (Cs) 1st Floor, The Mount, 72 Paris Street, Exeter, EX1 2JY	ii &
Blue Bay Travel Group Ltd	99.17%	A4 Bellringer Road, Trentham Business Quarter, Stoke-On-Trent, ST4 8GB	xviii &
BoS Mezzanine Partners Fund LP	n/a	Fourth Floor, 7 Castle Street, Edinburgh, EH2 3AH	*
Bowbridge Homes (Frisby) Ltd	50%	Unit 4 Shieling Court, Corby, England, NN18 9QD	ii
Bowbridge Homes (Raunds) Ltd	50%	Unit 4 Shieling Court, Corby, England, NN18 9QD	ii
Bowland Fold (Halton) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Bramble Foods Group Ltd	99.25%	Crosby Road, Market Harborough, Leicestershire, England, LE16 9EE	ii &
Briar Homes (Darnley) Ltd	50%	Radleigh House, 1 Golf Road, Clarkston, Glasgow, G76 7HU	ii
Briar Homes (Dealston) Ltd	50%	Radleigh House, 1 Golf Road, Clarkston, Glasgow, G76 7HU	ii
Briar Homes (Investments) Ltd	100%	Radleigh House, 1 Golf Road, Clarkston, Glasgow, G76 7HU	ii
Brington North Holdco Ltd	50%	25 Gresham Street, London, EC2V 7HN	i
Burnham SPV Ltd	50%	Weir House, Hurst Road, East Molesey, Surrey, KT8 9AY	ii
Caedmon Homes (St Johns Mews) Ltd	50%	C/O Azets Wynyard Park House, Wynyard Avenue, Wynyard, United Kingdom, TS22 5TB	ii
Caedmon Homes Ltd	50%	C/O Azets Wynyard Park House, Wynyard Avenue, Wynyard, United Kingdom, TS22 5TB	ii
Caedmon Homes Kirby Hill Ltd	50%	C/O Azets Holdings Ltd Wynyard Park House, Wynyard Avenue, Wynyard, United Kingdom, TS22 5TB	ii
Cardel Group Ltd	89.25%	5 The Marquis Business Centre, Royston Road, Baldock, SG7 6XL	xviii &
Chianti Holdings Ltd	99%	Troy Mills Troy Road, Horsforth, Leeds, England, LS18 5GN	ii &
City & General Securities Ltd	100%	10 Upper Berkeley Street, London, W1H 7PE	iii &
Cleanslate Ashford Ltd	50%	Chobham Farm, Sandpit Hall Road, Chobham, Surrey, GU24 8HA	ii
Columbus UK Holdings Ltd	99%	1 Fore Street Avenue, Moorgate, London, United Kingdom, EC2Y 9DT	ii &
Connect Health Group Ltd	99% 99%	The Light Box, Quorum Business Park, Benton Lane, Newcastle Upon Tyne, United Kingdom, NE12 8EU	ii xviii &
Connery Ltd	20%	44 Esplanade, St. Helier, Jersey, JE4 9WG	i &
Couple Holdco Ltd	26.70%	353 Buckingham Avenue, Slough, England, SL1 4PF	ii &
Crossco (1462) Ltd	99.25%	23a Falcon Court, Preston Farm Industrial Estate, Stockton-On-Tees, United Kingdom, TS18 3TX	ii &
Croud Holdings Ltd	99%	Cannon Place, 78 Cannon Street, London, England, EC4N 6AF	ii &
Cruden Homes (Aberlady) Ltd	50%	16 Walker Street, Edinburgh, EH3 7LP	ii
Cruden Homes (Barton Avenue) Ltd	50%	16 Walker Street, Edinburgh, EH3 7LP	i
Cruden Homes (Longniddry) Ltd	50%	16 Walker Street, Edinburgh, EH3 7LP	ii
Cruden Homes (West Craigs) Ltd	50%	16 Walker Street, Edinburgh, EH3 7LP	i
Cruden Ventures Ltd	100%	16 Walker Street, Edinburgh, EH3 7LP	ii
D.U.K.E. Real Estate Ltd	100%	Cromwell Property Group Spaces, Lochrin Square, 1 Lochrin Square, 92-98 Fountainbridge, Edinburgh, United Kingdom, EH3 9QA	iii ~
Devonshire Homes (Ilfracombe) Ltd	100%	Devonshire House, Lowman Green, Tiverton, United Kingdom, EX16 4LA	ii
Devonshire Homes (St Austell) Ltd	50%	Devonshire House, Lowman Green, Tiverton, Devon, EX16 4LA, United Kingdom	ii
Duchy Homes (Bowgreave) Ltd	50%	Middleton House, Westland Road, Leeds, LS11 5UH	ii
Duchy Homes (Chapelgarth) Ltd	50%	Park House, Westland Road, Leeds, West Yorkshire, United Kingdom, LS11 5UH	ii
Duchy Homes (Elwick) Ltd	50%	Middleton House, Westland Road, Leeds, United Kingdom, LS11 5UH	ii
Duchy Homes (North Cave) Ltd	50%	Middleton House, Westland Road, Leeds, LS11 5UH	ii
Duchy Homes (RGI) Ltd	50%	Park House, Westland Road, Leeds, West Yorkshire, United Kingdom, LS11 5UH	ii

Subsidiaries and related undertakings continued

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
Duchy Homes (Winterley) Ltd	50%	Middleton House, Westland Road, Leeds, LS11 5UH	ii
Duncan and Todd Holdings Ltd	89.25%	6 Queens Road, Aberdeen, AB15 4ZT	ii &
Durkan Growth Ltd	50%	Unit 4 Elstree Way, Borehamwood, England, WD6 1JD	ii
Durkan (Onslow) Ltd	25%	Unit 4 Elstree Way, Borehamwood, England, WD6 1JD	i
Eamont Chase (Penrith) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Ediston Homes Sauchie Ltd	50%	39/1 George Street, Edinburgh, EH2 2HN	ii
Eiger Bidco Ltd	99.25%	4 Webster Court, Carina Park, Westbrook, Warrington, United Kingdom, WA5 8WD	ii &
Ensco 997 Ltd	30.76% 32.74%	The Yard, Dodd Lane, Westhoughton, Bolton, BL5 3NU	x xv &
Ensco 1314 Ltd	99% 99%	34 Bow Street, London, United Kingdom, WC2E 7AU	ii xxii &
Ensco 1322 Ltd	99%	Newbury House, 20 Kings Road West, Newbury, Berkshire, RG14 5XR	ii &
Ensco 1327 Ltd	99%	First Floor, 65 Gresham Street, London, England, EC2V 7NQ	ii &
Ensco 1337 Ltd	99%	Cotton Tree Lane, Colne, BB8 7BH	ii &
Ensco 1375 Ltd	99%	Westgate House, 9 Holborn, London, United Kingdom, EC1N 2LL	ii &
Ensek Holdings Ltd	99.17%	Hounds Gate, 30-34 Hounds Gate, Nottingham, NG1 7AB	xviii &
Erris Homes (Almondbury) Ltd	50%	Howard House, Limewood Approach, Leeds, England, LS14 1NG	ii
Eudoros Bidco Ltd	99.25%	5 Soho Street, London, England, W1D 3DG	xviii &
Europa Property Company (Northern) Ltd	100%	Europa House, 20 Esplanade, Scarborough, North Yorkshire, YO11 2AQ	viii
Eutopia Exeter Gateway Ltd	50%	The Stables, Little Coldharbour Farm, Tong Lane, Lamberhurst, Tunbridge Wells, Kent, England, TN3 8AD	ii
Evolution Funding Group Ltd	99%	Thompson Close, Whittington Moor, Chesterfield, S41 9AZ	ii &
Express Engineering (Group) Ltd	99% 99% 99% 99.35%	Kingsway North, Team Valley Trading Estate, Gateshead, NE11 0EG	ii xvii xviii & xxi
Farries Field (Stainburn) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
FDL Salterns Ltd	50%	2 Poole Road, Bournemouth, BH2 5QY	ii
FHR European Ventures LLP	n/a	C/O CMS Cameron Mckenna LLP, 78 Cannon Street, London, EC4N 6AF	*
FSP Corporate Ltd	99%	Now Building Here & Now, Thames Valley Park, Reading, Berkshire, England, RG6 1WG	ii &
Generate Topco Ltd	98.02%	Diplocks Yard, 73 North Road, Brighton, East Sussex, United Kingdom, BN1 1YD	xviii &
Ginger Acquisition Company Ltd	89.25%	Tudno Mill, Smith Street, Ashton-Under-Lyne, OL7 0DB, United Kingdom	ii &
Global Autocare Holding Ltd	99%	The Hub, Gelderd Lane, Leeds, England, LS12 6AL	ii &
Hamsard 3667 Ltd	99.25%	Park House, Clifton Park, York, North Yorkshire, YO30 5PB	ii &
Hazel Newco Ltd	99.25%	Bradwood Court, St Crispin Way, Haslingden, Rossendale, Lancashire, United Kingdom, BB4 4PW	xviii &
HB Developments (NW) Ltd	50%	V&R Accountancy Services Crompton House, Three Tuns Lane, Formby, Liverpool, England, L37 4AQ	ii
Hedge End Place (Durkan) LLP	n/a	4 Elstree Gate, Elstree Way, Borehamwood, Hertfordshire, WD6 1JD	* §
Hedge End Place Hold Co Ltd	100%	25 Gresham Street, London, EC2V 7HN	i
Hercules Topco Ltd	99.25%	5th Floor, The Grange, 100 High Street, Southgate, London, England, N14 6BN	ii &
Highlands Bidco Ltd	99%	Unit 4 Queen Anne Drive, Newbridge, Scotland, EH28 8LN	ii &
Hollins Homes (Aston) Ltd	50%	Suite 4, No. 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Hollins Homes (Bartle) Ltd	25%	Suite 4, 1 King Street, Manchester, M2 6AW, United Kingdom	i
Hollins Homes (Galgates) Ltd	25%	1 King Street, Manchester, M2 6AW, United Kingdom	i
Hollins Homes (Loveclough) Ltd	50%	Suite 4, 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Hollins Homes (Newton) Ltd	50%	Suite 4, No. 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Hollins Homes RGI Ltd	50%	Suite 4, 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Hollins Homes (Utopia) Ltd	50%	Suite 4, 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Hollins Homes (Wingates) Ltd	50%	Suite 4, 1 King Street, Manchester, M2 6AW, United Kingdom	ii
Homes By Carlton (MSTG1) Ltd	50%	Carlton House, 15 Parsons Court, Welbury Way, Newton Aycliffe, County Durham, DL5 6ZE	ii
Horse Health Wessex Holdings Ltd	99.25%	Copied Hall Farm Winsor Road, Winsor, Southampton, Hampshire, United Kingdom, SO40 2HE	ii &
Housing Growth Partnership II GP LLP	n/a	25 Gresham Street, London, EC2V 7HN	*
Housing Growth Partnership II LP	n/a	25 Gresham Street, London, EC2V 7HN	*
Housing Growth Partnership GP LLP	n/a	25 Gresham Street, London, EC2V 7HN	*
Housing Growth Partnership Ltd	50%	25 Gresham Street, London, EC2V 7HN	ii iii
Housing Growth Partnership LP	n/a	25 Gresham Street, London, EC2V 7HN	*
Iglufastnet Ltd	89.25% 59.55%	2nd Floor, 165 The Broadway, Wimbledon, London, United Kingdom, SW19 1NE	ii xxiii &
IEG Group Ltd	99.25%	Queens Court, Wilmslow Road, Alderley Edge, England, SK9 7RR	ii &
James Taylor Homes (Investment) Ltd	50%	James Taylor House, St. Albans Road East, Hatfield, AL10 0HE, United Kingdom	ii
James Taylor Homes (Kingston) Ltd	50%	James Taylor House, St. Albans Road East, Hatfield, AL10 0HE, United Kingdom	ii
James Taylor Homes (Newton Longville) Ltd	50%	James Taylor House, St. Albans Road East, Hatfield, AL10 0HE, United Kingdom	ii
James Taylor Homes (Verulamium) Ltd	25%	James Taylor House, St. Albans Road East, Hatfield, AL10 0HE, United Kingdom	i
Kenmore Capital 2 Ltd	100%	Grant Thornton UK LLP, 110 Queen Street, Glasgow, G1 3BX	iii ~ ‡
Kenmore Capital 3 Ltd	100%	Grant Thornton UK LLP, 110 Queen Street, Glasgow, G1 3BX	iii ~ ∞
Kenmore Capital Ltd	100%	Grant Thornton UK LLP, 110 Queen Street, Glasgow, G1 3BX	iii ~ ‡
KERV Group Ltd	99%	Unit 1b, 1 Finsbury Avenue, London, United Kingdom, EC2M 2PG	ii &
KHL 2017 Ltd	84.4% 84.4%	C/O Rsm Uk Restructuring Advisory Llp 5th Floor, Central Square, 29 Wellington Street, Leeds, LS1 4DL	ii iii & ‡
Kier HGP Holdings LLP	n/a	2nd Floor, Optimum House, Clippers Quay, Salford, England, M50 3XP	*

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
Kingswood Mobility Group Ltd	99.25%	Browne Jacobson Llp (Cs) Mowbray House, Castle Meadow Road, Nottingham, England, NG2 1BJ	ii &
Kruger Bidco Ltd	99%	Rhino House, Deans Road, Ellesmere Port, United Kingdom, CH65 4DR	ii &
Lonsdale Park (Hackthorpe) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
Lucida Broking Holdings Ltd	89.25%	St James House, 27-43 Eastern Road, Romford, Essex, United Kingdom, RM1 3NH	ii &
Mableford Ltd	50%	Lindum Business Park, Station Road, North Hykeham, Lincoln, LN6 3QX, United Kingdom	ii
Mansion House Group (Sandbach) Ltd	50%	8-10 Old Market Place, Altrincham, Cheshire, United Kingdom, WA14 4DF	ii
Meadow Rigg (Burneside Road) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Measured Identity Hub Ltd	97.92%	3 Long Acres, Willow Farm, Castle Donington, Derbyshire, DE74 2UG	ii &
MFS Groupco Ltd	99%	York House, Wetherby Road, Long Marston, YO26 7NH	ii &
M&GP (No. 2) Ltd	50%	6 Lancaster Way, Ermine Business Park, Huntingdon, Cambridgeshire, United Kingdom, PE29 6XU	ii
Motability Operations Group plc	39.98% 40%	City Gate House, 22 Southwark Bridge Road, London, SE1 9HB	i v
Neilson Active Holidays Group Ltd	89.25%	Locksview, Brighton Marina, Brighton, BN2 5HA	ii &
North Kensington Gate HGP Ltd	100%	124 Finchley Road, London, United Kingdom, NW3 5JS	ii
Northern Edge Ltd	39.4%	Titanium 1 King's Inch Place, Renfrew, Glasgow, PA4 8WF	iii &
Oakfield Park (Kirkby Londsdale) LLP	n/a	4 Cowper Road, Gilwilly Industrial Estate, Penrith, CA11 9BN	*
Odyssey Bidco Ltd	99%	Hjp Audley House, Northbridge Road, Berkhamsted, Hertfordshire, United Kingdom, HP4 1EH	ii &
Omnium Leasing Company	n/a	n/a	+ *
Onapp (Topco) II Ltd	82.5% 100%	3MC Middlemarch Business Park, Siskin Drive, Coventry, United Kingdom, CV3 4FJ	ii & v
Onapp (Topco) Ltd	82.5% 82.5%	3MC Middlemarch Business Park, Siskin Drive, Coventry, United Kingdom, CV3 4FJ	xvii & xviii
Origin (Topco) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
Osprey Aviation Services (UK) Ltd	89.25% 89.25%	Blackwood House, Union Grove Lane, Aberdeen, AB10 6XU	xvii & xviii
PAM Healthcare Ltd	99.25%	Holly House, 73-75 Sankey Street, Warrington, WA1 1SL	ii &
Panther Partners Ltd	89% 89%	16 Kirby Street, London, EC1N 8TS	xvii xviii &
Park Bidco Ltd	99%	Liliput Road, Brackmills Industrial Estate, Northampton, United Kingdom, NN4 7DT	ii &
Pennine View (Calthwaite) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Pertemps Network Group Ltd	93.83%	Meriden Hall, Main Road, Meriden, Coventry, CV7 7PT	iii &
PG Somerset Legion Ltd	50%	C/O Pg Group Office, 1 Number One Bristol, Lewins Mead, Bristol, United Kingdom, BS1 2NJ	ii
PIHL Equity Administration Ltd	100%	Cavendish House, 18 Cavendish Square, London, W1G 0PJ	iii
PL & HGP Ltd	50%	3rd Floor Tower House, 10 Southampton Street, London, United Kingdom, WC2E 7HA	ii
PPCE Holdings Ltd	89.25%	Suite 3 Regency House, 91 Western Road, Brighton, BN1 2NW	xviii & ‡
Project Airscope Bidco Ltd	99.25%	Express Networks 2, 3 George Leigh Street, Manchester, United Kingdom, M4 5DL	xviii &
Project Avatar Ltd	99.25%	Unit 2 And 3 Jessop Court, Waterwells Business Park, Quedgeley, Gloucester, United Kingdom, GL2 2AP	xviii &
Project Balloon Bidco Ltd	79.16%	First Floor, 85 Great Portland Street, London, W1W 7LT	ii &
Project Bridgerton Bidco Ltd	99.22%	33 Charlotte Street, London, England, W1T 1RR	ii &
Project Fusion Bidco Ltd	99.25%	46 - 48 Queen Charlotte Street, Bristol, BS1 4HX	xviii &
Project Galaxy UK Topco Ltd	28.22%	3rd Floor Q5 Quorum Business Park, Benton Lane, Newcastle Upon Tyne, United Kingdom, NE12 8BS	ii &
Project Sketch Ltd	88.30%	11 Vantage Way, Erdington, Birmingham, B24 9GZ	ii &
Project Sutton Bidco Ltd	99.25%	Chawston House, Chawston Lane, Chawston, Bedford, Bedfordshire, United Kingdom, MK44 3BH	ii &
Quantum (Flimwell) Ltd	50%	Kings Parade, Lower Coombe Street, Croydon, CR0 1AA	ii
Quentin Park (Cumwhinton) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
Ramco Acquisition Ltd	88.74% 88.74% 0.17%	Brodies House, 31-33 Union Grove, Aberdeen, AB10 6SD	xii xvi & xix
RDIL 2021 Ltd	99.25%	Old Printers Yard, 156 South Street, Dorking, Surrey, United Kingdom, RH4 2HF	xviii &
Rocket Science Holdings Ltd	99.17%	Unit 2, Origin Business Park, Rainsford Road, Park Royal, London, NW10 7FW	xviii &
Sanders Brow (Armathwaite) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
Satago Financial Solutions Ltd	100%	4th Floor, 120 Regent Street, London, United Kingdom, W1B 5FE	iii
ScarlettAbbott (Topco) Ltd	99.25%	The Old Chapel, 27a Main Street, Fulford, York, North Yorkshire, United Kingdom, YO10 4PJ	ii &
Scenic Topco Ltd	89.25%	Unit 1B, Pentwyn Business Centre, Wharfedale Road, Cardiff, Wales, CF23 7HB	ii &
Scotia (Brechin) Ltd	100%	Ca'D'Oro Building, 45 Gordon Street, Glasgow, Scotland, G1 3PE	ii
Seahawk Bidco Ltd	89.25%	Unit 2 Springfield Court, Summerfield Road, Bolton, BL3 2NT, United Kingdom	xviii &
SGI Holdings Ltd	99%	Alton House, Alton Business Park, Alton Road, Ross-on-Wye, HR9 5BP	ii &
Shaken Udder Group Ltd	99.25%	Heathwell Farm, Simpsons Lane, Tiptree, Colchester, United Kingdom, CO5 0PP	ii &
SOLO Topco Ltd	99%	Onecom House, 4400 Parkway, Whiteley, Fareham, Hampshire, PO15 7FJ	ii &
Southwark Estates (One) Ltd	100%	51 Welbeck Street, London, England, W1G 9HL	ii
SSP Topco Ltd	89.25%	Fourth Floor D Mill, Dean Clough, Halifax, United Kingdom, HX3 5AX	ii &
Stancliffe Homes (Bentley) Ltd	50%	Office 3 Markham Lane, Markham Vale, Chesterfield, England, S44 5HY	ii
Stewart Milne (Glasgow) Ltd	100%	The Mound, Edinburgh, EH1 1YZ, United Kingdom	ii ~
Stewart Milne (West) Ltd	100%	The Mound, Edinburgh, EH1 1YZ, United Kingdom	ii ~
Stratus (Holdings) Ltd	82.5% 82.5%	3MC Middlemarch Business Park, Siskin Drive, Coventry, West Midlands, England, CV3 4FJ	xvii xviii &

Subsidiaries and related undertakings continued

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
Stonewood Partnerships (Pudding Pie) Ltd	25%	The Stonewood Office, West Yatton Lane, Castle Combe, Chippenham, United Kingdom, SN14 7EY	i
Stonewood Partnerships (RGI) Ltd	50%	The Stonewood Office, West Yatton Lane, Castle Combe, Chippenham, United Kingdom, SN14 7EY	ii
Teviot Developments Holdings Ltd	100%	1/1, 15 North Claremont Street, Glasgow, United Kingdom, G3 7NR	ii
The Edwin Group Ltd	99%	First Floor (South) Cathedral Buildings, Dean Street, Newcastle Upon Tyne, United Kingdom, NE1 1PG	ii &
The EMS Group Ltd	99.25%	The Refinery, South Road, Ellesmere Port, United Kingdom, CH65 4LE	xviii &
The Exceed Partnership LP	n/a	C/O Spencer Gardner Dickins 3 Coventry Innovation Village, Cheetah Road, Coventry, CV1 2TL	*
The Orchards (Burgh by Sands) Ltd	50%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	ii
The Power Industrial Group Ltd	82.5% 82.5%	C/O TENEO FINANCIAL ADVISORY LIMITED, 156 Great Charles Street Queensway, Birmingham, B3 3HN	ii & ‡ xviii
The Woodlands (Carlisle) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Timec 1667 Ltd	99%	Floor 6 Arden House, Regent Centre, Gosforth, Newcastle Upon Tyne, Tyne And Wear, United Kingdom, NE3 3LU	ii &
Tolia Bidco Ltd	99.25%	Suite 1, 7th Floor 50 Broadway, London, United Kingdom, SW1H 0DB	ii &
Topco Coffee Ltd	99.25%	Lodge Farm Barn, Elvetham Park Estate, Hartley Wintney, Hampshire, United Kingdom, RG27 8AS	xviii &
Topsmiths Ltd	99.25%	6 Kingsland Trading Estate, St. Philips Road, Bristol, Somerset, England, BS2 0JZ	ii &
United House Group Holdings Ltd	81.5%	26 Kings Hill Avenue, Kings Hill, West Malling, Kent, ME19 4AE	ii &
Verde Bidco Ltd	99.25%	Cannon Green, 1 Suffolk Lane, London, England, EC4R 0AX	xviii &
Wakefield Gardens (Lazonby) Ltd	25%	4 Cowper Road, Gilwilly Industrial Estate, Penrith, Cumbria, United Kingdom, CA11 9BN	i
Walnut Newco Ltd	99.25%	C/O Roxburgh Milkins Limited Merchants House North, Wapping Road, Bristol, United Kingdom, BS1 4RW	ii &
WCCTV Group Ltd	99.25%	Charles Babbage House, Kingsway Business Park, Rochdale, United Kingdom, OL16 4NW	ii &
Whiteburn Viewforth Development Ltd	100%	1 Jackson's Entry, Edinburgh, Scotland, EH8 8PJ	ii
Whittington Facilities Ltd	100%	C/O Teneo Restructuring Limited 156 Great Charles Street, Queensway, Birmingham, West Midlands, B3 3HN	xv Δ
ZWPV Ltd	89.25%	Zip World Base Camp, Denbigh Street, Llanrwst, LL26 0LL	ii &

Collective Investment Vehicles

The following comprises a list of the Group's and other external collective investment vehicles (CIV), where the shareholding is greater than or equal to 20% of the nominal value of any class of shares, or a book value greater than 20% of the CIV's assets.

Name of undertaking	% of fund held by immediate parent (or by the Group where this varies)	Notes
ABRDN OEIC I		8
abrdn European Real Estate Share Fund	38.84%	
abrdn Sterling Bond Fund	77.29%	
ABRDN OEIC IV		8
abrdn Global Corporate Bond Tracker Fund	93.85%	
abrdn UK Equity Enhanced Index Fund	88.08%	
ABRDN OEIC VI		8
abrdn Emerging Markets Equity Enhanced Index Fund	59.80%	
AGFE UK REAL ESTATE SENIOR DEBT FUND LP	74.64%	22
ARTEMIS INSTITUTIONAL FUNDS		3
Artemis SmartGARP Paris-Aligned Global Equity Fund	45.79%	
BLACKROCK AUTHORISED CONTRACTUAL SCHEME 1		9
ACS 60:40 Global Equity Tracker Fund	40.64%	
ACS Climate Transition World Equity Fund	95.60%	
ACS Japan Equity Tracker Fund	75.84%	
ACS UK Equity Tracker Fund	62.25%	
ACS World Multifactor Equity Tracker Fund	58.30%	
BlackRock ACS US Equity Tracker Fund	72.11%	
BLACKROCK COLLECTIVE INVESTMENT FUNDS		9
BlackRock Global Corporate ESG Insights Bond Fund	78.93%	
iShares Global Property Securities Equity Index Fund	44.73%	

Name of undertaking	% of fund held by immediate parent (or by the Group where this varies)	Notes
BLACKROCK FIXED INCOME DUBLIN FUNDS		9
iShares Emerging Markets Government Bond Index Fund (IE)	61.52%	
iShares Emerging Markets Local Government Bond Index Fund (IE)	79.78%	
BNY MELLON INVESTMENT FUNDS		10
BNY Mellon Global Absolute Return Fund	78.79%	
BNY Mellon Global Equity Fund	31.26%	
BNY Mellon Global Multi-Strategy Fund	41.08%	
BNY Mellon Multi Asset Growth Fund	21.65%	
BNY Mellon Sustainable UK Opportunities Fund	60.11%	
BNY Mellon UK Income Fund	25.65%	
BNY Mellon US Opportunities Fund	35.16%	
HBOS INTERNATIONAL INVESTMENT FUNDS ICVC		1
European Fund	93.69%	
Far Eastern Fund	79.62%	
International Growth Fund	55.04%	
Japanese Fund	94.59%	
North American Fund	95.53%	
HBOS PROPERTY INVESTMENT FUNDS ICVC		1
UK Property Fund	51.98%	
HBOS SPECIALISED INVESTMENT FUNDS ICVC		1
Cautious Managed Fund	50.64%	
Ethical Fund	81.43%	
Fund of Investment Trusts	39.36%	
Smaller Companies Fund	63.60%	

Name of undertaking	% of fund held by immediate parent (or by the Group where this varies)	Notes
Special Situations Fund	49.64%	
HBOS UK INVESTMENT FUNDS ICVC		1
UK Equity Income Fund	57.20%	
UK Equity Tracker Fund	59.73%	
UK Growth Fund	59.57%	
HLE ACTIVE MANAGED PORTFOLIO AUSGEWOGEN	55.16%	18
HLE ACTIVE MANAGED PORTFOLIO DYNAMISCH	41.80%	18
HLE ACTIVE MANAGED PORTFOLIO KONSERVATIV	39.12%	18
INVESCO AMERICAN INVESTMENT SERIES		11
Invesco US Equity Fund	31.31%	
LAZARD INVESTMENT FUNDS		16
Lazard Developing Markets Fund	91.78%	
LEGG MASON GLOBAL FUNDS		5
Legg Mason Western Asset Multi-Asset Credit Fund	40.85%	
MGI FUNDS PLC		14
Mercer Diversified Retirement Fund	71.64%	
Mercer Multi Asset Defensive Fund	31.95%	
Mercer Multi Asset Growth Fund	65.69%	
Mercer Multi Asset High Growth Fund	61.05%	
Mercer Multi Asset Moderate Growth Fund	65.44%	
Mercer Passive Sustainable Global Equity Feeder Fund	67.64%	
MORGAN STANLEY INVESTMENT FUNDS		12
Global Credit Fund	44.92%	
NORDEA 1, SICAV		7
Nordea 1 – GBP Diversified Return Fund	26.69%	
RETAIL AUTHORISED UNIT TRUSTS		9
BlackRock Balanced Growth Portfolio Fund	38.65%	
SCHRODER FUNDS ICAV		15
Schroder Sterling Liquidity Fund	93.10%	
Schroder Sterling Short Duration Bond Fund	95.45%	
SCHRODER INTERNATIONAL SELECTION FUND		19
Emerging Market Bond	70.54%	
Global Climate Leaders	27.08%	
Multi Asset Total Return	20.50%	
Sustainable Emerging Markets Synergy	99.26%	
SCHRODER MATCHING PLUS		19
Schroder Matching Plus Bespoke Investment Fund 10	98.68%	
SCOTTISH WIDOWS INCOME AND GROWTH FUNDS ICVC		2
Adventurous Growth Fund	44.12%	
Balanced Growth Fund	30.23%	
Corporate Bond 1 Fund	85.25%	
Corporate Bond PPF Fund	100%	
ESG Sterling Corporate Bond Tracker Fund	100%	
Global Tactical Asset Allocation 1 Fund	84.28%	
Progressive Growth Fund	45.32%	
UK Index Linked Gilt Fund	100%	
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC		2
Corporate Bond Fund	72.07%	
Developed Asia Pacific (ex Japan ex Korea) Equity Tracker Fund	98.30%	
Developed Europe (ex UK) Equity Tracker Fund	95.07%	
Fundamental Index Emerging Markets Equity Fund	90.75%	
Fundamental Index Global Equity Fund	94.19%	
Fundamental Index UK Equity Fund	88.78%	
Fundamental Low Volatility Index Emerging Markets Equity Fund	93.15%	
Fundamental Low Volatility Index Global Equity Fund	97.55%	
Fundamental Low Volatility Index UK Equity Fund	85.38%	
Gilt Fund	95.47%	
High Income Bond Fund	61.17%	
International Bond Fund	76.61%	
Japan Equity Fund	93.21%	
Strategic Income Fund	65.97%	
US Equity Fund	90.21%	
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC		2

Name of undertaking	% of fund held by immediate parent (or by the Group where this varies)	Notes
Balanced Growth Portfolio	24.17%	
Cash Fund	99.51%	
International Equity Tracker Fund	60.30%	
Progressive Growth Portfolio 1	44.35%	
SCOTTISH WIDOWS OVERSEAS GROWTH INVESTMENT FUNDS ICVC		2
American Growth Fund	78.64%	
European Growth Fund	87.35%	
Global Growth Fund	58.90%	
Global Select Growth Fund	51.32%	
Japan Growth Fund	97.73%	
Pacific Growth Fund	68.49%	
SCOTTISH WIDOWS PROPERTY AUTHORISED CONTRACTUAL SCHEME		2
Scottish Widows Pooled Property ACS Fund 1	100%	
Scottish Widows Pooled Property ACS Fund 2	100%	
SCOTTISH WIDOWS TRACKER AND SPECIALIST INVESTMENT FUNDS ICVC		2
Emerging Markets Fund	81.51%	
UK Equity Tracker Fund	89.20%	
UK Fixed Interest Tracker Fund	95.32%	
UK Index-Linked Tracker Fund	99.03%	
UK Tracker Fund	45.04%	
SCOTTISH WIDOWS UK AND INCOME INVESTMENT FUNDS ICVC		2
Environmental Investor Fund	76.47%	
Ethical Fund	84.55%	
UK Equity Income Fund	24.69%	
UK Growth Fund	57.67%	
SEI GLOBAL MASTER FUND PLC		13
The SEI Moderate Fund	35.27%	
The SEI Factor Allocation Global Equity Fund	52.76%	
The SEI Defensive Fund	51.21%	
The SEI Growth Fund	32.88%	
SPW INVESTMENT PORTFOLIO ICVC		20
SPW IPS Growth Portfolio	44.12%	
SPW IPS Income Portfolio	42.46%	
SPW MULTI MANAGER ICVC		20
SPW Multi-Manager UK Equity Income Fund	23.54%	
SSGA		4
State Street AUT Asia Pacific ex Japan Screened (ex Controversies and CW) Index Equity Fund	96.77%	
State Street AUT Emerging Market Screened (ex Controversies and CW) Index Equity Fund	100%	
State Street AUT Europe ex UK Screened (ex Controversies and CW) Index Equity Fund	96.72%	
THE SVS LEVITAS FUNDS		21
TM Levitas A Fund	65.00%	
TM Levitas B Fund	62.51%	
UBS INVESTMENT FUNDS ICVC		17
UBS Global Optimal Fund	29.00%	
UNIVERSE, THE CMI GLOBAL NETWORK		6
CMIG Access 80%	100%	
CMIG Focus Euro Bond	99.91%	
CMIG GA 70 Flexible	100%	
CMIG GA 80 Flexible	100%	
CMIG GA 90 Flexible	100%	
Continental Euro Equity	97.95%	
Euro Bond	61.97%	
Euro Cautious	90.58%	
Euro Currency Reserve	95.78%	
European Enhanced Equity	100%	
Japan Enhanced Equity	97.84%	
Pacific Enhanced Basin	77.79%	
UK Equity	83.61%	
US Bond	90.38%	
US Currency Reserve	65.91%	
US Enhanced Equity	89.05%	
US Tracker	37.80%	

Principal place of business for Collective Investment Vehicles

(1) Trinity Road, Halifax, West Yorkshire, HX1 2RG
(2) 69 Morrison Street, Edinburgh, United Kingdom, EH3 8BW
(3) Cassini House, 57 St James's Street, London, SW1A 1LD
(4) 20 Churchill Place, Canary Wharf, London, E14 5HJ
(5) Riverside Two Sir John Rogerson's Quay, Grand Canal Dock, Dublin 2, Ireland
(6) Lemanik Asset Management S.A, 106 route d'Arlon, L-8210, Mamer, Luxembourg
(7) 562, Rue de Neudorf, L-2220, Luxembourg
(8) Abrdn Fund Managers Ltd, 280 Bishopsgate, London, EC2M 4AG
(9) BlackRock Fund Managers Ltd, 12 Throgmorton Avenue, London, EC2N 2DL
(10) BNY Mellon Investment Funds, BNY Mellon Centre, 160 Queen Victoria Street, London, EC4V 4LA
(11) Invesco Fund Managers Ltd, Perpetual Park, Perpetual Park Drive, Henley-on-Thames, Oxfordshire, RG9 1HH
(12) MSIM Fund Management (Ireland) Ltd, The Observatory, 7-11 Sir John Rogerson's Quay, Dublin 2, DO2 VC42, Ireland
(13) SEI Investments Global Ltd, Styne House, Upper Hatch Street, Dublin 2, Ireland
(14) 70 Sir John Rogerson's Quay, Dublin 2, Ireland
(15) Schroder Investment Management Ltd, Ten Earlsfort Terrace, Dublin 2, DO2 T380
(16) 50 Stratton Street, London, W1J 8LL
(17) UBS Asset Management (UK) Ltd, 5 Broadgate, London, EC2M 2QS
(18) Oppenheim Asset Management Services S.à r.l., 2, Boulevard Konrad Adenauer, L-1115 Luxembourg
(19) 5, Rue Hohenhof, L-1736, Senningerberg, Luxembourg
(20) Schroder Personal Wealth (ACD) 25 Gresham Street, London, EC2V 7HN
(21) Thesis Unit Trust Management Ltd, Exchange Building, St. John's Street, Chichester, West Sussex, PO19 1UP
(22) 3rd Floor South, 55 Baker Street, London, W1U 8EW

---

* The undertaking does not have share capital
+ The undertaking does not have a registered office
# In relation to Subsidiary Undertakings, an undertaking external to the Group holds shares
^ Shares held directly by Lloyds Banking Group plc
& The Group holds voting rights of between 20% and 49.9%
~ The Group holds voting rights of 50%
‡ The undertaking is in liquidation
∞ The undertaking is in Administrative Receivership
Δ The undertaking is in Administration
§ The undertaking has applied for Strike Off
(i) Ordinary Shares
(ii) A Ordinary Shares
(iii) B Ordinary Shares
(iv) Non-Voting Preference Shares
(v) Preference Shares
(vi) Non-Voting Deferred Shares
(vii) Redeemable Non-voting Shares
(viii) C Ordinary Shares
(ix) B Ordinary Non-Voting Shares
(x) Preferred A Ordinary Shares
(xi) Redeemable Preference Shares
(xii) A4 Ordinary Shares
(xiii) Ordinary Non-Voting Shares
(xiv) Common Stock
(xv) Preferred B Ordinary Shares
(xvi) A3 Ordinary Shares
(xvii) A2 Ordinary Shares
(xviii) A1 Ordinary Shares
(xix) Z Ordinary Shares
(xx) Ordinary Limited Voting Shares
(xxi) LN Deferred Shares
(xxii) D Ordinary Shares
(xxiii) E Ordinary Shares
(xxiv) F Ordinary Shares
(xxv) G Ordinary Shares
(xxvi) H Ordinary Shares
(xxvii) I Ordinary Shares
(xxviii) J Ordinary Shares

Registered office addresses

(1) 25 Gresham Street, London, EC2V 7HN
(2) 13-18 City Quay, Dublin, D02 ED70
(3) 69 Morrison Street, Edinburgh, EH3 8YF
(4) Trinity Road, Halifax, West Yorkshire, HX1 2RG
(5) The Mound, Edinburgh, EH1 1YZ
(6) 40a Station Road, Upminster, Essex, RM14 2TR
(7) 9 Broad Street, St Helier, Jersey, JE2 3RR
(8) Minter Ellison, Governor Macquarie Tower, Level 40, 1 Farrer Place, Sydney, NSW 2000, Australia
(9) 1 Brookhill Way, Banbury, Oxon, OX16 3EL
(10) 6th Floor, 125 London Wall, London, EC2Y 5AS
(11) The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
(12) Barnett Way, Gloucester, GL4 3RL
(13) 1 More London Place, London, SE1 2AF
(14) 100 Cannon Street, London, EC4N 6EU
(15) 2 North Queen Street, Belfast, Northern Ireland, BT15 1ES
(16) Suite 6, Rineanna House, Shannon Free Zone, Co. Clare, Ireland
(17) Thurn-Und-Taxis-Platz 6, 60313, Frankfurt am Main, Germany
(18) Hoogoorddreef, 151101BA, Amsterdam, Netherlands
(19) Basisweg 10, Amsterdam, 1043AP, Netherlands
(20) 33 Old Broad Street, London, EC2N 1HZ
(21) 20 Cathedral Yard, Exeter, EX1 1HB
(22) Citco REIF Services (Luxembourg) S.A., Carré Bonn, 20, Rue de la Poste, L-2346 Luxembourg
(23) 51-59 Circular Road, Douglas, IM1 1AZ, Isle of Man
(24) Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, USA
(25) 69 Morrison Street, Edinburgh, United Kingdom, EH3 8BW
(26) 1 Bartholomew Lane, London, EC2N 2AX, United Kingdom
(27) 1, Avenue du Bois, L–1251 Luxembourg
(28) SAB Formalities, 23 Rue de Roule, Paris, 75001, France
(29) Karl-Liebknecht-STR. 5, D-10178 Berlin, Germany
(30) 20 Rue de la Poste, L-2346 Luxembourg
(31) Atria One, 144 Morrison Street, Edinburgh, EH3 8EX
(32) 26 New Street, St. Helier, Jersey, JE2 3RA
(33) 3rd Floor, IFC5, Castle Street, St Helier, JE2 3BY, Jersey
(34) P O Box 186, Royal Chambers, St Julian's Avenue, St. Peter Port, GY1 4HP, Guernsey
(35) De Entrée 254, 1101 EE, Amsterdam, Netherlands
(36) 44 Esplanade, St. Helier, Jersey, JE4 9WG
(37) Fascinatio Boulevard 1302, 2909VA Capelle aan den IJssel, Netherlands
(38) Avenida Dr. Chucri Zaidan, nº 296, cj 231 e 51, Bairro Vila Cordeiro, Cidade de São Paulo, Estado de São Paulo, Cep 04583-110 Brazil
(39) 2nd Floor, Liberation House, Castle Street, St. Helier, JE1 1EY, Jersey
(40) 1 Vine Street, London, W1J 0AH
(41) 50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ
(42) 5th Floor, The Exchange, George's Dock, IFSC, Dublin 1, Ireland
(43) 110 St. Vincent Street, Glasgow, G2 4QR
(44) 8 Avenue Hoche, 75008, Paris, France
(45) Keens House, Anton Mill Road, Andover, Hampshire, SP10 2NQ
(46) Glategny Court, Glategny Esplanade, St. Peter Port, GY1 1WR, Guernsey
(47) Cawley House, Chester Business Park, Chester, CH4 9FB, United Kingdom
(48) 6/12, Primrose Road, Bangalore, 560025, India
(49) 7th Floor 21 Lombard Street London, EC3V 9AH
(50) St William House, Tresillian Terrace, Cardiff, CF10 5BH
(51) 18th Floor, United Centre, 95 Queensway, Hong Kong
(52) McStay Luby, Dargan House, 21-23 Fenian Street, Dublin 2, Ireland
(53) 1A Heienhaff, Senningerberg, L-1736 Luxembourg
(54) Wilmington Trust SP Services (London) Limited, Third Floor, 1 King's Arms Yard, London, EC2R 7AF
(55) 1-2 Victoria Buildings, Haddington Road, Dublin 4, Ireland
(56) 17 Boulevard F.W. Raiffeisen, L-2411 Luxembourg
(57) Society Building, 8 All Saints Street, London, England, N1 9RL

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at **www.sec.gov,** for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.





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Head office
25 Gresham Street
London EC2V 7HN
+44 (0)20 7626 1500
www.lloydsbankinggroup.com

Registered office
The Mound
Edinburgh EH1 1YZ
Registered in Scotland no. SC095000